

COL Capital Limited

(Incorporated in Bermuda with limited liability)

Exemption No.: 82-03654

20 February 2008





08000921

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 2 7 2008
THOMSON
FINANCIAL

SUPPL

By Courier

Dear Sirs

COL CAPITAL LIMITED

We furnish herewith the following documents issued by COL Capital Limited, a company incorporated in Bermuda, pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 12th July 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a change in board lot size;

2. Announcement dated 12th July 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a discloseable transaction involving acquisition of 40% shares in Printronics Electronics Limited;

3. Announcement dated 30th August 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a notification of board meeting;

4. Announcement dated 13th September 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to an interim results for the six months ended 30th June 2007;

5. Announcement dated 15th November 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a discloseable transaction;

6. Announcement dated 22nd November 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a suspension of trading;

7. Announcement dated 30th November 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to (1) proposed open Offer; (2) proposed Issue of Warrants; (3) application for granting of Whitewash Waiver; (4) proposed grant of Specific Mandate and (5) resumption of trading;

8. Announcement dated 5th December 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to an appointment of Independent Financial Adviser;

...../P.2

AF/pw/jq/08028L

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500



COL Capital Limited
(Incorporated in Bermuda with limited liability)

The U.S. Securities and Exchange Commission

9. Announcement dated 21st December 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a delay in despatch of circular;

10. Announcement dated 31st December 2007 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a notice of Special General Meeting;

11. Announcement dated 31st December 2007 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a despatch of circular;

12. Announcement dated 9th January 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a discloseable transaction;

13. Announcement dated 21st January 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the poll results of Special General Meeting held on 21st January 2008 and despatch of propspectus;

14. Announcement dated 11th February 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the termination of the Open Offer and the Warrant Issue;

15. 4 circulars dated 1st August 2007, 5th December 2007, 31st December 2007 and 30th January 2008 respectively; and

16. 1 prospectus dated 22nd January 2008.

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited

Fung Ching Man, Ada
Company Secretary

Encls.

AF/pw/jc/08028L

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500





COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

ANNOUNCEMENT

CHANGE IN BOARD LOT SIZE

The board lot size of Shares for trading on the Stock Exchange will be changed from 4,000 Shares to 1,000 Shares with effect from Wednesday, 1st August, 2007.

Shareholders may submit their existing share certificates in board lots of 4,000 Shares to the branch share registrar of the Company in exchange for new share certificates in board lots of 1,000 Shares, free of charge, during business hours from 18th July, 2007 to 29th August, 2007 (both days inclusive).

The Directors wish to announce that the board lot size of Shares for trading on the Stock Exchange will be changed from 4,000 Shares to 1,000 Shares with effect from Wednesday, 1st August, 2007. The Directors believe that the reduced board lot size may:–

(i) facilitate trading;

(ii) improve the liquidity of the Shares;

(iii) enable the Company to attract more investors; and

(iv) broaden its shareholder base.

The change in board lot size will not affect the rights of the Shareholders.

EXPECTED TIMETABLE

First day for free exchange of existing share certificates in board lots of 4,000 Shares for new share certificates in board lots of 1,000 Shares	Wednesday, 18th July, 2007
Effective date of the change in board lot size from 4,000 Shares to 1,000 Shares	Wednesday, 1st August, 2007
Original counter for trading in Shares in board lots of 4,000 Shares closes and becoming counter for trading in the Shares in board lots of 1,000 Shares (in the form of new share certificates)	9:30 a.m. on Wednesday, 1st August, 2007
Temporary counter for trading in Shares in board lots of 4,000 Shares (in the form of existing share certificates) opens	9:30 a.m. on Wednesday, 1st August, 2007
Parallel trading in Shares (in the form of existing and new share certificates) commences	9:30 a.m. on Wednesday, 1st August, 2007
Temporary counter for trading in the Shares in board lots of 4,000 Shares (in the form of existing share certificates) closes	4:00 p.m. on Wednesday, 22nd August, 2007
Parallel trading in Shares (in the form of existing and new share certificates) ends	4:00 p.m. on Wednesday, 22nd August, 2007
Last day for free exchange of existing share certificates in board lots of 4,000 Shares for new share certificates in board lots of 1,000 Shares	Wednesday, 29th August, 2007

Shareholders may submit their existing share certificates in board lots of 4,000 Shares to the branch share registrar of the Company, Tengis Limited, at 26th Floor, Tesbury Centre, No. 28 Queen's Road East, Wanchai, Hong Kong in exchange for new share certificates in board lots of 1,000 Shares, free of charge, during business hours from 18th July, 2007 to 29th August, 2007 (both days inclusive).

After Wednesday, 29th August, 2007, any exchange of share certificates will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lots of 1,000 Shares issued or each existing share certificate submitted, whichever number of share certificates involved is higher.

New share certificates are expected to be available for collection from the branch share registrar of the Company by Shareholders within ten business days after submission of the existing share certificates to the branch share registrar of the Company for exchange purpose.

With effect from Wednesday, 1st August, 2007, new share certificates will be issued in board lots of 1,000 Shares. All existing share certificates in board lots of 4,000 Shares will continue to be evidence of title to such Shares and be valid for delivery, transfer and settlement purposes.

DIRECTORS

As at the date of this announcement, the Directors are:–

Executive Directors:
Ms. Chong Sok Un *(Chairman)*, Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent non-executive Directors:
Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian

DEFINITIONS

"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 383)
"Directors"	directors of the Company
"Shares"	shares of nominal value of HK$0.01 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 12th July, 2007



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

公佈

更改每手買賣單位

股份於聯交所之每手買賣單位將由4,000股股份改為1,000股股份，由二零零七年八月一日（星期三）起生效。

股東可由二零零七年七月十八日起至二零零七年八月二十九日（首尾兩日包括在內）止之營業時間內，將其每手買賣單位為4,000股股份之現有股票交回本公司之股份過戶登記分處，以免費換領每手買賣單位為1,000股股份之新股票。

董事會謹此宣佈，股份於聯交所之每手買賣單位將由4,000股股份改為1,000股股份，由二零零七年八月一日（星期三）起生效。董事相信，削減每手買賣單位可：

(i) 促成買賣；

(ii) 改善股份之流通量；

(iii) 讓本公司吸引更多投資者；及

(iv) 擴闊股東基礎。

更改每手買賣單位不會對股東之權利構成影響。

預期時間表

以每手買賣單位為4,000股股份之現有股票免費換領每手買賣單位為1,000股股份之新股票之首日	二零零七年七月十八日(星期三)
將每手買賣單位由4,000股股份更改為1,000股股份之生效日期	二零零七年八月一日(星期三)
以每手買賣單位為4,000股股份買賣股份之原有櫃位關閉,並成為以每手買賣單位為1,000股股份(以新股票形式)買賣股份之櫃位	二零零七年八月一日(星期三) 上午九時三十分
開設以每手買賣單位為4,000股股份(以現有股票形式)買賣股份之臨時櫃位	二零零七年八月一日(星期三) 上午九時三十分
股份之平行買賣(以現有股票及新股票形式)開始	二零零七年八月一日(星期三) 上午九時三十分
以每手買賣單位為4,000股股份(以現有股票形式)買賣股份之臨時櫃位關閉	二零零七年八月二十二日(星期三) 下午四時正
股份之平行買賣(以現有股票及新股票形式)結束	二零零七年八月二十二日(星期三) 下午四時正
以每手買賣單位為4,000股股份之現有股票免費換領每手買賣單位為1,000股股份之新股票之最後日期	二零零七年八月二十九日(星期三)

股東可由二零零七年七月十八日起至二零零七年八月二十九日(首尾兩日包括在內)止之營業時間內,將其每手買賣單位為4,000股股份之現有股票交回本公司之股份過戶登記分處登捷時有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓),以免費換領每手買賣單位為1,000股股份之新股票。

於二零零七年八月二十九日（星期三）後，須就簽發每張每手買賣單位為1,000股股份之新股票或所交回之每張現有股票（以所涉股票數量較高者為準）支付2.50港元（或聯交所不時訂明之較高金額）後，方會接納股票換領。

預期股東可於將現有股票交回本公司股份過戶登記分處作換領後之十個營業日內，於本公司之股份過戶登記分處領取新股票。

由二零零七年八月一日（星期三）起，新股票將以每手買賣單位1,000股股份簽發。所有每手買賣單位為4,000股股份之現有股票將繼續為該等股份之所有權憑證，可有效作交收、轉讓及結算之用。

董事

於本公佈之日期，董事為：

執行董事：
莊淑涴女士*（主席）*、王炳忠拿督及江木賢先生

獨立非執行董事：
勞偉安先生、劉紹基先生及張健先生

釋義

「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市（股份代號：383）
「董事」	指	本公司董事
「股份」	指	本公司之股本中每股面值0.01港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司

代表董事會
中國網絡資本有限公司
主席
莊淑涴

香港，二零零七年七月十二日

* *中文名稱僅供識別*



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DISCLOSEABLE TRANSACTION INVOLVING ACQUISITION OF 40% SHARES IN PRINTRONICS ELECTRONICS LIMITED

The Board is pleased to announce that on 11 July 2007, the Purchaser, an indirect wholly-owned subsidiary of the Company entered into the Agreement with the Vendor and the Guarantor pursuant to which, among other things, the Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares, representing 40% of the entire issued share capital of Printronics Electronics, for an aggregate consideration of HK$181,806,698 which will be paid in cash from the Company's internal resources and/or borrowings.

Printronics Electronics is an investment holding company and is the registered and beneficial owner of TPC Shares.

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing details of the Agreement will be dispatched to the shareholders of the Company within 21 days after the publication of this announcement.

The Board is pleased to announce that on 11 July, 2007, the Purchaser, the Vendor and the Guarantor entered into the Agreement pursuant to which, among other things, the Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares, representing 40% of the entire issued share capital of Printronics Electronics, for an aggregate consideration of HK$181,806,698.

THE AGREEMENT

Date: 11 July 2007

Parties

Vendor: Printronics Group Limited

Purchaser: Famous Mount Investments Limited

Guarantor: Shougang Concord Technology Holdings Limited

The Vendor is an investment holding company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owner are third parties independent of the Company and its subsidiaries and connected persons of the Company and its subsidiaries.

The Purchaser is an indirect wholly-owned subsidiary of the Company and an investment holding company.

The Guarantor is an ultimate holding company of the Vendor and its shares are listed on the Main Board of the Stock Exchange (Stock Code: 521).

Assets to be acquired

2 shares in Printronics Electronics, representing 40% of its entire issued share capital

Consideration

The aggregate consideration for the Acquisition shall be HK$181,806,698 which shall be paid in cash upon Completion. The consideration will be satisfied from the Group's internal resources and/or borrowings.

The consideration has been agreed by the parties after arm's length negotiations between the Purchaser and the Vendor by reference to the market value of TPC Shares owned by Printronics Electronics.

Based on the audited financial statement of Printronics Electronics for the year ended 31st December, 2006, the net asset value of Printronics Electronics was approximately HK$18,904,195. The audited loss before and after tax of Printronics Electronics for the years ended 31st December, 2005 and 31st December, 2006 were approximately HK$1,915,757 and HK$18,125, respectively.

Based on the management account of Printronics Electronics for the period from 1st January, 2007 to 30th June, 2007, the unaudited net asset value of Printronics Electronics as at 30th June, 2007 was approximately HK$18,898,454 and the unaudited loss of Printronics Electronics was approximately HK$5,741.

The profit before tax of TPC during the years ended 31st December, 2005 and 31st December, 2006 were approximately HK$36,118,000 and HK$71,190,000, respectively.

The profit after tax of TPC during the years ended 31st December, 2005 and 31st December, 2006 were approximately HK$31,755,000 and HK$63,410,000, respectively.

Immediately following Completion, Printronics Electronics will become an associate of the Company. The investment in Printronics Electronics by the Company will be accounted for in the books of the Company as an associated company by using the equity accounting method.

Conditions and Completion

Completion of the Acquisition shall take place on the fifth business day from the date of signing of the Agreement subject to the Vendor having delivered to the Purchaser upon Completion a legal opinion in form and substance satisfactory to the Purchaser by a practising lawyer in the PRC appointed by the Purchaser confirming, inter alia, (a) the due incorporation, valid and continued existence of TPC; and (b) that the transfer of the Sale Shares by the Vendor to the Purchaser will not in any respect constitute a breach of the lock-up undertaking by the Company during the Lock-Up Period as mentioned in the prospectus of TPC dated 23 April 2007 and relevant PRC law and the rules and regulations governing the listing of securities on the Shenzhen Stock Exchange.

Immediately following Completion, the Vendor and the Guarantor jointly and severally undertake to the Purchaser that they shall procure that the Purchaser can nominate such number of directors to the board of Printronics Electronics to the effect that the Purchaser can control 40% of board of Printronics Electronics.

INFORMATION ON PRINTRONICS ELECTRONICS AND TPC

Printronics Electronics was incorporated in Hong Kong on 11 December 1990 and its ultimate holding company is the Guarantor. It is an investment holding company and the registered and beneficial owner of TPC Shares, representing approximately 21.01% of the entire equity interest in the registered capital of TPC. To the best knowledge of the Directors having made all reasonable enquiries, save for investment in TPC Shares, Printronics Electronics has no other investments or subsidiaries as at the date of this announcement.

TPC is a company incorporated in the PRC and its shares are listed as "A-Share" on the Shenzhen Stock Exchange (Stock Code: 002134). The principal business activity of TPC is manufacture and sale of printed circuit boards.

The market price of TPC Shares as at 11th July, 2007 was RMB16.40 per share. The market capitalisation of TPC amounts to approximately RMB3,225,548,966 and its net asset value as at 31st December, 2006 was approximately HK$235,408,000.

INFORMATION ON THE COMPANY

The principal business activity of the Company is investment holding and through its subsidiaries engages in the securities trading and investments, provision of financial services, property investment and strategic investment.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors consider that the Acquisition, if completed, will enable the Company to expand its existing core business in strategic investment.

The Directors (including the independent non-executive Directors) are of the view that the Acquisition is in the interest of the Group and the terms and conditions of the Acquisition are in normal commercial terms, which are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing details of the Agreement and the Acquisition will be dispatched to the shareholders of the Company within 21 days after the publication of this announcement.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisition"	the proposed acquisition of the Sale Shares by the Purchaser from the Vendor pursuant to the Agreement
"Agreement"	the sale and purchase agreement dated 11 July 2007 entered into among the Purchaser, the Vendor and the Guarantor in relation to Acquisition
"associate"	having the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business day"	a day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for business
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms of the Agreement
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries

"Guarantor"	Shougang Concord Technology Holdings Limited, a company incorporated in Hong Kong and the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 521)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lock-Up Period"	the period commencing from 16 May 2007 and ending on the day falling 12 months thereafter
"Printronics Electronics"	Printronics Electronics Limited, a company incorporated in Hong Kong which is beneficially wholly-owned by the Vendor
"Purchaser"	Famous Mount Investments Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the People's Republic of China
"Sale Shares"	2 shares of HK$1.00 each the share capital of Printronics Electronics, representing 40% of the entire issued share capital of Printronics Electronics
"Shareholders"	holders of the Shares
"Shares"	the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TPC"	Tianjin Printronics Circuit Corporation (天津普林電路股份有限公司), a company incorporated in the PRC with its shares being listed on the Shenzhen Stock Exchange

"TPC Shares"	a total of 41,319,704 fully paid up shares in TPC owned by Printronics Electronics
"Vendor"	Printronics Group Limited, a company incorporated in Hong Kong with its ultimate holding company being the Guarantor

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 12th July, 2007

As at the date of this announcement, the executive directors are Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors are Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)

涉及收購普林電子有限公司 40%股份之 須予披露交易

董事會欣然宣佈，於二零零七年七月十一日，買方（本公司間接擁有之全資附屬公司）與賣方及擔保人訂立該協議，據此，（其中包括）賣方已同意出售而買方已同意購買銷售股份（佔普林電子全部已發行股本之40%），總代價為181,806,698港元，將以本公司之內部資源及／或借貸以現金支付。

普林電子為一間投資控股公司，並為普林電路股份之登記及實益擁有人。

收購事項構成上市規則第14章項下本公司之須予披露交易。本公司將於本公佈刊發後21日內，向本公司股東寄發一份載有該協議詳情之通函。

董事會欣然宣佈，於二零零七年七月十一日，買方、賣方及擔保人訂立該協議，據此，（其中包括）賣方已同意出售而買方已同意購買銷售股份（佔普林電子全部已發行股本之40%），總代價為181,806,698港元。

* *中文名稱僅供識別*

該協議

日期：　二零零七年七月十一日

訂約方

賣方：　普林集團有限公司

買方：　Famous Mount Investments Limited

擔保人：　首長科技集團有限公司

賣方為一間投資控股公司。就董事於作出一切合理查詢後所深知、得悉及確信，賣方及其最終實益擁有人均為獨立於本公司及其附屬公司及本公司及其附屬公司關連人士之第三方。

買方為本公司間接擁有之全資附屬公司，並為一間投資控股公司。

擔保人為賣方之最終控股公司，而其股份於聯交所主板上市（股份代號：521）。

將收購之資產

2股普林電子股份，佔其全部已發行股本之40%

代價

收購事項之總代價將為181,806,698港元，將於完成時以現金支付。代價將以本集團之內部資源及／或借貸支付。

代價乃由訂約各方於買方及賣方按公平原則磋商後，參考普林電子所擁有之普林電路股份之市值釐訂。

根據普林電子於截至二零零六年十二月三十一日止年度之經審核財務報表所示，普林電子之資產淨值約為18,904,195港元。普林電子截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之經審核除稅前及除稅後虧損分別約為1,915,757港元及18,125港元。

根據普林電子由二零零七年一月一日起至二零零七年六月三十日止期間之管理賬目所示，普林電子於二零零七年六月三十日之未經審核資產淨值約為18,898,454港元，而普林電子之未經審核虧損約為5,741港元。

普林電路於截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之除稅前溢利分別約為36,118,000港元及71,190,000港元。

普林電路於截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之除稅後溢利分別約為31,755,000港元及63,410,000港元。

緊隨完成後，普林電子將成為本公司之聯營公司。本公司於普林電子之投資將於本公司之賬目內以權益會計法入賬。

條件及完成

收購將於該協議簽立日期起計第五個營業日完成，惟賣方須於完成時向買方交付一份由買方指定之中國執業律師發出之法律意見（其形式及內容須為買方所滿意），確認（其中包括）(a)普林電路已妥為註冊成立、有效及持續存在；及(b)賣方向買方轉讓銷售股份於任何方面均不會導致本公司違反其於禁售期之禁售承諾（見普林電路日期為二零零七年四月二十三日之招股章程），以及深圳證券交易所之證券上市監管規則。

緊隨完成後，賣方及擔保人共同及個別向買方承諾，彼等將促成買方可提名足以控制普林電子董事會40%之董事人數進入普林電子董事會。

有關普林電子及普林電路之資料

普林電子乃於一九九零年十二月十一日在香港註冊成立，而其最終控股公司為擔保人。其為一間投資控股公司，並為普林電路股份之登記及實益擁有人，所持普林電路股份佔普林電路全部股本權益約21.01%。就董事於作出一切合理查詢後所深知，除於普林電路股份之投資外，於本公佈日期，普林電子並無其他投資或附屬公司。

普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A股」上市（股份代號：002134）。普林電路之主要業務為製造及銷售印刷電路板。

普林電路股份於二零零七年七月十一日之市價為每股股份人民幣16.40元。普林電路之市值約為人民幣3,225,548,966元，而於二零零六年十二月三十一日之資產淨值約為235,408,000港元。

有關本公司之資料

本公司之主要業務為投資控股，及透過其附屬公司從事證券買賣及投資、提供金融服務、物業投資以及策略性投資。

進行收購之理由及得益

董事認為，倘收購得以完成，將可令本公司現有核心業務因策略性投資而得以擴展。

董事（包括獨立非執行董事）認為，收購符合本集團之利益，而收購之條款及條件乃一般商業條款，誠屬公平合理，並符合本公司及股東之整體利益。

一般事項

收購事項構成上市規則第14章項下本公司之須予披露交易。本公司將於本公佈刊發後21日內，向本公司股東寄發一份載有該協議及收購詳情之通函。

釋義

於本公佈內，除文義另有說明外，下列詞彙具有如下涵義：

「收購」	指	根據該協議建議由買方向賣方收購銷售股份
「該協議」	指	買方、賣方與擔保人就收購訂立日期為二零零七年七月十一日之買賣協議
「聯繫人士」	指	上市規則賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港銀行普遍對外照常營業之日子（星期六及星期日除外）
「本公司」	指	中國網絡資本有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	按照該協議之條款完成買賣銷售股份

「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「擔保人」	指	首長科技集團有限公司，於香港註冊成立之公司，其股份於聯交所主板上市（股份代號：521）
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「禁售期」	指	由二零零七年五月十六日開始至滿十二個月後當日為止之期間
「普林電子」	指	普林電子有限公司，於香港註冊成立之公司，並由賣方實益全資擁有
「買方」	指	Famous Mount Investments Limited，於英屬處女群島註冊成立之公司，並為本公司之間接全資附屬公司
「人民幣」	指	人民幣，中華人民共和國法定貨幣
「銷售股份」	指	普林電子股本中2股每股面值1.00港元之股份，佔普林電子全部已發行股本40%
「股東」	指	股份持有人
「股份」	指	本公司股份
「聯交所」	指	香港聯合交易所有限公司
「普林電路」	指	天津普林電路股份有限公司，於中國註冊成立之公司，其股份在深圳證券交易所上市

「普林電路股份」	指	普林電子所擁有合共41,319,704股之普林電路繳足股款股份
「賣方」	指	普林集團有限公司，於香港註冊成立之公司，其最終控股公司為擔保人

承董事會命
中國網絡資本有限公司
主席
莊淑涴

香港，二零零七年七月十二日

於本公佈日期，執行董事為莊淑涴小姐（主席）、王炳忠拿督和江木賢先生，而獨立非執行董事為勞偉安先生、劉紹基先生和張健先生。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of COL Capital Limited (the "Company") is pleased to announce that a meeting of the Board will be held on Thursday, 13 September, 2007 at 11:00 a.m. at which the Board will, inter alia, approve the announcement of interim results of the Company and its subsidiaries for the six months ended 30 June, 2007 and consider the declaration of dividend, if any.

By Order of the Board of
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 30 August, 2007

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

董事會會議通知

中國網絡資本有限公司(「本公司」)董事會(「董事會」)謹此公佈，本公司訂於二零零七年九月十三日(星期四)上午十一時舉行董事會會議，以(當中包括)批准本公司及其附屬公司截至二零零七年六月三十日止六個月之中期業績公佈，及考慮宣派股息(如有)。

承董事會命
中國網絡資本有限公司
公司秘書
馮靖文

香港，二零零七年八月三十日

於本公佈日期，莊舜而女士(主席)；拿督王炳忠及江木賢先生為執行董事；勞偉安先生、劉紹基先生及張健先生為獨立非執行董事。

* *僅供識別*



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2007

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2007 together with the comparative figures for the corresponding period in 2006 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditor, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.6.2007 HK$'000 (unaudited)	30.6.2006 HK$'000 (unaudited)
Continuing operations:			
Turnover	3	**1,115,705**	512,376
Rental income		**2,294**	1,761
Dividend income from listed investments		**6,770**	10,409
Interest income from loan receivables		**6,497**	3,683
Net gain on investments	4	**572,584**	617,515
Other income		**15,494**	9,030
Administrative expenses		**(7,884)**	(22,834)
Other expenses		**(339)**	(532)
Finance costs	5	**(8,994)**	(3,225)
Fair value changes on investment properties		**14,707**	–
Share of profits of an associate		**609**	–
Gain on disposal of an associate		**–**	1,740
Profit before taxation		**601,738**	617,547
Taxation	6	**(62,769)**	(9,600)
Profit from continuing operations		**538,969**	607,947
Discontinued operation:			
Loss for the period from discontinued operation	7	**(1,548)**	(4,551)
Profit for the period	8	**537,421**	603,396
Attributable to:			
Equity holders of the Company		**528,424**	603,396
Minority interests		**8,997**	–
		537,421	603,396
Dividends recognised as distribution	9	**11,084**	11,425
Earnings per share	10		
From continuing and discontinued operations			
– Basic		**HK$1.88**	HK$2.06
From continuing operations			
– Basic		**HK$1.89**	HK$2.07

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	As at 30.6.2007 HK$'000 (unaudited)	As at 31.12.2006 HK$'000 (audited)
Non-current assets			
Investment properties		**84,085**	81,589
Property, plant and equipment		**3,159**	4,712
Prepaid lease payments		**1,026**	2,424
Interest in an associate		**181,335**	–
Available-for-sale investments		**588,052**	557,375
Loan notes		**51,428**	50,476
Convertible bonds		**3,313**	6,626
		912,398	703,202
Current assets			
Inventories held for sale-finished goods		**–**	1,471
Investments held for trading		**2,467,464**	1,690,510
Debtors, deposits and prepayments	11	**109,330**	33,708
Loan receivables		**121,122**	123,598
Tax recoverable		**4,050**	3,543
Bank balances and cash		**53,107**	58,007
		2,755,073	1,910,837
Assets classified as held for sale		**–**	134,419
		2,755,073	2,045,256
Current liabilities			
Creditors, accrued charges and other payable	12	**134,719**	55,480
Customers' deposits and receipts in advance		**11,363**	31,283
Other borrowings		**444,336**	170,100
Taxation payable		**78,349**	15,657
		668,767	272,520
Liabilities associated with assets classified as held for sale		**–**	60,044
		668,767	332,564
Net current assets		**2,086,306**	1,712,692
		2,998,704	2,415,894
Capital and reserves			
Share capital		**2,766**	2,829
Reserves		**2,986,892**	2,396,218
Equity attributable to equity holders of the Company		**2,989,658**	2,399,047
Minority interests		**9,046**	16,847
Total equity		**2,998,704**	2,415,894

Notes:–

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2006 except as described below.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – Int 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – Int 8	Scope of HKFRS 2 [3]
HK(IFRIC) – Int 9	Reassessment of embedded derivatives [4]
HK(IFRIC) – Int 10	Interim financial reporting and impairment [5]

[1] *Effective for accounting periods beginning on or after 1st January 2007.*

[2] *Effective for accounting periods beginning on or after 1st March 2006.*

[3] *Effective for accounting periods beginning on or after 1st May 2006.*

[4] *Effective for accounting periods beginning on or after 1st June 2006.*

[5] *Effective for accounting periods beginning on or after 1st November 2006.*

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing costs [1]
HKFRS 8	Operating segments [1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions [2]
HK(IFRIC) – Int 12	Service concession arrangements [3]

[1] *Effective for accounting periods beginning on or after 1st January 2009.*

[2] *Effective for accounting periods beginning on or after 1st March 2007.*

[3] *Effective for accounting periods beginning on or after 1st January 2008.*

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. BUSINESS INFORMATION

Business segments

The Group is currently organised into four main operating divisions – securities trading and investments, financial services, property investment and mobile phone distribution. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these business is presented below:

For the six months ended 30th June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	–	(7,809)
Share of profits of an associate				609	–	609
Finance costs				(8,994)	–	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

For the six months ended 30th June 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	506,932	3,683	1,761	512,376	31,432	543,808
Segment result	633,168	3,950	(402)	636,716	(4,562)	632,154
Gain on disposal of an associate				1,740	–	1,740
Unallocated other income				1,463	11	1,474
Unallocated corporate expenses				(19,147)	–	(19,147)
Finance costs				(3,225)	–	(3,225)
Profit before taxation				617,547	(4,551)	612,996
Taxation				(9,600)	–	(9,600)
Profit for the period				607,947	(4,551)	603,396

4. NET GAIN ON INVESTMENTS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Net realised (loss) gain on derivatives	(7,366)	4,609
Net realised gain on disposal of investments held for trading	117,368	135,882
Fair value changes on investments held for trading *(Note)*	463,178	454,535
Net realised (loss) gain on disposal of available-for-sale investments	(596)	26,450
Discount on early redemption of loan notes	–	(3,961)
	572,584	617,515

Note: Fair value changes on investments held for trading excludes fair value gain on the Group's 9.99% equity interest in Shanghai Allied Cement Limited ("SAC") from the beginning of the current financial period till 29th June 2007, the date when the Group obtained significant influence of SAC resulting from the additional acquisition of 17% equity interest in SAC.

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAXATION

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2007	30.6.2006	**30.6.2007**	30.6.2006	**30.6.2007**	30.6.2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
The current tax comprises:						
Hong Kong Profits Tax	**61,034**	9,600	**27**	–	**61,061**	9,600
Enterprise income tax in China	**1,735**	–	**–**	–	**1,735**	–
	62,769	9,600	**27**	–	**62,796**	9,600

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both periods except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

7. DISCONTINUED OPERATION

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation for the period were as follows:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Turnover	**7,681**	31,432
Cost of sales	**(8,072)**	(28,867)
Other income	**1,678**	11
Distribution expenses	**(1,050)**	(2,424)
Administrative and other expenses	**(1,758)**	(1,116)
Allowance for bad and doubtful debts	**–**	(3,587)
Loss before taxation	**(1,521)**	(4,551)
Taxation	**(27)**	–
Loss for the period	**(1,548)**	(4,551)

8. PROFIT FOR THE PERIOD

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2007	30.6.2006	**30.6.2007**	30.6.2006	**30.6.2007**	30.6.2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	**3,021**	15,719	**945**	1,719	**3,966**	17,438
(Reversal) write-down of inventories	**–**	–	**(1,117)**	3,587	**(1,117)**	3,587
Depreciation and amortisation	**144**	218	**311**	93	**455**	311
Interest income	**(4,974)**	(8,436)	**(33)**	(31)	**(5,007)**	(8,467)

9. DIVIDENDS

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Dividend recognised as distribution – HK$0.04 per share (2006: HK$0.04)	**11,084**	11,425
Interim dividend, proposed – HK$0.01 per share (2006: HK$0.01)	**2,762**	2,855

10. EARNINGS PER SHARE

From continuing and discontinued operations

The calculation of the basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share attributable to the equity holders of the Company	**528,424**	603,396
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**280,790,340**	293,554,554

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Earnings for the period attributable to equity holders of the Company	528,424	603,396
Add: Loss for the period from discontinued operation	1,548	4,551
Earnings for the purposes of basic earnings per share from continuing operations	529,972	607,947

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.006 per share (2006: HK$0.016 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 (2006: loss for the period of HK$4,551,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Within 90 days	**2,790**	4,392
91 – 180 days	**2,755**	992
181 – 360 days	**2,266**	258
Over 360 days	**259**	–
	8,070	5,642
Other debtors, deposits and prepayments	**101,260**	28,066
	109,330	33,708

12. CREDITORS, ACCRUED CHARGES AND OTHER PAYABLE

An aged analysis of trade creditors is as follows:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Trade creditors due within 90 days	**–**	1,008
Other creditors, accrued charges and other payable	**134,719**	54,472
	134,719	55,480

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 per share (2006: HK$0.01), amounting to approximately HK$2,762,000 (2006: HK$2,855,000) to shareholders whose names appear on the Register of Members of the Company on 18th October 2007. Dividend warrants are expected to be dispatched on or before 5th November 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 16th October 2007 to Thursday, 18th October 2007, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30th June 2007, the Group's turnover increased by 117.8% to HK$1,115,705,000 (2006: HK$512,376,000) and net profit attributable to shareholders decreased by 12.4% to HK$528,424,000 (2006: HK$603,396,000). The earnings per share of the Company decreased by 8.7% to HK$1.88 (2006: HK$2.06).

As at 30th June 2007, the Group's net asset value per share increased by 45.9% to HK$10.80 (2006: HK$7.40).

REVIEW OF OPERATIONS

For the first half of 2007, the Group's business in trading and investment in financial securities recorded a turnover of HK$1,106,914,000 (2006: HK$506,932,000) and achieved a profit of HK$582,157,000 (2006: HK$633,168,000). The major profit contribution were from realized and unrealized gain on investments of HK$572,584,000 (2006: HK$617,515,000) and dividend income from listed investments of HK$6,770,000 (2006: HK$10,409,000). Following the upward trend of 2006, the global financial markets continued to rally in the first half of 2007 and amidst this buoyant investor sentiment, the Group took the opportunity to realize part of its trading portfolio of listed shares, including shares of Allied Group Limited and Mulpha International Limited.

The Group's money lending business recorded a turnover of mainly interest income of HK$6,497,000 (2006: HK$3,683,000) and a profit of HK$6,492,000 (2006: HK$3,950,000) during the period under review. As at 30th June 2007, the Group's loan portfolio amounted to HK$121,122,000 (2006: HK$101,219,000).

Of the Group's investment properties located in Hong Kong and China, a turnover of HK$2,294,000 (2006: HK$1,761,000) and a profit of HK$16,354,000 (2006: Loss of HK$402,000) was achieved, mainly due to the gain of HK$14,707,000 from fair value changes upon the disposal of interest in an investment property located at Buji Town in Shenzhen, China for a consideration to RMB102,550,000. As at 30th June 2007, the Group's investment properties portfolio amounted to HK$84,085,000 (2006: HK$55,619,000).

The Group's mobile handset distribution business had persistently showed losses in recent years. With no positive prospect of improvement in sight and in order to avoid further losses, the Group decided to discontinue the operations and the cessation of this business was effected in March 2007.

On 9th May 2007, the Group entered into a placing agreement to acquire 124 million shares of Shanghai Allied Cement Limited ("SAC"), representing approximately 17% of SAC's issued share capital, for an aggregate consideration of about HK$87.8 million. Following the completion of the placing, the Group's shareholding in SAC has increased to approximately 27%, making SAC an associate of the Group. SAC is an investment holding company and through its subsidiaries ("the SAC Group") engages in the manufacture and distribution of clinker, cement and slag powder.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30th June 2007, the Group's non current assets consisted mainly of investment properties of HK$84,085,000 (2006: HK$55,619,000); property, plant and equipment of HK$3,159,000 (2006: HK$4,229,000); prepaid lease payments of HK$1,026,000 (2006: HK$2,453,000), interest in an associate of HK$181,335,000 (2006: Nil) and long term investments of HK$642,793,000 (2006: HK$490,967,000). These non-current assets were principally financed by shareholders' funds. As at 30th June 2007, the Group had net current assets of HK$2,086,306,000 (2006: HK$1,589,569,000) and current ratio of 4.1 times (2006: 7.2 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and securities brokers house deposit. As at 30th June 2007, the Group had borrowings of HK$444,336,000 (2006: HK$162,404,000) and a gearing ratio of 13.1% (2006: 5.0%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

During the first half of 2007, the issued share capital of the Company was further reduced from HK$2,828,835 to HK$2,766,435 as a result of the repurchase of 6,240,000 (2006: 11,856,000) shares, with par value HK$0.01 each, for an aggregate consideration of HK$29,089,800 (2006: HK$35,849,440).

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the Taiwan Dollar were relatively stable during the period, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 30th June 2007, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances and cash, and securities brokers house deposit with respective carrying values of HK$26,640,000 (2006: HK$22,100,000), HK$2,352,959,000 (2006: HK$1,183,168,000), HK$175,321,000 (2006: HK$45,369,000) and nil (2006: HK$10,702,000) and HK$199,000 (2006: nil) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 14 employees as at 30th June 2007 (2006: 33). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

The recent volatility experienced by the global financial markets has adversely affected the investment environment. The concerns about the well-being of the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency has led to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession. It will be very challenging for the Group in the second half of the year to sustain a satisfactory performance. Nevertheless, as a value investor, the Group will constantly review and adjust its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

In line with the above strategy, on 11th July 2007, the Group entered into a sale and purchase agreement to acquire 40% of the entire issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. Following the completion of the transaction on 18th July 2007, PEL became an associate of the Group. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

On 26th July 2007, SAC Group entered into a conditional agreement (the "Conditional Agreement") to purchase the entire issued share capital of a company engaged in the business of gold mining in China. The consideration under the Conditional Agreement will be settled by both cash and new shares of SAC. SAC is in the process of preparing an announcement to comply with the requirements under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and will issue such announcement in due course. The Group believes that this acquisition represents a good opportunity for the SAC Group to develop its investment and business in the natural resources sector and will enable the SAC Group to increase its earnings by diversifying into the potentially profitable gold mining business in China, which, in turn, will enhance the value for the Group's shareholders.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased a total of 6,240,000 ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in the range from HK$3.15 to HK$6.55 for a total consideration of HK$29,089,800. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the six months ended 30th June 2007.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30th June 2007.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Group for the six months ended 30th June 2007 containing all the information as required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Company's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13th September 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)

截至二零零七年六月三十日止
六個月之中期業績公佈

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之未經審核綜合業績，連同二零零六年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照香港審閱委聘準則第2410號「由實體獨立核數師執行中期財務資料審閱工作」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零七年 *千港元* (未經審核)	 二零零六年 *千港元* (未經審核)
持續經營業務：			
營業額	*3*	**1,115,705**	512,376
租金收入		**2,294**	1,761
上市投資之股息收入		**6,770**	10,409
應收貸款之利息收入		**6,497**	3,683
投資之溢利淨額	*4*	**572,584**	617,515
其他收入		**15,494**	9,030
行政支出		**(7,884)**	(22,834)
其他支出		**(339)**	(532)
融資成本	*5*	**(8,994)**	(3,225)
投資物業之公允價值變動		**14,707**	–
應佔一間聯營公司之業績		**609**	–
出售一間聯營公司之溢利		**–**	1,740

* *僅供識別*

	附註	截至六月三十日止六個月 二零零七年 千港元 (未經審核)	 二零零六年 千港元 (未經審核)
除稅前溢利		**601,738**	617,547
稅項支出	6	**(62,769)**	(9,600)
來自持續經營業務之溢利		**538,969**	607,947
已終止經營業務:			
來自已終止經營業務之期內虧損	7	**(1,548)**	(4,551)
期內溢利	8	**537,421**	603,396
以下應佔:			
本公司權益持有人		**528,424**	603,396
少數股東權益		**8,997**	–
		537,421	603,396
已確認分派之股息	9	**11,084**	11,425
每股盈利	10		
來自持續及已終止經營業務			
一基本		**1.88港元**	2.06港元
來自持續經營業務			
一基本		**1.89港元**	2.07港元

簡明綜合資產負債表

	附註	二零零七年 六月三十日 千港元 (未經審核)	二零零六年 十二月三十一日 千港元 (已審核)
非流動資產			
投資物業		**84,085**	81,589
物業、廠房及設備		**3,159**	4,712
預付租賃款項		**1,026**	2,424
於一間聯營公司之權益		**181,335**	–
可供出售投資		**588,052**	557,375
貸款票據		**51,428**	50,476
可轉換債券		**3,313**	6,626
		912,398	703,202
流動資產			
持作出售之存貨－製成品		**–**	1,471
持作買賣之投資		**2,467,464**	1,690,510
應收賬項、按金及預付款項	*11*	**109,330**	33,708
應收貸款		**121,122**	123,598
可收回稅項		**4,050**	3,543
銀行結餘及現金		**53,107**	58,007
		2,755,073	1,910,837
分類為待售之資產		**–**	134,419
		2,755,073	2,045,256
流動負債			
應付賬項、應計費用及其他應付款項	*12*	**134,719**	55,480
客戶訂金及預收款項		**11,363**	31,283
其他借貸		**444,336**	170,100
應付稅項		**78,349**	15,657

	附註	二零零七年 六月三十日 千港元 （未經審核）	二零零六年 十二月三十一日 千港元 （已審核）
		668,767	272,520
分類為待售資產之相關負債		**–**	60,044
		668,767	332,564
流動資產淨值		**2,086,306**	1,712,692
		2,998,704	2,415,894
資本及儲備			
股本		**2,766**	2,829
儲備		**2,986,892**	2,396,218
本公司權益持有人應佔之權益		**2,989,658**	2,399,047
少數股東權益		**9,046**	16,847
權益總額		**2,998,704**	2,415,894

附註：

1. 編製基準

簡明財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零六年十二月三十一日止年度財務報表所採用的一致。

就涉及購買大量股份而有關投資過往以公平值列賬且公平值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公平值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

在本中期期間，本集團首次採納香港會計師公會頒佈之下列新準則、修訂及詮釋（「新香港財務報告準則」），該等新準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號（經修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務報告詮釋委員會） －詮釋第7號	採用香港會計準則第29號之重列方式－ 在惡性通脹經濟環境下之財務報告[2]
香港（國際財務報告詮釋委員會） －詮釋第8號	香港財務報告準則第2號之範圍[3]
香港（國際財務報告詮釋委員會） －詮釋第9號	重估嵌入式衍生工具[4]
香港（國際財務報告詮釋委員會） －詮釋第10號	中期財務報告及減值[5]

[1] *於二零零七年一月一日或之後開始之會計期間生效。*

[2] *於二零零六年三月一日或之後開始之會計期間生效。*

[3] *於二零零六年五月一日或之後開始之會計期間生效。*

[4] *於二零零六年六月一日或之後開始之會計期間生效。*

[5] *於二零零六年十一月一日或之後開始之會計期間生效。*

採納新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響，因而毋須作出過往期間調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂準則或詮釋。

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會) －詮釋第11號	香港財務報告準則第2號:集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會) －詮釋第12號	服務經營權安排[3]

[1] *於二零零九年一月一日或之後開始之會計期間生效。*

[2] *於二零零七年三月一日或之後開始之會計期間生效。*

[3] *於二零零八年一月一日或之後開始之會計期間生效。*

本公司董事預期,採用該等準則或詮釋對本集團業績及財務狀況並無任何重大影響。

3. 業務資料

業務分項

本集團現時分為四大營運業務,分別是證券買賣及投資、財務服務、物業投資和流動電話分銷。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下:

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	-	(7,809)
應佔一間聯營公司之業績				609	-	609
融資成本				(8,994)	-	(8,994)
除税前溢利				601,738	(1,521)	600,217
税項支出				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

截至二零零六年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	506,932	3,683	1,761	512,376	31,432	543,808
分項業績	633,168	3,950	(402)	636,716	(4,562)	632,154
出售一間聯營公司之溢利				1,740	–	1,740
未分攤之其他收入				1,463	11	1,474
未分攤之公司支出				(19,147)	–	(19,147)
融資成本				(3,225)	–	(3,225)
除税前溢利				617,547	(4,551)	612,996
税項支出				(9,600)	–	(9,600)
期內溢利				607,947	(4,551)	603,396

4. 投資之溢利淨額

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
衍生工具之已變現(虧損)溢利淨額	(7,366)	4,609
出售持作買賣之投資之已變現溢利淨額	117,368	135,882
持作買賣之投資按公允價值之變動 *(附註)*	463,178	454,535
出售可供出售投資之已變現(虧損)溢利淨額	(596)	26,450
提早購回貸款票據之折扣	–	(3,961)
	572,584	617,515

附註: 持作買賣之投資按公允價值之變動並不包括本集團持有9.99%權益之上海聯合水泥股份有限公司(「上聯水泥」)由本財務期間之最初至二零零七年六月二十九日(此日期為本集團額外收購上聯水泥17%權益而引致本集團於上聯水泥獲得重要性影響)之公允價值之變動溢利。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項支出

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本期稅項包括:						
香港利得稅	**61,034**	9,600	**27**	–	**61,061**	9,600
中國企業所得稅	**1,735**	–	**–**	–	**1,735**	–
	62,769	9,600	**27**	–	**62,796**	9,600

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國企業所得稅乃根據本期間及上期間之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

7. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務之期內業績(即流動電話分銷運作)如下:

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
營業額	**7,681**	31,432
銷售成本	**(8,072)**	(28,867)
其他收入	**1,678**	11
分銷成本	**(1,050)**	(2,424)
行政及其他支出	**(1,758)**	(1,116)
呆壞賬準備	**–**	(3,587)
除稅前虧損	**(1,521)**	(4,551)
稅項支出	**(27)**	–
期內虧損	**(1,548)**	(4,551)

8. 期內溢利

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
期內溢利已扣除(撥回):						
員工成本,包括董事酬金	**3,021**	15,719	**945**	1,719	**3,966**	17,438
(撤銷)存貨減值	**–**	–	**(1,117)**	3,587	**(1,117)**	3,587
折舊及攤銷	**144**	218	**311**	93	**455**	311
利息收入	**(4,974)**	(8,436)	**(33)**	(31)	**(5,007)**	(8,467)

9. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
已確認分派之股息－每股0.04港元(二零零六年:0.04港元)	**11,084**	11,425
建議中期股息－每股0.01港元(二零零六年:0.01港元)	**2,762**	2,855

10. 每股盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算:

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔計算每股基本盈利所依據之盈利	**528,424**	603,396
	股份數目	股份數目
計算每股基本盈利所依據之普通股份加權平均數	**280,790,340**	293,554,554

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔期內盈利	**528,424**	603,396
加：來自已終止經營業務期內虧損	**1,548**	4,551
計算每股來自持續經營業務基本盈利所依據之盈利	**529,972**	607,947

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.006港元（二零零六年：每股0.016港元）。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,548,000港元（二零零六年：期內虧損4,551,000港元）及以上計算每股基本盈利之單位。

11. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零七年六月三十日	二零零六年十二月三十一日
	千港元	*千港元*
90日內	**2,790**	4,392
91－180日	**2,755**	992
181－360日	**2,266**	258
360日以上	**259**	–
	8,070	5,642
其他應收賬項、按金及預付款項	**101,260**	28,066
	109,330	33,708

12. 應付賬項、應計費用及其他應付款項

以下為應付貿易賬項之賬齡分析：

	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
90日內之應付貿易賬項	–	1,008
其他應付賬項、應計費用及其他應付款項	**134,719**	54,472
	134,719	55,480

中期股息

董事向於二零零七年十月十八日名列本公司股東名冊之股東宣派每股0.01港元（二零零六年：0.01港元）合共約為2,762,000港元（二零零六年：2,855,000港元）之中期股息。股息單預計於二零零七年十一月五日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零七年十月十六日（星期二）至二零零七年十月十八日（星期四）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。

管理層討論及分析

財務業績

截至二零零七年六月三十日止六個月，本集團之營業額上升117.8%至1,115,705,000港元（二零零六年：512,376,000港元），本公司股東應佔溢利淨額下跌12.4%至528,424,000港元（二零零六年：603,396,000港元）。本公司每股盈利下跌8.7%至1.88港元（二零零六年：2.06港元）。

於二零零七年六月三十日，本集團之每股淨資產值增加45.9%至10.80港元（二零零六年：7.40港元）。

業務回顧

於二零零七年上半年，本集團之金融證券買賣及投資業務錄得營業額1,106,914,000港元（二零零六年：509,932,000港元）及溢利582,157,000港元（二零零六年：633,168,000港元）。此業務之主要溢利來源為投資之已變現及未變現收益572,584,000港元（二零零六年：617,515,000港元）及上市投資之股息收入6,770,000港元（二零零六年：10,409,000港元）。乘著二零零六年之上升勢頭，全球金融市場於二零零七年上半年持續上揚，本集團亦趁著此利好投資氣氛將部份上市股份投資組合變現而獲利，其中包括聯合集團有限公司及Mulpha International Limited之股份。

於回顧期間內，本集團放債業務之營業額（主要為利息收入）為6,497,000港元（二零零六年：3,683,000港元），溢利則為6,492,000港元（二零零六年：3,950,000港元）。於二零零七年六月三十日，本集團之貸款組合為121,122,000港元（二零零六年：101,219,000港元）。

本集團在香港及中國之投資物業錄得營業額2,294,000港元（二零零六年：1,761,000港元），以及溢利16,354,000港元（二零零六年：虧損402,000港元），主要來自以總代價人民幣102,550,000元出售一項位於中國深圳市布吉鎮之投資物業之公平值變動收益14,707,000港元。於二零零七年六月三十日，本集團之投資物業組合為84,085,000港元（二零零六年：55,619,000港元）。

本集團流動電話分銷業務近年一直錄得虧損。鑒於並無跡象顯示前景會有所改善，為避免蒙受進一步虧損，本集團決定終止經營是項業務，而有關業務已於二零零七年三月起終止經營。

於二零零七年五月九日，本集團訂立一項配售協議，以總代價約87,800,000港元收購上海聯合水泥股份有限公司（「上聯水泥」）124,000,000股股份，佔上聯水泥已發行股本約17%。於配售事項完成後，本集團於上聯水泥之持股量增加至約27%，使上聯水泥成為本集團之聯營公司。上聯水泥為一間投資控股公司，並透過其附屬公司（「上聯水泥集團」）從事製造及分銷熟料、水泥及礦渣粉業務。

財務資源、借貸、股本結構及滙率波動之風險

本集團持續保持穩健之財務狀況。於二零零七年六月三十日，本集團之非流動資產主要包括84,085,000港元（二零零六年：55,619,000港元）之投資物業；3,159,000港元（二零零六年：4,229,000港元）之物業、廠房及設備；1,026,000港元（二零零六年：2,453,000港元）之預付租賃款項；181,335,000港元（二零零六年：無）之於一間聯營公司之權益；及642,793,000港元（二零零六年：490,967,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零七年六月三十日，本集團之流動資產淨值為2,086,306,000港元（二零零六年：1,589,569,000港元）及4.1倍（二零零六年：7.2倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、持作買賣之投資、可供出售投資，證券經紀行存款作為抵押。於二零零七年六月三十日，本集團之借貸為444,336,000港元（二零零六年：162,404,000港元）及資產負債率為13.1%（二零零六年：5.0%），此乃按本集團之借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於二零零七年上半年，本集團以總代價29,089,800港元（二零零六年：35,849,440港元）回購本公司6,240,000股（二零零六年：11,856,000股）股份（每股面值0.01港元），引致本公司之已發行股本由2,828,835港元下降至2,766,435港元。

於回顧期內，本集團之資產、負債及交易均主要以港元、澳元、人民幣、新台幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元、人民幣及馬來西亞林吉特為單位之資產及交易並無對沖風險。基於新台幣於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零七年六月三十日，本集團分別以名下賬面值26,640,000港元（二零零六年：22,100,000港元）、2,352,959,000港元（二零零六年：1,183,168,000港元）、175,321,000港元（二零零六年：45,369,000港元）、無（二零零六年：10,702,000港元）及199,000港元（二零零六年：無）之投資物業、持作買賣之投資、可供出售投資、銀行結餘及現金及證券經紀行存款作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零七年六月三十日，本集團僱用14名僱員（二零零六年：33名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

全球金融市場近期反覆不定，對投資環境造成負面影響。次按問題所帶來之連鎖效應已衍生出其他問題，如流動資金收緊、經濟增長放緩，甚或會出現經濟衰退，在市場憂心美國經濟健康之情況下，投資者之投資意欲繼續受到影響。本集團於本年度下半年繼續取得滿意表現將具相當挑戰性。儘管如此，作為明智之投資者，本集團將定期審閱投資策略及投資組合，並作出調整以獲得改善，並將於中國、香港及亞太地區尋找及確認被低估之投資及商機，以提升股東之價值。

為配合上述策略，本集團於二零零七年七月十一日訂立買賣協議，以總代價約181,800,000港元收購普林電子有限公司（「普林電子」）全部已發行股本之40%。於二零零七年七月十八日完成有關交易後，普林電子已成為本集團之聯營公司。普林電子為一間投資控股公司，並為天津普林電路股份有限公司（「普林電路」）41,319,704股繳足股款股份之登記及實益擁有人，佔普林電路股本約21.01%。普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A」股上市。普林電路之主要業務為製造及銷售印刷電路板。

於二零零七年七月二十六日，上聯水泥集團訂立一項有條件協議（「有條件協議」）購買一間於中國從事金礦業務之公司之全部已發行股本。有條件協議下之代價將以現金及上聯水泥之新股份支付。上聯水泥現正著手編製一份公佈，以符合香港聯合交易所有限公司證券上市規則第14章之規定，並將於稍後時間發出有關公佈。本集團相信，本收購事項為上聯水泥集團在天然資源業投資及發展業務之一大良機，並可讓上聯水泥集團藉此將業務多元化至具潛在利潤之中國金礦業務而增加其盈利，並因而提升本集團股東之價值。

購買、出售或贖回上市證券

於期間內，本公司於香港聯合交易所有限公司（「聯交所」）以介乎3.15港元至6.55港元之價格購回本公司股本中6,240,000股普通股股份，總代價29,089,800港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

遵守企業管治之守則

截至二零零七年六月三十日止六個月期間內，本公司已遵守聯交所證券上市規則（「上市規則」）附錄十四所載之企業管治常規守則內之通用守則條文。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「標準守則」),作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後,所有董事已確認於截至二零零七年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

於聯交所網頁上刊登中期業績

本集團截至二零零七年六月三十日止六個月之中期報告載有上市規則附錄16所需提供之所有資料,將於稍後在適當時間於聯交所及本公司網頁上刊登。

承董事會命
主席
莊舜而

香港,二零零七年九月十三日

於本公佈日期,本公司之董事會由執行董事莊舜而女士(主席)、王炳忠拿督和江木賢先生及獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DISCLOSEABLE TRANSACTION

On 14th November, 2007, Mission Time (an indirect wholly-owned subsidiary of the Company) entered into the Subscription Agreement, pursuant to which Mission Time agreed to subscribe for the limited partnership interests in the Fund with commitment of up to US$20,000,000.00 (equivalent to approximately HK$156,000,000.00).

The transaction contemplated in the Subscription Agreement constitutes a discloseable transaction for the Company, on the basis that the calculation of each of the total assets ratio and consideration ratio is within the range of five per cent. and 25 per cent.

The Company will despatch a circular which contains, amongst other things, details of the terms of the Subscription Agreement to the shareholders of the Company as soon as practicable.

INTRODUCTION

On 14th November, 2007, Mission Time (an indirect wholly-owned subsidiary of the Company) entered into the Subscription Agreement, pursuant to which Mission Time agreed to subscribe for the limited partnership interests in the Fund with commitment of up to US$20,000,000.00 (equivalent to approximately HK$156,000,000.00).

THE SUBSCRIPTION AGREEMENT

Date

14th November, 2007.

Parties

Subscriber: Mission Time

Fund: The Fund

The Subscription

Mission Time subscribes for and agrees to purchase the limited partnership interest in the Fund.

Consideration

An aggregate commitment of up to US$20,000,000.00 (equivalent to approximately HK$156,000,000.00).

The Group will meet its Commitment and make its Contribution to the Fund by its internal resources and/or borrowings.

INFORMATION ABOUT THE COMPANY

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business activity of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

INFORMATION ABOUT THE FUND

Fund Structure:	The Fund is structured as a Cayman Islands exempted limited partnership established pursuant to the Initial Agreement as amended by the Amended Agreement under the Exempted Limited Partnership Law (2003 Revision) of the Cayman Islands.
Total Commitment:	Total commitment of the Fund is US$100,000,000.00.
Investment Objective:	The principal investment objective of the Fund is to achieve capital growth through investment in a diverse portfolio of investments. The investment mandate of the Fund is highly flexible and investments might be made directly or indirectly in listed or unlisted shares, equity loan notes, other equity or debt instruments or physical assets. The geographical and sectoral diversification of the Fund's Investments will be within the discretion of the General Partner. The general guidelines for selecting investments by the Fund include, amongst others, a sound business model, strong management team, present or future earning power, with sound growing income stream, cash flow and reasonable valuation of pricing, etc.
Foreign Exchange Hedging Policy:	The General Partner may enter on behalf of the Fund into short sales, transaction contracts or other derivative contracts or instrument if such transactions are bona fide currency or interest rate hedging transactions in connection with acquisition, holding, financing, refinancing or disposition of investment.
Realisation of Investments:	The General Partner expects to realise the Fund's Investments through listing the Investment on stock exchanges in different countries including the PRC, Hong Kong and the US, and sales to corporate, individual or institutional investors.

Partners:	The General Partner is SHK Private Equity Management Ltd.. Each investor in the Fund will be a Limited Partner. The General Partner is responsible for the overall management and control of the Fund's affairs including its overall investment strategy and supervision of the Investment Manager and will have ultimate decision-making authority for the Fund.
Investment Manager and Investment Adviser:	SHK Alpha Managers Ltd. and SHK Fund Management Limited.
Number of investors:	As advised by the General Partner, up to 15th November, 2007, there are a total of 8 investors in the Fund.
Drawdowns and Contribution to the Fund:	Each Limited Partner may be required to make Contribution, in proportion to its Commitment, to the Fund in such amount in cash as the General Partner may require. Drawdowns will be made generally on an as-needed basis, on giving not less than ten Business Days' written notice and in such amounts as the General Partner may in its discretion require to fund the acquisition of Investments, fees (including the Management Fee), expenses and other obligations of the Fund.
Distribution by the Fund:	Distributions from the Fund may be made at any time as determined by the General Partner. In general, net current income, including dividends and interest from Investments will in the discretion of the General Partner be distributed annually.

Closings and Closing Adjustments:	The first closing of the Fund was on 14th November, 2007 (the "First Closing") with the possibility of one or more further closings for additional Commitments no later than nine months after the First Closing (each a "Subsequent Closing"), at the discretion of the General Partner. At Subsequent Closings, additional investors (or existing Limited Partners increasing their Commitments) admitted to the Fund at that Subsequent Closing will still be entitled to participate in that portion of the Investments made prior to their admission to the Fund. They will bear fees and expenses incurred by the Fund prior to their admission to the Fund as if they had been admitted, or their additional Commitment had been made, at the First Closing.

Investment Period:

Investments can be made by the Fund from the First Closing until the earliest of the followings:

(a) the third anniversary of the First Closing;

(b) when Commitments have been drawn down in full or committed to follow-on investments, or in the absolute discretion of the General Partner, when 15 per cent. or less of Commitments remain to be drawn;

(c) the good faith determination of the General Partner that change in applicable laws or regulations or business conditions makes it necessary or advisable for the Investment Period to terminate in the interests of the Partners; and

(d) the date upon which the Limited Partners accounting for 75 per cent. of the Limited Partners' Commitments to the Fund agreeing to terminate the Investment Period.

Notwithstanding the above, the Investment Period may be extended for one (1) more year after the date on which the Investment Period expires if the expiry of the Investment Period is caused by (a) or (b) above.

Term of the Fund:	The Fund will have a term of five years from the First Closing and may be extended for up to two consecutive one-year periods after the fifth anniversary of the First Closing upon the prior consent of Limited Partners accounting for 50 per cent. of Limited Partners' Commitments to the Fund.

The General Partner, the Initial Limited Partner, the Investment Manager, the Investment Advisor and their respective shareholders/utimate beneficial owners are not connected with the directors, chief executive and substantial shareholders of the Company or its subsidiaries and/or their respective associates.

REASONS FOR THE SUBSCRIPTION

As a value investor, the Group is constantly reviewing and adjusting its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the PRC, Hong Kong and the Asia Pacific region to enhance value for its shareholders. The Directors consider that the Subscription is in line with the Company's investment strategy and represents a good opportunity for the Company to expand its strategic investment business by achieving capital growth through the Fund in making direct or indirect investment in listed or unlisted shares, equity loan notes, other equity or debt instruments or physical assets in different countries including Hong Kong, the PRC and the US.

Moreover, by tapping the expertise of the General Partner, the Investment Manager and Investment Advisor, the Company will be able to better capture the investment opportunities.

Having regard to the nature of and the benefits resulting from the Subscription, the Directors believe that the terms of the Subscription Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company taken as a whole.

The Fund will be held by the Group for strategic investment purpose and will be classified in the accounts as "Available for Sale Financial Assets" as defined under HKSA39 issued by HKICPA.

LISTING RULES IMPLICATIONS

The transaction contemplated in the Subscription Agreement constitutes a discloseable transaction for the Company, on the basis that the calculation of each of the total assets ratio and consideration ratio is within the range of five per cent. and 25 per cent.

The Company will despatch a circular which contains, amongst other things, details of the terms of the Subscription Agreement to the shareholders of the Company as soon as practicable.

DIRECTORS

As at the date of this announcement, the Directors are:–

Executive directors:

Ms. Chong Sok Un *(Chairman)*, Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent non-executive directors:

Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian

DEFINITIONS

"Additional Limited Partner"	means a person who becomes a Limited Partner at a Closing subsequent to the First Closing or to the extent of its additional Commitment, a partner which increases its Commitment to the Partnership at a subsequent Closing;
"Amended Agreement"	the amended and restated limited partnership agreement for the Fund dated 18th September, 2007 entered into between SHK Private Equity Managers Ltd. and the Limited Partners;
"associates"	having the meaning ascribed to it under the Listing Rules;

"Business Day"	a day (other than a Saturday, Sunday or public holiday) when banks are open in Dublin and Hong Kong or such other day or days as the General Partner may determine from time to time, provided that where as a result of a number 8 typhoon signal, black rainstorm warning or other similar event, the period during which banks in Hong Kong are open on any day is reduced, such day shall not be a Business Day unless the General Partner determines otherwise;
"Closing"	means any occasion upon which persons are admitted as Limited Partners to the Partnership;
"Commitment"	in respect of each Partner the capital agreed to be contributed by that Partner;
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"connected person"	having the meaning ascribed to it under the Listing Rules;
"Contribution"	all monies contributed by a Partner to the Partnership, pursuant to a Drawdown Notice
"Directors"	directors of the Company;
"Drawdown Notice"	a written notice of not less than ten Business Days requesting payment issued by the General Partner to the Limited Partner for the purpose of funding of the Partnership;
"General Partner	SHK Private Equity Managers Ltd., an exempted company with limited liability and incorporated in the Cayman Islands (not licensed under the SFC), and is principally engaged in investments activities, or such other entity who is for the time being the general partner of the Partnership;

"Group	the Company and its subsidiaries;
"HK$	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"HKAS"	Hong Kong Accounting Standard issued by HKICPA;
"HKICPA"	the Hong Kong Institute of Certified Public Accountants;
"Initial Agreement"	an initial limited partnership agreement dated 6th March, 2007 entered into between the General Partner and the Initial Limited Partner in order to establish the Partnership;
"Initial Limited Partner"	Campbell Nominees Limited;
"Investment"	each investment acquired or proposed to be acquired by the Partnership or by a special purpose vehicle owned or controlled by the Partnership and any undertaking by the Partnership to make the same and any guarantee or undertaking given by the Partnership in connection with an investment but excluding any Short Term Investments;
"Investment Adviser"	SHK Fund Management Limited, a company incorporated in Hong Kong and licensed by the SFC, and appointed by the Investment Manager to act as Investment Adviser to provide investment advice in relation to the Fund;
"Investment Manager"	SHK Alpha Managers Ltd., a company incorporated in the Cayman Islands and/or any Affiliate of such company appointed by the General Partner as Investment Manager to the Partnership;
"Limited Partner"	any person which subscribes to the Amended Agreement as a limited partner and any person which is subsequently admitted to the Partnership as an Additional Limited Partner or Substitute Limited Partner;

"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange;
"Management Fee"	the management fee to be paid by the Partnership to the General Partner;
"Mission Time"	Mission Time Holdings Limited, an indirect wholly-owned subsidiary of the Company;
"Partnership"	the SHK Fund, an exempted limited partnership established pursuant to the Initial Agreement as amended by the Amended Agreement under the Exempted Limited Partnership Law (2003 Revision) of the Cayman Islands;
"PRC"	the People's Republic of China;
"Fund"	SHK Asian Opportunities Fund, L. P.;
"Short Term Investments"	pending the making of suitable Investments and distributions to invest the funds of the Partnership in government securities, money market funds, bank deposits and other similar investments determined by the General Partner to be of high credit quality;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription"	Mission Time subscribing for and agreeing to purchase limited partnership interests in the Fund with a Commitment;
"Subscription Agreement"	the subscription agreement dated 14th November, 2007 entered into by Mission Time as the subscriber to subscribe for the limited partnership interests in the Fund;
"Substitute Limited Partner"	means a person admitted as the successor to all or part of the rights and liabilities of a Limited Partner in respect of such Limited Partner's interest in the Partnership; and

"SFC"	the Securities and Futures Commission of Hong Kong;
"US"	the United States of America;
"US$"	United States dollars, the lawful currency of the United States of America.

In this announcement, unless otherwise stated, certain amounts denominated in US$ have been converted (for information only) into HK$ using an exchange rate of US$1.00 to HK$7.80.

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 15th November, 2007

"Please also refer to an electronic version of this announcement on the Company's website www.irasia.com/listco/hk/colcapital/index.htm."

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或倚賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

須予披露交易

於二零零七年十一月十四日，Mission Time（本公司之間接全資附屬公司）訂立認購協議，據此，Mission Time同意認購基金中之有限責任合夥項目權益，承擔金額最高為20,000,000.00美元（相當於約156,000,000.00港元）。 由於資產總值比率及代價比率各自之計算結果均介乎百分之五至百分之二十五之間，認購協議下擬進行之交易構成本公司之須予披露交易。 本公司將於可行情況下盡快向本公司股東寄發一份載有（其中包括）認購協議條款詳情之通函。

緒言

於二零零七年十一月十四日，Mission Time（本公司之間接全資附屬公司）訂立認購協議，據此，Mission Time同意認購基金中之有限責任合夥項目權益，承擔金額最高為20,000,000.00美元（相當於約156,000,000.00港元）。

* *僅供識別*

認購協議

日期

二零零七年十一月十四日。

訂約方

認購人： Mission Time

基金： 基金

認購事項

Mission Time認購及同意購入基金中有限責任合夥項目權益。

代價

總承擔金額最多20,000,000.00美元（相當於約156,000,000.00港元）。

本集團將履行其承擔，並以其內部資源及／或借貸向基金注資。

有關本公司之資料

本公司為一間在百慕達註冊成立的有限公司，其股份於聯交所主板上市。

本公司之主要業務為投資控股，及透過其附屬公司從事證券買賣及投資、提供金融服務、物業投資以及策略性投資。

有關基金之資料

基金架構： 基金作為開曼群島獲豁免有限責任合夥業務法（二零零三年修訂）的獲豁免有限責任合夥業務組織，並根據初步協議（由經修訂協議所修訂）成立。

承擔總額： 基金承擔總額為100,000,000.00美元。

投資目標:	基金之主要投資目標為透過多元化之投資組合達致資本增長。 基金之投資授權極具彈性,並可直接或間接投資於上市及非上市股份、股權貸款票據、其他股權或債務工具或實物資產。基金投資之地區及地域多元化將由總合夥人酌情釐訂。 基金選擇投資之一般指引包括(其中包括)具備優良業務模式、強大之管理團隊、現時及將來之盈利能力、能有強大增長之收入來源、現金流量以及合理之價格估價等。
外匯對沖政策:	總合夥人可代表基金訂立短期銷售合約、交易合約或其他衍生合約或工具,惟該等合約須真正為就收購投資、持有投資、為投資融資或再融資或出售投資而進行貨幣或利率對沖交易。
投資變現:	總合夥人預期透過將投資於不同國家(包括中國、香港及美國)上市,以及將其銷售予公司、個人或機構投資者變現。
合夥人:	總合夥人為SHK Private Equity Management Ltd.。基金中各投資者將為有限責任合夥人。 總合夥人負責管理及控制整體基金事宜,包括全盤投資策略及監管投資經理,且對基金有最終決定權。
投資經理及投資顧問:	SHK Alpha Managers Ltd. 及SHK Fund Management Limited。
投資者數目:	據總合夥人告知,截至二零零七年十一月十五日止,基金共有八位投資者。
基金之提取及注資:	各有限責任合夥人或需根據總合夥人要求之金額,按其承擔比例以現金對基金注資。提取一般會視乎需要在發出不少於十個營業日之通知作出,所提取之金額為總合夥人酌情要求就撥付收購投資項目、費用(包括管理費)、開支及其他責任所需之資金。

基金分派：　基金可於總合夥人釐訂之任何時間作出分派。一般而言，總合夥人會酌情每年將流動收入淨額（包括投資項目之股息及利息）作出分派。

截止日期及截止日期調整：　基金之首個截止日期為二零零七年十一月十四日（「首次截止日期」），而總合夥人亦可能會因應額外承擔酌情再次或多次釐訂截止日期而不多於首次截止日期後九個月（各為「其後截止日期」），在其後截止日期申請基金之額外投資者（或加大彼等承擔金額之現有有限責任合夥人）將仍有權參與於彼等申請基金前所作出之投資項目部分，並承擔彼等於申請基金前產生之費用及開支，猶如彼等已於首次截止日期作出申請或加大彼等之承擔金額。

投資期間：　基金可於首次截止日期至下列最早發生之日期止期間作出投資：

(a) 首次截止日期起計三周年；

(b) 當承擔被悉數提取或已承諾作出投資，或於餘下可提取之承擔相等於或少於百分之十五時由總合夥人全權酌情決定；

(c) 總合夥人真誠地釐訂由於適用法例或規例或業務狀況之變動，導致終止投資期間對合夥人利益而言屬必要或明智；及

(d) 佔有限責任合夥人對基金之承擔百分之七十五之有限責任合夥人同意終止投資期間之當日。

儘管上文所述，倘投資期間因上文(a)項或(b)項而屆滿，則投資期間可於屆滿當日起計延長一(1)年。

基金之年期：　基金之年期將為由首次截止日期起計五年，並可在取得佔有限責任合夥人於基金之承擔百分之五十之有限責任合夥人事先同意之情況下，於首次截止日期起計五周年後最多連續兩次延長一年期間。

總合夥人、初期有限責任合夥人、投資經理、投資顧問及彼等各自之股東／最終實益擁有人，與本公司或其附屬公司之董事、主要行政人員及主要股東及／或彼等各自之聯繫人士概無關連。

認購事項之原因

作為價值投資者，本集團會經常檢討並調整改良其投資策略及投資組合，亦會繼續尋求和物色中、港及亞太地區內價值被低估之投資及商機，以期提升股東之價值。董事認為，認購事項符合本公司之投資策略並為本公司擴展其策略投資業務之一大良機，可透過基金直接或間接投資不同國家（包括香港、中國及美國）之上市及非上市股份、股權貸款票據、其他股權或債務工具或貨物資產達致資本增長。

再者，借助總合夥人、投資經理及投資顧問之專業知識，可增加本公司捕捉投資機遇之能力。

考慮到認購事項之性質及所帶來之得益，董事相信認購協議的條款為公平合理，並且符合本公司及本公司股東之整體利益。

基金將由本集團持作投略性投資，並將於賬目中分類為「可供銷售財務資產」（定義見香港會計師公會頒佈之香港會計準則第39號）。

上市規則之含義

由於資產總值比率及代價比率各自之計算結果均介乎百分之五至百分之二十五之間，認購協議下擬進行之交易構成本公司之須予披露交易。

本公司將於可行情況下盡快向本公司股東寄發一份載有（其中包括）認購協議條款詳情之通函。

董事

於本公佈日期之董事如下：

執行董事：

莊舜而女士 *（主席）*、王炳忠拿督和江木賢先生

獨立非執行董事：

勞偉安先生、劉紹基先生和張健先生。

「額外有限責任合夥人」	指	於首個截止日期後之截止時成為有限責任合夥人之人士，或就其額外承擔而言，於其後截止日期增加其於合夥項目之承擔之合夥人；
「經修訂協議」	指	SHK Private Equity Managers Ltd.與有限責任合夥人於二零零七年九月十八日就基金訂立之經修訂及重列有限夥伴協議；
「聯繫人士」	指	具有上市規則賦予之涵義；
「營業日」	指	都柏林及香港銀行開門營業日子（不包括星期六、星期日或公眾假期），或總合夥人可能不時釐定之其他日子，惟倘因8號颱風訊號、黑色暴雨警告或其他類似事件，令香港銀行於任何日子之營業期間縮短之任何日子均不可作為營業日，除非獲總合夥人另外釐定；
「截止日期」	指	有關人士獲接納為合夥項目之有限責任合夥人之任何情況；
「承擔」	指	就每位合夥人而言，該合夥人同意注資的資金；
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「關連人士」	指	具有上市規則賦予之涵義；
「注資」	指	根據提取通知，合夥人注資予合夥項目之所有款項；
「董事」	指	本公司董事；
「提取通知」	指	總合夥人就撥資合夥項目向有限責任合夥人發出不少於十個營業日之要求付款書面通知書；

「總合夥人」	指	SHK Private Equity Managers Ltd.，一間於開曼群島註冊成立之獲豁免有限責任公司（並非證監會持牌機構），主要從事投資活動；或當時作為合夥項目之總合夥人之其他實體；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「香港會計準則」	指	香港會計師公會所頒佈之香港會計準則；
「香港會計師公會」	指	香港會計師公會；
「初期協議」	指	總合夥人與初期有限責任合夥人於二零零七年三月六日訂立之初期有限責任合夥人協議，以成立合夥項目；
「初期有限責任合夥人」	指	Campbell Nominees Limited；
「投資項目」	指	合夥項目或合夥項目擁有或控制之特設公司已收購或擬收購之各投資項目，以及合夥項目作出上述者之任何承諾及合夥項目就某一投資（但不包括短期投資）出具之任何擔保或承諾；
「投資顧問」	指	SHK Fund Management Limited，一間於香港註冊成立之公司，已獲證監會發牌，並獲投資經理委任為投資顧問，以就基金提供投資意見；
「投資經理」	指	SHK Alpha Managers Ltd.，一間於開曼群島註冊成立之公司及／或總合夥人委任作為合夥項目之投資經理之公司之任何聯繫公司；

「有限責任合夥人」	指	簽署經修訂協議以作為有限責任合夥人之任何有關人士及其後獲接納為額外有限責任合夥人或替補有限責任合夥人之任何有關人士；
「上市規則」	指	聯交所證券上市規則；
「管理費」	指	合夥項目將支付總合夥人之管理費；
「Mission Time」	指	Mission Time Holdings Limited，本公司之間接全資附屬公司；
「合夥項目」	指	SHK基金，根據初步協議（被經修訂協議所修訂）按照開曼群島獲豁免有限責任合夥業務法（二零零三年修訂）成立的獲豁免有限責任合夥業務；
「中國」	指	中華人民共和國；
「基金」	指	SHK Asian Opportunities Fund, L. P.；
「短期投資」	指	有待作出之適當投資項目及分派，以投資合夥項目之資金於總合夥人釐定之具有高信貸質素之政府證券、貨幣市場基金、銀行存款及其他類似投資；
「聯交所」	指	香港聯合交易所有限公司；
「認購事項」	指	Mission Time以承擔認購及同意購買基金內之有限責任合夥人權益；
「認購協議」	指	Mission Time（作為認購人）於二零零七年十一月十四日訂立之認購協議，以認購基金之有限責任合夥人權益；

「替補有限責任合夥人」	指	就某一有限責任合夥人於合夥項目之權益而言，獲接納為該有限責任合夥人之全部或部份權利及責任之繼任人士；
「證監會」	指	香港證券及期貨事務監察委員會
「美國」	指	美利堅合眾國；
「美元」	指	美元，美利堅合眾國法定貨幣。

於本公佈內，除另有所指外，若干以美元計值之金額已按1.00美元兑7.80港元之匯率兑換為港元，僅供參考之用。

代表董事會
中國網絡資本有限公司
主席
莊舜而

香港，二零零七年十一月十五日

務請　閣下垂注刊登於本公司網站www.irasia.com/listco/hk/colcapital/index.htm.之本公佈之電子版本。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

SUSPENSION OF TRADING

At the request of COL Capital Limited, trading in its shares has been suspended with effect from 9:30 a.m. today (22nd November, 2007) pending the release of an announcement in relation to a proposed open offer.

By Order of the Board
COL Capital Limited
Dato' Wong Peng Chong
Executive Director

Hong Kong, 22nd November, 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong, and Mr. Kong Muk Yin being the Executive Directors; Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the Independent Non-Executive Directors.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:383)

停　牌

應中國網絡資本有限公司的要求，其股份從今天二零零七年十一月二十二日上午九時三十分起暫停買賣，待本公司發出有關建議公開發售之公告。

承董事會命
中國網絡資本有限公司
執行董事
王炳忠拿督

香港，二零零七年十一月二十二日

於本公佈日期，董事會由執行董事莊舜而女士(主席)、王炳忠拿督及江木賢先生，以及獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成。

* *僅供識別*



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(1) PROPOSED OPEN OFFER TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE (2) PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES (3) APPLICATION FOR GRANTING OF WHITEWASH WAIVER (4) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE THE SHARES AND THE WARRANTS AND (5) RESUMPTION OF TRADING IN SHARES

UNDERWRITER TO THE OPEN OFFER VIGOR ONLINE OFFSHORE LIMITED

PROPOSED OPEN OFFER

The Company proposes to raise not less than approximately HK$1,104.7 million, before expenses, by issuing 276,183,547 Offer Shares by way of the Open Offer to the Qualifying Shareholders, at the Subscription Price of HK$4.00 per Offer Share, on the basis of one Offer Share for every one Share held as at the Record Date. As at the date of this announcement, the issued share capital of the Company is 276,183,547 Shares.

PROPOSED WARRANT ISSUE

The Company also proposes to issue two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders. The Warrants will entitle their holders to subscribe for new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant.

The Open Offer is conditional and is fully underwritten. The Warrant Issue is conditional upon completion of the Open Offer.

USE OF PROCEEDS FROM THE OPEN OFFER

The estimated proceeds from the Open Offer will be approximately HK$1,104.7 million (before expenses).

The estimated net proceeds from the Open Offer of approximately HK$1,101.7 million are intended to be applied by the Company for repayment of borrowings and for investment or to be entirely used for investment when opportunity arises. Currently, the Company has no investment project in contemplation.

IRREVOCABLE UNDERTAKINGS

As at the date of this announcement, Vigor is directly or indirectly interested in 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company. Pursuant to the Irrevocable Undertakings, Vigor has irrevocably undertaken to take up all its entitlements under the Open Offer, being 106,484,400 Offer Shares.

UNDERWRITING AGREEMENT

Pursuant to the Underwriting Agreement, Vigor has conditionally agreed to underwrite the Offer Shares not subscribed by the Shareholders on a fully underwritten basis.

CONDITIONS OF THE OPEN OFFER

The Open Offer is conditional upon, amongst other things, the obligations of Vigor under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated by either Vigor or the Company. **If the Underwriting Agreement does not become unconditional or is terminated, the Open Offer and the Warrant Issue will not proceed. Shareholders and prospective investors of the Company are reminded to exercise extreme caution when dealing in the Shares.**

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 14th January, 2008 to 21st January, 2008, both days inclusive, to determine the eligibility for the Open Offer. No transfer of the Shares will be registered during this period.

RECORD DATE

To qualify for the Open Offer, all the transfer forms together with the relevant share certificates must be lodged for registration with the Company's registrar, Tricor Tengis Limited by no later than 4:30 p.m. (Hong Kong time) on 11th January, 2008 pursuant to the expected timetable of the Open Offer.

The Company will send the Prospectus Documents to the Qualifying Shareholders, and, the Prospectus, for information only, to the Excluded Shareholders on or before 22nd January, 2008. The Open Offer will only be made to the Qualifying Shareholders and will not extend to the Excluded Shareholders.

APPLICATION FOR GRANTING OF WHITEWASH WAIVER

Assuming Vigor has taken up its maximum underwriting commitment of 169,699,147 Offer Shares pursuant to the Underwriting Agreement, Vigor and its concert parties will increase their aggregate shareholding from approximately 38.56 per cent. of the existing issued share capital of the Company to 69.28 per cent. of the issued share capital of the Company as enlarged by the issue of Offer Shares.

Under Rule 26 of the Takeovers Code, Vigor and the parties acting in concert with it will be required to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or the parties acting in concert with it. An application will be made by the Underwriter and the parties acting in concert with it to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. If the Whitewash Waiver is granted and approved by the Independent Shareholders by way of poll, the obligation of the Underwriter and the parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. Completion of the Open Offer is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive and such condition cannot be waived. Accordingly, if the Whitewash Waiver is not obtained, the Open Offer will lapse and will not proceed.

The Shareholders and potential investors of the Company should note that completion of the Underwriting Agreement is conditional and may or may not proceed. The Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE THE SHARES AND THE WARRANTS

The Company will issue the Offer Shares under the Open Offer and will issue the Warrants under the Warrant Issue. The Offer Shares and the Shares which fall to be issued upon exercise of the Warrants will rank pari passu with all the then existing issued Shares.

The Company will seek the grant of a specific mandate from the Independent Shareholders to allot and issue the Offer Shares and the Warrants and the Shares which fall to be issued upon exercise of the Warrants.

LISTING RULES IMPLICATIONS

The proposed Open Offer will increase the issued share capital of the Company by more than 50 per cent., and therefore the Open Offer and the Warrant Issue are subject to the approval of the Independent Shareholders at the SGM pursuant to Rule 7.24(5) of the Listing Rules.

The Open Offer is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM.

Vigor and the parties acting in concert with it and its associates and those who were interested in or involved in the Underwriting Agreement will abstain from voting on the resolutions at the SGM for approving the Open Offer, the Warrant Issue and the Whitewash Waiver.

The proposal for grant of specific mandate to issue the Offer Shares and the Warrants and the Shares which fall to be issued upon exercise of the Warrants, are also subject to approval by the Independent Shareholders at the SGM.

An independent board committee of the Company, comprising of Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver and to make a recommendation to its shareholders. Independent financial adviser will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the transactions contemplated in the Open Offer, the Warrant Issue and the Whitewash Waiver. Further announcement will be made following the appointment of the independent financial adviser.

Subject to the approval of the Open Offer, the Warrant Issue and the Whitewash Waiver by the Independent Shareholders at the SGM, application will be made to the Stock Exchange for the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the Warrants.

A circular containing details of, among other things, (i) the Open Offer, (ii) the Warrant Issue, (iii) the Whitewash Waiver (iv) the proposal for the grant of specific mandate to issue the Offer Shares and the Warrants and the Shares which fall to be issued upon exercise of the Warrants, (v) a letter from the independent board committee, (vi) a letter from the independent financial adviser and (vii) a notice to convene the SGM will be despatched to the Shareholders as soon as practicable.

The Prospectus Documents, containing, among other things, information on the Open Offer, will be despatched to the Qualifying Shareholders as soon as practicable, and, in accordance with the requirements of the Listing Rules, is expected to be despatched on or before 22nd January, 2008. The Company will also send the Prospectus, for information only, to the Excluded Shareholders on or before 22nd January, 2008.

RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 22nd November, 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 3rd December, 2007.

THE OPEN OFFER

The Company proposes to raise not less than approximately HK$1,104.7 million, before expenses, by issuing 276,183,547 Offer Shares by way of the Open Offer to the Qualifying Shareholders, at the Subscription Price of HK$4.00 per Offer Share, on the basis of one Offer Share for every one Share held as at the Record Date.

Issue statistics

Basis of the Open Offer:	one Offer Share for every one Share held by the Qualifying Shareholders as at the Record Date
Subscription Price:	HK$4.00 per Offer Share
Number of Shares in issue as at the date of this announcement:	276,183,547 Shares
Number of Offer Shares to be issued:	276,183,547 Offer Shares

The Company has no outstanding derivatives, options and conversion rights or other similar rights which are convertible or exchangeable into Shares as at the date of this announcement.

TERMS OF THE OPEN OFFER

Subscription Price for the Offer Shares

The Subscription Price of HK$4.00 per Offer Share is payable in full upon application is made for the Offer Shares.

The Subscription Price represents:–

(i) a discount of approximately 38.93 per cent. to the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the last trading day, i.e. 21st November, 2007 of the Shares immediately before the date of this announcement;

(ii) a discount of approximately 40.83 per cent. to the average closing price of HK$6.76 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before the date of this announcement;

(iii) a discount of approximately 40.61 per cent. to the average closing price of HK$6.735 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares immediately before the date of this announcement;

(iv) a discount of approximately 52.83 per cent. to the net asset value of HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December, 2006; and

(v) a discount of approximately 24.17 per cent. to the theoretical ex-entitlement price of approximately HK$5.275 per Share based on the closing price per Share as quoted on the Stock Exchange on the last trading day i.e. 21st November, 2007 of the Shares immediately before the date of this announcement.

Note: The theoretical ex-entitlement price is calculated based on the following formula:

$$\frac{\text{(1x closing price on 21st November, 2007) + (1 x the Subscription Price)}}{1 + 1}$$

The Subscription Price was determined with reference to the prevailing market prices of the Shares. The Directors (except the independent non-executive directors who will seek the advice from the independent financial advisor before forming their own views) consider the Subscription Price and the terms of the Open Offer to be fair and reasonable and in the interests of the Shareholders taken as a whole.

Qualifying Shareholders

To qualify for the Open Offer, a Shareholder must be registered as a member of the Company as at the Record Date.

In order to be registered as a Shareholder as at the Record Date, all the transfer forms together with the relevant share certificates, must be lodged for registration with the Company's registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by no later than 4:30 p.m. (Hong Kong time) on 11th January, 2008 pursuant to the expected timetable of the Open Offer.

Since the Prospectus Documents will only be registered in Hong Kong and filed with the Registrar of Companies in Bermuda, the Company will send the Prospectus Documents to the Qualifying Shareholders provided that this will not violate any of the relevant local laws, regulations and other requirements. The Directors will make enquiries of its lawyers as to whether the issue of the Offer Shares to the Shareholders whose addresses are not in Hong Kong on the Record Date may contravene the applicable securities legislation of the relevant overseas jurisdictions or the requirements of the relevant regulatory body or stock exchange pursuant to Rule 13.36(2) of the Listing Rules. If, after making such enquiries, the Directors are of the opinion that it would be necessary or expedient, either because of the legal restrictions under the laws of the relevant place or of any requirements of the relevant regulatory body or stock exchange in that jurisdiction, not to offer the Offer Shares to such Shareholders whose addresses are not in Hong Kong on the Record Date, no offer of the Offer Shares will be made to such Shareholders. Accordingly, in that event the Open Offer will not be extended to such Shareholders. It is the present intention of the Directors to make the Open Offer to all Shareholders (including overseas Shareholders) registered as at the Record Date unless the aforementioned contraventions apply. Further details in relation to the Excluded Shareholders will be included in the circular containing, amongst other things, details of the Open Offer to be despatched by to the Company to the Shareholders.

It is expected that the Company will send the Prospectus Documents to the Qualifying Shareholders, and, the Prospectus, for information only, to the Excluded Shareholders on or before 22nd January, 2008. The Open Offer will only be made to the Qualifying Shareholders and will not extend to the Excluded Shareholders.

Any such Excluded Shareholders will be entitled to vote at the SGM, to consider and, if thought fit, pass the resolutions approving, amongst other things, the Open Offer.

Closure of register of members

The register of members of the Company will be closed from 14th January, 2008 to 21st January, 2008, both days inclusive, to determine the eligibility for the Open Offer. No transfer of the Shares will be registered during this period.

No Application for excess Offer Shares

No Qualifying Shareholders will be entitled to apply for any of the Offer Shares which are in excess of their entitlements.

Certificates for Offer Shares

Subject to the fulfilment (or waiver) of the conditions of the Open Offer set out in the section headed "Conditions of the Open Offer" below, certificates for all Offer Shares are expected to be posted on or before 18th February, 2008 to those who have applied and paid for the Offer Shares, at their own risk.

Fractions of Offer Shares

The Company will not issue fractions of Offer Shares. All fractions of Offer Shares will be aggregated and sold for the benefit of the Company.

UNDERWRITING ARRANGEMENTS

Underwriting Agreement

Date:	21st November, 2007
Underwriter:	Vigor
Number of Offer Shares underwritten:	169,699,147 Offer Shares out of a total of 276,183,547 Offer Shares, being Offer Shares other than the 106,484,400 Offer Shares to be subscribed by Vigor pursuant to the Irrevocable Undertakings
Commission:	no underwriting commission will be received by Vigor

Irrevocable Undertakings

As at the date of this announcement, Vigor is directly or indirectly interested in 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company. Pursuant to the Irrevocable Undertakings, Vigor has irrevocably undertaken to take up all its entitlements under the Open Offer, being 106,484,400 Offer Shares.

Underwriting Agreement

Pursuant to the Underwriting Agreement, Vigor has conditionally agreed to underwrite the balance of the Offer Shares not subscribed by the Shareholders on a fully underwritten basis, upon the terms and subject to the conditions of the Underwriting Agreement.

Termination of the Underwriting Agreement

Vigor shall have the absolute right, after reasonable consultation with the Company as the underwriter of the Open Offer in its sole and absolute discretion sees fit, by giving notice to the Company, if there develops, occurs or comes into force at any time at or before the Latest Time for Termination:–

(i) any breach, considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer, of any of the warranties or any of other provisions of the Underwriting Agreement; or

(ii) any matter which, had it arisen immediately before the date of the Prospectus and not having been disclosed in the Prospectus, would have constituted an omission considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer; or

(iii) any statement contained in the Prospectus, considered by Vigor in its absolute discretion to be material, is discovered to be or becomes untrue, incorrect or misleading in any respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the Underwriting Agreement; or

(v) any adverse change in the business or the financial or trading position of any member of the Group considered by Vigor in its absolute discretion to be material; or

(vi) any event or series of events, matter or circumstance concerning, relating to or resulting in:–

  (a) any change in local, national, international, financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong or any other relevant jurisdiction; or

  (b) the introduction of any new law or any material change in existing laws, rules or regulations, or any material change in the interpretation or application of such laws, rules or regulations by any court or other competent authority in Hong Kong or any other relevant jurisdiction; or

(c) any event of force majeure affecting Hong Kong or any other relevant jurisdiction (including, without limitation, any act of God, fire, flood, explosion, war, strike, lock-out, civil commotion, interruption, riot, public disorder, act of government, economic sanction, epidemic, terrorism or escalation of hostilities involving Hong Kong or any other relevant jurisdiction); or

(d) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

(e) any prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong or any other relevant jurisdiction or affecting an investment in the Shares or the transfer or dividend payment in respect of the Shares; or

(f) the imposition of any economic sanction, in whatever form, directly or indirectly, by or for the United States of America or by the European Union (or any of its members) on the People's Republic of China; or

(g) any change in the system under which the value of Hong Kong dollars is pegged to that of the currency of the United States of America, considered by Vigor in its absolute discretion to be material; or

(h) any change in the exchange rate between the United States dollars and Renminbi (the lawful currency of the People's Republic of China), or between Hong Kong dollars and Renminbi, considered by Vigor in its absolute discretion to be material; or

(i) any litigation or claim of material importance being threatened or instigated against any member of the Group; or

(j) any change in market conditions in Hong Kong (including without limitation suspension or material restriction or trading in securities);

which, in the sole and absolute opinion of Vigor:–

(1) is or will be, or is likely to be, materially adverse to the business, financial or other condition or prospects of the Group taken as a whole; or

(2) has, or will have, or could be expected to have, a material adverse effect on the success of the Open Offer; or

(3) makes it inadvisable, inexpedient or impractical to proceed with the Open Offer.

then and in any such case, Vigor in its reasonable discretion may (but will not be bound to), upon giving notice to the Company, terminate the Underwriting Agreement with immediate effect.

Except for all reasonable costs, fees, charges and expenses which may be incurred in connection with the Open Offer, upon the giving of notice of termination, all obligations of Vigor under the Underwriting Agreement will cease and no party will have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If Vigor exercises such right, the Open Offer will not proceed.

Conditions of the Underwriting Agreement

The Underwriting Agreement is subject to a number of conditions being fulfilled, including:–

(i) the Independent Shareholders passing resolutions at the SGM to approve the Open Offer, the Warrants Issue and the Whitewash Waiver by way of poll on or before the Posting Date;

(ii) the Executive granting the Whitewash Waiver;

(iii) one copy of each of the Prospectus Documents and other documents relating to the Open Offer being delivered to the Stock Exchange on or prior to the Posting Date;

(iv) four printed copies of each of the Prospectus Documents being delivered to Vigor on or before the Posting Date, each duly certified by two Directors (or by their attorneys duly authorised in writing) as having been approved by resolution of the Board;

(v) permission of the Bermuda Monetary Authority for the issue of the Offer Shares, if necessary, being obtained on or before the Posting Date;

(vi) the Registrar of Companies in Hong Kong registering the Prospectus Documents, together with all other consents and documents required to be endorsed on or attached to the Prospectus Documents, on or before the Posting Date;

(vii) the Prospectus Documents being filed with the Registrar of Companies in Bermuda on or about the Posting Date;

(viii) printed copies of each of the Prospectus Documents being posted to Qualifying Shareholders and printed copies of the Prospectus stamped "For information only" being posted to Excluded Shareholders, in each case, on the Posting Date;

(ix) the Listing Committee of the Stock Exchange granting (subject to allotment and other usual conditions) the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants on or before the Posting Date and not having withdrawn or revoked such listing and permission as at the Latest Acceptance Time;

(x) all necessary approvals and consents, if any, of all relevant governmental or regulatory authorities and other relevant third parties in Hong Kong, Bermuda, or elsewhere which are required or appropriate for the entering into and the implementation of the Underwriting Agreement having been given or obtained; and

(xi) compliance by the Company with its obligations at or before the Latest Acceptance Time.

In the event that any of the conditions (i) to (xi) (inclusive) has not been fulfilled (or waived by Vigor) on the respective dates mentioned in the Underwriting Agreement (or such other date as Vigor may agree with the Company), the Open Offer will lapse and will not proceed. In addition, conditions (i) and (ii) are not waivable.

CONDITIONS OF THE OPEN OFFER

The Open Offer is conditional upon, amongst other things, the obligations of Vigor under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated by either Vigor or the Company in accordance with the terms and conditions as referred to under the sub-section headed "Termination of the Underwriting Agreement" of the section headed "Underwriting Arrangements" above.

If the Underwriting Agreement does not become unconditional or is terminated, the Open Offer will not proceed. Shareholders and prospective investors of the Company are reminded to exercise extreme caution when dealing in the Shares.

THE WARRANT ISSUE

The Company also proposes to issue two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders. The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant. The issue of Warrants and the Shares falling to be issued upon the exercise of the Warrants is subject to the Independent Shareholders' approval.

Terms of the Warrants

Term:	three years from the date of issue
Denomination:	in the denomination of HK$8.00 each
Conversion right:	right for holders of the Warrants to convert all or any of their Warrants at any time during the conversion period into Shares (all fractions of Warrants will not be issued but will be aggregated and sold for the benefit of the Company)
Conversion period:	commencing on 20th February, 2008 and ending on 19th February, 2011
Initial conversion price:	HK$8.00 per Share

Transferability: freely transferable

Trading board lot size: 4,000

Expected date of commence dealing: 20th February 2008

The Company has no other warrants in issue as at the date of this announcement. Application for listing of, and permission to deal in, the Warrants and the Shares which fall to be issued upon exercise of the Warrants will be made to the Stock Exchange.

Based on 276,183,547 Offer Shares to be issued pursuant to the Open Offer, the total number of Warrants to be issued will be 110,473,419 warrants, entitling the holders to subscribe for the same number of the Shares, representing approximately 20 per cent. of the issued share capital of the Company at the time when the Warrants are issued and upon completion of the Open Offer.

The Directors confirm that the Company will ensure that there will be a minimum of 300 holders of the Warrants at the time the dealings of the Warrants commence on the Stock Exchange (i.e. 20th February, 2008) in accordance with the Listing Rules.

Subscription Price of Warrants

The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant.

The subscription price of HK$8.00 represents:–

(i) a premium of approximately 22.14 per cent. over the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the last trading day, i.e. 21st November, 2007, of the Shares immediately before the date of this announcement;

(ii) a premium of approximately 18.34 per cent. over the average closing price of HK$6.76 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before the date of this announcement;

(iii) a premium of approximately 18.78 per cent. over the average closing price of HK$6.735 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares immediately before the date of this announcement; and

(iv) a discount of approximately 5.66 per cent. to the net asset value of HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December 2006.

The subscription price was determined with reference to the prevailing market prices of the Shares. The Directors (except the independent non-executive directors who will seek the advice from the independent financial advisor before forming their own views) consider the subscription price and the terms of the Warrants to be fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Certificates for Warrants

Subject to the fulfilment (or waiver) of the conditions of the Open Offer set out in the section headed "Conditions of the Open Offer" above, certificates for the Warrants are expected to be posted on or before 18th February, 2008 to those who have applied and paid for the Offer Shares, at their own risk.

The Warrant Issue is conditional upon completion of the Open Offer.

INFORMATION ABOUT VIGOR AND THE COMPANY

Vigor

Vigor is a company incorporated in the British Virgin Islands with limited liability and its principal business is investment holding

The Company

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

REASONS OF THE OPEN OFFER AND THE USE OF PROCEEDS

The Directors consider that the Open Offer provides a good opportunity for the Group to raise funds to strengthen its capital base and improve its financial position.

Upon the completion of the Open Offer, the estimated proceeds from the Open Offer will be approximately HK$1,104.7 million (before expenses). The estimated net proceeds from the Open Offer of approximately HK$1,101.7 million are intended to be applied by the Company for repayment of borrowings and for investment or to be entirely used for investment when opportunity arises. Currently, the Company has no investment project in contemplation.

The estimated expenses of the Open Offer of about HK$3 million will be borne by the Company.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES

Pursuant to the expected timetable, the Shares will be dealt with on an ex-entitlement basis from 10th January, 2008. If Vigor terminates the Underwriting Agreement, or any of the conditions of the Underwriting Agreement is not fulfilled (or waived by Vigor), the Open Offer will not proceed. Any person dealing in the Shares on an ex-entitlement basis will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Open Offer may not proceed.

Any Shareholder or other person contemplating selling or purchasing the Shares from now up to the day on which the Underwriting Agreement becomes unconditional, who is in any doubt about his/her position, is recommended to consult his/her own professional advisers.

Shareholders and prospective investors are reminded to exercise extreme caution when dealing in the Shares.

CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the changes in the shareholding structure of the Company arising from the Open Offer and the Warrant Issue:

	As at the date of this announcement		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements and the Warrants exercised in full		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements and the Warrants exercised in full	
	Number of the Shares	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*
Vigor and its concert parties	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
Public Shareholders	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
Total	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

Following the completion of the Open Offer and assuming the Warrant Issue are exercised in full, Vigor will continue to be the controlling shareholder of the Company if none of the Qualifying Shareholders is willing to take up his or her or its entitlements of such number of Offer Shares. As such, Vigor will own approximately as to 69.28 per cent. of the issued share capital of the Company as enlarged by the completion of the Open Offer and 74.40 per cent. of the issued share capital of the Company as enlarged by the completion of the Open Offer Issue and full exercise of the Warrants.

It is the intention of the Company to maintain the listing of the Shares on the Stock Exchange after the completion of the Open Offer and the Warrant Issue. Accordingly, the Company undertakes that it will take such appropriate steps as may be necessary or required to maintain or restore the minimum public float for the Shares at all times upon completion of the Open Offer and the Warrant Issue.

EXPECTED TIMETABLE

The expected timetable for the Open Offer is set out below:–

Last day of dealings in the Shares on a cum-entitlement basis	9th January, 2008
First day of dealings in the Shares on an ex-entitlement basis	10th January, 2008
Latest time for lodging transfers of the Shares to qualify for the Open Offer	4:30 p.m. on 11th January, 2008
Register of members closes	14th January, 2008
Record Date	21st January, 2008
Date of the SGM	21st January, 2008
Announcement of results of SGM	22nd January, 2008
Despatch of the Prospectus Documents	22nd January, 2008
Register of members re-opens	22nd January, 2008
Latest time for acceptance of, and payment for, the Offer Shares	4:00 p.m. on 5th February, 2008
Open Offer expected to become unconditional on or before	4:00 p.m. on 11th February, 2008
Announcement of results of the Open Offer to be posted on the website of the Stock Exchange on or before	14th February, 2008
Certificates for fully-paid Offer Shares and Warrants expected to be despatched on or before	18th February, 2008
Dealings in fully-paid Offer Shares and the Warrants commence on or before	20th February, 2008

The above timetable is indicative only and may be executed or varied as may be agreed by the Company and Vigor pursuant to the Underwriting Agreement. Any changes to the expected timetable will be published in further announcements or notified to the Shareholders.

APPLICATION FOR GRANTING OF WHITEWASH WAIVER

Assuming Vigor has taken up its maximum underwriting commitment of 169,699,147 Offer Shares pursuant to the Underwriting Agreement, Vigor and the parties acting in concert with it will increase their aggregate shareholding from approximately 38.56 per cent. of the existing issued share capital of the Company to 69.28 per cent. of the issued share capital of the Company as enlarged by the issue of Offer Shares.

Under Rule 26 of the Takeovers Code, Vigor and the parties acting in concert with it will be required to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or the parties acting in concert with it. An application will be made by the Underwriter and the parties acting in concert with it to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. If the Whitewash Waiver is granted and approved by the Independent Shareholders by way of poll, the obligation of the Underwriter and the parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. Completion of the Open Offer is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive and such condition cannot be waived. Accordingly, if the Whitewash Waiver is not obtained, the Open Offer will lapse and will not proceed.

The Shareholders and potential investors of the Company should note that completion of the Underwriting Agreement is conditional and may or may not proceed. The Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE THE SHARES AND WARRANTS

The Company will issue the Offer Shares under the Open Offer and will issue the Warrants under the Warrant Issue. The Offer Shares and the Shares which fall to be issued upon exercise of the Warrants will rank pari passu with all the then existing issued the Shares.

The Company will seek the grant of a specific mandate from the Independent Shareholders to allot and issue the Offer Shares and to issue the Warrants and the Shares which fall to be issued upon exercise of the Warrants.

LISTING RULES IMPLICATIONS

The proposed Open Offer will increase the issued share capital of the Company by more than 50 per cent., and therefore the Open Offer and the Warrant Issue are subject to the approval of the Independent Shareholders at the SGM pursuant to Rule 7.24(5) of the Listing Rules.

The Open Offer is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM.

Vigor and the parties acting in concert with it and its associates and those who were interested in or involved in the Underwriting Agreement will abstain from voting on the resolutions at the SGM for approving the Open Offer, the Warrant Issue and the Whitewash Waiver.

The proposal for grant of specific mandate to issue the Offer Shares and the Warrants and the Shares which fall to be issued upon exercise of the Warrants are subject to approval by the Independent Shareholders at the SGM.

An independent board committee of the Company, comprising of Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver and to make a recommendation to its shareholders. Independent financial adviser will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the transactions contemplated in the Open Offer, the Warrant Issue and the Whitewash Waiver. Further announcement will be made following the appointment of the independent financial adviser.

Subject to the approval of the Open Offer, the Warrant Issue and the Whitewash Waiver by the Independent Shareholders at the SGM, application will be made to the Stock Exchange for the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the Warrants.

A circular containing details of, among other things, (i) the Open Offer, (ii) the Warrant Issue, (iii) the Whitewash Waiver (iv) the proposal for the grant of specific mandate to issue the Offer Shares and the Warrants and the Shares which fall to be issued upon exercise of the Warrants, (v) a letter from the independent board committee, (vi) a letter from the independent financial adviser and (vii) a notice to convene the SGM will be despatched to the Shareholders as soon as practicable.

The Prospectus Documents, containing, among other things, information on the Open Offer, will be despatched to the Qualifying Shareholders as soon as practicable, and, in accordance with the requirements of the Listing Rules, is expected to be despatched on or before 22nd January, 2008. The Company will also send the Prospectus, for information only, to the Excluded Shareholders on or before 22nd January, 2008.

RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 22nd November, 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 3rd December, 2007.

DIRECTORS

As at the date of this announcement, the Directors are:–

Executive Directors:
Ms. Chong Sok Un *(Chairman)*, Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:–

"associate"	having the meaning ascribed to it under the Listing Rules
"Board"	Board of Directors
"Business Day"	a day (other than a Saturday and Sunday and days on which a tropical cyclone warning signal no.8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours

"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Excluded Shareholders"	the Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date and whose addresses as shown on such register are outside Hong Kong, where the Directors, after making enquiries, consider it necessary or expedient on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place not to offer the Offer Shares to such Shareholders
"Executive"	the executive director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	Shareholders other than Vigor and the parties acting in concert with it, and its associates and those persons who were interested in or involved in the Underwriting Agreement
"Irrevocable Undertakings"	the irrevocable undertakings dated 21st November 2007 given by the Underwriter to take up 106,484,400 Offer Shares, its entitlement, representing approximately 38.56 per cent of the issued share capital of the Company

"Latest Acceptance Time"	4:00 p.m. on 5th February, 2008 (or such other date as may be agreed by the Company and the Underwriter in writing and specified in the Prospectus Documents as the last day for acceptance of the Offer Shares)
"Latest Time for Termination"	4:00 p.m. on the second business day immediately following the Latest Acceptance Time
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Offer Shares"	276,183,547 Shares of the Company to be allotted and issued at the Subscription Price under the Open Offer
"Open Offer"	the proposed offer of the Offer Shares, by way of an open offer, on the basis of one Offer Share for every existing Share held by the Qualifying Shareholders as at the Record Date
"Posting Date"	22nd January, 2008 (or such other date as may be agreed by the Company and the Underwriter in writing), being the day on which the Prospectus Documents are posted to the Qualifying Shareholders and, for information only, the Excluded Shareholders
"Prospectus"	a prospectus to be issued by the Company to the Qualifying Shareholders, containing details of, amongst other things, the Open Offer
"Prospectus Documents"	the Prospectus and the application form in relation to the Open Offer
"Qualifying Shareholders"	the Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date, other than the Excluded Shareholders

"Record Date"	21st January, 2008, being the date for the determination of entitlements of the Shareholders under the Open Offer
"SFC"	Securities and Futures Commission of Hong Kong
"SGM"	the special general meeting of the Shareholders of the Company to be convened on or about 21st January 2008 for the purposes of considering and, if thought fit, approving, amongst other things, the Open Offer, the Warrant Issue, the Whitewash Waiver and the grant of the specific mandate
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price for the Offer Shares, being HK$4.00 per Offer Share
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriter"	Vigor
"Underwriting Agreement"	the underwriting agreement dated 21st November, 2007 entered into between the Company and the Underwriter in relation to the Open Offer
"Vigor"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability, and the controlling shareholder of the Company. Its ultimate beneficial owner being Ms. Chong Sok Un.
"Warrants"	110,473,419 warrants to be issued by the Company in respect of the Offer Shares under the Warrant Issue

"Warrant Issue"	the issue of two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders which will entitle the Warrant holder to subscribe for new Shares at an initial subscription price of HK$8.00 per Warrant
"Whitewash Waiver"	the waiver from the obligation of the Underwriter and parties acting in concert with it to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by the Underwriter or parties acting in concert with it under Rule 26 of the Takeovers Code, as a result of the transactions contemplated in the Underwriting Agreement and the Irrevocable Undertakings, pursuant to Note 1 on dispensations from Rule 26 of the Takeover Code

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 30 November, 2007

"Please also refer to an electronic version of this announcement on the Company's website www.irasia.com/listco/hk/colcapital/index.htm"

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to Vigor and the parties acting in concert with it, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Vigor and the parties acting in concert with it, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of Vigor jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to the Group, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to the Group, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：**383**)

(1)建議按於記錄日期每持有一股股份可獲一股發售股份之基準向合資格股東進行公開發售
(2)建議按每五股發售股份發行兩份認股權證
(3)申請清洗豁免
(4)建議授出發行股份及認股權證的特別授權
及
(5)恢復股份買賣

公開發售包銷商
VIGOR ONLINE OFFSHORE LIMITED

建議公開發售

本公司建議以公開發售形式，按每股發售股份4.00港元的認購價，向合資格股東發行276,183,547股發售股份，以籌集不少於約1,104,700,000港元（未扣除費用），於記錄日期每持有一股股份可獲一股發售股份。於本公佈日期，本公司已發行股本為276,183,547股股份。

建議發行認股權證

本公司亦建議向合資格股東每成功認購五股發售股份發行兩份認股權證，其持有人行使一份認股權證可按每股8.00港元的暫定認購價（或須調整）認購新股份。

公開發售為有條件且獲全數包銷，而發行認股權證則以公開發售完成為條件。

* *僅供識別*

公開發售所得款項用途

公開發售所得款項估計約為1,104,700,000港元(未扣除費用)。

本公司擬將公開發售估計所得款項淨額約1,101,700,000港元償還借貸及投資或於有機會時全數用作投資。本公司目前並無投資項目計劃。

不可撤回承諾

於本公佈日期,Vigor直接或間接擁有106,484,400股股份,佔本公司已發行股本約38.56%。根據不可撤回承諾,Vigor已不可撤回地承諾認購公開發售的配額,即106,484,400股發售股份。

包銷協議

根據包銷協議,Vigor已有條件同意,全數包銷未獲股東認購的發售股份。

公開發售的條件

公開發售的條件包括,Vigor根據包銷協議所承擔的責任成為無條件,且Vigor或本公司並無終止包銷協議。**倘若包銷協議未能成為無條件或遭終止,則不會進行公開發售及發行認股權證。本公司股東及有意投資者買賣股份時謹請審慎行事。**

暫停辦理股東登記

本公司將於二零零八年一月十四日至二零零八年一月二十一日(包括首尾兩日)期間暫停辦理股東登記,以確定參與公開發售的資格,期間不會登記股份過戶。

記錄日期

根據公開發售的預期時間表,為符合參與公開發售資格,所有過戶文件連同有關的股票,必須於二零零八年一月十一日下午四時三十分(香港時間)前送達本公司過戶處卓佳登捷時有限公司辦理登記。

本公司將於二零零八年一月二十二日或之前向合資格股東發出章程文件,亦會向除外股東發出章程,惟僅供參考。公開發售僅供合資格股東參與,除外股東不得參加。

申請清洗豁免

假設Vigor根據包銷協議認購最高包銷額169,699,147股發售股份，則Vigor及與其一致行動人士合計的股權將由現時本公司已發行股本約38.56%增至經發行發售股份擴大後的本公司已發行股本約69.28%。

根據收購守則第26條，Vigor及與其一致行動人士須提出強制全面收購建議，收購Vigor及與其一致行動人士未擁有或未同意收購的所有已發行股份。包銷商及與其一致行動人士將向執行理事申請清洗豁免，而倘若獲得批准，亦有待獨立股東以投票方式批准方可作實。倘若獲得清洗豁免且獲得獨立股東以投票方式批准，則可豁免包銷商及與其一致行動人士根據收購守則第26條規定強制全面收購建議的責任。完成公開發售的條件包括執行理事授出清洗豁免，而此條件不得豁免。因此，如不獲清洗豁免，則公開發售會失效而不會進行。

本公司股東及有意投資者謹請留意，包銷協議之完成有附帶條件而且未必進行。本公司股東及有意投資者在買賣股份時務請審慎行事。

建議授出發行股份及認股權證的特別授權

本公司會根據公開發售發行發售股份及根據發行認股權證而發行認股權證。發售股份及因行使認股權證而發行的股份將與當時全部已發行股份享有同等權益。

本公司會徵求獨立股東授出特別授權，以便配發及發行發售股份及行使認股權證而須發行的認股權證與股份。

上市規則的規定

建議公開發售會增加本公司已發行股本超過50%，因此根據上市規則第7.24(5)條，公開發售及發行認股權證須獲獨立股東在股東特別大會批准。

公開發售須待執行理事授出清洗豁免方可進行，而清洗豁免須獲獨立股東在股東特別大會以投票方式批准方可作實。

Vigor、與其一致行動人士、其聯繫人以及於包銷協議擁有權益或參與其中的人士不會在股東特別大會就批准公開發售、發行認股權證及清洗豁免等決議案投票。

建議授出特別授權以發行發售股份及認股權證與行使認股權證所須發行股份亦須獲獨立股東在股東特別大會批准。

本公司已成立由勞偉安先生、劉紹基先生及張健先生組成的獨立董事委員會，以考慮公開發售、發行認股權證及清洗豁免的條款，並且向股東提出建議。本公司將會委任獨立財務顧問，就公開發售、發行認股權證及清洗豁免等交易是否公平合理向本公司獨立董事委員會提供意見。本公司委任獨立財務顧問後會另發公佈。

倘獲得獨立股東在股東特別大會批准公開發售、發行認股權證及清洗豁免，則會向聯交所申請發售股份、認股權證及因行使認股權證而發行的股份上市買賣。

載有(i)公開發售、(ii)發行認股權證、(iii)清洗豁免、(iv)建議授出發行發售股份及認股權證與行使認股權證所須發行股份的特別授權、(v)獨立董事委員會函件、(vi)獨立財務顧問函件及(vii)股東特別大會通告的通函，將會盡快寄予各股東。

載有公開發售及其他資料的章程文件，會盡快寄予合資格股東，而根據上市規則規定，將於二零零八年一月二十二日或之前寄發。本公司亦會於二零零八年一月二十二日或之前向除外股東寄發章程，惟僅供參考。

恢復股份買賣

應本公司要求，股份自二零零七年十一月二十二日上午九時三十分起暫停在聯交所買賣，以待發出本公佈。本公司已申請於二零零七年十二月三日上午九時三十分起恢復股份買賣。

公開發售

本公司建議以公開發售形式，於記錄日期每持有一股股份可獲一股發售股份，按每股發售股份4.00港元的認購價，向合資格股東發行276,183,547股發售股份，以籌集不少於約1,104,700,000港元（未扣除費用）。

發行統計數字

公開發售準則:	於記錄日期合資格股東每持有一股股份可獲一股發售股份
認購價:	每股發售股份4.00港元
於本公佈日期已發行股份數目:	276,183,547股股份
將發行的發售股份數目:	276,183,547股發售股份

於本公佈日期,本公司概無尚未行使的衍生工具、購股權及換股權或其他可轉換或交換成股份的同類權利。

公開發售的條款

發售股份認購價

每股發售股份認購價4.00港元,須於申請認購發售股份時繳足。

認購價較:

(i) 緊接本公佈日期前股份最後交易日(即二零零七年十一月二十一日)在聯交所每股股份收市價6.55港元折讓約38.93%;

(ii) 緊接本公佈日期前股份最後五個交易日在聯交所每股股份平均收市價6.76港元折讓約40.83%;

(iii) 緊接本公佈日期前股份最後十個交易日在聯交所每股股份平均收市價6.735港元折讓約40.61%;

(iv) 截至二零零六年十二月三十一日止年度本公司經審核綜合帳目所示每股資產淨值8.48港元折讓約52.83%;及

(v) 根據本公佈日期前股份最後交易日(即二零零七年十一月二十一日)在聯交所每股股份收市價計算的每股理論除權價5.275港元折讓約24.17%。

附註:理論除權價根據以下算式計算:

$$\frac{(1 \times 二零零七年十一月二十一日收市價) + (1 \times 認購價)}{1+1}$$

認購價乃參考股份現行市價釐定。董事(有待徵詢獨立財務顧問意見後提出本身見解的獨立非執行董事除外)認為認購價及公開發售條款屬公平合理,且符合股東的整體利益。

合資格股東

股東必須於記錄日期已登記成為本公司股東,方合資格參與公開發售。

根據公開發售的預期時間表,為於記錄日期成為註冊股東,所有過戶表格連同有關的股票,必須於二零零八年一月十一日下午四時三十分(香港時間)前送達香港皇后大道東28號金鐘滙中心26樓本公司過戶處卓佳登捷時有限公司辦理登記。

由於章程文件只會在香港登記並會在百慕達公司註冊處存檔,因此本公司僅會在不違反任何有關當地法例、規則及其他規定的情況下向合資格股東寄發章程文件。董事會向律師查詢,向於記錄日期地址並非在香港的股東發行發售股份會否違反相關海外司法權區的有關證券法規,或違反有關監管機構的規定或上市規則第13.36(2)條的聯交所規定。無論由於該司法權區的法律限制或相關監管機構或交易所的規定,倘若董事查詢後認為有必要或應當不向於記錄日期地址在香港以外的股東出售發售股份,則不會向該等股東出售發售股份。因此,在上述情況下不會向該等股東提出公開發售。董事目前有意向於記錄日期的全體註冊股東(包括海外股東)提出公開發售,除非出現上述違反規定的情況。有關除外股東的詳情,將載於本公司向股東寄發的通函,而通函亦載有(其中包括)公開發售的詳情。

預期本公司將於二零零八年一月二十二日或之前向合資格股東發出章程文件,亦會向除外股東發出章程,惟僅供參考。公開發售僅供合資格股東參與,除外股東不得參加。

除外股東可在股東特別大會酌情通過決議案批准(其中包括)公開發售。

暫停辦理股東登記

本公司將於二零零八年一月十四日至二零零八年一月二十一日(包括首尾兩日)期間暫停辦理股東登記,以確定參與公開發售的資格,期間不會登記股份過戶。

並無額外發售股份可供申請

合資格股東不可申請超過本身配額的發售股份。

發售股份的股票

在下文「公開發售的條件」一節所列公開發售的條件達成(或豁免)的情況下，預期於二零零八年二月十八日或之前向申請發售股份並且已付款的股東發出所有發售股份的股票，郵誤風險由彼等承擔。

零碎發售股份

本公司不會發行零碎發售股份。所有零碎發售股份會集合出售，所得歸本公司所有。

包銷安排

包銷協議

日期：	二零零七年十一月二十一日
包銷商：	Vigor
包銷發售股份數目：	合共276,183,547股發售股份其中169,699,147股發售股份，即Vigor根據不可撤回承諾將認購的106,484,400股發售股份以外的發售股份
佣金：	Vigor不會收取包銷佣金

不可撤回承諾

於本公佈日期，Vigor直接或間接擁有106,484,400股股份，佔本公司已發行股本約38.56%。根據不可撤回承諾，Vigor已不可撤回地承諾認購公開發售的配額，即106,484,400股發售股份。

包銷協議

根據包銷協議，Vigor已有條件同意，按照包銷協議的條款及條件，全數包銷未獲股東認購的發售股份。

終止包銷協議

倘若截至最後終止日期前任何時間，以下事件發生、出現或生效：

(i) 包銷協議的保證或其他條文遭違反而Vigor全權認為對公開發售整體而言屬重大者；或

(ii) 倘若任何事件在章程日期前出現而並無在章程中披露，則Vigor全權認為對公開發售整體而言屬重大遺漏者；或

(iii) 發現章程所載任何內容失實、不確或誤導而Vigor全權認為屬於重大者；或

(iv) 任何事件、行為或遺漏而導致或可能導致本公司根據包銷協議承擔重大責任者；或

(v) 本集團任何成員公司的業務、財務或經營狀況有不利轉變而Vigor全權認為屬於重大者；或

(vi) 有關或導致以下情況的個別或一連串事件、事宜或狀況：

(a) 香港或其他司法權區當地、全國、國際、金融、政治、經濟、軍事、行業、財政、監管或股票市場的狀況或氣氛；或

(b) 香港或其他司法權區推行新法例或現有法例、規則或規定有重大轉變，或法院或其他有關當局對該等法例、規則或規定的詮釋及應用有重大轉變；或

(c) 香港或其他司法權區發生不可抗力事件，包括但不限於天災、火災、水災、爆炸、戰爭、罷工、停工、國民動亂、干擾、暴亂、公眾騷亂、政府行動、經濟制裁、疫症、恐怖活動或戰鬥升級；或

(d) 聯交所由於特殊財政狀況或其他原因而全面禁止、暫停或嚴重限制證券買賣；或

(e) 香港或其他司法權區可能改變稅務或外匯控制（或實施外匯管制）而影響對股份的投資或轉讓，或影響股息的支付；或

(f) 美國或歐盟（或其成員）對中華人民共和國直接或間接實施經濟制裁；或

(g) 港元與美國貨幣聯繫制度轉變而Vigor全權認為屬重大轉變；或

(h) 美元與人民幣（中華人民共和國法定貨幣）的匯率或港元與人民幣的匯率轉變而Vigor全權認為屬重大轉變；或

(i) 本集團任何成員公司面臨重大訴訟或索償；或

(j) 香港市況轉變，包括但不限於暫停或嚴重限制證券買賣；

而Vigor自行認為：

(1) 現時或日後會或可能會對本集團的整體業務、財務或其他狀況或前景有重大不利影響；或

(2) 已經、將會或應會對公開發售的成功有重大不利影響；或

(3) 不應、不適當或不能進行公開發售。

則Vigor可以公開發售包銷商身份合理諮詢本公司後自行認為恰當時，向本公司發出通知，全權即時終止包銷協議（惟並非其責任）。

除一切有關公開發售的合理成本、酬金、收費及費用外，發出終止通知後，Vigor根據包銷協議須承擔的責任將會終止，任何一方均不得就包銷協議任何事宜向另一方提出索償。倘Vigor行使上述權利，則不會進行公開發售。

包銷協議條件

包銷協議須待達成多項條件方可作實，有關條件包括：

(i) 寄發日期前獨立股東在股東特別大會以投票方式通過決議案批准公開發售、發行認股權證及清洗豁免；

(ii) 執行理事授出清洗豁免；

(iii) 一份章程文件的副本及其他有關公開發售的文件已於寄發日期或之前交予聯交所；

(iv) 寄發日期或之前將四份章程文件印刷本交予Vigor，而每份均由兩名董事（或其書面正式授權的代表）簽署證明已獲董事會決議案批准；

(v) 於寄發日期或之前獲得（如必要）百慕達金融管理局批准發行發售股份；

(vi) 寄發日期或之前香港公司註冊處登記章程文件及其他章程文件所涉及／或附帶的一切同意書及文件；

(vii) 章程文件約於寄發日期在百慕達公司註冊處存案；

(viii) 於寄發日期向各合資格股東寄發章程文件的印本，另外向除外股東寄發印有「僅供參考」字樣的章程印本；

(ix) 寄發日期或之前聯交所上市委員會在符合配發及其他一般條件後批准發售股份、認股權證及行使認股權證所附認購權所發行的股份上市買賣，且截至截止接納時間並無撤回或撤銷；

(x) 已獲得香港、百慕達或其他地區一切相關政府或監管機構與其他有關第三方的必要批准及認可（如有）訂立及執行包銷協議；及

(xi) 本公司於截止接納時間或之前履行本身的責任。

倘若截至包銷協議所述日期或Vigor與本公司協定的其他日期任何第(i)至(xi)項條件（包括首尾兩項條件）仍未達成（或獲得Vigor豁免），則公開發售將會取消而不會進行。此外，第(i)及(ii)項條件不得豁免。

公開發售的條件

除其他條件外，公開發售亦須待Vigor根據包銷協議所承擔的責任成為無條件，且Vigor或本公司並無根據上文「包銷安排」一節「終止包銷協議」分節所述的條款及條件終止包銷協議方可作實。

倘若包銷協議未能成為無條件或遭終止，則不會進行公開發售。本公司股東及有意投資者買賣股份時謹請審慎行事。

發行認股權證

本公司亦建議向合資格股東每成功認購五股發售股份發行兩份認股權證，其持有人行使一份認股權證可按每股8.00港元的暫定認購價（或須調整）認購新股份。發行認股權證及因行使認股權證而發行股份須獲得獨立股東批准。

認股權證條款

年期:	發行日期起計三年
面值:	每份面值8.00港元
換股權:	認股權證持有人可在換股期隨時將全部或部份認股權證兑換為股份(所有零碎股份不會發行,但會集合出售,所得歸本公司所有)
換股期:	二零零八年二月二十日至二零一一年二月十九日
暫定換股價:	每股8.00港元
轉讓:	可自由轉讓
每手買賣單位:	4,000份
預計開始買賣日期:	二零零八年二月二十日

截至本公佈日期,本公司並無其他已發行認股權證。本公司將向聯交所申請認股權證及因行使認股權證而發行的股份上市買賣。

以公開發售發行276,183,547股發售股份計算,將發行合共110,473,419份認股權證,其持有人可認購同等數目的股份,相等於發行認股權證當時及公開發售完成當時的本公司已發行股本約20%。

根據上市規則規定,董事確認本公司會確保認股權證開始在聯交所買賣時(即二零零八年二月二十日)會有不少於300名認股權證持有人。

認股權證認購價

認股權證持有人可以暫定認購價每股8.00港元(或須調整)行使認股權證認購新股份。

認購價8.00港元較:

(i) 緊接本公佈日期前股份最後交易日(即二零零七年十一月二十一日)在聯交所每股股份收市價6.55港元高出約22.14%;

(ii) 緊接本公佈日期前股份最後五個交易日在聯交所每股股份平均收市價6.76港元高出約18.34%;

(iii) 緊接本公佈日期前股份最後十個交易日在聯交所每股股份平均收市價6.735港元高出約18.78%;及

(iv) 截至二零零六年十二月三十一日止年度本公司經審核綜合帳目所示每股資產淨值8.48港元折讓約5.66%。

認購價乃參考股份現行市價釐定。董事(有待徵詢獨立財務顧問意見後提出本身見解的獨立非執行董事除外)認為認購價及認股權證條款公平合理,且符合本公司與股東的整體利益。

認股權證證書

倘上文「公開發售的條件」一節所述公開發售的條件獲得達成或豁免,則預期於二零零八年二月十八日或之前向已申請並且已付發售股份款項的股東寄發認股權證證書,郵誤由收件人承擔。

發行認股權證以完成公開發售為條件。

VIGOR及本公司資料

Vigor

Vigor為於英屬處女群島註冊成立的有限公司，主要業務為投資控股。

本公司

本公司為於百慕達註冊成立的有限公司，其股份在聯交所主板上市。

本公司主要業務為投資控股，透過附屬公司經營證券買賣及投資、提供財務服務、物業投資及策略投資。

公開發售的理由及所得款項用途

董事認為公開發售為本集團集資加強股本基礎及財政狀況的良機。

完成公開發售後，估計公開發售所得款項約1,104,700,000港元（未扣除費用）。本公司擬將公開發售估計所得款項淨額約1,101,700,000港元償還借貸及投資或於有機會時全數用作投資。本公司目前並無投資項目計劃。

公開發售估計費用約3,000,000港元，將由本公司支付。

買賣股份的風險警告

根據預期時間表，股份將於二零零八年一月十日起以除權方式買賣。倘若Vigor終止包銷協議，或包銷協議任何條件未能達成（或不獲Vigor豁免），則不會進行公開發售。任何人士買賣除權股份會因此承擔包銷協議未必成為無條件及公開發售未必進行的風險。

現時直至包銷協議成為無條件的期間有意買賣股份的股東或其他人士，如對本身情況有任何疑問，請徵詢本身之專業顧問意見。

股東及有意投資者買賣股份時務請審慎行事。

本公司股權架構變更

下表載列本公司因公開發售及發行認股權證的股權架構變更：

	於本公佈日期		公開發售完成當時（假設所有股東接納配額）		公開發售完成當時（假設所有股東接納配額及悉數行使認股權證）		公開發售完成當時（假設概無合資格股東接納配額）		公開發售完成當時（假設概無合資格股東接納配額及悉數行使認股權證）	
	股份數目	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*
Vigor及與其一致行動人士	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
公眾股東	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
合計	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

公開發售完成當時及假設悉數行使認股權證，倘無合資格股東接納所獲數目的發售股份，則Vigor將仍為本公司控權股東。Vigor將因此擁有本公司經公開發售而擴大的已發行股本約69.28%，及因完成公開發售及悉數行使認股權證而經擴大的本公司已發行股本約74.40%。

本公司有意於公開發售完成及發行認股權證後維持股份上市。因此，本公司承諾在公開發售完成及發行認股權證後，將採取必要之適當步驟，以一直保持或回復股份的公眾持股量不低於規定水平。

預期時間表

公開發售的預期時間表如下：

買賣未除權股份之最後日期	二零零八年一月九日
開始買賣除權股份之首日	二零零八年一月十日
遞交股份過戶文件以符合資格獲得公開發售配額之截止時間	二零零八年一月十一日下午四時三十分
暫停辦理股份過戶	二零零八年一月十四日
記錄日期	二零零八年一月二十一日
股東特別大會日期	二零零八年一月二十一日
公佈股東特別大會結果	二零零八年一月二十二日
寄發章程文件	二零零八年一月二十二日
恢復辦理股份過戶	二零零八年一月二十二日
接納發售股份及支付有關股款之截止時間	二零零八年二月五日下午四時正
公開發售預期成為無條件	二零零八年二月十一日下午四時正或之前
於聯交所網站刊登公開發售結果之公佈	二零零八年二月十四日或之前
預期寄發已繳足發售股份之股票及認股權證證書	二零零八年二月十八日或之前
已繳足發售股份及認股權證開始買賣	二零零八年二月二十日或之前

以上時間表僅供參考，本公司與Vigor可根據包銷協議訂立或更改，而預期時間表的任何更改會另行公佈知會股東。

申請清洗豁免

假設Vigor根據包銷協議認購最高包銷額169,699,147股發售股份，則Vigor及與其一致行動人士合計的股權將由現時本公司已發行股本約38.56%增至經發行發售股份擴大後的本公司已發行股本約69.28%。

根據收購守則第26條，Vigor及與其一致行動人士須提出強制全面收購建議，收購Vigor及與其一致行動人士尚未擁有或尚未同意收購的所有已發行股份。包銷商及與其一致行動人士將向執行理事申請清洗豁免，而倘若獲得批准，亦有待獨立股東以投票方式批准方可作實。倘若獲得清洗豁免且獲得獨立股東以投票方式批准，則可豁免包銷商及與其一致行動人士根據收購守則第26條規定強制全面收購建議的責任。完成公開發售的條件包括執行理事授出清洗豁免，而此條件不得豁免。因此，如不獲清洗豁免，則公開發售會失效而不會進行。

本公司股東及有意投資者謹請留意，包銷協議的完成附帶條件而且未必進行。本公司股東及有意投資者在買賣股份時務請審慎行事。

建議授出發行股份及認股權證的特別授權

本公司會根據公開發售發行發售股份及根據發行認股權證而發行認股權證。發售股份及因行使認股權證而發行的股份將與當時全部已發行股份享有同等權益。

本公司會徵求獨立股東授出特別授權，以配發及發行發售股份及行使認股權證而須發行的認股權證與股份。

上市規則的規定

建議公開發售會增加本公司已發行股本超過50%，因此根據上市規則第7.24(5)條，公開發售及發行認股權證須獲獨立股東在股東特別大會批准。

公開發售須待執行理事授出清洗豁免方可進行，而清洗豁免須獲獨立股東在股東特別大會以投票方式批准方可作實。

Vigor、與其一致行動人士、其聯繫人以及於包銷協議擁有權益或參與其中的人士不會在股東特別大會就批准公開發售、發行認股權證及清洗豁免等決議案投票。

建議授出特別授權以發行發售股份及認股權證與行使認股權證所須發行股份，須獲獨立股東在股東特別大會批准。

本公司已成立由勞偉安先生、劉紹基先生及張健先生組成的獨立董事委員會，以考慮公開發售、發行認股權證及清洗豁免的條款，並且向股東提出建議。本公司將委任獨立財務顧問，就公開發售、發行認股權證及清洗豁免等交易是否公平合理向本公司獨立董事委員會提供意見。本公司於委任獨立財務顧問後會另發公佈。

倘獲得獨立股東在股東特別大會批准公開發售、發行認股權證及清洗豁免，則會向聯交所申請發售股份、認股權證及因行使認股權證而發行的股份上市買賣。

載有(i)公開發售、(ii)發行認股權證、(iii)清洗豁免、(iv)建議授出發行發售股份及認股權證與行使認股權證所須發行股份的特別授權、(v)獨立董事委員會函件、(vi)獨立財務顧問函件及(vii)股東特別大會通告的通函，將會盡快寄予各股東。

載有公開發售及其他資料的章程文件，會盡快寄予合資格股東，而根據上市規則規定，預期於二零零八年一月二十二日或之前寄發。本公司亦會於二零零八年一月二十二日或之前向除外股東寄發章程，惟僅供參考。

恢復股份買賣

應本公司要求，股份自二零零七年十一月二十二日上午九時三十分起暫停在聯交所買賣，以待發出本公佈。本公司已申請於二零零七年十二月三日上午九時三十分起恢復股份買賣。

董事

於本公佈日期之董事如下：

執行董事：
莊舜而女士*（主席）*、王炳忠拿督和江木賢先生

獨立非執行董事：
勞偉安先生、劉紹基先生和張健先生

釋義

本公佈中，除文義另有所指外，以下詞語的涵義如下：

「聯繫人」	指	上市規則所定義者
「董事會」	指	董事會
「營業日」	指	香港持牌銀行在一般辦公時間全面公開營業的日子，不包括星期六、星期日，亦不包括在上午九時正至下午五時正任何時間香港懸掛8號或以上熱帶氣旋警告訊號或黑色暴雨警告訊號的日子
「本公司」	指	中國網絡資本有限公司，於百慕達註冊成立的有限公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「除外股東」	指	記錄日期營業時間結束時名列本公司股東名冊而其登記地址在香港以外的股東，且董事經查詢後認為基於有關地區的法律限制或當地監管機構或交易所規定，必須或應當不向其出售發售股份者
「執行理事」	指	證券及期貨事務監察委員會企業融資部執行理事或其授權者
「本集團」	指	本公司及其附屬公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「獨立股東」	指	Vigor、與其一致行動人士、其聯繫人以及於包銷協議擁有權益或參與其中的人士以外的股東
「不可撤回承諾」	指	包銷商於二零零七年十一月二十一日所發出有關認購本身配額的106,484,400股發售股份（相等於本公司已發行股本約38.56%）的不可撤回承諾

「截止接納時間」	指	二零零八年二月五日(或本公司與包銷商書面協定並且在章程文件列明為有關發售股份最後接納日期的其他日期)下午四時正
「最後終止時間」	指	緊接截止接納時間後第二個營業日下午四時正
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「發售股份」	指	根據公開發售按認購價配發及發行的276,183,547股本公司股份
「公開發售」	指	公開出售發售股份的建議,於記錄日期合資格股東每持有一股現有股份可獲一股發售股份
「寄發日期」	指	二零零八年一月二十二日(或本公司與包銷商書面同意的其他日期),即向合資格股東(及除外股東,惟僅供參考)寄發章程文件的日期
「章程」	指	本公司將向合資格股東發出的章程,載有(其中包括)公開發售的詳情
「章程文件」	指	有關公開發售的章程及申請表格
「合資格股東」	指	記錄日期營業時間結束時名列本公司股東名冊的股東,除外股東除外
「記錄日期」	指	二零零八年一月二十一日,即確定公開發售的股東配額日期
「證監會」	指	香港證券及期貨事務監察委員會
「股東特別大會」	指	約於二零零八年一月二十一日舉行的本公司股東特別大會,以考慮及酌情批准(其中包括)公開發售、發行認股權證、清洗豁免及授出特別授權
「股份」	指	本公司每股面值0.01港元的已發行普通股
「股東」	指	股份持有人

「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	發售股份的認購價，每股發售股份4.00港元
「收購守則」	指	香港公司收購及合併守則
「包銷商」	指	Vigor
「包銷協議」	指	本公司與包銷商於二零零七年十一月二十一日所訂立有關公開發售的包銷協議
「Vigor」	指	Vigor Online Offshore Limited，於英屬處女群島註冊的有限公司，為本公司的控權股東，其最終實益擁有人為莊舜而女士
「認股權證」	指	本公司將根據發行認股權證而發行的110,473,419份認股權證
「發行認股權證」	指	合資格股東成功認購每五股發售股份可獲發行兩份認股權證，其持有人可按暫定認購價每份認股權證8.00港元認購新股份
「清洗豁免」	指	根據收購守則第26條豁免附註1，豁免包銷商及與其一致行動人士因包銷協議及不可撤回承諾的交易而須根據收購守則第26條提出收購包銷商或與其一致行動人士未擁有或未同意收購的所有已發行股份的強制全面收購建議責任

代表董事會
中國網絡資本有限公司
主席
莊舜而

香港，二零零七年十一月三十日

「務請　閣下參考刊登於本公司網站www.irasia.com/listco/hk/colcapital/index.htm之本公佈電子版本。」

董事對本公佈所載內容（有關Vigor及與其一致行動人士的資料除外）的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見（有關Vigor及與其一致行動人士的意見除外）已經審慎周詳考慮，且無遺漏任何其他事實，致使本公佈內容有所誤導。

Vigor董事對本公佈所載內容（有關本集團的資料除外）的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見（有關本集團的意見除外）已經審慎周詳考慮，且無遺漏任何其他事實，致使本公佈內容有所誤導。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Reference is made to the announcement of COL Capital Limited dated 30 November 2007 (the "30 November Announcement") relating to, *inter alia*, the Proposed Open Offer, Warrant Issue, grant of Specific Mandate to issue the Shares and the Warrants and the application for granting of Whitewash Waiver. Terms defined in the 30 November Announcement shall have the same meanings when used in this announcement.

The Board is pleased to announce that Asia Investment Management Limited has been appointed as independent financial adviser in connection with the Proposed Open Offer, Warrant Issue, grant of Specific Mandate to issue the Shares and the Warrants and the application for granting of Whitewash Waiver and that the Independent Board Committee has approved such appointment.

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 5th December, 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong, and Mr. Kong Muk Yin being the Executive Directors; Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the Independent Non-Executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)

委任獨立財務顧問

謹請參閱中國網絡資本有限公司於二零零七年十一月三十日刊發有關建議公開發售、發行認股權證、授出發行股份及認股權證的特別授權、申請清洗豁免以及其他事項的公佈(「十一月三十日公佈」)。十一月三十日公佈已界定的詞語在本公佈中具有相同涵義。

董事會謹此宣佈，亞洲資產管理有限公司已獲委任為建議公開發售、發行認股權證、授出發行股份及認股權證的特別授權以及申請清洗豁免的獨立財務顧問，而該委任已獲獨立董事委員會批准。

代表董事會
中國網絡資本有限公司
主席
莊舜而

香港，二零零七年十二月五日

於本公佈日期，董事會由執行董事莊舜而女士(主席)、王炳忠拿督及江木賢先生，以及獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成。

董事對本公佈所載內容的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見已經審慎周詳考慮，且無遺漏任何其他事實，致使本公佈內容有所誤導。

* *僅供識別*



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DELAY IN DESPATCH OF CIRCULAR

(1) PROPOSED OPEN OFFER TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE

(2) PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES
(3) APPLICATION FOR GRANTING OF WHITEWASH WAIVER
AND
(4) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE THE SHARES AND THE WARRANTS

UNDERWRITER TO THE OPEN OFFER
VIGOR ONLINE OFFSHORE LIMITED

INDEPENDENT FINANCIAL ADVISER
TO THE INDEPENDENT BOARD COMMITTEE AND
THE INDEPENDENT SHAREHOLDERS

亞洲資產管理
ASIA INVESTMENT MANAGEMENT

ASIA INVESTMENT MANAGEMENT LIMITED

An application has been made to the SFC for a waiver from strict compliance with Rule 8.2 of the Takeovers Code for an extension of time for the despatch of the Circular to the Shareholders in relation to the proposed Open Offer, Warrant Issue, grant of Specific Mandate to issue the Shares and the Warrants and the application for granting of Whitewash Waiver no later than 4 January, 2008.

Reference is made to the announcement of the Company dated 30 November, 2007 (the "Announcement") in relation to, *inter alia*, the proposed Open Offer, Warrant Issue, grant of Specific Mandate to issue the Shares and the Warrants and the application for granting of Whitewash Waiver.

Unless otherwise defined, terms used herein shall have the same meanings as those defined in the Announcement.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 8.2 of the Takeovers Code, the Company is required to despatch a circular in relation to the subject transactions (the "Circular") to the Shareholders within 21 days after publication of the Announcement, i.e. on or before 21 December, 2007.

As additional time is required to finalise the information in the Circular, the Company has applied to the SFC for a waiver from strict compliance with Rule 8.2 of the Takeovers Code for an extension of time for despatch of the Circular to no later than 4 January, 2008.

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 21 December, 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong, and Mr. Kong Muk Yin being the Executive Directors; Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the Independent Non-Executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)

押後寄發通函

(1)建議按於記錄日期每持有一股股份可獲一股發售股份之基準向合資格股東公開發售

(2)建議每五股發售股份發行兩份認股權證
(3)申請清洗豁免
及
(4)建議授出發行股份及認股權證的特別授權

公開發售包銷商
VIGOR ONLINE OFFSHORE LIMITED

獨立董事委員會及獨立股東之獨立財務顧問


投亞
資洲

亞洲資產管理
ASIA INVESTMENT MANAGEMENT
亞洲資產管理有限公司

本公司已向證監會申請豁免嚴格遵守收購守則第8.2條，押後向股東寄發有關建議公開發售、發行認股權證、授出發行股份及認股權證的特別授權與申請清洗豁免的通函日期至不遲於二零零八年一月四日。

* *中文名稱僅供識別*

謹請參閱本公司於二零零七年十一月三十日刊發有關建議公開發售、發行認股權證、授出發行股份及認股權證的特別授權與申請清洗豁免的公佈（「該公佈」）。

除另有指明外，該公佈已界定的詞語在本公佈具有相同涵義。

押後寄發通函

根據收購守則第8.2條，本公司須於該公佈刊發後21日內，即二零零七年十二月二十一日或之前向股東寄發有關上述交易的通函（「通函」）。

由於需要額外時間落實通函資料，本公司已向證監會申請豁免嚴格遵守收購守則第8.2條，押後寄發通函的時間至不遲於二零零八年一月四日。

代表董事會
中國網絡資本有限公司
主席
莊舜而

香港，二零零七年十二月二十一日

於本公佈日期，執行董事為莊舜而女士（主席）、王炳忠拿督和江木賢先生，而獨立非執行董事為勞偉安先生、劉紹基先生和張健先生。

董事對本公佈所載內容的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見已經審慎周詳考慮，且無遺漏任何其他事實，致使本公佈內容有所誤導。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of COL Capital Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 21st January, 2008 at 10:00 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**, conditional upon (i) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked the listing of, and permission to deal in, the Offer Shares (as defined below), the Warrants (as defined below) and the Shares which may fall to be issued upon the exercise of the Warrants to be allotted and issued to the qualifying shareholders of the Company pursuant to the terms and conditions of the Open Offer (as defined below); (ii) the granting of the Whitewash Waiver (as defined below) by the executive director of the Corporate Finance Division of the Securities and Futures Commission; (iii) the registration and filing of all relevant documents relating to the Open Offer required by law to be registered or filed with the Registrar of Companies in Hong Kong; and (iv) the obligations of Vigor Online Offshore Limited (the "Underwriter") under the underwriting agreement dated 21st November, 2007 (the "Underwriting Agreement" including, if any, all supplemental agreements relating thereto) made between the Company and the Underwriter becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms thereof prior to 4:00 p.m. on the second business day after the date which is the latest time for

acceptance of, and payment for, the Offer Shares (as defined below), as set out in the circular dated 31st December, 2007 (the "Circular") despatched by the Company to the Shareholders (a copy of which has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification):

(a) the issue, by way of an open offer, of 276,183,547 new shares of par value of HK$0.01 each (the "Shares") in the issued share capital of the Company (the "Open Offer"), such 276,183,547 new Shares (the "Offer Shares") to be issued at a price of HK$4.00 per Offer Share (the "Subscription Price") to the Shareholders whose names appear on the register of members of the Company on the date by reference to which entitlements under the Open Offer will be determined (other than those Shareholders (the "Excluded Shareholders") with registered addresses outside Hong Kong and whom the board of directors of the Company (the "Directors"), after making relevant enquiry, considers their exclusion from the Open Offer to be necessary or expedient on account either of the legal restrictions under the laws of the relevant jurisdiction or any requirements of the relevant regulatory body or stock exchange in that jurisdiction) in the proportion of one Offer Share for every one Share then held and otherwise pursuant to and in accordance with the terms and conditions set out in the Circular be and is hereby approved;

(b) the issue of 110,473,419 warrants (the "Warrants") which entitle the holder thereto to subscribe for Shares at an initial price of HK$8.00 per Share (subject to adjustment), on the basis of two unit of subscription right for every five Offer Shares taken up (the "Warrant Issue") be and is hereby approved;

(c) the issue of 110,473,419 new Shares which fall to be issued upon the exercise of the Warrants pursuant to the Warrant Issue be and is hereby approved;

(d) (i) the Directors be and are hereby authorised to allot and issue the Offer Shares and the Warrants pursuant to or in connection with the Open Offer and the Warrant Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing Shareholders and, in particular, (ii) the Directors be and are hereby authorised to make such exclusions or other arrangements in relation to fractional entitlements or Excluded Shareholders as they may, at their absolute discretion, deem necessary or expedient or appropriate;

(e) the Underwriting Agreement, a copy of which has been produced at the Meeting marked "B" and signed by the chairman of the Meeting for identification purpose, be and is hereby approved, confirmed and ratified, and that all the transactions contemplated under the Underwriting Agreement be and are hereby approved, confirmed and ratified, and that the Directors be and are hereby authorised to do such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Underwriting Agreement;

(f) the waiver ("Whitewash Waiver") in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor") and the parties acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Open Offer be approved; and

(g) the Directors be and are hereby authorised to do all such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver."

2. "**THAT** subject to the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the Warrants either unconditionally or subject to such condition as may be reasonably acceptable to the Company, the Directors be and are hereby authorized to allot and issue up to a maximum of not more than 276,183,547 Offer Shares, 110,473,419 Warrants which entitle the holder thereto to subscribe for Shares at an initial price of HK$8.00 per Share (subject to adjustment) and 110,473,419 new Shares which fall to be issued upon the exercise of the Warrants pursuant to the Warrant Issue, to qualifying shareholders in accordance with the terms and conditions of the Open Offer be and are hereby approved, and the Directors be and are hereby authorized to do all such acts and things to sign and execute all such further documents and to take such steps as the Directors may in their discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the allotment and issue of the Offer Shares, the Warrants and new Shares which fall to be issued upon the exercise of the Warrants."

By Order of the Board,
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 31st December, 2007

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor and any of its concert parties (such term as defined under the Takeover Code) with a material interest in the Open Offer which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolutions.

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong, and Mr. Kong Muk Yin being the Executive Directors; Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the Independent Non-Executive Directors.



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:383)

股東特別大會通告

茲通告中國網絡資本有限公司(「本公司」)謹訂於二零零八年一月二十一日星期一上午十時正在香港灣仔港灣道1號香港會展廣場西南座皇朝會7樓會議廳舉行股東特別大會(「大會」),藉以考慮並酌情按普通決案投票規定通過以下決議案(不論有否修訂):

普通決議案

1. 「**動議**待於本公司發予股東日期為二零零七年十二月三十一日的通函(「通函」,其註有「A」字樣的副本已提呈大會,並經大會主席簽署以資識別)所載接受及支付發售股份(定義見下文)的最後日期後第二個營業日下午四時正前(i)香港聯合交易所有限公司(「聯交所」)上市委員會按照分配授出或同意授出及並無撤回或撤銷發售股份(定義見下文)、認股權證(定義見下文)及因行使根據公開發售(定義見下文)條款及條件將分配及發行予本公司合資格股東的認股權證而可能發行的股份上市及買賣;(ii)獲得證券及期貨事務監察委員會企業融資部執行理事授出清洗豁免(定義見下文);(iii)與法律規定須向香港公司註冊處註冊或存檔的公開發售有關之所有相關文件註冊及存檔;及(iv)根據本公司與包銷商於二零零七年十一月二十一日訂立的包銷協議(「包銷協議」包括(如有)所有相關補充協議)的Vigor Online Offshore Limited(「包銷商」)責任變成無條件,且並未根據包銷協議的條款予以終止後:

   (a) 批准以公開發售形式於本公司已發行股本中發行276,183,547股每股面值0.01港元的新股份(「股份」)(「公開發售」),按當時持有的每股股份可獲配發一股發售股份的比例及根據通函所載條款及條件的其他規定,以每股發售股份4.00港元的價格(「認購價」)向於釐定公開發售配額當日名列本公司股東名冊之股東(不包括該等登記地址於香港境外,及本公司董事會(「董事」)於作出相關查詢後認為基於有關司法權區之法例限制或該司法權區之相關監管機構或證券交易所之任何規定,將彼等豁除於公開發售範圍之外屬必須或合宜之股東(「除外股東」))發行該276,183,547股新股份(「發售股份」);

* *中文名稱僅供識別*

(b) 批准發行110,473,419份認股權證(「認股權證」),以授權持有人按每股8.00港元(可予調整)之初步認購價,按每認購五股發售股份可獲發兩份認股權證的基準認購股份(「發行認股權證」);

(c) 批准發行110,473,419股將於根據發行認股權證行使認股權證時發行的新股份;

(d) (i)授權董事分配及發行根據或就公開發售及發行認股權證發售股份及認股權證,儘管可能發售、配發或發行與現有股東比例不同之股份或認股權證,尤其是(ii)授權董事就零碎配額或除外股東作出彼等全權酌情認為必須、合宜或適當之有關豁除或其他安排;

(e) 批准、確認及追認包銷協議(其註有「B」字樣的副本已提呈大會,並經大會主席簽署以資識別),及批准、確認及追認所有包銷協議所涉交易,亦授權董事採取彼等認為對落實包銷協議或令包銷協議生效而言或與包銷協議有關屬必要、適宜或合宜之有關行動及簽署其他相關文件(不論有否修訂,及如有需要加蓋公司印鑑);

(f) 批准豁免(「清洗豁免」) Vigor Online Offshore Limited(「Vigor」)及與其一致行動人士(定義見收購守則)根據香港公司收購及合併守則(「收購守則」)就所有可能因公開發售完成而產生(惟有關豁免除外)的已發行股份授出強制全面收購建議的責任;及

(g) 授權董事採取彼等認為對落實包銷協議或令包銷協議生效而言或與公開發售、發行認股權證及清洗豁免有關屬必要、適宜或合宜之有關行動及簽署其他相關文件(不論有否修訂,及如有需要加蓋公司印鑑)。」

2. 「**動議**待聯交所上市委員會無條件或在達成本公司合理接納的條件後批准發售股份、認股權證及行使認股權證所發行的股份上市買賣後，授權及批准董事根據公開發售向合資格股東配發及發行不多於276,183,547股發售股份、110,473,419份認股權證（其持有人可暫定按每股股份8.00港元（或會調整）認購股份）及110,473,419股新股份（根據發行認股權證行使認股權證所發行的股份），並授權董事進行、簽署、訂立及採取其酌情認為對配發及發行發售股份、認購權證以及行使認股權證後所發行新股份之生效或與之有關的必須、適合、適宜或恰當的一切行動、事宜、其他文件及措施。」

承董事會命
中國網絡資本有限公司
公司秘書
馮靖文
謹啟

香港，二零零七年十二月三十一日

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及主要營業地點
香港
灣仔
駱克道333號
中國網絡中心47樓

附註：

1. 凡有權出席本公司大會或任何股份類別持有人大會並於會上投票之本公司股東均可委派他人作為受委代表，代其出席大會及於會上投票。受委代表毋須為本公司之股東。股東可委任多於一名代表代其出席同一大會。

2. 代表委任表格須由委任人或其正式書面授權之代表簽署。倘委任人為公司，則須加蓋公司印鑑或由公司高級職員或獲正式授權之代表簽署。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或續會（代表委任表格上各列之人士擬於會上投票）指定舉行時間四十八(48)小時前送達本公司於香港之股份過戶登記處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。倘未能如期送達，則代表委任表格將告失效。

4. 根據收購守則第32條及及第26條豁免附註1及購回守則第3.2條，Vigor與其擁有公開發售重大權益（有別於所有其他股東的權益）的任何一致行動人士（定義見收購守則）不得就以上普通決議案投票。

於本公佈日期，董事會包括執行董事莊舜而女士（主席）、王炳忠拿督和江木賢先生，以及獨立非執行董事勞偉安先生、劉紹基先生和張健先生。

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DESPATCH OF CIRCULAR

The circular containing information regarding, among other things, (i) the proposed Open Offer, the proposed issue of Warrants, the application of Whitewash Waiver and the proposed grant of specific mandate to issue the Shares and the Warrants; (ii) the letter from the independent board committee of the Directors; (iii) the letter from Asia Investment Management Limited to the independent board committee of the Directors and the Independent Shareholders; and (iv) a notice of SGM, will be despatched to the Shareholders on 31 December 2007.

Reference is made to the announcement (the "Announcement") of the Company dated 30 November 2007 in respect of, among other things, the proposed Open Offer, the proposed issue of Warrants, the application of Whitewash Waiver and the proposed grant of specific mandate to issue the Shares and the Warrants. Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as defined in the Announcement.

The circular containing information regarding, among other things, (i) the proposed Open Offer, the proposed issue of Warrants, the application of Whitewash Waiver and the proposed grant of specific mandate to issue the Shares and the Warrants; (ii) the letter from the independent board committee of the Directors; (iii) the letter from Asia Investment Management Limited to the independent board committee of the Directors and the Independent Shareholders; and (iv) a notice of SGM, will be despatched to the Shareholders on 31 December 2007.

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 31st December, 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong, and Mr. Kong Muk Yin being the Executive Directors; Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the Independent Non-Executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

本公佈僅供說明用途，並不屬於收購、購買或認購認券的邀請或要約。香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或倚賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

寄發通函

載有關於（其中包括）(i)建議公開發售、建議發行認股權證、申請清洗豁免及建議授出發行股份及認股權證的特別授權；(ii)獨立董事委員會函件；(iii)亞洲資產管理有限公司致獨立董事委員會及獨立股東的函件；及(iv)股東特別大會通告的通函將於二零零七年十二月三十一日寄發予各股東。

謹請參閱本公司於二零零七年十一月三十日刊發有關（其中包括）建議公開發售、建議發行認股權證、申請清洗豁免及建議授出發行股份及認股權證的特別授權的公佈（「該公佈」）。除另有指明外，該公佈已界定的詞語在本公佈具有相同涵義。

載有關於（其中包括）(i)建議公開發售、建議發行認股權證、申請清洗豁免及建議授出發行股份及認股權證的特別授權；(ii)獨立董事委員會函件；(iii)亞洲資產管理有限公司致獨立董事委員會及獨立股東的函件；及(iv)股東特別大會通告的通函將於二零零七年十二月三十一日寄發予各股東。

代表董事會
中國網絡資本有限公司
主席
莊舜而

香港，二零零七年十二月三十一日

* *中文名稱僅供識別*

於本公佈日期，董事會包括執行董事莊舜而女士(主席)、王炳忠拿督和江木賢先生，以及獨立非執行董事勞偉安先生、劉紹基先生和張健先生。

董事對本公佈所載內容的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見已經審慎周詳考慮，且無遺漏任何其他事實，致使本公佈內容有所誤導。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DISCLOSEABLE TRANSACTION

Reference is made to the announcements published by the Company on 28 November 2006 and 19 January 2007 respectively whereby Join Capital, a wholly-owned subsidiary of the Company, entered into the Loan Agreement and the Supplemental Loan Agreement with Extra Earn, Lin Xu Ming and Ding Ming Shan, pursuant to which Join Capital agreed to make available to Extra Earn the Extended Loan Facility up to US$15,000,000 (equivalent to approximately HK$117,000,000) for the working capital of Extra Earn in relation to the Project and Lin Xu Ming and Ding Ming Shan agreed to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage.

On 31 December 2007, Join Capital entered into the Second Loan Agreement with Extra Earn, pursuant to which Join Capital agreed to make available to Extra Earn the Second Loan Facility up to US$17,000,000 (equivalent to approximately HK$132,600,000) for repayment of the Extended Loan Facility, with Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn, agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Second Loan Agreement and the Second Share Mortgage. The Second Loan Facility was secured by a Second Share Mortgage executed by the shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

As the Consideration Ratio under Rule 14.06 of the Listing Rules in respect of the Second Loan Facility for the Company exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

A circular containing details of the Transaction will be despatched to the Shareholders as soon as practicable pursuant to the requirements of the Listing Rules.

THE LOAN AGREEMENT

Date:	31 December 2007	
Parties:	*Lender*	Join Capital
	Borrower	Extra Earn
	Guarantors	Lin Xu Ming and Ding Ming Shan
Loan Facility:	the Second Loan Facility	
Purpose of the Loan Facility:	for repayment of the Extended Loan Facility	
Terms of the Loan Facility:	the Second Loan Facility is available to Extra Earn for a term of 12 months from the date of the first drawdown being 31st December 2007 (the amount being drawn down on the date of the first drawdown was US$16,820,833, which is equivalent to HK$130,884,540). The loan together with the interest under the Second Loan Agreement is to be repaid on the day falling 12 months from the date of the first drawdown. Extra Earn shall pay interest on the loan at the rate of 10% per annum, which is the same interest rate charged under the Loan Agreement, and which rate was arrived at after arm's length negotiation between Join Capital and Extra Earn and reflects the normal commercial rate. Interest on the loan shall accrue from day to day and be calculated on the outstanding loan amount on the basis of a year of 360 days and the actual number of days elapsed. All of Extra Earn's liability for repayment of the loan together with interest under the Second Loan Agreement and the Second Share Mortgage is guaranteed and indemnified by Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn	

THE SECOND SHARE MORTGAGE

As a condition precedent to Join Capital agreeing to grant the Second Loan Facility pursuant to the terms of the Second Loan Agreement, shareholders of Extra Earn shall execute the Second Share Mortgage.

Pursuant to the terms of the Second Share Mortgage, shareholders of Extra Earn being the registered and beneficial owners of the Extra Earn Mortgaged Shares mortgage, charge and assign by way of first fixed mortgage the Extra Earn Mortgaged Shares to Join Capital as a continuing security for the due and punctual payment of the loan and interest and the due and punctual performance of all the obligations of Extra Earn contained in the Second Loan Agreement. Extra Earn's sole asset is its investment in a PRC wholly-owned foreign enterprise which principal business activity is property investment and development in relation to the Project, the Directors therefore considered that the value of the Extra Earn Mortgaged Shares is sufficient as the collateral to the Second Loan Facility. The Directors had further assessed the credit risk exposure of the Group in relation to entering into the Second Loan Agreement and considered that with the securities available the credit risk exposure is low.

REASONS FOR AND BENEFIT OF THE TRANSACTION

Join Capital is a licensed money lender. The provision of the Second Loan Facility is a transaction carried out as part of the ordinary and usual course of business activities of Join Capital, and the Second Loan Facility will provide interest income to Join Capital.

The Directors consider that the Second Loan Agreement and the Second Share Mortgage are being entered into on normal commercial terms and are fair and reasonable as far as the Shareholders as a whole are concerned.

The Directors also confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Extra Earn and its ultimate beneficial owners are independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules.

INFORMATION ON THE COMPANY

The Company

The principal business activity of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

Join Capital

Join Capital is principally engaged in the money lending business and holds a money lenders licence under the Money Lenders Ordinance.

INFORMATION ON THE BORROWER

Extra Earn

The principal business activity of Extra Earn is investment holding. The principal activity of Extra Earn's subsidiary is property investment and development.

GENERAL

As the Consideration Ratio under Rule 14.06 of the Listing Rules in respect of the Second Loan Facility for the Company exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under the Listing Rules.

A circular containing details of the Transaction will be despatched to the Shareholders as soon as practicable pursuant to the requirements of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Extended Loan Facility"	the extended loan facility granted by Join Capital to Extra Earn under the Supplemental Loan Agreement pursuant to which Join Capital agreed to extend the loan facility available to Extra Earn under the Loan Agreement from US$10,000,000 (equivalent to approximately HK$78,000,000) to US$15,000,000 (equivalent to approximately HK$117,000,000)
"Extra Earn"	Extra Earn Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Extra Earn Mortgaged Shares"	all the issued shares of Extra Earn
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Join Capital"	Join Capital Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited

"Loan Agreement"	a loan agreement dated 27 November 2006 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn in relation to the grant of a loan facility of US$10,000,000 (equivalent to approximately HK$78,000,000)
"PRC"	the Peoples' Republic of China
"Project"	the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC
"Second Loan Agreement"	a loan agreement dated 31 December 2007 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn
"Second Loan Facility"	a loan facility up to US$17,000,000 (equivalent to approximately HK$132,600,000) subject to and in accordance with the terms and conditions of the Second Loan Agreement
"Second Share Mortgage"	a share mortgage dated 31 December 2007 made by the shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Loan Agreement"	a supplemental loan agreement dated 16 January 2007 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn in relation to the grant of the Extended Loan Facility

"Transaction"	the granting of the Second Loan Facility under the Second Loan Agreement
"%"	per cent

By Order of the Board of
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 9 January 2008

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian.

"Please also refer to an electronic version of this announcement on the Company's website www.irasia.com/listco/hk/colcapital/index.htm"



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

須予披露交易

參閱本公司分別於二零零六年十一月二十八日及二零零七年一月十九日刊登有關本公司全資附屬公司邦盈與Extra Earn、林旭明及丁明山訂立貸款協議及補充貸款協議之公佈，根據該等協議，邦盈同意向Extra Earn提供最多15,000,000美元（約等於117,000,000港元）的增額備用貸款，作為Extra Earn的項目營運資金，而林旭明及丁明山同意就Extra Earn償還貸款協議、補充貸款協議及股份抵押的貸款及利息之全部責任向邦盈作出擔保及彌償保證。

於二零零七年十二月三十一日，邦盈與Extra Earn訂立第二貸款協議，據此，邦盈同意向Extra Earn提供最多17,000,000美元（約等於132,600,000港元）的第二備用貸款，用作償還增額備用貸款，而Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山同意就Extra Earn償還第二貸款協議及第二股份抵押的貸款及利息之全部責任向邦盈作出擔保及彌償保證。第二備用貸款以Extra Earn股東向邦盈抵押Extra Earn股份而簽立之第二股份抵押作擔保。

由於根據上市規則第14.06條規定計算本公司就第二備用貸款之代價比率超過5%但少於25%，故此根據上市規則第14章，交易屬於本公司的須予披露交易。

載有交易詳情的通函將遵照上市規則規定盡早寄發予股東。

* *中文名稱僅供識別*

貸款協議

日期： 二零零七年十二月三十一日

訂約方：

貸款人 邦盈

借款人 Extra Earn

擔保人 林旭明及丁明山

備用貸款： 第二備用貸款

備用貸款之目的： 用作償還增額備用貸款

備用貸款條款： 第二備用貸款將於首次提取日（二零零七年十二月三十一日（於首次提取日提款數額為16,820,833美元，相當於130,884,540港元））後十二個月內可供Extra Earn取用。第二貸款協議之貸款連同利息須於首次提取日期起計滿十二個月當日償還。Extra Earn須支付的貸款利息以年利率10厘（與貸款協議規定收取的利率相同）計算，且該利率由邦盈與Extra Earn公平磋商而定，符合一般商業息率水平。貸款利息將按一年360日根據實際已過日數計算之未償還貸款額每日累計。Extra Earn償還第二貸款協議及第二股份抵押的貸款及利息的全部責任由Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山作出擔保及彌償保證。

第二股份抵押

作為邦盈同意根據第二貸款協議條款授出第二備用貸款的先決條件，Extra Earn股東須簽立第二股份抵押。

根據第二股份抵押的條款，Extra Earn股東作為已抵押Extra Earn股份的登記及實益擁有人，以第一固定抵押權形式把已抵押Extra Earn股份按出、抵押及轉讓予邦盈，作為Extra Earn妥善準時償還貸款及利息以及妥善準時履行第二貸款協議所載Extra Earn所有責任之持續保證。Extra Earn的唯一資產是於一間主要從事關於項目的物業投資及開發的全外資中國企業的投資，故董事認為將已抵押Extra Earn股份作為第二備用貸款之抵押已足夠。董事亦已進一步評估本集團訂立第二貸款協議所涉信貸風險，並認為就已得之抵押品而言，信貸風險為低。

進行交易的理由及利益

邦盈為持牌放債人，所提供的第二備用貸款是邦盈日常業務過程中進行的交易，且第二備用貸款將為邦盈提供利息收入。

董事認為第二貸款協議及第二股份抵押均按一般商業條款訂立，對整體股東屬公平合理。

董事亦確認，經彼等作出一切合理查詢後所知、所悉及所信，Extra Earn及其最終實益擁有人皆為獨立第三方，與任何董事、本公司或其任何附屬公司之主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

本公司的資料

本公司

本公司的主要業務為投資控股，並透過其附屬公司從事證券買賣及投資、提供金融服務、物業投資以及策略性投資業務。

邦盈

邦盈主要從事放款業務，並持有放債人條例規定之放債人牌照。

借款人的資料

Extra Earn

Extra Earn的主要業務為投資控股。Extra Earn之附屬公司的主要業務為物業投資及發展。

一般事項

由於根據上市規則第14.06條規定計算本公司就第二備用貸款之代價比率超過5%但少於25%，故此根據上市規則，交易屬於本公司的須予披露交易。

載有交易詳情的通函將遵照上市規則規定盡早寄發予股東。

釋義

於本公佈內，除文義另有指明外，下列詞語具有以下涵義：

「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「增額備用貸款」	指	邦盈根據補充貸款協議向Extra Earn授出的增額備用貸款，邦盈據此同意為Extra Earn將貸款協議的備用貸款由10,000,000美元（約等於78,000,000港元）增至15,000,000美元（約等於117,000,000港元）
「Extra Earn」	指	Extra Earn Holdings Limited，一間於英屬處女群島註冊成立之有限公司
「已抵押Extra Earn股份」	指	Extra Earn之所有已發行股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	香港法定貨幣港元
「邦盈」	指	邦盈有限公司，一間於香港註冊成立之有限公司，並為本公司之間接全資附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「貸款協議」	指	邦盈、Extra Earn以及Extra Earn全部已發行股本最終實益擁有人林旭明及丁明山於二零零六年十一月二十七日就授出備用貸款10,000,000美元（約等於78,000,000港元）訂立之貸款協議
「中國」	指	中華人民共和國

「項目」	指	位於中國江蘇連雲港的「韓國工業城土地開發項目」
「第二貸款協議」	指	邦盈、Extra Earn與Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山於二零零七年十二月三十一日訂立之貸款協議
「第二備用貸款」	指	根據第二貸款協議的條款及條件授出最多17,000,000美元（約等於132,600,000港元）之備用貸款
「第二股份抵押」	指	Extra Earn股東於二零零七年十二月三十一日為邦盈就已抵押Extra Earn股份訂立之股份抵押
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「補充貸款協議」	指	邦盈、Extra Earn與Extra Earn全部已發行股本最終實益擁有人林旭明及丁明山於二零零七年一月十六日就授出增額備用貸款訂立之補充貸款協議
「交易」	指	根據第二貸款協議授出第二備用貸款
「%」	指	百分比

承董事會命
中國網絡資本有限公司
主席
莊舜而

香港，二零零八年一月九日

於本公佈日期，本公司執行董事為莊舜而女士（主席）、王炳忠拿督和江木賢先生，而本公司獨立非執行董事為勞偉安先生、劉紹基先生和張健先生。

「務請閣下垂注刊登於本公司網站www.irasia.com/listco/hk/colcapital/index.htm之本公佈電子版本。」



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

POLL RESULTS OF SPECIAL GENERAL MEETING HELD ON 21ST JANUARY 2008 AND DESPATCH OF PROSPECTUS

The Directors are pleased to announce that all the ordinary resolutions as set out in the notice of SGM were duly passed by Independent Shareholders by way of poll at the SGM held on 21st January, 2008.

The Whitewash Waiver has been approved by the Independent Shareholders at the SGM. Accordingly, no general offer will be required to be made by the Underwriter and parties acting in concert with it for all the Shares not already owned or agreed to be acquired by them as a result of fulfillment of the obligations under the Underwriting Agreement.

The Prospectus Documents containing further information regarding, among other things, the Open Offer, including information on dealing in and transfers and acceptances of the Offer Shares and other information in respect of the Group are expected to be despatched to the Qualifying Shareholders on 22nd January 2008. The Prospectus is also expected to be dispatched to the Excluded Shareholders, for their information only, on the same day.

References are made to the announcements of the Company dated 30th November, 2007 and 21st December, 2007, and the circular of the Company dated 31st December, 2007 (the "Circular") and the notice of SGM dated 31st December, 2007 (the "Notice") as set out in the Circular. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

POLL RESULTS OF THE SGM

The SGM was held on 21st January 2008 to consider the resolution approving, among other matters, the Open Offer, the Warrant Issue and the Whitewash Waiver. The Directors are pleased to announce that all the ordinary resolutions (the "Ordinary Resolutions") set out in the Notice continued in the Circular were duly passed by the Independent Shareholders by way of poll as more than 50% of the votes were cast in favour of the Ordinary Resolutions. The vote-taking at the SGM was scrutinized by the registrar of the Company, Tricor Tengis Limited.

As at the date of the SGM, the total number of Shares in issue was 276,183,547. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, each of the Underwriter and parties acting in concert with it, holding an aggregate of 106,484,400 Shares (representing approximately 38.56% of the entire issued share capital of the Company) had abstained from voting on each of the Ordinary Resolutions in accordance with the Listing Rules and the Takeovers Code respectively. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote on the Ordinary Resolutions at the SGM was 169,699,147 Shares, representing 61.44% of the total issued share capital of the Company. The actual number of Shares held by the Independent Shareholders who attended and were entitled to vote on the Ordinary Resolutions at the SGM was 51,988,600 Shares, representing 18.82% of the total issued share capital of the Company.

The poll results are as follows:

	Ordinary Resolutions	No. of Shares	
		For	**Against**
1.	To pass the Ordinary Resolution No. 1 as set out in the Notice.	51,961,600 99.95%	27,000 0.05%
2.	To pass the Ordinary Resolution No. 2 as set out in the Notice.	51,961,600 99.95%	27,000 0.05%

Accordingly, the Ordinary Resolutions were duly passed by way of poll at the SGM.

The Whitewash Waiver has been approved by the Independent Shareholders at the SGM. Accordingly, no general offer will be required to be made by the Underwriter and parties acting in concert with it for all the Shares not already owned or agreed to be acquired by them as a result of fulfillment of the obligations under the Underwriting Agreement.

Assuming no other Qualifying Shareholders take up their assured entitlements upon completion of the Open Offer and no warrants are exercised, the Underwriter will take up 169,699,147 Offer Shares and together with its entitlement of 106,484,400 Offer Shares and the 106,484,400 Shares it held prior to the Open Offer, the Underwriter and parties acting in concert with it will become interested in a maximum of 382,667,947 Shares, representing approximately 69.28% of the entire issued share capital of the Company immediately after completion of the Open Offer; and assuming no other Qualifying Shareholders take up their assured entitlements upon completion of the Open Offer and all the Warrants are exercised in full, the Underwriter will take up 169,699,147 Offer Shares and 67,879,659 Shares which fall to be issued upon exercise of the Warrants and together with its entitlement of 106,484,400 Offer Shares and 42,593,760 Shares which fall to be issued upon the exercise of the Warrants and the 106,484,400 Shares it held prior to the Open Offer, the Underwriter and parties acting in concert with it will become interested in a maximum of 493,141,366 Shares, representing approximately 74.40% of the entire issued share capital of the Company immediately after completion of the Open Offer and full exercise of the Warrants.

DESPATCH OF PROSPECTUS

The Prospectus Documents containing further information regarding, among other things, the Open Offer, including information on dealing in and transfers and acceptances of the Offer Shares and other information in respect of the Group are expected to be despatched to the Qualifying Shareholders on 22nd January 2008. The Prospectus is also expected to be dispatched to the Excluded Shareholders, for their information only, on the same day.

Qualifying Shareholders are reminded that the latest time for application and payment for Offer Shares is 4:00 p.m. on Tuesday, 5th February 2008.

WARNING OF THE RISK OF DEALING IN SHARES

If the Underwriter terminates the Underwriting Agreement, or the conditions of the Underwriting Agreement are not fulfilled, the Open Offer will not proceed.

Any Shareholder or other person dealing in Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any Shareholders or other persons contemplating selling or purchasing Shares who is in any doubt about his/her position is recommended to consult his/her own professional adviser.

By Order of the Board
COL Capital Limited
Dato' Wong Peng Chong
Executive Director

Hong Kong, 21st January, 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin being the executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the independent non-executive Directors:

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表明概不就因本公佈全部或任何部份內容而產生或倚賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

二零零八年一月二十一日舉行之股東特別大會投票結果 及 寄發章程

董事謹此公佈，所有股東特別大會通告所載的普通決議案已於二零零八年一月二十一日舉行的股東特別大會上以投票方式獲獨立股東正式通過。

清洗豁免已獲獨立股東於股東特別大會批准。因此，包銷商及與其一致行動人士根據包銷協議履行責任時毋須就彼等並無擁有或同意收購的全部股份提出全面收購。

載有關於(其中包括)公開發售詳情(包括買賣、轉讓及接納發售股份的資料及本集團其他資料)的章程文件預期於二零零八年一月二十二日寄予合資格股東。章程預期於同日寄予除外股東，惟僅供彼等參考。

謹請參閱本公司於二零零七年十一月三十日及二零零七年十二月二十一日刊發的公佈、本公司於二零零七年十二月三十一日刊發的通函(「通函」)以及載於該通函日期為二零零七年十二月三十一日的股東特別大會通告(「通告」)。除另有指明外，該通函已界定的詞語在本公佈具有相同涵義。

股東特別大會投票結果

股東特別大會於二零零八年一月二十一日舉行，以考慮有關批准(其中包括)公開發售、發行認股權證及清洗豁免的決議案。董事謹此公佈，通函隨附通告所載全部普通決議案(「普通決議案」)已獲過半數獨立股東以投票方式投票贊成後正式通過。本公司股份過戶登記處卓佳登捷時有限公司為股東特別大會的監票人。

* *中文名稱僅供識別*

於股東特別大會日期，已發行股份總數為276,183,547股股份。在作出一切合理查詢後，就董事所知、所悉及所信，各包銷商及與其一致行動人士合共持有106,484,400股股份，相當於本公司全部已發行股本約38.56%，而彼等已根據上市規則及收購守則放棄就各項普通決議案投票。因此，授權獨立股東出席股東特別大會並於會上就普通決議案投票的股份總數為169,699,147股股份，相當於本公司全部已發行股本61.44%。出席股東特別大會並於會上就普通決議案投票的獨立股東所持實際股份數目為51,988,600股股份，相當於本公司全部已發行股本18.82%。

投票結果如下：

	普通決議案	票數	
		贊成	反對
1.	通過通告所載第一項普通決議案	51,961,600 99.95%	27,000 0.05%
2.	通過通告所載第二項普通決議案	51,961,600 99.95%	27,000 0.05%

因此，普通決議案已於股東特別大會以投票方式正式通過。

清洗豁免已獲獨立股東於股東特別大會批准。因此，包銷商及與其一致行動人士根據包銷協議履行責任時毋須就彼等並無擁有或同意收購的全部股份提出全面收購。

假設並無其他合資格股東於公開發售完成後認購彼等的保證配額及並無行使認股權證，則包銷商將認購169,699,147股發售股份，連同彼的配額106,484,400股發售股份及於公開發售前持有的106,484,400股股份，包銷商及與其一致行動人士將擁有最多382,667,947股股份，相當於公開發售完成後當時本公司全部已發行股本約69.28%；而假設並無其他合資格股東於公開發售完成後認購彼等的保證配額及全數行使認股權證，則包銷商將認購169,699,147股發售股份，而行使認股權證將發行67,879,659股股份，連同彼的配額106,484,400股發售股份、行使認股權證將發行42,593,760股股份及於公開發售前持有的106,484,400股股份，包銷商及與其一致行動人士將擁有最多493,141,366股股份，相當於公開發售完成及全數行使認股權證後當時本公司全部已發行股本約74.40%。

寄發章程

載有關於(其中包括)公開發售詳情(包括買賣、轉讓及接納發售股份的資料及本集團其他資料)的章程文件預期於二零零八年一月二十二日寄予合資格股東。章程預期於同日寄予除外股東,惟僅供彼等參考。

合資格股東謹請注意,申請發售股份及支付有關款項的截止時間為二零零八年二月五日星期二下午四時正。

買賣股份的風險警告

倘包銷商終止包銷協議,或包銷協議的條件未能達成,則不會進行公開發售。

在公開發售所有條件獲達成前買賣股份的股東或其他人士會因此承擔公開發售未必成為無條件及未必進行的風險。有意買賣股份的股東或其他人士,如對本身情況有任何疑問,請徵詢本身之專業顧問意見。

承董事會命
中國網絡資本有限公司
執行董事
王炳忠拿督

香港,二零零八年一月二十一日

於本公佈日期,董事會包括執行董事莊舜而女士(主席)、王炳忠拿督和江木賢先生,以及獨立非執行董事勞偉安先生、劉紹基先生和張健先生。

董事對本公佈所載內容的準確性共同及個別承擔全部責任,且在作出一切合理查詢後確認,就彼等所知,本公佈所表達的意見已經審慎周詳考慮,且無遺漏任何其他事實,致使本公佈內容有所誤導。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

TERMINATION OF THE OPEN OFFER AND THE WARRANT ISSUE

The Open Offer closed for acceptance on Tuesday, 5th February 2008. The Open Offer is conditional upon, amongst other things, the obligations of Vigor under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated by either Vigor or the Company in accordance with the terms and conditions of the Underwriting Agreement.

Vigor has, after due consideration and consultation with the Company, given notice to the Company on 11th February 2008 to terminate the Underwriting Agreement in view of the recent change in market condition in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of Vigor, makes it impractical to proceed with the Open Offer. As a result, the Open Offer is terminated. As the Warrant Issue is conditional upon completion of the Open Offer, the Warrant Issue is also terminated.

Reference is made to the announcements of COL Capital Limited (the "Company") dated 30th November 2007 and 21st January 2008, the circular dated 31st December 2007, and the prospectus (the "Prospectus") dated 22nd January 2008. Unless otherwise defined herein, terms and expressions used in this announcement shall have the same meanings used in the Prospectus.

UNDERWRITING ARRANGEMENT

The Open Offer is conditional upon, amongst other things, the obligations of Vigor under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated by either Vigor or the Company in accordance with the terms and conditions of the Underwriting Agreement. If the Underwriting Agreement does not become unconditional or is terminated, the Open Offer will not proceed.

TERMINATION OF OPEN OFFER AND WARRANT ISSUE

Vigor has, after due consideration and consultation with the Company, given notice to the Company on 11th February 2008 to terminate the Underwriting Agreement in view of the recent change in market condition in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of Vigor, makes it impractical to proceed with the Open Offer. As a result, the Open Offer is terminated. As the Warrant Issue is conditional upon completion of the Open Offer, the Warrant Issue is also terminated.

No certificates for fully-paid Offer Shares and Warrants will be despatched and any moneys paid on application will be returned as soon as practicable.

RESOURCES

The Directors of the Company consider that the Company will have sufficient resources for its continuing operations and repayment of borrowings despite the termination of the Open Offer and the Warrant Issue. Further announcements will be made, if and when appropriate, to update investors about any proposed developments or investment projects.

As at the date of this announcement, Vigor and the parties acting in concert with it is interested in a total of 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:
Ms. Chong Sok Un *(Chairman)*, Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 11th February, 2008

"Please also refer to an electronic version of this announcement on the Company's website www.irasia.com/listco/hk/colcapital/index.htm"

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

終止公開發售及發行認股權證

公開發售已於二零零八年二月五日星期二截止接納申請。公開發售須待（其中包括）Vigor根據包銷協議的責任成為無條件，且Vigor及本公司並無根據包銷協議的條款及條件終止包銷協議後方可進行。

基於香港近期市況的轉變及本公司股價大幅波動，Vigor全權認為難以實際地進行公開發售，故經審慎考慮及與本公司磋商後，Vigor已於二零零八年二月十一日向本公司發出通知終止包銷協議。因此，公開發售已終止。由於發行認股權證須待公開發售完成後方可進行，故發行認股權證亦已終止。

謹請參閱中國網絡資本有限公司（「本公司」）二零零七年十一月三十日及二零零八年一月二十一日的公佈、二零零七年十二月三十一日的通函及二零零八年一月二十二日的章程（「章程」）。除文義另有所指外，章程已界定的詞語在本公佈中具有相同涵義。

包銷安排

公開發售須待（其中包括）Vigor根據包銷協議的責任成為無條件，且Vigor及本公司並無根據包銷協議的條款及條件終止包銷協議後方可進行。倘包銷協議未能成為無條件或遭終止，則不會進行公開發售。

* *中文名稱僅供識別*

終止公開發售及發行認股權證

基於香港近期市況的轉變及本公司股價大幅波動，Vigor全權認為難以實際地進行公開發售，故經審慎考慮及與本公司磋商後，Vigor已於二零零八年二月十一日向本公司發出通知終止包銷協議。因此，公開發售已終止。由於發行認股權證須待公開發售完成後方可進行，故發行認股權證亦已終止。

本公司不會寄發繳足發售股份的股票及認股權證，惟將可行地盡快退回已付申請股款。

資源

儘管公開發售及發行認股權證已終止，惟本公司董事認為本公司有充足資源應付持續營運所需及償還貸款。如有需要，本公司將適時另行發出公佈知會投資者有關任何建議發展或投資項目的最新資料。

於本公佈日期，Vigor及其一致行動人士持有合共106,484,400股股份，相當於本公司已發行股本約38.56%。

於本公佈日期，本公司董事會包括：

執行董事
莊舜而女士（*主席*）、王炳忠拿督和江木賢先生

獨立非執行董事
勞偉安先生、劉紹基先生和張健先生

代表董事會
中國網絡資本有限公司
主席
莊舜而

香港，二零零八年二月十一日

「務請　閣下參考刊登於本公司網站www.irasia.com/listco/hk/colcapital/index.htm之本公佈電子版本。」

董事對本公佈所載內容的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所知，本公佈所表達的意見已經審慎周詳考慮，且無遺漏任何其他事實，致使本公佈內容有所誤導。

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DISCLOSEABLE TRANSACTION INVOLVING ACQUISITION OF 40% SHARES IN PRINTRONICS ELECTRONICS LIMITED

1st August, 2007

CONTENTS

In this circular, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Acquisition"	the proposed acquisition of the Sale Shares by the Purchaser from the Vendor pursuant to the Agreement
"Agreement"	the sale and purchase agreement dated 11 July 2007 entered into among the Purchaser, the Vendor and the Guarantor in relation to the Acquisition
"associate"	having the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business day"	a day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for business
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms of the Agreement
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Guarantor"	Shougang Concord Technology Holdings Limited, a company incorporated in Hong Kong and the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 521)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	27th July, 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

DEFINITIONS

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lock-Up Period"	the period commencing from 16 May 2007 and ending on the day falling 12 months thereafter
"Printronics Electronics"	Printronics Electronics Limited, a company incorporated in Hong Kong which is beneficially wholly-owned by the Vendor
"Purchaser"/"Famous Mount"	Famous Mount Investments Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the People's Republic of China
"Sale Shares"	2 shares of HK$1.00 each in the share capital of Printronics Electronics, representing 40% of the entire issued share capital of Printronics Electronics
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	holders of the Shares
"Shares"	the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TPC"	Tianjin Printronics Circuit Corporation (天津普林電路股份有限公司), a company incorporated in the PRC with its shares being listed on the Shenzhen Stock Exchange
"TPC Shares"	a total of 41,319,704 fully paid up shares in TPC owned by Printronics Electronics
"Vendor"	Printronics Group Limited, a company incorporated in Hong Kong with its ultimate holding company being the Guarantor



COL Capital Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and Principal place of business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

1st August, 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION INVOLVING ACQUISITION OF 40% SHARES IN PRINTRONICS ELECTRONICS LIMITED

INTRODUCTION

On 12th July, 2007, the Company announced that Famous Mount, an indirect wholly-owned subsidiary of the Company, as the purchaser entered into the Agreement with Printronics Group Limited as the vendor for the acquisition of 40% of the entire issued share capital of Printronics Electronics for an aggregate consideration of HK$181,806,698 payable in cash from the Company's internal resources and/or borrowings.

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide the Shareholders with details of the terms of the Acquisition and other information in accordance with the requirements of the Listing Rules.

THE AGREEMENT

Date: 11 July 2007

Parties

Vendor:	Printronics Group Limited
Purchaser:	Famous Mount Investments Limited
Guarantor:	Shougang Concord Technology Holdings Limited

The Vendor is an investment holding company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owner are third parties independent of the Company and its subsidiaries and connected persons of the Company and its subsidiaries.

The Purchaser is an indirect wholly-owned subsidiary of the Company and an investment holding company.

The Guarantor is an ultimate holding company of the Vendor and its shares are listed on the Main Board of the Stock Exchange (Stock Code: 521).

Assets to be acquired

2 shares in Printronics Electronics, representing 40% of its entire issued share capital

Consideration

The aggregate consideration for the Acquisition is HK$181,806,698 which had been paid in cash upon Completion. The consideration was satisfied by the borrowings of the Group.

The consideration has been agreed by the parties after arm's length negotiations between the Purchaser and the Vendor by reference to the market value of TPC Shares owned by Printronics Electronics.

Based on the audited financial statement of Printronics Electronics for the year ended 31st December, 2006, the net asset value of Printronics Electronics was approximately HK$18,904,195. The audited loss before and after tax of Printronics Electronics for the years ended 31st December, 2005 and 31st December, 2006 were approximately HK$1,915,757 and HK$18,125, respectively.

Based on the management account of Printronics Electronics for the period from 1st January, 2007 to 30th June, 2007, the unaudited net asset value of Printronics Electronics as at 30th June, 2007 was approximately HK$18,898,454 and the unaudited loss of Printronics Electronics was approximately HK$5,741.

The profit before tax of TPC during the years ended 31st December, 2005 and 31st December, 2006 were approximately HK$36,118,000 and HK$71,190,000, respectively.

The profit after tax of TPC during the years ended 31st December, 2005 and 31st December, 2006 were approximately HK$31,755,000 and HK$63,410,000, respectively.

Immediately following Completion, Printronics Electronics will become an associate of the Company. The investment in Printronics Electronics by the Company will be accounted for in the books of the Company as an associated company by using the equity accounting method.

Conditions and Completion

Completion of the Acquisition shall take place on the fifth business day from the date of signing of the Agreement subject to the Vendor having delivered to the Purchaser upon Completion a legal opinion in form and substance satisfactory to the Purchaser by a practising lawyer in the PRC appointed by the Purchaser confirming, inter alia, (a) the due incorporation, valid and continued existence of TPC; and (b) that the transfer of the Sale Shares by the Vendor to the Purchaser will not in any respect constitute a breach of the lock-up undertaking by the Company during the Lock-Up Period as mentioned in the prospectus of TPC dated 23 April 2007 and relevant PRC law and the rules and regulations governing the listing of securities on the Shenzhen Stock Exchange.

Immediately following Completion, the Vendor and the Guarantor jointly and severally undertake to the Purchaser that they shall procure that the Purchaser can nominate such number of directors to the board of Printronics Electronics to the effect that the Purchaser can control 40% of board of Printronics Electronics.

The Acquisition was completed on 18th July, 2007.

INFORMATION ON PRINTRONICS ELECTRONICS AND TPC

Printronics Electronics was incorporated in Hong Kong on 11 December 1990 and its ultimate holding company is the Guarantor. It is an investment holding company and the registered and beneficial owner of TPC Shares, representing approximately 21.01% of the entire equity interest in the registered capital of TPC. To the best knowledge of the Directors having made all reasonable enquiries, save for investment in TPC Shares, Printronics Electronics has no other investments or subsidiaries as at the Latest Practicable Date.

TPC is a company incorporated in the PRC and its shares are listed as "A-Share" on the Shenzhen Stock Exchange (Stock Code: 002134). The principal business activity of TPC is manufacture and sale of printed circuit boards.

The market price of TPC Shares as at the Latest Practicable Date was RMB18.22 per share. The market capitalisation of TPC as at the Latest Practicable Date was approximately RMB3,583,506,000 and its net asset value as at 31st December, 2006 was approximately HK$235,408,000.

INFORMATION ON THE COMPANY

The principal business activity of the Company is investment holding and through its subsidiaries engages in the securities trading and investments, provision of financial services, property investment and strategic investment.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors consider that the Acquisition, if completed, will enable the Company to expand its existing core business in strategic investment.

The Directors (including the independent non-executive Directors) are of the view that the Acquisition is in the interest of the Group and the terms and conditions of the Acquisition are in normal commercial terms, which are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECT OF THE ACQUISITION

Following completion of the Acquisition, the non-current assets (i.e. interest in associates) and the current liabilities (i.e. borrowings) of the Group increase. As such, the net asset value of the Group remains unchanged. The Acquisition will not give rise to any immediate or material effect on the earnings of the Group.

IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

FURTHER INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

By Order of the Board
COL CAPITAL LIMITED
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	106,484,400 *(Note 1)*	–	106,484,400	38.54%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 Shares.

(2) The interests stated above represent long position.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un ("Ms. Chong")	Held by controlled corporation *(Note 1)*	106,484,400	38.54%
China Spirit Limited ("China Spirit")	Held by controlled corporation *(Note 1)*	106,484,400	38.54%
Vigor Online Offshore Limited ("Vigor Online)	Beneficial owner	106,484,400	38.54%
Mr. John Zwaanstra ("Mr. Zwaanstra")	Held by controlled corporation *(Note 2)*	16,628,000	6.02%
Penta Investment Advisers Limited ("Penta")	Investment Manager *(Note 3)*	16,628,000	6.02%

Notes:

1. As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 Shares under the SFO.

2. Mr. Zwaanstra has an interest in 100% of Penta. Accordingly, Mr. Zwaanstra is deemed to be interested in 16,628,000 Shares.

3. Penta has an interest in 16,628,000 Shares as an investment manager, and acts through its wholly-owned subsidiaries.

4. All interests stated above represent long positions.

3. SERVICE CONTRACT

As the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

5. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

6. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the head office and principal place of business in Hong Kong is at 47th Floor, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong.

(b) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of The Institute of Chartered Secretaries and Administrators.

(c) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(d) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(e) The Hong Kong branch share registrars of the Company is Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong.

(f) The English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）股份全部**售出或轉讓**，應立即將本通函送交買方或承讓人，或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

涉及收購
普林電子有限公司
40%股份之須予披露交易

* *中文名稱僅供識別*

二零零七年八月一日

目　錄

頁次

於本通函內，除文義另有說明外，下列詞彙之相應涵義載於右方：

「收購」	指	根據該協議建議由買方向賣方收購銷售股份
「該協議」	指	買方、賣方與擔保人就收購訂立日期為二零零七年七月十一日之買賣協議
「聯繫人士」	指	上市規則賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港銀行普遍對外照常營業之日子(星期六及星期日除外)
「本公司」	指	中國網絡資本有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	按照該協議之條款完成買賣銷售股份
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「擔保人」	指	首長科技集團有限公司，於香港註冊成立之公司，其股份於聯交所主板上市(股份代號：521)
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年七月二十七日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期

「上市規則」	指	聯交所證券上市規則
「禁售期」	指	由二零零七年五月十六日開始至滿十二個月後當日為止之期間
「普林電子」	指	普林電子有限公司,於香港註冊成立之公司,並由賣方實益全資擁有
「買方」/「Famous Mount」	指	Famous Mount Investments Limited,於英屬處女群島註冊成立之公司,並為本公司之間接全資附屬公司
「人民幣」	指	人民幣,中華人民共和國法定貨幣
「銷售股份」	指	普林電子股本中2股每股面值1.00港元之股份,佔普林電子全部已發行股本40%
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份持有人
「股份」	指	本公司股份
「聯交所」	指	香港聯合交易所有限公司
「普林電路」	指	天津普林電路股份有限公司,於中國註冊成立之公司,其股份在深圳證券交易所上市
「普林電路股份」	指	普林電子所擁有合共41,319,704股之普林電路繳足股款股份
「賣方」	指	普林集團有限公司,於香港註冊成立之公司,其最終控股公司為擔保人



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:383)

執行董事:
莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張 健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及
主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者:

涉及收購
普林電子有限公司
40%股份之須予披露交易

緒言

於二零零七年七月十二日,本公司已宣佈作為買方的本公司間接全資附屬公司Famous Mount已與作為賣方的普林集團有限公司訂立該協議,由本公司內部資源及/或貸款以現金支付181,806,698港元之總代價,收購40%普林電子之全部已發行股本。

收購構成上市規則第14章項下本公司之須予披露交易。

* *中文名稱僅供識別*

本通函旨在向股東提供有關收購之進一步詳情以及上市規則規定之其他資料。

該協議

日期: 二零零七年七月十一日

訂約方

賣方: 普林集團有限公司

買方: Famous Mount Investments Limited

擔保人: 首長科技集團有限公司

賣方為一間投資控股公司。就董事於作出一切合理查詢後所深知、得悉及確信,賣方及其最終實益擁有人均為獨立於本公司及其附屬公司及本公司及其附屬公司關連人士之第三方。

買方為本公司間接擁有之全資附屬公司,並為一間投資控股公司。

擔保人為賣方之最終控股公司,而其股份於聯交所主板上市(股份代號:521)。

將收購之資產

2股普林電子股份,佔其全部已發行股本之40%

代價

收購之總代價為181,806,698港元,已於完成時以現金支付。代價已由本集團借貸支付。

代價乃由訂約各方於買方及賣方按公平原則磋商後,參考普林電子所擁有之普林電路股份之市值釐訂。

根據普林電子於截至二零零六年十二月三十一日止年度之經審核財務報表所示，普林電子之資產淨值約為18,904,195港元。普林電子截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之經審核除稅前及除稅後虧損分別約為1,915,757港元及18,125港元。

根據普林電子由二零零七年一月一日起至二零零七年六月三十日止期間之管理賬目所示，普林電子於二零零七年六月三十日之未經審核資產淨值約為18,898,454港元，而普林電子之未經審核虧損約為5,741港元。

普林電路於截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之除稅前溢利分別約為36,118,000港元及71,190,000港元。

普林電路於截至二零零五年十二月三十一日止年度及截至二零零六年十二月三十一日止年度之除稅後溢利分別約為31,755,000港元及63,410,000港元。

緊隨完成後，普林電子將成為本公司之聯營公司。本公司於普林電子之投資將於本公司之賬目內以權益會計法入賬。

條件及完成

收購將於該協議簽立日期起計第五個營業日完成，惟賣方須於完成時向買方交付一份由買方指定之中國執業律師發出之法律意見（其形式及內容須為買方所滿意），確認（其中包括）(a)普林電路已妥為註冊成立、有效及持續存在；及(b)賣方向買方轉讓銷售股份於任何方面均不會導致本公司違反其於禁售期之禁售承諾（見普林電路日期為二零零七年四月二十三日之招股章程）、中國相關法律，以及深圳證券交易所之證券上市監管規則。

緊隨完成後，賣方及擔保人共同及個別向買方承諾，彼等將促成買方可提名足以控制普林電子董事會40%之董事人數進入普林電子董事會。

收購已於二零零七年七月十八日完成。

有關普林電子及普林電路之資料

普林電子乃於一九九零年十二月十一日在香港註冊成立，而其最終控股公司為擔保人。其為一間投資控股公司，並為普林電路股份之登記及實益擁有人，所持普林電路股份佔普林電路全部股本權益約21.01%。就董事於作出一切合理查詢後所深知，除於普林電路股份之投資外，於最後實際可行日期，普林電子並無其他投資或附屬公司。

普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A股」上市（股份代號：002134）。普林電路之主要業務為製造及銷售印刷電路板。

普林電路股份於最後實際可行日期之市價為每股股份人民幣18.22元。普林電路於最後實際可行日期之市值約為人民幣3,583,506,000元，而於二零零六年十二月三十一日之資產淨值約為235,408,000港元。

有關本公司之資料

本公司之主要業務為投資控股，及透過其附屬公司從事證券買賣及投資、提供金融服務、物業投資以及策略性投資。

進行收購之理由及得益

董事認為，倘收購得以完成，將可令本公司現有核心業務因策略性投資而得以擴展。

董事（包括獨立非執行董事）認為，收購符合本集團之利益，而收購之條款及條件乃一般商業條款，誠屬公平合理，並符合本公司及股東之整體利益。

收購之財務影響

於完成收購後，本集團之非流動資產（即於聯營公司之權益）及流動負債（即借貸）將增加。因此，本集團之資產淨值仍然保持不變。收購將不會對本集團之盈利產生任何直接或重大影響。

上市規則之含義

根據上市規則第14章，收購構成本公司一項須予披露交易。

附加資料

謹請　閣下垂注本通函附錄所載關於本公司之一般資料。

此　致

列位股東　台照

承董事會命
中國網絡資本有限公司
主席
莊舜而
謹啟

二零零七年八月一日

1. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函所表達之一切意見乃經審慎周詳考慮後始行發表，且本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 董事證券權益

(a) 董事權益

除下文所披露者外，於最後實際可行日期，董事及本公司高級行政人員，概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8部份（包括根據證券及期貨條例之規定被當作或視為擁有之權益及淡倉（如有））須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入證券及期貨條例之該等規定所述之登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份之百分比
莊舜而女士	–	106,484,400股 *(附註1)*	–	106,484,400股	38.54%

附註：

(1) 於最後實際可行日期，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）之全資附屬公司，持有106,484,400股股份。莊女士於China Spirit擁有100%實益權益，故被視為擁有106,484,400股股份之公司權益。

(2) 上述權益屬於好倉。

(b) 主要股東之權益

除下文所披露者外，據董事及本公司高級行政人員所知，於最後實際可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3部份之條文予以披露，或於最後實際可行日期直接及間接持有附帶可於所有情況下在本集團任何股東大會上投票權利之任何類別股本面值10%或以上之權益。

名稱	身份	所持股份數目	佔所有已發行股份之百分比
莊舜而女士（「莊女士」）	所控制的公司持有 *（附註1）*	106,484,400	38.54%
China Spirit Limited（「China Spirit」）	所控制的公司持有 *（附註1）*	106,484,400	38.54%
Vigor Online Offshore Limited（「Vigor Online」）	實益擁有人	106,484,400	38.54%
John Zwaanstra先生（「Zwaanstra先生」）	所控制的公司持有 *（附註2）*	16,628,000	6.02%
Penta Investment Advisers Limited（「Penta」）	投資經理 *（附註3）*	16,628,000	6.02%

附註：

1. 於最後實際可行日期，Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有106,484,400股股份之權益。

2. Zwaanstra先生於Penta擁有100%權益。因此，Zwaanstra先生被視為擁有16,628,000股股份之權益。

3. Penta作為投資經理於16,628,000股股份擁有權益，並透過其全資附屬公司行事。

4. 上述所有權益均指好倉。

3. 服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償(法定賠償除外)之任何現有或擬定服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼各自之聯繫人士概無被認為於足以或可能與本集團業務構成直接或間接競爭之業務中擁有任何權益。

5. 訴訟

(a) 於一九九八年十一月，nCube Corporation(「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」，前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」，前稱香港星光國際網絡有限公司)發出令狀，就指稱數碼電視向nCube購買兩套Media Cube 3000系統，提出索償約1,980,000美元(約相當於15,305,000港元)連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation(「Stellar One」)根據香港法例第32章公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元(約相當於8,983,000港元)之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五

月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁程序並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於財務報表中作出任何撥備。

除上文所指之事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或索償，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

6. 一般事項

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda，以及本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(b) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(c) 本公司之合資格會計師為江木賢先生。彼畢業於香港城市大學，持有商學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(d) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(e) 本公司之股份過戶登記處香港分處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(f) 本通函提供中、英文版本，但概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DISCLOSEABLE TRANSACTION

5th December, 2007

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings correspondingly ascribed below unless the context otherwise requires:

"Additional Limited Partner"	means a person who becomes a Limited Partner at a Closing subsequent to the First Closing or to the extent of its additional Commitment, a partner which increases its Commitment to the Partnership at a subsequent Closing
"Amended Agreement"	the amended and restated limited partnership agreement for the Fund dated 18th September, 2007 entered into between SHK Private Equity Managers Ltd. and the Limited Partners
"Announcement"	the announcement of the Company dated 15th November, 2007
"associates"	having the meaning ascribed to it under the Listing Rules
"Board"	the Board of Directors
"Business Day"	a day (other than a Saturday, Sunday or public holiday) when banks are open in Dublin and Hong Kong or such other day or days as the General Partner may determine from time to time, provided that where as a result of a number 8 typhoon signal, black rainstorm warning or other similar event, the period during which banks in Hong Kong are open on any day is reduced, such day shall not be a Business Day unless the General Partner determines otherwise
"Closing"	means any occasion upon which persons are admitted as Limited Partners to the Partnership
"Commitment"	in respect of each Partner the capital agreed to be contributed by that Partner
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 383)
"connected person"	having the meaning ascribed to it under the Listing Rules
"Contribution"	all monies contributed by a Partner to the Partnership, pursuant to a Drawdown Notice

"Directors"	the directors of the Company
"Drawdown Notice"	a written notice of not less than ten Business Days requesting payment issued by the General Partner to the Limited Partner for the purpose of funding of the Partnership
"Fund"	SHK Asian Opportunities Fund, L. P.
"General Partner"	SHK Private Equity Managers Ltd., an exempted company with limited liability, incorporated in the Cayman Islands (not licensed under the SFC) and is principally engaged in investments activities, or such other entity who is for the time being the general partner of the Partnership
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"HKAS"	the Hong Kong Accounting Standard issued by HKICPA
"HKICPA"	the Hong Kong Institute of Certified Public Accountants
"Initial Agreement"	an initial limited partnership agreement dated 6th March, 2007 entered into between the General Partner and the Initial Limited Partner in order to establish the Partnership
"Initial Limited Partner"	Campbell Nominees Limited
"Investment"	each investment acquired or proposed to be acquired by the Partnership or by a special purpose vehicle owned or controlled by the Partnership and any undertaking by the Partnership to make the same and any guarantee or undertaking given by the Partnership in connection with an investment but excluding any Short Term Investments

"Investment Adviser"	SHK Fund Management Limited, a company incorporated in Hong Kong and licensed by the SFC, and appointed by the Investment Manager to act as the Investment Adviser to provide investment advice in relation to the Fund
"Investment Manager"	SHK Alpha Managers Ltd., a company incorporated in the Cayman Islands and/or any Affiliate of such company appointed by the General Partner as Investment Manager to the Partnership
"Last Practicable Date"	30th November, 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Limited Partner"	any person which subscribes to the Amended Agreement as a limited partner and any person which is subsequently admitted to the Partnership as an Additional Limited Partner or Substitute Limited Partner
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange
"Management Fee"	the management fee to be paid by the Partnership to the General Partner
"Mission Time"	Mission Time Holdings Limited, an indirect wholly-owned subsidiary of the Company
"Partnership"	the SHK Fund, an exempted limited partnership established pursuant to the Initial Agreement as amended by the Amended Agreement under the Exempted Limited Partnership Law (2003 Revision) of the Cayman Islands
"PRC"	the People's Republic of China
"Shares"	ordinary shares of nominal value of HK$0.10 each in the issued share capital of the Company
"Shareholders"	the shareholders of the Company
"Short Term Investments"	pending the making of suitable Investments and distributions to invest the funds of the Partnership in government securities, money market funds, bank deposits and other similar investments determined by the General Partner to be of high credit quality

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	Mission Time subscribing for and agreeing to purchase limited partnership interests in the Fund with a Commitment
"Subscription Agreement"	the subscription agreement dated 14th November, 2007 entered into by Mission Time as the subscriber to subscribe for the limited partnership interests in the Fund
"Substitute Limited Partner"	means a person admitted as the successor to all or part of the rights and liabilities of a Limited Partner in respect of such Limited Partner's interest in the Partnership
"substantial shareholder"	having the meaning ascribed to it under the Listing Rules
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 under the Laws of Hong Kong)
"US"	the United States of America
"US$"	United States dollars, the lawful currency of the United States of America



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

5th December, 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 14th November, 2007, Mission Time (an indirect wholly-owned subsidiary of the Company) entered into the Subscription Agreement, pursuant to which Mission Time agreed to subscribe for the limited partnership interests in the Fund with commitment of up to US$20,000,000.00 (equivalent to approximately HK$156,000,000.00).

The transaction contemplated in the Subscription Agreement constitutes a discloseable transaction for the Company, on the basis that the calculation of each of the total assets ratio and consideration ratio is within the range of five per cent. and 25 per cent.

The purpose of this circular is to provide the Shareholders with details of the terms of the Subscription and other information in accordance with the requirements of the Listing Rules.

THE SUBSCRIPTION AGREEMENT

Date

14th November, 2007.

Parties

(1) Subscriber: Mission Time

(2) Fund: The Fund

To the best of the Directors' knowledge, the General Partner, the Initial Limited Partner, the Investment Manager, the Investment Advisor and their respective ultimate owners are independent third parties not connected with the Company, any of its subsidiaries or any of their respective associates, or any of the connected persons of the Company, any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Subscription

Mission Time subscribes for and agrees to purchase the limited partnership interest in the Fund.

Consideration

An aggregate commitment of up to US$20,000,000.00 (equivalent to approximately HK$156,000,000.00).

The Group will meet its Commitment and make its Contribution to the Fund by its internal resources and/or borrowings.

INFORMATION ABOUT THE COMPANY AND MISSION TIME

The Company

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business activity of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

Mission Time

Mission Time is a company incorporated in British Virgin Islands with limited liability. The principal business activity of Mission Time is investment holding. Mission Time is an indirect wholly-owned subsidiary of the Company.

INFORMATION ABOUT THE FUND

Fund Structure:	The Fund is structured as a Cayman Islands exempted limited partnership established pursuant to the Initial Agreement as amended by the Amended Agreement under the Exempted Limited Partnership Law (2003 Revision) of the Cayman Islands.
Total Commitment:	Total commitment of the Fund is US$100,000,000.00.
Investment Objective:	The principal investment objective of the Fund is to achieve capital growth through investment in a diverse portfolio of investments. The investment mandate of the Fund is highly flexible and investments might be made directly or indirectly in listed or unlisted shares, equity loan notes, other equity or debt instruments or physical assets. The geographical and sectorial diversification of the Fund's Investments will be within the discretion of the General Partner. The general guidelines for selecting investments by the Fund include, amongst others, a sound business model, strong management team, present or future earning power, with sound growing income stream, cash flow and reasonable valuation of pricing, etc.
Foreign Exchange Hedging Policy:	The General Partner may enter on behalf of the Fund into short sales, transaction contracts or other derivative contracts or instruments if such transactions are bona fide currency or interest rate hedging transactions in connection with acquisition, holding, financing, refinancing or disposition of investment.
Realisation of Investments:	The General Partner expects to realise the Fund's Investments through listing the Investment on stock exchanges in different countries including the PRC, Hong Kong and the US, and sales to corporate, individual or institutional investors.

Partners:	The General Partner is SHK Private Equity Management Ltd.. Each investor in the Fund will be a Limited Partner. The General Partner is responsible for the overall management and control of the Fund's affairs including its overall investment strategy and supervision of the Investment Manager and will have ultimate decision-making authority for the Fund.
Investment Manager and Investment Adviser:	SHK Alpha Managers Ltd and SHK Fund Management Limited.
Number of investors:	As advised by the General Partner, up to 15th November, 2007, there are a total of 8 investors in the Fund.
Drawdowns and Contribution to the Fund:	Each Limited Partner may be required to make Contribution, in proportion to its Commitment, to the Fund in such amount in cash as the General Partner may require. Drawdowns will be made generally on an as-needed basis, on giving not less than ten Business Days' written notice and in such amounts as the General Partner may in its discretion require to fund the acquisition of Investments, fees (including the Management Fee), expenses and other obligations of the Fund.
Distribution by the Fund:	Distributions from the Fund may be made at any time as determined by the General Partner. In general, net current income, including dividends and interest from the Investments will in the discretion of the General Partner be distributed annually.
Closings and Closing Adjustments:	The first closing of the Fund was on 14th November, 2007 (the "First Closing") with the possibility of one or more further closings for additional Commitments no later than nine months after the First Closing (each a "Subsequent Closing"), at the discretion of the General Partner. At Subsequent Closings, additional investors (or existing Limited Partners increasing their Commitments) admitted to the Fund at that Subsequent Closing will still be entitled to participate in that portion of the Investments made prior to their admission to the Fund. They will bear fees and expenses incurred by the Fund prior to their admission to the Fund as if they had been admitted, or their additional Commitment had been made, at the First Closing.

Investment Period:	Investments can be made by the Fund from the First Closing until the earliest of the followings: (a) the third anniversary of the First Closing; (b) when Commitments have been drawn down in full or committed to follow-on investments, or in the absolute discretion of the General Partner, when 15 per cent. or less of Commitments remain to be drawn; (c) the good faith determination of the General Partner that changes in applicable laws or regulations or business conditions makes termination of the Investment Period necessary or advisable in the interests of the Partners; and (d) the date upon which Limited Partners accounting for 75 per cent. of Limited Partners' Commitments to the Fund agree to terminate the Investment Period. Notwithstanding the above, the Investment Period may be extended for one (1) more year after the date on which the Investment Period expires if the expiry of the Investment Period is caused by (a) or (b) above.
Term of the Fund:	The Fund will have a term of five years from the First Closing and may be extended for up to two consecutive one-year periods after the fifth anniversary of the First Closing upon the prior consent of Limited Partners accounting for 50 per cent. of Limited Partners' Commitments to the Fund.

REASONS FOR THE SUBSCRIPTION

As a value investor, the Group is constantly reviewing and adjusting its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the PRC, Hong Kong and the Asia Pacific region to enhance value for its shareholders. The Directors consider that the Subscription is in line with the Company's investment strategy and represents a good opportunity for the Company to expand its strategic investment business by achieving capital growth through the Fund in making direct or indirect investments in listed or unlisted shares, equity loan notes, other equity or debt instruments or physical assets in different countries including Hong Kong, the PRC and the US.

Moreover, by tapping the expertise of the General Partner, the Investment Manager and Investment Advisor, the Company will be able to better capture the investment opportunities.

Having regard to the nature of and the benefits resulting from the Subscription, the Directors believe that the terms of the Subscription Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company taken as a whole.

The Fund will be held by the Group for strategic investment purpose and will be classified in the accounts as "Available for Sale Financial Assets" as defined under HKSA39 issued by HKICPA.

FINANCIAL EFFECT OF THE SUBSCRIPTION

Following completion of the Subscription, net asset value of the Company will remain unchanged as the increase in non-current assets will be off-set by the decrease in current assets or the increase in current or non-current liabilities. The Subscription will not give rise to any immediate or material effect on the earnings of the Company and the Group.

LISTING RULES IMPLICATIONS

The transaction contemplated in the Subscription Agreement constitutes a discloseable transaction for the Company, on the basis that the calculation of each of the total assets ratio and consideration ratio is within the range of five per cent. and 25 per cent.

ADDITIONAL INFORMATION

Your attention is drawn to the general information of the Company set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un ("Ms. Chong")	-	106,484,400 *(Note1)*	-	106,484,400	38.56%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 Shares.

(2) The interests stated above represented long position.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
China Spirit Limited	Held by controlled corporation *(Note1)*	106,484,400	38.56%
Vigor Online	Beneficial owner	106,484,400	38.56%
Mr. John Zwaanstra ("Mr. Zwaanstra")	Held by controlled corporation *(Note 2)*	25,051,000	9.07%
Penta Investment Advisers Limited ("Penta")	Investment Manager *(Note 3)*	25,051,000	9.07%

Note:

1. As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 Shares under the SFO.

2. Mr. Zwaanstra has an interest in 100% of Penta. Accordingly, Mr. Zwaanstra is deemed to be interested in 25,051,000 Shares.

3. Penta has an interest in 25,051,000 Shares as an investment manager, and acts through its wholly-owned subsidiaries.

4. All interests stated above represented long positions.

3. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

5. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress since then in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

6. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(c) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(d) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(e) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(f) The Hong Kong branch share registrar of the Company is Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong.

(g) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）股份全部**售出或轉讓**，應立即將本通函送交買方或承讓人、或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

須予披露交易

* 中文名稱僅供識別

二零零七年十二月五日

目　錄

頁次

於本通函內，除文義另有說明外，下列詞彙之相應涵義載於右方：

「額外有限責任合夥人」	指	於首次截止日期後之截止日期時成為有限責任合夥人之人士，或就其額外承擔而言，於其後截止日期增加其於合夥項目之承擔之合夥人
「經修訂協議」	指	SHK Private Equity Managers Ltd.與有限責任合夥人於二零零七年九月十八日就基金訂立之經修訂及重列有限夥伴協議
「該公佈」	指	本公司日期為二零零七年十一月十五日之公佈
「聯繫人士」	指	具有上市規則賦予之涵義
「董事會」	指	董事會
「營業日」	指	都柏林及香港銀行開門營業日子(不包括星期六、星期日或公眾假期)，或總合夥人可能不時釐定之其他日子，惟倘因8號颱風訊號、黑色暴雨警告或其他類似事件，令香港銀行於任何日子之營業期間縮短之任何日子均不可作為營業日，除非獲總合夥人另外釐定
「截止日期」	指	有關人士獲接納為合夥項目之有限責任合夥人之任何情況
「承擔」	指	就每位合夥人而言，該合夥人同意注資的資金
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：383)
「關連人士」	指	具有上市規則賦予之涵義
「注資」	指	根據提取通知，合夥人注資予合夥項目之所有款項

「董事」	指	本公司董事
「提取通知」	指	總合夥人就撥資合夥項目向有限責任合夥人發出不少於十個營業日之要求付款書面通知書
「基金」	指	SHK Asian Opportunities Fund, L. P.
「總合夥人」	指	SHK Private Equity Managers Ltd.，一間於開曼群島註冊成立之獲豁免有限責任公司(並非證監會持牌機構)，主要從事投資活動；或當時作為合夥項目之總合夥人之其他實體
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「香港會計準則」	指	香港會計師公會所頒佈之香港會計準則
「香港會計師公會」	指	香港會計師公會
「初期協議」	指	總合夥人與初期有限責任合夥人於二零零七年三月六日訂立之初期有限責任合夥人協議，以成立合夥項目
「初期有限責任合夥人」	指	Campbell Nominees Limited
「投資項目」	指	合夥項目或合夥項目擁有或控制之特設公司已收購或擬收購之各投資項目，以及合夥項目作出上述者之任何承諾及合夥項目就某一投資(但不包括短期投資)出具之任何擔保或承諾

「投資顧問」	指	SHK Fund Management Limited，一間於香港註冊成立之公司，已獲證監會發牌，並獲投資經理委任為投資顧問，以就基金提供投資意見
「投資經理」	指	SHK Alpha Managers Ltd.，一間於開曼群島註冊成立之公司及／或總合夥人委任作為合夥項目之投資經理之公司之任何聯繫公司
「最後可行日期」	指	二零零七年十一月三十日，本通函刊發前為確定其中所載若干資料之最後實際可行日期
「有限責任合夥人」	指	簽署經修訂協議以作為有限責任合夥人之任何有關人士及其後獲接納為額外有限責任合夥人或替補有限責任合夥人之任何有關人士
「上市規則」	指	聯交所證券上市規則
「管理費」	指	合夥項目將支付總合夥人之管理費
「Mission Time」	指	Mission Time Holdings Limited，本公司之間接全資附屬公司
「合夥項目」	指	SHK基金，根據初步協議（被經修訂協議所修訂）按照開曼群島獲豁免有限責任合夥業務法（二零零三年修訂）成立的獲豁免有限責任合夥業務
「中國」	指	中華人民共和國
「股份」	指	本公司已發行股本中每股面值0.10港元之普通股
「股東」	指	本公司股東
「短期投資」	指	有待作出之適當投資項目及分派，以投資合夥項目之資金於總合夥人釐定之具有高信貸質素之政府證券、貨幣市場基金、銀行存款及其他類似投資

「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	Mission Time以承擔認購及同意購買基金內之有限責任合夥人權益
「認購協議」	指	Mission Time(作為認購人)於二零零七年十一月十四日訂立之認購協議,以認購基金之有限責任合夥人權益
「替補有限責任合夥人」	指	就某一有限責任合夥人於合夥項目之權益而言,獲接納為該有限責任合夥人之全部或部份權利及責任之繼任人士
「主要股東」	指	具有上市規則所賦予之涵義
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「美國」	指	美利堅合眾國
「美元」	指	美元,美利堅合眾國法定貨幣



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:383)

執行董事:
莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張　健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及
主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者:

須予披露交易

緒言

於二零零七年十一月十四日,Mission Time(本公司之間接全資附屬公司)訂立認購協議,據此,Mission Time同意認購基金中之有限責任合夥項目權益,承擔金額最高為20,000,000.00美元(相當於約156,000,000.00港元)。

由於資產總值比率及代價比率各自之計算結果均介乎百分之五至百分之二十五之間,認購協議下擬進行之交易構成本公司之須予披露交易。

本通函旨在按上市規則之規定向股東提供有關認購事項條款之詳情及其他資料。

* *僅供識別*

認購協議

日期

二零零七年十一月十四日。

訂約方

(1) 認購人: Mission Time

(2) 基金: 基金

據董事所知悉，總合夥人、初期有限責任合夥人、投資經理、投資顧問及彼等各自之最終擁有人均為與本公司、其任何附屬公司或彼等任何聯繫人士、或本公司任何關連人士、彼等之附屬公司或彼等各自之聯繫人士(定義見上市規則)概無關連之獨立第三方。

認購事項

Mission Time認購及同意購入基金中有限責任合夥項目權益。

代價

總承擔金額最多20,000,000.00美元(相當於約156,000,000.00港元)。

本集團將履行其承擔，並以其內部資源及／或借貸向基金注資。

有關本公司及MISSION TIME之資料

本公司

本公司為一間在百慕達註冊成立的有限公司，其股份於聯交所主板上市。

本公司之主要業務為投資控股，及透過其附屬公司從事證券買賣及投資、提供金融服務、物業投資以及策略性投資。

Mission Time

Mission Time為一間於英屬處女群島註冊成立之有限責任公司。Mission Time之主要業務為投資控股。Mission Time為本公司間接全資附屬公司。

有關基金之資料

基金架構：	基金作為開曼群島獲豁免有限責任合夥業務法（二零零三年修訂）的獲豁免有限責任合夥業務組織，並根據初步協議（由經修訂協議所修訂）成立。
承擔總額：	基金承擔總額為100,000,000.00美元。
投資目標：	基金之主要投資目標為透過多元化之投資組合達致資本增長。 基金之投資授權極具彈性，並可直接或間接投資於上市及非上市股份、股權貸款票據、其他股權或債務工具或實物資產。基金投資之地區及地域多元化將由總合夥人酌情釐訂。 基金選擇投資之一般指引包括（其中包括）具備優良業務模式、強大之管理團隊、現時及將來之盈利能力、能有強大增長之收入來源、現金流量以及合理之價格估價等。
外匯對沖政策：	總合夥人可代表基金訂立短期銷售合約、交易合約或其他衍生合約或工具，惟該等合約須真正為就收購投資、持有投資、為投資融資或再融資或出售投資而進行貨幣或利率對沖交易。
投資變現：	總合夥人預期透過將投資於不同國家（包括中國、香港及美國）上市，以及將其銷售予公司、個人或機構投資者變現。

合夥人：	總合夥人為SHK Private Equity Management Ltd.。基金中各投資者將為有限責任合夥人。 總合夥人負責管理及控制整體基金事宜，包括全盤投資策略及監管投資經理，且對基金有最終決定權。
投資經理及投資顧問：	SHK Alpha Managers Ltd. 及SHK Fund Management Limited。
投資者數目：	據總合夥人告知，截至二零零七年十一月十五日止，基金共有八位投資者。
基金之提取及注資：	各有限責任合夥人或需根據總合夥人要求之金額，按其承擔比例以現金對基金注資。提取一般會視乎需要在發出不少於十個營業日之通知作出，所提取之金額為總合夥人酌情要求就撥付收購投資項目、費用（包括管理費）、開支及其他責任所需之資金。
基金分派：	基金可於總合夥人釐訂之任何時間作出分派。一般而言，總合夥人會酌情每年將流動收入淨額（包括投資項目之股息及利息）作出分派。
截止日期及截止日期調整：	基金之首個截止日期為二零零七年十一月十四日（「首次截止日期」），而總合夥人亦可能會因應額外承擔酌情再次或多次釐訂截止日期而不多於首次截止日期後九個月（各為「其後截止日期」），在其後截止日期申請基金之額外投資者（或加大彼等承擔金額之現有有限責任合夥人）將仍有權參與於彼等申請基金前所作出之投資項目部分，並承擔彼等於申請基金前產生之費用及開支，猶如彼等已於首次截止日期作出申請或加大彼等之承擔金額。

投資期間：

基金可於首次截止日期至下列最早發生之日期止期間作出投資：

(a) 首次截止日期起計三周年；

(b) 當承擔被悉數提取或已承諾作出投資，或於餘下可提取之承擔相等於或少於百分之十五時由總合夥人全權酌情決定；

(c) 總合夥人真誠地釐訂由於適用法例或規例或業務狀況之變動，導致終止投資期間對合夥人利益而言屬必要或明智；及

(d) 佔有限責任合夥人對基金之承擔百分之七十五之有限責任合夥人同意終止投資期間之當日。

儘管上文所述，倘投資期間因上文(a)項或(b)項而屆滿，則投資期間可於屆滿當日起計延長一(1)年。

基金之年期：

基金之年期將為由首次截止日期起計五年，並可在取得佔有限責任合夥人於基金之承擔百分之五十之有限責任合夥人事先同意之情況下，於首次截止日期起計五周年後最多連續兩次延長一年期間。

認購事項之原因

作為價值投資者，本集團會經常檢討並調整改良其投資策略及投資組合，亦會繼續尋求和物色中、港及亞太地區內價值被低估之投資及商機，以期提升股東之價值。董事認為，認購事項符合本公司之投資策略並為本公司擴展其策略投資業務之一大良機，可透過基金直接或間接投資不同國家（包括香港、中國及美國）之上市及非上市股份、股權貸款票據、其他股權或債務工具或實物資產達致資本增長。

再者，借助總合夥人、投資經理及投資顧問之專業知識，可增加本公司捕捉投資機遇之能力。

考慮到認購事項之性質及所帶來之得益，董事相信認購協議的條款為公平合理，並且符合本公司及本公司股東之整體利益。

基金將由本集團持作投略性投資，並將於賬目中分類為「可供銷售財務資產」（定義見香港會計師公會頒佈之香港會計準則第39號）。

認購事項之財務影響

於認購事項完成後，本公司之資產淨值將會維持不變，因非流動資產增加將會因流動資產減少或流動或非流動負債增加撇銷。認購事項將不會對本公司及本集團之盈利帶來任何即時或重大影響。

上市規則之含義

由於資產總值比率及代價比率各自之計算結果均介乎百分之五至百分之二十五之間，認購協議下擬進行之交易構成本公司之須予披露交易。

附加資料

務請　閣下垂注本通函附錄所載之一般資料。

此　致

列位股東　台照

承董事會命
中國網絡資本有限公司
主席
莊舜而
謹啟

二零零七年十二月五日

1. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之一切意見乃經審慎周詳考慮後始行發表，且本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 權益披露

(a) 董事權益

除下文所披露者外，於最後實際可行日期，董事及本公司高級行政人員，概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8部份（包括根據證券及期貨條例之規定被當作或視為擁有之權益及淡倉（如有））須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入證券及期貨條例之該等規定所述之登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份之百分比
莊舜而女士（「莊女士」）	–	106,484,400股 *(附註1)*	–	106,484,400股	38.56%

附註：

(1) 於最後實際可行日期，China Spirit Limited（「China Spirit」）之全資附屬公司Vigor Online Offshore Limited（「Vigor Online」）乃持有106,484,400股股份。莊女士於China Spirit擁有100%實益權益，故被視為擁有106,484,400股股份之公司權益。

(2) 上述權益屬於好倉。

(b) 主要股東之權益

除下文所披露者外，據董事及本公司高級行政人員所知，於最後實際可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3部份之條文予以披露，或於最後實際可行日期直接及間接持有附帶可於所有情況下在本集團任何股東大會上投票權利之任何類別股本面值10%或以上之權益。

名稱	身份	所持股份數目	佔所有已發行股份之百分比
莊舜而女士	所控制的公司持有 *(附註1)*	106,484,400	38.56%
China Spirit Limited	所控制的公司持有 *(附註1)*	106,484,400	38.56%
Vigor Online	實益擁有人	106,484,400	38.56%
John Zwaanstra先生（「Zwaanstra先生」）	所控制的公司持有 *(附註2)*	25,051,000	9.07%
Penta Investment Advisers Limited（「Penta」）	投資經理 *(附註3)*	25,051,000	9.07%

附註：

1. 於最後實際可行日期，Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有106,484,400股股份之權益。

2. Zwaanstra先生於Penta擁有100%權益。因此，Zwaanstra先生被視為擁有25,051,000股股份之權益。

3. Penta作為投資經理於25,051,000股股份擁有權益，並透過其全資附屬公司行事。

4. 上述所有權益均指好倉。

3. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償（法定賠償除外）之任何現有或擬定服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼各自之聯繫人士概無被認為於足以或可能與本集團業務構成直接或間接競爭之業務中擁有任何權益。

5. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約相當於15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟自該日起並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁程序並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於綜合財務報表中作出任何撥備。

除上文所指之事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或索償，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

6. 一般事項

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(c) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(d) 本公司之合資格會計師為江木賢先生。彼畢業於香港城市大學，持有商學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(e) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(f) 本公司之股份過戶登記處香港分處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(g) 本通函提供中、英文版本，倘有歧義，概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(1) PROPOSED OPEN OFFER TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE
(2) PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES
(3) APPLICATION FOR GRANTING OF WHITEWASH WAVIER, AND
(4) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE THE SHARES AND THE WARRANTS

UNDERWRITER TO THE OPEN OFFER
VIGOR ONLINE OFFSHORE LIMITED

INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS



亞洲資產管理
ASIA INVESTMENT MANAGEMENT

A letter from the Board is set out on pages 7 to 27 of this circular. A letter from the Independent Board Committee is set out on pages 28 to 29 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee on the Open Offer, the Warrant Issue and the Whitewash Waiver is set out on pages 30 to 45 of this circular.

Shareholders should note that the Shares will be dealt on an ex-entitlement basis commencing from Thursday, 10th January, 2008 and that dealings in such Shares may be subject to termination of the Underwriting Agreement or any of the conditions of the Underwriting Agreement not being fulfilled.

To qualify for the Open Offer, any transfer of Shares (with the relevant share certificates) must be lodged with the registrar of the Company Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration by 4:30 p.m. (Hong Kong time) on Friday, 11th January, 2008.

A notice convening the special general meeting of the Company (the "SGM") to be held at 10:00 a.m. on Monday, 21st January, 2008 at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong is set out on pages 153 to 156 of this circular. A form of proxy for use at the SGM is enclosed with this circular. Whether or not you are able to attend the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registrar of the Company, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting in person at the SGM or any adjournment thereof if they so wish.

Shareholders should note that Vigor shall have the absolute right, after reasonable consultation with the Company as the underwriter of the Open Offer in its sole and absolute discretion sees fit, by giving notice to the Company, if there develops, occurs or comes into force at any time at or before the Latest Time for Termination:–

(i) any breach, considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer, of any of the warranties or any of other provisions of the Underwriting Agreement; or

(ii) any matter which, had it arisen immediately before the date of the Prospectus and not having been disclosed in the Prospectus, would have constituted an omission considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer; or

(iii) any statement contained in the Prospectus, considered by Vigor in its absolute discretion to be material, is discovered to be or becomes untrue, incorrect or misleading in any respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the Underwriting Agreement; or

(v) any adverse change in the business or the financial or trading position of any member of the Group considered by Vigor in its absolute discretion to be material; or

(vi) any event or series of events, matter or circumstance concerning, relating to or resulting in:–

   (a) any change in local, national, international, financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong or any other relevant jurisdiction; or

   (b) the introduction of any new law or any material change in existing laws, rules or regulations, or any material change in the interpretation or application of such laws, rules or regulations by any court or other competent authority in Hong Kong or any other relevant jurisdiction; or

   (c) any event of force majeure affecting Hong Kong or any other relevant jurisdiction (including, without limitation, any act of God, fire, flood, explosion, war, strike, lock-out, civil commotion, interruption, riot, public disorder, act of government, economic sanction, epidemic, terrorism or escalation of hostilities involving Hong Kong or any other relevant jurisdiction); or

   (d) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

   (e) any prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong or any other relevant jurisdiction or affecting an investment in the Shares or the transfer or dividend payment in respect of the Shares; or

   (f) the imposition of any economic sanction, in whatever form, directly or indirectly, by or for the United States of America or by the European Union (or any of its members) on the People's Republic of China; or

   (g) any change in the system under which the value of Hong Kong dollars is pegged to that of the currency of the United States of America, considered by Vigor in its absolute discretion to be material; or

   (h) any change in the exchange rate between the United States dollars and Renminbi (the lawful currency of the People's Republic of China), or between Hong Kong dollars and Renminbi, considered by Vigor in its absolute discretion to be material; or

   (i) any litigation or claim of material importance being threatened or instigated against any member of the Group, or

   (j) any change in market conditions in Hong Kong (including without limitation suspension or material restriction or trading in securities);

   which, in the sole and absolute opinion of Vigor:–

   (1) is or will be, or is likely to be, materially adverse to the business, financial or other condition or prospects of the Group taken as a whole; or

   (2) has, or will have, or could be expected to have, a material adverse effect on the success of the Open Offer; or

   (3) makes it inadvisable, inexpedient or impractical to proceed with the Open Offer.

then and in any such case, Vigor in its reasonable discretion may (but will not be bound to), upon giving notice to the Company, terminate the Underwriting Agreement with immediate effect.

31st December 2007

CONTENTS

EXPECTED TIMETABLE

The expected timetable for the Open Offer is set out below:–

Last day of dealings in Shares on a cum-entitlement basis	Wednesday, 9th January, 2008
First day of dealings in Shares on an ex-entitlement basis	Thursday, 10th January, 2008
Latest time for lodging transfers of Shares to qualify for the Open Offer	4:30 p.m. on Friday, 11th January, 2008
Register of member closes	Monday, 14th January, 2008
Record Date	Monday, 21st January, 2008
Date of the SGM	Monday, 21st January, 2008
Announcement of results of SGM	Tuesday, 22nd January, 2008
Despatch of the Prospectus Documents	Tuesday, 22nd January, 2008
Register of members re-opens	Tuesday, 22nd January, 2008
Latest time for acceptance of, and payment for, the Offer Shares	4:00 p.m. on Tuesday, 5th February, 2008
Open Offer expected to become unconditional on or before	4:00 p.m. on Monday, 11th February, 2008
Announcement of results of the Open Offer to be posted on the website of the Stock Exchange on or before	Thursday, 14th February, 2008
Certificates for fully-paid Offer Shares and Warrants expected to be despatched on or before	Monday, 18th February, 2008
Dealings in fully-paid Offer Shares and the Warrants commence on or before	Wednesday, 20th February, 2008

Dates stated in this circular for events in the timetable are indicative only and may be extended or varied. Any changes to the expected timetable will be published in further announcements or notified to the Shareholders.

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR THE OFFER SHARES

The latest time for acceptance of, and payment for, the Offer Shares will not take place if there is:–

(i) a tropical cyclone warning signal number 8 or above; or

(ii) a "black" rainstorm warning:–

- in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on 5th February, 2008. Instead the latest time for acceptance of, and payment for, the Offer Shares will be extended to 5:00 p.m. on the same Business Day; or

- in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on 5th February, 2008. Instead the latest time for acceptance of, and payment for the Offer Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of, and payment for, the Offer Shares does not take place on 5th February, 2008, the dates mentioned in the expected timetable above may be affected. A press announcement will be made by the Company in such event.

In this circular, unless the context otherwise requires, the following expressions have the following meanings:–

"Announcement"	the announcement of the Company dated 30th November, 2007
"associate"	having the meaning ascribed to it under the Listing Rules
"Board"	Board of Directors
"Business Day"	a day (other than a Saturday and Sunday and days on which a tropical cyclone warning signal no. 8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours
"Bye-laws"	bye-laws of the Company
"CCASS"	The Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Excluded Shareholders"	the Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date and whose addresses as shown on such register are outside Hong Kong, where the Directors, after making enquiries, consider it necessary or expedient on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place not to offer the Offer Shares to such Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	an independent board committee of the Board comprising all the independent non-executive Directors, namely Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, formed for the purpose of advising the Independent Shareholders in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver
"Independent Shareholders"	Shareholders other than Vigor and the parties acting in concert with it, and its associates and those persons who were interested in or involved in the Underwriting Agreement
"Irrevocable Undertakings"	the irrevocable undertakings dated 21st November, 2007 given by the Underwriter to take up 106,484,400 Offer Shares, its entitlement, representing approximately 38.56 per cent. of the issued share capital of the Company
"Latest Acceptance Time"	4:00 p.m. on 5th February, 2008 (or such other date as may be agreed by the Company and the Underwriter in writing and specified in the Prospectus Documents as the last day for acceptance of the Offer Shares)
"Latest Practicable Date"	28th December, 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Latest Time for Termination"	4:00 p.m. on the second business day immediately following the Latest Acceptance Time
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Offer Shares"	276,183,547 Shares of the Company to be allotted and issued at the Subscription Price under the Open Offer

"Open Offer"	the proposed offer of the Offer Shares, by way of an open offer, on the basis of one Offer Share for every one Share held by the Qualifying Shareholders as at the Record Date
"Posting Date"	22nd January, 2008 (or such other date as may be agreed by the Company and the Underwriter in writing), being the day on which the Prospectus Documents are posted to the Qualifying Shareholders and, for information only, the Excluded Shareholders
"PRC"	the People's Republic of China
"Prospectus"	a prospectus to be issued by the Company to the Qualifying Shareholders, containing details of, amongst other things, the Open Offer
"Prospectus Documents"	the Prospectus and the application form in relation to the Open Offer
"Qualifying Shareholders"	the Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date, other than the Excluded Shareholders
"Record Date"	21st January, 2008, being the date for the determination of entitlements of the Shareholders under the Open Offer
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Shareholders of the Company to be convened on or about 21st January, 2008 for the purposes of considering and, if thought fit, approving, amongst other things, the Open Offer, the Warrant Issue, the Whitewash Waiver and the grant of the specific mandate
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price for the Offer Shares, being HK$4.00 per Offer Share
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriter"	Vigor
"Underwriting Agreement"	the underwriting agreement dated 21st November, 2007 entered into between the Company and the Underwriter in relation to the Open Offer
"Vigor"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability, and the controlling shareholder of the Company. Vigor is a wholly-owned subsidiary of China Spirit Limited which in turn is wholly owned by Ms. Chong Sok Un. The directors of China Spirit Limited are Chong Sok Un and Fong Ting. The ultimate beneficial owner of Vigor being Ms. Chong Sok Un and its directors are Chong Sok Un and Wong Peng Chong.
"Warrants"	110,473,419 warrants to be issued by the Company in respect of the Offer Shares under the Warrant Issue
"Warrant Issue"	the issue of two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders which will entitle the Warrant holder to subscribe for new Shares at an initial subscription price of HK$8.00 per Warrant
"Whitewash Waiver"	the waiver from the obligation of the Underwriter and parties acting in concert with it to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by the Underwriter or parties acting in concert with it under Rule 26 of the Takeovers Code, as a result of the transactions contemplated in the Underwriting Agreement and the Irrevocable Undertakings, pursuant to Note 1 on dispensations from Rule 26 of the Takeover Code



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

31st December, 2007

To the Qualifying Shareholders and,
for information only,
the Excluded Shareholders

Dear Sir or Madam,

(1) PROPOSED OPEN OFFER TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE
(2) PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES
(3) APPLICATION FOR GRANTING OF WHITEWASH WAVIER AND
(4) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE THE SHARES AND THE WARRANTS

INTRODUCTION

It was announced on 30th November, 2007 that the Company proposed to raise not less than approximately HK$1,104.7 million, before expenses, by issuing 276,183,547 Offer Shares by way of the Open Offer, at the Subscription Price of HK$4.00 per Offer Share, on the basis of one Offer Share for every one Share held as at the Record Date. As at the date of the Announcement, the issued share capital of the Company was 276,183,547 Shares.

The Open Offer is conditional upon fulfillment of the conditions set out in the section headed "Conditions of the Open Offer" below. In particular, the Open Offer is conditional upon, inter alia, (i) the passing of the resolutions by the Independent Shareholders at the SGM approving the Open Offer, the Warrant Issue and the Whitewash Waiver (by way of a poll); (ii) the Executive granting the Whitewash Waiver on or before the Posting Date; (iii) the Stock Exchange granting the listing of and the permission to deal in the Offer Shares; and (iv) the obligations of the Underwriters under the Underwriting Agreement not being terminated by the Underwriters in accordance with the terms of the Underwriting Agreement.

The Whitewash Waiver, the Warrant Issue and the Open Offer are subject to, among other things, the approval of the Independent Shareholders on a vote taken by way of a poll. Vigor and the parties acting in concert with it and those who are interested in, or involved in, the Underwriting Agreement and Whitewash Waiver shall abstain from voting on the resolutions to approve the Whitewash Waiver, the Warrant Issue and the Open Offer at the SGM.

The Independent Board Committee, comprising of Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver and to make a recommendation to the Independent Shareholders. Asia Management Investment Limited has been appointed with the approval by the Independent Board Committee as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions contemplated in the Open Offer, the Warrant Issue and the Whitewash Waiver.

The purpose of this circular is to provide the Shareholders with further details on, among other things, (i) the Open Offer, (ii) the Warrant Issue, (iii) the Whitewash Waiver, (iv) the grant of specific mandate to issue the Shares and the Warrants and (v) a notice to convene the SGM.

PROPOSED OPEN OFFER

On 21st November, 2007, the Company entered into the Underwriting Agreement with the Underwriter in respect of the Open Offer and further details of the Open Offer are set out below:–

Issue statistics

Basis of the Open Offer:	one Offer Share for every one Share held by the Qualifying Shareholders as at the Record Date
Subscription Price:	HK$4.00 per Offer Share
Number of Shares in issue as at the Latest Practicable Date:	276,183,547 Shares
Number of Offer Shares to be issued:	276,183,547 Offer Shares
Number of Offer Shares undertaken to be taken up by Vigor in the capacity of a Shareholder:	106,484,400 Offer Shares
Number of Offer Shares fully underwritten by Vigor as the Underwriter:	169,699,147 Offer Shares

The Company had no outstanding derivatives, options, warrants and conversion rights or other similar rights which are convertible or exchangeable into Shares as at the Latest Practicable Date.

TERMS OF THE OPEN OFFER

Subscription Price for the Offer Shares

The Subscription Price of HK$4.00 per Offer Share is payable in full upon application is made for the Offer Shares.

The Subscription Price represents:–

(i) a discount of approximately 38.93 per cent. to the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the last trading day, i.e. 21st November, 2007 of the Shares immediately before the date of the Announcement;

(ii) a discount of approximately 40.83 per cent. to the average closing price of HK$6.76 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before the date of the Announcement;

(iii) a discount of approximately 40.61 per cent. to the average closing price of HK$6.735 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares immediately before the date of the Announcement;

(iv) a discount of approximately 52.83 per cent. to the net asset value of HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December, 2006; and

(v) a discount of approximately 24.17 per cent. to the theoretical ex-entitlement price of approximately HK$5.275 per Share based on the closing price per Share as quoted on the Stock Exchange on the last trading day i.e. 21st November, 2007 of the Shares immediately before the date of the Announcement.

(vi) a discount of approximately 28.57% per cent. to the closing price of HK$5.6 per share as quoted on the Stock Exchange on the Latest Practicable Date.

Note: The theoretical ex-entitlement price is calculated based on the following formula:

$$\frac{(1 \text{ x closing price on 21st November, 2007}) + (1 \text{ x the Subscription Price})}{1 + 1}$$

The Subscription Price was determined with reference to the prevailing market prices of the Shares. The Directors (except the independent non-executive directors who will seek the advice from the independent financial advisor before forming their own views) consider the Subscription Price and the terms of the Open Offer to be fair and reasonable and in the interests of the Shareholders taken as a whole.

Qualifying Shareholders

The Open Offer is only available to the Qualifying Shareholders. The Company will dispatch (i) the Prospectus Documents to the Qualifying Shareholders; and (ii) the Prospectus, for information only, to the Excluded Shareholders. To qualify for the Open Offer, a Shareholder must be registered as a member of the Company as at the Record Date:

(i) be registered on the register of members of the Company; and

(ii) not being the Excluded Shareholders.

In order to be registered as a Shareholder as at the Record Date, all the transfer forms together with the relevant share certificates, must be lodged for registration with the Company's registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by no later than 4:30 p.m. (Hong Kong time) on 11th January, 2008 pursuant to the expected timetable of the Open Offer.

Closure of register of members

The register of members of the Company will be closed from 14th January, 2008 to 21st January, 2008, both days inclusive, to determine the eligibility for the Open Offer. No transfer of the Shares will be registered during this period.

No Application for excess Offer Shares

No Qualifying Shareholders will be entitled to apply for any of the Offer Shares which are in excess of their entitlements.

Pursuant to the Underwriting Agreement, Vigor has to take up the unsubscribed Offer Shares whilst other Shareholders cannot further participate in the Open Offer in excess of their entitlements. Given the terms of the Open Offer are structured with an intention to encourage the Qualifying Shareholders to take up their respective assured allotment of the Offer Shares (as the Subscription Price is set at a discount to the prevailing market price of the Shares which provides reasonable attractiveness to the Qualifying Shareholders), the Directors believe that a majority of the Qualifying Shareholders will apply and pay for their respective assured allotment of the Offer Shares with the Warrants. Therefore, the Offer Shares with the Warrants available for the excess application arrangement are expected to be minimal and the absence of an excess application arrangement may not be considered material to the Qualifying Shareholders. The Directors believe that the absence of the arrangement for the excess application is fair and reasonable and in the interest of the Independent Shareholders. There are no outstanding dividends or other distributions which has been declared.

Certificates for Offer Shares

Subject to the fulfillment (or waiver) of the conditions of the Open Offer set out in the section headed "Conditions of the Open Offer" below, certificates for all Offer Shares are expected to be posted on or before 18th February, 2008 to those who have applied and paid for the Offer Shares, at their own risk.

Application for Listing

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares. Dealings in the Offer Shares will be subject to the payment of stamp duty in Hong Kong.

Subject to the granting of listing of, and permission to deal in, the Offer Shares on the Stock Exchange, the Offer Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Fractions of Offer Shares

The Company will not issue fractions of Offer Shares. All fractions of Offer Shares will be aggregated and sold for the benefit of the Company.

Rights of the Excluded Shareholders

Since the Prospectus Documents have only been registered in Hong Kong and filed with the Registrar of Companies in Bermuda, the Company will send the Prospectus Documents to the Qualifying Shareholders provided they will not violate any of the relevant local laws, regulations and other requirements.

Having reviewed the register of members as at the Latest Practicable Date, the Company noted that 9 Shareholders maintained addresses located in the United Kingdom, Switzerland, Malaysia, Singapore, Germany, Koeln, Spain and Thailand. The Company has made enquiries with its legal advisers regarding the feasibility of extending the Open Offer to the overseas Shareholders, and based on which the Directors have determined that (i) it is expedient for the Open Offer to be offered to the overseas Shareholders in the United Kingdom, Malaysia, Switzerland, Singapore and Thailand, and (ii) it is inexpedient for the Open Offer to be offered to the overseas Shareholders in Germany, Koeln and Spain. Accordingly, the Open Offer will not be extended to the overseas Shareholders with registered addresses in Germany, Koeln and Spain and will be extended to overseas Shareholders with registered addresses in the United Kingdom, Malaysia, Switzerland, Singapore and Thailand.

The Company will send the Prospectus Documents to the Qualifying Shareholders, and, the Prospectus to the Excluded Shareholders for information only but no application forms will be sent to them.

UNDERWRITING ARRANGEMENTS

Underwriting Agreement

Date:	21st November, 2007
Underwriter:	Vigor
Number of Offer Shares underwritten:	169,699,147 Offer Shares out of a total of 276,183,547 Offer Shares, being Offer Shares other than the 106,484,400 Offer Shares to be subscribed by Vigor pursuant to the Irrevocable Undertakings
Commission:	no underwriting commission will be received by Vigor

Irrevocable Undertakings

As at the Latest Practicable Date, Vigor is directly or indirectly interested in 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company. Vigor is indirectly wholly-owned by Ms. Chong Sok Un, who is a director of Vigor and also the chairman of the Company. Pursuant to the Irrevocable Undertakings, Vigor has irrevocably undertaken to take up all its entitlements under the Open Offer, being 106,484,400 Offer Shares. Save for Vigor, no persons had irrevocably committed themselves to the Company to accept or reject the Offer Shares to which they are entitled under the Open Offer. No persons had irrevocably committed themselves to the Company to vote for or against the resolutions to be proposed at the SGM to approve the Open Offer and the Whitewash Waiver. None of the Directors intend, in respect of their own beneficial shareholdings to vote for or against the Open Offer and the Whitewash Waiver.

Underwriting Agreement

Pursuant to the Underwriting Agreement, Vigor has conditionally agreed to underwrite the balance of the Offer Shares not subscribed by the Shareholders on a fully underwritten basis, upon the terms and subject to the conditions of the Underwriting Agreement.

Termination of the Underwriting Agreement

Vigor shall have the absolute right, after reasonable consultation with the Company as the underwriter of the Open Offer in its sole and absolute discretion sees fit, by giving notice to the Company, if there develops, occurs or comes into force at any time at or before the Latest Time for Termination:–

(i) any breach, considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer, of any of the warranties or any of other provisions of the Underwriting Agreement; or

(ii) any matter which, had it arisen immediately before the date of the Prospectus and not having been disclosed in the Prospectus, would have constituted an omission considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer; or

(iii) any statement contained in the Prospectus, considered by Vigor in its absolute discretion to be material, is discovered to be or becomes untrue, incorrect or misleading in any respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the Underwriting Agreement; or

(v) any adverse change in the business or the financial or trading position of any member of the Group considered by Vigor in its absolute discretion to be material; or

(vi) any event or series of events, matter or circumstance concerning, relating to or resulting in:–

(a) any change in local, national, international, financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong or any other relevant jurisdiction; or

(b) the introduction of any new law or any material change in existing laws, rules or regulations, or any material change in the interpretation or application of such laws, rules or regulations by any court or other competent authority in Hong Kong or any other relevant jurisdiction; or

(c) any event of force majeure affecting Hong Kong or any other relevant jurisdiction (including, without limitation, any act of God, fire, flood, explosion, war, strike, lock-out, civil commotion, interruption, riot, public disorder, act of government, economic sanction, epidemic, terrorism or escalation of hostilities involving Hong Kong or any other relevant jurisdiction); or

(d) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

(e) any prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong or any other relevant jurisdiction or affecting an investment in the Shares or the transfer or dividend payment in respect of the Shares; or

(f) the imposition of any economic sanction, in whatever form, directly or indirectly, by or for the United States of America or by the European Union (or any of its members) on the People's Republic of China; or

(g) any change in the system under which the value of Hong Kong dollars is pegged to that of the currency of the United States of America, considered by Vigor in its absolute discretion to be material; or

(h) any change in the exchange rate between the United States dollars and Renminbi (the lawful currency of the People's Republic of China), or between Hong Kong dollars and Renminbi, considered by Vigor in its absolute discretion to be material; or

(i) any litigation or claim of material importance being threatened or instigated against any member of the Group; or

(j) any change in market conditions in Hong Kong (including without limitation suspension or material restriction or trading in securities);

which, in the sole and absolute opinion of Vigor:–

(1) is or will be, or is likely to be, materially adverse to the business, financial or other condition or prospects of the Group taken as a whole; or

(2) has, or will have, or could be expected to have, a material adverse effect on the success of the Open Offer; or

(3) makes it inadvisable, inexpedient or impractical to proceed with the Open Offer.

then and in any such case, Vigor in its reasonable discretion may (but will not be bound to), upon giving notice to the Company, terminate the Underwriting Agreement with immediate effect.

Except for all reasonable costs, fees, charges and expenses which may be incurred in connection with the Open Offer, upon the giving of notice of termination, all obligations of Vigor under the Underwriting Agreement will cease and no party will have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If Vigor exercises such right, the Open Offer will not proceed.

Conditions of the Underwriting Agreement

The Underwriting Agreement is subject to a number of conditions being fulfilled, including:–

(i) the Independent Shareholders passing resolutions at the SGM to approve the Open Offer, the Warrants Issue and the Whitewash Waiver by way of poll on or before the Posting Date;

(ii) the Executive granting the Whitewash Waiver;

(iii) one copy of each of the Prospectus Documents and other documents relating to the Open Offer being delivered to the Stock Exchange on or prior to the Posting Date;

(iv) four printed copies of each of the Prospectus Documents being delivered to Vigor on or before the Posting Date, each duly certified by two Directors (or by their attorneys duly authorised in writing) as having been approved by resolution of the Board;

(v) permission of the Bermuda Monetary Authority for the issue of the Offer Shares, if necessary, being obtained on or before the Posting Date;

(vi) the Registrar of Companies in Hong Kong registering the Prospectus Documents, together with all other consents and documents required to be endorsed on or attached to the Prospectus Documents, on or before the Posting Date;

(vii) the Prospectus Documents being filed with the Registrar of Companies in Bermuda on or about the Posting Date;

(viii) printed copies of each of the Prospectus Documents being posted to Qualifying Shareholders and printed copies of the Prospectus stamped "For information only" being posted to Excluded Shareholders, in each case, on the Posting Date;

(ix) the Listing Committee of the Stock Exchange granting (subject to allotment and other usual conditions) the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants on or before the Posting Date and not having withdrawn or revoked such listing and permission as at the Latest Acceptance Time;

(x) all necessary approvals and consents, if any, of all relevant governmental or regulatory authorities and other relevant third parties in Hong Kong, Bermuda, or elsewhere which are required or appropriate for the entering into and the implementation of the Underwriting Agreement having been given or obtained; and

(xi) compliance by the Company with its obligations at or before the Latest Acceptance Time.

In the event that any of the conditions (i) to (xi) (inclusive) has not been fulfilled (or waived by Vigor) on the respective dates mentioned in the Underwriting Agreement (or such other date as Vigor may agree with the Company), the Open Offer will lapse and will not proceed. In addition, conditions (i) and (ii) are not waivable.

CONDITIONS OF THE OPEN OFFER

The Open Offer is conditional upon, amongst other things, the obligations of Vigor under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated by either Vigor or the Company in accordance with the terms and conditions as referred to under the sub-section headed "Termination of the Underwriting Agreement" of the section headed "Underwriting Arrangements" above.

If the Underwriting Agreement does not become unconditional or is terminated, the Open Offer will not proceed. Shareholders and prospective investors of the Company are reminded to exercise extreme caution when dealing in the Shares.

THE WARRANT ISSUE

The Company also proposes to issue two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders. The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant. The issue of Warrants and the Shares falling to be issued upon the exercise of the Warrants is subject to the Independent Shareholders' approval.

Terms of the Warrants

Term:	three years from the date of issue
Denomination:	in the denomination of HK$8.00 each
Conversion right:	right for holders of the Warrants to convert all or any of their Warrants at any time during the conversion period into Shares (all fractions of Warrants will not be issued but will be aggregated and sold for the benefit of the Company)
Conversion period:	commencing on 20th February, 2008 and ending on 19th February, 2011
Initial conversion price:	HK$8.00 per Share
Transferability:	freely transferable
Trading board lot size:	4,000 units

Expected date of commence dealing: 20th February, 2008

Application for listing of, and permission to deal in, the Warrants and the Shares which fall to be issued upon exercise of the Warrants will be made to the Stock Exchange. The trading board lot of Warrants is 4,000 units.

The Company has no other warrants in issue as at the Latest Practicable Date.

Subject to the granting of listing of, and permission to deal in, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Based on 276,183,547 Offer Shares to be issued pursuant to the Open Offer, the total number of Warrants to be issued will be 110,473,419 warrants, entitling the holders to subscribe for the same number of the Shares, representing approximately 20 per cent. of the issued share capital of the Company at the time when the Warrants are issued and upon completion of the Open Offer.

The Directors confirm that the Company will ensure that there will be a minimum of 300 holders of the Warrants at the time the dealings of the Warrants commence on the Stock Exchange (i.e. 20th February, 2008) in accordance with the Listing Rules.

Subscription Price of Warrants

The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant.

The subscription price of HK$8.00 represents:–

(i) a premium of approximately 22.14 per cent. over the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the last trading day, i.e. 21st November, 2007, of the Shares immediately before the date of the Announcement;

(ii) a premium of approximately 18.34 per cent. over the average closing price of HK$6.76 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before the date of the Announcement;

(iii) a premium of approximately 18.78 per cent. over the average closing price of HK$6.735 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares immediately before the date of the Announcement;

(iv) a discount of approximately 5.66 per cent. to the net asset value of HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December 2006; and

(v) a premium of approximately 42.86 per cent. to the closing price of HK$5.6 per share as quoted on the Stock Exchange on the Latest Practicable Date.

The subscription price was determined with reference to the prevailing market prices of the Shares. The Directors (except the independent non-executive directors who will seek the advice from the independent financial advisor before forming their own views) consider the subscription price and the terms of the Warrants to be fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Certificates for Warrants

Subject to the fulfillment (or waiver) of the conditions of the Open Offer set out in the section headed "Conditions of the Open Offer" above, certificates for the Warrants are expected to be posted on or before 18th February, 2008 to those who have applied and paid for the Offer Shares, at their own risk.

The Warrant Issue is conditional upon completion of the Open Offer.

REASONS OF THE OPEN OFFER AND THE USE OF PROCEEDS

The Directors consider that the Open Offer provides a good opportunity for the Group to raise funds to strengthen its capital base and improve its financial position.

Upon the completion of the Open Offer, the estimated proceeds from the Open Offer will be approximately HK$1,104.7 million (before expenses). Other expenses mainly include legal fees to P. C. Woo & Co, accountants fees to Deloitte Touche Tohmatsu and printing expenses to A. Plus Financial Press Limited and the total amount for such expenses will be approximately HK$3 million. The estimated net proceeds from the Open Offer of approximately HK$1,101.7 million are intended to be applied by the Company for repayment of borrowings and for investment or to be entirely used for investment when opportunity arises. Currently, the Company has no investment project in contemplation.

The estimated expenses of the Open Offer of about HK$3 million will be borne by the Company.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES

Pursuant to the expected timetable, the Shares will be dealt with on an ex-entitlement basis from 10th January, 2008. If Vigor terminates the Underwriting Agreement, or any of the conditions of the Underwriting Agreement is not fulfilled (or waived by Vigor), the Open Offer will not proceed. Any person dealing in the Shares on an ex-entitlement basis will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Open Offer may not proceed.

Any Shareholder or other person contemplating selling or purchasing the Shares from now up to the day on which the Underwriting Agreement becomes unconditional, who is in any doubt about his/her position, is recommended to consult his/her own professional advisers.

Shareholders and prospective investors are reminded to exercise extreme caution when dealing in the Shares.

CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the changes in the shareholding structure of the Company arising from the Open Offer and the Warrant Issue:–

	As at the date of this Circular		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements and the Warrants exercised in full		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements and the Warrants exercised in full	
	Number of the Shares	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*
Vigor and the parties acting in concert with it	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
Public Shareholders	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
Total	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

Following the completion of the Open Offer and assuming the Warrant Issue are exercised in full, Vigor will continue to be the controlling shareholder of the Company if none of the Qualifying Shareholders is willing to take up his or her or its entitlements of such number of Offer Shares. As such, Vigor will own approximately as to 69.28 per cent. of the issued share capital of the Company as enlarged by the completion of the Open Offer and 74.40 per cent. of the issued share capital of the Company as enlarged by the completion of the Open Offer Issue and full exercise of the Warrants.

It is the intention of the Company to maintain the listing of the Shares on the Stock Exchange after the completion of the Open Offer and the Warrant Issue. Accordingly, the Company undertakes that it will take such appropriate steps as may be necessary or required to maintain or restore the minimum public float for the Shares at all times upon completion of the Open Offer and the Warrant Issue.

DEALINGS IN SHARES OF THE COMPANY DURING THE PAST SIX MONTHS PRIOR TO THE DATE OF THE ANNOUNCEMENT

During the period commencing on the date falling 6 months preceding the date of the Announcement up to and including the Latest Practicable Date, the Company repurchased a total of 2,776,000 of its own shares through on-market transactions on the Stock Exchange at a total purchase price of HK$16,500,170, the latest of which happened on 8th August 2007 where 36,000 Shares were purchased by the Company at an aggregate consideration of HK$237,670. These share repurchases have been reported to the Stock Exchange. The shares repurchased have been cancelled and the issued share capital of the Company was reduced by the nominal value thereof.

The repurchases of the Company's shares during the past six months were effected by the Company, pursuant to the general mandate approved by shareholders of the Company, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

A ruling dated 4th December 2007 has been granted by the Executive that the repurchases of the Company's shares were not disqualifying transactions for the purpose of section 3(a) of Schedule VI of the Takeovers Code.

Save as disclosed above, none of Vigor or parties acting in concert with it had dealt for value in the securities of the Company during the period commencing on the date falling 6 months preceding the date of the Announcement up to and including the Latest Practicable Date.

APPLICATION FOR GRANTING OF WHITEWASH WAIVER

As at the Latest Practicable Date, Vigor is interested in a total of 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company.

In the event that no Qualifying Shareholder (other than Vigor) takes up any Offer Shares under the Open Offer and assuming no Warrants are exercised on or before the Record Date, Vigor has agreed to take up 169,699,147 Offer Shares that are not subscribed for under the Open Offer pursuant to the Underwriting Agreement. Accordingly, the maximum underwriting commitment of the Offer Shares under the Open Offer by Vigor will result in the aggregate shareholding in the Company of Vigor and the parties acting in concert with it being increased from 38.56 per cent. of the existing issued share capital of the Company to 69.28 per cent. of the issued share capital of the Company as enlarged by the issue of Offer Shares and will trigger an obligation for Vigor and the parties acting in concert with it to make a mandatory offer under Rule 26 of the Takeovers Code for all the Shares issued by the Company not already held by it and the parties acting in concert with it. Save for the obligation arising from the underwriting of the Offer Shares under the Open Offer by Vigor, there is no other arrangement (whether by way of option, indemnity or otherwise) between the Company and Vigor in relation to the Shares or shares of Vigor and which might be material to the Open Offer and the Whitewash Waiver.

A formal application has been made by Vigor to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Executive has indicated that the Whitewash Waiver will be granted by the Executive subject to, among other things, the approval of the Independent Shareholders at the SGM by way of poll. Vigor and the parties acting in concert with it and its associates and those who were interested in, or involved in, the Underwriting Agreement and Whitewash Waiver will abstain from voting. It is a condition precedent to the completion of the Open Offer that the Whitewash Waiver is granted by the Executive. **If the Whitewash Waiver is not granted by the Executive or if the condition imposed thereon is not fulfilled, the Open Offer will not proceed.**

The Shareholders and potential investors of the Company should note that completion of the Underwriting Agreement is conditional and may or may not proceed. The Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

Investors should also be aware that, there is a possibility that, upon completion of the Open Offer, Vigor, acting as the Underwriter, together with its concert parties will result in holding greater than 50% shareholding in the Company. By then, Vigor and the persons acting in concert with it may increase the shareholdings without incurring further obligation of making mandatory general offers pursuant to Rule 26 of the Takeovers Code.

INFORMATION ON AND INTENTION OF VIGOR

Vigor, a company entirely and indirectly owned by Ms. Chong Sok Un who is a director of Vigor and also the chairman of the Company, being interested in 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company as at the date of the Latest Practicable Date.

It is the intention of Vigor that the Group will continue its current business and the Underwriter has no intention to make any major changes to its business including any redeployment of the fixed assets of the Company. It is the intention of Vigor to continue the employment of the employees of the Group.

PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE SHARES AND WARRANTS

The Company will issue the Offer Shares under the Open Offer and will issue the Warrants under the Warrant Issue. The Offer Shares and the Shares which fall to be issued upon exercise of the Warrants will rank pari passu with all the then existing issued the Shares.

The Company will seek the grant of a specific mandate from the Independent Shareholders to allot and issue the Offer Shares and to issue the Warrants and the Shares which fall to be issued upon exercise of the Warrants.

LISTING RULES IMPLICATIONS

The proposed Open Offer will increase the issued share capital of the Company by more than 50 per cent., and therefore the Open Offer and the Warrant Issue are subject to the approval of the Independent Shareholders at the SGM pursuant to Rule 7.24(5) of the Listing Rules.

The Open Offer is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM.

Vigor and the parties acting in concert with it and its associates and those who were interested in or involved in the Underwriting Agreement will abstain from voting on the resolutions at the SGM for approving the Open Offer, the Warrant Issue and the Whitewash Waiver.

The proposal for grant of specific mandate to issue the Offer Shares and the Warrants and the Shares which fall to be issued upon exercise of the Warrants are also subject to approval by the Independent Shareholders at the SGM.

Subject to the approval of the Open Offer, the Warrant Issue and the Whitewash Waiver by the Independent Shareholders at the SGM, application will be made to the Stock Exchange for the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the Warrants.

The Prospectus Documents, containing, amongst other things, information on the Open Offer, will be despatched to the Qualifying Shareholders as soon as practicable, and, in accordance with the requirements of the Listing Rules, is expected to be despatched on or before 22nd January, 2008. The Company will also send the Prospectus, for information only, to the Excluded Shareholders on or before 22nd January, 2008.

SGM

A notice convening the SGM is set out on pages 153 to 156 of this circular. Ordinary resolutions will be proposed to the Shareholders to consider and, if thought fit, to approve, amongst other things, (i) the Open Offer, (ii) the Warrant Issue, (iii) the Whitewash Waiver, and (iv) the proposal for the grant of specific mandate to issue Shares and Warrants.

A form of proxy for use at the SGM is enclosed with this circular. Whether or not you are able to attend the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registrar of the Company, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting in person at the SGM or any adjournment thereof if they so wish.

PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 70 of the Bye-laws of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

In relation to the Open Offer, the Warrant Issue and the Whitewash Waiver, Asia Investment Management Limited who has been appointed and approved by the Independent Board Committee as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver considers that the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned.

The Independent Board Committee, having taken into account the advice of Asia Investment Management Limited considers that the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to approve Open Offer, the Warrant Issue and the Whitewash Waiver to be proposed at the SGM.

Your attention is drawn to the letter from the Independent Board Committee on pages 28 to 29 of this circular and the letter from Asia Investment Management Limited set out on pages 30 to 45 of this circular.

The Board strongly advises the Independent Shareholders to read each of these letters and the Appendices before reaching a decision in respect of the resolutions to be proposed at the SGM.

The Shareholders and potential investors should be aware that the Open Offer is subject to the fulfillment of all of the Conditions and, therefore, it may or may not become unconditional. The Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

ADDITIONAL INFORMATION

The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

31st December 2007

To the Independent Shareholders

Dear Sir and Madam,

(1) PROPOSED OPEN OFFER TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE (2) PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES AND (3) APPLICATION FOR GRANTING OF WHITEWASH WAVIER

We refer to the letter from the Board set out on pages 7 to 27 of the circular dated 31st December 2007 (the "Circular") of which this letter forms part. Capitalised terms used herein shall have the same meanings as those defined in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Open Offer, the Warrant Issue and the Whitewash Waiver and to advise the Independent Shareholders as to whether or not it would be fair and reasonable and in the interests of the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Open Offer, the Warrant Issue and the Whitewash Waiver. Asia Investment Management Limited has been appointed as the independent financial adviser to advise the Independent Board Committee of the Company and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board and the letter of advice from Asia Investment Management Limited to the Independent Board Committee and the Independent Shareholders which contains its advice in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver as set out in the Circular.

Having taken into account the principal factors and reasons considered and the opinion given by Asia Investment Management Limited as stated in its letter of advice as set out on pages 30 to 45 of the Circular, we consider that the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver are fair and reasonable and the Open Offer, the Warrant Issue and the Whitewash Waiver are in the interests of the Company and the Independent Shareholders as a whole. We therefore recommend the Independent Shareholders to vote in favour of the respective ordinary resolutions approving the Open Offer, the Warrant Issue and the Whitewash Waiver to be proposed at the SGM.

Yours faithfully,
Independent Board Committee of COL Capital Limited

Mr. Lo Wai On
Independent non-executive Director

Mr. Lau Siu Ki
Independent non-executive Director

Mr. Zhang Jian
Independent non-executive Director

The following is the text of a letter to the Independent Board Committee from Asia Investment Management Limited ("AIM") in respect of the Open Offer, the Warrant Issue and the Whitewash Waiver prepared for the purpose of incorporation in this circular.



亞 洲 資 產 管 理
ASIA INVESTMENT MANAGEMENT
Asia Investment Management Limited
Unit B, 14/F, Vulcan House,
21-23 Leighton Road,
Causeway Bay, Hong Kong

31st December 2007

To the Independent Board Committee and
the Independent Shareholders

Dear Sirs,

(1) PROPOSED OPEN OFFER TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE (2) PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES AND (3) APPLICATION FOR GRANTING OF WHITEWASH WAIVER

INTRODUCTION

We refer to the circular dated 31st December 2007 (the "Circular") issued by the Company to the Shareholders of which this letter forms part and our appointment as independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the proposed Open Offer, the proposed Warrant Issue and the Whitewash Waiver, details of which are set out in the letter from the Board contained in the Circular ("Letter from the Board"). Capitalised terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

On 30th November 2007, the Company announced, amongst other things, that the Company proposed to raise not less than approximately HK$1,104.7 million, before expenses, by issuing 276,183,547 Offer Shares by way of the Open Offer to the Qualifying Shareholders, at the Subscription Price of HK$4.00 per Offer Share, on the basis of one Offer Share for every one Share held as at the Record Date and issue two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders. The Warrants will entitle their holders to subscribe for new Shares ("Warrant Shares") at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant ("Warrant Subscription Price"). A summary of the terms of Warrants is set out in Appendix III to the Circular. As at the Latest Practicable Date, the issued share capital of the Company is 276,183,547 Shares.

The Open Offer is conditional upon fulfillment of the conditions as set out in the Letter from the Board. It is fully underwritten by Vigor, the controlling Shareholder of the Company pursuant to the terms and conditions of the Underwriting Agreement. As at the date of the Underwriting Agreement, Vigor was interested in 106,484,400 Shares, representing approximately 38.56% of the issued share capital of the Company. Pursuant to the Irrevocable Undertakings, Vigor has irrevocably undertaken to take up all of its entitlements under the Open Offer, being 106,484,400 Offer Shares. In the event that Vigor is required to take up all 169,699,147 Offer Shares with 67,879,659 Warrants (being its underwritten commitment pursuant to the Underwriting Agreement), Vigor will be interested in a total of 382,667,947 Shares, representing approximately 69.28% of the issued share capital of the Company as enlarged by the issue of the Offer Shares (assuming the Warrants are not exercised) and 493,141,366 Shares which represents approximately 74.40% of the issued share capital of the Company as enlarged by the issue of the Offer Shares and the Warrant Shares (assuming the Warrants are fully exercised).

In light of the above and pursuant to Rule 26 of the Takeovers Code, Vigor and parties acting in concert with it will then be obliged to make a mandatory general offer for all the Shares issued by the Company not already owned by it and parties acting in concert with it.

An application has been made to the Executive by Vigor for the Whitewash Waiver pursuant to Note 1 in dispensation per Rule 26 of the Takeovers Code. The Executive has indicated that subject to the approval of the Independent Shareholders taken by way of poll at the SGM, it will grant the Whitewash Waiver. It is one of the conditions of the Underwriting Agreement that the Whitewash Waiver be obtained. If the Whitewash Waiver is not granted by the Executive and if the condition imposed thereon is not approved by the Independent Shareholders, the Underwriting Agreement will not become unconditional and the Open Offer will not proceed.

By virtue of Vigor's interest in the Underwriting Agreement, Vigor and their respective associates and parties acting in concert with it will be required to abstain from voting at the SGM to approve, amongst other things, the Open Offer, the Warrant Issue and the Whitewash Waiver. Save for the obligation arising from the underwriting of the Offer Shares under the Open Offer by Vigor, there is no other arrangement (whether by way of option, indemnity or otherwise) between the Company and Vigor in relation to the Shares or shares of Vigor and which might be material to the Open Offer and the Whitewash Waiver.

The Company will seek the grant of a specific mandate from the Independent Shareholders to allot and issue the Offer Shares and to issue the Warrants and the Shares which fall to be issued upon exercise of the Warrants (the "Specific Mandate").

The Independent Board Committee, comprising all independent non-executive Directors including Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver and to give advice and recommendation to the Independent Shareholders. Each of the members of the Independent Board Committee confirmed that they have no conflict of interest in the relevant transactions and are eligible to be members of the Independent Board Committee.

AIM has been engaged to advise the Independent Board Committee as to whether the Open Offer, the Warrant Issue and the Whitewash Waiver are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, and advise the Independent Shareholders on how to vote in relation to the above transactions.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have reviewed, inter alia, the Circular and the financial information relating to the Group. We have also reviewed certain information provided by the management of the Company relating to the operations, financial condition and prospects of the Group. We have also (i) considered such other information, analyses and market data which we deemed relevant; and (ii) conducted verbal discussions with the management of the Company regarding the financials, businesses and future outlook of the Group. We have assumed that such information and statements, and any representation made to us, are true, accurate and complete in all material respects as of the date hereof and we have relied upon them in formulating our opinion.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular, the omission of which would make any statement in this Circular misleading. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion. We consider that we have been provided with, and we have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view regarding the terms of, and reasons for, the Open Offer, the Warrant Issue and the Whitewash Waiver and to justify reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis of our opinion. We have no reasons to suspect that any material information has been withheld by the Directors or management of the Company, or is misleading, untrue or inaccurate. We have not, however, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on financial, economic, market and other conditions in effect, and the information made available to us, at the Latest Practicable Date.

PRINCIPAL FACTORS AND REASONS CONSIDERED FOR THE OPEN OFFER, THE WARRANT ISSUE AND THE WHITEWASH WAIVER

In arriving at our opinion and recommendation in respect of the Open Offer, the Warrant Issue and the Whitewash Waiver, we have considered the following principal factors and reasons:

I. Background information and prospect of the Group

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange. The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

For the financial year ended 31st December 2006 and the six months ended 30th June 2007, the Group recorded a revenue of approximately HK$1,229.8 million and HK$1,115.7 million respectively. Profit attributable to Shareholders for the financial year ended 31st December 2006 and for the six months ended 30th June 2007 was approximately HK$772.5 million and HK$528.4 million respectively. Notwithstanding the growth in turnover, the profit of the Group for the period ended 30th June 2007 dropped approximately 12.43% from approximately HK$603.4 million for the six months ended 30th June 2006 as a result of, amongst other things, decreases in dividend income from listed investments and net gain on investments, and increase in finance costs. Following the upward trend of 2006, the

global financial markets continued to rally in the first half of 2007 and amidst this buoyant investor sentiment, the Group took the opportunity to realise part of its trading portfolio of listed shares, including shares of Allied Group Limited and Mulpha International Limited. However, the concerns over the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency may lead to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession in the US market. The markets in Hong Kong, China and the Asia Pacific region where the Group focuses its activities are likely to be affected. The Group will have a very challenging year ahead if it is to sustain or outperform previous results.

As at 30th June 2007, the unaudited current liabilities and net assets of the Group amounted to approximately HK$668.8 million and HK$2,989.7 million respectively. As a continuous effort to improve its financial performance, the Group has undertaken a series of transactions including (i) terminating the mobile handset distribution business, which had persistently showed losses in recent years, as disclosed in the interim report for the period ended 30th June 2007; (ii) acquiring approximately 17% of the issued share capital of Shanghai Allied Cement Limited in June 2007, which subsequently entered into a conditional agreement to purchase a company engaged in the business of gold mining in China in September 2007; (iii) acquiring 40% of the issued share capital of Printronics Electronics Limited in July 2007 which involves in the businesses of the sales of printed circuit boards; and (iv) agreeing to subscribe for the limited partnership interests in the SHK Asian Opportunities Fund with commitment of up to US$20 million (equivalent to approximately HK$156 million). The Group currently engages in businesses of securities trading and investments, provision of financial services, property investment and strategic investment and actively seeks and identifies undervalued investment and business opportunities in China, Hong Kong and the Asia Pacific region, with an objective of enhancing the Shareholders' value of the Company.

II. Reasons for the Open Offer and the use of proceeds

The Directors are of the view that with the recent volatility experienced in major global financial markets, it is in the interests of the Company to raise equity capital to strengthen the Group's capital base and improve its financial position.

Net proceeds of the Open Offer of approximately HK$1,101.7 million is intended to be applied for repayment of bank and other borrowings and for future investments or to be entirely used for investment when opportunity arises. We have discussed with the Directors and the management of the Company on the areas which the Company intends to use the proceeds. The Directors confirmed to us that, currently, the Company has no investment project in contemplation. It will continue to seek and identify undervalued investment and business opportunity in China, Hong Kong and the Asia Pacific region, with an objective of enhancing the Shareholders' value of the Company.

We have enquired with the tenure of the borrowings of the Group. The Directors confirmed to us that as at 30th November 2007, the Group had outstanding borrowings with banks and financial institutions of approximately HK$925.8 million. All the outstanding borrowings are due within the next 12 months. Gearing ratio (calculated as net borrowings, after bank balances and cash, over shareholders' fund) increased from approximately 4.67% as at 31st December 2006 to approximately 13.09% as at 30th June 2007. The net proceeds of the Open Offer will help reduce the liabilities and improve the gearing of the Group. It can also help improve working capital position and the financial capability for future investment opportunities.

Based on the above, we are of the view that the Open Offer is an essential means to strengthen the financial position of the Group and to enlarge the capital base of the Company optimising investment opportunities in the most timely manner. It is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

III. Alternative to the Open Offer

The Directors advised that they have considered alternative means for the Group to raise funds other than the Open Offer, including but not limited to, debt financing and placing of new Shares. Given that (i) the unaudited current liabilities of the Group as at 30th June 2007 was approximately HK$668.8 million; (ii) bank and cash balances of the Group as at 30th June 2007 was approximately HK$53.1 million; (iii) the investment properties and available-for-sale investments of the Group, which accounted for approximately 22.14% of the non-current assets of the Group of approximately HK$202.0 million as at 30th June 2007, were pledged as part of the collaterals for the short term credit facilities; and (iv) the unaudited total outstanding borrowings amounted to approximately HK$925.8 million as at 30th November 2007, the Directors expected that further debt financing is not the best optimum approach to raise funds in the market.

The Company has also considered the possibility of fund raising by way of share placement as an alternative to the Open Offer. But, unlike the Open Offer which provides all the Qualifying Shareholders an equal opportunity to participate in the enlargement of the capital base of the Company and at the same time allow them to maintain their proportionate interests in the Company, a share placement would involve an issue of new Shares and result in a dilution of existing Shareholders' interest. As such, the Directors do not consider a share placement to be a desirable alternative to the Open Offer.

Having considered the existing position of the Group and that all Qualifying Shareholders are offered an equal opportunity to participate in the Open Offer and to take up their entitlements in full to maintain their respective shareholdings in the Company, we consider that the Open Offer is an equitable means to raise capital for the Group.

IV. Principal terms of the Open Offer

The Subscription Price

The Company proposed to raise not less than approximately HK$1,104.7 million, before expenses, by issuing 276,183,547 Offer Shares by way of the Open Offer to the Qualifying Shareholders, at the Subscription Price of HK$4.00 per Offer Share, on the basis of one Offer Share for every one Share held as at the Record Date.

The Subscription Price has been determined based on arm's length negotiations between the Company and the Underwriter with reference to the prevailing market price of the Shares and the fundamentals of the Group.

The Subscription Price represents:–

(i) a discount of approximately 38.93% to the closing price of HK$6.55 per Share as quoted on the Stock Exchange on 21st November 2007, being the last trading day of the Shares immediately before the date of the Announcement (the "Last Trading Day");

(ii) a discount of approximately 40.83% to the average of the closing prices of approximately HK$6.76 per Share for the last five trading days ended on and including the Last Trading Day;

(iii) a discount of approximately 40.61% to the average of the closing prices of approximately HK$6.735 per Share for the last ten trading days ended on and including the Last Trading Day;

(iv) a discount of approximately 52.83% to the net asset value of approximately HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December 2006;

(v) a discount of approximately 24.17% to the theoretical ex-entitlement price of approximately HK$5.275 per Share based on the closing price per Share as quoted on the Stock Exchange on the Last Trading Day; and

(vi) a discount of approximately 28.57% to the closing price of HK$5.60 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Review on Share prices and historical closing prices

Chart I below shows the daily closing price of the Shares versus the Subscription Price and the daily closing price of Hang Seng Index during the period from 22nd May 2007 (being the commencement of the six calendar months immediately preceding the Last Trading Day) to the Last Trading Day and the Latest Practicable Date (the "Review Period"):

Chart I: Share Price Performance



HK$
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
22 May 2007
June 2007
July 2007
August 2007
September 2007
October 2007
November 2007
Last Trading Day
December 2007
Latest Practicable Date
Closing Price
Offer Price
Hang Seng Index

Source: Bloomberg, website of the Stock Exchange (www.hkex.com.hk)

Note:

1. On market days when the Shares are not traded, the closing price equals to that of the preceding trading day.

During the Review Period, the highest closing price and the lowest closing price of the Shares were HK$8.10 (recorded on 1st August 2007) and HK$4.98 (recorded on 18th December 2007) respectively. As illustrated in Chart I, the Subscription Price is lower than the closing price of the Shares during the Review Period.

The Share price outperformed the Hang Seng Index from May 2007 to August 2007 during the Review Period. Pursuant to the general mandate approved by the Shareholders, the Company repurchased a total of 2,776,000 Shares on the Stock Exchange during 28th May 2007 to 8th August 2007. This might have prompted the Share price performance. The Directors confirmed to us that the repurchases of Shares were intended to enhance the net asset value per Share and earnings per Share of the Group.

The Directors are of the view that the Subscription Price would entice the Qualifying Shareholders to subscribe the Offer Shares. Given that (i) the Subscription Price was determined after arm's length negotiations between the Company and the Underwriter; (ii) all Qualifying Shareholders are offered an equal opportunity to participate in the Open Offer and to take up their entitlements in full at the same price: and (iii) the Subscription Price was priced at a discount of approximately 24.17% to the theoretical ex-entitlement price of approximately HK$5.275 per Share based on the closing price per Share as quoted on the Stock Exchange on the Last Trading Day, we concur with the Directors that the Subscription Price is in the interest of the Company and is fair and reasonable insofar as the Independent Shareholders are concerned.

V. The Warrant Issue

Under the Warrant Issue, the Company proposed to issue two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders. The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant. The issue of Warrants and the Shares falling to be issued upon the exercise of the Warrants is subject to the Independent Shareholders' approval. Details regarding the Warrant Issue are set out in the Letter from the Board. The Warrant Subscription Price represents:

(i) a premium of approximately 22.14% to the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a premium of approximately 18.34% to the average of the closing prices of approximately HK$6.76 per Share of the Shares for the five trading days ended on and including the Last Trading Day;

(iii) a premium of approximately 18.78% to the average of the closing prices of approximately HK$6.735 per Share of the Shares for the ten trading days ended on and including the Last Trading Day;

(iv) a discount of approximately 5.66% to the net asset value of approximately HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December 2006; and

(v) a premium of approximately 42.86% over the closing price of HK$5.60 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Although the Warrant Subscription Price is at a premium as compared to the closing price of the Shares on the Last Trading Day, we are of the view that the Warrant Issue and the Warrant Subscription Price are fair and reasonable insofar as the Independent Shareholders are concerned after taking into the account of the following:

(i) the Warrant Subscription Price approximates the same level to the highest closing price of the Share during the Review Period. The management of the Company considered that the Warrant Subscription Price was determined with reference to the prevailing market prices of the Shares. In the event that the Qualifying Shareholders exercise the Warrants, they may possibly be subject to the potential increment of the Shares although there is no guarantee that the Share price would increase to the highest closing price of the Share during the Review Period;

(ii) the pricing of the Warrant Subscription Price at a premium over (rather than a discount to) the closing price per Share quoted on the Stock Exchange on the Last Trading Day enables the Company to obtain more proceeds out of the Warrant Issue if the holders of the Warrants elect to subscribe for the Warrants. In the event that the holders of the Warrants do not exercise the Warrants, the Warrants will cost nothing to the Group save for administrative costs incurred;

(iii) the Warrants are freely transferable and holders of the Warrants are allowed an opportunity to realise the Warrants in cash by trading the Warrants any time in the three years from the date of the issue of the Warrants. Given the Warrants are issued to Qualifying Shareholders who successfully subscribe for the Offer Shares without costing the Qualifying Shareholders additional charge, holders of Warrants can be benefited financially even if the Share price cannot exceed the Warrant Subscription Price;

(iv) under the Warrant Issue, Vigor and the Qualifying Shareholders will be entitled to receive 110,473,419 Warrants which initial subscription price is HK$8.00 per Share (subject to adjustment). In the circumstances that all the Warrants are exercised, the Company will receive exercise money as inflow of cash of approximately HK$883.8 million (subject to adjustment), which will increase the equity capital of the Company for its future development without further incurring any costs of the Company save for administrative cost incurred; and

(v) the dilution effect of the shareholding interests of the Qualifying Shareholders is the same assuming all Qualifying Shareholders take up their full entitlement under the Open Offer and exercise their subscription rights on the Warrants under the Warrant Issue. Understandably, in the event that no Qualifying Shareholders take up their entitlement under the Open Offer and holders of Warrants exercise the Warrants in full, the shareholding interests of the Independent Shareholders will be diluted up to a maximum of approximately 58.33%.

Independent Shareholders should note that the Warrant Issue is conditional upon the completion of the Open Offer.

VI. Potential dilution effect on the shareholding interests of the Independent Shareholders

Table I: Potential dilution effect of the Open Offer

	As at the date of the Circular		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements and the Warrants exercised in full		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements and the Warrants exercised in full	
	Number of the Shares	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*
Vigor and the parties acting in concert with it	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
Public Shareholders	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
Total	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

All Qualifying Shareholders are entitled to subscribe for the Offer Shares with Warrants. For those Qualifying Shareholders who take up their entitlements in full under the Open Offer, their shareholding interests in the Company will remain unchanged upon completion of the Open Offer. For those Qualifying Shareholders who do not exercise their rights to subscribe for the Offer Shares with Warrants in full, depending on the extent to which they take up their entitlements, their shareholding interests will be diluted up to a maximum of approximately 58.33% upon completion of the Open Offer and assuming the Warrant Issue are exercised in full.

Following the completion of the Open Offer and assuming the Warrant Issue are exercised in full, Vigor will continue to be the controlling shareholder of the Company if none of the Qualifying Shareholders is willing to take up his or her or its entitlements of such number of Offer Shares. As such, Vigor will own approximately as to 69.28% of the issued share capital of the Company as enlarged by the completion of the Open Offer and 74.40% of the issued share capital of the Company as enlarged by the completion of the Open Offer Issue and full exercise of the Warrants.

VII. Financial effects of the Open Offer

a. Net tangible assets

As set out in the "Unaudited pro forma statement of adjusted consolidated net tangible assets" in Appendix II to the Circular, the unaudited consolidated net tangible assets of the Group attributable to the Shareholders as at 30th June 2007 were approximately HK$2,890.9 million. Based on the 276,643,547 Shares in issue as at 30th June 2007, the unaudited consolidated net tangible asset value per Share attributable to Shareholders as at 30th June 2007 was approximately HK$10.45. Immediately upon the completion of the Open Offer, the unaudited pro forma consolidated net tangible assets attributable to Shareholders would increase to approximately HK$3,992.6 million and the unaudited pro forma consolidated net tangible asset value per Share would decrease to approximately HK$7.22 (based on the 552,827,094 Shares (being 276,643,547 Shares in issue as at 30th June 2007 and 276,183,547 Offer Shares).

b. Liquidity

As stated in the unaudited interim report of the Company for the period ended 30th June 2007, the bank balances and cash of the Group was approximately HK$53.1 million. Immediately upon the completion of the Open Offer, the Company would raise net proceeds of approximately HK$1,101.7 million. The current ratio of the Group (defined as the current assets divided by the current liabilities) of the Group is expected to be substantially improved immediately upon completion of the Open Offer.

c. Gearing ratio

Based on the indebtedness statement as set out in Appendix I to the Circular, the Group has external borrowings of approximately HK$925.8 million as at 30th November 2007. Assuming that the Group had not incurred any other indebtedness in the period from 30th November 2007 up to the completion of the Open Offer, the gearing ratio (calculated as net borrowings, after bank balances and cash, over shareholders' fund) of the Group is expected to improve immediately upon completion of the Open Offer.

As at 30th June 2007, the Group had a gearing of approximately 13.09%. On the assumption that the Group had not incurred any other indebtedness in the period from 1st July 2007 up to the completion of the Open Offer, the Group will have no gearing upon the completion of the Open Offer.

VIII. The Underwriting Arrangement

The Open Offer is fully underwritten by Vigor and is subject to the terms and conditions of the Underwriting Agreement. Pursuant to the Underwriting Agreement, Vigor shall subscribe for up to 169,699,147 Offer Shares, which are not taken up by the Qualifying Shareholders. No underwriting commission will be received by Vigor under the terms and conditions of the Underwriting Agreement.

We note from previous open offer transactions in the market that underwriters generally charge underwriting commissions of approximately 1.00% to 3.00% on funds raised subject to different market condition and terms of the open offer. We consider that the underwriting arrangement under the Open Offer is fair and reasonable and in the interest of the Company and the Independent Shareholders as a whole.

The terms of the Underwriting Agreement, including termination of the Underwriting Agreement and conditions of the Underwriting Agreement, are set out in the Letter from the Board.

Independent Shareholders should note that the Open Offer and the Underwriting Agreement are inter-conditional.

IX. Absence of arrangement for application for excess Offer Shares with Warrants

As set out in the Letter from the Board, in order to lower the administrative cost, the Directors have made no arrangement for application for excess Offer Shares with Warrants by the Qualifying Shareholders under the Open Offer. Hence, if the Qualifying Shareholders do not accept the Offer Shares to which they are entitled, Vigor would have to take up the unsubscribed Offer Shares with Warrants, under the obligation as the Underwriter, at the Subscription Price.

We wish to draw the attention of Independent Shareholders to the fact that, pursuant to the Underwriting Agreement, under the obligation as the Underwriter, Vigor has to take up the unsubscribed Offer Shares whilst other Shareholders cannot further participate in the Open Offer in excess of their entitlements. We consider that such arrangement may not be considered desirable from the point of view of those Qualifying Shareholders who wish to take up the Offer Shares with the Warrants in excess of their entitlements. However, we consider that that the aforesaid should be balanced against the facts that given the terms of the Open Offer are structured with an intention to encourage the Qualifying Shareholders to take up their respective assured allotment of the Offer Shares (as the Subscription Price is set at a discount to the prevailing market price of the Shares which provides reasonable attractiveness to the Qualifying Shareholders), it is reasonable to expect that a majority of the Qualifying Shareholders will apply and pay for their respective assured allotment of the Offer Shares with the Warrants and, therefore, the Offer Shares with the Warrants available for the excess application arrangement are expected to be minimal and the absence of an excess application arrangement may not be considered material to the Qualifying Shareholders.

X. The Whitewash Waiver

As at the date of the Underwriting Agreement, Vigor was interested in 106,484,400 Shares, representing approximately 38.56% of the issued share capital of the Company. In the event that Vigor is required to take up all 169,699,147 Offer Shares with 67,879,659 Warrants (being its underwritten commitment pursuant to the Underwriting Agreement), Vigor will be interested in a total of 382,667,947 Shares, representing approximately 69.28% of the issued share capital of the Company as enlarged by the issue of the Offer Shares (assuming the Warrants are not exercised) and 493,141,366 Shares which represents approximately 74.40% of the issued share capital of the Company as enlarged by the issue of the Offer Shares and Shares issued under the Warrant Issue (assuming the Warrants are fully exercised). Pursuant to Rule 26 of the Takeovers Code, Vigor will then be obliged to make a mandatory general offer for all the Shares not already owned by them.

An application has been made to the Executive by Vigor for the Whitewash Waiver. The Executive has indicated that subject to the approval of the Independent Shareholders taken by way of poll at SGM, it will grant the Whitewash Waiver. As stated in the Letter from the Board, the Open Offer and the Underwriting Agreement are inter-conditional and that it is one of the conditions of the Underwriting Agreement that the Whitewash Waiver be obtained. If the Whitewash Waiver is not obtained or not approved by the Independent Shareholders, the Underwriting Agreement will not become unconditional and the Open Offer will not proceed.

If the Whitewash Waiver is not approved by the Independent Shareholders at the SGM, the Open Offer will not proceed and the Company will lose all the benefits that are expected to be brought by the Open Offer, including but not limited to, the availability of funds out of the net proceeds to be raised from the Open Offer for strengthening the financial position and the future development of the Group.

Based on our analysis of the terms of the Open Offer, we consider that the Open Offer is in the interests of the Company and the Shareholders as a whole. We are of the view that for the purpose of implementing the Open Offer, the approval of the Whitewash Waiver by the Independent Shareholders at the SGM is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

We note the dilution in net tangible asset value per Share on pro forma basis. Nonetheless, having considered the above principal factors and reasons for the Open Offer, the Warrant Issue and the Whitewash Waiver, in particular,

(i) the net proceeds from the Open Offer can strengthen the Group's capital base, lower the gearing of the Group, improve the working capital and enhance the Group's bargaining position to procure, and to obtain, financing for future potential investment opportunities. As at 30th November 2007, the Group had an indebtedness of approximately HK$925.8 million. All the outstanding borrowings are due within the next 12 months. We concur with the Directors that there are concerns over the economic outlook and the volatility in the financial market which may continue to influence investor sentiments and may lead to problems like the tightening of liquidity and the slow down in economic growth. We consider that it is important to strengthen the financial position of the Group and we are of the view that the Open Offer can help enhancing the working capital position of the Group; and

(ii) the Whitewash Waiver is a condition precedent to the Open Offer and the Warrant Issue. If the Whitewash Waiver is not approved by the Independent Shareholders, the Open Offer and the Warrant Issue will not proceed and the Company will lose all the benefits as mentioned in (i) above that are expected to be brought about by the completion of the Open Offer and the Warrant Issue,

we consider that the terms of the Open Offer, the Warrant Issue and the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned and the Open Offer is in the interests of the Group and the Independent Shareholders. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the SGM to approve, inter alia, the Open Offer, the Warrant Issue, the Whitewash Waiver and the Specific Mandate.

Shareholders should note that, pursuant to the expected timetable as set out in the Circular, the Shares will be dealt with on an ex-entitlement basis from 10th January 2008. If Vigor terminates the Underwriting Agreement, or any of the conditions of the Underwriting Agreement is not fulfilled (or waived by Vigor), the Open Offer will not proceed. Any person dealing in the Shares on an ex-entitlement basis will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Open Offer may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares from now up to the day on which the Underwriting Agreement becomes unconditional, who is in doubt about his/her position, is recommended to consult his/her own professional advisers.

Yours faithfully,
For and on behalf of
Asia Investment Management Limited
Alice Kan
Managing Director

1. SUMMARY OF FINANCIAL INFORMATION

Set out below is a summary of the audited consolidated income statements and consolidated balance sheets of the Group for the last three years ended 31st December, 2006, as extracted from the relevant published annual reports of the Company for the last three years ended 31st December 2006. Due to the adoption of new Hong Kong Financial Reporting Standards in 2005, certain financial information has been restated to conform with new accounting policies adopted by the Group in 2004.

The auditors' reports from Deloitte Touche Tohmatsu in respect of the Group's audited consolidated financial statements for each of the three years ended 31st December 2004, 2005 and 2006 did not contain any qualifications. There were no other exceptional items or extraordinary items of the Group during each of the three years ended 31st December 2004, 2005 and 2006.

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,229,840	223,086	847,491
Sales of mobile phones	67,098	66,309	237,205
Rental income	3,801	2,723	2,444
	70,899	69,032	239,649
Cost of sales	(65,493)	(62,541)	(203,533)
Gross profit	5,406	6,491	36,116
Dividend income from listed investments	17,717	11,706	10,927
Interest income from loan receivables	9,071	11,693	11,874
Commission income	–	–	3,854
Net gain on investments	801,269	79,562	173,396
Other income	22,445	14,950	13,158
Distribution costs	(4,655)	(6,060)	(11,702)
Administrative expenses	(64,307)	(27,705)	(40,389)
Other expenses	(988)	(136)	(547)
Finance costs	(10,897)	(1,571)	(530)
Gain on disposal of an associate	1,740	–	–
Gain on disposal of a subsidiary	–	3,544	–
Fair value changes on investment properties	6,856	11,360	5,540
Revaluation surplus on buildings	387	773	1,704
Profit before taxation	784,044	104,607	203,401
Tax charge	(11,527)	(99)	(127)
Profit for the year	772,517	104,508	203,274

	For the year ended 31 December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Attributable to:			
Equity holders of the Company	772,468	104,511	203,274
Minority interests	49	(3)	–
	772,517	104,508	203,274
Dividends			
– Dividends paid	14,280	15,060	17,876
– Dividends proposed	11,280	11,879	12,070
Earnings per share			
– Basic	HK$2.67	HK$0.35	HK$0.58
Dividends per share	5.0 cents	5.0 cents	5.0 cents

CONSOLIDATED BALANCE SHEET

	At 31 December		
	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*
			(Restated)
Non-current assets			
Investment properties	81,589	136,526	44,640
Property, plant and equipment	4,712	51,825	3,884
Prepaid lease payments	2,424	2,483	2,542
Investment in an associate	–	–	–
Investment in securities	–	–	313,919
Available-for-sale investments	557,375	171,633	–
Loan notes	50,476	86,805	–
Convertible bonds	6,626	–	–
Other non-current assets	–	–	528
	703,202	449,272	365,513
Current assets			
Inventories held for sale-finished goods	1,471	1,495	9,626
Investments in securities	–	–	709,854
Investments held for trading	1,690,510	886,464	–
Amount due from a minority shareholder	–	4,805	–
Debtors, deposits and prepayments	33,708	12,501	28,405
Loan receivables	123,598	74,429	103,018
Tax recoverable	3,543	–	–
Pledged bank deposits	–	10,526	15,182
Bank balances and cash	58,007	16,819	32,265
	1,910,837	1,007,039	898,350
Assets classified as held for sale	134,419	–	–
	2,045,256	1,007,039	898,350
Current liabilities			
Creditors and accrued charges	55,480	41,176	32,383
Customers' deposits and receipts in advance	31,283	2,713	3,513
Other borrowings	170,100	100,986	–
Taxation payable	15,657	4,315	4,315
	272,520	149,190	40,211
Liabilities associated with assets classified as held for sale	60,044	–	–
	332,564	149,190	40,211
Net current assets	1,712,692	857,849	858,139
	2,415,894	1,307,121	1,223,652

	At 31 December		
	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*
			(Restated)
Capital and reserves			
Share capital	2,829	2,975	3,018
Reserves	2,396,218	1,281,957	1,220,634
Equity attributable to equity holders of the Company	2,399,047	1,284,932	1,223,652
Minority interests	16,847	16,798	–
Total equity	2,415,894	1,301,730	1,223,652
Non-current liability			
Deferred tax liability	–	5,391	–
	2,415,894	1,307,121	1,223,652

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31ST DECEMBER, 2006

The following is the audited financial statements and notes to the financial statements of the Group for the year ended 31st December, 2006 extracted from the annual report 2006 of the Company:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	6	1,229,840	223,086
Sales of mobile phones		67,098	66,309
Rental income		3,801	2,723
		70,899	69,032
Cost of sales		(65,493)	(62,541)
Gross profit		5,406	6,491
Dividend income from listed investments		17,717	11,706
Interest income from loan receivables		9,071	11,693
Net gain on investments	8	801,269	79,562
Other income	9	22,445	14,950
Distribution costs		(4,655)	(6,060)
Administrative expenses		(64,307)	(27,705)
Other expenses		(988)	(136)
Finance costs	10	(10,897)	(1,571)
Gain on disposal of an associate		1,740	–
Gain on disposal of a subsidiary	40	–	3,544
Fair value changes on investment properties		6,856	11,360
Revaluation surplus on buildings		387	773
Profit before taxation		784,044	104,607
Tax charge	12	(11,527)	(99)
Profit for the year	13	772,517	104,508
Attributable to:			
Equity holders of the Company		772,468	104,511
Minority interests		49	(3)
		772,517	104,508
Dividends	14		
– Dividends paid		14,280	15,060
– Dividends proposed		11,280	11,879
Earnings per share	15		
– Basic		HK$2.67	HK$0.35

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Investment properties	16	81,589	136,526
Property, plant and equipment	17	4,712	51,825
Prepaid lease payments	18	2,424	2,483
Investment in an associate		–	–
Available-for-sale investments	19	557,375	171,633
Loan notes	20	50,476	86,805
Convertible bonds	21	6,626	–
		703,202	449,272
Current assets			
Inventories held for sale-finished goods		1,471	1,495
Investments held for trading	22	1,690,510	886,464
Amount due from a minority shareholder	23	–	4,805
Debtors, deposits and prepayments	24	33,708	12,501
Loan receivables	25	123,598	74,429
Tax recoverable		3,543	–
Pledged bank deposits	26	–	10,526
Bank balances and cash	26	58,007	16,819
		1,910,837	1,007,039
Assets classified as held for sale	27	134,419	–
		2,045,256	1,007,039

	Notes	2006 HK$'000	2005 HK$'000
Current liabilities			
Creditors and accrued charges	28	55,480	41,176
Customers' deposits and receipts in advance		31,283	2,713
Other borrowings	29	170,100	100,986
Taxation payable		15,657	4,315
		272,520	149,190
Liabilities associated with assets classified as held for sale	27	60,044	–
		332,564	149,190
Net current assets		1,712,692	857,849
		2,415,894	1,307,121
Capital and reserves			
Share capital	30	2,829	2,975
Reserves		2,396,218	1,281,957
Equity attributable to equity holders of the Company		2,399,047	1,284,932
Minority interests		16,847	16,798
Total equity		2,415,894	1,301,730
Non-current liability			
Deferred tax liability	31	–	5,391
		2,415,894	1,307,121

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006

	Attributable to equity holders of the Company									
	Share capital *HK$'000*	**Share premium** *HK$'000*	**Building revaluation reserve** *HK$'000*	**Investment revaluation reserve** *HK$'000*	**Capital redemption reserve** *HK$'000*	**Translation reserve** *HK$'000*	**Retained profits** *HK$'000*	**Total** *HK$'000*	**Minority interests** *HK$'000*	**Total equity** *HK$'000*
At 1 January 2005	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,261
Fair value changes on available-for-sale investments	-	-	-	(3,684)	-	-	-	(3,684)	-	(3,684)
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	472	-	472	-	472
Net (expenses) income recognised directly in equity	-	-	-	(3,684)	-	472	-	(3,212)	-	(3,212)
Profit for the year	-	-	-	-	-	-	104,511	104,511	(3)	104,508
Total recognised income and (expense) for the year	-	-	-	(3,684)	-	472	104,511	101,299	(3)	101,296
Arising from acquisition of a subsidiary *(note 39)*	-	-	-	-	-	-	-	-	11,996	11,996
Capital contribution from a minority shareholder	-	-	-	-	-	-	-	-	4,805	4,805
Dividends paid	-	-	-	-	-	-	(15,060)	(15,060)	-	(15,060)
Repurchase of shares	(43)	(5,525)	-	-	43	-	(43)	(5,568)	-	(5,568)
At 31 December 2005	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	427,864	-	-	-	427,864	-	427,864
Surplus on revaluation of buildings	-	-	210	-	-	-	-	210	-	210
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	499	-	499	-	499
Net income recognised directly in equity	-	-	210	427,864	-	499	-	428,573	-	428,573
Transfer to profit or loss on disposal of available-for-sale investments	-	-	-	(26,268)	-	-	-	(26,268)	-	(26,268)
Profit for the year	-	-	-	-	-	-	772,468	772,468	49	772,517
Total recognised income for the year	-	-	210	401,596	-	499	772,468	1,174,773	49	1,174,822
Dividends paid	-	-	-	-	-	-	(14,280)	(14,280)	-	(14,280)
Repurchase of shares *(note 30)*	(146)	(46,232)	-	-	146	-	(146)	(46,378)	-	(46,378)
At 31 December 2006	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
OPERATING ACTIVITIES			
Profit before taxation		784,044	104,607
Adjustments for:			
Interest income		(11,013)	(14,837)
Depreciation of property, plant and equipment		389	617
Write-down of inventories		1,070	92
Interest expense		10,897	1,571
Amortisation of prepaid lease payments		59	59
Gain on disposal of an associate		(1,740)	–
Net realised gain on derivatives		(1,594)	(1,464)
Realisation gain on disposal of available-for-sale investments		(26,268)	–
Changes in fair value of investments held for trading		(439,498)	(61,506)
Discount on early redemption of loan notes		3,962	1,000
Fair value changes on investment properties		(6,856)	(11,360)
Revaluation surplus on buildings		(387)	(773)
Gain on disposal of a subsidiary		–	(3,544)
Operating cash flow before movements in working capital		313,065	14,462
(Increase) decrease in inventories		(1,046)	8,039
Increase in investments held for trading		(362,954)	(122,997)
(Increase) decrease in debtors, deposits and prepayments		(21,822)	16,404
(Increase) decrease in loan receivables		(49,169)	1,078
Increase (decrease) in creditors and accrued charges		38,920	(42,876)
Increase (decrease) in customers' deposits and receipts in advance		58,597	(800)
Cash used in operating activities		(24,409)	(126,690)
Interest paid		(10,897)	(1,571)
Tax paid		(3,718)	(100)
NET CASH USED IN OPERATING ACTIVITIES		(39,024)	(128,361)

	Notes	2006 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of available-for-sale investment		42,122	–
Net proceeds from redemption of loan notes		39,503	59,000
Decrease in pledged bank deposits		10,526	4,656
Interest received		3,877	4,888
Proceeds on disposal of an associate		1,740	–
Purchases of investment property		(19,114)	–
Purchases of convertible bond		(6,626)	–
Purchases of property, plant and equipment		(101)	(88)
Proceeds from disposal of an investment property		–	100
Purchases of available-for-sale investments		–	(7,760)
Acquisition of a subsidiary	*39*	–	(30,971)
Disposal of a subsidiary	*40*	–	3,544
NET CASH FROM INVESTING ACTIVITIES		71,927	33,369
FINANCING ACTIVITIES			
New borrowings raised		1,451,630	151,048
Repayments of borrowings		(1,382,516)	(50,062)
Repurchase of shares		(46,378)	(5,568)
Dividends paid		(14,280)	(15,060)
NET CASH FROM FINANCING ACTIVITIES		8,456	80,358
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		41,359	(14,634)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES		(171)	(812)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		16,819	32,265
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		58,007	16,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

1. General

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed on page 2 of the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 41.

2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRS")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these new standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HKFRS 8	Operating segments [2]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [3]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [4]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [5]
HK(IFRIC) – INT 10	Interim financial reporting and impairment [6]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions [7]
HK(IFRIC) – INT 12	Service concession arrangements [8]

[1] *Effective for accounting periods beginning on or after 1 January 2007.*

[2] *Effective for accounting periods beginning on or after 1 January 2009.*

[3] *Effective for accounting periods beginning on or after 1 March 2006.*

[4] *Effective for accounting periods beginning on or after 1 May 2006.*

[5] *Effective for accounting periods beginning on or after 1 June 2006.*

[6] *Effective for accounting periods beginning on or after 1 November 2006.*

[7] *Effective for accounting periods beginning on or after 1 March 2007.*

[8] *Effective for accounting periods beginning on or after 1 January 2008.*

3. Significant accounting policies

The consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and securities trading and investment in the normal course of business, net of discounts and sales related taxes.

Trading of securities is recognised on trade date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of buildings is credited to the building revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the building revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred directly to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment in an associate

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of an associate are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investment in an associate is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or excess its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Prepaid lease payments

Prepaid lease payments of land under operating lease are charged to the consolidated income statement on a straight-line basis over the lease terms.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise investments held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including loan notes, convertible bonds, amount due from a minority shareholder, debtors, loan receivables, pledged bank deposits and bank balances are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as loans and receivables and financial assets at fair value through profit or loss. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including creditors, customers' deposits and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the impairment loss is treated as a revaluation decrease under that HKFRS.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that HKFRS.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. Key sources of estimation uncertainty

In the process of applying the Group's accounting policies, which are described in note 3 above, management has made various estimates based on past experience, expectations of the future and other information. The key source of estimation uncertainty that can significantly affect the amounts recognised in the consolidated financial statements in the next year are set out below.

Income taxes

As at 31 December 2006, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses of approximately HK$1,235 million. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future profits generated are more than expected, further recognition of deferred tax asset in relation to unutilised tax losses may arise, which would be recognised in the consolidated income statement for the period in which such a recognition takes place.

5. Financial instruments

The Group's major financial instruments include equity investments, loan notes, convertible bonds, loan receivables, debtors, creditors, customers' deposits, other borrowings and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group is engaged in securities trading and investments which are denominated in foreign currencies and is therefore exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy.

However, the Group's management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises. The management would seek financial consultant to advise on the investment portfolio held by the Group, if necessary.

(ii) Price risk

The Group's available-for-sale investments and investments held for trading are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity price risk. The Group's investment committee manages this exposure by maintaining a portfolio of investments with different risk profiles.

(iii) Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed rate loan notes, fixed rate convertible bonds and fixed rate loan receivables. The Group's cash flow interest rate risk relates to its variable rate loan receivables and other borrowings.

The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

Credit risk

The Group's credit risk are primarily attributable to trade debtors, loan notes, convertible bonds, loan receivables, bank balances in financial instruments.

The Group's maximum exposure to credit risk which will cause a financial loss to the Group in the event of the counterparties failure to perform their obligations as at 31 December 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's bank balances are deposited with banks of high credit ratings in Hong Kong.

The Group has significant concentration of credit risk on loan notes, convertible bonds and loan receivables as the credit risk on loan rates, convertible bonds and loan receivables are mainly attributable from certain limited counterparties, other than the aforesaid, there is no significant concentration of credit risk in trade debtors as the exposure spread over a number of counter-parties and customers.

In order to minimise credit risk, management has delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, management reviews the recoverable amount of each individual trade debt, loan notes, convertible bonds, and loan receivables regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the Group's credit risk is significant reduced.

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid and ask prices; the fair values of the unit trusts have been determined by reference to the published price quotations; the fair values of the club debentures have been determined by reference to the recent transaction prices of similar club debentures;

- the fair values of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using the relevant prevailing market rates; and

- the fair values of derivative instruments are calculated using quoted prices from independent financial institutions. Where such prices are not available, the fair value of a non-option derivative is estimated using discounted cash flow analysis and the applicable yield curve. For an option derivative, the fair value is estimated using option pricing model (for example, the binomial model).

The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair value.

6. Turnover

	2006	2005
	HK$'000	*HK$'000*
Sales of mobile phones	67,098	66,309
Proceeds from sales of investments held for trading	1,132,153	130,655
Dividend income from listed investments	17,717	11,706
Interest income from loan receivables	9,071	11,693
Rental income	3,801	2,723
	1,229,840	223,086

7. Business and geographical information

Business segments

The Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2006

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	67,098	1,149,870	9,071	3,801	1,229,840
Segment result	(4,856)	835,379	8,832	9,081	848,436
Gain on disposal of an associate					1,740
Revaluation surplus on buildings					387
Unallocated other income					2,470
Unallocated corporate expenses					(58,092)
Finance costs					(10,897)
Profit before taxation					784,044
Tax charge					(11,527)
Profit for the year					772,517

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet					
Assets					
Segment assets	10,232	2,332,833	127,585	88,529	2,559,179
Assets classified as held for sale	–	–	–	134,419	134,419
Unallocated corporate assets					54,860
Consolidated total assets					2,748,458
Liabilities					
Segment liabilities	5,083	215,280	2,658	11,138	234,159
Liabilities associated with assets classified as held for sale	–	–	–	60,044	60,044
Unallocated corporate liabilities					38,361
Consolidated total liabilities					332,564

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information						
Capital expenditure	89	–	–	19,114	12	19,215
Depreciation	92	–	–	141	156	389
Write-down of inventories	1,070	–	–	–	–	1,070

For the year ended 31 December 2005

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	66,309	142,361	11,693	2,723	223,086
Segment result	(2,086)	104,524	11,528	12,166	126,132
Gain on disposal of a subsidiary					3,544
Revaluation surplus on buildings					773
Unallocated other income					853
Unallocated corporate expenses					(25,124)
Finance costs					(1,571)
Profit before taxation					104,607
Tax charge					(99)
Profit for the year					104,508

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet					
Assets					
Segment assets	5,965	1,150,463	75,034	195,760	1,427,222
Unallocated corporate assets					29,089
Consolidated total assets					1,456,311
Liabilities					
Segment liabilities	3,789	101,834	1,550	35,518	142,691
Unallocated corporate liabilities					11,890
Consolidated total liabilities					154,581

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information						
Capital expenditure	56	–	–	17	15	88
Depreciation	281	–	–	112	224	617
Write-down of inventories	92	–	–	–	–	92
Acquisition of a subsidiary in relation to investment property and construction in progress	–	–	–	127,039	–	127,039

Geographical segments

The Group's operations are located in Hong Kong and the Mainland China ("China").

The Group's distribution of mobile phone, securities trading and investments, and financial services are carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market	
	2006	**2005**
	HK$'000	*HK$'000*
Hong Kong	1,227,902	221,932
China	1,938	1,154
	1,229,840	223,086

The following is an analysis of the carrying amount of segment assets, and additions to investment properties, property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to investment properties, property, plant and equipment	
	At 31.12.2006	At 31.12.2005	Year ended 31.12.2006	Year ended 31.12.2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	2,490,594	1,259,467	19,215	88
China	68,585	167,755	–	127,039
	2,559,179	1,427,222	19,215	127,127

8. Net gain on investments

	2006	2005
	HK$'000	*HK$'000*
Net realised gain on disposal of investments held for trading	337,871	17,592
Change in fair value of investments held for trading *(Note a)*	439,498	61,506
Net realised gain on derivatives	1,594	1,464
Realisation gain on disposal of available-for-sale investments	26,268	–
Discount on early redemption of loan notes *(Note b)*	(3,962)	(1,000)
	801,269	79,562

Note:

(a) Change in fair value of investments held for trading excludes dividend income.

(b) During the year, AG (as defined in note 20) early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

During the year ended 31 December 2005, SHK (as defined in note 20) early redeemed part of the loan note at HK$60,000,000 with a discount on early redemption of HK$1,000,000 at the request of the Group. The net redemption proceed was HK$59,000,000.

9. Other income

	2006	2005
	HK$'000	*HK$'000*
Interest income from:		
– Loan notes	9,287	14,077
– Bank deposits	1,412	695
– Others	314	65
	11,013	14,837
Net exchange gain	10,668	–
Others	764	113
	22,445	14,950

10. Finance costs

The amounts represent interest on other borrowings wholly repayable within five years.

11. Directors' emoluments and five highest paid individuals

Directors' emoluments

The Directors' emoluments are analysed as follows:

	For the year ended 31 December 2006				
	Directors' fees *HK$'000*	Salaries and other benefits *HK$'000*	Performance related incentive payments *HK$'000* *(Note)*	Retirement benefits scheme contributions *HK$'000*	Total emoluments *HK$'000*
Executive Directors					
Ms. Chong Sok Un	–	455	42,000	12	42,467
Dato' Wong Peng Chong	–	1,300	200	12	1,512
Mr. Kong Muk Yin	–	920	160	12	1,092
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	80	–	–	–	80
Mr. Zhang Jian	–	–	–	–	–
	440	2,675	42,360	36	45,511

	For the year ended 31 December 2005				
	Directors' fees *HK$'000*	Salaries and other benefits *HK$'000*	Performance related incentive payments *HK$'000* *(Note)*	Retirement benefits scheme contributions *HK$'000*	Total emoluments *HK$'000*
Executive Directors					
Ms. Chong Sok Un	–	455	13,000	12	13,467
Dato' Wong Peng Chong	–	1,300	–	12	1,312
Mr. Kong Muk Yin	–	715	–	12	727
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	53	–	–	–	53
	413	2,470	13,000	36	15,919

Note: The performance related incentive payments are determined by reference to the individual performance of the Directors and approved by the Remuneration Committee.

During the year, no remuneration was paid by the Group to the Directors as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived any remuneration during the year.

Five highest paid individuals

During the year, the five highest paid individuals included three Directors (2005: three), details of their emoluments are set out above. The emoluments for the remaining two (2005: two) highest paid individuals of the Group are as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries and other benefits	1,325	1,245
Retirement benefits scheme contributions	24	24
	1,349	1,269

The emoluments are within the following bands:

	2006	2005
	Number of employees	*Number of employees*
Nil to HK$1,000,000	2	2

12. Tax charge

	2006	2005
	HK$'000	*HK$'000*
Current tax:		
Profits Tax in Hong Kong	(11,342)	–
Enterprise income tax in China	(185)	(99)
	(11,527)	(99)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

No provision for Hong Kong Profits Tax was made for the year ended 31 December 2005 as the assessable profits were wholly absorbed by estimated tax losses brought forward.

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Profit before taxation	784,044	104,607
Tax at the income tax rate of 17.5%	(137,208)	(18,306)
Tax effect of expenses that are not deductible	(10,479)	(2,029)
Tax effect of income that is not taxable	82,438	6,055
Utilisation of tax losses previously not recognised	54,539	14,914
Tax effect of tax losses not recognised	(989)	(1,019)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(83)	(45)
Others	255	331
Tax charge for the year	(11,527)	(99)

13. Profit for the year

	2006	2005
	HK$'000	*HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Auditors' remuneration	1,020	918
Cost of inventories recognised as expenses	62,847	60,532
Amortisation of prepaid lease payments	59	59
Depreciation of property, plant and equipment	389	617
Write-down of inventories	1,070	92
Staff costs, inclusive of directors' emoluments	52,560	24,095
Gross rental income from properties	(3,801)	(2,723)
Less: Direct operating expenses that generated rental income	1,535	1,671
Direct operating expenses that did not generate rental income	41	246
Net rental income	(2,225)	(806)
Net exchange loss	–	159

14. Dividends

	2006	2005
	HK$'000	*HK$'000*
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2005: HK$0.01)	2,855	2,990
2005 Final dividend paid – HK$0.04 per share	11,425	–
2004 Final dividend paid – HK$0.04 per share	–	12,070
	14,280	15,060

The final dividend of HK$0.04 per share for the year ended 31 December 2006 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

15. Earnings per share

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2006	2005
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	772,468	104,511

	2006	2005
Weighted average number of ordinary shares for the purposes of basic earnings per share	289,070,361	300,660,114

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

16. Investment properties

	HK$'000
FAIR VALUE	
At 1 January 2005	44,640
Exchange adjustments	621
Acquired on acquisition of a subsidiary	80,005
Disposal	(100)
Gain on fair value change for the year	11,360
At 31 December 2005	136,526
Exchange adjustments	321
Addition	19,114
Investment property held for sale *(note 27)*	(80,953)
Transfer from building	780
Transfer to building	(1,055)
Gain on fair value change for the year	6,856
At 31 December 2006	81,589

The Group's investment properties are analysed as follows:

	2006 *HK$'000*	2005 *HK$'000*
Properties held under medium term leases:		
– in Hong Kong	53,559	30,510
– in China	24,950	103,176
Properties situated in China held under long leases	3,080	2,840
	81,589	136,526

The fair value of the Group's investment properties at 31 December 2006 have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. DTZ Debenham Tie Leung Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

17. Property, plant and equipment

	Construction in progress HK$'000	Buildings in Hong Kong under medium-term lease HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
COST OR VALUATION						
At 1 January 2005	–	2,608	2,148	3,058	501	8,315
Exchange adjustment	663	–	–	–	–	663
Additions	–	–	37	51	–	88
Revaluation increase	–	712	–	–	–	712
Acquired on acquisition of a subsidiary	47,034	–	–	–	–	47,034
At 1 January 2006	47,697	3,320	2,185	3,109	501	56,812
Exchange adjustment	349	–	–	–	–	349
Additions	–	–	100	1	–	101
Revaluation increase	–	510	–	–	–	510
Transfer from investment properties	–	1,055	–	–	–	1,055
Transfer to investment properties	–	(780)	–	–	–	(780)
Assets as held for sale *(note 27)*	(48,046)	–	–	–	–	(48,046)
At 31 December 2006	–	4,105	2,285	3,110	501	10,001
Comprising:						
At cost	–	–	2,285	3,110	501	5,896
At valuation – 2006	–	4,105	–	–	–	4,105
	–	4,105	2,285	3,110	501	10,001
ACCUMULATED DEPRECIATION						
At 1 January 2005	–	–	1,633	2,297	501	4,431
Provided for the year	–	61	312	244	–	617
Eliminated on revaluation	–	(61)	–	–	–	(61)
At 1 January 2006	–	–	1,945	2,541	501	4,987
Provided for the year	–	87	139	163	–	389
Eliminated on revaluation	–	(87)	–	–	–	(87)
At 31 December 2006	–	–	2,084	2,704	501	5,289
CARRYING VALUES						
At 31 December 2006	–	4,105	201	406	–	4,712
At 31 December 2005	47,697	3,320	240	568	–	51,825

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20%
Motor vehicles	20% – 50%

The buildings of the Group were valued on 31 December 2006 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on a market value basis. DTZ Debenham Tie Leung Limited is not connected with the Group. The revaluation surplus on buildings of HK$597,000 (2005: HK$773,000) has been credited to the consolidated income statement and to the building revaluation reserve of HK$387,000 and HK$210,000 respectively.

If the buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation of HK$2,156,000 (2005: HK$2,239,000).

18. Prepaid lease payments

The Group's prepaid lease payments represent leasehold land in Hong Kong held under medium term leases.

The leasehold land is amortised on a straight-line basis over the remaining term of the leases.

19. Available-for-sale investments

Available-for-sale investments comprise:

	2006	2005
	HK$'000	*HK$'000*
Listed investments:		
– Equity securities listed in Hong Kong	420,503	134,261
– Equity securities listed elsewhere *(Note)*	115,607	19,272
	536,110	153,533
Unlisted investments:		
– Unit trusts	20,737	17,572
– Club debentures	528	528
	21,265	18,100
Total	557,375	171,633

Note: The currency of the equity securities listed elsewhere is mainly denominated in Taiwan dollar.

20. Loan notes

The loan notes were issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG"). The loan notes bear interest at 4% per annum (effective interest rate: 7.9%) for SHK and 2.25% per annum (effective interest rate: 7.5%) for AG and are redeemable by SHK and AG at SHK's and AG's option on or before 7 March 2008 and 15 August 2008 respectively unless specifically agreed by both parties.

During the year, AG early redeemed all of its issued loan note at the request of the Group. As at 31 December 2006, the entire balance represented loan note issued by SHK.

21. Convertible bonds

	2006
	HK$'000
Unlisted debt securities	6,626

The Convertible Bonds (the "Bonds") carry the right to convert the principal amount of the Bonds into shares of HK$2.00 each in the share capital of the Bonds Issuer namely, Allied Properties (H.K.) Limited ("Bonds Issuer") at conversion price of HK$10.00 per share. The Group has the right to convert the outstanding principal amount of the Bonds into shares of the Bonds Issuer from 1 July 2009 and ending on the business day falling ten business days immediately preceding 9 November 2011 ("Conversion Period") at the initial rate of one Bonds to one new share of the Bond Issuer.

The Bonds bear interest at 7% per annum before the commencement of the Conversion Period and 4% per annum during the Conversion Period. The effective interest rate is 7%. The Bonds contain embedded derivative for the conversion option of the Bonds. The Group has assessed the fair value of the embedded derivative using the Binomial model and considered that there is no material financial impact on the result and the financial position of the Group.

22. Investments held for trading

Investments held for trading include:

	2006	2005
	HK$'000	*HK$'000*
Listed securities:		
– Equity securities listed in Hong Kong	1,150,189	571,410
– Equity securities listed elsewhere *(Note)*	540,321	315,054
	1,690,510	886,464

As at 31 December 2006, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Allied Group Limited	Hong Kong	Ordinary	10.3%
Sun Hung Kai & Co. Limited	Hong Kong	Ordinary	5.9%
Mount Gibson Iron Limited	Australia	Ordinary	9.0%

Note: The currency of the equity securities listed elsewhere is mainly denominated in Australian dollar.

23. Amount due from a minority shareholder

At 31 December 2005, the amount was unsecured, interest bearing at prime rate and was repayable within six months.

24. Debtors, deposits and prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Within 90 days	6,150	2,409
91 – 180 days	992	–
181 – 360 days	258	93
	7,400	2,502
Other debtors, deposits and prepayments	26,308	9,999
	33,708	12,501

25. Loan receivables

	2006	2005
	HK$'000	*HK$'000*
Fixed-rate loan	121,380	62,429
Variable-rate loan	2,218	12,000
	123,598	74,429

The average interest rate for the fixed-rate loan receivables was approximately 11% (2005: 12%) per annum.

The contracted interest rates of the variable-rate loan receivables denominated in Hong Kong dollars range from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") prime rate to HSBC prime rate plus 2% (effective interest rate: 10%). Interest is normally repriced at every six months.

Fixed-rate loan receivables amounting to HK$80,102,000 (2005: HK$2,400,000) and variable-rate loan receivables amounting to HK$2,218,000 (2005: HK$12,000,000) are secured loans.

26. Pledged bank deposits and bank balances and cash

Bank balances carry interest at market rates which range from 2.75% to 4.60% (2005: 0.03% to 3.90%). The pledged bank deposits at 31 December 2005 represented deposit pledged to bank to secure banking facilities granted to the Group and carry fixed interest rate range from 0.38% to 3.16%. Such pledged bank deposits were released during the year.

27. Disposal group classified as held for sale

On 23 March 2006, the Group entered into a sale and purchase agreement (the "Agreement") with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限公司 ("天利安"), a non-wholly owned subsidiary of the Company, together with the amount due from a minority shareholder at an aggregate consideration of RMB99,900,000 (equivalent to HK$99,900,000), of which a deposit of RMB31,220,000 (equivalent to HK$30,027,000) had been received. The consideration was subsequent increased to RMB102,550,000 (equivalent to HK$102,550,000) and the Agreement was completed on 3 April 2007. The profit from the disposal will be reflected in the Group's consolidated financial statements for the year ending 31 December 2007. The assets and liabilities related to 天利安, have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet.

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	31.12.2006
	HK$'000
Investment property	80,953
Construction in progress	48,046
Debtors, deposits and prepayments	615
Amount due from a minority shareholder	4,805
Total assets classified as held for sale	134,419
Creditors and accrued charges	24,616
Deposit received	30,027
Deferred tax liability	5,391
Taxation payable	10
Liabilities associated with assets classified as held for sale	60,044

28. Creditors and accrued charges

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2006	2005
	HK$'000	*HK$'000*
Trade creditors due within 90 days	14,684	35
Other creditors and accrued charges	40,796	41,141
	55,480	41,176

29. Other borrowings

Other borrowings represent securities margin financing received from stock broking, futures and options broking house. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest range from 4.35% to 8.25% (2005: 4.0% to 8.0%).

30. Share capital

	Number of shares		Value	
	2006	2005	2006	2005
			HK$'000	*HK$'000*
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	30,000,000,000	30,000,000,000	300,000	300,000
Issued and fully paid:				
At beginning of the year	297,479,547	301,755,547	2,975	3,018
Repurchase of shares	(14,596,000)	(4,276,000)	(146)	(43)
At end of the year	282,883,547	297,479,547	2,829	2,975

During the year, the Company repurchased its own shares through the Stock Exchange as follows:

Month of repurchase	Number of ordinary shares of HK$0.10 each	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	*HK$*	*HK$'000*
February 2006	504,000	1.26	1.25	634
April 2006	2,000,000	2.68	2.48	5,202
May 2006	9,352,000	3.33	3.00	30,014
October 2006	112,000	3.15	3.14	352
November 2006	2,628,000	3.88	3.79	10,176
	14,596,000			46,378

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$46,232,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The repurchases of the Company's shares during the year were effected by the Directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

31. Deferred taxation

At 31 December 2005, deferred tax liability amounting to HK$5,391,000 was due to the acquisition of a subsidiary. The amount was classified as liabilities associated with assets classified as held for sale as at 31 December 2006.

At 31 December 2006, the Group has estimated unused tax losses of approximately HK$1,235 million (2005: HK$1,541 million), for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of approximately HK$34 million (2005: HK$37 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. Contingent liabilities

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly known as Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not possible to estimate the financial effect of the indemnities and warranty given.

33. Litigation

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly known as Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly known as Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these consolidated financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, the Group is not engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

34. Capital commitments

	2006	2005
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of an investment property	–	14,716

35. Pledge of assets

At the balance sheet date, the following assets of the Group were pledged to banks and securities brokers house to secure short term credit facilities:

	2006	2005
	HK$'000	*HK$'000*
Investment properties	26,640	22,100
Investments held for trading	1,210,235	737,033
Available-for-sale investments	115,607	19,272
Securities brokers house deposits	196	–
Bank deposits	–	10,526
	1,352,678	788,931

36. Lease commitments

The Group as lessee

	2006	2005
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases in respect of premises	1,951	1,566

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	875	2,008
In the second to fifth year inclusive	–	813
	875	2,821

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average term of two years.

The Group as lessor

Property rental income earned during the year was approximately HK$3,801,000 (2005: HK$2,723,000). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	3,778	3,528
In the second to fifth year inclusive	2,739	5,087
	6,517	8,615

37. Retirement benefits schemes

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the consolidated income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2006, there was no forfeited contributions (2005: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund for certain employees in Hong Kong based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions charged to consolidated income statement was HK$270,000 (2005: HK$329,000).

38. Related party transactions

Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the year was as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Salaries and other short-term employee benefits	46,800	17,128
Retirement benefits costs	60	60
	46,860	17,188

The remuneration of Directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends.

39. Acquisition of a subsidiary

On 28 June 2005, the Group acquired 75% of the issued share capital of 深圳市天利安貿業發展有限公司 for a consideration of HK$35,988,000. This acquisition has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination *HK$'000*	Fair value adjustments *HK$'000*	Fair value *HK$'000*
Net assets acquired:			
Investment property	44,065	35,940	80,005
Construction in progress	47,034	–	47,034
Debtors, deposits and prepayments	500	–	500
Bank and cash balances	9	–	9
Creditors and accrued charges	(51,669)	–	(51,669)
Amount due to a previous shareholder	(22,503)	–	(22,503)
Tax liability	(1)	–	(1)
Deferred tax liability	–	(5,391)	(5,391)
	17,435	30,549	47,984
Minority interest			(11,996)
			35,988
Total consideration satisfied by:			
Cash consideration paid			30,980
Loan receivable			5,008
			35,988
Net cash outflow arising on acquisition:			
Cash consideration paid			(30,980)
Cash and cash equivalents acquired			9
			(30,971)

In respect of the above acquisition, consideration of approximately HK$30,980,000 was satisfied by cash and the remaining amount of approximately HK$5,008,000 was satisfied by the loan receivable.

If the acquisition had been completed on 1 January 2005, total group revenue for 2005 would have been HK$223,086,000, and profit for 2005 would have been HK$104,398,000. The pro forma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

The subsidiary acquired did not have significant contribution to the Group's turnover and result for 2005 between the date of acquisition and the balance sheet date in 2005.

40. Disposal of a subsidiary

During the year ended 31 December 2005, the Group disposed a wholly-owned subsidiary on 20 September 2005:

	HK$'000
NET LIABILITIES DISPOSED OF	
Amounts due to group companies *(Note)*	(9,077)
Satisfied by:	
Cash	3,544
Net cash inflow arising on disposal:	
Cash consideration received	3,544

During the year ended 31 December 2005, the disposed subsidiary did not make a significant contribution to the Group's profit and cash flows respectively.

Note: Amounts due to group companies were waived at the date of disposal and therefore there was a gain on disposal of HK$3,544,000.

41. Particulars of principal subsidiaries

Particulars of the principal subsidiaries as at 31 December 2006 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Indirectly held				
China Capital Holdings Limited	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Future Rise Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading and investment in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
New Fortress Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sinway Limited	Hong Kong	Ordinary HK$2	100%	Mobile handsets distribution
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Charter Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Mobile handsets distribution
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展(深圳)有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services
深圳市天利安實業發展有限公司**	China	Registered RMB46,000,000	75%	Property investment

\# *The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.*

* *Wholly foreign-owned enterprise.*

** *天利安 is a sino-foreign equity joint venture entity owned by the Company and independent third parties in China. On 8 November 2005, the registered capital of 天利安 was increased by RMB20,000,000 (equivalent to HK$19,220,000) and the whole capital contribution was contributed by Star Charter Limited, an indirectly wholly owned subsidiary of the Company. Under the loan agreement entered into between Star Charter Limited and a minority shareholder of 天利安, 25% of the abovementioned capital contribution (i.e. RMB5,000,000 equivalent to HK$4,805,000) was paid by Star Charter Limited on behalf of a minority shareholder. The Group therefore effectively has 75% attributable economic interest in 天利安.*

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2006 or at any time during the year.

42. Post balance sheet event

The Group ceased the business operation of mobile phone distribution in March 2007.

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTH ENDED 30TH JUNE, 2007

The following is the unaudited condensed consolidated financial statements and notes to the financial statements of the Group for the six months ended 30th June, 2007 extracted from the 2007 interim report of the Company:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
		30.6.2007	**30.6.2006**
	Notes	*HK$'000*	*HK$'000*
		(unaudited)	(unaudited)
Continuing operations:			
Turnover	*3*	1,115,705	512,376
Rental income		2,294	1,761
Dividend income from listed investments		6,770	10,409
Interest income from loan receivables		6,497	3,683
Net gain on investments	*4*	572,584	617,515
Other income		15,494	9,030
Administrative expenses		(7,884)	(22,834)
Other expenses		(339)	(532)
Finance costs	*5*	(8,994)	(3,225)
Fair value changes on investment properties	*18*	14,707	–
Share of profits of an associate		609	–
Gain on disposal of an associate		–	1,740
Profit before taxation		601,738	617,547
Taxation	*6*	(62,769)	(9,600)
Profit from continuing operations		538,969	607,947
Discontinued operation:			
Loss for the period from discontinued operation	7	(1,548)	(4,551)
Profit for the period	*8*	537,421	603,396
Attributable to:			
Equity holders of the Company		528,424	603,396
Minority interests		8,997	–
		537,421	603,396
Dividends recognised as distribution	*9*	11,084	11,425
Earnings per share	*10*		
From continuing and discontinued operations			
– Basic		HK$1.88	HK$2.06
From continuing operations			
– Basic		HK$1.89	HK$2.07

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30.6.2007 HK$'000 (unaudited)	As at 31.12.2006 HK$'000 (audited)
Non-current assets			
Investment properties	11	84,085	81,589
Property, plant and equipment	11	3,159	4,712
Prepaid lease payments		1,026	2,424
Interest in an associate	12	181,335	–
Available-for-sale investments		588,052	557,375
Loan notes		51,428	50,476
Convertible bonds		3,313	6,626
		912,398	703,202
Current assets			
Inventories held for sale-finished goods		–	1,471
Investments held for trading		2,467,464	1,690,510
Debtors, deposits and prepayments	13	109,330	33,708
Loan receivables		121,122	123,598
Tax recoverable		4,050	3,543
Bank balances and cash		53,107	58,007
		2,755,073	1,910,837
Assets classified as held for sale		–	134,419
		2,755,073	2,045,256

	Notes	As at 30.6.2007 HK$'000 (unaudited)	As at 31.12.2006 HK$'000 (audited)
Current liabilities			
Creditors, accrued charges and other payable	14	134,719	55,480
Customers' deposits and receipts in advance		11,363	31,283
Other borrowings	15	444,336	170,100
Taxation payable		78,349	15,657
		668,767	272,520
Liabilities associated with assets classified as held for sale		–	60,044
		668,767	332,564
Net current assets		2,086,306	1,712,692
		2,998,704	2,415,894
Capital and reserves			
Share capital	16	2,766	2,829
Reserves		2,986,892	2,396,218
Equity attributable to equity holders of the Company		2,989,658	2,399,047
Minority interests		9,046	16,847
Total equity		2,998,704	2,415,894

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2007

	Attributable to equity holders of the Company								Minority interests	Total
	Share capital	Share premium	Buildings revaluation reserve	Investments revaluation reserve	Capital redemption reserve	Translation reserve	Retained profits	Sub-total		
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	–	–	–	310,958	–	–	–	310,958	–	310,958
Exchange difference arising from translation of overseas operations	–	–	–	–	–	475	–	475	–	475
Net income recognised directly in equity	–	–	–	310,958	–	475	–	311,433	–	311,433
Realised upon disposal of available-for-sale investments	–	–	–	(26,450)	–	–	–	(26,450)	–	(26,450)
Profit for the period	–	–	–	–	–	–	603,396	603,396	–	603,396
Total recognised income for the period	–	–	–	284,508	–	475	603,396	888,379	–	888,379
Repurchase of shares	(119)	(35,731)	–	–	119	–	(119)	(35,850)	–	(35,850)
Dividend paid	–	–	–	–	–	–	(11,425)	(11,425)	–	(11,425)
At 30th June 2006	2,856	635,562	1,064	315,012	2,084	945	1,168,513	2,126,036	16,798	2,142,834

	Attributable to equity holders of the Company									
	Share capital	Share premium	Buildings revaluation reserve	Investments revaluation reserve	Capital redemption reserve	Translation reserve	Retained profits	Sub-total	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2007	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	–	–	–	32,111	–	–	–	32,111	–	32,111
Exchange difference arising from translation of overseas operations	–	–	–	–	–	1,462	–	1,462	–	1,462
Net income recognised directly in equity	–	–	–	32,111	–	1,462	–	33,573	–	33,573
Realised upon disposal of available-for-sale investments	–	–	–	596	–	–	–	596	–	596
Profit for the period	–	–	–	–	–	–	528,424	528,424	8,997	537,421
Total recognised income and expense for the period	–	–	–	32,707	–	1,462	528,424	562,593	8,997	571,590
Disposal of a subsidiary	–	–	–	–	–	–	–	–	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investment held for trading	–	–	–	–	–	–	68,266	68,266	–	68,266
Changes in equity of SAC (as defined in note 4) on previously held interest	–	–	–	–	–	–	(74)	(74)	–	(74)
Repurchase of shares	(63)	(29,027)	–	–	63	–	(63)	(29,090)	–	(29,090)
Dividend paid	–	–	–	–	–	–	(11,084)	(11,084)	–	(11,084)
At 30th June 2007	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2007

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	(265,928)	(103,698)
INVESTING ACTIVITIES		
Net proceeds from disposal of available-for-sale investments	1,434	41,200
Net proceeds from redemption of loan notes	–	39,504
Deposits received for the disposal of a subsidiary	–	30,027
Dividend received	6,770	10,409
Other investing activities	6,216	8,017
CASH FROM INVESTING ACTIVITIES	14,420	129,157
FINANCING ACTIVITIES		
New other borrowings raised	1,721,041	719,295
Repayments of other borrowings	(1,446,805)	(657,877)
Dividend paid	–	(11,422)
Repurchase of shares	(29,090)	(35,850)
NET CASH FROM FINANCING ACTIVITIES	245,146	14,146
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,362)	39,605
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	1,462	475
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	58,007	16,819
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD represented by bank balance and cash	53,107	56,899

NOTES:–

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. Principal accounting policies

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2006 except as described below.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – Int 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – Int 8	Scope of HKFRS 2 [3]
HK(IFRIC) – Int 9	Reassessment of embedded derivatives [4]
HK(IFRIC) – Int 10	Interim financial reporting and impairment [5]

[1] *Effective for accounting periods beginning on or after 1st January 2007*

[2] *Effective for accounting periods beginning on or after 1st March 2006.*

[3] *Effective for accounting periods beginning on or after 1st May 2006.*

[4] *Effective for accounting periods beginning on or after 1st June 2006.*

[5] *Effective for accounting periods beginning on or after 1st November 2006.*

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing costs [1]
HKFRS 8	Operating segments [1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions [2]
HK(IFRIC) – Int 12	Service concession arrangements [3]

[1] *Effective for accounting periods beginning on or after 1st January 2009.*

[2] *Effective for accounting periods beginning on or after 1st March 2007.*

[3] *Effective for accounting periods beginning on or after 1st January 2008.*

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. Business information

Business segments

The Group is currently organised into four main operating divisions – securities trading and investments, financial services, property investment and mobile phone distribution. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these business is presented below:

For the six months ended 30th June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	–	(7,809)
Share of profits of an associate				609	–	609
Finance costs				(8,994)	–	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

For the six months ended 30th June 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	506,932	3,683	1,761	512,376	31,432	543,808
Segment result	633,168	3,950	(402)	636,716	(4,562)	632,154
Gain on disposal of an associate				1,740	–	1,740
Unallocated other income				1,463	11	1,474
Unallocated corporate expenses				(19,147)	–	(19,147)
Finance costs				(3,225)	–	(3,225)
Profit before taxation				617,547	(4,551)	612,996
Taxation				(9,600)	–	(9,600)
Profit for the period				607,947	(4,551)	603,396

4. Net gain on investments

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Net realised (loss) gain on derivatives	(7,366)	4,609
Net realised gain on disposal of investments held for trading	117,368	135,882
Fair value changes on investments held for trading *(Note)*	463,178	454,535
Net realised (loss) gain on disposal of available-for-sale investments	(596)	26,450
Discount on early redemption of loan notes	–	(3,961)
	572,584	617,515

Note: Fair value changes on investments held for trading excludes fair value gain on the Group's 9.99% equity interest in Shanghai Allied Cement Limited ("SAC") from the beginning of the current financial period till 29th June 2007, the date when the Group obtained significant influence of SAC resulting from the additional acquisition of 17% equity interest in SAC *(Note 12)*.

5. Finance costs

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. Taxation

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**	**30.6.2007**	**30.6.2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The current tax comprises:						
Hong Kong Profits Tax	61,034	9,600	27	–	61,061	9,600
Enterprise income tax in China	1,735	–	–	–	1,735	–
	62,769	9,600	27	–	62,796	9,600

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both periods except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

7. Discontinued operation

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation for the period were as follows:

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Turnover	7,681	31,432
Cost of sales	(8,072)	(28,867)
Other income	1,678	11
Distribution expenses	(1,050)	(2,424)
Administrative and other expenses	(1,758)	(1,116)
Allowance for bad and doubtful debts	–	(3,587)
Loss before taxation	(1,521)	(4,551)
Taxation	(27)	–
Loss for the period	(1,548)	(4,551)

8. Profit for the period

	Continuing operations Six months ended		Discontinued operation Six months ended		Consolidated Six months ended	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**	**30.6.2007**	**30.6.2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	3,021	15,719	945	1,719	3,966	17,438
(Reversal) write-down of inventories	–	–	(1,117)	3,587	(1,117)	3,587
Depreciation and amortisation	144	218	311	93	455	311
Interest income	(4,974)	(8,436)	(33)	(31)	(5,007)	(8,467)

9. Dividends

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Dividend recognised as distribution – HK$0.04 per share (2006: HK$0.04)	11,084	11,425
Interim dividend, proposed – HK$0.01 per share (2006: HK$0.01)	2,762	2,855

10. Earnings per share

From continuing and discontinued operations

The calculation of the basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share attributable to the equity holders of the Company	528,424	603,396
	Number of shares	*Number of shares*
Weighted average number of ordinary shares for the purposes of basic earnings per share	280,790,340	293,554,554

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Earnings for the period attributable to equity holders of the Company	528,424	603,396
Add: Loss for the period from discontinued operation	1,548	4,551
Earnings for the purposes of basic earnings per share from continuing operations	529,972	607,947

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.006 per share (2006: HK$0.016 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 (2006: loss for the period of HK$4,551,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. Movements in investment properties, property, plant and equipment

The directors consider that the fair values of the buildings included in property, plant and equipment at 30th June 2007 are not materially different from the professional valuation made at 31st December 2006 and, accordingly, no fair value changes have been recognised in the current period.

The Group's investment properties were fair valued by the directors.

12. Interest in an associate

During the current period, the Group acquired an additional 17% equity interest in SAC ("Acquisition"). Before the Acquisition, the Group had 9.99% equity interest in SAC and the investment was accounted for as investments held for trading. Following the completion of the Acquisition on 29 June 2007, the Group has 26.99% beneficially interest in SAC and is able to exercise significant influence on SAC. Accordingly, SAC has become an associate of the Group.

On 29th June 2007, the cumulative fair value changes of the Group's 9.99% equity interest in SAC was accounted for as explained in note 2.

At the balance sheet date, the total number of SAC shares held by the Group was 196,858,680 and the quoted market price was HK$3.28.

13. Debtors, deposits and prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2007	**31.12.2006**
	HK$'000	*HK$'000*
Within 90 days	2,790	4,392
91 – 180 days	2,755	992
181 – 360 days	2,266	258
Over 360 days	259	–
	8,070	5,642
Other debtors, deposits and prepayments	101,260	28,066
	109,330	33,708

14. Creditors, accrued charges and other payable

An aged analysis of trade creditors is as follows:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Trade creditors due within 90 days	–	1,008
Other creditors, accrued charges and other payable	134,719	54,472
	134,719	55,480

15. Other borrowings

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest at prevailing market rates.

16. Share capital

	Number of shares	Share capital
		HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30th June 2007 and 31st December 2006	30,000,000,000	300,000
Issued and fully paid:		
At 1st January 2007	282,883,547	2,829
Repurchase of shares	(6,240,000)	(63)
At 30th June 2007	276,643,547	2,766

17. Pledge of assets

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2007	**31.12.2006**
	HK$'000	*HK$'000*
Investment properties	26,640	26,640
Investments held for trading	2,352,959	1,210,235
Available-for-sale investments	175,321	115,607
Securities brokers house deposits	199	196
	2,555,119	1,352,678

18. Disposal of a subsidiary

The net assets of the non-wholly owned subsidiary at the date of disposal were as follows:

	3.4.2007
	HK$'000
Net assets disposed of	84,559
Minority interest	16,798
	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Deferred consideration included in debtors, deposits and prepayment	71,330
	101,357
Net cash outflow arising on disposal:	
Bank balances and cash disposed of	1

The assets and liabilities related to this subsidiary have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31st December 2006.

The assets held by the subsidiary are mainly investment properties. The fair value gain of HK$14,707,000 on these investment properties upon the disposal was recognised in the condensed consolidated income statement during the period.

19. Post balance sheet events

On 11th July 2007, Famous Mount Investments Limited ("Famous Mount"), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Printronics Group Limited and Shougang Concord Technology Holdings Limited pursuant to which Famous Mount has agreed to purchase 40% of entire issued share capital of Printronics Electronics Limited ("Printronics Electronics"), a company incorporated in Hong Kong, for an aggregate consideration of HK$181,806,698. Printroncis Electronics is an investment holding company and its associate is principally engaged in the manufacturing and sale of printed circuit boards. Following completion of the acquisition, Printronics Electronics will become an associate of the Group. The transaction was completed on 18th July 2007.

4. WORKING CAPITAL

The Directors are of the opinion that after taking into account the Group's existing cash and bank balances, the present available margin loan facilities, the expected internally generated funds and the proceeds from the Open Offer, the Group has sufficient working capital for its present requirement for the next twelve months from the date of this circular, in the absence of unforeseen circumstances.

5. STATEMENT OF INDEBTEDNESS

As at the close of business on 30 November 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$925,800,000 comprising unsecured term loan of HK$490,813,000 and securities margin loans of approximately HK$434,987,000. The securities margin loans were secured by the Group's pledged marketable securities.

As at 30 November, 2007, the Group's investment properties, investments held for trading, available-for-sale investments, and securities brokers house deposit with respective carrying values of HK$26,640,000, HK$2,607,402,062, HK$1,278,271,506 and HK$8,095,399 were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

Save as otherwise disclosed herein above, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, any term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured or unsecured, guaranteed or not), any mortgages or charges, or other material contingent liabilities or guarantee at the close of business of 30 November 2007.

6. CONTINGENT LIABILITIES

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly known as Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not possible to estimate the financial effect of the indemnities and warranty given.

7. LITIGATION

As at 30 November 2007, the litigations/claims of the Group are disclosed in the paragraph "Litigation" in Appendix IV. Save as aforesaid, the Group had no other material litigation as at 30 November 2007.

8. FUTURE PROSPECTS OF THE GROUP

The recent volatility experienced by the global financial markets has adversely affected the investment environment. The concerns about the well-being of the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency has led to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession. It will be very challenging for the Group in the second half of the year to sustain a satisfactory performance. Nevertheless, as a value investor, the Group will constantly review and adjust its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

In line with the above strategy, on 11th July 2007, the Group entered into a sale and purchase agreement to acquire 40% of the issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. Following the completion of the transaction on 18th July 2007, PEL became an associate of the Group. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

On 26th July 2007, Shanghai Allied Cement Limited ("SAC") entered into a conditional agreement (the "Conditional Agreement") to purchase the entire issued share capital of Redstone Gold Limited which engages in the business of gold mining in China. The consideration under the Conditional Agreement will be settled by both cash and new shares of SAC. The Group believes that this acquisition represents a good opportunity for the SAC to develop its investment and business in the natural resources sector and will enable the SAC to diversify into the potentially profitable gold mining business in China, which, in turn, will enhance the value for the Group's shareholders.

9. MATERIAL CHANGE

As at the Latest Practicable Date, save as disclosed in this circular, the Directors were not aware of any material change in the financial or trading position or outlook of the Group since 31st December 2006, being the date of which the latest published audited financial statements of the Group were made up.

I. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following is the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group which has been prepared in accordance with Rule 4.29 of the Listing Rules to illustrate the effect of the Open Offer of 276,183,547 Offer Shares at the Subscription Price of HK$4.00 per Offer Shares in the proportion of one Offer Share for every one Share held at the Record Date on the net tangible assets of the Group as if the Open Offer had been completed on 30 June 2007. As it is prepared for illustrative purposes only, and because of its hypothetical nature, it may not give a true picture of the financial position of the Group upon completion of the Open Offer.

The unaudited pro forma statement of adjusted consolidated net tangible assets of the Group is prepared based on unaudited consolidated net tangible assets attributable to equity holders of the Company as at 30 June 2007, as shown in the unaudited condensed consolidated balance sheet of the Company as at 30 June 2007 as set out in Appendix I to the Circular and the adjustments described below.

Unaudited consolidated net assets attributable to equity holders of the Company as at 30 June 2007	Unaudited intangible assets of the Group as at 30 June 2007	Adjusted unaudited net tangible assets attributable to equity holders of the Company as at 30 June 2007	Estimated net proceeds from the Open Offer	Unaudited pro forma adjusted consolidated net tangible assets attributable to equity holders of the Company as at 30 June 2007 as adjusted for the Open Offer	Unaudited pro forma adjusted consolidated net tangible assets per Share as at 30 June 2007 as adjusted for the Open Offer
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$*
(Note 1)	*(Note 2)*		*(Note 3)*		*(Note 4)*
2,989,658	98,806	2,890,852	1,101,700	3,992,552	7.22

Notes:

1. The unaudited consolidated net tangible assets attributable to equity holders of the Company as at 30 June 2007 has been extracted from the published interim report of the Company for the six months ended 30 June 2007.

2. Unaudited intangible assets of the Group as at 30 June 2007 represent the goodwill and intangible assets arising on acquisition of an associate included in the interest in an associate of HK$98,806,000.

3. The estimated net proceeds of approximately HK$1,101,700,000 from the Open Offer being proceeds of approximately HK$1,104,700,000 based on 276,183,547 Offer Shares to be issued at the Subscription Price of HK$4.00 per Offer Share and after deducting estimated expenses of approximately HK$3,000,000 attributable to the Open Offer.

4. The calculation of the unaudited pro forma adjusted consolidated net tangible assets per Share of the Company is based on 552,827,094 Shares (including the issued share capital of the Company of 276,643,547 Shares as at 30 June 2007 and 276,183,547 Offer Shares) in issue after the completion of the Open Offer. The unaudited pro forma statement of adjusted consolidated net tangible assets has not taken into account the effect of 460,000 shares repurchased by the Company subsequent to 30 June 2007 up to the Latest Practicable Date.

II. REPORT FROM REPORTING ACCOUNTANTS

The following is the full text of a report received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular:

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP TO THE DIRECTORS OF COL CAPITAL LIMITED

We report on the unaudited pro forma statement of adjusted consolidated net tangible assets of COL Capital Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 123 to 124 under the heading of "Unaudited Pro Forma Financial Information of the Group in Appendix II to the circular issued by the Company dated 31 December, 2007 ("the Circular"). The unaudited pro forma statement of adjusted consolidated net tangible assets has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the proposed open offer to the qualifying shareholders on the basis of one offer share for every one share of the Company might have affected the financial information presented for inclusion in Appendix II of the Circular. The basis of preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets is set out on page 123 and 124 of the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of adjusted consolidated net tangible assets in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma statement of adjusted consolidated net tangible assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of adjusted consolidated net tangible assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basic of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma statement of adjusted consolidated net tangible assets with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma statement of adjusted consolidated net tangible assets is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 June, 2007 or any future date.

Opinion

In our opinion:

(a) the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

31st December, 2007

SUMMARY OF THE TERMS OF THE WARRANTS

The Warrants are proposed to be created and constituted by the instrument by way of deed poll to be executed by the Company (the "Instrument") and will be issued in registered form and will form one class and rank pari passu in all respects with each other.

Warrantholders (as defined below) shall be entitled to the benefit of, be bound by, and be deemed to have notice of all the provisions of the Instrument. Copies of the Instrument, the principal provisions of which are summarised below, will be available at the registered office of the Company or such other place as may be notified to the Warrantholders (as defined below) from time to time.

References in this summary to "Shares" are to the shares of HK$0.01 each in the authorised share capital of the Company existing on the date of issue of the Warrants and all other shares from time to time and for the time being ranking pari passu therewith and all other shares in the capital of the Company resulting from any sub-division, consolidation or re-classification of Shares.

1. Subscription

(a) The registered holder or joint holders for the time being of a Warrant ("Warrantholder") shall have rights ("Subscription Rights") to subscribe in cash for fully-paid Shares but not in respect of any fraction of a Share at a price (subject to the adjustments referred to below) of HK$8.00 per Share ("Subscription Price"). The Subscription Rights attaching to the Warrants held by a Warrantholder may be exercised, in respect of all or part of the Warrants so held, at any time between the date when dealings in the Warrants on the Stock Exchange commence (which is expected to be 20th February, 2008) ("Commencement Date") and a date falling three years from the Commencement Date (which is expected to be 19th February 2011) (both dates inclusive, and if either such date is not a Business Day, then the Business Day immediately preceding such date) ("Subscription Period"). Any Subscription Rights which have not been exercised on or before the end of the Subscription Period will thereafter lapse and the relevant Warrants will cease to be valid for any purpose.

(b) A Warrantholder may exercise his Subscription Rights by completing and signing the subscription form endorsed on the Warrant certificate or the separate subscription form which the Company permits to be used (both of which shall, once signed and completed, be irrevocable) and delivering the Warrant certificate, together with the separate subscription form if appropriate, to the registrar of the Company for the time being ("Registrar"), together with a remittance for the subscription moneys for the Shares in respect of which the Subscription Rights are being exercised. The date on which such documents (duly completed and signed) and the relevant remittances are delivered to the Registrar shall be the date on which the relevant Subscription Rights are exercised and is hereafter referred to as the "Subscription Date". In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations for the time being applicable.

(c) No fraction of a Share will be allotted but any balance of the subscription moneys paid on the exercise of the Subscription Rights will be refunded by the Company to the relevant Warrantholder, provided that if the Subscription Rights comprised in two or more Warrant certificates are exercised by a Warrantholder on the same Subscription Date then, for the purpose of determining whether any (and if so what) fraction of a Share arises, the Subscription Rights represented by such Warrant certificates shall be aggregated.

(d) The Company undertakes in the Instrument that Shares falling to be issued upon the exercise of the Subscription Rights will be issued and allotted not later than twenty-eight (28) days after the relevant Subscription Date and will rank pari passu in all respects with the fully-paid Shares in issue on the relevant Subscription Date and accordingly shall entitle the holders thereof to participate in all dividends and/or other distributions declared, paid or made and/or offers of further securities made by the Company on or after the relevant Subscription Date unless adjustment thereof has been made as provided in the Conditions (as defined in the Instrument) and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the Record Date (as defined in the Instrument) therefore is before the relevant Subscription Date and notice of the amount and Record Date therefor has been given to the Stock Exchange prior to the relevant Subscription Date.

(e) As soon as practicable after the relevant allotment of Shares (and not later than twenty-eight (28) days after the relevant Subscription Date), there will be issued free of charge to the Warrantholder:

(i) a certificate (or certificates) for the relevant Shares in the name(s) of the Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights comprised within the Warrant certificate(s) delivered as described in sub-paragraph (b) above remaining unexercised;

(iii) (if applicable) a cheque representing any fractional entitlement to Shares not allotted as mentioned in sub-paragraph (c) above; and

(iv) (if applicable) a Deficiency Certificate (as defined in the Instrument).

The certificates for Shares arising on the exercise of Subscription Rights, the balancing Warrant certificate (if any), the cheque in respect of a refund (if any) and the Deficiency Certificate (if any) will be sent by post at the risk of the said Warrantholder to the address of such Warrantholder as set out in the register of Warrantholders (or in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificates and cheques may by prior arrangement be retained by the Registrar to await collection by the relevant Warrantholder.

2. Adjustment of Subscription Price

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the provisions of the Instrument.

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases:

(i) an alteration to the nominal amount of the Shares by reason of any consolidation or subdivision;

(ii) an issue (other than in lieu of a cash dividend) by the Company of Shares credited as fully-paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) a Capital Distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of Shares in their capacity as such;

(iv) a grant by the Company to the holders of Shares (in their capacity as such) of rights to acquire for cash any assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer or grant of Shares being made by the Company to holders of Shares by way of rights or of options or warrants to subscribe for new Shares, at a price which is less than 90 per cent. of the market price (calculation as provided in the Instrument);

(vi) an issue wholly for cash being made by the Company or any other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per Share is less than 90 per cent. of the market price (calculation as provided in the Instrument), or the terms of any such issue are altered so that the said total Effective Consideration is less than 90 per cent. of the market price (calculation as provided in the Instrument); and

(vii) the purchase by the Company of Shares or securities convertible into new Shares or any rights to acquire Shares (other than on the Stock Exchange or any other stock exchange) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraphs (a)(ii) to (viii) above will be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion rights attached to securities convertible into Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares, or by the Company or any Subsidiary of securities convertible into or carrying rights to acquire Shares, in consideration in whole or in part for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) which has been or may be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of any other securities convertible into or carrying rights to acquire Shares); or

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculation as provided in the Instrument) of the Shares is not more than 110 per cent. of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash.

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with effect from a different time from that provided for under the said provisions, the Company may appoint either an Approved Merchant Bank or the Auditors (both as defined in the Instrument) to consider whether for any reason whatsoever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relevant interests of the persons affected thereby and, if such Approved Merchant Bank or the Auditors (as the case may be) shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis and/or the adjustment shall take effect from such other date and/or time) as shall be certified by the Approved Merchant Bank or the Auditors to be in their opinion appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent so that any amount under half a cent shall be rounded down and any amount of half a cent or more shall be rounded up and in no event shall any adjustment be made to the Subscription Price in any case in which the amount by which the Subscription Price would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. In no event shall an adjustment be made (otherwise than upon the consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price or which would result in the Shares being issued at a discount to their nominal value.

(e) Every adjustment to the Subscription Price shall be certified by the Approved Merchant Bank or the Auditors (acting as experts whose decision, in the absence of manifest error, shall be conclusive and binding on the Company and the Warrantholders) and notice of each adjustment (giving the relevant particulars) shall be given to the Warrantholders. Any such certificates of the Approved Merchant Bank and/or the Auditors will be available for inspection at the registered office of the Company or such other place as may be notified to the Warrantholders from time to time where copies may be obtained.

3. Registered Warrants

The Warrants will be issued in registered form. The Company shall be entitled to treat the registered holder(s) of any Warrants as the absolute owner(s) thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Warrants on the part of any other person, whether or not the Company has express or other notice thereof.

4. Transfer, transmission and registration

The Warrants will be transferable, in whole amounts or integral multiples of HK$8.00, by instrument of transfer in any usual or common form or in any other form which may be approved by the Directors. Where the transferor or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company as may be approved by the Directors for this purpose), the transfers may be executed under the hands of authorised person(s) or by machine imprinted signature(s) on its behalf or of such person(s), as the case may be. The Company shall maintain a register of Warrantholders accordingly. Transfers of Warrants must be executed by both the transferor and the transferee. The provisions of the Company's Articles of Association relating to the registration, transfer and transmission of Shares shall apply, mutatis mutandis, to the registration, transfer and transmission of the Warrants (except where there are express provisions in the Instrument to the contrary).

Persons who hold Warrants and have not registered the Warrants in their own names and wish to exercise the Warrants should note that they may incur additional costs and expenses in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Warrants, in particular during the period commencing ten (10) Business Days prior to and including the last day for subscription (which is expected to be 19th February, 2011).

Since the Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Warrants to be a date at least three trading days before the last day of the Subscription Period (which is expected to be 19th February, 2011).

5. Closure of register of Warrantholders

The registration of transfers may be suspended and the register of Warrantholders may be closed for such periods as the Directors may from time to time direct, provided that the same may not be closed for a period, or for periods together, of more than thirty (30) days in any one year. Any transfer or exercise of the Subscription Rights attached to the Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attached to his Warrants (but not otherwise), be considered as made immediately after the re-opening of the register of Warrantholders.

6. Purchase and cancellation

The Company or any Subsidiaries may at any time purchase Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price per Warrant, exclusive of expenses, not exceeding 110 per cent. of the closing price of the Warrants on the Stock Exchange prior to the date of purchase of the Warrants,

but not otherwise. All Warrants purchased shall be cancelled forthwith and may not be re-issued or re-sold.

7. Meetings of Warrantholders and modification of rights

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the Conditions. A Special Resolution duly passed at any such meeting of Warrantholders shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to that generality, by waiving compliance with, or by waiving or authorising any past or proposed breach of any of the provisions of the Conditions and/or the Instrument) with the prior sanction of a Special Resolution and may be effected only by deed poll executed by the Company and expressed to be supplemental to the Instrument.

(c) Where the Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of Warrants in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise as if such person were an individual Warrantholder.

8. Quorum

A quorum of a meeting of Warrantholders will be two or more persons representing in aggregate the holders of not less than 5 per cent. of the Warrants for the time being outstanding, present in person or by proxy.

9. Replacement of Warrant certificates

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the Company's discretion, be replaced at the office of the Registrar on payment of such costs which may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security which the Company may require and on payment of such fee not exceeding HK$2.50 per certificate (or such other amount as may from time to time be permitted under the rules of the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, section 71A subsections (2), (3), (4), (6), (7) and (8) of the Companies Ordinance shall apply as if shares referred to therein included Warrants.

10. Protection of Subscription Rights

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. Call

If at any time the aggregate of the amount of Exercise Moneys (as defined in the Instrument) attached to the outstanding Warrants is equal to or less than 20 per cent. of the amount of moneys payable on exercise of all the Warrants issued under the Instrument, then the Company may, on giving not less than three months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Warrants will be automatically cancelled, without compensation to Warrantholders.

12. Further issues

The Company shall be at liberty to issue further subscription warrants in such manner and on such terms as it sees fit.

13. Undertakings by the Company

The Company undertakes in the Instrument that:

(a) upon the exercise of any Subscription Rights it will within twenty-eight (28) days after the relevant Subscription Date allot and issue the number of Shares for which subscription is made;

(b) all Shares allotted on the exercise of the Subscription Rights will, taking into account of any adjustment which may have been made pursuant to paragraph 2(a) of this Appendix, rank pari passu in all respects with the fully-paid Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders thereof to participate in full in all dividends and/or other distributions, declared, paid or made and/or offers of further securities made by the Company on or after the relevant Subscription Date unless adjustment therefor has been made as provided in the Instrument and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the Record Date therefor shall be before the relevant Subscription Date and notice of the amount and Record Date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date;

(c) it will send to each Warrantholder, at the same time as the same are sent to Shareholders, its audited financial statements and all other notices, reports and communications despatched by it to Shareholders generally;

(d) it will pay (if applicable) all Hong Kong stamp and capital duties, registration fees or similar charges in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights;

(e) it will use its best endeavours to ensure that all Shares allotted on exercise of the Subscription Rights shall be admitted to listing on the Stock Exchange provided that no admission shall be obtained in the event that the Shares cease to be listed on the Stock Exchange as a result of an offer being made to the holders of Shares (or to holders excluding the offeror and/or its nominee(s) to acquire all or a proportion of the Shares);

(f) it will keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription or conversion into Shares; and

(g) it will use its best endeavours to procure that at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or any other Warrants), and all Shares allotted and issued upon exercise of the Subscription Rights may upon allotment and issue or as soon as reasonably practicable thereafter, be dealt on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to the Warrantholders).

14. Winding up of the Company

(a) If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company, then if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person(s) designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal will be binding on all the Warrantholders; and

(b) in the event a notice is given by the Company to its Shareholders during the Subscription Period to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each Shareholder give notice thereof to all Warrantholders (together with a notice of the existence of this provision) and thereupon, each Warrantholder shall be entitled to exercise all or any of the Subscription Rights attaching to his Warrants at any time not later than two Business Days prior to the proposed general meeting of the Company by delivering to the Company the completed Subscription Form(s), accompanied by payment of the relevant subscription money, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Warrantholders credited as fully paid.

Subject to the foregoing, if the Company is wound-up, all Subscription Rights which have not been exercised at the date of the passing of such resolution will lapse and each Warrant certificate will cease to be valid for any purpose.

15. Overseas Warrantholders

The Instrument contains provisions giving certain discretion to the Directors in the case of any Warrantholder who has a registered address in any territory (other than Hong Kong) where (after making enquiry regarding the legal restrictions under the laws of the relevant jurisdiction and the requirements of the relevant regulatory body or stock exchange), in the opinion of the Directors, the issue of Shares upon exercise of any of the Subscription Rights represented by any Warrants held by such Warrantholder may be unlawful or impracticable.

16. Notices

The Instrument contains provisions relating to notices to be given to Warrantholders.

17. Governing law

The Instrument and the Warrants are governed by and will be construed in accordance with the laws of Hong Kong.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

2. SHARE CAPITAL

The authorised and issued capital of the Company as at the Latest Practicable Date and completion of the Open Offer, full exercise of the Warrants were as follows:

Authorised		*HK$*
30,000,000,000	Shares as at the Latest Practicable Date	300,000,000.00
Issued and fully paid or credited as fully paid		
282,883,547	Shares as at the financial year ended 31st December 2006	2,828,835.47
(6,700,000)	Repurchase of Shares	(67,000)
276,183,547	Shares as at the Latest Practicable Date	2,761,835.47
552,367,094	Shares after completion of the Open Offer	5,523,670.94
662,840,513	Shares after completion of the Open Offer and full exercise of the Warrants	6,628,405.13

All existing shares rank equally in all respect, including in particular as to dividend, voting rights and return on capital.

The issued Shares are listed on the Stock Exchange. No part of the Shares of the Company or any equity/debt securities is listed or dealt in, nor is listing or permission to deal in the securities of the Company being or proposed to be sought, on any other stock exchange.

The nominal value of the Shares is HK$0.01 each.

Save as disclosed above, there were no alternations in the capital of any member of the Group since the date to which the latest published audited accounts of the Company were made up.

Save as disclosed in this circular, there were no capital or no member of the Group were under option, or agreed conditionally or unconditionally to be put under option as at the Latest Practicable Date.

Since 31 December 2006, the date to which the last audited financial statement of the Company were made up, and up to the Latest Practicable Date, there had not been any new issue of Shares.

3. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the Announcement and in each month before the Latest Practicable Date; and (ii) the Latest Practicable Date.

Date	**Closing price per Share**
	HK$
31 May 2007	5.70
29 June 2007	6.38
31 July 2007	8.06
31 August 2007	6.70
28 September 2007	6.82
31 October 2007	6.80
21 November 2007, being the last trading day immediately prior to the issue of the Announcement	6.55
The Latest Practicable Date	5.60

The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the period commencing on 21 May 2007 (being the date six months prior to 21 November 2007, being the last trading day immediately prior to the issue of the Announcement), and ending on the Latest Practicable Date were HK$8.1 on 1 August 2007 and HK$4.98 on 18 December 2007 respectively.

4. DIRECTORS' INTEREST

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	106,484,400 *(Note 1)*	–	106,484,400	38.56%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 Shares.

(2) The interests stated above represented long position.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the register required to be kept under section 352 of the SFO.

As at the Latest Practicable Date, Dato' Wong Peng Chong has no shareholdings in the Company.

5. INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
China Spirit Limited	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
Vigor Online	Beneficial owner	106,484,400	38.56%
Mr. John Zwaanstra ("Mr. Zwaanstra")	Held by controlled corporation *(Note 2)*	25,051,000	9.07%
Penta Investment Advisers Limited ("Penta")	Investment Manager *(Note 3)*	25,051,000	9.07%

Note:

(1) As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 Shares under the SFO. Out of a total of 276,183,547 Offer Shares, Vigor has agreed to subscribe 169,699,147 Offer Shares pursuant to the Underwriting Agreement and 106,484,400 Offer Shares to which Vigor is entitled and undertaken to subscribe as a Shareholder.

(2) Mr. Zwaanstra has an interest in 100% of Penta. Accordingly, Mr. Zwaanstra is deemed to be interested in 25,051,000 Shares.

(3) Penta has an interest in 25,051,000 Shares as an investment manager, and acts through its wholly-owned subsidiaries.

(4) All interests stated above represented long positions.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the register required to be kept under section 336 of the SFO.

6. DIRECTORS' SERVICE CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

(b) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which (including both continuous and fixed term contracts) have been entered into or amended within 6 months before the date of the Announcement.

(c) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which are continuous contracts with a notice period of 12 months or more.

(d) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which are fixed term contracts with more than 12 months to run irrespective of the notice period.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

8. CORPORATE INFORMATION

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Branch Share Registrar in Hong Kong
Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Legal Adviser
P. C. Woo & Co.
12th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

Principal banker
Industrial and Commercial Bank of China (Asia) Limited
33/F, ICBC Tower
3 Garden Road
Central
Hong Kong

Bank of China (Hong Kong) Limited
52/F.
Bank of China Tower
1 Garden Road
Hong Kong

Société Générale Bank & Trust
1 Rafflee Quay
#35-01, North Tower
Singapore 048583

UBS AG
52/F Two International Finance Centre
8 Finance Street, Central,
Hong Kong

Merrill Lynch (Asia Pacific) Limited
17/F ICBC Tower
3 Garden Road, Central
Hong Kong

ADR Depositary Bank
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY10011
USA

Qualified Accountant
Mr. Kong Muk Yin

Company Secretary
Ms. Fung Ching Man, Ada

Authorised Representative
Dato' Wong Peng Chong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Mr. Kong Muk Yin
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Alternative Authorised Representative
Ms. Fung Ching Man, Ada
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

9. PARTICULARS OF DIRECTORS

Executive directors

Ms. Chong Sok Un, aged 53, was appointed as executive director and chairman of the Company on 23 August 2002. She has been chairman of Long Island Golf & Country Club, Dongguan, China since September 1998. She is now the Vice-Chairman of the 28th Term Board of Directors of Yan Oi Tong. During 1992 to 2000, she was appointed as director and chief executive officer of Shenyin Wanguo (H.K.) Limited. Ms. Chong holds a master degree in business administration.

Dato' Wong Peng Chong, aged 63, was appointed as executive director of the Company on 15 March 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions, including executive directorships in public listed companies, in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 42, was appointed as executive director of the Company on 13 May 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst and he has over 15 years of working experience in corporate finance, financial management, accounting and auditing.

Independent non-executive directors

Mr. Lo Wai On, aged 46, was appointed as non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, aged 49, was appointed as independent non-executive director of the Company on 3 June 2004. He has over 25 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau also serves on the board of various other listed companies in Hong Kong as independent non-executive director.

Mr. Zhang Jian, aged 65, was appointed as non-executive director of the Company on 16 October 2006. He is a professional senior engineer in PRC. He is the Vice Chairman of China Manager Council of Construction Enterprises and China Precious Stone Council and the Chairman of Beijing Alumni Association of Xian Construction Technology University and the Outside Director of China National Building Material Group Corporation and also the Chairman of Expert Committee of Sino-Mining International Investment Co. Ltd. He has been awarded National Outstanding Intellect in 1997 and National Top 10 Honest Persons of Outstanding Ability in 2004. Mr. Zhang has been awarded as Influential Person to China Nonferrous Metal Industry in 2005. From 1982 to 1998, he held various senior positions in China Nonferrous Metal Industry Company. From 1998 to 2003, he acted as Chairman and General Manager of China Nonferrous Metal Construction Group Company Ltd.. From 2003 to 2005, he acted as General Manager of China Nonferrous Metal Mining & Construction (Group) Co., Ltd..

10. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress since then in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

11. MATERIAL CONTRACTS

The following contract (not being a contract entered into in the ordinary course of business) has been entered into by members of the Group within the two years immediately preceding the date of the Announcement and ending on the Latest Practicable Date and is or may be material:

(a) The Underwriting Agreement.

Save as disclosed above, there are no other contracts (not being contracts in the ordinary course of business) being entered into by the members of the Group after the date falling two years prior to the Announcement and ending on the Latest Practicable Date, which are or may be material.

12. MATERIAL CHANGE

As at the Latest Practicable Date save as disclosed in this circular, the Directors were not aware of any material change in the financial or trading position or outlook of the Group since 31st December 2006, the date to which the latest published audited financial statements of the Company were made up.

13. DIRECTORS' INTERESTS IN CONTRACTS AND ASSETS

As at the Latest Practicable Date, there was no contract or arrangement subsisting in which any Director was materially interested and which was significant in relation to the business of the Group. Save for the Underwriting Agreement, Vigor has not entered into any material contract in which any Director has a material personal interest as at the Latest Practicable Date.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been, since 31st December 2006 (being the date to which the latest published audited accounts of the Group were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) proposed to be acquired or disposed of by; or (iv) proposed to be leased to, any member of the Group.

None of the Directors was or will be given any compensation for loss of office or otherwise in connection with the Open Offer, the Underwriting Agreement and/or the Whitewash Waiver. Save for the Underwriting Agreement, there is no agreement, arrangement or understanding (including any compensation arrangement) between Vigor or parties acting in concert with it, and any Directors, recent Directors, Shareholders or recent Shareholders and any other person which is having any connection with or conditional on or dependent upon the outcome of the Open Offer and/or the Whitewash Wavier or otherwise connected with the Open Offer and/or the Whitewash Wavier. There is no agreements or arrangements to which Vigor is a party, which relates to circumstances in which they may or may not involve or seek to involve a pre-condition or condition to the Open Offer and/or the Whitewash Waiver and the consequences of its doing so, including details of any break fees payable as a result.

As at the Latest Practicable Date, save for the Underwriting Agreement, the Irrevocable Undertakings and the standby facility of HK$680 million granted by Sun Hung Kai Investment Services Limited to Vigor for the sole purpose of satisfying the terms and conditions under the Underwriting Agreement, there is no agreement or arrangement between any Directors and any other person which is conditional on or dependent upon the outcome of the Open Offer and/or the Whitewash Waiver or otherwise connected with the Open Offer and/or the Whitewash Waiver.

14. SHAREHOLDINGS AND DEALINGS

(a) Except that Vigor is a company entirely and indirectly owned by Ms. Chong Sok Un who is the chairman of the Company, the Company and the Directors did not have any interest in the shares, convertible securities, warrants, options or derivatives of Vigor and had no dealings in the shares, convertible securities, warrants, options or derivatives of Vigor during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(b) No shareholdings in the Company were managed on a discretionary basis by fund manager connected with the Company nor did any such fund manager deal in any shares, convertible securities, warrants, options or derivatives which carry voting rights of the Company during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(c) Save for the 106,484,400 Shares held by Vigor, none of the Underwriter, its concert parties and any of their respective directors owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(d) No person with whom Vigor or its associates or their respective concert parties had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(e) Neither any pension fund of the Group nor any subsidiary of the Company nor Asia Investment Management Limited nor Deloitte, nor any other advisers to the Company as specified in class (2) of the definition of associate (excluding exempt principal traders) in the Takeovers Code, their respective ultimate holding companies, nor any of their respective subsidiaries or fellow subsidiaries owned or controlled any shares, convertible securities, warrants, options or derivatives of the Company or Vigor as at the Latest Practicable Date, and none of them had any dealings in the shares of the Company during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(f) Save for the Underwriting Agreement and the Irrevocable Undertaking, at no time during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date was any member of the Group a party to any arrangement to enable the Directors and their associates to acquire benefits by means of the acquisition of the Shares or any other body corporate.

(g) Vigor has obtained a standby facility of HK$680 million with Sun Hung Kai Investment Services Limited for the sole purpose of satisfying the terms and conditions under the Underwriting Agreement. Subject to the Underwriter having to take up the Offer Shares not taken up by Shareholders under the Open Offer, Vigor and the parties acting in concert with it may require financing where Shares acquired in pursuance of the Open Offer may be transferred, charged or pledged to Sun Hung Kai Investment Services Limited. Otherwise Shares acquired in the Open Offer will be kept by Vigor.

(h) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code.

15. EXPERT AND CONSENT

The following is the qualifications of the expert who have given opinion or advice which are contained in this circular:

Name	Qualification
Asia Investment Management Limited	a licensed corporation under the SFO to carry out Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
Deloitte Touche Tohmatsu ("Deloitte")	Certified Public Accountants in Hong Kong

As at the Latest Practicable Date, Asia Investment Management Limited and Deloitte:–

(a) did not have any direct or indirect interest in any assets which have since 31st December 2006 (being the date to which the latest published audited accounts of the Group were made up) been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(b) did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Each of Asia Investment Management Limited and Deloitte has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its reports or letters, as the case may be, and reference to its name in the form and context in which they respectively appear.

16. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The registered office of Vigor is the offices of TrustNet (British Virgin Islands) Limited, TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its correspondence address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. The principal members of Vigor are China Spirit Limited and Ms. Chong, who is the sole shareholder of China Spirit Limited.

(c) The registered office of China Spirit Limited is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands and its correspondence address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. Ms. Chong's address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, HK.

(d) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(e) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(f) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(g) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(h) The Hong Kong branch share registrar of the Company is Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, WanChai, Hong Kong.

(i) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

17. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours from 9:00 a.m. to 5:00 p.m. (except Saturdays and public holidays) at the principal office of the Company at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong, and will also be available on the websites of the Company at http://www.irasia.com/listco/hk/colcapital/ and the SFC at http://www.sfc.hk/ during normal business hours on any business day from the date of this circular up to and including the date of the SGM:–

(a) the memorandum and Bye-laws of the Company and Vigor;

(b) the material contracts referred to under the paragraph headed "Material Contracts" in this Appendix and the respective circular (if applicable) in relation to the material contracts;

(c) the annual reports of the Company for the two financial years ended 31st December, 2005 and 31st December, 2006;

(d) the unaudited consolidated financial statements of the Company for the six months ended 30th June, 2007;

(e) the accountants' report from Deloitte on the unaudited pro forma financial information of the Group, the text of which is set out in Appendix II to this circular;

(f) the consent letter from Asia Investment Management Limited and Deloitte referred to in the paragraph headed "Expert and consent" in this appendix;

(g) the Irrevocable Undertaking given by Vigor in terms as set out on page 14 of this circular; and

(h) this circular.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of COL Capital Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 21st January, 2008 at 10:00 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**, conditional upon (i) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked the listing of, and permission to deal in, the Offer Shares (as defined below), the Warrants (as defined below) and the Shares which may fall to be issued upon the exercise of the Warrants to be allotted and issued to the qualifying shareholders of the Company pursuant to the terms and conditions of the Open Offer (as defined below); (ii) the granting of the Whitewash Waiver (as defined below) by the executive director of the Corporate Finance Division of the Securities and Futures Commission; (iii) the registration and filing of all relevant documents relating to the Open Offer required by law to be registered or filed with the Registrar of Companies in Hong Kong; and (iv) the obligations of Vigor Online Offshore Limited (the "Underwriter") under the underwriting agreement dated 21st November, 2007 (the "Underwriting Agreement" including, if any, all supplemental agreements relating thereto) made between the Company and the Underwriter becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms thereof prior to 4:00 p.m. on the second business day after the date which is the latest time for acceptance of, and payment for, the Offer Shares (as defined below), as set out in the circular dated 31st December, 2007 (the "Circular") despatched by the Company to the Shareholders (a copy of which has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification):

   (a) the issue, by way of an open offer, of 276,183,547 new shares of par value of HK$0.01 each (the "Shares") in the issued share capital of the Company (the "Open Offer"), such 276,183,547 new Shares (the "Offer Shares") to be issued at a price of HK$4.00 per Offer Share (the "Subscription Price") to the Shareholders whose names appear on the register of members of the Company on the date by reference to which entitlements under the Open Offer will be

determined (other than those Shareholders (the "Excluded Shareholders") with registered addresses outside Hong Kong and whom the board of directors of the Company (the "Directors"), after making relevant enquiry, considers their exclusion from the Open Offer to be necessary or expedient on account either of the legal restrictions under the laws of the relevant jurisdiction or any requirements of the relevant regulatory body or stock exchange in that jurisdiction) in the proportion of one Offer Share for every one Share then held and otherwise pursuant to and in accordance with the terms and conditions set out in the Circular be and is hereby approved;

(b) the issue of 110,473,419 warrants (the "Warrants") which entitle the holder thereto to subscribe for Shares at an initial price of HK$8.00 per Share (subject to adjustment), on the basis of two unit of subscription right for every five Offer Shares taken up (the "Warrant Issue") be and is hereby approved;

(c) the issue of 110,473,419 new Shares which fall to be issued upon the exercise of the Warrants pursuant to the Warrant Issue be and is hereby approved;

(d) (i) the Directors be and are hereby authorised to allot and issue the Offer Shares and the Warrants pursuant to or in connection with the Open Offer and the Warrant Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing Shareholders and, in particular, (ii) the Directors be and are hereby authorised to make such exclusions or other arrangements in relation to fractional entitlements or Excluded Shareholders as they may, at their absolute discretion, deem necessary or expedient or appropriate;

(e) the Underwriting Agreement, a copy of which has been produced at the Meeting marked "B" and signed by the chairman of the Meeting for identification purpose, be and is hereby approved, confirmed and ratified, and that all the transactions contemplated under the Underwriting Agreement be and are hereby approved, confirmed and ratified, and that the Directors be and are hereby authorised to do such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Underwriting Agreement;

(f) the waiver ("Whitewash Waiver") in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor") and the parties acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Open Offer be approved; and

(g) the Directors be and are hereby authorised to do all such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver."

2. "**THAT** subject to the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Offer Shares, the Warrants and the Shares which may fall to be issued upon the exercise of the Warrants either unconditionally or subject to such condition as may be reasonably acceptable to the Company, the Directors be and are hereby authorized to allot and issue up to a maximum of not more than 276,183,547 Offer Shares, 110,473,419 Warrants which entitle the holder thereto to subscribe for Shares at an initial price of HK$8.00 per Share (subject to adjustment) and 110,473,419 new Shares which fall to be issued upon the exercise of the Warrants pursuant to the Warrant Issue, to qualifying shareholders in accordance with the terms and conditions of the Open Offer be and are hereby approved, and the Directors be and are hereby authorized to do all such acts and things to sign and execute all such further documents and to take such steps as the Directors may in their discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the allotment and issue of the Offer Shares, the Warrants and new Shares which fall to be issued upon the exercise of the Warrants."

By Order of the Board,
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 31st December, 2007

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor and any of its concert parties (such term as defined under the Takeover Code) with a material interest in the Open Offer which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolutions.

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*，「本公司」）股份全部售出或轉讓，應立即將本通函連同隨附的代表委任表格送交買方或經手出售或轉讓之銀行、持牌證券商或註冊證券機構或其他代理，以便轉交買方或承讓人。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：383）

(1) 建議按於記錄日期每持有一股股份可獲一股發售股份之基準向合資格股東公開發售
(2) 建議每五股發售股份發行兩份認股權證
(3) 申請清洗豁免
及
(4) 建議授出發行股份及認股權證的特別授權

公開發售包銷商

VIGOR ONLINE OFFSHORE LIMITED

獨立董事委員會及獨立股東之獨立財務顧問



亞洲資產管理
ASIA INVESTMENT MANAGEMENT

董事會函件載於本通函第7至27頁。獨立董事委員會函件載於本通函第28至29頁。獨立財務顧問就公開發售、發行認股權證及清洗豁免向獨立董事委員會提出建議的函件載於本通函第30至45頁。

股東務必注意，股份乃按除權基準於二零零八年一月十日星期四開始買賣。倘包銷協議遭中止或未能達成其條件，則不會進行該等股份買賣。

為符合參與公開發售資格，所有股份轉讓連同有關股票，必須於二零零八年一月十一日星期五下午四時三十分（香港時間）前送達本公司過戶處卓佳登捷時有限公司辦理登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

本公司謹定於二零零八年一月二十一日星期一上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳，召開股東特別大會（「股東特別大會」），大會通告載於本通函第153至156頁，並隨附股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥，並盡快且無論如何於股東特別大會或其任何續會之指定舉行時間48小時前交回本公司過戶處卓佳登捷時有限公司辦理登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會，並於會上投票。

股東須注意，倘截至最後終止日期或之前任何時間，以下事件發生、出現或生效執行以下事件：

(i) 包銷協議的保證或其他條文遭違反而Vigor全權認為對公開發售整體而言屬重大者；或

(ii) 倘若任何事件在章程日期前出現而並無在章程中披露，則Vigor全權認為對公開發售整體而言屬重大遺漏者；或

(iii) 發現章程所載任何內容失實、不確或誤導而Vigor全權認為屬於重大者；或

(iv) 任何事件、行為或遺漏而導致或可能導致本公司根據包銷協議承擔重大責任者；或

(v) 本集團任何成員公司的業務、財務或經營狀況有不利轉變而Vigor全權認為屬於重大者；或

(vi) 有關或導致以下情況的個別或一連串事件、事宜或狀況：

  (a) 香港或其他司法權區當地、全國、國際、金融、政治、經濟、軍事、行業、財政、監管或股票市場的狀況或氣氛；或
  (b) 香港或其他司法權區推行新法例或現有法例、規則或規定有重大轉變，或法院或其他有關當局對該等法例、規則或規定的詮釋及應用有重大轉變；或
  (c) 香港或其他司法權區發生不可抗力事件，包括但不限於天災、火災、水災、爆炸、戰爭、罷工、停工、國民動亂、干擾、暴亂、公眾騷亂、政府行動、經濟制裁、疫症、恐怖活動或戰鬥升級；或
  (d) 聯交所由於特殊財政狀況或其他原因而全面禁止、暫停或嚴重限制證券買賣；或
  (e) 香港或其他司法權區可能改變稅務或外匯控制（或實施外匯管制）而影響對股份的投資或轉讓，或影響股息的支付；或
  (f) 美國或歐盟（或其成員）對中華人民共和國直接或間接實施經濟制裁；或
  (g) 港元與美國貨幣聯繫制度轉變而Vigor全權認為屬重大轉變；或
  (h) 美元與人民幣（中華人民共和國法定貨幣）的匯率或港元與人民幣的匯率轉變而Vigor全權認為屬重大轉變；或
  (i) 本集團任何成員公司面臨重大訴訟或索償；或
  (j) 香港市況轉變，包括但不限於暫停或嚴重限制證券買賣；

  而Vigor自行認為：

  (1) 現時或日後會或可能會對本集團的整體業務、財務或其他狀況或前景有重大不利影響；或
  (2) 已經、將會或應會對公開發售的成功有重大不利影響；或
  (3) 不應、不適當或不能進行公開發售。

則Vigor可以公開發售包銷商身份合理諮詢本公司後自行認為恰當時，向本公司發出通知，全權即時終止包銷協議（惟並非其責任）。

二零零七年十二月三十一日

* *中文名稱僅供識別*

目　錄

公開發售的預期時間表如下：

買賣未除權股份之最後日期	二零零八年一月九日星期三
開始買賣除權股份之首日	二零零八年一月十日星期四
遞交股份過戶文件以符合資格獲得公開發售配額之截止時間	二零零八年一月十一日星期五下午四時三十分
暫停辦理股份過戶	二零零八年一月十四日星期一
記錄日期	二零零八年一月二十一日星期一
股東特別大會日期	二零零八年一月二十一日星期一
公佈股東特別大會結果	二零零八年一月二十二日星期二
寄發章程文件	二零零八年一月二十二日星期二
恢復辦理股份過戶	二零零八年一月二十二日星期二
接納發售股份及支付有關股款之截止時間	二零零八年二月五日星期二下午四時正
公開發售預期成為無條件	二零零八年二月十一日星期一下午四時正或之前
於聯交所網站刊登公開發售結果之公佈	二零零八年二月十四日星期四或之前
預期寄發已繳足發售股份之股票及認股權證證書	二零零八年二月十八日星期一或之前
已繳足發售股份及認股權證開始買賣	二零零八年二月二十日星期三或之前

本通函所載各事項的時間表僅供參考，或會延長或更改，而預期時間表的任何更改會另行公佈知會股東。

惡劣天氣對發售股份接納及付款截止時間的影響

倘出現以下情況，則不會落實發售股份接納及付款的截止時間：

(i) 八號或以上之熱帶氣旋警告訊號；或

(ii) 「黑色」暴雨警告訊號：

- 於二零零八年二月五日中午十二時正前之任何當地時間於香港懸掛，並於該日中午十二時正之後解除，則發售股份接納及付款的最後時限將順延至同一營業日下午五時正；或

- 於二零零八年二月五日中午十二時正至下午四時正期間的任何當地時間於香港懸掛，則發售股份接納及付款的最後時限將改期為下一個於上午九時正至下午四時正期間任何時間並無懸掛上述警告訊號的營業日下午四時正。

倘發售股份接納及付款的最後時限並無於二零零八年二月五日落實，則上述預期時間表內所提及的日期可能受到影響。倘發生該情況，本公司將刊發公佈。

本通函中，除文義另有所指外，以下詞語的涵義如下：

「公佈」	指	本公司於二零零七年十一月三十日刊發的公佈
「聯繫人」	指	上市規則所定義者
「董事會」	指	董事會
「營業日期」	指	香港持牌銀行在一般辦公時間全面公開營業的日子，不包括星期六、星期日，亦不包括在上午九時正至下午五時正任何時間香港懸掛8號或以上熱帶氣旋警告訊號或黑色暴雨警告訊號的日子
「細則」	指	本公司細則
「中央結算系統」	指	香港結算設立及經營的中央結算及交收系統
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國網絡資本有限公司，於百慕達註冊成立的有限公司，其股份在聯交所主板上市
「董事」	指	本公司之董事
「除外股東」	指	記錄日期營業時間結束時名列本公司股東名冊而其登記地址在香港以外的股東，且董事經查詢後認為基於有關地區的法律限制或當地監管機構或交易所規定，必須或應當不向其出售發售股份者
「執行理事」	指	證監會企業融資部執行理事或其授權者

「本集團」	指	本公司及其附屬公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	向獨立股東就公開發售、發行認股權證及清洗豁免提出建議而成立的獨立董事委員會，成員包括獨立非執行董事勞偉安先生、劉紹基先生及張健先生
「獨立股東」	指	Vigor、與其一致行動人士、其聯繫人以及於包銷協議擁有權益或參與其中的人士以外的股東
「不可撤回承諾」	指	包銷商於二零零七年十一月二十一日所發出有關認購本身配額的106,484,400股發售股份（相等於本公司已發行股本約38.56%）的不可撤回承諾
「截止接納時間」	指	二零零八年二月五日（或本公司與包銷商書面協定並且在章程文件列明為有關發售股份最後接納日期的其他日期）下午四時正
「最後可行日期」	指	二零零七年十二月二十八日，即本通函付印前確定其中所載若干資料的最後可行日期
「最後終止時間」	指	緊接截止接納時間後第二個營業日下午四時正
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「發售股份」	指	根據公開發售按認購價配發及發行的276,183,547股本公司股份

「公開發售」	指	公開出售發售股份的建議，於記錄日期合資格股東每持有一股股份可獲一股發售股份
「寄發日期」	指	二零零八年一月二十二日(或本公司與包銷商書面同意的其他日期)，即向合資格股東(及除外股東，惟僅供參考)寄發章程文件的日期
「中國」	指	中華人民共和國
「章程」	指	本公司將向合資格股東發出的章程，載有(其中包括)公開發售的詳情
「章程文件」	指	有關公開發售的章程及申請表格
「合資格股東」	指	記錄日期營業時間結束時名列本公司股東名冊的股東，除外股東除外
「記錄日期」	指	二零零八年一月二十一日，即確定公開發售的股東配額日期
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東特別大會」	指	約於二零零八年一月二十一日舉行的本公司股東特別大會，以考慮及酌情批准(其中包括)公開發售、發行認股權證、清洗豁免及授出特別授權
「股份」	指	本公司已發行股本每股面值0.01港元的普通股

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	發售股份的認購價，每股發售股份4.00港元
「收購守則」	指	香港公司收購及合併守則
「包銷商」	指	Vigor
「包銷協議」	指	本公司與包銷商於二零零七年十一月二十一日所訂立有關公開發售的包銷協議
「Vigor」	指	Vigor Online Offshore Limited，於英屬處女群島註冊的有限公司，為本公司的控權股東。Vigor為China Spirit Limited的全資附屬公司，該公司屬莊舜而女士全資擁有，而董事則為莊舜而及Fong Ting。Vigor的最終實益擁有人為莊舜而女士，其董事為莊舜而及王炳忠
「認股權證」	指	本公司將根據發行認股權證而發行的110,473,419份認股權證
「發行認股權證」	指	合資格股東成功認購每五股發售股份可獲發行兩份認股權證，其持有人可按暫定認購價每份認股權證8.00港元認購新股份
「清洗豁免」	指	根據收購守則第26條豁免附註1，豁免包銷商及與其一致行動人士因包銷協議及不可撤回承諾的交易而須根據收購守則第26條提出收購包銷商或與其一致行動人士未擁有或未同意收購的所有已發行股份的強制全面收購建議責任



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:383)

執行董事:
莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者:

(1) 建議按於記錄日期每持有一股股份可獲一股發售股份之基準向合資格股東公開發售
(2) 建議每五股發售股份發行兩份認股權證
(3) 申請清洗豁免
及
(4) 建議授出發行股份及認股權證的特別授權

緒言

根據本公司於二零零七年十一月三十日公佈,本公司建議按於記錄日期每持有一股股份可獲一股發售股份之基準,以公開發售形式按每股發售股份4.00港元的認購價發行276,183,547股發售股份,籌集不少於約1,104,700,000港元(未扣除開支)。於公佈日期,本公司擁有276,183,547股已發行股本。

* *中文名稱僅供識別*

公開發售須待達成下文「公開發售的條件」一節所載條件後，方可作實。具體而言，公開發售須待(其中包括)(i)獨立股東於股東特別大會上通過批准公開發售、發行認股權證及清洗豁免的決議案(以投票方式表決)；(ii)執行理事於寄發日期或之前授出清洗豁免；(iii)聯交所批准發售股份上市及買賣；及(iv)履行包銷協議(包銷商並未根據包銷協議條款予以終止)所載的包銷商責任後，方可作實。

清洗豁免、發行認股權證及公開發售須待(其中包括)獨立股東投票表決批准後方可作實。Vigor、其一致行動人士及於包銷協議與清洗豁免中擁有權益或參與其中的人士須就批准清洗豁免、發行認股權證及公開發售的決議案在股東特別大會上放棄投票。

由勞偉安先生、劉紹基先生及張健先生組成的獨立董事委員會會考慮公開發售、發行認股權證及清洗豁免的條款，並向獨立股東提出推薦建議。獨立董事委員會批准委任亞洲資產管理有限公司為獨立財務顧問，就公開發售、發行認股權證及清洗豁免所涉交易是否公平合理向獨立董事委員會及獨立股東提供意見。

本通函旨在進一步向股東提供有關(其中包括)(i)公開發售、(ii)發行認股權證、(iii)清洗豁免、(iv)授出發行股份及認股權證的特別授權及(v)召開股東特別大會的通告詳情。

建議公開發售

二零零七年十一月二十一日，本公司與包銷商就公開發售訂立包銷協議，公開發售的其他詳情載列如下：

發行統計數字

公開發售準則：	於記錄日期合資格股東每持有一股股份可獲一股發售股份
認購價：	每股發售股份4.00港元
於最後可行日期已發行股份數目：	276,183,547股股份
將發行的發售股份數目：	276,183,547股發售股份
Vigor以股東身份承諾認購的發售股份數目：	106,484,400股發售股份
Vigor以包銷商身份承諾認購的發售股份數目：	169,699,147股發售股份

於最後可行日期，本公司概無尚未行使的衍生工具、購股權、認股證及換股權或其他可轉換或交換成股份的同類權利。

公開發售的條款

發售股份認購價

每股發售股份認購價4.00港元，須於申請認購發售股份時繳足。

認購價較：

(i) 緊接公佈日期前股份最後交易日（即二零零七年十一月二十一日）在聯交所每股股份收市價6.55港元折讓約38.93%；

(ii) 緊接公佈日期前股份最後五個交易日在聯交所每股股份平均收市價6.76港元折讓約40.83%；

(iii) 緊接公佈日期前股份最後十個交易日在聯交所每股股份平均收市價6.735港元折讓約40.61%；

(iv) 截至二零零六年十二月三十一日止年度本公司經審核綜合帳目所示每股資產淨值8.48港元折讓約52.83%；及

(v) 根據緊接公佈日期前股份最後交易日（即二零零七年十一月二十一日）在聯交所每股股份收市價計算的每股股份理論除權價約5.275港元折讓約24.17%。

(vi) 於最後可行日期在聯交所每股股份收市價5.6港元折讓約28.57%。

附註： 理論除權價根據以下算式計算：

$$\frac{(1 \times \text{二零零七年十一月二十一日收市價}) + (1 \times \text{認購價})}{1 + 1}$$

認購價乃參考股份現行市價釐定。董事（有待徵詢獨立財務顧問意見後提出本身見解的獨立非執行董事除外）認為認購價及公開發售條款屬公平合理，且符合股東的整體利益。

合資格股東

公開發售僅供合資格股東參與。本公司將寄發(i)章程文件予合資格股東；及(ii)章程予除外股東，惟僅供參考。股東須於記錄日期登記成為本公司股東，方合資格參與公開發售。

(i) 於本公司股東名冊登記；及

(ii) 非除外股東。

根據公開發售的預期時間表，為於記錄日期登記為股東，所有過戶表格連同有關股票，須於二零零八年一月十一日下午四時三十分（香港時間）前送達香港皇后大道東28號金鐘匯中心26樓本公司過戶處卓佳登捷時有限公司辦理登記。

暫停辦理股東登記

本公司將於二零零八年一月十四日至二零零八年一月二十一日期間（包括首尾兩日）暫停辦理股東登記，以確認參與公開發售的資格，期間不會登記股份過戶。

並無額外發售股份可供申請

合資格股東不可申請超過本身配額的發售股份。

根據包銷協議，Vigor須認購未獲認購的發售股份，而其他股東除認購本身的配額外，不得進一步參與公開發售。由於公開發售的條款乃為鼓勵合資格股東認購彼等獲保證配發的公開發售股份，故認購價較股份現行市價折讓，對合資格股東有相當吸引力，董事相信大部分合資格股東將會申請及付款認購各自獲保證配發的發售股份及認股權證。故此，發售股份及認股權證可供額外申請的機會估計極微，並無額外申請安排對合資格股東並不重要。董事相信並無額外申請安排乃公平合理，符合獨立股東利益。本公司並無已宣派但尚未支付的股息或其他分派。

發售股份的股票

在下文「公開發售的條件」一節所列公開發售的條件達成(或豁免)的情況下，預期於二零零八年二月十八日或之前向申請發售股份並已付款的股東發出所有發售股份的股票，郵誤風險由彼等承擔。

申請上市

本公司已向聯交所上市委員會申請批准發售股份上市及買賣。在香港買賣發售股份須繳納印花稅。

倘發售股份獲批准在聯交所上市及買賣，則將獲香港結算接納為合資格證券，可自發售股份在聯交所開始買賣日期或香港結算選擇的任何其他日期起在中央結算系統內存放、結算及交收。聯交所參與者之間於任何交易日的交易須在該日後的第二個交易日在中央結算系統中進行。所有於中央結算系統進行的活動皆受其不時生效的中央結算系統一般規則及中央結算系統運作程序規則限制。

零碎發售股份

本公司不會發行零碎發售股份。所有零碎發售股份會集合出售，所得歸本公司所有。

除外股東的權利

由於章程文件只在香港登記並在百慕達公司註冊處存檔，因此本公司僅會在不違反任何有關當地法例、法規及其他規定的情況下向合資格股東寄發章程文件。

經審閱於最後可行日期的股東名冊，本公司獲悉9名股東的地址位於英國、瑞士、馬來西亞、新加坡、德國、科隆、西班牙及泰國。本公司已就能否將公開發售擴大至包括海外股東的可行性諮詢法律顧問，且根據有關回覆，董事認為(i)適宜向英國、馬來西亞、瑞士、新加坡及泰國的海外股東提呈公開發售；及(ii)不適宜向德國、科隆及西班牙的海外股東提呈公開發售。故此，公開發售不會擴大至包括註冊地址為德國、科隆及西班牙的海外股東，但會包括註冊地址為英國、馬來西亞、瑞士、新加坡及泰國的海外股東。

本公司會向合資格股東寄出章程文件及向除外股東寄出章程（僅供參考），惟不會寄出申請表格。

包銷安排

包銷協議

日期：	二零零七年十一月二十一日
包銷商：	Vigor
包銷發售股份數目：	合共276,183,547股發售股份其中169,699,147股發售股份，即Vigor根據不可撤回承諾將認購的106,484,400股發售股份以外的發售股份
佣金：	Vigor不會收取包銷佣金

不可撤回承諾

於最後可行日期，Vigor直接或間接擁有106,484,400股股份，佔本公司已發行股本約38.56%。Vigor由Vigor董事兼本公司主席莊舜而女士間接全資擁有。根據不可撤回承諾，Vigor已不可撤回地承諾認購公開發售的配額，即106,484,400股發售股份。除Vigor以外，概無其他人士向本公司不可撤回地承諾認購或拒絕接納公開發售所獲配額的相關公開發售股份。概無其他人士向本公司不可撤回地承諾投票贊成或反對在股東特別大會上所提呈有關批准公開發售及清洗豁免的決議案。概無董事計劃就本身實益擁有的股權投票贊成或反對公開發售及清洗豁免。

包銷協議

根據包銷協議，Vigor已有條件同意，按照包銷協議的條款及條件，全數包銷未獲股東認購的發售股份。

終止包銷協議

倘截至最後終止日期或之前任何時間，以下事件發生、出現或生效：

(i) 包銷協議的保證或其他條文遭違反而Vigor全權認為對公開發售整體而言屬重大者；或

(ii) 倘若任何事件在章程日期前出現而並無在章程中披露，則Vigor全權認為對公開發售整體而言屬重大遺漏者；或

(iii) 發現章程所載任何內容失實、不確或誤導而Vigor全權認為屬於重大者；或

(iv) 任何事件、行為或遺漏而導致或可能導致本公司根據包銷協議承擔重大責任者；或

(v) 本集團任何成員公司的業務、財務或經營狀況有不利轉變而Vigor全權認為屬於重大者；或

(vi) 有關或導致以下情況的個別或一連串事件、事宜或狀況：

(a) 香港或其他有關司法權區當地、全國、國際、金融、政治、經濟、軍事、工業、財政、監管或股票市場的狀況或氣氛；或

(b) 香港或其他有關司法權區推行新法例或現有法例、法規或規定有重大轉變，或法院或其他主管當局對該等法例、法規或規定的詮釋及應用有重大轉變；或

(c) 香港或其他有關司法權區發生不可抗力事件，包括但不限於天災、火災、水災、爆炸、戰爭、罷工、停工、國民動亂、干擾、暴亂、公眾騷亂、政府行動、經濟制裁、疫症、恐怖活動或戰鬥升級；或

(d) 聯交所由於特殊財政狀況或其他原因而全面禁止、暫停或嚴重限制證券買賣；或

(e) 香港或其他有關司法權區可能改變稅務或外匯控制（或實施外匯管制）而影響對股份的投資或轉讓，或影響股息的支付；或

(f) 美國或歐盟（或其成員）對中華人民共和國直接或間接實施經濟制裁；或

(g) 港元與美國貨幣聯繫制度轉變而Vigor全權認為屬重大轉變；或

(h) 美元與人民幣（中華人民共和國法定貨幣）的匯率或港元與人民幣的匯率轉變而Vigor全權認為屬重大轉變；或

(i) 本集團任何成員公司面臨重大訴訟或索償；或

(j) 香港市況轉變，包括但不限於暫停或嚴重限制證券買賣；

而Vigor自行認為：

(1) 現時或日後會或可能會對本集團的整體業務、財務或其他狀況或前景有重大不利影響；或

(2) 已經、將會或應會對公開發售的成功有重大不利影響；或

(3) 不應、不適當或不能進行公開發售。

則Vigor可以公開發售包銷商身份合理諮詢本公司後自行認為恰當時，向本公司發出通知，全權即時終止包銷協議（惟並非其責任）。

除一切有關公開發售的合理成本、酬金、收費及費用外，發出終止通知後，Vigor根據包銷協議須承擔的責任將會終止，任何一方均不得就包銷協議所引致或與之有關的任何事宜或事件向另一方提出索償。倘Vigor行使上述權利，則不會進行公開發售。

包銷協議條件

包銷協議須待達成多項條件方可作實，有關條件包括：

(i) 寄發日期或之前獨立股東在股東特別大會以投票方式通過決議案批准公開發售、發行認股權證及清洗豁免；

(ii) 執行理事授出清洗豁免；

(iii) 一份章程文件的副本及其他有關公開發售的文件已於寄發日期或之前交予聯交所；

(iv) 寄發日期或之前將四份章程文件印刷本交予Vigor，而每份均由兩名董事（或其書面正式授權的代表）正式簽署證明已獲董事會決議案批准；

(v) 於寄發日期或之前獲(如必要)百慕達金融管理局批准發行發售股份;

(vi) 寄發日期或之前香港公司註冊處登記章程文件及其他章程文件所涉及或附帶的一切同意書及文件;

(vii) 章程文件約於寄發日期在百慕達公司註冊處存案;

(viii) 於寄發日期向各合資格股東寄發章程文件的印本,另外向除外股東寄發印有「僅供參考」字樣的章程印本;

(ix) 寄發日期或之前聯交所上市委員會在符合配發及其他一般條件的情況下批准發售股份、認股權證及行使認股權證所附認購權所發行的股份上市買賣,且截至截止接納時間並無撤回或撤銷;

(x) 已獲香港、百慕達或其他地區一切相關政府或監管機構與其他有關第三方的必要批准及認可(如有)訂立及執行包銷協議;及

(xi) 本公司於截止接納時間或之前承擔本身的責任。

倘截至包銷協議所述日期或Vigor與本公司協定的其他日期,第(i)至(xi)項的任何條件(包括首尾兩項條件)仍未達成(或獲Vigor豁免),則公開發售將會取消而不會進行。此外,第(i)及(ii)項條件不得豁免。

公開發售的條件

除其他條件外，公開發售亦須待Vigor根據包銷協議所承擔的責任成為無條件，且在Vigor或本公司並無根據上文「包銷安排」一節「終止包銷協議」分節所述的條款及條件終止包銷協議的情況下方可作實。

倘若包銷協議未能成為無條件或遭終止，則不會進行公開發售。本公司股東及有意投資者買賣股份時謹請審慎行事。

發行認股權證

本公司亦建議合資格股東每成功認購五股發售股份可獲發行兩份認股權證，其持有人行使一份認股權證可按每股8.00港元的暫定認購價（或須調整）認購新股份。發行認股權證及因行使認股權證而發行股份須獲獨立股東批准。

認股權證條款

年期：	發行日期起計三年
面值：	每份面值8.00港元
換股權：	認股權證持有人可在換股期隨時將全部或部分認股權證兌換為股份（所有零碎認股權證不會發行，但會集合出售，所得歸本公司所有）
換股期：	二零零八年二月二十日至二零一一年二月十九日
暫定換股價：	每股8.00港元
轉讓：	可自由轉讓
每手買賣單位：	4,000份

預計開始買賣日期：　　二零零八年二月二十日

本公司將向聯交所申請認股權證及因行使認股權證而發行的股份上市買賣。認股權證每手買賣單位為4,000份。

截至最後可行日期，本公司並無其他已發行認股權證。

待認股權證及因行使認股權證所附認購權而可能發行的股份獲批准於聯交所上市及買賣，以及符合香港結算的股份收納規定後，認股權證及因行使認股權證而可能發行的股份將獲香港結算接納為合資格證券，由認股權證開始於聯交所買賣日期或香港結算釐定的任何其他日期起在中央結算系統內存放、結算及交收。聯交所參與者之間於任何交易日的交易須在該日後的第二個交易日在中央結算系統中進行。所有於中央結算系統進行的活動皆受其不時生效的中央結算系統一般規則及中央結算系統運作程序規則限制。

以公開發售發行276,183,547股發售股份計算，將發行合共110,473,419份認股權證，其持有人可認購同等數目的股份，相等於發行認股權證當時及公開發售完成當時的本公司已發行股本約20%。

根據上市規則規定，董事確認本公司會確保認股權證開始在聯交所買賣時（即二零零八年二月二十日）會有不少於300名認股權證持有人。

認股權證認購價

認股權證持有人可以暫定認購價每股8.00港元（或須調整）行使認股權證認購新股份。

認購價8.00港元較：

(i) 緊接公佈日期前股份最後交易日（即二零零七年十一月二十一日）在聯交所每股股份收市價6.55港元高出約22.14%；

(ii) 緊接公佈日期前股份最後五個交易日在聯交所每股股份平均收市價6.76港元高出約18.34%；

(iii) 緊接公佈日期前股份最後十個交易日在聯交所每股股份平均收市價6.735港元高出約18.78%；

(iv) 截至二零零六年十二月三十一日止年度本公司經審核綜合帳目所示每股資產淨值8.48港元折讓約5.66%；及

(v) 於最後可行日期在聯交所每股股份收市價5.6港元高出約42.86%。

認購價乃參考股份現行市價釐定。董事(有待徵詢獨立財務顧問意見後提出本身見解的獨立非執行董事除外)認為認購價及認股權證條款公平合理，且符合本公司與股東的整體利益。

認股權證證書

倘上文「公開發售的條件」一節所述公開發售的條件獲達成或豁免，則預期於二零零八年二月十八日或之前向已申請並已付發售股份款項的股東寄發認股權證證書，郵誤由收件人承擔。

發行認股權證以完成公開發售為條件。

公開發售的理由及所得款項用途

董事認為公開發售為本集團集資加強股本基礎及改善 財政狀況的良機。

完成公開發售後，估計公開發售所得款項約1,104,700,000港元（未扣除開支）。其他開支主要包括支付予胡百全律師事務所的法律費用、支付予德勤•關黃陳方會計師行的會計師費用及支付予優越財經印刷有限公司的印刷費用，合共約為3,000,000港元。本公司擬將公開發售估計所得款項淨額約1,101,700,000港元用作償還借貸及投資或於有機會時全數用作投資。本公司目前並無投資項目計劃。

公開發售估計費用約3,000,000港元，將由本公司支付。

買賣股份的風險警告

根據預期時間表，股份將於二零零八年一月十日起以除權方式買賣。倘若Vigor終止包銷協議，或包銷協議任何條件未能達成（或不獲Vigor豁免），則不會進行公開發售。任何人士買賣除權股份會因此承擔包銷協議未必成為無條件及公開發售未必進行的風險。

現時直至包銷協議成為無條件的期間有意買賣股份的股東或其他人士，如對本身情況有任何疑問，請徵詢本身之專業顧問意見。

股東及有意投資者買賣股份時務請審慎行事。

本公司股權架構變更

下表載列本公司因公開發售及發行認股權證的股權架構變更：

	於本通函日期		公開發售完成當時且假設所有股東認購全部配額		公開發售完成當時且假設所有股東認購全部配額及悉數行使認股權證		公開發售完成當時且假設概無合資格股東認購配額		公開發售完成當時且假設概無合資格股東認購配額及悉數行使認股權證	
	股份數目	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*
Vigor及與其一致行動人士	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
公眾股東	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
合計	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

公開發售完成當時及假設悉數行使認股權證，倘無合資格股東接納所獲數目的發售股份，則Vigor將仍為本公司控權股東。Vigor將因此擁有本公司經公開發售而擴大的已發行股本約69.28%，及因完成公開發售及悉數行使認股權證而經擴大的本公司已發行股本約74.40%。

本公司有意於公開發售完成及發行認股權證後維持股份上市。因此，本公司承諾在公開發售完成及發行認股權證後，將採取必要之適當措施，一直保持或恢復股份的公眾持股量不低於規定水平。

本公司於公佈日期前六個月的股份買賣

本公司於公佈前六個月直至及包括最後可行日期期間透過聯交所場內交易以總購買價16,500,170港元合共購回2,776,000股股份，最近一次的回購活動於二零零七年八月八日進行，以總代價237,670港元購回36,000股股份。本公司已就購回股份向聯交所申報，購回股份已註銷，本公司已發行股本面值亦相應減少。

本公司於過去六個月購回股份乃根據本公司股東批准的一般授權進行，以增加本集團每股資產淨值及盈利，對股東整體有利。

執行理事於二零零七年十二月四日頒佈裁決，裁定就收購守則附表六第3(a)節而言，本公司購回股份的決定並非不合資格交易。

除上文所披露者外，Vigor或其一致行動人士概無於公佈日期前六個月直至及包括最後可行日期期間買賣本公司證券以獲取價值。

申請清洗豁免

於最後可行日期，Vigor合共持有本公司106,484,400股股份，佔本公司已發行股本約38.56%。

倘概無合資格股東（Vigor除外）認購任何公開發售的發售股份，並於記錄日期或之前並無行使認股權證，則Vigor同意根據包銷協議認購公開發售中未獲認購的169,699,147股發售股份。因此，由Vigor包銷公開發售的發售股份最高數額會導致Vigor及與其一致行動人士持有的本公司股權比率由本公司現有已發行股本的38.56%增至本公司經發行發售股份擴大的已發行股本的69.28%，並促使彼等根據收購守則第26條提出強制性全面收購建議，收購本公司發行但尚未由Vigor與其一致行動人士持有的全部已發行股份。除進行公開發售發售股份包銷所附的責任外，本公司與Vigor概無就股份或Vigor的股份作出任何對公開發售及清洗豁免有重大影響的其他安排（不論以購股權、彌償或其他方式進行）。

Vigor已根據收購守則第26條豁免附註1向執行理事正式提出清洗豁免的申請。執行理事表示，清洗豁免須待（其中包括）於股東特別大會上獲獨立股東投票表決批准方可授出。Vigor、與其一致行動人士、其聯繫人士以及於包銷協議及清洗豁免中擁有權益或參與其中的人士均須放棄投票。公開發售須待執行理事授出清洗豁免，方告完成。**倘執行理事並無授出清洗豁免或有關條件並未達成，則公開發售不會進行。**

本公司股東及有意投資者謹請留意，包銷協議的完成附帶條件而且未必進行。本公司股東及有意投資者在買賣股份時務請審慎行事。

投資者謹請留意，在公開發售完成後，Vigor與其一致行動人士可能共持有本公司股權超過50%。因此，Vigor與其一致行動一士的股權或會增加而毋須根據收購守則第26條進一步作出強制性全面收購。

Vigor的資料及意向

Vigor由Vigor董事兼本公司主席莊舜而女士間接全資擁有，持有106,484,400股本公司股份，相當於在最後可行日期本公司已發行股本約38.56%。

Vigor擬讓本集團繼續現行業務，且包銷無意對其業務作出主要修訂，包括重新部署本公司固定資產。Vigor擬繼續僱用本集團僱員。

建議授出發行股份及認股權證的特別授權

本公司會根據公開發售發行發售股份及根據發行認股權證而發行認股權證。發售股份及因行使認股權證而發行的股份將與當時全部已發行股份享有同等權益。

本公司會徵求獨立股東授出特別授權，可配發及發行發售股份及行使認股權證而發行的認股權證與股份。

上市規則的規定

建議公開發售會增加本公司已發行股本超過50%，因此根據上市規則第7.24(5)條，公開發售及發行認股權證須獲獨立股東在股東特別大會批准。

公開發售須待執行理事授出清洗豁免方可進行，而清洗豁免須獲獨立股東在股東特別大會以投票方式批准方可作實。

Vigor、與其一致行動人士、其聯繫人以及於包銷協議擁有權益或參與其中的人士不會在股東特別大會就批准公開發售、發行認股權證及清洗豁免等決議案投票。

建議授出特別授權以發行發售股份及認股權證與行使認股權證所需發行股份，須獲獨立股東在股東特別大會批准。

倘獲獨立股東在股東特別大會批准公開發售、發行認股權證及清洗豁免，則會向聯交所申請發售股份、認股權證及因行使認股權證而發行的股份上市買賣。

載有公開發售及其他資料的章程文件，會盡快寄予合資格股東，而根據上市規則規定，預期於二零零八年一月二十二日或之前寄發。本公司亦會於二零零八年一月二十二日或之前向除外股東寄發章程，惟僅供參考。

股東特別大會

有關召開股東特別大會的通告載於本通函第153至156頁。股東將考慮並酌情批准有關（其中包括）(i)公開發售、(ii)發行認股權證、(iii)清洗豁免及(iv)建議授出發行股份及認股權證的特別授權的普通決議案。

隨本通函附上股東特別大會適用的代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥，並盡快且無論如何於股東特別大會或其任何續會之指定舉行時間48小時前交回本公司過戶處卓佳登捷時有限公司辦理登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會，並於會上投票。

要求進行投票表決的程序

根據公司細則第70條,提呈大會投票表決的決議案須以舉手方式表決,惟(在宣佈舉手投票結果之前或當時,或任何其他進行投票表決之要求被撤銷時)由以下人士要求進行投票表決除外:

(i) 大會主席;或

(ii) 最少三名當時可於大會上投票並親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表;或

(iii) 一名或多名佔所有可於大會上投票股東總票權不少於十分之一且親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表;或

(iv) 一名或多名持有可在大會投票的本公司股份佔所有可於大會投票股份的已繳股本總額不少於十分之一而親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表。

推薦建議

就公開發售、發行認股權證及清洗豁免而言,亞洲資產管理有限公司(獲獨立董事委員會批准並委任為獨立財務顧問,以就公開發售、發行認股權證及清洗豁免向獨立董事委員會及獨立股東提供意見)認為,公開發售、發行認股權證及清洗豁免的條款對獨立股東而言公平合理。

獨立董事委員會經考慮亞洲資產管理有限公司提供的意見後,認為公開發售、發行認股權證及清洗豁免的條款對獨立股東而言公平合理。因此,獨立董事委員會建議獨立股東投票贊成將於股東特別大會提呈以尋求批准的公開發售、發行認股權證及清洗豁免的決議案。

閣下亦務請注意載於本通函第28至29頁的獨立董事委員會函件及載於本通函第30至45頁的亞洲資產管理有限公司函件。

董事會鄭重建議獨立股東就股東特別大會上提呈的決議案作出決定前，應先細閱該等函件及各附錄。

股東及有意投資者謹請留意，公開發售須待達成所有條件方可作實，故未必會成為無條件。股東及有意投資者在買賣股份時務請審慎行事。

其他資料

本公司主要業務為投資控股，透過附屬公司經營證券買賣及投資、提供財務服務、物業投資及策略投資。

閣下亦務請注意本通函附錄所載的其他資料。

此 致

合資格股東及
(僅供參考)除外股東 台照

承董事會命
中國網絡資本有限公司
主席
莊舜而
謹啓

二零零七年十二月三十一日



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

敬啓者：

(1) 建議按於記錄日期每持有一股股份可獲一股發售股份之基準向合資格股東公開發售 (2) 建議每五股發售股份發行兩份認股權證 及 (3) 申請清洗豁免

謹請參閱載於日期為二零零七年十二月三十一日的通函(「通函」)第7至27頁的董事會函件，本函件為通函一部份。除另有指明外，通函已界定詞語在本函件中具有相同涵義。

吾等獲委任為獨立董事委員會委員，以考慮公開發售、發行認股權證及清洗豁免，並就其是否公平合理及於股東特別大會上投票贊成批准有關公開發售、發行認股權證及清洗豁免普通決議案是否符合獨立股東利益提供意見。亞洲資產管理有限公司獲委任為獨立財務顧問，就以上事項向本公司獨立董事委員會及獨立股東提供意見。

務請　閣下垂注載於本通函的董事會函件及亞洲資產管理有限公司致獨立董事委員會及獨立股東有關公開發售、發行認股權證及清洗豁免的意見函件。

* *中文名稱僅供識別*

經考慮本通函第30至45頁所載亞洲資產管理有限公司意見函件所述曾考慮的主要因素、理由及提出的意見後，吾等認為公開發售、發行認股權證及清洗豁免的條款公平合理，且公開發售、發行認股權證及清洗豁免符合本公司及獨立股東的整體利益。因此，吾等建議獨立股東投票贊成批准於股東特別大會提呈的公開發售、發行認股權證及清洗豁免的普通決議案。

此　致

列位獨立股東　台照

中國網絡資本有限公司獨立董事委員會

獨立非執行董事
勞偉安先生

獨立非執行董事
劉紹基先生

獨立非執行董事
張健先生

謹啓

二零零七年十二月三十一日

以下為亞洲資產管理有限公司(「亞洲資產管理」)就公開發售、發行認股權證及清洗豁免致獨立董事委員會之函件全文,以供載入本通函。



亞洲資產管理
ASIA INVESTMENT MANAGEMENT
亞洲資產管理有限公司
香港銅鑼灣
禮頓道21-23號
均峰商業大廈14樓B室

敬啓者:

(1) 建議按於記錄日期每持有一股股份可獲一股發售股份之基準向合資格股東公開發售
(2) 建議每五股發售股份發行兩份認股權證
及
(3) 申請清洗豁免

緒言

吾等獲委任為獨立財務顧問,就建議公開發售、建議發行認股權證及清洗豁免向獨立董事委員會與獨立股東提供意見,有關詳情載於　貴公司於二零零七年十二月三十一日向股東刊發載有本函件的通函(「通函」)的董事會函件(「董事會函件」)。除文義另有所指外,通函已界定的詞語在本函件中具相同涵義。

於二零零七年十一月三十日， 貴公司公佈(其中包括) 貴公司建議按於記錄日期每持有一股股份可獲一股發售股份的基準，以公開發售形式按每股發售股份4.00港元的認購價向合資格股東發行276,183,547股發售股份，籌集不少於約1,104,700,000港元(未扣除開支)，並向合資格股東每成功認購五股發售股份發行兩份認股權證。認股權證持有人行使一份認股權證可按每股8.00港元的暫定認購價(「認股權證認購價」，或須調整)認購新股份(「認股權證股份」)。通函附錄三載有認股權證的簡要條款。於最後可行日期， 貴公司已發行股本為276,183,547股股份。

公開發售須待董事會函件所載條件達成方可作實。公開發售由 貴公司控權股東Vigor根據包銷協議條款及條件全數包銷。於包銷協議日期，Vigor擁有106,484,400股股份，相當於 貴公司已發行股本約38.56%。根據不可撤回承諾，Vigor已不可撤回地承諾全數認購其公開發售的配額106,484,400股發售股份。倘Vigor須認購全部169,699,147股發售股份加上67,879,659份認股權證(即全面履行包銷協議的包銷承諾)，Vigor將擁有合共382,667,947股股份，相當於 貴公司經發行發售股份(假設並無行使認股權證)而擴大的已發行股本約69.28%，或493,141,366股股份，相當於 貴公司經發行發售股份及認股權證股份(假設悉數行使認股權證)而擴大已發行股本約74.40%。

基於上文所述及根據收購守則第26條，Vigor及與其一致行動人士屆時須提出強制全面收購建議，收購Vigor及與其一致行動人士未擁有的所有 貴公司已發行股份。

Vigor已根據收購守則第26條豁免規定附註1向執行理事申請清洗豁免。執行理事已表示會批准授出清洗豁免，惟須獲獨立股東在股東特別大會以投票方式通過方可作實。包銷協議的條件包括取得清洗豁免。如執行理事不授出清洗豁免或獨立股東不批准清洗豁免的條件，則包銷協議會失效而公開發售不會進行。

基於Vigor擁有包銷協議的利益，Vigor及其聯繫人及與彼等一致行動之人士不得在股東特別大會就批准（其中包括）公開發售、發行認股權證及清洗豁免等決議案投票。除Vigor負責包銷公開發售的發售股份外，貴公司與Vigor並無就股份或Vigor的股份作出對公開發售及清洗豁免重大的其他安排（不論以購股權、彌償或其他方式）。

貴公司將徵求獨立股東授出特別授權以配發及發行發售股份以及發行認股權證與行使認股權證所須發行股份（「特別授權」）。

由全體獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成的獨立董事委員會已成立，以考慮公開發售、發行認股權證及清洗豁免的條款，並且向獨立股東提出意見及建議。獨立董事委員會各成員已確認彼等在相關交易中並無利益衝突，故具備擔任獨立董事委員會成員的資格。

亞洲資產管理已獲委任就公開發售、發行認股權證及清洗豁免是否公平合理、對　貴公司及股東整體是否有利向獨立董事委員會提供意見，以及就上述交易的投票向獨立股東提出建議。

吾等意見的根據

吾等達成意見及建議時，曾考慮（包括）通函及與　貴集團有關的財務資料。吾等亦曾考慮　貴公司管理層所提供有關　貴集團的經營、財務狀況及前景的若干資料。吾等亦已(i)考慮吾等認為相關的其他資料、分析及市場數據；及(ii)與　貴公司管理層討論　貴集團的財務、業務及未來前景。吾等假設所獲有關資料、陳述及聲明的所有重大內容截至本函件日期均為真實、準確及完備，而吾等的意見乃基於有關資料。

全體董事共同及個別就通函所載資料的準確性承擔全部責任，經作出一切合理查詢後，就彼等所知及所信，彼等確認通函所發表的意見已經審慎周詳考慮，而通函並無任何遺漏致使通函任何陳述有所誤導。吾等假設通函所載或所述的一切資料、意見及聲明的重大內容截至本通函日期均為真實、準確及完備，可作為吾等意見的根據。吾等認為已獲得並且已審閱現時所有可供參閱的資料及文件，使吾等可就公開發售、發行認股權證及清洗豁免的條款及理由達致知情觀點，且足以信賴通函所載資料準確，可作為吾等的意見的合理根據。吾等無理由懷疑董事或 貴公司管理層隱瞞任何重要資料，或任何重要資料屬誤導、失實或不確。然而，吾等並無就此進行任何獨立詳盡調查或審核 貴集團的業務、事務或前景。吾等的意見必須基於最後可行日期有效的財務、經濟、市場及其他狀況以及吾等所獲的資料。

公開發售、發行認股權證及清洗豁免的主要考慮因素及理由

在達成吾等有關公開發售、發行認股權證及清洗豁免的意見及推薦建議時，吾等曾考慮以下主要因素及理由：

I. 貴集團的背景資料及前景

貴公司為於百慕達註冊成立的有限公司，股份於聯交所主板上市。 貴公司的主要業務為投資控股，透過附屬公司從事買賣及投資證券、提供金融服務、物業投資及策略投資。

截至二零零六年十二月三十一日止財政年度及截至二零零七年六月三十日止六個月， 貴集團分別錄得收益約1,229,800,000港元及1,115,700,000港元。截至二零零六年十二月三十一日止財政年度及截至二零零七年六月三十日止六個月，股東應佔溢利分別為約772,500,000港元及528,400,000港元。儘管營業額上升，惟由於(其中包括)上市投資股息收入及投資收益淨額減少，加上財務成本增加，故此 貴集團截至二零零七年六月三十日止期間的溢利較截至二零零六年六月三十日止六個月的603,400,000港元下跌約12.43%。承接二零零六年的上升趨勢，二零零七年上半年度全球金融市場不斷上揚，乘著投資者一片看好， 貴集團套現部分上市股份的買賣組合，包括聯合集團有限公司及Mulpha

International Limited的股份。然而，由於次級按揭拖欠的連鎖效應或會引發美國市場流動資金緊拙、經濟增長放緩甚至衰退等問題，對美國經濟的憂慮一直困擾投資者情緒。 貴集團業務主要位處的香港、中國及亞太區市場亦可能受影響。 貴集團無論維持或超越過往業績，均會面對非常嚴峻的一年。

於二零零七年六月三十日， 貴集團未經審核流動負債及資產淨值分別為約668,800,000港元及2,989,700,000港元。為不斷改善財務表現， 貴集團已進行一系列交易，包括(i)按截至二零零七年六月三十日止期間的中期報告所披露，結束近年持續虧損的流動電話分銷業務；(ii)於二零零七年六月收購上海聯合水泥股份有限公司已發行股本約17%，該公司其後於二零零七年九月訂立有條件協議收購一家在中國從事金礦業務的公司；(iii)於二零零七年七月收購從事銷售印刷電路板的普林電子有限公司已發行股本40%；及(iv)同意認購SHK Asian Opportunities Fund的有限責任合夥權益，最高出資20,000,000美元（約等於156,000,000港元）。 貴集團目前從事證券買賣及投資、提供金融服務、物業投資及策略投資，同時積極爭取及物色中國、香港及亞太區估值偏低的投資及業務機會，以增加 貴公司股東的價值。

II. 進行公開發售的理由及所得款項用途

董事認為基於近期全球主要金融市場波動不定，進行股本集資加強 貴集團的股本基礎及改善財政狀況符合 貴公司利益。

貴公司擬將公開發售所得款項淨額約1,101,700,000港元用作償還銀行及其他貸款，以及留待日後投資或當有機會時全數用作投資。吾等曾與董事及貴公司管理層討論貴公司的所得款項擬定用途。董事向吾等確認 貴公司目前並無項目投資計劃，其將會繼續在中國、香港及亞太區尋找及物色價格遭低估的投資及業務商機，以提高 貴公司股東價值。

吾等已查詢　貴集團借貸的年期。董事向吾等確認，於二零零七年十一月三十日，　貴集團尚未償還銀行及金融機構的借貸約925,800,000港元。所有結欠借貸須於未來12個月償清。負債資本比率（以扣除銀行結餘及現金的借貸淨值除股東資金計算）由二零零六年十二月三十一日約4.67%增至二零零七年六月三十日約13.09%。公開發售所得款項淨額有助減輕　貴集團的負債及減低負債資本比率，亦有助提升營運資金水平，建立財務基礎以掌握日後投資商機。

基於以上因素，吾等認為公開發售為加強　貴集團財務狀況，及擴大　貴公司的資本基礎的重要方法，以及時爭取投資機會。因此，公開發售乃公平合理，對　貴公司及股東整體有利。

III. 公開發售以外的途徑

董事表示，彼等曾考慮　貴集團公開發售以外的其他集資途徑，包括但不限於債務融資及配售新股份。基於(i)　貴集團於二零零七年六月三十日有未經審核流動負債約668,800,000港元；(ii)　貴集團於二零零七年六月三十日的銀行及現金結餘約53,100,000港元；(iii)　貴集團的投資物業及持有待售投資（佔　貴集團於二零零七年六月三十日約202,000,000港元非流動資產約22.14%）已抵押作短期信貸的部分擔保；及(iv)於二零零七年十一月三十日有未經審核尚未償還借貸總額約925,800,000港元，董事預期進一步債務融資並非在市場集資的最佳方案。

貴公司亦曾考慮以股份配售取代公開發售集資。但有別於公開發售能為合資格股東提供平等機會參與　貴公司擴大股本基礎，並同時維持於　貴公司的持股比例，股份配售涉及發行新股份，會攤薄現有股東權益。因此，董事認為股份配售並非取替公開發售的良策。

經考慮　貴集團現時狀況，加上全體合資格股東具同等機會參與公開發售及全數認購彼等的配額以維持彼等各自所持　貴公司的權益，吾等認為公開發售為　貴集團集資的妥善途徑。

IV. 公開發售的主要條款

認購價

貴公司建議按記錄日期每持有一股股份可獲一股發售股份的基準，以公開發售形式按每股發售股份4.00港元的認購價向合資格股東發行276,183,547股發售股份，籌集不少於約1,104,700,000港元（未扣除開支）。

認購價由 貴公司與包銷商經參考當時股份市價及 貴集團的基本條件公平磋商釐定。

認購價較:

(i) 二零零七年十一月二十一日（緊接公佈日期前股份最後交易日，「最後交易日」）在聯交所每股股份收市價6.55港元折讓約38.93%；

(ii) 截至及包括最後交易日止最後五個交易日在聯交所每股股份平均收市價約6.76港元折讓約40.83%；

(iii) 截至及包括最後交易日止最後十個交易日在聯交所每股股份平均收市價約6.735港元折讓約40.61%；

(iv) 截至二零零六年十二月三十一日止年度 貴公司經審核綜合帳目所示每股資產淨值約8.48港元折讓約52.83%；

(v) 根據最後交易日在聯交所每股股份收市價計算的每股理論除權價約5.275港元折讓約24.17%；及

(vi) 於最後可行日期在聯交所每股股份收市價5.60港元折讓約28.57%。

回顧股份價格及過往收市價

下文圖I顯示自二零零七年五月二十二日（即截至最後交易日止六個曆月的首日）至最後交易日及最後可行日期止期間（「回顧期間」）股份每日收市價與認購價及恒生指數每日收市價的比較：

圖I：股份價格表現


港元
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
二零零七年五月二十二日
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
二零零七年十月
二零零七年十一月
最後交易日
二零零七年十二月
最後可行日期
收市價
發售價
恒生指數

資料來源：彭博、聯交所網站(www.hkex.com.hk)

附註：

1. 於並無股份買賣的交易日，收市價相等於前一個股份買賣日期的收市價。

於回顧期間，股份的最高收市價及最低收市價分別為8.10港元（記錄於二零零七年八月一日）及4.98港元（記錄於二零零七年十二月十八日）。按圖I所示，認購價低於回顧期間的股份收市價。

於二零零七年五月至二零零七年八月的回顧期間，股份價格表現勝於恒生指數。根據股東批准的一般授權， 貴公司於二零零七年五月二十八日至二零零七年八月八日在聯交所購回共2,776,000股股份，或為促進股份價格表現的原因。董事向吾等確認，購回股份乃為提高 貴集團每股資產淨產及每股盈利。

董事認為認購價可吸引合資格投資者認購發售股份。基於(i)認購價由 貴公司與包銷商公平磋商釐定；(ii)所有合資格股東均有公平機會參與公開發售，以相同的價格認購全部配額；及(iii)認購價較根據最後交易日每股股份在聯交所的收市價計算的理論除權價約每股5.275港元折讓約24.17%，吾等同意董事的觀點，認購價對 貴公司有利，且對獨立股東而言公平合理。

V. 發行認股權證

根據發行認股權證， 貴公司建議向合資格股東每成功認購五股發售股份發行兩份認股權證，其持有人行使一份認股權證可按每股8.00港元的暫定認購價（或須調整）認購新股份。發行認股權證及因行使認股權證而發行股份須獲得獨立股東批准。發行認股權證的詳情載於董事會函件。認股權證認購價較：

(i) 股份於最後交易日在聯交所每股收市價6.55港元高出約22.14%；

(ii) 截至及包括最後交易日止最後五個交易日在聯交所每股股份平均收市價約6.76港元高出約18.34%；

(iii) 截至及包括最後交易日止最後十個交易日在聯交所每股股份平均收市價約6.735港元高出約18.78%；

(iv) 截至二零零六年十二月三十一日止年度　貴公司經審核綜合帳目所示每股資產淨值約8.48港元折讓約5.66%；及

(v) 最後可行日期在聯交所每股股份收市價5.60港元高出約42.86%。

雖然認股權證認購價高於最後交易日股份的收市價，但吾等認為發行認股權證及認股權證認購價對獨立股東而言公平合理，所考慮的因素如下：

(i) 認股權證認購價與回顧期間股份最高收市價的水平相若。　貴公司管理層認為認股權證認購價乃經參考股份現行市價而釐定。倘若合資格股東行使認股權證，即使並無保證股份價格可升至股份在回顧期間的最高收市價，但股份有可能達到上述可能的增幅；

(ii) 認股權證認購價高於(而非低於)最後交易日股份在聯交所的每股收市價，如認股權證持有人認購認股權證，則　貴公司發行認股權證可收取更多款項。倘若認股權證持有人不行使認股權證，則　貴集團除行政費用外並無其他成本；

(iii) 認股權證可自由轉讓，而認股權證持有人可自認股權證發行日期起三年內，隨時買賣認股權證而套現。基於認股權證發行予成功認購發售股份的合資格股東而不另收費，因此即使股份價格未能超越認股權證認購價，對認股權證持有人仍有財務利益；

(iv) 根據發行認股權證，Vigor及合資格股東可獲得110,473,419份認股權證，暫定認購價為每股8.00港元（或須調整）。倘若全數行使認股權證， 貴公司可收取認購款項而獲得現金約883,800,000港元（或會調整），因而增加 貴公司股本，用於日後發展，除行政費用外毋須支付任何成本；及

(v) 假設所有合資格股東認購公開發售的全部配額，並且行使發行認股權證的認股權證認購權，則合資格股東的股權攤薄影響相同。顯然，倘若並無合資格股東認購公開發售的配額而認股權證持有人全數行使認股權證，則獨立股東的股權最多會攤薄約58.33%。

獨立股東謹請留意，發行認股權證須待公開發售完成方可作實。

VI. 獨立股東股權的可能攤薄影響

表I：公開發售的可能攤薄影響

	於本通函日期		公開發售完成當時且假設所有股東認購全部配額		公開發售完成當時且假設所有股東認購全部配額及認股權證全數行使		公開發售完成當時且假設並無合資格股東認購配額		公開發售完成當時且假設並無合資格股東認購配額而認股權證全數行使	
	股份數目	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*	*股份數目*	*股權(%)*
Vigor及與其一致行動人士	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
公眾股東	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
合計	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

所有合資格股東均可認購發售股份及認股權證。認購公開發售全部配額的合資格股東，當公開發售完成時所佔本公司的股權會維持不變。不行使權利全數認購發售股份及認股權證的合資格股東，當公開發售完成時且假設認股權證全數行使，其股權將會最多攤薄約58.33%，實際攤薄程度視乎所認購配額的數額而定。

公開發售完成後且假設認股權證全數行使，倘若並無合資格股東願意認購有關數目發售股份的配額，則Vigor仍會是 貴公司的控權股東。因此，Vigor會擁有公開發售完成後 貴公司經擴大已發行股本約69.28%，或公開發售完成且認股權證全數行使後 貴公司經擴大已發行股本約74.40%。

VII. 公開發售的財務影響

a. 有形資產淨值

按通函附錄二「未經審核備考經調整綜合有形資產淨值報表」所載，二零零七年六月三十日股東應佔 貴集團未經審核綜合有形資產淨值約為2,890,900,000港元。根據於二零零七年六月三十日已發行股份276,643,547股計算，二零零七年六月三十日股東應佔每股未經審核綜合有形資產淨值約為10.45港元。公開發售完成當時，股東應佔未經審核備考綜合有形資產淨值會增至約3,992,600,000港元，而每股未經審核備考綜合有形資產淨值會減至約7.22港元（以552,827,094股股份（即二零零七年六月三十日276,643,547股已發行股份及276,183,547股發售股份合計）計算）。

b. 流動資金

按 貴公司截至二零零七年六月三十日期間的未經審核中期報告所載， 貴集團的銀行結餘及現金約為53,100,000港元。公開發售完成當時，本公司將集資淨額約1,101,700,000港元。公開發售完成當時，預期 貴集團的流動比率（流動資產除以流動負債）會大幅提高。

c. ***負債資本比率***

根據通函附錄一所載的負債報表， 貴集團於二零零七年十一月三十日的外界借貸約為925,800,000港元。假設 貴集團自二零零七年十一月三十日至公開發售完成期間再無其他債務，則公開發售完成當時 貴集團的負債資本比率（以扣除銀行結餘及現金的借貸淨值除股東資金計算）預期會減少。

於二零零七年六月三十日， 貴集團的負債資本比率約13.09%。假設自二零零七年七月一日至公開發售完成期間， 貴集團並無任何其他債務，則於公開發售完成後 貴集團不會有負債。

VIII. 包銷安排

公開發售由Vigor全數包銷，須符合包銷協議的條款及條件。根據包銷協議，Vigor須認購不超過169,699,147股發售股份，為合資格股東不認購的發售股份。根據包銷協議的條款及條件，Vigor不會收取包銷佣金。

吾等參考以往市場的公開發售交易，包銷商一般會收取集資額約1.00%至3.00%的包銷佣金，視乎不同市場狀況及公開發售的條款而定。吾等認為公開發售的包銷安排公平合理，對 貴公司及獨立股東整體有利。

包銷協議的條款，包括終止包銷協議及包銷協議的條件，載於董事會函件。

獨立股東謹請留意，公開發售及包銷協議互為條件。

IX. 並無申請額外發售股份及認股權證的安排

按董事會函件所載，為減少行政費用，董事並無訂立獨立股東根據公開發售申請額外發售股份及認股權證的安排。因此，倘若合資格股東不接受可獲的發售股份，Vigor會履行包銷商責任，以認購價認購該等不獲認購的發售股份及認股權證。

吾等謹請獨立股東注意根據包銷協議，Vigor須履行包銷商責任認購未獲認購的發售股份，而其他股東除本身的配額外，不可額外參與公開發售。吾等認為，有意認購配額以外的發售股份及認股權證的合資格股東未必認為有關安排理想。然而，吾等認為除上述情況外，亦應考慮公開發售的條款，在於鼓勵合資格股東接納既定的發售股份配額（原因在於認購價低於股份現行市價，對合資格股東有相同的吸引力），故此預期大部分合資格股東理應申請各自的發售股份及認股權證既定配額及付款。因此，可供額外申請的發售股份及認股權證應當甚少，而並無額外申請的安排對合資格股東而言並不重要。

X. 清洗豁免

於包銷協議日期，Vigor持有106,484,400股股份，相當於 貴公司已發行股本約38.56%。倘Vigor須認購全部169,699,147股發售股份及67,879,659份認股權證（即包銷協議的包銷承諾），則Vigor會持有382,667,947股股份，相當於 貴公司經發行發售股份擴大的已發行股本約69.28%（假設並無行使認股權證），或493,141,366股股份，相當於 貴公司經發行發售股份及根據發行認股權證所發行的股份擴大的已發行股本約74.40%（假設認股權證獲悉數行使）。根據收購守則第26條規定，Vigor屆時須就所有未擁有的股份提出強制全面收購要約。

Vigor已向執行理事申請清洗豁免。執行理事表示會批准清洗豁免，惟須待獨立股東於股東特別大會以投票表決方式批准方可作實。按董事會函件所述，公開發售與包銷協議乃互為條件，而取得清洗豁免乃包銷協議的條件之一。倘不能獲得清洗豁免或清洗豁免不獲獨立股東批准，則包銷協議不會成為無條件，而公開發售亦不會進行。

倘於股東特別大會上獨立股東不批准清洗豁免，則公開發售不會進行，且 貴公司不會獲得預期公開發售所得一切利益，包括但不限於失去可提高 貴集團資金水平及用作日後發展資金的公開發售所得款項淨額。

基於吾等對公開發售條款的分析，吾等認為公開發售對 貴公司及股東整體有利。吾等認為就進行公開發售而言，獨立股東於股東特別大會批准清洗豁免對 貴公司及股東整體有利。

推薦建議

吾等發現公開發售會攤薄備考每股有形資產淨值。然而，考慮到上文進行公開發售、發行認股權證及清洗豁免主要因素及理由，尤其是

(i) 公開發售的所得款項淨額可鞏固　貴集團的資本基礎、減低　貴集團的負債資本比率、增加營運資金並提高　貴集團就日後爭取潛在投資機會及取得融資的議價能力。截至二零零七年十一月三十日，　貴集團有負債約925,800,000港元。所有結欠借貸須於未來12個月內償清。吾等同意董事的觀點，對經濟前景有所保留，加上金融市場的波動或會持續影響投資者信心，因而可能導致流動資金緊絀及經濟增長放緩等問題。吾等認為加強　貴集團的財務狀況至關重要，故吾等認為公開發售有助加強　貴集團的營運資金狀況；及

(ii) 清洗豁免為公開發售及發行認股權證的先決條件。倘清洗豁免不獲獨立股東批准，則公開發售及發行認股權證不會進行，且　貴公司將失去上文(i)所述預期公開發售及發行認股權證完成所得的一切利益，

吾等認為公開發售、發行認股權證及清洗豁免對獨立股東屬公平合理，而公開發售亦對　貴集團及獨立股東有利。因此，吾等建議獨立股東投票贊成於股東特別大會提呈的有關決議案，以批准公開發售、發行認股權證、清洗豁免及特別授權等事項。

股東務必注意，根據通函所載的預期時間表，股份將於二零零八年一月十日開始按除權基準買賣。倘Vigor終止包銷協議，或不能達成包銷協議的所有條件（獲Vigor豁免者除外），則公開發售不會進行。任何買賣除權股份的人士將因而承受包銷協議或不會成為無條件及公開發售不會進行的風險。有意由即日起至包銷協議成為無條件當日止買賣股份的股東或其他人士對本身的情況有疑問，應諮詢其專業顧問。

此　致

獨立董事委員會及
獨立股東　台照

代表
亞洲資產管理有限公司
董事總經理
簡麗娟
謹啟

二零零七年十二月三十一日

1. 財務資料概要

下文所載本集團截至二零零六年十二月三十一日止三年度之經審核綜合收益表及綜合資產負債表概要乃摘錄自本公司截至二零零六年十二月三十一日止過去三個年度已刊發相關年報。由於本集團在二零零五年採納新香港財務報告準則，故重列若干財務資料以符合本集團於二零零四年採納之新會計政策。

德勤•關黃陳方會計師行就本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三年度各年的經審核綜合財務報表發出的會計師報告並無任何保留意見。本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三年度各年概無其他額外項目或非經常性項目。

綜合收益表

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
營業額	1,229,840	223,086	847,491
銷售流動電話	67,098	66,309	237,205
租金收入	3,801	2,723	2,444
	70,899	69,032	239,649
銷售成本	(65,493)	(62,541)	(203,533)
毛利	5,406	6,491	36,116
上市投資之股息收入	17,717	11,706	10,927
應收貸款之利息收入	9,071	11,693	11,874
佣金收入	–	–	3,854
投資之溢利淨額	801,269	79,562	173,396
其他收入	22,445	14,950	13,158
分銷成本	(4,655)	(6,060)	(11,702)
行政支出	(64,307)	(27,705)	(40,389)
其他支出	(988)	(136)	(547)
融資成本	(10,897)	(1,571)	(530)
出售一間聯營公司之溢利	1,740	–	–
出售一間附屬公司之溢利	–	3,544	–
投資物業公允價值之變動	6,856	11,360	5,540
樓宇之重估盈餘	387	773	1,704
除稅前溢利	784,044	104,607	203,401
稅項支出	(11,527)	(99)	(127)
本年度溢利	772,517	104,508	203,274

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
以下應佔：			
本公司權益持有人	772,468	104,511	203,274
少數股東權益	49	(3)	–
	772,517	104,508	203,274
股息			
－已付股息	14,280	15,060	17,876
－建議股息	11,280	11,879	12,070
每股盈利			
－基本	2.67港元	0.35港元	0.58港元
每股股息	5.0港仙	5.0港仙	5.0港仙

綜合資產負債表

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	千港元	千港元 (重列)
非流動資產			
投資物業	81,589	136,526	44,640
物業、廠房及設備	4,712	51,825	3,884
預付租賃款項	2,424	2,483	2,542
於一間聯營公司之投資	–	–	–
證券投資	–	–	313,919
可供出售投資	557,375	171,633	–
貸款票據	50,476	86,805	–
可轉換債券	6,626	–	–
其他非流動資產	–	–	528
	703,202	449,272	365,513
流動資產			
持作出售之存貨－製成品	1,471	1,495	9,626
證券投資	–	–	709,854
持作買賣之投資	1,690,510	886,464	–
應收一位少數股東款項	–	4,805	–
應收賬項、按金及預付款項	33,708	12,501	28,405
應收貸款	123,598	74,429	103,018
可收回稅項	3,543	–	–
已抵押銀行存款	–	10,526	15,182
銀行結餘及現金	58,007	16,819	32,265
	1,910,837	1,007,039	898,350
分類為待售之資產	134,419	–	–
	2,045,256	1,007,039	898,350
流動負債			
應付賬項及應計費用	55,480	41,176	32,383
客戶訂金及預收款項	31,283	2,713	3,513
其他借貸	170,100	100,986	–
應付稅項	15,657	4,315	4,315
	272,520	149,190	40,211
分類為待售資產之有關負債	60,044	–	–
	332,564	149,190	40,211
流動資產淨值	1,712,692	857,849	858,139
	2,415,894	1,307,121	1,223,652

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	千港元	千港元
			(重列)
資本及儲備			
股本	2,829	2,975	3,018
儲備	2,396,218	1,281,957	1,220,634
本公司權益持有人應佔權益	2,399,047	1,284,932	1,223,652
少數股東權益	16,847	16,798	–
權益總額	2,415,894	1,301,730	1,223,652
非流動負債			
遞延税項負債	–	5,391	–
	2,415,894	1,307,121	1,223,652

2. 本集團截至二零零六年十二月三十一日止年度的經審核綜合財務報表

以下為本集團截至二零零六年十二月三十一日止年度的經審核財務報表及財務報表附註，乃摘錄自本公司二零零六年年報：

綜合收益表
截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	6	1,229,840	223,086
銷售流動電話		67,098	66,309
租金收入		3,801	2,723
		70,899	69,032
銷售成本		(65,493)	(62,541)
毛利		5,406	6,491
上市投資之股息收入		17,717	11,706
應收貸款之利息收入		9,071	11,693
投資之溢利淨額	8	801,269	79,562
其他收入	9	22,445	14,950
分銷成本		(4,655)	(6,060)
行政支出		(64,307)	(27,705)
其他支出		(988)	(136)
融資成本	10	(10,897)	(1,571)
出售一間聯營公司之溢利		1,740	–
出售一間附屬公司之溢利	40	–	3,544
投資物業按公允價值之變動		6,856	11,360
樓宇之重估盈餘		387	773
除稅前溢利		784,044	104,607
稅項支出	12	(11,527)	(99)
本年度溢利	13	772,517	104,508
以下應佔：			
本公司權益持有人		772,468	104,511
少數股東權益		49	(3)
		772,517	104,508
股息	14		
－已付股息		14,280	15,060
－建議股息		11,280	11,879
每股盈利	15		
－基本		2.67港元	0.35港元

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
投資物業	16	81,589	136,526
物業、廠房及設備	17	4,712	51,825
預付租賃款項	18	2,424	2,483
於一間聯營公司之投資		–	–
可供出售投資	19	557,375	171,633
貸款票據	20	50,476	86,805
可轉換債券	21	6,626	–
		703,202	449,272
流動資產			
持作出售之存貨－製成品		1,471	1,495
持作買賣之投資	22	1,690,510	886,464
應收一位少數股東款項	23	–	4,805
應收賬項、按金及預付款項	24	33,708	12,501
應收貸款	25	123,598	74,429
可收回税項		3,543	–
有抵押銀行存款	26	–	10,526
銀行結餘及現金	26	58,007	16,819
		1,910,837	1,007,039
分類為待售之資產	27	134,419	–
		2,045,256	1,007,039

	附註	二零零六年 千港元	二零零五年 千港元
流動負債			
應付賬項及應計費用	28	55,480	41,176
客戶訂金及預收款項		31,283	2,713
其他借貸	29	170,100	100,986
應付稅項		15,657	4,315
		272,520	149,190
分類為待售資產之相關負債	27	60,044	–
		332,564	149,190
流動資產淨值		1,712,692	857,849
		2,415,894	1,307,121
資本及儲備			
股本	30	2,829	2,975
儲備		2,396,218	1,281,957
本公司權益持有人應佔之權益		2,399,047	1,284,932
少數股東權益		16,847	16,798
權益總額		2,415,894	1,301,730
非流動負債			
遞延稅項負債	31	–	5,391
		2,415,894	1,307,121

綜合權益變動表

截至二零零六年十二月三十一日止年度

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	總額	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,261
可供出售投資公允價值之變動	-	-	-	(3,684)	-	-	-	(3,684)	-	(3,684)
因換算海外附屬公司之財務報表所產生之差異	-	-	-	-	-	472	-	472	-	472
直接於權益確認之淨(支出)收入	-	-	-	(3,684)	-	472	-	(3,212)	-	(3,212)
本年度溢利	-	-	-	-	-	-	104,511	104,511	(3)	104,508
本年度確認收入及(支出)總額	-	-	-	(3,684)	-	472	104,511	101,299	(3)	101,296
收購一間附屬公司時所產生 *(附註39)*	-	-	-	-	-	-	-	-	11,996	11,996
少數股東之資本貢獻	-	-	-	-	-	-	-	-	4,805	4,805
已付股息	-	-	-	-	-	-	(15,060)	(15,060)	-	(15,060)
股份購回	(43)	(5,525)	-	-	43	-	(43)	(5,568)	-	(5,568)
於二零零五年十二月三十一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	427,864	-	-	-	427,864	-	427,864
樓宇重估盈餘	-	-	210	-	-	-	-	210	-	210
因換算海外附屬公司之財務報表所產生之差異	-	-	-	-	-	499	-	499	-	499
直接於權益確認之淨收入	-	-	210	427,864	-	499	-	428,573	-	428,573
轉移至出售可供出售投資之溢利或虧損	-	-	-	(26,268)	-	-	-	(26,268)	-	(26,268)
本年度溢利	-	-	-	-	-	-	772,468	772,468	49	772,517
本年度確認收入總額	-	-	210	401,596	-	499	772,468	1,174,773	49	1,174,822
已付股息	-	-	-	-	-	-	(14,280)	(14,280)	-	(14,280)
股份購回 *(附註30)*	(146)	(46,232)	-	-	146	-	(146)	(46,378)	-	(46,378)
於二零零六年十二月三十一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 *千港元*	二零零五年 *千港元*
經營業務			
除税前溢利		784,044	104,607
調整項目：			
利息收入		(11,013)	(14,837)
物業、廠房及設備之折舊		389	617
存貨減值		1,070	92
利息支出		10,897	1,571
預付租賃款項之攤銷		59	59
出售一間聯營公司之溢利		(1,740)	–
衍生工具之已變現溢利淨額		(1,594)	(1,464)
出售可供出售投資之變現溢利		(26,268)	–
持作買賣投資按公允價值之變動		(439,498)	(61,506)
貸款票據提早贖回的折價		3,962	1,000
投資物業按公允價值之變動		(6,856)	(11,360)
樓宇之重估盈餘		(387)	(773)
出售一間附屬公司之溢利		–	(3,544)
營運資金變動前之經營現金流量		313,065	14,462
存貨(增加)減少		(1,046)	8,039
持作買賣投資增加		(362,954)	(122,997)
應收賬項、按金及預付款項(增加)減少		(21,822)	16,404
應收貸款(增加)減少		(49,169)	1,078
應付賬項及應計費用增加(減少)		38,920	(42,876)
客戶訂金及預收款項增加(減少)		58,597	(800)
經營業務之現金流出		(24,409)	(126,690)
已付利息		(10,897)	(1,571)
已付税款		(3,718)	(100)
經營業務之現金流出淨額		(39,024)	(128,361)

	附註	二零零六年 千港元	二零零五年 千港元
投資業務			
出售可供出售投資所得款項		42,122	–
贖回貸款票據所得款項淨額		39,503	59,000
有抵押銀行存款減少		10,526	4,656
已收利息		3,877	4,888
出售一間聯營公司所得款項		1,740	–
購買投資物業		(19,114)	–
購買可轉換債券		(6,626)	–
購買物業、廠房及設備		(101)	(88)
出售一項投資物業所得款項		–	100
購買可供出售投資		–	(7,760)
收購一間附屬公司	*39*	–	(30,971)
出售一間附屬公司	*40*	–	3,544
投資業務之現金流入淨額		71,927	33,369
融資業務			
新增貸款		1,451,630	151,048
償還貸款		(1,382,516)	(50,062)
股份購回		(46,378)	(5,568)
已付股息		(14,280)	(15,060)
融資業務之現金流入淨額		8,456	80,358
現金及現金等值增加(減少)淨額		41,359	(14,634)
外幣滙率轉變之影響		(171)	(812)
年初之現金及現金等值		16,819	32,265
年終之現金及現金等值， 代表銀行結餘及現金		58,007	16,819

綜合財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點已披露於本年報第2頁。

本綜合財務報表以港幣呈列，與本公司之功能貨幣相同。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註41。

2. 新訂及修訂香港財務報告準則之應用（「香港財務報告準則」）

於本年度，本集團首次採用由香港會計師公會（「香港會計師公會」）新頒佈之多條新準則、修訂及詮釋（「新香港財務報告準則」），該等準則適用於二零零五年十二月一日或以後、或二零零六年一月一日或以後開始之會計期間。採納新香港財務報告準則對本會計期間或以往會計期間本集團之業績及財務狀況之編製及呈列方式並無重大影響，因而毋須作出以往年度調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂或詮釋。本公司董事預期，採用該等新準則、修訂或詮釋對本集團業績及財務狀況並無任何重大影響。

香港會計準則第1號(修訂)	資本披露[1]
香港財務報告準則第7號	財務工具:披露[1]
香港財務報告準則第8號	營業分類[2]
香港(國際財務報表詮釋委員會)-詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法[3]
香港(國際財務報表詮釋委員會)-詮釋第8號	香港財務報告準則第2號的範圍[4]
香港(國際財務報表詮釋委員會)-詮釋第9號	重新評估嵌入式衍生工具[5]
香港(國際財務報表詮釋委員會)-詮釋第10號	中期財務報告及減值[6]
香港(國際財務報表詮釋委員會)-詮釋第11號	香港財務報告準則第2號:集團及庫存股份交易[7]
香港(國際財務報表詮釋委員會)-詮釋第12號	服務經營權安排[8]

[1] *於二零零七年一月一日或之後開始之會計期間生效。*

[2] *於二零零九年一月一日或之後開始之會計期間生效。*

[3] *於二零零六年三月一日或之後開始之會計期間生效。*

[4] *於二零零六年五月一日或之後開始之會計期間生效。*

[5] *於二零零六年六月一日或之後開始之會計期間生效。*

[6] *於二零零六年十一月一日或之後開始之會計期間生效。*

[7] *於二零零七年三月一日或之後開始之會計期間生效。*

[8] *於二零零八年一月一日或之後開始之會計期間生效。*

3. 主要會計政策

誠如下列會計政策所述,綜合財務報表乃按歷史成本基準編製,惟若干物業及金融工具按重估價值或公允價值計算者除外。

綜合財務報表乃根據香港會計師公會所頒佈之香港財務報表準則編製。此外,綜合財務報表載列聯交所證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表由本公司及其所控制的機構(即附屬公司)之財務報表組成。控制是指本公司有權力掌管該機構之財務及營運政策,從而受惠於其經營活動。

於年內所收購或出售之附屬公司,其業績乃由收購日期起或至出售日期止(如適用)計算在綜合收益表內。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計攻策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及支出均於綜合賬目內抵銷。

少數股東權益於綜合附屬公司所佔的淨資產與本集團所佔之權益分開列賬。少數股東權益於淨資產之權益包括其於原業務合併日期之應佔數額及在合併日期以來少數股東應佔權益的變動。倘少數股東所佔的虧損超越少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由集團承擔。

收入確認

收入按已收及應收代價公平值計量。即於日常業務中之貨物銷售及證券買賣及投資，扣除折扣及銷售相關稅項之應收款項。

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

金融資產產生之利息收入乃按時間基準，並參照尚未償還本金額及按適用之實際利率計算，而該實際利率乃按金融資產之預期可使用年期將估計未來現金收入實際折算至該資產之賬面淨值之比率。

投資物業

投資物業於首次確認時按成本（包括所有有關的直接支出）計量。於首次確認後，投資物業按公允價值模式入賬。公允價值變動所產生之收益或虧損直接於產生期間確認為損益。

投資物業於出售或永久停用或預期將其出售不會帶來未來經濟利益時取消確認。取消確認資產所產生之任何溢利或虧損（以出售所得款項淨額與資產賬面值之差額計算）計入取消確認該項目之年度內之綜合收益表中。

物業、廠房及設備

物業、廠房及設備（在建工程除外）均按成本值或公允價值減除累計折舊及累計減值虧損列賬。

在建工程包括物業、廠房及設備，在工程分類上被定為用作生產或自用。在建工程以成本扣除已確認減值虧損列賬。當工程完成或準備自用時，在建工程須合適地分類為物業、廠房及設備。當該資產可作既定用途時，其折舊開始計算並與其他物業資產折舊計算方法相同。

樓宇用作生產或提供產品或服務，或用作行政用途，乃按其重估值（於重估日期之公允價值減除其後出現之任何累計折舊及任何其後之累計減值虧損）列於資產負債表。重估工作定期進行，頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公允價值為準。

任何因樓宇之重估所產生之增值均撥入樓宇重估儲備內，因重估樓宇而致賬面淨值減少之價值須以支出形式扣除，除因相同之資產於以往重估時而引致之重估減值已確認為支出，此等重估增值需撥入綜合收益表中但不能超越以往之減值支出。因重估樓宇而致賬面值減少之數額須以支出形式處理，惟以超出以往就重估資產而撥入樓宇重估儲備之餘額（如有）為限。在日後出售或收回經重估後的樓宇時，應計重估增值均直接轉撥至保留溢利。

物業、廠房及設備（在建工程中之土地及物業除外）之折舊以直線法，按該資產估計可使用之年期撇銷其成本值或其公允價值。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何未來經濟利益時取消確認。資產取消確認所產生之任何收益或虧損（按該項目之出售所得款項淨額及賬面值間之差額計算）於該項目取消確認之年度計入綜合收益表。

於聯營公司之投資

聯營公司為本集團可運用重大影響之公司，聯營公司並非附屬公司或合營公司。

聯營公司之業績、資產及負債會以會計權益法於綜合財務報表中綜合入賬。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之於收購後淨資產變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超逾於收購日期所確認本公司應佔聯營公司可識別資產、負債及或然負債之公平值淨值之任何金額，將確認為商譽。商譽計入投資賬面值內，並會作為投資一部分評估減值。

於重新評估後，本集團任何所分佔可識別資產、負債及或然負債超逾收購成本之金額，即時於損益中確認。

當集團公司與本集團聯營公司進行交易，任何盈虧將按本集團應佔相關聯營公司權益的水平予以對銷。

持作銷售之非流動資產

倘非流動資產及出售組別的賬面值可主要透過銷售交易(而非透過持續使用)收回,則會將其分類為持作銷售。上述條件僅會於極有可能進行銷售,且有關資產(出售組別)能即時以其現狀出售時視為達成。

分類為持作銷售的非流動資產(及出售組別)乃以資產(出售組別)過往的賬面值與公允價值(扣除銷售成本)的較低者計量。

預付租賃款項

經營租賃下的土地預付租賃款項乃於租期內以直線法在綜合收益表內扣除。

金融工具

當某集團實體成為工具合同條文之訂約方時,金融資產及金融負債於資產負債表確認。金融資產及金融負債按公允價值首次確認。收購或發行金融資產及金融負債而直接應佔之交易成本(透過損益按公允價值處理之金融資產及金融負債除外)乃於首次確認時加入金融資產或金融負債之公允價值或自金融資產或金融負債之公允價值內扣除(如合適)。收購透過損益按公允價值處理之金融資產或金融負債而直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團之金融資產歸入下列三個類別之其中一個,包括以透過損益按公允價值處理之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售金融資產乃按交易日基準確認及取消確認。定期購買或出售乃購買或銷售金融資產,並要求於市場上按規則或慣例設定之時間框架內付運資產。就各類金融資產所採納之會計政策乃載於下文。

透過損益按公允價值處理之金融資產

透過損益按公允價值處理之金融資產包括持作買賣之投資。於首次確認後之各結算日，透過損益按公允價值處理之財務資產乃按公允價值計量，而公允價值之變動在彼等產生之期間內即時直接在損益賬中確認。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於首次確認後各結算日，貸款及應收款項包括貸款票據、可轉換債券、應收一位少數股東款項、應收賬項、按金、應收貸款、有抵押銀行存款及銀行結餘，均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入賬。減值虧損乃當可實質證明資產減值時於損益中確認，並按該資產之賬面值與按原先實際利率折讓之估計未來現金流量之現值間的差額計量。當資產之可收回數額增加乃確實與於確認減值後所引致之事件有關時，則減值虧損會於隨後會計期間予以回撥，惟該資產於減值被回撥之日之賬面值不得超過未確認減值時之已攤銷成本。

可供出售之金融資產

可供出售之金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為貸款及應收款項及透過損益按公允價值處理之金融資產。於首次確認後各結算日，可供出售金融資產按公允價值計算。公允價值之變動於權益確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益賬確認。可供出售金融資產之任何減值虧損於損益賬確認。可供出售之股權投資之減值虧損將不會於以後期間在損益中撥回。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具乃根據合同安排之性質與金融負債及股本權益工具之定義分類。

股本權益工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本權益工具所採納之會計政策乃載於下文。

金融負債

金融負債包括應付賬項及應計費用，預收款項及其他借貸，乃採用實際利息法按攤銷成本計算。

股本權益工具

本公司之發行股本權益工具以收取代價扣除直接發行成本記錄。

衍生金融工具

衍生金融工具初步以訂立衍生工具合約當日的公允價值計量，其後則以其於各結算日的公允價值重新計量。

嵌入式衍生工具

倘非衍生主合約的嵌入式衍生工具的風險與特性與主合約的風險及特質類似，且主合約並非以公允價值計量，則會視為獨立衍生工具處理，而公允價值變動將於損益中確認。

取消確認

若從資產收取現金流量之權利已到期，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部份風險及回報轉移，則金融資產將被取消確認。於取消確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之差額，將於損益中確認。

金融負債被取消確認，當有關合約之特定責任獲解除、取消或到期。取消確認之金融負債賬面值與已付代價之差額，包括任何非現金資產或負債承擔，乃於損益中確認。

存貨

存貨按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

減值

於各結算日，本集團均會審閱其資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據香港財務報表準則以重估金額列賬，則上述減值虧損將根據香港財務報表準則視為重估減值。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項準則以重估金額列賬，則撥回減值虧損將根據該準則被視為重估增值。

稅項

稅項支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目，亦不包括利潤表內毋須課稅或不獲減免之項目，故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報表表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之差異而預期應付或可收回之稅項，並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債，及倘應課稅溢利可能足以抵銷可獲減免之臨時差異，則確認為遞延稅項資產。倘因商譽（或負商譽）或初步確認（業務綜合除外）交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利，則有關資產及負債不予確認。

遞延稅項資產之賬面值會於各結算日審核，及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於損益表扣除或計入損益表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

借貸成本

所有借貸成本於產生之期間列入綜合收益表融資成本內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。於磋商及安排一項經營租賃時產生之初步直接成本，乃加入租賃資產之賬面值內，並於租期按直線法確認為支出。

本集團作為承租人

根據經營租賃下之應付租金包括土地的租賃利息，以直線法按有關租賃期於損益表內扣除。作為訂立經營租賃之獎勵而已收及應收之利益，均於租期按直線法確認為租金支出之減少。

退休福利計劃

向本集團之界定供款計劃或強積金計劃支付之款項，均於到期時作為開支扣除。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率換算為功能貨幣(即該實體主要經營之經濟地區之貨幣)記賬。於各結算日，以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公允價值以外幣定值之非貨幣項目乃按於公允價值釐定當日之適用匯率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於彼等產生期間內於損益賬中確認。惟因貨幣項目(形成本公司於海外業務之投資淨額之一部分)而產生之匯兑差額除外，在這情況下，有關匯兑差額乃於綜合財務報表之權益內確認。以公允價值定值之非貨幣項目經重新換算後產生之匯兑差額於該期間列作損益，惟換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出現大幅波動則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兌差額（如有）乃確認作權益之獨立部份（匯兌浮動儲備）。該等匯兌差額乃於海外業務被出售期間在損益賬內確認。

4. 主要不確定估計來源

於應用本集團的會計政策（見上文附註3所述）過程中，管理層已根據過往經驗、對未來的預期及其他資料作多種估計，可對下年度綜合財務報表所確認金額造成重大影響的主要不確定估計來源載於下文。

利得稅

於二零零六年十二月三十一日，於本集團之綜合資產負債表中已確認無遞延稅項資產及有關未動用稅項虧損約1,235,000,000港元。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅暫時差額而定。倘產生之未來實際溢利乃多於預期溢利，而該未來溢利會於有關撥回發生期間之綜合收益表內確認。

5. 財務工具

本集團主要財務工具包括股本投資、貸款票據、可轉換債券、應收貸款、應收賬款、應付賬款、客戶訂金、其他借貸及銀行結餘。該等財務工具的詳情於相關附註中披露。與此等財務工具相關的風險，以及降低此等風險的政策已載於下文。管理層管理及監察此等風險，以確保適時及有效地採取適當的措施。

市場風險

(i) 貨幣風險

本集團參與以外幣交易之證券買賣投資，因此存在外滙風險。本集團暫時仍未有一套外對沖政策。

然而，管理層會密切監察相關外滙風險，並於有需要時考慮對沖重大外滙風險。如有需要，管理層會就本集團所持有之投資組合徵求財務顧問之意見。

(ii) 價格風險

本集團之可供出售投資及持作買賣之投資均於各結算日按公允價值計量。因此，本集團面對股本價格風險。本集團之投資委員會維持一個包含不同風險特徵之投資組合，藉以管理價格風險。

(iii) 利率風險

本集團之公允價值利率風險，乃主要涉及定息貸款票據、定息可轉換債券及定息應收貸款。本集團之現金流量利率風險，乃涉及其浮息應收貸款及其他借貸。

本集團目前並無制定利率對沖政策。然而，管理層負責監管利率風險，並將於有需要時考慮對沖重大利率風險。

信貸風險

本集團之信貸風險可歸納為應收賬款、貸款票據、可轉換債券、應收貸款、銀行結餘及於金融工具內交易對手之金融承擔。

倘對方於二零零六年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認金融資產而須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。

本集團的銀行結餘存放於具有高信貸評級的香港銀行。

由於貸款票據、可轉換債券及應收貸款的信貸風險均主要源自若干有限責任交易方，故本集團於貸款票據、可轉換債券及應收貸款方面具有過渡集中的信貸風險。除上文所述者外，由於貿易應收款項的風險分散於若干交易方及客戶，故應收貿易款項並無過渡集中的信貸風險。

為了盡量減低信貸風險，管理層已指派一支隊伍負責釐定信貸風險、信貸批核及其他監督程序。此外，管理層定期審核各個別貿易債務之應收款項、貸款票據、可轉換債券及應收貸款，確保就不可收回債務提供足夠減值虧損確認。為此，管理層認為本集團已大幅減低信貸風險。

公允價值

金融資產及金融負債的公允價值乃根據下列方式釐訂：

- 於活躍市場中以標準條款及條件買賣的金融資產及金融負債的公允價值，乃參考市場所報的賣出及買入價釐訂；而單位信託的公允價值已參考已刊發的報價釐訂；會藉債券的公允價值則按類似的會藉債券的近期交易價格釐訂；

- 其他金融資產及金融負債（不包括衍生工具）的公允價值乃按照普遍接納的定價模式，按以相關的適用市場利率得出的貼現現金流分析釐訂；及

- 衍生工具之公允價值乃採用由獨立金融機構提供之報價而計算。倘未能取得該報價，非期權衍生工具之公允價值乃採用現金流量現值分析及有關的收益率曲線進行估計，而期權衍生工具之公允價值乃採用期權定價模式（例如二項模式）進行估計。

董事確認，於綜合財務報表入賬的金融資產及金融負債的賬面值與其公允價值相約。

6. 營業額

	二零零六年 千港元	二零零五年 千港元
銷售流動電話	67,098	66,309
出售持作買賣之投資收益	1,132,153	130,655
上市投資之股息收入	17,717	11,706
應收貸款之利息收入	9,071	11,693
租金收入	3,801	2,723
	1,229,840	223,086

7. 業務及地區資料

業務分項

本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零六年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	67,098	1,149,870	9,071	3,801	1,229,840
分項業績	(4,856)	835,379	8,832	9,081	848,436
出售一間聯營公司之溢利					1,740
樓宇之重估盈餘					387
未分攤之其他收入					2,470
未分攤之公司支出					(58,092)
融資成本					(10,897)
除稅前溢利					784,044
稅項支出					(11,527)
本年度溢利					772,517

	流動電話分銷 *千港元*	證券買賣及投資 *千港元*	財務服務 *千港元*	物業投資 *千港元*	綜合 *千港元*
資產負債表					
資產					
分項資產	10,232	2,332,833	127,585	88,529	2,559,179
分類為待售之資產	–	–	–	134,419	134,419
未分攤之公司資產					54,860
綜合總資產					2,748,458
負債					
分項負債	5,083	215,280	2,658	11,138	234,159
分類為待售資產之相關負債	–	–	–	60,044	60,044
未分攤之公司負債					38,361
綜合總負債					332,564

	流動電話分銷 *千港元*	證券買賣及投資 *千港元*	財務服務 *千港元*	物業投資 *千港元*	未分攤 *千港元*	綜合 *千港元*
其他資料						
資本開支	89	–	–	19,114	12	19,215
折舊	92	–	–	141	156	389
存貨減值	1,070	–	–	–	–	1,070

截至二零零五年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	66,309	142,361	11,693	2,723	223,086
分項業績	(2,086)	104,524	11,528	12,166	126,132
出售一間附屬公司之溢利					3,544
樓宇之重估盈餘					773
未分攤之其他收入					853
未分攤之公司支出					(25,124)
融資成本					(1,571)
除稅前溢利					104,607
稅項支出					(99)
本年度溢利					104,508

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	5,965	1,150,463	75,034	195,760	1,427,222
未分攤之公司資產					29,089
綜合總資產					1,456,311
負債					
分項負債	3,789	101,834	1,550	35,518	142,691
未分攤之公司負債					11,890
綜合總負債					154,581

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤 千港元	綜合 千港元
其他資料						
資本開支	56	–	–	17	15	88
折舊	281	–	–	112	224	617
存貨減值	92	–	–	–	–	92
關於收購一間附屬公司之投資物業及在建工程	–	–	–	127,039	–	127,039

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷,證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區營業額之分析:

	按市場地區之營業額 二零零六年 千港元	 二零零五年 千港元
香港	1,227,902	221,932
中國	1,938	1,154
	1,229,840	223,086

以下為按照資產分佈之地區，以分項資產之賬面值、投資物業及物業、廠房及設備之增加之分析：

	分項資產之賬面值		投資物業，物業、廠房及設備之增加	
	於二零零六年十二月三十一日	於二零零五年十二月三十一日	截至二零零六年十二月三十一日止年度	截至二零零五年十二月三十一日止年度
	千港元	*千港元*	*千港元*	*千港元*
香港	2,490,594	1,259,467	19,215	88
中國	68,585	167,755	–	127,039
	2,559,179	1,427,222	19,215	127,127

8. 投資之溢利淨額

	二零零六年	二零零五年
	千港元	*千港元*
出售持作買賣之投資之已變現溢利淨額	337,871	17,592
持作買賣之投資按公允價值之變動 *(附註a)*	439,498	61,506
衍生工具之已變現溢利淨額	1,594	1,464
出售可供出售投資之變現溢利	26,268	–
提早購回貸款票據之折扣 *(附註b)*	(3,962)	(1,000)
	801,269	79,562

附註：

(a) 持作買賣之投資按公允價值之變動並不包括股息收入。

(b) 年內，本集團以提早贖回折價約3,962,000港元，要求聯合（定義見附註20）提早贖回票面值約43,465,000港元之全部貸款票據，贖回淨收益約39,503,000港元。

於二零零五年十二月三十一日止年度，本集團要求提早贖回部份所持新鴻基（定義見附註20）所發行的貸款票據，價值60,000,000港元，提早贖回的折價為1,000,000港元，因此有關贖回的淨收益為59,000,000港元。

9. 其他收入

	二零零六年	二零零五年
	千港元	*千港元*
利息收入：		
－貸款票據	9,287	14,077
－銀行存款	1,412	695
－其他	314	65
	11,013	14,837
滙兑收益淨額	10,668	–
其他	764	113
	22,445	14,950

10. 融資成本

此數額代表於五年內全數償還銀行及其他借貸之利息。

11. 董事酬金及五名最高薪人仕

董事酬金

董事酬金分析如下：

	截至二零零六年十二月三十一日止年度				
	董事袍金	薪金及其他福利	與表現相關的獎金	退休福利計劃供款	總酬金
	千港元	*千港元*	*千港元* *(附註)*	*千港元*	*千港元*
執行董事					
莊淑渃女士	–	455	42,000	12	42,467
王炳忠拿督	–	1,300	200	12	1,512
江木賢先生	–	920	160	12	1,092
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
俞啟鎬先生	80	–	–	–	80
張　健先生	–	–	–	–	–
	440	2,675	42,360	36	45,511

	截至二零零五年十二月三十一日止年度				
	董事袍金	薪金及其他福利	與表現相關的獎金	退休福利計劃供款	總酬金
	千港元	*千港元*	*千港元* *(附註)*	*千港元*	*千港元*
執行董事					
莊淑婉女士	–	455	13,000	12	13,467
王炳忠拿督	–	1,300	–	12	1,312
江木賢先生	–	715	–	12	727
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
俞啟鎬先生	53	–	–	–	53
	413	2,470	13,000	36	15,919

附註: 與表現相關的獎金乃參考董事的個人表現釐訂，並經薪酬委員會批准。

於本年度內，本集團並無支付任何酬金給董事作為鼓勵他們加入本集團之報酬或離職之補償。於本年度內概無董事放棄任何酬金。

五名最高薪人仕

於本年度，五名最高薪人仕包括三名董事（二零零五年：三位），詳情已載於上文。本集團餘下二位最高薪人仕（二零零五年：二位）之酬金如下：

	二零零六年	二零零五年
	千港元	*千港元*
薪金及其他福利	1,325	1,245
退休福利計劃供款	24	24
	1,349	1,269

酬金之分佈如下：

	二零零六年	二零零五年
	僱員人數	*僱員人數*
零至1,000,000港元	2	2

12. 稅項支出

	二零零六年	二零零五年
	千港元	*千港元*
本年期稅項：		
於香港之利得稅	(11,342)	–
於中國之企業所得稅	(185)	(99)
	(11,527)	(99)

香港利得稅乃根據年度之估計應課稅溢利按17.5%之稅率計算。

中國企業所得稅乃根據兩個年度之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

截至二零零五年十二月三十一日止年度，由於本集團之應課稅溢利悉數被承前估計稅項虧損所抵銷，故並未就香港利得稅提取撥備。

年度之稅項支出與綜合收益表內之除稅前溢利調節如下：

	二零零六年	二零零五年
	千港元	*千港元*
除稅前溢利	784,044	104,607
按本地利得稅稅率17.5%	(137,208)	(18,306)
不可減免支出之稅項影響	(10,479)	(2,029)
毋須課稅收入之稅項影響	82,438	6,055
動用過往未確認稅項虧損	54,539	14,914
未確認稅項虧損之稅項影響	(989)	(1,019)
於其他司法權區經營之附屬公司不同稅率之影響	(83)	(45)
其他	255	331
本年度稅項支出	(11,527)	(99)

13. 本年度溢利

	二零零六年	二零零五年
	千港元	*千港元*
本年度溢利已扣除（撥回）：		
核數師酬金	1,020	918
已確認為支出之存貨成本	62,847	60,532
預付租賃款項之攤銷	59	59
物業、廠房及設備之折舊	389	617
存貨減值	1,070	92
員工成本，包括董事酬金	52,560	24,095
物業之租金收入毛利	(3,801)	(2,723)
扣除： 產生租金收入之直接經營支出	1,535	1,671
非產生租金收入之直接經營支出	41	246
租金收入淨額	(2,225)	(806)
滙兑虧損淨額	–	159

14. 股息

	二零零六年	二零零五年
	千港元	*千港元*
年內認可分發之股息：		
已付中期股息－每股0.01港元（二零零五年：0.01港元）	2,855	2,990
已付二零零五年末期股息－每股0.04港元	11,425	–
已付二零零四年末期股息－每股0.04港元	–	12,070
	14,280	15,060

董事建議派發截至二零零六年十二月三十一日止年度每股0.04港元之末期股息，此項建議尚待股東於股東週年大會上批准。

15. 每股盈利

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	二零零六年 *千港元*	二零零五年 *千港元*
計算每股基本盈利所依據之盈利 （本公司權益持有人應佔本年度之溢利）	772,468	104,511

	二零零六年	二零零五年
計算每股基本盈利所依據之普通股份 加權平均數	289,070,361	300,660,114

由於並無潛在發行股本，故並無就該兩個年度呈列每股攤薄盈利。

16. 投資物業

	千港元
公允價值	
於二零零五年一月一日	44,640
滙兑調整	621
因收購一間附屬公司而持有	80,005
出售	(100)
公允價值變動之溢利	11,360
於二零零五年十二月三十一日	136,526
滙兑調整	321
購入	19,114
待售之投資物業 *(附註27)*	(80,953)
由樓宇轉入	780
轉至樓宇	(1,055)
公允價值變動之溢利	6,856
於二零零六年十二月三十一日	81,589

本集團所持投資物業之分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
根據中期租約而持有之物業：		
－在香港	53,559	30,510
－在中國	24,950	103,176
根據長期租約持有而位於中國之物業	3,080	2,840
	81,589	136,526

本集團投資物業於二零零六年十二月三十一日之公允價值乃由與本集團無任何關係的獨立專業評估師－戴德梁行有限公司於當日進行估值。戴德梁行有限公司擁有合適的資格及近期重估有關地區相近物業估值的經驗。該評估乃遵照香港測量師學會所頒佈的物業估值準則，以相同物業之市場成交價作為參考釐定。

本集團根據經營租賃持有，以賺取租金或增加資本之所有物業權益，乃利用公允值模式計量，並分類及作為投資物業處理。

17. 物業、廠房及設備

	在建工程	在香港根據中期租約之樓宇	電腦及持有電子設備	傢俬及裝置	車輛	總額
	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值						
於二零零五年一月一日	–	2,608	2,148	3,058	501	8,315
滙兑調整	663	–	–	–	–	663
添置	–	–	37	51	–	88
重估增值	–	712	–	–	–	712
因收購一間附屬公司而持有	47,034	–	–	–	–	47,034
於二零零六年一月一日	47,697	3,320	2,185	3,109	501	56,812
滙兑調整	349	–	–	–	–	349
添置	–	–	100	1	–	101
重估增值	–	510	–	–	–	510
由投資物業轉入	–	1,055	–	–	–	1,055
轉至投資物業	–	(780)	–	–	–	(780)
待售之資產 *(附註27)*	(48,046)	–	–	–	–	(48,046)
於二零零六年十二月三十一日	–	4,105	2,285	3,110	501	10,001
包括：						
按成本值	–	–	2,285	3,110	501	5,896
於二零零六年估值	–	4,105	–	–	–	4,105
	–	4,105	2,285	3,110	501	10,001
累計折舊						
於二零零五年一月一日	–	–	1,633	2,297	501	4,431
本年度撥備	–	61	312	244	–	617
因估值而撤銷	–	(61)	–	–	–	(61)
於二零零六年一月一日	–	–	1,945	2,541	501	4,987
本年度撥備	–	87	139	163	–	389
因估值而撤銷	–	(87)	–	–	–	(87)
於二零零六年十二月三十一日	–	–	2,084	2,704	501	5,289
賬面值						
於二零零六年十二月三十一日	–	4,105	201	406	–	4,712
於二零零五年十二月三十一日	47,697	3,320	240	568	–	51,825

以上物業、廠房及設備之項目乃以直線法按如下年率折舊：

樓宇	按租約年期或30 – 50年（以較短者為準）
電腦及電子設備	20%
傢俬及裝置	20%
車輛	20% – 50%

本集團名下所有樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零六年十二月三十一日按公開市場基準重估其價值。樓宇之重估盈餘為597,000港元（二零零五年：773,000港元），387,000港元及210,000港元已分別列入綜合收益表及樓宇重估儲備內。

若此等物業並無重估，按成本減累計折舊於綜合財務報表列賬應為2,156,000港元（二零零五年：2,239,000港元）。

18. 預付租賃款項

本集團之預付租賃款項為於香港持有中期租約之租賃土地。

租賃土地以剩餘租賃年期按直線法攤銷。

19. 可供出售投資

可供出售投資包括：

	二零零六年	二零零五年
	千港元	*千港元*
上市投資：		
－香港上市股本證券	420,503	134,261
－其他地方上市股本證券 *(附註)*	115,607	19,272
	536,110	153,533
非上市投資：		
－單位信託基金	20,737	17,572
－會籍債券	528	528
	21,265	18,100
總額	557,375	171,633

附註： 其他地方上市股本證券之主要貨幣單位為新台幣。

20. 貸款票據

該貸款票據由新鴻基有限公司（「新鴻基」）及聯合集團有限公司（「聯合」）發行。該等貸款票據分別按年息4%（實際息率：7.9%）及年息2.25%（實際息率：7.5%）計算，而除非雙方另行協定，否則由新鴻基及聯合選擇於二零零八年三月七日及二零零八年八月十五日或之前由新鴻基及聯合提出贖回。

年內，聯合應本集團的要求提前贖回其所發行的所有貸款票據，於二零零六年十二月三十一日，餘下的所有貸款票據指新鴻基所發行的貸款票據。

21. 可轉換債券

	二零零六年
	千港元
非上市債券證券	6,626

可轉換債券(「債券」)附有權利,可按換股價每股10.00港元將債券本金金額轉換為債券發行人(即聯合物業(香港)有限公司)(「債券發行人」)股本中每股面值2.00港元的股份。本集團有權由二零零九年七月一日起至緊接二零一一年十一月九日前十個營業日當日止期間內,按一份債券兑一股債券發行人股份的初步比率將債券的未償還本金額轉換為債券發行人的股份。

於轉換期間開始前,債券按年利率7%計息,而於轉換期內則按年利率4%計息。實際息率為7%。債券因債券的轉換權附有嵌入式衍生工具。本集團已利用二項模式評估嵌入式衍生工具的公允價值,並認為其對本集團的業績及財務狀況並無重大財務影響。

22. 持作買賣之投資

持作買賣之投資包括:

	二零零六年	二零零五年
	千港元	*千港元*
上市證券		
一在香港上市之股本證券	1,150,189	571,410
一在其他地方上市之股本證券 *(附註)*	540,321	315,054
	1,690,510	886,464

於二零零六年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
聯合集團有限公司	香港	普通股	10.3%
新鴻基有限公司	香港	普通股	5.9%
Mount Gibson Iron Limited	澳洲	普通股	9.0%

*附註：*其他地方上市之股本證券之主要貨幣單位為澳元

23. 應收一位少數股東款項

於二零零五年十二月三十一日該款項並無抵押，按優惠利率計息及於六個月內償還。

24. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析：

	二零零六年	二零零五年
	千港元	*千港元*
90日內	6,150	2,409
91 – 180日	992	–
181 – 360日	258	93
	7,400	2,502
其他應收賬項、按金及預付款項	26,308	9,999
	33,708	12,501

25. 應收貸款

	二零零六年	二零零五年
	千港元	*千港元*
定息貸款	121,380	62,429
浮息貸款	2,218	12,000
	123,598	74,429

定息應收貸款之已收取平均利息主要為港幣及人民幣，約為年息11%（二零零五年：12%）。

浮息應收貸款之實際利率（亦相等於訂約利率），乃介乎香港上海滙豐銀行有限公司（「滙豐銀行」）最優惠利率至滙豐銀行最優惠利率加2%（實際息率：10%），並以港元計值。利息一般每六個月重新定價一次。

定息應收貸款額80,102,000港元（二零零五年：2,400,000港元）及浮息應收貸款額2,218,000港元（二零零五年：12,000,000港元）均已抵押。

26. 已抵押銀行存款及銀行結餘及現金

銀行結餘按介乎2.75%至4.60%（二零零五年：0.03%至3.90%）的市場利率計息。於二零零五年十二月三十一日，已抵押銀行存款指已抵押予銀行的存款，作為本集團獲授銀行信貸的擔保，並按介乎0.38%至3.16%的固定利率計息。有關已抵押銀行存款已於年內解除。

27. 出售群分類為待售

於二零零六年三月二十三日，本集團與一名獨立第三方訂立一項買賣協議（「買賣協議」），據此，本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司（「天利安」）之全部75%股本權益，連同相關股東貸款及應收一名少數股東款項，總代價為99,900,000人民幣（相當於99,900,000港元），當中31,220,000人民幣之訂金（相當於30,027,000港元）已收取。代價其後增加至102,550,000人民幣（相當於102,550,000港元）及此買賣協議已於二零零七年四月三日完成。此出售之溢利將會於本集團截至二零零七年十二月三十一日之綜合財務報表中反映。天利安之相關資產及負債（預期於十二個月內出售）已分類為待售出售群，並已於綜合資產負債表內分開呈列。

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年十二月三十一日
	千港元
投資物業	80,953
在建工程	48,046
應收賬款、按金及預付款項	615
應收一位少數股東款項	4,805
分類為待售之總資產	134,419
應付賬項及應計費用	24,616
已收訂金	30,027
遞延税項負債	5,391
應付税項	10
分類為待售資產之相關負債	60,044

28. 應付賬項及應計費用

應付賬項及應計費用已包括主要的未決議之貿易賬項及其繼續運作成本。

以下為應付貿易賬項之賬齡分析：

	二零零六年	二零零五年
	千港元	*千港元*
90日內應付貿易賬項	14,684	35
其他賬項及應計費用	40,796	41,141
	55,480	41,176

29. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按利率由4.35%至8.25%（二零零五年：4.0%至8.0%）計息。

30. 股本

	股份數目		面值	
	二零零六年	二零零五年	二零零六年	二零零五年
			千港元	*千港元*
每股面值0.01港元之普通股				
法定：				
於年初及年終	30,000,000,000	30,000,000,000	300,000	300,000
已發行及繳足股款：				
於年初	297,479,547	301,755,547	2,975	3,018
股份回購	(14,596,000)	(4,276,000)	(146)	(43)
於年終	282,883,547	297,479,547	2,829	2,975

於本年度內，本公司於聯交所回購其股份如下：

回購月份	每股0.10港元之普通股數目	每股價格 最高	每股價格 最低	總支付代價
		港元	*港元*	*千港元*
二零零六年二月份	504,000	1.26	1.25	634
二零零六年四月份	2,000,000	2.68	2.48	5,202
二零零六年五月份	9,352,000	3.33	3.00	30,014
二零零六年十月份	112,000	3.15	3.14	352
二零零六年十一月份	2,628,000	3.88	3.79	10,176
	14,596,000			46,378

購回之股份已於年內註銷，而本公司之已發行股本則調低有關面值。有關購回股份之應付溢價46,232,000港元已於股份溢價賬扣除。與註銷股份之面值等同之金額已自本公司保留溢利轉撥往資本贖回儲備。

於年內購回之股份乃由董事根據股東所授出之授權進行，目的乃透過提高本集團之每股資產淨值及每股盈利令整體股東受惠。

31. 遞延稅項

於二零零五年十二月三十一日，遞延稅項為5,391,000港元，乃由於收購一間附屬公司而產生。此數額於二零零六年十二月三十一日已分類為待售資產之相關負債。

截至二零零六年十二月三十一日，本集團擁有可抵銷未來溢利之估計未動用稅項虧損約為1,235,000,000港元（二零零五年：1,541,000,000港元），由於無法預知未來溢利，故並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異約為34,000,000港元（二零零五年：37,000,000港元）。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延稅項資產。

32. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(b) 於一九九七年，本公司曾向電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約相當於15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000 港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本綜合財務報表獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於綜合財務報表中作出任何撥備。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

34. 資本承擔

	二零零六年 千港元	二零零五年 千港元
關於收購投資物業時已簽訂但並未呈列於綜合財務報表之資本費用	–	14,716

35. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券經紀行作為取得短期信貸融資之抵押：

	二零零六年 千港元	二零零五年 千港元
投資物業	26,640	22,100
持作買賣之投資	1,210,235	737,033
可供出售投資	115,607	19,272
證券經紀行存款	196	–
銀行存款	–	10,526
	1,352,678	788,931

36. 經營租約安排

本集團作為承租人

	二零零六年 千港元	二零零五年 千港元
根據物業之經營租約下，支付之最低租約付款	1,951	1,566

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	二零零六年	二零零五年
	千港元	*千港元*
一年內	875	2,008
第二年至第五年（首尾兩年包括在內）	–	813
	875	2,821

經營租約應付款為本集團若干辦公室物業之應付租金。租約協議平均為2年期而租金亦固定平均為2年期。

本集團作為出租人

於本年度物業租金收入為3,801,000港元（二零零五年：2,723,000港元）。所持物業於未來平均2年已有承租人。

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約，將於未來應收的最低租約付款如下：

	二零零六年	二零零五年
	千港元	*千港元*
一年內	3,778	3,528
第二年至第五年（首尾兩年包括在內）	2,739	5,087
	6,517	8,615

37. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自綜合收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

於截至二零零六年十二月三十一日止年度，沒有任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款（二零零五年：無）。

除定額供款退休福利計劃外，本集團須為若干香港僱員，就有關法例，以每月薪酬之適當比率，供款強積金。

年內於綜合收益表內之退休福利計劃供款為270,000港元（二零零五年：329,000港元）。

38. 關連各方交易

主要管理層的薪酬

本集團之董事及主要管理層於本年度內之薪酬如下：

	二零零六年	**二零零五年**
	千港元	*千港元*
薪金及其他短期僱員福利	46,800	17,128
退休福利費用	60	60
	46,860	17,188

薪酬委員會已根據個人表現及市場趨勢決定董事及主要管理層之薪酬。

39. 收購一間附屬公司

於二零零五年六月二十八日，本集團以35,988,000港元之代價，收購深圳市天利安實業發展有限公司（「天利安」）之75%已發行股本。本項交易已採用會計購入法入賬。

該項交易中收購之淨資產如下：

	收購公司合併前賬面值	公允值調整	公允值
	千港元	*千港元*	*千港元*
收購之淨資產：			
投資物業	44,065	35,940	80,005
在建工程	47,034	–	47,034
應收賬項、按金及預付款項	500	–	500
銀行結餘及現金	9	–	9
應付款項及應計費用	(51,669)	–	(51,669)
應付一位前股東之款項	(22,503)	–	(22,503)
稅項負債	(1)	–	(1)
遞延稅項負債	–	(5,391)	(5,391)
	17,435	30,549	47,984
少數股東權益			(11,996)
			35,988
總代價支付方式：			
現金代價支付			30,980
應收貸款			5,008
			35,988
因收購之淨現金流出：			
已付現金代價			(30,980)
現金及收購之現金等值			9
			(30,971)

關於以上之收購之代價以現金約30,980,000港元支付，其餘之款項約5,008,000港元以應收貸款方式支付。

如該項收購於二零零五年一月一日完成，本集團於二零零五年度之總收入將為223,086,000港元及溢利將為104,398,000港元。此備考資料只作說明用途，並不等於如收購於二零零五年一月一日完成後，本集團真正獲得之收入及經營業績，亦並不反映將來將會達至之業績。

收購附屬公司對本集團於收購日及二零零五年之資產負債表結算日之營業額及業績並未帶來重大之貢獻。

40. 出售一間附屬公司

截至二零零五年十二月三十一日，本集團於二零零五年九月二十日出售一間全資附屬公司：

	千港元
出售之負債淨額	
應付集團公司之款項 *(附註)*	(9,077)
支付方式：	
現金	3,544
因出售之淨現金流入：	
已收之現金代價	3,544

截至二零零五年十二月三十一日，出售附屬公司並未為本集團在盈利及現金流量上帶來重大之貢獻。

附註： 應付集團公司款項已於出售日期豁免，因此出售溢利為3,544,000港元。

41. 主要附屬公司詳情

於二零零六年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股1美元	100%	投資控股
Mission Time Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股400美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
間接持有				
中國資本集團有限公司	香港	普通股2港元	100%	財資管理服務
China Online (Bermuda) Limited	香港	普通股2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股2港元	100%	提供秘書服務
Dualiane Limited	英屬處女群島	普通股1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股1美元	100%	在香港從事證券買賣

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
Forepower Limited	英屬處女群島	普通股1美元	100%	香港物業投資
Future Rise Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
展和有限公司	香港	普通股 200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股1美元	100%	在香港及海外從事證券買賣及投資
邦盈有限公司	香港	普通股2港元	100%	放債
建迪有限公司	香港	普通股2港元	100%	物業投資
康遠有限公司	香港	普通股2港元	100%	物業投資
New Fortress Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
景溢投資有限公司	香港	普通股2港元	100%	投資控股
統維有限公司	香港	普通股2港元	100%	流動電話分銷
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星振有限公司	香港	普通股2港元	100%	投資控股
星光電訊(中國投資)有限公司	香港	普通股2港元	100%	投資控股

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
星光電訊集團有限公司	香港	普通股200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	流動電話分銷
星光電訊置業有限公司	香港	普通股200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股2港元	100%	投資控股
中國網絡(百慕達)有限公司	香港	普通股2港元	100%	投資控股
盈光有限公司	香港	普通股2港元	100%	物業投資
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢
深圳市天利安實業發展有限公司**	中國	註冊 46,000,000人民幣	75%	物業投資

\# *遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派*

* *全外資企業*

** *天利安為一家由本公司及中國獨立第三方擁有之中外合資經營企業。於二零零五年十一月八日，天利安之註冊資本增加人民幣20,000,000元(相等於19,220,000港元)，且本公司一家間接全資附屬公司星振有限公司負責整筆注資。根據星振有限公司與天利安之一名少數股東訂立之貸款協議，星振有限公司代表一名少數股東支付上述注資額之25%(即人民幣5,000,000元，相等於4,805,000港元)。因此，本集團實際擁有天利安之75%應佔經濟利益。*

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況。如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行說明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零六年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

42. 結算日後事項

本集團於二零零七年三月停止流動電話分銷之運作。

3. 本集團截至二零零七年六月三十日止六個月的未經審核簡明綜合財務報表

以下為本集團截至二零零七年六月三十日止六個月的未經審核簡明綜合財務報表及財務報表附註，乃摘錄自本公司二零零七年中期報告：

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零七年 千港元 (未經審核)	二零零六年 千港元 (未經審核)
持續經營業務：			
營業額	3	1,115,705	512,376
租金收入		2,294	1,761
上市投資之股息收入		6,770	10,409
應收貸款之利息收入		6,497	3,683
投資之溢利淨額	4	572,584	617,515
其他收入		15,494	9,030
行政支出		(7,884)	(22,834)
其他支出		(339)	(532)
融資成本	5	(8,994)	(3,225)
投資物業之公允價值變動	18	14,707	–
應佔一間聯營公司之業績		609	–
出售一間聯營公司之溢利		–	1,740
除税前溢利		601,738	617,547
税項支出	6	(62,769)	(9,600)
來自持續經營業務之溢利		538,969	607,947
已終止經營業務：			
來自已終止經營業務之期內虧損	7	(1,548)	(4,551)
期內溢利	8	537,421	603,396
以下應佔：			
本公司權益持有人		528,424	603,396
少數股東權益		8,997	–
		537,421	603,396
已確認分派之股息	9	11,084	11,425
每股盈利	10		
來自持續及已終止經營業務			
一基本		1.88港元	2.06港元
來自持續經營業務			
一基本		1.89港元	2.07港元

簡明綜合資產負債表

	附註	二零零七年六月三十日 千港元 (未經審核)	二零零六年十二月三十一日 千港元 (已審核)
非流動資產			
投資物業	11	84,085	81,589
物業、廠房及設備	11	3,159	4,712
預付租賃款項		1,026	2,424
於一間聯營公司之權益	12	181,335	–
可供出售投資		588,052	557,375
貸款票據		51,428	50,476
可轉換債券		3,313	6,626
		912,398	703,202
流動資產			
持作出售之存貨－製成品		–	1,471
持作買賣之投資		2,467,464	1,690,510
應收賬項、按金及預付款項	13	109,330	33,708
應收貸款		121,122	123,598
可收回稅項		4,050	3,543
銀行結餘及現金		53,107	58,007
		2,755,073	1,910,837
分類為待售之資產		–	134,419
		2,755,073	2,045,256

	附註	二零零七年六月三十日 千港元 (未經審核)	二零零六年十二月三十一日 千港元 (已審核)
流動負債			
應付賬項、應計費用及其他應付款項	14	134,719	55,480
客戶訂金及預收款項		11,363	31,283
其他借貸	15	444,336	170,100
應付税項		78,349	15,657
		668,767	272,520
分類為待售資產之相關負債		–	60,044
		668,767	332,564
流動資產淨值		2,086,306	1,712,692
		2,998,704	2,415,894
資本及儲備			
股本	16	2,766	2,829
儲備		2,986,892	2,396,218
本公司權益持有人應佔之權益		2,989,658	2,399,047
少數股東權益		9,046	16,847
權益總額		2,998,704	2,415,894

簡明綜合股本權益變動表

截至二零零七年六月三十日止六個月

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	小計	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	310,958	-	-	-	310,958	-	310,958
因換算海外經營所產生之匯兌差異	-	-	-	-	-	475	-	475	-	475
直接於權益確認之淨收入	-	-	-	310,958	-	475	-	311,433	-	311,433
因出售可供出售投資而變現	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
期內溢利	-	-	-	-	-	-	603,396	603,396	-	603,396
期內確認收入總額	-	-	-	284,508	-	475	603,396	888,379	-	888,379
股份購回	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
已付股息	-	-	-	-	-	-	(11,425)	(11,425)	-	(11,425)
於二零零六年六月三十日	2,856	635,562	1,064	315,012	2,084	945	1,168,513	2,126,036	16,798	2,142,834

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	小計	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零七年一月一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	-	-	-	32,111	-	-	-	32,111	-	32,111
因換算海外經營所產生之匯兌差異	-	-	-	-	-	1,462	-	1,462	-	1,462
直接於權益確認之淨收入	-	-	-	32,111	-	1,462	-	33,573	-	33,573
因出售可供出售投資而變現	-	-	-	596	-	-	-	596	-	596
期內溢利	-	-	-	-	-	-	528,424	528,424	8,997	537,421
期內確認收入及支出總額	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
出售一間附屬公司	-	-	-	-	-	-	-	-	(16,798)	(16,798)
撤銷之前已確認為持作買賣之投資之公允價值變動	-	-	-	-	-	-	68,266	68,266	-	68,266
以往持有上聯水泥之權益變動(於附註4說明)	-	-	-	-	-	-	(74)	(74)	-	(74)
股份購回	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
已付股息	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
於二零零七年六月三十日	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704

簡明綜合現金流量表

截至二零零七年六月三十日止六個月

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	(未經審核)	(未經審核)
經營業務之現金流出淨額	(265,928)	(103,698)
投資業務		
出售可供出售投資所得款項淨額	1,434	41,200
贖回貸款票據所得款項淨額	–	39,504
出售一間附屬公司已收按金	–	30,027
已收股息	6,770	10,409
其他投資業務	6,216	8,017
投資業務之現金流入	14,420	129,157
融資業務		
新增其他貸款	1,721,041	719,295
償還其他貸款	(1,446,805)	(657,877)
已附股息	–	(11,422)
股份購回	(29,090)	(35,850)
融資業務之現金流入淨額	245,146	14,146
現金及現金等值(減少)增加淨額	(6,362)	39,605
外幣滙率轉變之影響	1,462	475
期初之現金及現金等值	58,007	16,819
期終之現金及現金等值		
代表銀行結餘及現金	53,107	56,899

附註：—

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零六年十二月三十一日止年度財務報表所採用的一致。

就涉及購買大量股份而有關投資過往以公平值列賬且公平值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公平值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

在本中期期間，本集團首次採納香港會計師公會頒佈之下列新準則、修訂及詮釋（「新香港財務報告準則」），該等新準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具:披露[1]
香港(國際財務報告詮釋委員會)－詮釋第7號	採用香港會計準則第29號之重列方式－在惡性通脹經濟環境下之財務報告[2]
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍[3]
香港(國際財務報告詮釋委員會)－詮釋第9號	重估嵌入式衍生工具[4]
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告及減值[5]

1 *於二零零七年一月一日或之後開始之會計期間生效。*

2 *於二零零六年三月一日或之後開始之會計期間生效。*

3 *於二零零六年五月一日或之後開始之會計期間生效。*

4 *於二零零六年六月一日或之後開始之會計期間生效。*

5 *於二零零六年十一月一日或之後開始之會計期間生效。*

採納新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響,因而毋須作出過往期間調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂準則或詮釋。

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號:集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務經營權安排[3]

1 *於二零零九年一月一日或之後開始之會計期間生效。*

2 *於二零零七年三月一日或之後開始之會計期間生效。*

3 *於二零零八年一月一日或之後開始之會計期間生效。*

本公司董事預期,採用該等準則或詮釋對本集團業績及財務狀況並無任何重大影響。

3. 業務資料

業務分項

本集團現時分為四大營運業務，分別是證券買賣及投資、財務服務、物業投資和流動電話分銷。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	–	(7,809)
應佔一間聯營公司之業績				609	–	609
融資成本				(8,994)	–	(8,994)
除税前溢利				601,738	(1,521)	600,217
税項支出				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

截至二零零六年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	506,932	3,683	1,761	512,376	31,432	543,808
分項業績	633,168	3,950	(402)	636,716	(4,562)	632,154
出售一間聯營公司之溢利				1,740	–	1,740
未分攤之其他收入				1,463	11	1,474
未分攤之公司支出				(19,147)	–	(19,147)
融資成本				(3,225)	–	(3,225)
除稅前溢利				617,547	(4,551)	612,996
稅項支出				(9,600)	–	(9,600)
期內溢利				607,947	(4,551)	603,396

4. 投資之溢利淨額

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
衍生工具之已變現（虧損）溢利淨額	(7,366)	4,609
出售持作買賣之投資之已變現溢利淨額	117,368	135,882
持作買賣之投資按公允價值之變動（附註）	463,178	454,535
出售可供出售投資之已變現（虧損）溢利淨額	(596)	26,450
提早購回貸款票據之折扣	–	(3,961)
	572,584	617,515

附註： 持作買賣之投資按公允價值之變動並不包括本集團持有9.99%權益之上海聯合水泥股份有限公司（「上聯水泥」）由本財務期間之最初至二零零七年六月二十九日（此日期為本集團額外收購上聯水泥17%權益而引致本集團於上聯水泥獲得重要性影響）之公允價值之變動溢利（*附註12*）。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項支出

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元
本期稅項包括：						
香港利得稅	61,034	9,600	27	–	61,061	9,600
中國企業所得稅	1,735	–	–	–	1,735	–
	62,769	9,600	27	–	62,796	9,600

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國企業所得稅乃根據本期間及上期間之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

7. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務之期內業績(即流動電話分銷運作)如下:

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
營業額	7,681	31,432
銷售成本	(8,072)	(28,867)
其他收入	1,678	11
分銷支出	(1,050)	(2,424)
行政及其他支出	(1,758)	(1,116)
呆壞賬準備	–	(3,587)
除税前虧損	(1,521)	(4,551)
税項支出	(27)	–
期內虧損	(1,548)	(4,551)

8. 期內溢利

	持續經營業務 截至六月三十日止 六個月		已終止經營業務 截至六月三十日止 六個月		綜合 截至六月三十日止 六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
期內溢利已扣除(撥回):						
員工成本,包括董事酬金	3,021	15,719	945	1,719	3,966	17,438
(撤銷)存貨減值	–	–	(1,117)	3,587	(1,117)	3,587
折舊及攤銷	144	218	311	93	455	311
利息收入	(4,974)	(8,436)	(33)	(31)	(5,007)	(8,467)

9. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
已確認分派之股息		
一每股0.04港元（二零零六年：0.04港元）	11,084	11,425
建議中期股息		
一每股0.01港元（二零零六年：0.01港元）	2,762	2,855

10. 每股盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔計算每股基本盈利所依據之盈利	528,424	603,396
	股份數目	*股份數目*
計算每股基本盈利所依據之普通股份加權平均數	280,790,340	293,554,554

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔期內盈利	528,424	603,396
加：來自已終止經營業務期內虧損	1,548	4,551
計算每股來自持續經營業務基本盈利所依據之盈利	529,972	607,947

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.006港元（二零零六年：每股0.016港元）。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,548,000港元（二零零六年：期內虧損4,551,000港元）及以上計算每股基本盈利之單位。

11. 投資物業、物業、廠房及設備之變動

董事考慮到樓宇包括物業、廠房及設備於二零零七年六月三十日之公允價值與二零零六年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

本集團之投資物業之公允價值經董事計量。

12. 於一間聯營公司之權益

於本期間，本集團額外收購上聯水泥17%權益（「收購」）。於收購前，本集團已擁有上聯水泥9.99%之權益，此投資被入賬作為持作買賣之投資。於二零零七年六月二十九日完成有關收購後，本集團擁有上聯水泥26.99%實益權益，並可對上聯水泥行使重要性影響。因此，上聯水泥已成為本集團之一間聯營公司。

於二零零七年六月二十九日，本集團持有上聯水泥9.99%權益之累計公平價值變動已入賬，即於附註2之說明。

於資產負債表結算日，本集團總數持有196,858,680股上聯水泥股份，市價為3.28港元。

13. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零七年 六月三十日 *千港元*	二零零六年 十二月三十一日 *千港元*
90日內	2,790	4,392
91－180日	2,755	992
181－360日	2,266	258
360日以上	259	-
	8,070	5,642
其他應收賬項、按金及預付款項	101,260	28,066
	109,330	33,708

14. 應付賬項、應計費用及其他應付款項

以下為應付貿易賬項之賬齡分析：

	二零零七年六月三十日	二零零六年十二月三十一日
	千港元	千港元
90日內之應付貿易賬項	–	1,008
其他應付賬項、應計費用及其他應付款項	134,719	54,472
	134,719	55,480

15. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按適用市場利率計息。

16. 股本

	股份數目	股本
		千港元
每股面值0.01港元之普通股		
法定：		
於二零零七年六月三十日及二零零六年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零七年一月一日	282,883,547	2,829
股份購回	(6,240,000)	(63)
於二零零七年六月三十日	276,643,547	2,766

17. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零七年六月三十日 *千港元*	二零零六年十二月三十一日 *千港元*
投資物業	26,640	26,640
持作買賣之投資	2,352,959	1,210,235
可供出售投資	175,321	115,607
證券經紀行存款	199	196
	2,555,119	1,352,678

18. 出售一間附屬公司

於出售日，此非全資擁有之附屬公司之淨資產如下：

	二零零七年四月三日 *千港元*
出售之資產淨額	84,559
少數股東權益	16,798
	101,357
總代價支付方式：	
預先已收按金	30,027
遞延代價包括應收賬項、按金及預付款項	71,330
	101,357
因出售之淨現金流出：	
出售之銀行結餘及現金	1

此附屬公司之相關資產及負債已分類為待售出售群，並已於二零零六年十二月三十一日之綜合資產負債表分開呈列。

此附屬公司持有之資產主要為投資物業。因出售而令該等投資物業衍生14,707,000港元之公允價值變動，期內於簡明綜合收益表內被確認。

19. 結算日後事項

於二零零七年七月十一日，Famous Mount Investments Limited（「Famous Mount」），本公司一間間接全資擁有之附屬公司，與普林集團有限公司及首長科技集團有限公司訂立買賣協議，據此Famous Mount同意以總代價181,806,698港元購入普林電子有限公司（「普林電子」）（一間於香港成立之公司）全部已發行股本之40%。普林電子為一間投資控股公司，其聯營公司主要從事製造及銷售印刷電路板。於收購完成後，普林電子將成為本集團一間聯營公司。此交易已於二零零七年七月十八日完成。

4. 營運資金

董事認為，在並無不可預見之情況下，計及本集團現有現金及銀行結餘，現時可得的孖展貸款額、預期內部所得資金及公開發售所得款項，本集團由本通函刊發日期起計十二個月內將具備充裕營運資金，應付目前所需。

5. 債務報表

於二零零七年十一月三十日（即付印本通函前編製本債務報表之最後可行日期）營業日結束時，本集團的未償還貸款約為925,800,000港元，包括無擔保有期貸款490,813,000港元及約434,987,000港元的證券孖展貸款。該證券孖展貸款由本集團的已抵押有價證券作擔保。

於二零零七年十一月三十日，本集團賬面值分別為26,640,000港元、2,607,402,062港元、1,278,271,506港元及8,095,399港元的投資物業、持作買賣投資、可供出售投資及證券經紀公司按金已抵押予銀行及證券經紀公司，作為本集團取得短期信貸融資的擔保。

除本通函前文所披露者外，於二零零七年十一月三十日營業日結束時，本集團並無任何已發行及未償付或已授權或已設立但並無發行的債務證券、任何有期貸款（已抵押、無抵押、已擔保或無擔保）、任何其他貸款或具借貸性質的債務（包括銀行透支及承兑負債（不包括一般商業票據））或承兑信貸或租購承擔（無論有否抵押或有否擔保）、任何按揭或抵押或其他重大或然負債或擔保。

6. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(b) 於一九九七年，本公司曾向電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

7. 訴訟

於二零零七年十一月三十日，本集團的訴訟／索償在附錄四「訴訟」一段。除上述者外，本集團於二零零七年十一月三十日並無其他重大訴訟。

8. 本集團未來前景

全球金融市場近期反覆不定，對投資環境造成負面影響。次按問題所帶來之連鎖效應已衍生出其他問題，如流動資金收緊、經濟增長放緩，甚或會出現經濟衰退，在市場憂心美國經濟健康之情況下，投資者之投資意欲繼續受到影響。本集團於本年度下半年繼續取得滿意表現將具相當挑戰性。儘管如此，作為明智之投資者，本集團將定期審閱投資策略及投資組合，並作出調整以獲得改善，並將於中國、香港及亞太地區尋找及確認被低估之投資及商機，以提升股東之價值。

為配合上述策略，本集團於二零零七年七月十一日訂立買賣協議，以總代價約181,800,000港元收購普林電子有限公司（「普林電子」）全部已發行股本之40%。於二零零七年七月十八日完成有關交易後，普林電子已成為本集團之聯營公司。普林電子為一間投資控股公司，並為天津普林電路股份有限公司（「普林電路」）41,319,704股繳足股款股份之登記及實益擁有人，佔普林電路股本約21.01%。普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A股」上市。普林電路之主要業務為製造及銷售印刷電路板。

於二零零七年七月二十六日，上海聯合水泥股份有限公司（「上聯水泥」）訂立一項有條件協議（「有條件協議」）購買於中國從事金礦業務之Redstone Gold Limited之全部已發行股本。有條件協議下之代價將以現金及上聯水泥之新股份支付。本集團相信，本收購事項為上聯水泥在天然資源業投資及發展業務之一大良機，並可讓上聯水泥藉此將業務多元化至具潛在利潤之中國金礦業務，並因而提升本集團股東之價值。

9. 重大改變

除本通函所披露者外，於最後可行日期，董事概不知悉自二零零六年十二月三十一日（即本集團最後刊發的經審核財務報表結算日）起本集團財務及貿易狀況或前景有任何重大變化。

I. 未經審核備考經調整綜合有形資產淨值報表

下列為本集團未經審核備考經調整綜合有形資產淨值報表：根據上市規則第4.29條編製該報表旨在說明假設公開發售已於二零零七年六月三十日完成，按於記錄日期每持有一股股份可獲一股發售股份之基準以每股發售股份認購價4.00港元公開發售276,183,547股發售股份對本集團有形資產淨值的影響。因報表僅供參考且基於其假設性質，故未必真實反映公開發售完成時本集團的財務狀況。

本集團未經審核備考經調整綜合有形資產淨值報表乃根據本通函附錄一所載本公司於二零零七年六月三十日未經審核簡明綜合資產負債表中所載於二零零七年六月三十日本公司權益持有人應佔未經審核綜合有形資產淨值編製，並按下文所述作出調整。

於二零零七年六月三十日本公司權益持有人應佔未經審核綜合資產淨值	於二零零七年六月三十日本集團未經審核無形資產	於二零零七年六月三十日本公司權益持有人應佔經調整未經審核有形資產淨值	預計公開發售所得款項淨額	就公開發售調整後於二零零七年六月三十日本公司權益持有人應佔未經審核備考經調整綜合有形資產淨值	就公開發售調整後於二零零七年六月三十日未經審核備考每股經調整綜合有形資產淨值
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*港元*
(附註1)	*(附註2)*		*(附註3)*		*(附註4)*
2,989,658	98,806	2,890,852	1,101,700	3,992,552	7.22

附註：

1. 於二零零七年六月三十日，本公司權益持有人應佔未經審核綜合有形資產淨值乃摘錄自本公司截至二零零七年六月三十日止六個月之已刊發中期報告。

2. 於二零零七年六月三十日本集團的未經審核無形資產指已計入所持聯營公司權益的收購一家聯營公司所得商譽98,806,000港元。

3. 預計公開發售所得款項淨額約1,101,700,000港元，即按認購價每股4.00港元發行276,183,547股發售股份之所得款項，並扣除公開發售所涉估計開支約3,000,000港元。Vigor將不會收取包銷佣金。

4. 本公司未經審核備考每股經調整綜合有形資產淨值乃根據公開發售完成後已發行552,827,094股股份(包括於二零零七年六月三十日本公司已發行股本276,643,547股股份及276,183,547股發售股份)計算。未經審核備考經調整綜合有形資產淨值報表並無計及本公司於二零零七年六月三十日後至最後可行日期期間購回460,000股股份。

II. 申報會計師報告

以下為本公司所接獲申報會計師德勤•關黃陳方會計師行(香港執業會計師)以供載入本通函而編製之報告全文。

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

致中國網絡資本有限公司董事
就　貴集團未經審核備考經調整綜合有形資產淨值報表發表之會計師報告

吾等謹就按每持有一股　貴公司股份可供配發一股發售股份之基準向合資格股東提呈公開發售之建議匯報中國網絡資本有限公司(「貴公司」)及其附屬公司(下文統稱「貴集團」)之未經審核備考經調整綜合有形資產淨值報表(載於　貴公司於二零零七年十二月三十一日刊發之通函(「通函」)第123至124頁之附錄二「本集團未經審核備考財務資料」,乃由　貴公司董事僅為說明用途而編製),以便就公開發售可能如何影響所呈列之財務資料提供資料,以供載入通函附錄二。未經審核備考經調整綜合有形資產淨值報表之編製基準載列於通函第123及124頁。

貴公司董事及申報會計師之個別責任

貴公司董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第四章第29段並參考由香港會計師公會(「香港會計師公會」)頒佈之會計指引第7號「編製備考財務資料以載入投資通函內」而編製未經審核備考經調整綜合有形資產淨值報表。

吾等之責任是根據上市規則第四章第29(7)段之規定,對未經審核備考經調整綜合有形資產淨值報表出具意見,並向　閣下報告。對於就編製未經審核備考經調整綜合有形資產淨值報表時所採用之任何財務資料而由吾等在過往發出之任何報告,除於該等報告發出日期對該等報告之發出對象所負之責任外,吾等概不承擔任何責任。

意見之基礎

吾等是按照香港會計師公會所頒佈之香港投資通函申報委聘準則第300號「有關投資通函內備考財務資料之會計師報告」進行應聘工作。吾等之工作主要包括比較未經調整財務資料與來源文件，考慮調整之支持憑證，及與　貴公司董事討論未經審核備考經調整綜合有形資產淨值報表。吾等之工作並不涉及獨立查核任何相關財務資料。

吾等在策劃和進行工作時，均以取得吾等認為必需之資料及解釋為目標，使吾等能獲得充分憑證，就未經審核備考經調整綜合有形資產淨值報表已由　貴公司董事按所述基準妥善編製，該基準符合　貴集團的會計政策，及就根據上市規則第四章第29(1)段作出披露之未經審核備考財務資料而言，有關調整乃屬適當。

未經審核備考經調整綜合有形資產淨值報表乃根據　貴公司董事之判斷及假設而編製，其編製僅為說明用途，而基於其假設性質，其並不保證或顯示任何事情將於未來發生，亦不一定能反映貴集團於二零零七年六月三十日或任何未來日期的財務狀況。

意見

吾等認為：

(a) 未經審核備考經調整綜合有形資產淨值報表已由　貴公司董事根據所述基準妥為編製；

(b) 該基準符合　貴集團之會計政策；及

(c) 就根據上市規則第四章第29(1)段所披露之未經審核備考經調整綜合有形資產淨值報表而言，有關調整乃屬恰當。

德勤•關黃陳方會計師行
香港*執業會計師*

二零零七年十二月三十一日

認股權證條款概要

認股權證將根據本公司以平邊契約形式簽立的契據（「契據」）以記名方式設立及構成，並將自成本公司一類證券，彼此且於各方面享有相同權利。

認股權證持有人（定義見下文）可享有契據所有條文的權益，且須受其約束，並將被視為已知悉其內容。有關契據主要條文概列如下，其副本將可於本公司註冊辦事處或認股權證持有人（定義見下文）不時接獲通知的其他地點索閱。

本概要內「股份」一詞指本公司於認股權證發行當日已有的法定股本中每股面值0.01港元的股份及不時並於當時與該等股份享有同等權益的所有其他股份及本公司股本中因任何股份拆細、合併或重新分類而產生的所有其他股份。

1. 認購

(a) 每份認股權證當時的登記持有人或聯名持有人（「認股權證持有人」）將有權（「認購權」）按每股股份8.00港元的價格（「認購價」）（可按下文所述調整）以現金認購繳足股款的股份（但不計及零碎股份）。認股權證持有人可就所持的全部或部分認股權證於聯交所開始買賣當日（預期為二零零八年二月二十日）（「開始日期」）至開始日期後三年之日（預期為二零一一年二月十九日）期間（包括首尾兩日，若其中任何一日並非營業日，則為緊接該日的營業日）（「認購期」）隨時行使認股權證所附的認購權。於認購期結束之日或之前尚未行使的任何認購權於該時限後將告失效，而有關認股權證亦將告作廢。

(b) 如欲行使認購權，認股權證持有人須填妥及簽署認股權證證書所附的認購表格或本公司批准使用的另一張認購表格（兩種表格一經簽署及填妥均不得撤回），並將認股權證證書（如適用，連同另一張認購表格）連同行使認購權以認購股份的有關認購款項，一併送交本公司當時的股份過戶登記分處（「過戶登記處」）。該等經正式填妥及簽署之文件及有關款項送抵過戶登記處的日期將為有關認購權獲行使的日期，下文稱為「認購日期」。進行認購時，亦須遵守一切當時適用的有關外匯管制、財政規例或其他法例或規例。

(c) 本公司不會配發任何零碎股份，但本公司將退還予有關認股權證持有人在其行使認購權時所支付的認購款項餘款；惟如一名認股權證持有人於同一認購日期行使兩份或以上的認股權證證書所附的認購權，則在決定有否（及如有，則多少）零碎股份產生時，該等認股權證證書的認購權將被合併計算。

(d) 本公司於契據中承諾，將會在有關認購日期後二十八(28)日內發行及配發因行使認購權而須發行的股份，而該等股份將與有關認購日期當日的已發行繳足股款的股份享有相同權利。因此，其持有人將可享有於有關認購日期或以後本公司所宣派、派付或作出的一切股息及／或其他分派及／或提出的其他證券發售建議（除非已按條件（定義見契據）的規定作出調整），惟不會享有記錄日期（定義見契據）定於有關認購日期前並在較早時候已宣派或建議或議決派付或作出的股息或其他分派，而該等股息或分派的數額及記錄日期已於有關認購日期或之前通知聯交所。

(e) 本公司將於配發有關股份後，於可行的情況下盡快（及不遲於有關認購日期後二十八(28)日）免費發給認股權證持有人下列各項：

(i) 認股權證持有人名下有關股份的股票；

(ii) （如適用）以記名方式發給有關認股權證持有人名下的任何尚未行使認購權（在上文(b)分段所述已遞交的認股權證證書內所附的認購權）的餘額認股權證證書；

(iii) （如適用）在上文(c)分段所述任何不獲配發的零碎股份配額股款的退還支票；及

(iv) （如適用）差額證書（定義見契據）。

行使認購權而發行的股票、餘額認股權證證書（如有）、退款支票（如有）及差額證書（如有）將以郵遞方式寄交載列於認股權證持有人名冊內的認股權證持有人地址（如屬聯名持有人，則寄交認股權證持有人名冊內名列首位的聯名持有人地址），郵誤風險概由有關認股權證持有人承擔。在本公司同意下，該等股票、證書及退款支票亦可事先安排由過戶登記處暫時保管，以待有關認股權證持有人領取。

2. 認購價的調整

契據載有關於調整認購價的詳細規定。以下為契據內有關規定的概要，並須受其約束。

(a) 在下列任何一種情況下，認購價將依照契據所載條款予以調整（下文(b)與(c)分段所載情況除外）：

(i) 股份因合併或拆細而更改面值；

(ii) 本公司以溢利或儲備（包括任何股份溢價賬或資本贖回儲備金）撥充資本方式發行入賬列為繳足股款的股份（以股份代替現金股息所發行者除外）；

(iii) 本公司就削減資本或其他事項分配資本(定義見契據)予股份持有人(以其身份行事);

(iv) 本公司授予股份持有人(以其身份行事)以現金收購本公司或其任何附屬公司(定義見契據)任何資產的權利;

(v) 本公司向股份持有人提出供股建議或授予可認購股份的購股權或認股權證,使其可按低於市價(根據契據所載方式計算)90%的價格認購新股份;

(vi) 本公司或任何其他公司以現金作為全部代價發行可兑換或交換或附有權利可認購新股份的證券,而每股股份的實際總代價(定義見契據)低於市價(根據契據所載方式計算)90%者;或發行條款予以更改以致實際總代價(根據契據所載方式計算)低於市價90%者;及

(vii) 本公司於購買股份或可兑換新股份的證券或可認購股份的任何權利時,在董事認為宜對認購價作出調整的任何其他情況下進行調整,惟於聯交所或任何其他證券交易所購買者除外。

(b) 除下文(c)分段所述者外,在下列情況下毋須進行上文(a)(ii)至(viii)分段所述的調整:

(i) 因行使可兑換股份的證券所附任何兑換權或行使任何可購買股份的權利(包括認購權)而發行繳足股款的股份;

(ii) 本公司發行股份或本公司或任何附屬公司發行可兑換股份或附有購買股份權利的證券,以作為收購任何其他證券、資產或業務的全部或部分代價;

(iii) 將已設立或可能根據契據所載條款及條件在若干情況下設立的認購權儲備(定義見契據)(或根據任何其他可兑換股份或附有購買股份權利的證券的條款而已設立或可能設立的類似儲備)全部或部分撥充資本以發行繳足股款的股份;或

(iv) 根據以股代息計劃以股份代替現金股息而發行股份,將不少於據此發行的股份面值的款額撥充資本,而此等股份的市值(根據契據所載方式計算)不超過股份持有人原可選擇或原應收取的現金股息款額110%。

(c) 儘管上文(a)及(b)分段條款的規定,但若董事在任何情況下認為不應按上述規定對認購價作出調整,或應根據不同基準計算,或即使根據上述規定毋須調整,但董事認為仍應對認購價作出調整,或調整應在上述條款訂明者以外的其他日期或其他時間生效,則本公司可委任一間經核准的商人銀行或核數師(兩者定義見契據)研究擬進行的調整(或不進行調整)會否因若干原因而未能公平及適當反映受影響人士的有關利益。若此經核准的商人銀行或核數師(視乎情況而定)認為確實如此,則應以此經核准的商人銀行或核數師證明認為適當的方式對原擬進行的調整加以修訂或廢除或在原毋須調整的情況下進行調整,其中包括但不限於作出以不同基準計算的調整及/或調整須在其他日期及/或時間生效。

(d) 認購價的任何調整將計算至最接近的一仙,不足半仙之數不予計入,半仙或以上之數則作為整數一仙計入。如認購價減少之數少於一仙,則認購價於任何情況下將不會調整。任何因此而毋須作出的調整均不會予以結轉。於任何情況下認購價不得因任何調整以致有所提高(股份合併成較大面值及股份購回的情況除外)或導致股份以低於面值發行。

(e) 認購價的每項調整須由經核准的商人銀行或核數師(以專業人士身份,在無明顯錯誤的情況下,彼等所作的決定將屬最終決定,並對本公司及認股權證持有人具約束力)證明,載有每項調整詳情的通知亦須發送予各認股權證持有人。由經核准的商人銀行及/或核數師所發出的證明書可於當時本公司註冊辦事處或認股權證持有人不時接獲通知的其他地點供查閱,並可索取證明書副本。

3. 記名認股權證

認股權證將以記名方式發行。本公司有權將認股權證登記持有人視作其絕對擁有人。因此,除非經由具有司法管轄權的法院指令或法例有所規定,否則本公司毋須被規限承認任何其他人士對有關認股權證所提出的衡平權或其他索償要求或權益(不論其是否已向本公司作出明確表示或其他通知)。

4. 轉讓、過戶及登記

認購權證將可採用任何一般或通用格式的轉讓契據或董事批准的任何其他格式的轉讓契據以認購價8.00港元整數的單位或其倍數轉讓。倘轉讓人或承讓人為香港中央結算(代理人)有限公司或其繼任者(或經董事就此而批准的其他公司),則轉讓契據可由其授權人士代表親筆簽署或以機印形式簽署(視乎情況而定)。本公司將就此設立認股權證持有人名冊。認股權證轉讓契據必須由轉讓人與承讓人雙方簽署。本公司的組織章程細則有關股份登記、轉讓及過戶之規定(在作出必要修訂後)將適用於認股權證的登記、轉讓及過戶(如契據中已作明文規定除外)。

持有認股權證而並無登記認股權證於其名下的人士如欲行使認股權證,謹請留意在轉讓或行使認股權證前(尤其在最後認購日期(預期為二零一一年二月十九日)前十(10)個營業日起至最後認購日期之期間),可能需要就任何特快重新登記認股權證而支付額外費用及開支。

認股權證將獲納入中央結算系統,因此,於適用法例或有關當局的規例、契據條款及情況許可下,本公司可決定認股權證的最後買賣日期為認購期最後一日(預期為二零一一年二月十九日)前最少三個交易日之日。

5. 暫停辦理認股權證持有人過戶登記手續

董事可不時決定暫停辦理認股權證過戶及暫停辦理認股權證持有人名冊登記手續之期間，惟在任何一個年度內，該段期間（或該等期間合共）不得超過三十(30)日。凡於暫停辦理認股權證過戶登記期間轉讓或行使認股權證附有的認購權，對本公司與任何提出有關轉讓的人士，或（視乎情況而定）對本公司與行使認股權證所附認購權的認股權證持有人而言（而非其他情形），有關轉讓或行使均被視為於重新辦理認股權證過戶登記後即時進行。

6. 買入及註銷

本公司或任何附屬公司可隨時以下列方式買入認股權證：

(a) 以任何價格在公開市場或以招標方式（所有認股權證持有人均可投標）買入；或

(b) 以私人協議方式按不超過買入認股權證日期前一日每份認股權證在聯交所的收市價110%的價格（所需開支不計算在內）進行，

但不得以其他方式買入。按上述方式買入的所有認股權證將立即註銷，且不得再獲發行或再作出售。

7. 認股權證持有人大會及權利的修訂

(a) 契據載有關於為考慮任何可影響認股權證持有人權益事項而召開的認股權證持有人大會的規定，包括以通過特別決議案（定義見契據）的方式修訂契據的規定及／或條件。凡於此等認股權證持有人大會正式通過的特別決議案對認股權證持有人均具約束力，而不論個別認股權證持有人會否出席該大會。

(b) 認股權證當時所附的全部或任何權利（包括契據的任何規定）可隨時（無論本公司是否正在清盤）於特別決議案通過後予以修改或廢除（包括豁免遵從條件及／或契據的任何規定，或豁免或批准任何以往曾經或擬違反該等規定的事項，惟此舉並不影響其一般效力），上述修訂或廢除建議必須經本公司以平邊契約形式簽立方為有效，並作為契據的附加部分。

(c) 倘認股權證持有人為認可的結算所(按香港法例第571章證券及期貨條例的定義)或其代理人,則可授權其認為合適的一位或多位人士於任何認股權證持有人大會上出任其代表或委任代表,惟倘授權超過一位人士,則授權書或代表委任表格須列明每位人士獲授權代表的認股權證數目及類別。每名獲授權的人士將有權代表該認可結算所行使與該結算所或其代理人相同的權力,猶如該授權人士乃本公司的個別認股權證持有人。

8. 法定人數

認股權證持有人大會的法定人數將為兩位或以上人士(不論親身或委派代表出席),彼等須合共持有不少於當時尚未行使認股權證的5%。

9. 補發認股權證證書

倘認股權證證書遭損壞、塗污、遺失或損毀,則本公司可酌情補發新證書。補領地點為過戶登記處的辦事處,補領新證書須繳交相關費用並按本公司所需要的證明、賠償保證及/或抵押的條款申請補發。此外,並須繳交本公司指定不超過2.50港元(或根據聯交所規則不時允許的款額)的費用。損壞或塗污的認股權證證書須先行交回,方可補領新證書。

倘遺失認股權證證書,則公司條例第71A條第(2)、(3)、(4)、(6)、(7)及(8)節將適用,而其中所指的股份將被視作包括認股權證。

10. 認購權的保障

契據上載有本公司的若干承諾及對本公司的若干規限,以保障認購權。

11. 催繳

倘在任何時間尚未行使的認股權證所附認購權的認購款項總額（定義見契據）相等或少於行使所有根據契據而發行的認股權證所應付款項20%，則本公司可發出不少於三個月的通知，要求認股權證持有人行使彼等所持的認購權，否則認購權將會失效。上述通知期滿後，所有尚未行使的認股權證將自動註銷，而毋須向認股權證持有人作出賠償。

12. 進一步發行

本公司可自由以其認為合適的方式及條款進一步發行可認購股份的認股權證。

13. 本公司承諾

本公司在契據中承諾：

(a) 於任何認購權獲行使時，本公司將於有關認購日期後二十八(28)日內配發及發行所認購的股份數目；

(b) 經考慮任何可能根據本附錄第2(a)段而作出的調整後，所有因行使認購權而獲配發的股份將在各方面與有關認購日期當日的已發行繳足股款的股份享有同等權利。因此，其持有人將可全數享有在有關認購日期或以後本公司所派發、宣派、支付或作出的一切股息及／或其他分派及／或提出的其他證券發售建議（除非已按契據的規定作出調整），惟不會享有記錄日期定於有關認購日期以前並在較早時候已宣派或建議或議決派發或作出的股息或其他分派，而該等股息或分派的數額及記錄日期已於有關認購日期前通知聯交所；

(c) 將本公司經審核財務報表及一般會寄予股東的一切其他通知、報告及通訊，於寄予股東的同時，寄予每位認股權證持有人；

(d) 將會支付（如適用）因簽立契據、設立及以記名方式首次發行認股權證、行使認購權及就行使認購權時須發行股份所需的全部香港印花稅及資本稅、登記手續費或其他類似費用；

(e) 盡力確保因行使認購權而配發的所有股份將獲准在聯交所上市，惟倘由於任何人士向股份持有人（或向該收購人士及／或其代理人以外的持有人）提出建議，以收購全部或部分股份而引致股份在聯交所終止上市，則上述股份將不獲批准上市；

(f) 將維持足夠普通股本（定義見契據），以供當時尚未行使附有可認購股份或兌換股份的權利一旦悉數獲行使時可發行股份；及

(g) 盡力促使認股權證在認購期內任何時間可於聯交所買賣（惟倘提出收購全部或任何其他認股權證的建議後，認股權證在聯交所的上市地位被撤銷，則此項責任將告失效），而因認購權獲行使而配發及發行的所有股份可於配發及發行時或合理可行的較後時間於聯交所買賣（惟倘提出收購全部或任何股份的建議而類似建議亦向認股權證持有人提出後，股份在聯交所的上市地位被撤銷，則此項責任將告失效）。

14. 本公司清盤

(a) 倘於認購期內通過本公司自願清盤的有效決議案，而該清盤目的為根據協議計劃進行重組或合併，且認股權證持有人（或彼等就此通過特別決議案所委派的人士）乃訂立此項協議計劃的一方，或就該協議計劃向認股權證持有人提呈建議並獲得特別決議案批准，則此項協議計劃或（視乎情況而定）建議的條款將對所有認股權證持有人產生約束力；及

(b) 倘本公司於認購期內向各股東發出通知，召開股東大會以考慮並酌情批准有關本公司自願清盤的決議案，則本公司須於向每名股東寄發有關通知當日或之後盡快向全體認股權證持有人發出有關通知（連同存有本規定的通知），其後各認股權證持有人可最遲於本公司建議舉行股東大會該日前兩個營業日，將填妥的認購表格及有關認購款額送交本公司，以行使其認股權證所附的全部或部分認購權，就此本公司將盡快（無論如何不遲於於建議舉行上述股東大會該日前一個營業日）向認股權證持有人配發相關入賬列作繳足股款的股份。

除上述者外，倘本公司清盤，則於通過有關決議案當日尚未行使的一切認購權將告失效，而每份認股權證證書亦會作廢。

15. 海外認股權證持有人

契據載有規定，容許董事酌情處理任何登記地址位於香港以外任何地區（經諮詢有關司法權區法例的法律限制或相關監管機構或證券交易所的規定後）的認股權證持有人，而董事認為於該等認股權證持有人行使所持任何認股權證所附任何認購權時發行股份可能屬違法或不可行。

16. 通知

契據載有關於向認股權證持有人發出通知的規定。

17. 管制法例

契據及認股權證將受香港法例管制，並按香港法例詮釋。

1. 責任聲明

本通函所載資料,乃遵照上市規則所規定提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任,並於作出一切合理查詢後確認,就彼等所知及所信,本通函所表達的一切意見乃經審慎周詳考慮後始行發表,且本通函並無遺漏任何其他事實,以致其所載任何聲明有誤導成份。

2. 股本

於最後可行日期,完成公開發售及悉數行使認股權證當時的本公司法定及已發行股本如下:

法定股本		*港元*
30,000,000,000	股於最後可行日期股份	300,000,000.00
已發行並繳足或入賬列為繳足股本		
282,883,547	股於截至二零零六年十二月三十一日止年度的股份	2,828,835.47
(6,700,000)	股購回股份	(67,000)
276,183,547	股於最後可行日期股份	2,761,835.47
552,367,094	股於完成公開發售後的股份	5,523,670.94
662,840,513	股於完成公開發售及悉數行使認股權證後的股份	6,628,405.13

所有現有股份在各方面具同等權利,尤其為股息、投票權及股本回報的權利。

已發行股份於聯交所上市。本公司股份或股本/債務證券概無於其他證券交易所上市或買賣,亦無尋求或建議徵求批准本公司證券於其他證券交易所上市及買賣。

股份面值為每股0.01港元。

除上文所披露者外，本集團成員公司自最近期刊發經審核帳目結算日起並無任何資本變更。

除本通函已披露者外，截至最後可行日期，本集團概無資本或成員公司涉及購股權，或獲有條件或無條件同意涉及購股權。

自二零零六年十二月三十一日（即本公司最近期經審核財務報表的結算日）至最後可行日期，概無發行任何新股份。

3. 市價

下表顯示股份於(i)緊隨公佈日期前六個月各月及最後可行日期前各月的最後交易日；及(ii)最後可行日期在聯交所的收市價。

日期	每股收市價 *港元*
二零零七年五月三十一日	5.70
二零零七年六月二十九日	6.38
二零零七年七月三十一日	8.06
二零零七年八月三十一日	6.70
二零零七年九月二十八日	6.82
二零零七年十月三十一日	6.80
二零零七年十一月二十一日，即刊發公佈前最後一個交易日	6.55
最後可行日期	5.60

於二零零七年五月二十一日（即緊接刊發公佈前最後一個交易日二零零七年十一月二十一日前六個月當日）至最後可行日期股份在聯交所的最高及最低收市價分別為二零零七年八月一日的8.1港元及二零零七年十二月十八日的4.98港元。

4. 董事權益

除下文所披露者外，於最後可行日期，董事及本公司高級行政人員並無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例規定當作或視為擁有的權益及淡倉（如有））須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入該條規定的登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份的百分比
莊舜而女士	–	106,484,400股 *(附註1)*	–	106,484,400股	38.56%

附註：

(1) 於最後可行日期，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）的全資附屬公司，持有106,484,400股股份。莊女士於China Spirit擁有100%實際權益，故視為擁有106,484,400股股份的公司權益。

(2) 上述權益屬於好倉。

上述權益均屬於好倉。於最後可行日期，並無淡倉記錄在證券及期貨條例第352條規定的登記名冊內。

於最後可行日期，王炳忠拿督並無本公司股權。

5. 主要股東及其他人士權益

除下文所披露者外，就董事及本公司高級行政人員所知，於最後可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3分部的條文予以披露，或於最後可行日期直接及間接持有可於任何情況下在本集團任何股東大會投票的任何類別股本面值10%或以上權益。

名稱	身份	所持股份數目	佔所有已發行股份的百分比
莊舜而女士	所控制的公司持有（*附註1*）	106,484,400	38.56%
China Spirit Limited	所控制的公司持有（*附註1*）	106,484,400	38.56%
Vigor Online	實益擁有人	106,484,400	38.56%
John Zwaanstra先生（「Zwaanstra先生」）	所控制的公司持有（*附註2*）	25,051,000	9.07%
Penta Investment Advisers Limited（「Penta」）	投資經理（*附註3*）	25,051,000	9.07%

附註：

(1) 於最後可行日期，Vigor Online乃China Spirit的全資附屬公司，而莊女士於China Spirit擁有100%實際權益。因此，根據證券及期貨條例，China Spirit及莊女士均視為擁有106,484,400股股份權益。合共276,183,547股發售股份中，Vigor同意根據包銷協議認購169,699,147股發售股份，而106,484,400股發售股份乃Vigor以股東身份有權及承諾認購。

(2) Zwaanstra先生擁有Penta全部權益。因此，Zwaanstra先生視為擁有25,051,000股股份權益。

(3) Penta作為投資經理於25,051,000股股份擁有權益，並透過其全資附屬公司行事。

(4) 上述所有權益均指好倉。

上述所有權益均為好倉。於最後可行日期，並無淡倉記錄在證券及期貨條例第336條規定的登記名冊內。

6. 董事服務合約

(a) 於最後可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償（法定賠償除外）的任何現有或擬定服務合約。

(b) 董事與本公司或其任何附屬公司或聯營公司概無於公佈日期前六個月內訂立或修訂任何仍然生效的服務合約（包括持續或有期合約）。

(c) 董事與本公司或其任何附屬公司或聯營公司概無訂立任何仍然生效且通知期為12個月或以上的持續服務合約。

(d) 董事與本公司或其任何附屬公司或聯營公司概無訂立任何仍然生效且屆滿日期為12個月以上的有期服務合約（不論有否通知期）。

7. 董事於競爭業務的權益

於最後可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼等各自的聯繫人概無被認為於足以或可能與本集團業務構成直接或間接競爭的業務中擁有任何權益。

8. 公司資料

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點
香港
灣仔
駱克道333號
中國網絡中心47樓

股份過戶登記處香港分處
卓佳登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

法律顧問
胡百全律師事務所
香港
中環
遮打道10號
太子大廈12樓

核數師
德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

主要往來銀行
中國工商銀行(亞洲)有限公司
香港
中環
花園道3號
中國工商銀行大廈33樓

中國銀行(香港)有限公司
香港
花園道1號
中銀大廈
52樓

Société Générale Bank & Trust
1 Rafflee Quay
#35-01, North Tower
Singapore 048583

瑞士銀行
香港
中環金融街8號
國際金融中心二期
52樓

美林亞太有限公司
香港
中環花園道3號
中國工商銀行大廈17樓

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY10011
USA

合資格會計師

江木賢先生

公司秘書

馮靖文女士

授權代表

王炳忠拿督
香港
灣仔
駱克道333號
中國網絡中心47樓

江木賢先生
香港
灣仔
駱克道333號
中國網絡中心47樓

替代授權代表

馮靖文女士
香港
灣仔
駱克道333號
中國網絡中心47樓

9. 董事詳情

執行董事

莊舜而女士，現年53歲，於二零零二年八月二十三日獲委任為本公司執行董事兼主席。彼自一九九八年九月出任中國東莞長安高爾夫球鄉村俱樂部主席。彼現為仁愛堂第二十八屆（丁亥年）董事局副主席。彼曾於一九九二年至二零零零年出任申銀萬國（香港）有限公司董事兼行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年63歲，於二零零二年三月十五日獲委任為本公司執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，於香港及馬來西亞曾擔任不同高級管理職位（包括在上市公司擔任執行董事職位）。

江木賢先生，現年42歲，於二零零二年五月十三日獲委任為本公司執行董事。彼畢業於香港城市大學，取得工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師，在企業融資、財務管理、會計及核數方面擁有逾15年經驗。

獨立非執行董事

勞偉安先生，現年46歲，於二零零二年三月十五日獲委任為本公司非執行董事，其後於二零零二年十月二十九日轉任為本公司獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直於其名下公司勞偉安會計師事務所擔任執業會計師。彼在提供稅務顧問服務及審核服務予公司（包括香港上市公司）方面擁有豐富經驗。

劉紹基先生，現年49歲，於二零零四年六月三日獲委任為本公司獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾25年經驗。彼現為財務顧問界顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為特許公認會計師公會（「特許公認會計師公會」）及香港會計師公會資深會員，亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會委員會會員，並於二零零零年／二零零一年年度獲擔任為特許公認會計師公會香港分會主席。劉先生同時亦為其他多間香港上市公司的獨立非執行董事。

張健先生，現年65歲，於二零零六年十月十六日獲委任為本公司獨立非執行董事。彼為中國教授級高級工程師，現任中國施工企業管理協會副理事長、中國寶玉石協會副會長、西安建築科技大學北京校友會會長、中國建築材料集團公司外部董事及中礦國際投資有限公司專家委員會主席。彼於一九九七年被授予國家有突出貢獻知識份子獎，並於二零零四年被評為「全國十大誠信英才」。於二零零五年，張先生更被評為中國有色金屬行業有影響力人物。於一九八二年至一九九八年期間，彼曾於中國有色金屬工業總公司擔任多項要職。於一九九八年至二零零三年期間，彼曾任中色建設集團有限公司董事長及總經理，並在二零零三年至二零零五年期間擔任中國有色礦業集團有限公司總經理。

10. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約等於15,305,000港元）連同利息的款項。nCube對STSL提出索償乃以數碼電視與nCube之間的合約上的STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube的索償負上法律責任。數碼電視亦正對nCube的索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據公司條例第178條於一九九八年十一月向數碼電視發出要求償還約1,152,000美元（約等於8,983,000港元）的法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤的呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One的繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前向法院支付200,000港元，作為數碼電視的訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁程序並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於綜合財務報表中作出任何撥備。

除上述事項外，本公司及其任何附屬公司並無涉及任何重大訴訟或索償，而就董事所知，本集團任何成員公司亦無任何尚未了結或可能面臨或已提出的重大訴訟或索償。

11. 重大合約

下列為本集團成員公司於公佈日期前兩年至最後可行日期內訂立的重大或可屬重大合約（日常業務中訂立的合約除外）：

(a) 包銷協議。

除上文所披露者外，本集團概無於公佈日期前兩年至最後可行日期內訂立任何重大或可屬重大的合約（日常業務中訂立的合約除外）。

12. 重大改變

除本通函所披露者外，於最後可行日期，就董事所知，自二零零六年十二月三十一日（即本公司最近期經審核財務報表的結算日期）以來，本集團的財務或經營狀況或前景並無任何重大逆轉。

13. 董事於合約及資產的權益

於最後可行日期，概無董事擁有重大權益並對本集團業務屬重大的合約或安排。於最後可行日期，除包銷協議外，Vigor概無訂立任何董事在當中有重大個人權益的重大合約。

於最後可行日期，董事於本集團任何成員公司自二零零六年十二月三十一日（即本公司最近期經審核賬目的結算日期）以來(i)買賣；或(ii)租用；或(iii)擬買賣；或(iv)擬租用的資產中，並無擁有直接或間接權益。

概無董事已經及將會因離職及就公開發售、包銷協議及／或清洗豁免獲得賠償。除包銷協議外，Vigor或其一致行動人士、董事、在任董事、股東或現時股東及其他涉及或視乎或依賴公開發售及／或清洗豁免結果或以其他方式與公開發售及／或清洗豁免有關的人士概無任何協議、安排或共識（包括任何賠償安排）。Vigor概無訂立任何有關其可能會或可能不會援引或尋求援引一項公開發售及／或清洗豁免的先決條件或條件的情況及作出有關行動的後果（包括所產生的違約費詳情）之協議或安排。

於最後可行日期，除包銷協議、不可撤回承諾及僅為符合包銷協議條款及條件而由新鴻基投資服務有限公司向Vigor授出680,000,000港元的備用信貸外，董事與其他人士概無訂立任何以公開發售及／或清洗豁免為條件或視乎公開發售及／或清洗豁免結果或與公開發售及／或清洗豁免有關的協議或安排。

14. 股權及買賣

(a) 除Vigor為屬本公司主席莊舜而女士間接全資擁有的附屬公司外，在公佈日期前六個月至最後可行日期期間，本公司及董事概無擁有任何Vigor股份、可換股證券、認股權證、購股權或衍生工具；亦無買賣任何Vigor股份、可換股證券、認股權證、購股權或衍生工具。

(b) 在公佈日期前六個月至最後可行日期期間，概無本公司股權受與本公司有關的基金經理酌情管理，該等基金經理亦無買賣附有投票權的本公司股份、可換股證券、認股權證、購股權或衍生工具。

(c) 除Vigor持有的106,484,400股股份外，於最後可行日期，包銷商、其一致行動人士及彼等各自的董事概無擁有或控制本公司股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無為換取價值而買賣該等證券。

(d) 於最後可行日期，與Vigor或其聯繫人或彼等的一致行動人士訂有屬收購守則第22條所指附註8所界定安排之人士概無擁有或控制本公司股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無為換取價值而買賣該等證券。

(e) 於最後可行日期，本集團的退休金計劃、本公司附屬公司、亞洲資產管理有限公司、德勤或屬收購守則所指第(2)類聯繫人（不包括豁免主要交易商）的本公司其他顧問、彼等的最終控股公司或其附屬公司或同系附屬公司概無擁有或控制本公司或Vigor股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無買賣本公司股份。

(f) 除包銷協議及不可撤回承諾外，在公佈日期前六個月至最後可行日期期間概無任何本集團成員公司訂立任何安排致使董事及彼等的聯繫人可透過收購股份或其他企業實體獲得利益。

(g) Vigor已獲新鴻基投資服務有限公司授出680,000,000港元的備用信貸，僅供達成包銷協議條款及條件之用。視乎Vigor及包銷商須根據公開發售認購未獲股東認購的發售股份數量，Vigor及其一致行動人士可能需要融資而將根據公開發售購入的股份轉讓、質押或抵押予新鴻基投資服務有限公司，否則在公開發售認購的股份將由Vigor持有。

(h) 於最後可行日期，概無任何人士與本公司或本公司聯繫人（收購守則所界定第(1)、(2)、(3)及(4)類別聯繫人）訂立收購守則第22條附註8所述類別的安排。

15. 專家及同意書

以下為本通函載有其意見或建議的專家的資格：

名稱	資格
Asia Investment Management Limited	根據證券及期貨條例獲准從事第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（資產管理）受規管活動的持牌法團
德勤•關黃陳方會計師行（「德勤」）	香港執業會計師

於最後可行日期，Asia Investment Management Limited及德勤：

(a) 於本集團成員公司自二零零六年十二月三十一日（即本公司最近期經審核賬目的結算日期）以來買賣或租用或擬買賣或租用的任何資產中，並無擁有直接或間接權益；及

(b) 並無擁有本集團任何成員公司任何股權或可自行或提名他人認購本集團任何成員公司證券的權利（不論可否合法行使）。

Asia Investment Management Limited及德勤已就本通函的刊行發出同意書，同意以現有形式及內容轉載其報告或函件，視乎情況而定，及引用其名稱，迄今並無撤回同意書。

16. 一般資料

(a) 本公司的註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) Vigor的註冊辦事處為TrustNet (British Virgin Islands) Limited的辦事處，地址為TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands，其通訊地址為香港灣仔駱克道333號中國網絡中心47樓。Vigor的主要股東為China Spirit Limited及莊女士（China Spirit Limited的唯一股東）。

(c) China Spirit Limited的註冊辦事處為Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands，其通訊地址為香港灣仔駱克道333號中國網絡中心47樓。莊女士的地址為香港灣仔駱克道333號中國網絡中心47樓。

(d) 本公司的香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(e) 本公司的秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(f) 本公司的合資格會計師為江木賢先生。彼畢業於香港城市大學，持有商學學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(g) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(h) 本公司的香港股份過戶登記分處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(i) 本通函備有中、英文版本。如有歧義，概以英文本為準。

17. 備查文件

下列文件的副本自本通函日期直至並包括股東特別大會日期的任何營業日一般辦公時間上午九時正至下午五時正（星期六及公眾假期除外）在本公司主要辦事處（地址為香港灣仔駱克道333號中國網絡中心47樓），以及在本公司網站(http://www.irasia.com/listco/hk/colcapital/)及證監會網站(http://www.sfc.hk/)可供查閱：

(a) 本公司及Vigor組織章程大綱及公司細則；

(b) 本附錄「重大合約」一段所述的重大合約及有關重大合約的通函（如適用）；

(c) 本公司截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度的年報；

(d) 本公司截至二零零七年六月三十日止六個月未經審核綜合財務報表；

(e) 德勤就本集團未經審核備考財務資料發出的會計師報告，全文載於本通函附錄二；

(f) 本附錄「專家及同意書」一段所述的Asia Investment Management Limited及德勤同意書；

(g) 條款載於本通函第14頁的Vigor不可撤回承諾；及

(h) 本通函。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

茲通告中國網絡資本有限公司(「本公司」)謹訂於二零零八年一月二十一日星期一上午十時正在香港灣仔港灣道1號香港會展廣場西南座皇朝會7樓會議廳舉行股東特別大會(「大會」)，藉以考慮並酌情按普通決案投票規定通過以下決議案(不論有否修訂)：

普通決議案

1. 「**動議**待於本公司發予股東日期為二零零七年十二月三十一日的通函(「通函」，其註有「A」字樣的副本已提呈大會，並經大會主席簽署以資識別)所載接受及支付發售股份(定義見下文)的最後日期後第二個營業日下午四時正前(i)香港聯合交易所有限公司(「聯交所」)上市委員會按照分配授出或同意授出及並無撤回或撤銷發售股份(定義見下文)、認股權證(定義見下文)及因行使根據公開發售(定義見下文)條款及條件將分配及發行予本公司合資格股東的認股權證而可能發行的股份上市及買賣；(ii)獲得證券及期貨事務監察委員會企業融資部執行理事授出清洗豁免(定義見下文)；(iii)與法律規定須向香港公司註冊處註冊或存檔的公開發售有關之所有相關文件註冊及存檔；及(iv)根據本公司與包銷商於二零零七年十一月二十一日訂立的包銷協議(「包銷協議」包括(如有)所有相關補充協議)的Vigor Online Offshore Limited(「包銷商」)責任變成無條件，且並未根據包銷協議的條款予以終止後：

    (a) 批准以公開發售形式於本公司已發行股本中發行276,183,547股每股面值0.01港元的新股份(「股份」)(「公開發售」)，按當時持有的每股股份可獲配發一股發售股份的比例及根據通函所載條款及條件的其他規定，以每股發售股份4.00港元的價格(「認購價」)向於釐定公開發售配額當日名列本公司股東名冊之股東(不包括該等登記地址

* 中文名稱僅供識別

於香港境外，及本公司董事會（「董事」）於作出相關查詢後認為基於有關司法權區之法例限制或該司法權區之相關監管機構或證券交易所之任何規定，將彼等豁除於公開發售範圍之外屬必須或合宜之股東（「除外股東」））發行該276,183,547股新股份（「發售股份」）；

(b) 批准發行110,473,419份認股權證（「認股權證」），以授權持有人按每股8.00港元（可予調整）之初步認購價，按每認購五股發售股份可獲發兩份認股權證的基準認購股份（「發行認股權證」）；

(c) 批准發行110,473,419股將於根據發行認股權證行使認股權證時發行的新股份；

(d) (i)授權董事分配及發行根據或就公開發售及發行認股權證發售股份及認股權證，儘管可能發售、配發或發行與現有股東比例不同之股份或認股權證，尤其是(ii)授權董事就零碎配額或除外股東作出彼等全權酌情認為必須、合宜或適當之有關豁除或其他安排；

(e) 批准、確認及追認包銷協議（其註有「B」字樣的副本已提呈大會，並經大會主席簽署以資識別），及批准、確認及追認所有包銷協議所涉交易，亦授權董事採取彼等認為對落實包銷協議或令包銷協議生效而言或與包銷協議有關屬必要、適宜或合宜之有關行動及簽署其他相關文件（不論有否修訂，及如有需要加蓋公司印鑑）；

(f) 批准豁免（「清洗豁免」）Vigor Online Offshore Limited（「Vigor」）及與其一致行動人士（定義見收購守則）根據香港公司收購及合併守則（「收購守則」）就所有可能因公開發售完成而產生（惟有關豁免除外）的已發行股份授出強制全面收購建議的責任；及

(g) 授權董事採取彼等認為對落實包銷協議或令包銷協議生效而言或與公開發售、發行認股權證及清洗豁免有關屬必要、適宜或合宜之有關行動及簽署其他相關文件（不論有否修訂，及如有需要加蓋公司印鑑）。」

2. 「**動議**待聯交所上市委員會無條件或在達成本公司合理接納的條件後批准發售股份、認股權證及行使認股權證所發行的股份上市買賣後，授權及批准董事根據公開發售向合資格股東配發及發行不多於276,183,547股發售股份、110,473,419份認股權證（其持有人可暫定按每股股份8.00港元（或會調整）認購股份）及110,473,419股新股份（根據發行認股權證行使認股權證所發行的股份），並授權董事進行、簽署、訂立及採取其酌情認為對配發及發行發售股份、認購權證以及行使認股權證後所發行新股份之生效或與之有關的必須、適合、適宜或恰當的一切行動、事宜、其他文件及措施。」

承董事會命
中國網絡資本有限公司
公司秘書
馮靖文
謹啟

香港，二零零七年十二月三十一日

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及主要營業地點
香港
灣仔
駱克道333號
中國網絡中心47樓

附註：

1. 凡有權出席本公司大會或任何股份類別持有人大會並於會上投票之本公司股東均可委派他人作為受委代表，代其出席大會及於會上投票。受委代表毋須為本公司之股東。股東可委任多於一名代表代其出席同一大會。

2. 代表委任表格須由委任人或其正式書面授權之代表簽署。倘委任人為公司，則須加蓋公司印鑑或由公司高級職員或獲正式授權之代表簽署。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或續會（代表委任表格上各列之人士擬於會上投票）指定舉行時間四十八(48)小時前送達本公司於香港之股份過戶登記處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。倘未能如期送達，則代表委任表格將告失效。

4. 根據收購守則第32條及及第26條豁免附註1及購回守則第3.2條，Vigor與其擁有公開發售重大權益（有別於所有其他股東的權益）的任何一致行動人士（定義見收購守則）不得就以上普通決議案投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

DISCLOSEABLE TRANSACTION

30 January, 2008

CONTENTS

Page

In this circular, the following expressions have the meanings correspondingly ascribed below unless the context otherwise requires:

"Announcement"	the announcement of the Company dated 9 January, 2008
"associates"	having the meaning ascribed to it under the Listing Rules
"Board"	the Board of Directors
"Business Day"	a day on which licensed banks in Hong Kong are generally open for business, other than a Saturday or a Sunday or a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is issued in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not cancelled at or before 12:00 noon
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 383)
"connected person"	having the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Extended Loan Facility"	the extended loan facility granted by Join Capital to Extra Earn under the Supplemental Loan Agreement pursuant to which Join Capital agreed to extend the loan facility available to Extra Earn under the Loan Agreement from US$10,000,000 (equivalent to approximately HK$78,000,000) to US$15,000,000 (equivalent to approximately HK$117,000,000)
"Extra Earn"	Extra Earn Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Extra Earn Mortgaged Shares"	all the issued shares of Extra Earn
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China

"HKAS"	Hong Kong Accounting Standard issued by HKICPA
"HKICPA"	the Hong Kong Institute of Certified Public Accountants
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Join Capital"	Join Capital Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Last Practicable Date"	28 January 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Loan Agreement"	a loan agreement dated 27 November 2006 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn in relation to the grant of a loan facility of US$10,000,000 (equivalent to approximately HK$78,000,000)
"PRC"	the People's Republic of China
"Project"	the "Lian Yun Gang Korean Industrial City Land Development Project" (連雲港韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC
"Second Loan Agreement"	a loan agreement dated 31 December 2007 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn
"Second Loan Facility"	a loan facility up to US$17,000,000 (equivalent to approximately HK$132,600,000) subject to and in accordance with the terms and conditions of the Second Loan Agreement

"Second Share Mortgage"	a share mortgage dated 31 December 2007 made by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares
"Shares"	ordinary shares of nominal value of HK$0.01 each in the issued share capital of the Company
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	having the meaning ascribed to it under the Listing Rules
"Supplemental Loan Agreement"	a supplemental loan agreement dated 16 January 2007 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn in relation to the grant of the Extended Loan Facility
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 under the Laws of Hong Kong)
"Transaction"	the granting of the Second Loan Facility under the Second Loan Agreement
"US"	the United States of America
"US$"	United States dollars, the lawful currency of the United States of America



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

30 January 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

Reference is made to the announcements published by the Company on 28 November 2006 and 19 January 2007 respectively whereby Join Capital, an indirect wholly-owned subsidiary of the Company, entered into the Loan Agreement and the Supplemental Loan Agreement with Extra Earn, Lin Xu Ming and Ding Ming Shan, pursuant to which Join Capital agreed to make available to Extra Earn the Extended Loan Facility up to US$15,000,000 (equivalent to approximately HK$117,000,000) for the working capital of Extra Earn in relation to the Project and Lin Xu Ming and Ding Ming Shan agreed to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage.

The Company announced on 9 January 2008 that Join Capital entered into the Second Loan Agreement with Extra Earn, pursuant to which Join Capital agreed to make available to Extra Earn the Second Loan Facility up to US$17,000,000 (equivalent to approximately HK$132,600,000) for repayment of the Extended Loan Facility, with Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn, agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Second Loan Agreement and the Second Share Mortgage. The Second Loan Facility was secured by a Second Share Mortgage executed by the shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

As the consideration ratio under Rule 14.06 of the Listing Rules in respect of the Second Loan Facility for the Company exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide the Shareholders with details of the Second Loan Agreement and other information in accordance with the requirements of the Listing Rules.

2. GENERAL INFORMATION OF THE TRANSACTION

On 31 December 2007, Join Capital entered into the Second Loan Agreement with Extra Earn, pursuant to which Join Capital agreed to make available to Extra Earn the Second Loan Facility up to US$17,000,000 (equivalent to approximately HK$132,600,000) for repayment of the Extended Loan Facility, with Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Second Loan Agreement and the Second Share Mortgage. The Second Loan Facility was secured by a Second Share Mortgage executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

3. PRINCIPAL TERMS OF THE SECOND LOAN AGREEMENT AND THE SECOND SHARE MORTGAGE

The Second Loan Agreement

The principal terms of the Second Loan Agreement are as follows:

Date:	31 December 2007	
Parties:	*Lender*	Join Capital
	Borrower	Extra Earn
	Guarantors	Lin Xu Ming and Ding Ming Shan
Loan Facility:	the Second Loan Facility	
Purpose of the Loan Facility:	for repayment of the Extended Loan Facility	
Terms of the Loan Facility:	the Second Loan Facility is available to Extra Earn for a term of 12 months from the date of the first drawdown being 31 December 2007 (the amount being drawn down on the date of the first drawdown was US$16,820,833, which is equivalent to HK$130,884,540). The loan together with interest under the Second Loan Agreement is to be repaid on the day falling 12 months from the date of the first drawdown. Extra Earn shall pay interest on the loan at the rate of 10% per annum, which is the same interest rate charged under the Loan Agreement, and which rate was arrived at after arm's length negotiation between Join Capital and Extra Earn and reflects the normal commercial rate. Interest on the loan shall accrue from day to day and be calculated on the outstanding loan amount on the basis of a year of 360 days and the actual number of days elapsed. All of Extra Earn's liability for repayment of the loan together with interest under the Second Loan Agreement and the Second Share Mortgage is guaranteed and indemnified by Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn	

The Second Share Mortgage

As a condition precedent to Join Capital agreeing to grant the Second Loan Facility pursuant to the terms of the Second Loan Agreement, shareholders of Extra Earn shall execute the Second Share Mortgage.

Pursuant to the terms of the Second Share Mortgage, shareholders of Extra Earn being the registered and beneficial owners of the Extra Earn Mortgaged Shares mortgage, charge and assign by way of first fixed mortgage the Extra Earn Mortgaged Shares to Join Capital as a continuing security for the due and punctual payment of the loan and interest and the due and punctual performance of all the obligations of Extra Earn contained in the Second Loan Agreement. Extra Earn's sole asset is its investment in a PRC wholly-owned foreign enterprise which principal business activity is property investment and development in relation to the Project, the Directors therefore considered that the value of the Extra Earn Mortgaged Shares is sufficient as the collateral to the Second Loan Facility. The Directors had further assessed the credit risk exposure of the Group in relation to entering into the Second Loan Agreement and considered that with the securities available the credit risk exposure is low.

4. REASONS FOR AND BENEFIT OF THE TRANSACTION

Join Capital is a licensed money lender. The provision of the Second Loan Facility is a transaction carried out as part of the ordinary and usual course of business activities of Join Capital, and the Second Loan Facility will provide interest income to Join Capital.

The Directors consider that the Second Loan Agreement and the Second Share Mortgage are being entered into on normal commercial terms and are fair and reasonable as far as the Shareholders as a whole are concerned. The Directors also confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Extra Earn and its ultimate beneficial owners are independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules.

5. FINANCIAL EFFECT OF THE TRANSACTION

The Directors consider the Transaction represents an opportunity to generate profit resulting from interest payment under the Second Loan Facility and that that this will increase the revenue, earnings and net asset value of the Group.

Further, the Directors are of the view that the granting of the Second Loan Facility will not have a material effect on the assets and liabilities of the Group.

6. LISTING RULES IMPLICATIONS

As the consideration ratio under Rule 14.06 of the Listing Rules in respect of the Second Loan Facility for the Company exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

7. INFORMATION ABOUT THE GROUP

The Company

The principal business activity of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

Join Capital

Join Capital is a company incorporated in Hong Kong with limited liability. Join Capital is principally engaged in the money lending business and holds a money lenders licence under the Money Lenders Ordinance. Join Capital is an indirect wholly-owned subsidiary of the Company.

8. INFORMATION ABOUT THE BORROWER

Extra Earn

The principal business activity of Extra Earn is investment holding. The principal activity of Extra Earn's subsidiary is property investment and development.

9. GENERAL

Your attention is drawn to the general information of the Company set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un ("Ms. Chong")	–	106,484,400 *(Note 1)*	–	106,484,400	38.56%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited, a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 Shares.

(2) The interests stated above represented long position.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un ("Ms. Chong")	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
China Spirit Limited ("China Spirit")	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
Vigor Online Offshore Limited ("Vigor Online")	Beneficial owner	106,484,400	38.56%
Mr. John Zwaanstra	Held by controlled corporation *(Note 2)*	25,051,000	9.07%
Penta Investment Advisers Limited ("Penta")	Investment Manager *(Note 3)*	25,051,000	9.07%
Penta Asia Fund, Ltd. ("Penta Asia")	Held by controlled corporation *(Note 4)*	13,926,000	5.04%
Mr. Todd Zwaanstra	Trustee of a discretionary trust *(Note 4)*	13,926,000	5.04%
Mercurius GP LLC ("Mercurius")	Founder of a discretionary trust *(Note 5)*	13,926,000	5.04%

Note:

1. As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 Shares under the SFO.

2. Mr. John Zwaanstra has an interest in 100% of Penta. Accordingly, Mr. John Zwaanstra is deemed to be interested in 25,051,000 Shares.

3. Penta has an interest in 25,051,000 Shares as an investment manager, and acts through its wholly-owned subsidiaries.

4. The interests are held by Penta Master Fund, Ltd. ("Penta Master"), a wholly-owned subsidiary of Penta Asia. Mr. Todd Zwaanstra is deemed to have interests in the Shares in which Penta Master is interested pursuant to his control of more than one-third of the voting power of Penta Asia as trustee of the Mercurius Partners Trust ("Mercurius Trust"), being a discretionary trust.

5. Mercurius is the founder of the Mercurius Trust and is therefore deemed to have interests in the Shares in which Mr. Todd Zwaanstra and Mercurius Trust are interested.

6. All interests stated above represented long positions.

3. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

5. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress since then in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

6. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(c) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(d) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(e) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(f) The Hong Kong branch share registrar of the Company is Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

此乃要件　請即處理

閣下對本通函任何方面或對應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀、其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）股份全部**售出或轉讓**，應立即將本通函送交買方或承讓人，或經手出售或轉讓之銀行、股票經紀或其他代理，以便轉交買方或承讓人。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：383）

須予披露交易

二零零八年一月三十日

* *中文名稱僅供識別*

目 錄

於本通函內，除文義另有指明外，下列詞語具有以下涵義：

「公佈」	指	本公司於二零零八年一月九日刊發的公佈
「聯繫人」	指	上市規則所定義者
「董事會」	指	董事會
「營業日」	指	香港持牌銀行公開營業的日子，不包括星期六及星期日，亦不包括上午九時正至中午十二時正任何時間香港懸掛黑色暴雨警告訊號或8號或以上熱帶氣旋警告訊號而並無於中午十二時或之前取消的日子
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：383)
「關連人士」	指	上市規則所定義者
「董事」	指	本公司董事
「增額備用貸款」	指	邦盈根據補充貸款協議向Extra Earn授出的增額備用貸款，邦盈據此同意為Extra Earn將貸款協議的備用貸款由10,000,000美元(約等於78,000,000港元)增至15,000,000美元(約等於117,000,000港元)
「Extra Earn」	指	Extra Earn Holdings Limited，一間於英屬處女群島註冊成立之有限公司
「已抵押Extra Earn股份」	指	Extra Earn之所有已發行股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區

「香港會計準則」	指	香港會計師公會所頒佈之香港會計準則
「香港會計師公會」	指	香港會計師公會
「港元」	指	香港法定貨幣港元
「邦盈」	指	邦盈有限公司,一間於香港註冊成立之有限公司,並為本公司之間接全資附屬公司
「最後可行日期」	指	二零零八年一月二十八日,即本通函付印前確定其中所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「貸款協議」	指	邦盈、Extra Earn以及Extra Earn全部已發行股本最終實益擁有人林旭明及丁明山於二零零六年十一月二十七日就授出備用貸款10,000,000美元(約等於78,000,000港元)訂立之貸款協議
「中國」	指	中華人民共和國
「項目」	指	位於中國江蘇連雲港的「連雲港韓國工業城土地開發項目」
「第二貸款協議」	指	邦盈、Extra Earn與Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山於二零零七年十二月三十一日訂立之貸款協議
「第二備用貸款」	指	根據第二貸款協議的條款及條件授出最多17,000,000美元(約等於132,600,000港元)之備用貸款

「第二股份抵押」	指	Extra Earn股東於二零零七年十二月三十一日為邦盈就已抵押Extra Earn股份訂立之股份抵押
「股份」	指	本公司已發行股本每股面值0.01港元的普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所定義者
「補充貸款協議」	指	邦盈、Extra Earn與Extra Earn全部已發行股本最終實益擁有人林旭明及丁明山於二零零七年一月十六日就授出增額備用貸款訂立之補充貸款協議
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「交易」	指	根據第二貸款協議授出第二備用貸款
「美國」	指	美利堅合眾國
「美元」	指	美利堅合眾國法定貨幣美元



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:383)

執行董事:
莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及
主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啓者:

須予披露交易

1. 緒言

謹請參閱本公司分別於二零零六年十一月二十八日及二零零七年一月十九日刊登有關本公司間接全資附屬公司邦盈與Extra Earn、林旭明及丁明山訂立貸款協議及補充貸款協議之公佈,根據該等協議,邦盈同意向Extra Earn提供最多15,000,000美元(約等於117,000,000港元)的增額備用貸款,作為Extra Earn的項目營運資金,而林旭明及丁明山同意就Extra Earn償還貸款協議、補充貸款協議及股份抵押的貸款及利息之全部責任向邦盈作出擔保及彌償保證。

* *中文名稱僅供識別*

本公司於二零零八年一月九日公佈，邦盈與Extra Earn訂立第二貸款協議，據此，邦盈同意向Extra Earn提供最多17,000,000美元（約等於132,600,000港元）的第二備用貸款，用作償還增額備用貸款，而Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山同意就Extra Earn償還第二貸款協議及第二股份抵押的貸款及利息之全部責任向邦盈作出擔保及彌償保證。第二備用貸款以Extra Earn股東就已抵押Extra Earn股份而向邦盈簽立之第二股份抵押作擔保。

由於根據上市規則第14.06條規定計算本公司就第二備用貸款之代價比率超過5%但少於25%，故此根據上市規則第14章，交易屬於本公司的須予披露交易。

本通函旨在遵照上市規則規定向股東提供第二貸款協議及其他資料的詳情。

2. 交易一般資料

於二零零七年十二月三十一日，邦盈與Extra Earn訂立第二貸款協議，據此，邦盈同意向Extra Earn提供最多17,000,000美元（約等於132,600,000港元）的第二備用貸款，用作償還增額備用貸款，而Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山同意就Extra Earn償還第二貸款協議及第二股份抵押的貸款及利息之全部責任向邦盈作出擔保及彌償保證。第二備用貸款以Extra Earn股東就已抵押Extra Earn股份而向邦盈簽立之第二股份抵押作擔保。

3. 第二貸款協議及第二股份抵押主要條款

第二貸款協議

第二貸款協議主要條款如下：

日期：	二零零七年十二月三十一日
訂約方：	*貸款人* 邦盈 *借款人* Extra Earn *擔保人* 林旭明及丁明山
備用貸款：	第二備用貸款
備用貸款之目的：	用作償還增額備用貸款
備用貸款條款：	第二備用貸款將於首次提取日(二零零七年十二月三十一日(於首次提取日提款數額為16,820,833美元，相當於130,884,540港元))後十二個月內可供Extra Earn取用。第二貸款協議之貸款連同利息須於首次提取日期起計滿十二個月當日償還。Extra Earn須支付的貸款利息以年利率10厘(與貸款協議規定收取的利率相同)計算，且該利率由邦盈與Extra Earn公平磋商而定，符合一般商業息率水平。貸款利息將按一年360日根據實際已過日數計算之未償還貸款額每日累計。Extra Earn償還第二貸款協議及第二股份抵押的貸款及利息的全部責任由Extra Earn全部已發行股本的最終實益擁有人林旭明及丁明山作出擔保及彌償保證。

第二股份抵押

作為邦盈同意根據第二貸款協議條款授出第二備用貸款的先決條件，Extra Earn股東須簽立第二股份抵押。

根據第二股份抵押的條款，Extra Earn股東作為已抵押Extra Earn股份的登記及實益擁有人，以第一固定抵押權形式把已抵押Extra Earn股份按揭、抵押及轉讓予邦盈，作為Extra Earn妥善準時償還貸款及利息以及妥善準時履行第二貸款協議所載Extra Earn所有責任之持續保證。Extra Earn的唯一資產是於一間主要從事關於項目的物業投資及開發的全外資中國企業的投資，故董事認為將已抵押Extra Earn股份作為第二備用貸款之抵押已足夠。董事亦已進一步評估本集團訂立第二貸款協議所涉信貸風險，並認為就已得之抵押品而言，信貸風險為低。

4. 進行交易的理由及利益

邦盈為持牌放債人，所提供的第二備用貸款是邦盈日常業務過程中進行的交易，且第二備用貸款將為邦盈提供利息收入。

董事認為第二貸款協議及第二股份抵押均按一般商業條款訂立，對整體股東屬公平合理。董事亦確認，經彼等作出一切合理查詢後所知、所悉及所信，Extra Earn及其最終實益擁有人皆為獨立第三方，與任何董事、本公司或其任何附屬公司之主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

5. 交易的財務影響

董事認為，交易為透過第二備用貸款利息付款賺取溢利的良機，可增加本集團收益、盈利及資產淨值。

此外，董事認為授出第二備用貸款對本集團資產及負債不會有任何重大影響。

6. 上市規則的規定

由於根據上市規則第14.06條規定計算本公司就第二備用貸款之代價比率超過5%但少於25%，故此根據上市規則第14章，交易屬於本公司的須予披露交易。

7. 本集團的資料

本公司

本公司的主要業務為投資控股，並透過其附屬公司從事證券買賣及投資、提供金融服務、物業投資以及策略性投資業務。

邦盈

邦盈為於香港註冊成立的有限公司，主要從事放款業務，並持有放債人條例規定之放債人牌照。邦盈為本公司的間接全資附屬公司。

8. 借款人的資料

Extra Earn

Extra Earn的主要業務為投資控股。Extra Earn之附屬公司的主要業務為物業投資及發展。

9. 一般事項

務請　閣下垂注本通函附錄所載之本公司一般資料。

此　致

列位股東　台照

代表董事會
中國網絡資本有限公司
主席
莊舜而
謹啟

二零零八年一月三十日

1. 責任聲明

本通函所載資料乃遵照上市規則規定所提供有關本公司之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所發表之意見均經審慎周詳考慮後發表，且本通函並無遺漏任何其他事實導致當中所載任何聲明有所誤導。

2. 權益披露

(a) 董事權益

除下文所披露者外，於最後可行日期，董事及本公司高級行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何(i)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所的權益或淡倉（包括根據證券及期貨條例規定當作或視為擁有之權益及淡倉（如有））；(ii)根據證券及期貨條例第352條須載入該條文所述登記名冊中的權益或淡倉；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所的權益或淡倉：

董事姓名	個人權益	公司權益	其他權益	總計	佔全部已發行股份之百分比
莊舜而女士（「莊女士」）	–	106,484,400股 *(附註1)*	–	106,484,400股	38.56%

附註：

(1) 於最後可行日期，China Spirit Limited（「China Spirit」）之全資附屬公司Vigor Online Offshore Limited持有106,484,400股股份。莊女士實益擁有China Spirit全部權益，故視為擁有該106,484,400股股份之公司權益。

(2) 上述權益屬於好倉。

(b) 主要股東之權益

除下文所披露者外，據董事及本公司高級行政人員所知，於最後可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何須根據證券及期貨條例第XV部第2及第3分部之條文披露之權益或淡倉，或於最後可行日期直接及間接持有可於所有情況下在本集團任何股東大會投票之任何類別股本面值10%或以上之權益。

名稱	身份	所持股份數目	佔全部已發行股份之百分比
莊舜而女士（「莊女士」）	由受控法團持有（附註1）	106,484,400	38.56%
China Spirit Limited（「China Spirit」）	由受控法團持有（附註1）	106,484,400	38.56%
Vigor Online Offshore Limited（「Vigor Online」）	實益擁有人	106,484,400	38.56%
John Zwaanstra先生	由受控法團持有（附註2）	25,051,000	9.07%
Penta Investment Advisers Limited（「Penta」）	投資經理（附註3）	25,051,000	9.07%
Penta Asia Fund, Ltd.（「Penta Asia」）	由受控法團持有（附註4）	13,926,000	5.04%
Todd Zwaanstra先生	一項全權信託之信託人（附註4）	13,926,000	5.04%
Mercurius GP LLC（「Mercurius」）	一項全權信託之成立人（附註5）	13,926,000	5.04%

附註：

1. 於最後可行日期，Vigor Online為China Spirit之全資附屬公司，而莊女士實益擁有China Spirit的全部權益。因此，根據證券及期貨條例，China Spirit及莊女士均視為擁有該106,484,400股股份之權益。

2. John Zwaanstra先生擁有Penta的全部權益。因此，John Zwaanstra先生視為擁有該25,051,000股股份之權益。

3. Penta作為投資經理，擁有該25,051,000股股份權益，並透過其全資附屬公司行事。

4. 該等權益由Penta Asia之一間全資附屬公司Penta Master Fund, Ltd.（「Penta Master」）持有。由於Todd Zwaanstra先生作為Mercurius Partners Trust（「Mercurius Trust」，為一項全權信託）之信託人而控制Penta Asia逾三分之一之投票權，故Todd Zwaanstra先生被視作擁有Penta Master所持有之股份權益。

5. Mercurius為Mercurius Trust之成立人，因此被視作擁有Todd Zwaanstra先生及Mercurius Trust所持有之股份權益。

6. 上述所有權益均為好倉。

3. 董事之服務合約

於最後可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償（法定賠償除外）之任何現有或擬定服務合約。

4. 董事於競爭業務之權益

於最後可行日期，根據上市規則第8.10條，除本集團業務外，董事及各自之聯繫人概無視為擁有任何直接或間接與本集團業務競爭或可能競爭之業務權益。

5. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統提出索償約1,980,000美元（約等於15,305,000港元）連同利息之款項。nCube乃根據數碼電視與nCube所訂立合約上之STSL蓋章對STSL提出索償。STSL已徵詢法律意見，而法律意見認為STSL不大可能須對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟自該日起並無任何進展。

(b) Stellar One Corporation（「Stellar One」）於一九九八年十一月根據公司條例第178條向數碼電視發出要求償還約1,152,000美元（約等於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發日期，數碼電視已徵詢法律意見，並獲悉有關仲裁程序並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於綜合財務報表中作出任何撥備。

除上文所述事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或索償，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

6. 一般資料

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(c) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(d) 本公司之合資格會計師為江木賢先生。彼畢業於香港城市大學，持有商學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(e) 股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(f) 本公司之香港股份過戶登記分處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

本通函提供中英文版本。如有歧義，概以英文本為準。



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

PROXY FORM FOR SPECIAL GENERAL MEETING

I/We[1] ____________________

of ____________________

being the registered holder(s) of [2] ____________________ share(s) of HK$0.01 each in the capital of **COL CAPITAL LIMITED** (the "Company") **HEREBY APPOINT** ____________________

of ____________________ or [3]

THE CHAIRMAN OF THE MEETING as my/our proxy to attend the Special General Meeting (the "Meeting") (or at any adjournment thereof) of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 21st January 2008 at 10:00 a.m. and vote for me/us and on my/our behalf in respect of the undermentioned resolutions (the full text of which as detailed in the notice convening the SGM (the "Notice")) in the manner as indicated below.

	Resolutions	FOR[4]	AGAINST[4]
1.	To pass the Ordinary Resolution No.1 as set out in the Notice		
2.	To pass the Ordinary Resolution No.2 as set out in the Notice		

Date: ____________________ 2007

Signature[5]: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.
2. Please insert the number of shares of HK$0.01 each registered in your name(s) to which this proxy form relates. If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "or **THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast or not to cast his votes on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in case of a corporation, must be executed either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, the one of the said persons so present whose name stands first on the register of members in respect of such share shall be entitled to vote in respect thereof.
7. To be valid, the proxy form together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the Meeting if you wish.



COL Capital Limited
中國網絡資本有限公司[*]

(於百慕達註冊成立之有限公司)

(股份代號:383)

(網址:http://www.colcapital.com.hk)

股東特別大會代表委任表格

本人/吾等[1] ________________________________

地址為________________________________

為**COL CAPITAL LIMITED(中國網絡資本有限公司*)**(「本公司」)股本中每股面值0.01港元之股份[2] ________________ 股之登記持有人,**茲委任**________________________________

地址為 ________________________________ 或[3]

大會主席為本人/吾等之代表,代表本人/吾等出席本公司於二零零八年一月二十一日(星期一)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行之股東特別大會(「大會」)(或其任何續會),並代表本人/吾等按照以下指示投票表決下述之決議案(決議案之全文詳列於股東特別大會通函(「通函」內))。

	決議案	**贊成**[4]	**反對**[4]
1.	通過通函所載第1項普通決議案。		
2.	通過通函所載第2項普通決議案。		

日期:二零零七年________月________日　　簽署[5]:________________________________

附註:

1. 請用正楷填上全名及地址。所有聯名股東之姓名均須列出。
2. 請填上以 閣下名義登記與本代表委任表格有關之每股面值0.01港元股份之數目。倘未有填上股份數目,則本代表委任表格將被視為與所有以 閣下名義登記之本公司股份有關。
3. 倘擬委派大會主席以外人士為代表,請將「或大會主席」等字樣刪去,並在空欄內填上 閣下擬委派代表之姓名及地址。**本代表委任表格之每項更改,均須由簽署人簡簽示可。**
4. **注意:倘 閣下欲投票贊成任何一項決議案,請在有關決議案之「贊成」欄內填上「✓」號。倘 閣下欲投票反對任何一項決議案,請在有關決議案之「反對」欄內填上「✓」號。**倘並無在任何或全部空欄作出指示,則 閣下之受委代表可自行就有關決議案酌情投票或棄權投票。 閣下之代表亦有權酌情對召開大會之通告所載以外,並於大會上適當提出之任何決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署,或倘股東為公司,則必須加蓋公司印鑑,或由行政人員或獲正式授權之授權人士簽署。
6. 倘為任何股份之聯名登記持有人,則任何一位該等人士均可親身或委派代表就該等股份於大會上投票,猶如彼為唯一有權投票者。惟倘超過一位該等聯名持有人親身或委派代表出席大會,則只有於股東名冊內排名首位之聯名持有人方有權就該等股份投票。
7. 本代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有),或經由公證人簽署證明之該等文件副本,最遲須於大會或其任何續會之指定舉行時間四十八小時前,交回本公司之股份過戶登記處香港分處卓佳登捷時有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓,方為有效。
8. 受委代表毋須為本公司股東,惟須親自出席大會代表 閣下。
9. 閣下填妥及交回代表委任表格後仍可親身出席大會及於會上投票。

* *中文名稱僅供識別*

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Prospectus or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited (the "Company"), you should at once hand this Prospectus, together with the accompanying application form to the purchaser or transferee, or to licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of this Prospectus, together with the documents specified in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix IV to this Prospectus, have been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). A copy of this Prospectus has been, or will as soon as reasonably practicable be filed with the Registrar of Companies in Bermuda as required by Section 26 of the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Securities and Futures Commission in Hong Kong, the Registrar of Companies in Bermuda and the Bermuda Monetary Authority take no responsibility as to the contents of these documents.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System and you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Prospectus.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

PROPOSED OPEN OFFER OF 276,183,547 OFFER SHARES AT HK$4.00 PER OFFER SHARE TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE

AND

PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES

UNDERWRITER TO THE OPEN OFFER
VIGOR ONLINE OFFSHORE LIMITED

The latest time for acceptance of, and payment for, the Offer Shares is 4:00 p.m. on Tuesday, 5th February, 2008. The procedures for acceptance are set out on page 12 of this Prospectus.

Shareholders should note that Vigor shall have the absolute right, after reasonable consultation with the Company as the underwriter of the Open Offer in its sole and absolute discretion sees fit, by giving notice to the Company, if there develops, occurs or comes into force at any time at or before the Latest Time for Termination:–

(i) any breach, considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer, of any of the warranties or any of other provisions of the Underwriting Agreement; or

(ii) any matter which, had it arisen immediately before the date of the Prospectus and not having been disclosed in the Prospectus, would have constituted an omission considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer; or

(iii) any statement contained in the Prospectus, considered by Vigor in its absolute discretion to be material, is discovered to be or becomes untrue, incorrect or misleading in any respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the Underwriting Agreement; or

(v) any adverse change in the business or the financial or trading position of any member of the Group considered by Vigor in its absolute discretion to be material; or

(vi) any event or series of events, matter or circumstance concerning, relating to or resulting in:–

  (a) any change in local, national, international, financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong or any other relevant jurisdiction; or

  (b) the introduction of any new law or any material change in existing laws, rules or regulations, or any material change in the interpretation or application of such laws, rules or regulations by any court or other competent authority in Hong Kong or any other relevant jurisdiction; or

  (c) any event of force majeure affecting Hong Kong or any other relevant jurisdiction (including, without limitation, any act of God, fire, flood, explosion, war, strike, lock-out, civil commotion, interruption, riot, public disorder, act of government, economic sanction, epidemic, terrorism or escalation of hostilities involving Hong Kong or any other relevant jurisdiction); or

  (d) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

  (e) any prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong or any other relevant jurisdiction or affecting an investment in the Shares or the transfer or dividend payment in respect of the Shares; or

  (f) the imposition of any economic sanction, in whatever form, directly or indirectly, by or for the United States of America or by the European Union (or any of its members) on the People's Republic of China; or

  (g) any change in the system under which the value of Hong Kong dollars is pegged to that of the currency of the United States of America, considered by Vigor in its absolute discretion to be material; or

  (h) any change in the exchange rate between the United States dollars and Renminbi (the lawful currency of the People's Republic of China), or between Hong Kong dollars and Renminbi, considered by Vigor in its absolute discretion to be material; or

  (i) any litigation or claim of material importance being threatened or instigated against any member of the Group; or

  (j) any change in market conditions in Hong Kong (including without limitation suspension or material restriction or trading in securities);

which, in the sole and absolute opinion of Vigor:–

(1) is or will be, or is likely to be, materially adverse to the business, financial or other condition or prospects of the Group taken as a whole; or

(2) has, or will have, or could be expected to have, a material adverse effect on the success of the Open Offer; or

(3) makes it inadvisable, inexpedient or impractical to proceed with the Open Offer.

then and in any such case, Vigor in its reasonable discretion may (but will not be bound to), upon giving notice to the Company, terminate the Underwriting Agreement with immediate effect.

Except for all reasonable costs, fees, charges and expenses which may be incurred in connection with the Open Offer, upon the giving of notice of termination, all obligations of Vigor under the Underwriting Agreement (dated 21st November, 2007) will cease and no party will have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement (dated 21st November, 2007). If Vigor exercises such right, the Open Offer will not proceed.

It should be noted that the shares in the Company have been dealt with on an ex-entitlement basis commencing from 10th January, 2008. It should be noted that dealings in such shares will take place while the conditions to the Underwriting Agreement (dated 21st November, 2007) is subject remain unfulfilled. Shareholders should note that such shares, up to the day on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be 11th February, 2008), will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any shareholder or other person contemplating selling or purchasing shares, who is in any doubt about his/her/its position, is recommended to consult his/her/its own professional adviser.

22nd January, 2008

CONTENTS

EXPECTED TIMETABLE

The expected timetable for the Open Offer is set out below:–

Record Date	Monday, 21st January, 2008
Date of the SGM	Monday, 21st January, 2008
Announcement of results of SGM	Tuesday, 22nd January, 2008
Despatch of the Prospectus Documents	Tuesday, 22nd January, 2008
Register of members re-opens	Tuesday, 22nd January, 2008
Latest time for acceptance of, and payment for, the Offer Shares	4:00 p.m. on Tuesday, 5th February, 2008
Open Offer expected to become unconditional on or before	4:00 p.m. on Monday, 11th February, 2008
Announcement of results of the Open Offer to be posted on the website of the Stock Exchange on or before	Thursday, 14th February, 2008
Certificates for fully-paid Offer Shares and Warrants expected to be despatched on or before	Monday, 18th February, 2008
Dealings in fully-paid Offer Shares and the Warrants commence on or before	Wednesday, 20th February, 2008

Dates stated in this Prospectus for events in the timetable are indicative only and may be extended or varied. Any changes to the expected timetable will be published in further announcements or notified to the Shareholders.

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF, AND PAYMENT FOR, THE OFFER SHARES

The latest time for acceptance of, and payment for, the Offer Shares will not take place if there is:–

(i) a tropical cyclone warning signal number 8 or above; or

(ii) a "black" rainstorm warning:–

- in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on 5th February, 2008. Instead the latest time for acceptance of, and payment for, the Offer Shares will be extended to 5:00 p.m. on the same business day; or

- in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on 5th February, 2008. Instead the latest time for acceptance of, and payment for the Offer Shares will be rescheduled to 4:00 p.m. on the following business day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of, and payment for, the Offer Shares does not take place on 5th February, 2008, the dates mentioned in the expected timetable above may be affected. A press announcement will be made by the Company in such event.

In this Prospectus, unless the context otherwise requires, the following expressions have the following meanings:–

"Announcement"	the announcement of the Company dated 30th November, 2007
"associate"	having the meaning ascribed to it under the Listing Rules
"Board"	Board of Directors
"Business Day"	a day (other than a Saturday and Sunday and days on which a tropical cyclone warning signal no.8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours
"Bye-laws"	bye-laws of the Company
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC
"Circular"	the circular of the Company dated 31st December, 2007 in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	COL Capital Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Delay Announcement"	the delay in despatch of circular announcement of the Company dated 21st December, 2007
"Directors"	the directors of the Company

"Excluded Shareholders"	the Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date and whose addresses as shown on such register are outside Hong Kong, where the Directors, after making enquiries, consider it necessary or expedient on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place not to offer the Offer Shares to such Shareholders
"Executive"	the executive director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	Shareholders other than Vigor and the parties acting in concert with it, and its associates and those persons who were interested in or involved in the Underwriting Agreement
"Irrevocable Undertakings"	the irrevocable undertakings dated 21st November, 2007 given by the Underwriter to take up 106,484,400 Offer Shares, its entitlement, representing approximately 38.56 per cent. of the issued share capital of the Company
"Latest Acceptance Time"	4:00 p.m. on 5th February, 2008 (or such other date as may be agreed by the Company and the Underwriter in writing and specified in the Prospectus Documents as the last day for acceptance of the Offer Shares)

"Latest Practicable Date"	17th January, 2008, being the latest practicable date prior to the printing of this Prospectus for the purpose of ascertaining certain information contained in this Prospectus
"Latest Time for Termination"	4:00 p.m. on the second business day immediately following the Latest Acceptance Time
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Offer Shares"	276,183,547 Shares of the Company to be allotted and issued at the Subscription Price under the Open Offer
"Open Offer"	the proposed offer of the Offer Shares, by way of an open offer, on the basis of one Offer Share for every existing Shares held by the Qualifying Shareholders as at the Record Date
"Posting Date"	22nd January, 2008 (or such other date as may be agreed by the Company and the Underwriter in writing), being the day on which the Prospectus Documents are posted to the Qualifying Shareholders and, for information only, the Excluded Shareholders
"PRC"	the People's Republic of China
"Prospectus"	this prospectus to be issued by the Company to the Qualifying Shareholders, containing details of, amongst other things, the Open Offer
"Prospectus Documents"	the Prospectus and the application form in relation to the Open Offer
"Qualifying Shareholders"	the Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date, other than the Excluded Shareholders

"Record Date"	21st January, 2008, being the date for the determination of entitlements of the Shareholders under the Open Offer
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Shareholders of the Company convened on 21st January, 2008, approving the Open Offer, the Warrant Issue, the Whitewash Wavier and the grant of specific mandate
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price for the Offer Shares, being HK$4.00 per Offer Share
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriter"	Vigor
"Underwriting Agreement"	the underwriting agreement dated 21st November, 2007 entered into between the Company and the Underwriter in relation to the Open Offer
"Vigor"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability, and the controlling shareholder of the Company. Vigor is a wholly-owned subsidiary of China Spirit Limited which in turn is wholly owned by Ms. Chong Sok Un. The directors of China Spirit Limited are Chong Sok Un and Fong Ting. The ultimate beneficial owner of Vigor being Ms. Chong Sok Un and its directors are Chong Sok Un and Wong Peng Chong.

"Warrants"	110,473,419 warrants to be issued by the Company in respect of the Offer Shares under the Warrant Issue
"Warrant Issue"	the issue of Two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders which will entitle the Warrant holder to subscribe for new Shares at an initial subscription price of HK$8.00 per Warrant
"Whitewash Waiver"	the waiver from the obligation of the Underwriter and parties acting in concert with it to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by the Underwriter or parties acting in concert with it under Rule 26 of the Takeovers Code, as a result of the transactions contemplated in the Underwriting Agreement and the Irrevocable Undertakings, pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

22nd January, 2008

To the Qualifying Shareholders and
for information only,
the Excluded Shareholders

Dear Sir or Madam,

PROPOSED OPEN OFFER OF 276,183,547 OFFER SHARES AT HK$4.00 PER OFFER SHARE TO QUALIFYING SHAREHOLDERS ON THE BASIS OF ONE OFFER SHARE FOR EVERY ONE SHARE HELD AS AT THE RECORD DATE

AND

PROPOSED ISSUE OF TWO WARRANTS FOR EVERY FIVE OFFER SHARES

INTRODUCTION

References are made to the Announcement of the Company dated 30th November, 2007, the Delay Announcement of the Company dated 21st December, 2007 and the Circular of the Company dated 31st December, 2007 in relation to the Open Offer, the Warrant Issue and the Whitewash Waiver.

It was announced on 30th November, 2007 that the Company proposed to raise not less than approximately HK$1,104.7 million, before expenses, by issuing 276,183,547 Offer Shares by way of the Open Offer, at the Subscription Price of HK$4.00 per Offer Share, on the basis of one Offer Share for every one Share held as at the Record Date. As at the date of the Circular, the issued share capital of the Company is 276,183,547 Shares.

The Company also proposed to issue two Warrants in registered form for every five Offer Shares successfully subscribed by the Qualifying Shareholders. Based on 276,183,547 Offer Shares to be issued pursuant to the Open Offer, the total number of Warrants to be issued will be 110,473,419 warrants, entitling the holders to subscribe for the same number of Shares.

An application has been made to the Executive by Vigor for the Whitewash Waiver, subject to the approval of the Independent Shareholders by way of poll at the SGM. At the SGM held on 21st January, 2008, the ordinary resolutions approving the Open Offer, the Warrant Issue and the Whitewash Waiver were duly passed by the Independent Shareholders. The resolutions in respect of the Open Offer, the Warrant Issue and the Whitewash Waiver were conducted by way of poll. Vigor and the parties acting in concert with it, and those persons who were interested in or involved in the Underwriting Agreement and the Whitewash Waiver had abstained from voting on the resolutions relating to the Open Offer, the Warrant Issue and the Whitewash Waiver.

The purpose of this Prospectus is to provide Shareholders with further information regarding the Open Offer, the Warrant Issue and the Whitewash Waiver, and certain financial and other information in respect of the Company.

PROPOSED OPEN OFFER

On 21st November, 2007, the Company entered into the Underwriting Agreement with the Underwriter in respect of the Open Offer and further details of the Open Offer are set out below:–

Issue statistics

Basis of the Open Offer:	One Offer Share for every one Share held by the Qualifying Shareholders as at the Record Date
Subscription Price:	HK$4.00 per Offer Share
Number of Shares in issue as at the Latest Practicable Date:	276,183,547 Shares

Number of Offer Shares to be issued:	276,183,547 Offer Shares
Number of Offer Shares undertaken to be taken up by Vigor in the capacity of a Shareholder:	106,484,400 Offer Shares
Number of Offer Shares fully underwritten by Vigor as the Underwriter:	169,699,147 Offer Shares

The Company had no outstanding convertible derivatives, options or warrants and conversion rights or other similar rights which are convertible or exchangeable into the Shares as at the Latest Practicable Date.

TERMS OF THE OPEN OFFER

Subscription Price for the Offer Shares

The Subscription Price of HK$4.00 per Offer Share is payable in full upon application is made for the Offer Shares.

The Subscription Price represents:–

(i) a discount of approximately 38.93 per cent. to the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the last trading day, i.e. 21st November, 2007 of the Shares immediately before the date of the Announcement;

(ii) a discount of approximately 40.83 per cent. to the average closing price of HK$6.76 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before the date of the Announcement;

(iii) a discount of approximately 40.61 per cent. to the average closing price of HK$6.735 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares immediately before the date of the Announcement;

(iv) a discount of approximately 52.83 per cent. to the net asset value of HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December, 2006; and

(v) a discount of approximately 24.17 per cent. to the theoretical ex-entitlement price of approximately HK$5.275 per Share based on the closing price per Share as quoted on the Stock Exchange on the last trading day i.e. 21st November, 2007 of the Shares immediately before the date of the Announcement.

Note: The theoretical ex-entitlement price is calculated based on the following formula:

$$\frac{(1 \times \text{closing price on 21st November, 2007}) + (1 \times \text{the Subscription Price})}{1 + 1}$$

(vi) no premium or discount to the closing price of HK$4.00 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

The Subscription Price was determined with reference to the prevailing market prices of the Shares. The Directors consider the Subscription Price and the terms of the Open Offer to be fair and reasonable and in the interests of the Shareholders taken as a whole.

Status of the Offer Shares

The Offer Shares, when allotted, issued and fully-paid, will rank pari passu with the Shares in issue in all respect. Holders of such Offer Shares will be entitled to receive full future dividends and distributions which are declared, made or paid on or after the date of allotment and issue of the fully paid Offer Shares. Dealings in fully-paid Offer Shares will be subject to the payment of stamp duty in Hong Kong.

Qualifying Shareholders

The Open Offer is only available to the Qualifying Shareholders. The Company will despatch (i) the Prospectus Documents to the Qualifying Shareholders; and (ii) this Prospectus, for information only, to the Excluded Shareholders. To qualify for the Open Offer, the Shareholders must be registered as a member of the Company as at the Record Date:

(i) be registered on the register of members of the Company; and

(ii) not being the Excluded Shareholders.

Closure of register of members

The register of members of the Company was closed from 14th January, 2008 to 21st January, 2008, both days inclusive, to determine the eligibility for the Open Offer. No transfer of the Shares has been registered during this period.

PROCEDURES FOR ACCEPTANCE

An application form is enclosed with this Prospectus which entitles the Qualifying Shareholders to accept the number of Offer Shares less than or equal to your assured allotment shown on it. Qualifying Shareholders should note that they may accept any number of Offer Shares but are assured of an allotment only up to the number set out in the application form. If the Qualifying Shareholders wish to accept the assured allotment of Offer Shares to which they are entitled as specified in the enclosed application form or wish to accept any number less than the assured entitlement, the Qualifying Shareholders must complete, sign and lodge the application form in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance of the number of Offer Shares provisionally allotted to the Qualifying Shareholders, with the registrar of the Company, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East Wanchai, Hong Kong by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 5th February, 2008. **All remittances must be made in Hong Kong dollars and cheques must be drawn on a bank account with, or cashier's orders must be issued by, a licensed bank in Hong Kong and made payable to "COL Capital Limited – Open Offer Account" and crossed "Account Payee Only".**

It should be noted that unless the application form, together with the appropriate remittance, have been lodged with the registrar of the Company by not later than 4:00 p.m. on Tuesday, 5th February, 2008, that assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

The application form contains full information regarding the procedures to be followed if the Qualifying Shareholders wish to apply for a number of Shares different from that in your assured allotment.

All cheques or cashier's orders will be presented for payment following receipt and any interest earned on such monies (if any) will be retained for the benefit of the Company. Any application form in respect of which a cheque or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event the assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

The application form is for use only by the person(s) named therein and is not transferable.

No receipt will be issued in respect of any acceptance monies received.

No Application for excess Offer Shares

No Qualifying Shareholders will be entitled to apply for any of the Offer Shares which are in excess of their entitlements.

Pursuant to the Underwriting Agreement, Vigor has to take up the unsubscribed Offer Shares whilst other Shareholders cannot further participate in the Open Offer in excess of their entitlements. Given the terms of the Open Offer are structured with an intention to encourage the Qualifying Shareholders to take up their respective assured allotment of the Offer Shares (as the Subscription Price is set at a discount to the prevailing market price of the Shares which provides reasonable attractiveness to the Qualifying Shareholders), the Directors believe that a majority of the Qualifying Shareholders will apply and pay for their respective assured allotment of the Offer Shares with the Warrants. Therefore, the Offer Shares with the Warrants available for the excess application arrangement are expected to be minimal and the absence of an excess application arrangement may not be considered material to the Qualifying Shareholders. The Directors believe that the absence of the arrangement for the excess application is fair and reasonable and in the interest of the Independent Shareholders. There are no outstanding dividends or other distributions which has been declared.

Certificates for Offer Shares

Subject to the fulfillment (or waiver) of the conditions of the Open Offer set out in the section headed "Conditions of the Open Offer" below, certificates for all Offer Shares are expected to be posted on or before 18th February, 2008 to those who have applied and paid for the Offer Shares, at their own risk.

Application for Listing

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares. Dealings in the Offer Shares will be subject to the payment of stamp duty in Hong Kong.

Subject to the granting of listing of, and permission to deal in, the Offer Shares on the Stock Exchange, the Offer Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Fractions of Offer Shares

The Company will not issue fractions of Offer Shares. All fractions of Offer Shares will be aggregated and sold for the benefit of the Company.

Rights of the Excluded Shareholders

The Prospectus Documents have not been registered and/or filed under the applicable securities legislation of any jurisdictions other than Hong Kong and Bermuda.

Having reviewed the register of members as at the Latest Practicable Date, the Company noted that 9 Shareholders maintained addresses located in the United Kingdom, Switzerland, Malaysia, Singapore, Germany, Koeln, Spain and Thailand. The Company has made enquiries with its legal advisers regarding the feasibility of extending the Open Offer to the overseas Shareholders, and based on which the Directors have determined that (i) it is expedient for the Open Offer to be offered to the overseas Shareholders in the United Kingdom, Malaysia, Switzerland, Singapore and Thailand, and (ii) it is inexpedient for the Revised Open Offer to be offered to the overseas Shareholders in Germany, Koeln and Spain. Accordingly, the Open Offer will not be extended to the overseas Shareholders with registered addresses in Germany, Koeln and Spain and will be extended to overseas Shareholders with registered addresses in the United Kingdom, Malaysia, Switzerland, Singapore and Thailand.

The Company will send the Prospectus Documents to the Qualifying Shareholders, and, this Prospectus to the Excluded Shareholders for information only but no application forms will be sent to them.

Taxation

Qualifying Shareholders are recommended to consult their professional adviser if they are in any doubt as to the taxation implications of any subscription, holding, disposal of or dealings in the Offer Shares. It is emphasised that none of the Company, the Directors or any other parties involved in the Open Offer accepts responsibility for any tax effects or liabilities of the Qualifying Shareholders resulting from the subscription, holding, disposal of or dealings in the Offer Shares.

UNDERWRITING ARRANGEMENTS

Underwriting Agreement

Date:	21st November, 2007
Underwriter:	Vigor
Number of Offer Shares underwritten:	169,699,147 Offer Shares out of a total of 276,183,547 Offer Shares, being Offer Shares other than the 106,484,400 Offer Shares to be subscribed by Vigor pursuant to the Irrevocable Undertakings
Commission:	no underwriting commission will be received by Vigor

Irrevocable Undertakings

As at the Latest Practicable Date, Vigor is directly or indirectly interested in 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company. Vigor is indirectly wholly-owned by Ms. Chong Sok Un, who is a director of Vigor and also the chairman of the Company. Pursuant to the Irrevocable Undertakings, Vigor has irrevocably undertaken to take up all its entitlements under the Open Offer, being 106,484,400 Offer Shares.

Underwriting Agreement

Pursuant to the Underwriting Agreement, Vigor has conditionally agreed to underwrite the balance of the Offer Shares not subscribed by the Shareholders on a fully underwritten basis, upon the terms and subject to the conditions of the Underwriting Agreement.

Termination of the Underwriting Agreement

Vigor shall have the absolute right, after reasonable consultation with the Company as the underwriter of the Open Offer in its sole and absolute discretion sees fit, by giving notice to the Company, if there develops, occurs or comes into force at any time at or before the Latest Time for Termination:–

(i) any breach, considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer, of any of the warranties or any of other provisions of the Underwriting Agreement; or

(ii) any matter which, had it arisen immediately before the date of the Prospectus and not having been disclosed in the Prospectus, would have constituted an omission considered by Vigor in its absolute discretion to be material in the overall context of the Open Offer; or

(iii) any statement contained in the Prospectus, considered by Vigor in its absolute discretion to be material, is discovered to be or becomes untrue, incorrect or misleading in any respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the Underwriting Agreement; or

(v) any adverse change in the business or the financial or trading position of any member of the Group considered by Vigor in its absolute discretion to be material; or

(vi) any event or series of events, matter or circumstance concerning, relating to or resulting in:–

    (a) any change in local, national, international, financial, political, economic, military, industrial, fiscal, regulatory or stock market conditions or sentiments in Hong Kong or any other relevant jurisdiction; or

    (b) the introduction of any new law or any material change in existing laws, rules or regulations, or any material change in the interpretation or application of such laws, rules or regulations by any court or other competent authority in Hong Kong or any other relevant jurisdiction; or

(c) any event of force majeure affecting Hong Kong or any other relevant jurisdiction (including, without limitation, any act of God, fire, flood, explosion, war, strike, lock-out, civil commotion, interruption, riot, public disorder, act of government, economic sanction, epidemic, terrorism or escalation of hostilities involving Hong Kong or any other relevant jurisdiction); or

(d) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

(e) any prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong or any other relevant jurisdiction or affecting an investment in the Shares or the transfer or dividend payment in respect of the Shares; or

(f) the imposition of any economic sanction, in whatever form, directly or indirectly, by or for the United States of America or by the European Union (or any of its members) on the People's Republic of China; or

(g) any change in the system under which the value of Hong Kong dollars is pegged to that of the currency of the United States of America, considered by Vigor in its absolute discretion to be material; or

(h) any change in the exchange rate between the United States dollars and Renminbi (the lawful currency of the People's Republic of China), or between Hong Kong dollars and Renminbi, considered by Vigor in its absolute discretion to be material; or

(i) any litigation or claim of material importance being threatened or instigated against any member of the Group; or

(j) any change in market conditions in Hong Kong (including without limitation suspension or material restriction or trading in securities);

which, in the sole and absolute opinion of Vigor:–

(1) is or will be, or is likely to be, materially adverse to the business, financial or other condition or prospects of the Group taken as a whole; or

(2) has, or will have, or could be expected to have, a material adverse effect on the success of the Open Offer; or

(3) makes it inadvisable, inexpedient or impractical to proceed with the Open Offer.

then and in any such case, Vigor in its reasonable discretion may (but will not be bound to), upon giving notice to the Company, terminate the Underwriting Agreement with immediate effect.

Except for all reasonable costs, fees, charges and expenses which may be incurred in connection with the Open Offer, upon the giving of notice of termination, all obligations of Vigor under the Underwriting Agreement will cease and no party will have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If Vigor exercises such right, the Open Offer will not proceed.

Conditions of the Underwriting Agreement

A number of conditions to which the Underwriting Agreement is subject to had been fulfilled, prior to the despatch of this Prospectus (for details of all the conditions to which the Underwriting Agreement is subject, please refer to the Circular).

The Underwriting Agreement remains subject to the compliance by the Company with its obligations at or before the Latest Acceptance Time.

In the event that any of the above conditions has not been fulfilled (or waived by Vigor) on the respective dates mentioned in the Underwriting Agreement (or such other date as Vigor may agree with the Company), the Open Offer will lapse and will not proceed.

CONDITIONS OF THE OPEN OFFER

The Open Offer is conditional upon, amongst other things, the obligations of Vigor under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated by either Vigor or the Company in accordance with the terms and conditions as referred to under the sub-section headed "Termination of the Underwriting Agreement" of the section headed "Underwriting Arrangements" above.

If the Underwriting Agreement does not become unconditional or is terminated, the Open Offer will not proceed. Shareholders and prospective investors of the Company are reminded to exercise extreme caution when dealing in the Shares.

THE WARRANT ISSUE

The Company also proposes to issue two Warrants for every five Offer Shares successfully subscribed by the Qualifying Shareholders. The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant.

Terms of the Warrants

Term:	three years from the date of issue
Denomination:	in the denomination of HK$8.00 each
Conversion right:	right for holders of the Warrants to convert all or any of their Warrants at any time during the conversion period into Shares (all fractions of Warrants will not be issued but will be aggregated and sold for the benefit of the Company)
Conversion period:	commencing on 20th February, 2008 and ending on 19th February, 2011
Initial conversion price:	HK$8.00 per Share
Transferability:	freely transferable
Trading board lot size:	4,000 units
Expected date of commence dealing:	20th February, 2008

Application for listing of, and permission to deal in, the Warrants and the Shares which fall to be issued upon exercise of the Warrants will be made to the Stock Exchange. The trading board lot of Warrants is 4,000 units.

The Company has no other warrants in issue as at the Latest Practicable Date.

Subject to the granting of listing of, and permission to deal in, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Based on 276,183,547 Offer Shares to be issued pursuant to the Open Offer, the total number of Warrants to be issued will be 110,473,419 warrants, entitling the holders to subscribe for the same number of the Shares, representing approximately 20 per cent. of the issued share capital of the Company at the time when the Warrants are issued and upon completion of the Open Offer.

The Directors confirm that the Company will ensure that there will be a minimum of 300 holders of the Warrants at the time the dealings of the Warrants commence on the Stock Exchange (i.e. 20th February, 2008) in accordance with the Listing Rules.

Subscription Price of Warrants

The Warrants will entitle their holders to subscribe for the new Shares at an initial subscription price of HK$8.00 per Share (subject to adjustment) upon exercise of one Warrant. The subscription price of HK$8.00 represents:–

(i) a premium of approximately 22.14 per cent. over the closing price of HK$6.55 per Share as quoted on the Stock Exchange on the last trading day, i.e. 21st November, 2007, of the Shares immediately before the date of the Announcement;

(ii) a premium of approximately 18.34 per cent. over the average closing price of HK$6.76 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before the date of the Announcement;

(iii) a premium of approximately 18.78 per cent. over the average closing price of HK$6.735 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares immediately before the date of the Announcement;

(iv) a discount of approximately 5.66 per cent. to the net asset value of HK$8.48 per Share as stated in the audited consolidated accounts of the Company for the year ended 31st December, 2006; and

(v) a premium of approximately 100 per cent. to the closing price of HK$4.00 per share as quoted on the Stock Exchange on the Latest Practicable Date.

The subscription price was determined with reference to the prevailing market prices of the Shares. The Directors consider the subscription price and the terms of the Warrants to be fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Certificates for Warrants

Subject to the fulfillment (or waiver) of the conditions of the Open Offer set out in the section headed "Conditions of the Open Offer" above, certificates for the Warrants are expected to be posted on or before 18th February, 2008 to those who have applied and paid for the Offer Shares, at their own risk.

The Warrant Issue is conditional upon completion of the Open Offer.

REASONS OF THE OPEN OFFER AND THE USE OF PROCEEDS

The Directors consider that the Open Offer provides a good opportunity for the Group to raise funds to strengthen its capital base and improve its financial position.

Upon the completion of the Open Offer, the estimated proceeds from the Open Offer will be approximately HK$1,104.7 million (before expenses). Other expenses mainly include legal fees to P.C. Woo & Co, accountants fees to Deloitte Touche Tohmatsu and printing expenses to A.Plus Financial Press Limited and the total amount for such expenses will be approximately HK$3 million. The estimated net proceeds from the Open Offer of approximately HK$1,101.7 million are intended to be applied by the Company for repayment of borrowings and for investment or to be entirely used for investment when opportunity arises. Currently, the Company has no investment project in contemplation.

The estimated expenses of the Open Offer of about HK$3 million will be borne by the Company.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES

Pursuant to the expected timetable, the Shares have been dealt with on an ex-entitlement basis from 10th January, 2008. If Vigor terminates the Underwriting Agreement, or any of the conditions of the Underwriting Agreement is not fulfilled (or waived by Vigor), the Open Offer will not proceed. Any person dealing in the Shares on an ex-entitlement basis will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Open Offer may not proceed.

Any Shareholder or other person contemplating selling or purchasing the Shares from now up to the day on which the Underwriting Agreement becomes unconditional, who is in any doubt about his/her position, is recommended to consult his/her own professional advisers.

Shareholders and prospective investors are reminded to exercise extreme caution when dealing in the Shares.

CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the changes in the shareholding structure of the Company arising from the Open Offer and the Warrant Issue:–

	As at the date of this Prospectus		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements		Immediately following completion of the Open Offer assuming all the Shareholders take up all their entitlements and the Warrants exercised in full		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements		Immediately following completion of the Open Offer assuming none of the Qualifying Shareholders take up their entitlements and the Warrants exercised in full	
	Number of the Shares	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*	*Number of the Shares*	*Share-holding (%)*
Vigor and the parties acting in concert with it	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
Public Shareholders	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
Total	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

Following the completion of the Open Offer and assuming the Warrant Issue are exercised in full, Vigor will continue to be the controlling shareholder of the Company if none of the Qualifying Shareholders is willing to take up his or her or its entitlements of such number of Offer Shares. As such, Vigor will own approximately as to 69.28 per cent. of the issued share capital of the Company as enlarged by the completion of the Open Offer and 74.40 per cent. of the issued share capital of the Company as enlarged by the completion of the Open Offer Issue and full exercise of the Warrants.

It is the intention of the Company to maintain the listing of the Shares on the Stock Exchange after the completion of the Open Offer and the Warrant Issue. Accordingly, the Company undertakes that it will take such appropriate steps as may be necessary or required to maintain or restore the minimum public float for the Shares at all times upon completion of the Open Offer and the Warrant Issue.

DEALINGS IN SHARES OF THE COMPANY DURING THE PAST SIX MONTHS PRIOR TO THE DATE OF THE ANNOUNCEMENT

During the period commencing on the date falling 6 months preceding the date of the Announcement up to and including the Latest Practicable Date, the Company repurchased a total of 2,776,000 of its own shares through on-market transactions on the Stock Exchange at a total purchase price of HK$16,500,170, the latest of which happened on 8th August, 2007 where 36,000 Shares were purchased by the Company at an aggregate consideration of HK$237,670. These share repurchases have been reported to the Stock Exchange. The shares repurchased have been cancelled and the issued share capital of the Company was reduced by the nominal value thereof.

The repurchases of the Company's shares during the past six months were effected by the Company, pursuant to the general mandate approved by shareholders of the Company, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

A ruling dated 4th December, 2007 has been granted by the Executive that the repurchases of the Company's shares were not disqualifying transactions for the purpose of section 3(a) of Schedule VI of the Takeovers Code.

Save as disclosed above, none of Vigor or parties acting in concert with it had dealt for value in the securities during the period commencing on the date falling 6 months preceding the date of the Announcement up to and including the Latest Practicable Date.

WHITEWASH WAIVER

As at the Latest Practicable Date, Vigor is interested in a total of 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company.

In the event that no Qualifying Shareholder (other than Vigor) takes up any Offer Shares under the Open Offer and assuming no Warrants are exercised on or before the Record Date, Vigor have agreed to take up 169,699,147 Offer Shares that are not subscribed for under the Open Offer pursuant to the Underwriting Agreement. Accordingly, the underwriting commitment of the Offer Shares under the Open Offer by Vigor may result in the aggregate shareholding in the Company of Vigor and the parties acting in concert with it being increased from 38.56 per cent. of the existing issued share capital of the Company to 69.28 per cent of the issued share capital of the Company as enlarged by the issue of Offer Shares and will trigger an obligation for Vigor and the parties acting in concert with it to make a mandatory offer under Rule 26 of the Takeovers Code for all the Shares issued by the Company not already held by it and the parties acting in concert with it. Save for the obligation arising from the underwriting of the Offer Shares under the Open Offer by Vigor, there is no other arrangement (whether by way of option, indemnity or otherwise) between the Company and Vigor in relation to the Shares or shares of Vigor and which might be material to the Open Offer and the Whitewash Waiver.

Upon Completion, Vigor and the parties acting in concert with it will have the possibility of holding more than 50% of the enlarged issued share capital of the Company if the Shareholders do not take up their assured entitlements. Accordingly, the Underwriter and the parties acting in concert with it may increase their holding in the Company without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

An application has been made to the Executive by Vigor for the Whitewash Waiver subject to the Whitewash Waiver being approved by the Independent Shareholders by way of poll at the SGM.

INFORMATION ON AND INTENTION OF VIGOR

Vigor, a company entirely and indirectly owned by Ms. Chong Sok Un who is a director of Vigor and also the chairman of the Company, being interested in 106,484,400 Shares, representing approximately 38.56 per cent. of the issued share capital of the Company as at Latest Practicable Date.

It is the intention of Vigor that the Group will continue its current business and the Underwriter has no intention to make any major changes to its business including any redeployment of the fixed assets of the Company. It is the intention of Vigor to continue the employment of the employee of the Group.

PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 70 of the Bye-laws of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

ADDITIONAL INFORMATION

The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

Your attention is also drawn to the additional information set out in the Appendices to this Prospectus.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

1. SUMMARY OF FINANCIAL INFORMATION

Set out below is a summary of the audited consolidated income statements and consolidated balance sheets of the Group for the last three years ended 31st December, 2006, as extracted from the relevant published annual reports of the Company for the last three years ended 31st December, 2006. Due to the adoption of new Hong Kong Financial Reporting Standards in 2005, certain financial information has been restated to conform with new accounting policies adopted by the Group in 2004.

The auditors' reports from Deloitte Touche Tohmatsu in respect of the Group's audited consolidated financial statements for each of the three years ended 31st December, 2004, 2005 and 2006 did not contain any qualifications. There were no other exceptional items or extraordinary items of the Group during each of the three years ended 31st December, 2004, 2005 and 2006.

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,229,840	223,086	847,491
Sales of mobile phones	67,098	66,309	237,205
Rental income	3,801	2,723	2,444
	70,899	69,032	239,649
Cost of sales	(65,493)	(62,541)	(203,533)
Gross profit	5,406	6,491	36,116
Dividend income from listed investments	17,717	11,706	10,927
Interest income from loan receivables	9,071	11,693	11,874
Commission income	–	–	3,854
Net gain on investments	801,269	79,562	173,396
Other income	22,445	14,950	13,158
Distribution costs	(4,655)	(6,060)	(11,702)
Administrative expenses	(64,307)	(27,705)	(40,389)
Other expenses	(988)	(136)	(547)
Finance costs	(10,897)	(1,571)	(530)
Gain on disposal of an associate	1,740	–	–
Gain on disposal of a subsidiary	–	3,544	–
Fair value changes on investment properties	6,856	11,360	5,540
Revaluation surplus on buildings	387	773	1,704
Profit before taxation	784,044	104,607	203,401
Tax charge	(11,527)	(99)	(127)
Profit for the year	772,517	104,508	203,274

	For the year ended 31 December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Attributable to:			
Equity holders of the Company	772,468	104,511	203,274
Minority interests	49	(3)	–
	772,517	104,508	203,274
Dividends			
– Dividends paid	14,280	15,060	17,876
– Dividends proposed	11,280	11,879	12,070
Earnings per share			
– Basic	HK$2.67	HK$0.35	HK$0.58
Dividends per share	5.0 cents	5.0 cents	5.0 cents

CONSOLIDATED BALANCE SHEET

	At 31 December		
	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000* (Restated)
Non-current assets			
Investment properties	81,589	136,526	44,640
Property, plant and equipment	4,712	51,825	3,884
Prepaid lease payments	2,424	2,483	2,542
Investment in an associate	–	–	–
Investment in securities	–	–	313,919
Available-for-sale investments	557,375	171,633	–
Loan notes	50,476	86,805	–
Convertible bonds	6,626	–	–
Other non-current assets	–	–	528
	703,202	449,272	365,513
Current assets			
Inventories held for sale-finished goods	1,471	1,495	9,626
Investments in securities	–	–	709,854
Investments held for trading	1,690,510	886,464	–
Amount due from a minority shareholder	–	4,805	–
Debtors, deposits and prepayments	33,708	12,501	28,405
Loan receivables	123,598	74,429	103,018
Tax recoverable	3,543	–	–
Pledged bank deposits	–	10,526	15,182
Bank balances and cash	58,007	16,819	32,265
	1,910,837	1,007,039	898,350
Assets classified as held for sale	134,419	–	–
	2,045,256	1,007,039	898,350
Current liabilities			
Creditors and accrued charges	55,480	41,176	32,383
Customers' deposits and receipts in advance	31,283	2,713	3,513
Other borrowings	170,100	100,986	–
Taxation payable	15,657	4,315	4,315
	272,520	149,190	40,211
Liabilities associated with assets classified as held for sale	60,044	–	–
	332,564	149,190	40,211
Net current assets	1,712,692	857,849	858,139
	2,415,894	1,307,121	1,223,652

	At 31 December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
			(Restated)
Capital and reserves			
Share capital	2,829	2,975	3,018
Reserves	2,396,218	1,281,957	1,220,634
Equity attributable to equity holders of the Company	2,399,047	1,284,932	1,223,652
Minority interests	16,847	16,798	–
Total equity	2,415,894	1,301,730	1,223,652
Non-current liability			
Deferred tax liability	–	5,391	–
	2,415,894	1,307,121	1,223,652

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31ST DECEMBER, 2006

The following is the audited financial statements and notes to the financial statements of the Group for the year ended 31st December, 2006 extracted from the annual report 2006 of the Company:

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	6	1,229,840	223,086
Sales of mobile phones		67,098	66,309
Rental income		3,801	2,723
		70,899	69,032
Cost of sales		(65,493)	(62,541)
Gross profit		5,406	6,491
Dividend income from listed investments		17,717	11,706
Interest income from loan receivables		9,071	11,693
Net gain on investments	8	801,269	79,562
Other income	9	22,445	14,950
Distribution costs		(4,655)	(6,060)
Administrative expenses		(64,307)	(27,705)
Other expenses		(988)	(136)
Finance costs	10	(10,897)	(1,571)
Gain on disposal of an associate		1,740	–
Gain on disposal of a subsidiary	40	–	3,544
Fair value changes on investment properties		6,856	11,360
Revaluation surplus on buildings		387	773
Profit before taxation		784,044	104,607
Tax charge	12	(11,527)	(99)
Profit for the year	13	772,517	104,508
Attributable to:			
Equity holders of the Company		772,468	104,511
Minority interests		49	(3)
		772,517	104,508
Dividends	14		
– Dividends paid		14,280	15,060
– Dividends proposed		11,280	11,879
Earnings per share	15		
– Basic		HK$2.67	HK$0.35

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Investment properties	16	81,589	136,526
Property, plant and equipment	17	4,712	51,825
Prepaid lease payments	18	2,424	2,483
Investment in an associate		–	–
Available-for-sale investments	19	557,375	171,633
Loan notes	20	50,476	86,805
Convertible bonds	21	6,626	–
		703,202	449,272
Current assets			
Inventories held for sale-finished goods		1,471	1,495
Investments held for trading	22	1,690,510	886,464
Amount due from a minority shareholder	23	–	4,805
Debtors, deposits and prepayments	24	33,708	12,501
Loan receivables	25	123,598	74,429
Tax recoverable		3,543	–
Pledged bank deposits	26	–	10,526
Bank balances and cash	26	58,007	16,819
		1,910,837	1,007,039
Assets classified as held for sale	27	134,419	–
		2,045,256	1,007,039

	Notes	2006 HK$'000	2005 HK$'000
Current liabilities			
Creditors and accrued charges	28	55,480	41,176
Customers' deposits and receipts in advance		31,283	2,713
Other borrowings	29	170,100	100,986
Taxation payable		15,657	4,315
		272,520	149,190
Liabilities associated with assets classified as held for sale	27	60,044	–
		332,564	149,190
Net current assets		1,712,692	857,849
		2,415,894	1,307,121
Capital and reserves			
Share capital	30	2,829	2,975
Reserves		2,396,218	1,281,957
Equity attributable to equity holders of the Company		2,399,047	1,284,932
Minority interests		16,847	16,798
Total equity		2,415,894	1,301,730
Non-current liability			
Deferred tax liability	31	–	5,391
		2,415,894	1,307,121

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Building revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,261
Fair value changes on available-for-sale investments	-	-	-	(3,684)	-	-	-	(3,684)	-	(3,684)
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	472	-	472	-	472
Net (expenses) income recognised directly in equity	-	-	-	(3,684)	-	472	-	(3,212)	-	(3,212)
Profit for the year	-	-	-	-	-	-	104,511	104,511	(3)	104,508
Total recognised income and (expense) for the year	-	-	-	(3,684)	-	472	104,511	101,299	(3)	101,296
Arising from acquisition of a subsidiary *(note 39)*	-	-	-	-	-	-	-	-	11,996	11,996
Capital contribution from a minority shareholder	-	-	-	-	-	-	-	-	4,805	4,805
Dividends paid	-	-	-	-	-	-	(15,060)	(15,060)	-	(15,060)
Repurchase of shares	(43)	(5,525)	-	-	43	-	(43)	(5,568)	-	(5,568)
At 31 December 2005	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	427,864	-	-	-	427,864	-	427,864
Surplus on revaluation of buildings	-	-	210	-	-	-	-	210	-	210
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	499	-	499	-	499
Net income recognised directly in equity	-	-	210	427,864	-	499	-	428,573	-	428,573
Transfer to profit or loss on disposal of available-for-sale investments	-	-	-	(26,268)	-	-	-	(26,268)	-	(26,268)
Profit for the year	-	-	-	-	-	-	772,468	772,468	49	772,517
Total recognised income for the year	-	-	210	401,596	-	499	772,468	1,174,773	49	1,174,822
Dividends paid	-	-	-	-	-	-	(14,280)	(14,280)	-	(14,280)
Repurchase of shares *(note 30)*	(146)	(46,232)	-	-	146	-	(146)	(46,378)	-	(46,378)
At 31 December 2006	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Notes	**2006** *HK$'000*	**2005** *HK$'000*
OPERATING ACTIVITIES			
Profit before taxation		784,044	104,607
Adjustments for:			
Interest income		(11,013)	(14,837)
Depreciation of property, plant and equipment		389	617
Write-down of inventories		1,070	92
Interest expense		10,897	1,571
Amortisation of prepaid lease payments		59	59
Gain on disposal of an associate		(1,740)	–
Net realised gain on derivatives		(1,594)	(1,464)
Realisation gain on disposal of available-for-sale investments		(26,268)	–
Changes in fair value of investments held for trading		(439,498)	(61,506)
Discount on early redemption of loan notes		3,962	1,000
Fair value changes on investment properties		(6,856)	(11,360)
Revaluation surplus on buildings		(387)	(773)
Gain on disposal of a subsidiary		–	(3,544)
Operating cash flow before movements in working capital		313,065	14,462
(Increase) decrease in inventories		(1,046)	8,039
Increase in investments held for trading		(362,954)	(122,997)
(Increase) decrease in debtors, deposits and prepayments		(21,822)	16,404
(Increase) decrease in loan receivables		(49,169)	1,078
Increase (decrease) in creditors and accrued charges		38,920	(42,876)
Increase (decrease) in customers' deposits and receipts in advance		58,597	(800)
Cash used in operating activities		(24,409)	(126,690)
Interest paid		(10,897)	(1,571)
Tax paid		(3,718)	(100)
NET CASH USED IN OPERATING ACTIVITIES		(39,024)	(128,361)

	Notes	2006 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of available-for-sale investment		42,122	–
Net proceeds from redemption of loan notes		39,503	59,000
Decrease in pledged bank deposits		10,526	4,656
Interest received		3,877	4,888
Proceeds on disposal of an associate		1,740	–
Purchases of investment property		(19,114)	–
Purchases of convertible bond		(6,626)	–
Purchases of property, plant and equipment		(101)	(88)
Proceeds from disposal of an investment property		–	100
Purchases of available-for-sale investments		–	(7,760)
Acquisition of a subsidiary	*39*	–	(30,971)
Disposal of a subsidiary	*40*	–	3,544
NET CASH FROM INVESTING ACTIVITIES		71,927	33,369
FINANCING ACTIVITIES			
New borrowings raised		1,451,630	151,048
Repayments of borrowings		(1,382,516)	(50,062)
Repurchase of shares		(46,378)	(5,568)
Dividends paid		(14,280)	(15,060)
NET CASH FROM FINANCING ACTIVITIES		8,456	80,358
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		41,359	(14,634)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES		(171)	(812)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		16,819	32,265
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		58,007	16,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

1. General

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed on page 2 of the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 41.

2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRS")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these new standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HKFRS 8	Operating segments [2]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [3]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [4]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [5]
HK(IFRIC) – INT 10	Interim financial reporting and impairment [6]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions [7]
HK(IFRIC) – INT 12	Service concession arrangements [8]

1 *Effective for accounting periods beginning on or after 1 January 2007.*

2 *Effective for accounting periods beginning on or after 1 January 2009.*

3 *Effective for accounting periods beginning on or after 1 March 2006.*

4 *Effective for accounting periods beginning on or after 1 May 2006.*

5 *Effective for accounting periods beginning on or after 1 June 2006.*

6 *Effective for accounting periods beginning on or after 1 November 2006.*

7 *Effective for accounting periods beginning on or after 1 March 2007.*

8 *Effective for accounting periods beginning on or after 1 January 2008.*

3. Significant accounting policies

The consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and securities trading and investment in the normal course of business, net of discounts and sales related taxes.

Trading of securities is recognised on trade date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of buildings is credited to the building revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the building revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred directly to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment in an associate

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of an associate are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investment in an associate is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or excess its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Prepaid lease payments

Prepaid lease payments of land under operating lease are charged to the consolidated income statement on a straight-line basis over the lease terms.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise investments held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including loan notes, convertible bonds, amount due from a minority shareholder, debtors, loan receivables, pledged bank deposits and bank balances are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as loans and receivables and financial assets at fair value through profit or loss. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including creditors, customers' deposits and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the impairment loss is treated as a revaluation decrease under that HKFRS.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that HKFRS.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. Key sources of estimation uncertainty

In the process of applying the Group's accounting policies, which are described in note 3 above, management has made various estimates based on past experience, expectations of the future and other information. The key source of estimation uncertainty that can significantly affect the amounts recognised in the consolidated financial statements in the next year are set out below.

Income taxes

As at 31 December 2006, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses of approximately HK$1,235 million. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future profits generated are more than expected, further recognition of deferred tax asset in relation to unutilised tax losses may arise, which would be recognised in the consolidated income statement for the period in which such a recognition takes place.

5. Financial instruments

The Group's major financial instruments include equity investments, loan notes, convertible bonds, loan receivables, debtors, creditors, customers' deposits, other borrowings and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group is engaged in securities trading and investments which are denominated in foreign currencies and is therefore exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy.

However, the Group's management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises. The management would seek financial consultant to advise on the investment portfolio held by the Group, if necessary.

(ii) Price risk

The Group's available-for-sale investments and investments held for trading are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity price risk. The Group's investment committee manages this exposure by maintaining a portfolio of investments with different risk profiles.

(iii) Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed rate loan notes, fixed rate convertible bonds and fixed rate loan receivables. The Group's cash flow interest rate risk relates to its variable rate loan receivables and other borrowings.

The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

Credit risk

The Group's credit risk are primarily attributable to trade debtors, loan notes, convertible bonds, loan receivables, bank balances in financial instruments.

The Group's maximum exposure to credit risk which will cause a financial loss to the Group in the event of the counterparties failure to perform their obligations as at 31 December 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's bank balances are deposited with banks of high credit ratings in Hong Kong.

The Group has significant concentration of credit risk on loan notes, convertible bonds and loan receivables as the credit risk on loan rates, convertible bonds and loan receivables are mainly attributable from certain limited counterparties, other than the aforesaid, there is no significant concentration of credit risk in trade debtors as the exposure spread over a number of counter-parties and customers.

In order to minimise credit risk, management has delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, management reviews the recoverable amount of each individual trade debt, loan notes, convertible bonds, and loan receivables regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the Group's credit risk is significant reduced.

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid and ask prices; the fair values of the unit trusts have been determined by reference to the published price quotations; the fair values of the club debentures have been determined by reference to the recent transaction prices of similar club debentures;

- the fair values of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using the relevant prevailing market rates; and

- the fair values of derivative instruments are calculated using quoted prices from independent financial institutions. Where such prices are not available, the fair value of a non-option derivative is estimated using discounted cash flow analysis and the applicable yield curve. For an option derivative, the fair value is estimated using option pricing model (for example, the binomial model).

The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair value.

6. Turnover

	2006	2005
	HK$'000	*HK$'000*
Sales of mobile phones	67,098	66,309
Proceeds from sales of investments held for trading	1,132,153	130,655
Dividend income from listed investments	17,717	11,706
Interest income from loan receivables	9,071	11,693
Rental income	3,801	2,723
	1,229,840	223,086

7. Business and geographical information

Business segments

The Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2006

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	67,098	1,149,870	9,071	3,801	1,229,840
Segment result	(4,856)	835,379	8,832	9,081	848,436
Gain on disposal of an associate					1,740
Revaluation surplus on buildings					387
Unallocated other income					2,470
Unallocated corporate expenses					(58,092)
Finance costs					(10,897)
Profit before taxation					784,044
Tax charge					(11,527)
Profit for the year					772,517

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet					
Assets					
Segment assets	10,232	2,332,833	127,585	88,529	2,559,179
Assets classified as held for sale	–	–	–	134,419	134,419
Unallocated corporate assets					54,860
Consolidated total assets					2,748,458
Liabilities					
Segment liabilities	5,083	215,280	2,658	11,138	234,159
Liabilities associated with assets classified as held for sale	–	–	–	60,044	60,044
Unallocated corporate liabilities					38,361
Consolidated total liabilities					332,564

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information						
Capital expenditure	89	–	–	19,114	12	19,215
Depreciation	92	–	–	141	156	389
Write-down of inventories	1,070	–	–	–	–	1,070

For the year ended 31 December 2005

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	66,309	142,361	11,693	2,723	223,086
Segment result	(2,086)	104,524	11,528	12,166	126,132
Gain on disposal of a subsidiary					3,544
Revaluation surplus on buildings					773
Unallocated other income					853
Unallocated corporate expenses					(25,124)
Finance costs					(1,571)
Profit before taxation					104,607
Tax charge					(99)
Profit for the year					104,508

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet					
Assets					
Segment assets	5,965	1,150,463	75,034	195,760	1,427,222
Unallocated corporate assets					29,089
Consolidated total assets					1,456,311
Liabilities					
Segment liabilities	3,789	101,834	1,550	35,518	142,691
Unallocated corporate liabilities					11,890
Consolidated total liabilities					154,581

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information						
Capital expenditure	56	–	–	17	15	88
Depreciation	281	–	–	112	224	617
Write-down of inventories	92	–	–	–	–	92
Acquisition of a subsidiary in relation to investment property and construction in progress	–	–	–	127,039	–	127,039

Geographical segments

The Group's operations are located in Hong Kong and the Mainland China ("China").

The Group's distribution of mobile phone, securities trading and investments, and financial services are carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market	
	2006	**2005**
	HK$'000	*HK$'000*
Hong Kong	1,227,902	221,932
China	1,938	1,154
	1,229,840	223,086

The following is an analysis of the carrying amount of segment assets, and additions to investment properties, property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to investment properties, property, plant and equipment	
	At 31.12.2006	**At 31.12.2005**	**Year ended 31.12.2006**	**Year ended 31.12.2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	2,490,594	1,259,467	19,215	88
China	68,585	167,755	–	127,039
	2,559,179	1,427,222	19,215	127,127

8. Net gain on investments

	2006	**2005**
	HK$'000	*HK$'000*
Net realised gain on disposal of investments held for trading	337,871	17,592
Change in fair value of investments held for trading *(Note a)*	439,498	61,506
Net realised gain on derivatives	1,594	1,464
Realisation gain on disposal of available-for-sale investments	26,268	–
Discount on early redemption of loan notes *(Note b)*	(3,962)	(1,000)
	801,269	79,562

Note:

(a) Change in fair value of investments held for trading excludes dividend income.

(b) During the year, AG (as defined in note 20) early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

During the year ended 31 December 2005, SHK (as defined in note 20) early redeemed part of the loan note at HK$60,000,000 with a discount on early redemption of HK$1,000,000 at the request of the Group. The net redemption proceed was HK$59,000,000.

9. Other income

	2006 *HK$'000*	2005 *HK$'000*
Interest income from:		
– Loan notes	9,287	14,077
– Bank deposits	1,412	695
– Others	314	65
	11,013	14,837
Net exchange gain	10,668	–
Others	764	113
	22,445	14,950

10. Finance costs

The amounts represent interest on other borrowings wholly repayable within five years.

11. Directors' emoluments and five highest paid individuals

Directors' emoluments

The Directors' emoluments are analysed as follows:

	For the year ended 31 December 2006				
	Directors' fees	Salaries and other benefits	Performance related incentive payments	Retirement benefits scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000* (*Note*)	*HK$'000*	*HK$'000*
Executive Directors					
Ms. Chong Sok Un	–	455	42,000	12	42,467
Dato' Wong Peng Chong	–	1,300	200	12	1,512
Mr. Kong Muk Yin	–	920	160	12	1,092
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	80	–	–	–	80
Mr. Zhang Jian	–	–	–	–	–
	440	2,675	42,360	36	45,511

	For the year ended 31 December 2005				
	Directors' fees	Salaries and other benefits	Performance related incentive payments	Retirement benefits scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000* *(Note)*	*HK$'000*	*HK$'000*
Executive Directors					
Ms. Chong Sok Un	–	455	13,000	12	13,467
Dato' Wong Peng Chong	–	1,300	–	12	1,312
Mr. Kong Muk Yin	–	715	–	12	727
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	53	–	–	–	53
	413	2,470	13,000	36	15,919

Note: The performance related incentive payments are determined by reference to the individual performance of the Directors and approved by the Remuneration Committee.

During the year, no remuneration was paid by the Group to the Directors as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived any remuneration during the year.

Five highest paid individuals

During the year, the five highest paid individuals included three Directors (2005: three), details of their emoluments are set out above. The emoluments for the remaining two (2005: two) highest paid individuals of the Group are as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries and other benefits	1,325	1,245
Retirement benefits scheme contributions	24	24
	1,349	1,269

The emoluments are within the following bands:

	2006	2005
	Number of employees	*Number of employees*
Nil to HK$1,000,000	2	2

12. Tax charge

	2006	2005
	HK$'000	*HK$'000*
Current tax:		
Profits Tax in Hong Kong	(11,342)	–
Enterprise income tax in China	(185)	(99)
	(11,527)	(99)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

No provision for Hong Kong Profits Tax was made for the year ended 31 December 2005 as the assessable profits were wholly absorbed by estimated tax losses brought forward.

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Profit before taxation	784,044	104,607
Tax at the income tax rate of 17.5%	(137,208)	(18,306)
Tax effect of expenses that are not deductible	(10,479)	(2,029)
Tax effect of income that is not taxable	82,438	6,055
Utilisation of tax losses previously not recognised	54,539	14,914
Tax effect of tax losses not recognised	(989)	(1,019)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(83)	(45)
Others	255	331
Tax charge for the year	(11,527)	(99)

13. Profit for the year

	2006	2005
	HK$'000	*HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Auditors' remuneration	1,020	918
Cost of inventories recognised as expenses	62,847	60,532
Amortisation of prepaid lease payments	59	59
Depreciation of property, plant and equipment	389	617
Write-down of inventories	1,070	92
Staff costs, inclusive of directors' emoluments	52,560	24,095
Gross rental income from properties	(3,801)	(2,723)
Less: Direct operating expenses that generated rental income	1,535	1,671
Direct operating expenses that did not generate rental income	41	246
Net rental income	(2,225)	(806)
Net exchange loss	–	159

14. Dividends

	2006	2005
	HK$'000	*HK$'000*
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2005: HK$0.01)	2,855	2,990
2005 Final dividend paid – HK$0.04 per share	11,425	–
2004 Final dividend paid – HK$0.04 per share	–	12,070
	14,280	15,060

The final dividend of HK$0.04 per share for the year ended 31 December 2006 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

15. Earnings per share

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2006	2005
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	772,468	104,511

	2006	2005
Weighted average number of ordinary shares for the purposes of basic earnings per share	289,070,361	300,660,114

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

16. Investment properties

	HK$'000
FAIR VALUE	
At 1 January 2005	44,640
Exchange adjustments	621
Acquired on acquisition of a subsidiary	80,005
Disposal	(100)
Gain on fair value change for the year	11,360
At 31 December 2005	136,526
Exchange adjustments	321
Addition	19,114
Investment property held for sale *(note 27)*	(80,953)
Transfer from building	780
Transfer to building	(1,055)
Gain on fair value change for the year	6,856
At 31 December 2006	81,589

The Group's investment properties are analysed as follows:

	2006	2005
	HK$'000	*HK$'000*
Properties held under medium term leases:		
– in Hong Kong	53,559	30,510
– in China	24,950	103,176
Properties situated in China held under long leases	3,080	2,840
	81,589	136,526

The fair value of the Group's investment properties at 31 December 2006 have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. DTZ Debenham Tie Leung Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

17. Property, plant and equipment

	Construction in progress HK$'000	Buildings in Hong Kong under medium-term lease HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
COST OR VALUATION						
At 1 January 2005	–	2,608	2,148	3,058	501	8,315
Exchange adjustment	663	–	–	–	–	663
Additions	–	–	37	51	–	88
Revaluation increase	–	712	–	–	–	712
Acquired on acquisition of a subsidiary	47,034	–	–	–	–	47,034
At 1 January 2006	47,697	3,320	2,185	3,109	501	56,812
Exchange adjustment	349	–	–	–	–	349
Additions	–	–	100	1	–	101
Revaluation increase	–	510	–	–	–	510
Transfer from investment properties	–	1,055	–	–	–	1,055
Transfer to investment properties	–	(780)	–	–	–	(780)
Assets as held for sale *(note 27)*	(48,046)	–	–	–	–	(48,046)
At 31 December 2006	–	4,105	2,285	3,110	501	10,001
Comprising:						
At cost	–	–	2,285	3,110	501	5,896
At valuation – 2006	–	4,105	–	–	–	4,105
	–	4,105	2,285	3,110	501	10,001
ACCUMULATED DEPRECIATION						
At 1 January 2005	–	–	1,633	2,297	501	4,431
Provided for the year	–	61	312	244	–	617
Eliminated on revaluation	–	(61)	–	–	–	(61)
At 1 January 2006	–	–	1,945	2,541	501	4,987
Provided for the year	–	87	139	163	–	389
Eliminated on revaluation	–	(87)	–	–	–	(87)
At 31 December 2006	–	–	2,084	2,704	501	5,289
CARRYING VALUES						
At 31 December 2006	–	4,105	201	406	–	4,712
At 31 December 2005	47,697	3,320	240	568	–	51,825

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20%
Motor vehicles	20% – 50%

The buildings of the Group were valued on 31 December 2006 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on a market value basis. DTZ Debenham Tie Leung Limited is not connected with the Group. The revaluation surplus on buildings of HK$597,000 (2005: HK$773,000) has been credited to the consolidated income statement and to the building revaluation reserve of HK$387,000 and HK$210,000 respectively.

If the buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation of HK$2,156,000 (2005: HK$2,239,000).

18. Prepaid lease payments

The Group's prepaid lease payments represent leasehold land in Hong Kong held under medium term leases.

The leasehold land is amortised on a straight-line basis over the remaining term of the leases.

19. Available-for-sale investments

Available-for-sale investments comprise:

	2006	2005
	HK$'000	*HK$'000*
Listed investments:		
– Equity securities listed in Hong Kong	420,503	134,261
– Equity securities listed elsewhere *(Note)*	115,607	19,272
	536,110	153,533
Unlisted investments:		
– Unit trusts	20,737	17,572
– Club debentures	528	528
	21,265	18,100
Total	557,375	171,633

Note: The currency of the equity securities listed elsewhere is mainly denominated in Taiwan dollar.

20. Loan notes

The loan notes were issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG"). The loan notes bear interest at 4% per annum (effective interest rate: 7.9%) for SHK and 2.25% per annum (effective interest rate: 7.5%) for AG and are redeemable by SHK and AG at SHK's and AG's option on or before 7 March 2008 and 15 August 2008 respectively unless specifically agreed by both parties.

During the year, AG early redeemed all of its issued loan note at the request of the Group. As at 31 December 2006, the entire balance represented loan note issued by SHK.

21. Convertible bonds

	2006
	HK$'000
Unlisted debt securities	6,626

The Convertible Bonds (the "Bonds") carry the right to convert the principal amount of the Bonds into shares of HK$2.00 each in the share capital of the Bonds Issuer namely, Allied Properties (H.K.) Limited ("Bonds Issuer") at conversion price of HK$10.00 per share. The Group has the right to convert the outstanding principal amount of the Bonds into shares of the Bonds Issuer from 1 July 2009 and ending on the business day falling ten business days immediately preceding 9 November 2011 ("Conversion Period") at the initial rate of one Bonds to one new share of the Bond Issuer.

The Bonds bear interest at 7% per annum before the commencement of the Conversion Period and 4% per annum during the Conversion Period. The effective interest rate is 7%. The Bonds contain embedded derivative for the conversion option of the Bonds. The Group has assessed the fair value of the embedded derivative using the Binomial model and considered that there is no material financial impact on the result and the financial position of the Group.

22. Investments held for trading

Investments held for trading include:

	2006	2005
	HK$'000	*HK$'000*
Listed securities:		
– Equity securities listed in Hong Kong	1,150,189	571,410
– Equity securities listed elsewhere *(Note)*	540,321	315,054
	1,690,510	886,464

As at 31 December 2006, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Allied Group Limited	Hong Kong	Ordinary	10.3%
Sun Hung Kai & Co. Limited	Hong Kong	Ordinary	5.9%
Mount Gibson Iron Limited	Australia	Ordinary	9.0%

Note: The currency of the equity securities listed elsewhere is mainly denominated in Australian dollar.

23. Amount due from a minority shareholder

At 31 December 2005, the amount was unsecured, interest bearing at prime rate and was repayable within six months.

24. Debtors, deposits and prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	2006	2005
	HK$'000	*HK$'000*
Within 90 days	6,150	2,409
91 – 180 days	992	–
181 – 360 days	258	93
	7,400	2,502
Other debtors, deposits and prepayments	26,308	9,999
	33,708	12,501

25. Loan receivables

	2006	2005
	HK$'000	*HK$'000*
Fixed-rate loan	121,380	62,429
Variable-rate loan	2,218	12,000
	123,598	74,429

The average interest rate for the fixed-rate loan receivables was approximately 11% (2005: 12%) per annum.

The contracted interest rates of the variable-rate loan receivables denominated in Hong Kong dollars range from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") prime rate to HSBC prime rate plus 2% (effective interest rate: 10%). Interest is normally repriced at every six months.

Fixed-rate loan receivables amounting to HK$80,102,000 (2005: HK$2,400,000) and variable-rate loan receivables amounting to HK$2,218,000 (2005: HK$12,000,000) are secured loans.

26. Pledged bank deposits and bank balances and cash

Bank balances carry interest at market rates which range from 2.75% to 4.60% (2005: 0.03% to 3.90%). The pledged bank deposits at 31 December 2005 represented deposit pledged to bank to secure banking facilities granted to the Group and carry fixed interest rate range from 0.38% to 3.16%. Such pledged bank deposits were released during the year.

27. Disposal group classified as held for sale

On 23 March 2006, the Group entered into a sale and purchase agreement (the "Agreement") with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限公司 ("天利安"), a non-wholly owned subsidiary of the Company, together with the amount due from a minority shareholder at an aggregate consideration of RMB99,900,000 (equivalent to HK$99,900,000), of which a deposit of RMB31,220,000 (equivalent to HK$30,027,000) had been received. The consideration was subsequent increased to RMB102,550,000 (equivalent to HK$102,550,000) and the Agreement was completed on 3 April 2007. The profit from the disposal will be reflected in the Group's consolidated financial statements for the year ending 31 December 2007. The assets and liabilities related to 天利安, have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet.

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	31.12.2006
	HK$'000
Investment property	80,953
Construction in progress	48,046
Debtors, deposits and prepayments	615
Amount due from a minority shareholder	4,805
Total assets classified as held for sale	134,419
Creditors and accrued charges	24,616
Deposit received	30,027
Deferred tax liability	5,391
Taxation payable	10
Liabilities associated with assets classified as held for sale	60,044

28. Creditors and accrued charges

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Trade creditors due within 90 days	14,684	35
Other creditors and accrued charges	40,796	41,141
	55,480	41,176

29. Other borrowings

Other borrowings represent securities margin financing received from stock broking, futures and options broking house. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest range from 4.35% to 8.25% (2005: 4.0% to 8.0%).

30. Share capital

	Number of shares		Value	
	2006	2005	2006	2005
			HK$'000	*HK$'000*
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	30,000,000,000	30,000,000,000	300,000	300,000
Issued and fully paid:				
At beginning of the year	297,479,547	301,755,547	2,975	3,018
Repurchase of shares	(14,596,000)	(4,276,000)	(146)	(43)
At end of the year	282,883,547	297,479,547	2,829	2,975

During the year, the Company repurchased its own shares through the Stock Exchange as follows:

Month of repurchase	Number of ordinary shares of HK$0.10 each	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	*HK$*	*HK$'000*
February 2006	504,000	1.26	1.25	634
April 2006	2,000,000	2.68	2.48	5,202
May 2006	9,352,000	3.33	3.00	30,014
October 2006	112,000	3.15	3.14	352
November 2006	2,628,000	3.88	3.79	10,176
	14,596,000			46,378

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$46,232,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The repurchases of the Company's shares during the year were effected by the Directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

31. Deferred taxation

At 31 December 2005, deferred tax liability amounting to HK$5,391,000 was due to the acquisition of a subsidiary. The amount was classified as liabilities associated with assets classified as held for sale as at 31 December 2006.

At 31 December 2006, the Group has estimated unused tax losses of approximately HK$1,235 million (2005: HK$1,541 million), for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of approximately HK$34 million (2005: HK$37 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. Contingent liabilities

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly known as Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not possible to estimate the financial effect of the indemnities and warranty given.

33. Litigation

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly known as Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly known as Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these consolidated financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, the Group is not engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

34. Capital commitments

	2006	2005
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of an investment property	–	14,716

35. Pledge of assets

At the balance sheet date, the following assets of the Group were pledged to banks and securities brokers house to secure short term credit facilities:

	2006	2005
	HK$'000	*HK$'000*
Investment properties	26,640	22,100
Investments held for trading	1,210,235	737,033
Available-for-sale investments	115,607	19,272
Securities brokers house deposits	196	–
Bank deposits	–	10,526
	1,352,678	788,931

36. Lease commitments

The Group as lessee

	2006	2005
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases in respect of premises	1,951	1,566

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	875	2,008
In the second to fifth year inclusive	–	813
	875	2,821

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average term of two years.

The Group as lessor

Property rental income earned during the year was approximately HK$3,801,000 (2005: HK$2,723,000). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	3,778	3,528
In the second to fifth year inclusive	2,739	5,087
	6,517	8,615

37. Retirement benefits schemes

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the consolidated income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2006, there was no forfeited contributions (2005: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund for certain employees in Hong Kong based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions charged to consolidated income statement was HK$270,000 (2005: HK$329,000).

38. Related party transactions

Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the year was as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries and other short-term employee benefits	46,800	17,128
Retirement benefits costs	60	60
	46,860	17,188

The remuneration of Directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends.

39. Acquisition of a subsidiary

On 28 June 2005, the Group acquired 75% of the issued share capital of 深圳市天利安貿業發展有限公司 for a consideration of HK$35,988,000. This acquisition has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
	HK$'000	*HK$'000*	*HK$'000*
Net assets acquired:			
Investment property	44,065	35,940	80,005
Construction in progress	47,034	–	47,034
Debtors, deposits and prepayments	500	–	500
Bank and cash balances	9	–	9
Creditors and accrued charges	(51,669)	–	(51,669)
Amount due to a previous shareholder	(22,503)	–	(22,503)
Tax liability	(1)	–	(1)
Deferred tax liability	–	(5,391)	(5,391)
	17,435	30,549	47,984
Minority interest			(11,996)
			35,988
Total consideration satisfied by:			
Cash consideration paid			30,980
Loan receivable			5,008
			35,988
Net cash outflow arising on acquisition:			
Cash consideration paid			(30,980)
Cash and cash equivalents acquired			9
			(30,971)

In respect of the above acquisition, consideration of approximately HK$30,980,000 was satisfied by cash and the remaining amount of approximately HK$5,008,000 was satisfied by the loan receivable.

If the acquisition had been completed on 1 January 2005, total group revenue for 2005 would have been HK$223,086,000, and profit for 2005 would have been HK$104,398,000. The pro forma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

The subsidiary acquired did not have significant contribution to the Group's turnover and result for 2005 between the date of acquisition and the balance sheet date in 2005.

40. Disposal of a subsidiary

During the year ended 31 December 2005, the Group disposed a wholly-owned subsidiary on 20 September 2005:

	HK$'000
NET LIABILITIES DISPOSED OF	
Amounts due to group companies *(Note)*	(9,077)
Satisfied by:	
Cash	3,544
Net cash inflow arising on disposal:	
Cash consideration received	3,544

During the year ended 31 December 2005, the disposed subsidiary did not make a significant contribution to the Group's profit and cash flows respectively.

Note: Amounts due to group companies were waived at the date of disposal and therefore there was a gain on disposal of HK$3,544,000.

41. Particulars of principal subsidiaries

Particulars of the principal subsidiaries as at 31 December 2006 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Indirectly held				
China Capital Holdings Limited	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Future Rise Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading and investment in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
New Fortress Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sinway Limited	Hong Kong	Ordinary HK$2	100%	Mobile handsets distribution
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Charter Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Mobile handsets distribution
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展(深圳)有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services
深圳市天利安實業發展有限公司**	China	Registered RMB46,000,000	75%	Property investment

The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

* *Wholly foreign-owned enterprise.*

** *天利安 is a sino-foreign equity joint venture entity owned by the Company and independent third parties in China. On 8 November 2005, the registered capital of 天利安 was increased by RMB20,000,000 (equivalent to HK$19,220,000) and the whole capital contribution was contributed by Star Charter Limited, an indirectly wholly owned subsidiary of the Company. Under the loan agreement entered into between Star Charter Limited and a minority shareholder of 天利安, 25% of the abovementioned capital contribution (i.e. RMB5,000,000 equivalent to HK$4,805,000) was paid by Star Charter Limited on behalf of a minority shareholder. The Group therefore effectively has 75% attributable economic interest in 天利安.*

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2006 or at any time during the year.

42. Post balance sheet event

The Group ceased the business operation of mobile phone distribution in March 2007.

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTH ENDED 30TH JUNE, 2007

The following is the unaudited condensed consolidated financial statements and notes to the financial statements of the Group for the six months ended 30th June, 2007 extracted from the 2007 interim report of the Company:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
		30.6.2007	**30.6.2006**
	Notes	*HK$'000*	*HK$'000*
		(unaudited)	(unaudited)
Continuing operations:			
Turnover	3	1,115,705	512,376
Rental income		2,294	1,761
Dividend income from listed investments		6,770	10,409
Interest income from loan receivables		6,497	3,683
Net gain on investments	4	572,584	617,515
Other income		15,494	9,030
Administrative expenses		(7,884)	(22,834)
Other expenses		(339)	(532)
Finance costs	5	(8,994)	(3,225)
Fair value changes on investment properties	18	14,707	–
Share of profits of an associate		609	–
Gain on disposal of an associate		–	1,740
Profit before taxation		601,738	617,547
Taxation	6	(62,769)	(9,600)
Profit from continuing operations		538,969	607,947
Discontinued operation:			
Loss for the period from discontinued operation	7	(1,548)	(4,551)
Profit for the period	8	537,421	603,396
Attributable to:			
Equity holders of the Company		528,424	603,396
Minority interests		8,997	–
		537,421	603,396
Dividends recognised as distribution	9	11,084	11,425
Earnings per share	10		
From continuing and discontinued operations			
– Basic		HK$1.88	HK$2.06
From continuing operations			
– Basic		HK$1.89	HK$2.07

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30.6.2007 HK$'000 (unaudited)	As at 31.12.2006 HK$'000 (audited)
Non-current assets			
Investment properties	11	84,085	81,589
Property, plant and equipment	11	3,159	4,712
Prepaid lease payments		1,026	2,424
Interest in an associate	12	181,335	–
Available-for-sale investments		588,052	557,375
Loan notes		51,428	50,476
Convertible bonds		3,313	6,626
		912,398	703,202
Current assets			
Inventories held for sale-finished goods		–	1,471
Investments held for trading		2,467,464	1,690,510
Debtors, deposits and prepayments	13	109,330	33,708
Loan receivables		121,122	123,598
Tax recoverable		4,050	3,543
Bank balances and cash		53,107	58,007
		2,755,073	1,910,837
Assets classified as held for sale		–	134,419
		2,755,073	2,045,256

	Notes	As at 30.6.2007 HK$'000 (unaudited)	As at 31.12.2006 HK$'000 (audited)
Current liabilities			
Creditors, accrued charges and other payable	14	134,719	55,480
Customers' deposits and receipts in advance		11,363	31,283
Other borrowings	15	444,336	170,100
Taxation payable		78,349	15,657
		668,767	272,520
Liabilities associated with assets classified as held for sale		–	60,044
		668,767	332,564
Net current assets		2,086,306	1,712,692
		2,998,704	2,415,894
Capital and reserves			
Share capital	16	2,766	2,829
Reserves		2,986,892	2,396,218
Equity attributable to equity holders of the Company		2,989,658	2,399,047
Minority interests		9,046	16,847
Total equity		2,998,704	2,415,894

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2007

	Attributable to equity holders of the Company								Minority interests	Total
	Share capital	Share premium	Buildings revaluation reserve	Investments revaluation reserve	Capital redemption reserve	Translation reserve	Retained profits	Sub-total		
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	310,958	-	-	-	310,958	-	310,958
Exchange difference arising from translation of overseas operations	-	-	-	-	-	475	-	475	-	475
Net income recognised directly in equity	-	-	-	310,958	-	475	-	311,433	-	311,433
Realised upon disposal of available-for-sale investments	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
Profit for the period	-	-	-	-	-	-	603,396	603,396	-	603,396
Total recognised income for the period	-	-	-	284,508	-	475	603,396	888,379	-	888,379
Repurchase of shares	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
Dividend paid	-	-	-	-	-	-	(11,425)	(11,425)	-	(11,425)
At 30th June 2006	2,856	635,562	1,064	315,012	2,084	945	1,168,513	2,126,036	16,798	2,142,834

	Attributable to equity holders of the Company									
	Share capital	Share premium	Buildings revaluation reserve	Investments revaluation reserve	Capital redemption reserve	Translation reserve	Retained profits	Sub-total	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2007	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	-	-	-	32,111	-	-	-	32,111	-	32,111
Exchange difference arising from translation of overseas operations	-	-	-	-	-	1,462	-	1,462	-	1,462
Net income recognised directly in equity	-	-	-	32,111	-	1,462	-	33,573	-	33,573
Realised upon disposal of available-for-sale investments	-	-	-	596	-	-	-	596	-	596
Profit for the period	-	-	-	-	-	-	528,424	528,424	8,997	537,421
Total recognised income and expense for the period	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investment held for trading	-	-	-	-	-	-	68,266	68,266	-	68,266
Changes in equity of SAC (as defined in note 4) on previously held interest	-	-	-	-	-	-	(74)	(74)	-	(74)
Repurchase of shares	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
Dividend paid	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
At 30th June 2007	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2007

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	(265,928)	(103,698)
INVESTING ACTIVITIES		
Net proceeds from disposal of available-for-sale investments	1,434	41,200
Net proceeds from redemption of loan notes	–	39,504
Deposits received for the disposal of a subsidiary	–	30,027
Dividend received	6,770	10,409
Other investing activities	6,216	8,017
CASH FROM INVESTING ACTIVITIES	14,420	129,157
FINANCING ACTIVITIES		
New other borrowings raised	1,721,041	719,295
Repayments of other borrowings	(1,446,805)	(657,877)
Dividend paid	–	(11,422)
Repurchase of shares	(29,090)	(35,850)
NET CASH FROM FINANCING ACTIVITIES	245,146	14,146
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,362)	39,605
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	1,462	475
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	58,007	16,819
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD represented by bank balance and cash	53,107	56,899

NOTES:-

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. Principal accounting policies

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2006 except as described below.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – Int 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – Int 8	Scope of HKFRS 2 [3]
HK(IFRIC) – Int 9	Reassessment of embedded derivatives [4]
HK(IFRIC) – Int 10	Interim financial reporting and impairment [5]

[1] *Effective for accounting periods beginning on or after 1st January 2007*

[2] *Effective for accounting periods beginning on or after 1st March 2006.*

[3] *Effective for accounting periods beginning on or after 1st May 2006.*

[4] *Effective for accounting periods beginning on or after 1st June 2006.*

[5] *Effective for accounting periods beginning on or after 1st November 2006.*

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing costs [1]
HKFRS 8	Operating segments [1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions [2]
HK(IFRIC) – Int 12	Service concession arrangements [3]

[1] *Effective for accounting periods beginning on or after 1st January 2009.*

[2] *Effective for accounting periods beginning on or after 1st March 2007.*

[3] *Effective for accounting periods beginning on or after 1st January 2008.*

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. Business information

Business segments

The Group is currently organised into four main operating divisions – securities trading and investments, financial services, property investment and mobile phone distribution. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these business is presented below:

For the six months ended 30th June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	–	(7,809)
Share of profits of an associate				609	–	609
Finance costs				(8,994)	–	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

For the six months ended 30th June 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	506,932	3,683	1,761	512,376	31,432	543,808
Segment result	633,168	3,950	(402)	636,716	(4,562)	632,154
Gain on disposal of an associate				1,740	–	1,740
Unallocated other income				1,463	11	1,474
Unallocated corporate expenses				(19,147)	–	(19,147)
Finance costs				(3,225)	–	(3,225)
Profit before taxation				617,547	(4,551)	612,996
Taxation				(9,600)	–	(9,600)
Profit for the period				607,947	(4,551)	603,396

4. Net gain on investments

	Six months ended	
	30.6.2007	30.6.2006
	HK$'000	*HK$'000*
Net realised (loss) gain on derivatives	(7,366)	4,609
Net realised gain on disposal of investments held for trading	117,368	135,882
Fair value changes on investments held for trading *(Note)*	463,178	454,535
Net realised (loss) gain on disposal of available-for-sale investments	(596)	26,450
Discount on early redemption of loan notes	–	(3,961)
	572,584	617,515

Note: Fair value changes on investments held for trading excludes fair value gain on the Group's 9.99% equity interest in Shanghai Allied Cement Limited ("SAC") from the beginning of the current financial period till 29th June 2007, the date when the Group obtained significant influence of SAC resulting from the additional acquisition of 17% equity interest in SAC *(Note 12)*.

5. Finance costs

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. Taxation

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006	30.6.2007	30.6.2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The current tax comprises:						
Hong Kong Profits Tax	61,034	9,600	27	–	61,061	9,600
Enterprise income tax in China	1,735	–	–	–	1,735	–
	62,769	9,600	27	–	62,796	9,600

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both periods except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

7. Discontinued operation

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation for the period were as follows:

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Turnover	7,681	31,432
Cost of sales	(8,072)	(28,867)
Other income	1,678	11
Distribution expenses	(1,050)	(2,424)
Administrative and other expenses	(1,758)	(1,116)
Allowance for bad and doubtful debts	–	(3,587)
Loss before taxation	(1,521)	(4,551)
Taxation	(27)	–
Loss for the period	(1,548)	(4,551)

8. Profit for the period

	Continuing operations Six months ended		Discontinued operation Six months ended		Consolidated Six months ended	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**	**30.6.2007**	**30.6.2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	3,021	15,719	945	1,719	3,966	17,438
(Reversal) write-down of inventories	-	-	(1,117)	3,587	(1,117)	3,587
Depreciation and amortisation	144	218	311	93	455	311
Interest income	(4,974)	(8,436)	(33)	(31)	(5,007)	(8,467)

9. Dividends

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Dividend recognised as distribution – HK$0.04 per share (2006: HK$0.04)	11,084	11,425
Interim dividend, proposed – HK$0.01 per share (2006: HK$0.01)	2,762	2,855

10. Earnings per share

From continuing and discontinued operations

The calculation of the basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share attributable to the equity holders of the Company	528,424	603,396
	Number of shares	*Number of shares*
Weighted average number of ordinary shares for the purposes of basic earnings per share	280,790,340	293,554,554

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2007	**30.6.2006**
	HK$'000	*HK$'000*
Earnings for the period attributable to equity holders of the Company	528,424	603,396
Add: Loss for the period from discontinued operation	1,548	4,551
Earnings for the purposes of basic earnings per share from continuing operations	529,972	607,947

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.006 per share (2006: HK$0.016 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 (2006: loss for the period of HK$4,551,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. Movements in investment properties, property, plant and equipment

The directors consider that the fair values of the buildings included in property, plant and equipment at 30th June 2007 are not materially different from the professional valuation made at 31st December, 2006 and, accordingly, no fair value changes have been recognised in the current period.

The Group's investment properties were fair valued by the directors.

12. Interest in an associate

During the current period, the Group acquired an additional 17% equity interest in SAC ("Acquisition"). Before the Acquisition, the Group had 9.99% equity interest in SAC and the investment was accounted for as investments held for trading. Following the completion of the Acquisition on 29 June 2007, the Group has 26.99% beneficially interest in SAC and is able to exercise significant influence on SAC. Accordingly, SAC has become an associate of the Group.

On 29th June 2007, the cumulative fair value changes of the Group's 9.99% equity interest in SAC was accounted for as explained in note 2.

At the balance sheet date, the total number of SAC shares held by the Group was 196,858,680 and the quoted market price was HK$3.28.

13. Debtors, deposits and prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2007	**31.12.2006**
	HK$'000	*HK$'000*
Within 90 days	2,790	4,392
91 – 180 days	2,755	992
181 – 360 days	2,266	258
Over 360 days	259	–
	8,070	5,642
Other debtors, deposits and prepayments	101,260	28,066
	109,330	33,708

14. Creditors, accrued charges and other payable

An aged analysis of trade creditors is as follows:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Trade creditors due within 90 days	–	1,008
Other creditors, accrued charges and other payable	134,719	54,472
	134,719	55,480

15. Other borrowings

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest at prevailing market rates.

16. Share capital

	Number of shares	Share capital
		HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30th June 2007 and 31st December, 2006	30,000,000,000	300,000
Issued and fully paid:		
At 1st January 2007	282,883,547	2,829
Repurchase of shares	(6,240,000)	(63)
At 30th June 2007	276,643,547	2,766

17. Pledge of assets

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2007	31.12.2006
	HK$'000	*HK$'000*
Investment properties	26,640	26,640
Investments held for trading	2,352,959	1,210,235
Available-for-sale investments	175,321	115,607
Securities brokers house deposits	199	196
	2,555,119	1,352,678

18. Disposal of a subsidiary

The net assets of the non-wholly owned subsidiary at the date of disposal were as follows:

	3.4.2007
	HK$'000
Net assets disposed of	84,559
Minority interest	16,798
	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Deferred consideration included in debtors, deposits and prepayment	71,330
	101,357
Net cash outflow arising on disposal:	
Bank balances and cash disposed of	1

The assets and liabilities related to this subsidiary have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31st December, 2006.

The assets held by the subsidiary are mainly investment properties. The fair value gain of HK$14,707,000 on these investment properties upon the disposal was recognised in the condensed consolidated income statement during the period.

19. Post balance sheet events

On 11th July 2007, Famous Mount Investments Limited ("Famous Mount"), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Printronics Group Limited and Shougang Concord Technology Holdings Limited pursuant to which Famous Mount has agreed to purchase 40% of entire issued share capital of Printronics Electronics Limited ("Printronics Electronics"), a company incorporated in Hong Kong, for an aggregate consideration of HK$181,806,698. Printronics Electronics is an investment holding company and its associate is principally engaged in the manufacturing and sale of printed circuit boards. Following completion of the acquisition, Printronics Electronics will become an associate of the Group. The transaction was completed on 18th July 2007.

4. WORKING CAPITAL

The Directors are of the opinion that after taking into account the Group's existing cash and bank balances, the present available margin loan facilities, the expected internally generated funds and the proceeds from the Open Offer, the Group has sufficient working capital for its present requirement for the next twelve months from the date of this Prospectus, in the absence of unforeseen circumstances.

5. STATEMENT OF INDEBTEDNESS

As at the close of business on 30th November, 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Prospectus, the Group had outstanding borrowings of approximately HK$925,800,000 comprising unsecured term loan of HK$490,813,000 and securities margin loans of approximately HK$434,987,000. The securities margin loans were secured by the Group's pledged marketable securities.

As at 30th November, 2007, the Group's investment properties, investments held for trading, available-for-sale investments, and securities brokers house deposit with respective carrying values of HK$26,640,000, HK$2,607,402,062, HK$1,278,271,506 and HK$8,095,399 were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

Save as otherwise disclosed herein above, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, any term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured or unsecured, guaranteed or not), any mortgages or charges, or other material contingent liabilities or guarantee at the close of business of 30th November, 2007.

6. CONTINGENT LIABILITIES

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly known as Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not possible to estimate the financial effect of the indemnities and warranty given.

7. LITIGATION

As at 30th November, 2007, the litigations/claims of the Group are disclosed in the paragraph "Litigation" in Appendix IV. Save as aforesaid, the Group had no other material litigation as at 30th November, 2007.

8. FUTURE PROSPECTS OF THE GROUP

The recent volatility experienced by the global financial markets has adversely affected the investment environment. The concerns about the well-being of the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency has led to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession. It will be very challenging for the Group in the second half of the year to sustain a satisfactory performance. Nevertheless, as a value investor, the Group will constantly review and adjust its investment strategies and investment portfolio for improvement and will continue in seeking and identifying undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

In line with the above strategy, on 11th July, 2007, the Group entered into a sale and purchase agreement to acquire 40% of the issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. Following the completion of the transaction on 18th July, 2007, PEL became an associate of the Group. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

On 26th July, 2007, Shanghai Allied Cement Limited ("SAC") entered into a conditional agreement (the "Conditional Agreement") to purchase the entire issued share capital of Redstone Gold Limited which engages in the business of gold mining in China. The consideration under the Conditional Agreement will be settled by both cash and new shares of SAC. The Group believes that this acquisition represents a good opportunity for the SAC to develop its investment and business in the natural resources sector and will enable the SAC to diversify into the potentially profitable gold mining business in China, which, in turn, will enhance the value for the Group's shareholders.

9. MATERIAL CHANGE

As at the Latest Practicable Date, save as disclosed in this Prospectus, the Directors were not aware of any material change in the financial or trading position or outlook of the Group since 31st December, 2006, being the date of which the latest published audited financial statements of the Group were made up.

I. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following is the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group which has been prepared in accordance with Rule 4.29 of the Listing Rules to illustrate the effect of the Open Offer of 276,183,547 Offer Shares at the Subscription Price of HK$4.00 per Offer Shares in the proportion of one Offer Share for every one Share held at the Record Date on the net tangible assets of the Group as if the Open Offer had been completed on 30th June, 2007. As it is prepared for illustrative purposes only, and because of its hypothetical nature, it may not give a true picture of the financial position of the Group upon completion of the Open Offer.

The unaudited pro forma statement of adjusted consolidated net tangible assets of the Group is prepared based on unaudited consolidated net tangible assets attributable to equity holders of the Company as at 30th June, 2007, as shown in the unaudited condensed consolidated balance sheet of the Company as at 30th June, 2007 as set out in Appendix I to this Prospectus and the adjustments described below.

Unaudited consolidated net assets attributable to equity holders of the Company as at 30th June, 2007	Unaudited intangible assets of the Group as at 30th June, 2007	Adjusted unaudited net tangible assets attributable to equity holders of the Company as at 30th June, 2007	Estimated net proceeds from the Open Offer	Unaudited pro forma adjusted consolidated net tangible assets attributable to equity holders of the Company as at 30th June, 2007 as adjusted for the Open Offer	Unaudited pro forma adjusted consolidated net tangible assets per Share as at 30th June, 2007 as adjusted for the Open Offer
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$*
(Note 1)	*(Note 2)*		*(Note 3)*		*(Note 4)*
2,989,658	98,806	2,890,852	1,101,700	3,992,552	7.22

Notes:

1. The unaudited consolidated net tangible assets attributable to equity holders of the Company as at 30th June, 2007 has been extracted from the published interim report of the Company for the six months ended 30th June, 2007.

2. Unaudited intangible assets of the Group as at 30th June, 2007 represent the goodwill and intangible assets arising on acquisition of an associate included in the interest in an associate of HK$98,806,000.

3. The estimated net proceeds of approximately HK$1,101,700,000 from the Open Offer being proceeds of approximately HK$1,104,700,000 based on 276,183,547 Offer Shares to be issued at the Subscription Price of HK$4.00 per Offer Share and after deducting estimated expenses of approximately HK$3,000,000 attributable to the Open Offer.

4. The calculation of the unaudited pro forma adjusted consolidated net tangible assets per Share of the Company is based on 552,827,094 Shares (including the issued share capital of the Company of 276,643,547 Shares as at 30th June, 2007 and 276,183,547 Offer Shares) in issue after the completion of the Open Offer. The unaudited pro forma statement of adjusted consolidated net tangible assets has not taken into account the effect of 460,000 shares repurchased by the Company subsequent to 30th June, 2007 up to the Latest Practicable Date.

II. REPORT FROM REPORTING ACCOUNTANTS

The following is the full text of a report received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Prospectus:

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP TO THE DIRECTORS OF COL CAPITAL LIMITED

We report on the unaudited pro forma statement of adjusted consolidated net tangible assets of COL Capital Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 103 to 104 under the heading of "Unaudited Pro Forma Financial Information of the Group in Appendix II to the Prospectus issued by the Company dated 22nd January, 2008 ("the Prospectus"). The unaudited pro forma statement of adjusted consolidated net tangible assets has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the proposed open offer to the qualifying shareholders on the basis of one offer share for every one share of the Company might have affected the financial information presented for inclusion in Appendix II of the Prospectus. The basis of preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets is set out on page 103 and 104 of the Prospectus.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of adjusted consolidated net tangible assets in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma statement of adjusted consolidated net tangible assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of adjusted consolidated net tangible assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basic of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma statement of adjusted consolidated net tangible assets with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma statement of adjusted consolidated net tangible assets is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30th June, 2007 or any future date.

Opinion

In our opinion:

(a) the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

22nd January, 2008

SUMMARY OF THE TERMS OF THE WARRANTS

The Warrants are proposed to be created and constituted by the instrument by way of deed poll to be executed by the Company (the "Instrument") and will be issued in registered form and will form one class and rank pari passu in all respects with each other.

Warrantholders (as defined below) shall be entitled to the benefit of, be bound by, and be deemed to have notice of all the provisions of the Instrument. Copies of the Instrument, the principal provisions of which are summarised below, will be available at the registered office of the Company or such other place as may be notified to the Warrantholders (as defined below) from time to time.

References in this summary to "Shares" are to the shares of HK$0.01 each in the authorised share capital of the Company existing on the date of issue of the Warrants and all other shares from time to time and for the time being ranking pari passu therewith and all other shares in the capital of the Company resulting from any sub-division, consolidation or re-classification of Shares.

1. Subscription

(a) The registered holder or joint holders for the time being of a Warrant ("Warrantholder") shall have rights ("Subscription Rights") to subscribe in cash for fully-paid Shares but not in respect of any fraction of a Share at a price (subject to the adjustments referred to below) of HK$8.00 per Share ("Subscription Price"). The Subscription Rights attaching to the Warrants held by a Warrantholder may be exercised, in respect of all or part of the Warrants so held, at any time between the date when dealings in the Warrants on the Stock Exchange commence (which is expected to be 20th February, 2008) ("Commencement Date") and a date falling three years from the Commencement Date (which is expected to be 19th February, 2011) (both dates inclusive, and if either such date is not a Business Day, then the Business Day immediately preceding such date) ("Subscription Period"). Any Subscription Rights which have not been exercised on or before the end of the Subscription Period will thereafter lapse and the relevant Warrants will cease to be valid for any purpose.

(b) A Warrantholder may exercise his Subscription Rights by completing and signing the subscription form endorsed on the Warrant certificate or the separate subscription form which the Company permits to be used (both of which shall, once signed and completed, be irrevocable) and delivering the Warrant certificate, together with the separate subscription form if appropriate, to the registrar of the Company for the time being ("Registrar"), together with a remittance for the subscription moneys for the Shares in respect of which the Subscription Rights are being exercised. The date on which such documents (duly completed and signed) and the relevant remittances are delivered to the Registrar shall be the date on which the relevant Subscription Rights are exercised and is hereafter referred to as the "Subscription Date". In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations for the time being applicable.

(c) No fraction of a Share will be allotted and issued but any balance of the subscription moneys paid on the exercise of the Subscription Rights will be refunded by the Company to the relevant Warrantholder, provided that if the Subscription Rights comprised in two or more Warrant certificates are exercised by a Warrantholder on the same Subscription Date then, for the purpose of determining whether any (and if so what) fraction of a Share arises, the Subscription Rights represented by such Warrant certificates shall be aggregated.

(d) The Company undertakes in the Instrument that Shares falling to be issued upon the exercise of the Subscription Rights will be allotted and issued not later than twenty-eight (28) days after the relevant Subscription Date and will rank pari passu in all respects with the fully-paid Shares in issue on the relevant Subscription Date and accordingly shall entitle the holders thereof to participate in all dividends and/or other distributions declared, paid or made and/or offers of further securities made by the Company on or after the relevant Subscription Date unless adjustment thereof has been made as provided in the Conditions (as defined in the Instrument) and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the Record Date (as defined in the Instrument) therefore is before the relevant Subscription Date and notice of the amount and Record Date therefor has been given to the Stock Exchange prior to the relevant Subscription Date.

(e) As soon as practicable after the relevant allotment and issue of Shares (and not later than twenty-eight (28) days after the relevant Subscription Date), there will be issued free of charge to the Warrantholder:

(i) a certificate (or certificates) for the relevant Shares in the name(s) of the Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights comprised within the Warrant certificate(s) delivered as described in sub-paragraph (b) above remaining unexercised;

(iii) (if applicable) a cheque representing any fractional entitlement to Shares not allotted as mentioned in sub-paragraph (c) above; and

(iv) (if applicable) a Deficiency Certificate (as defined in the Instrument).

The certificates for Shares arising on the exercise of Subscription Rights, the balancing Warrant certificate (if any), the cheque in respect of a refund (if any) and the Deficiency Certificate (if any) will be sent by post at the risk of the said Warrantholder to the address of such Warrantholder as set out in the register of Warrantholders (or in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificates and cheques may by prior arrangement be retained by the Registrar to await collection by the relevant Warrantholder.

2. Adjustment of Subscription Price

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the provisions of the Instrument.

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases:

(i) an alteration to the nominal amount of the Shares by reason of any consolidation or subdivision;

(ii) an issue (other than in lieu of a cash dividend) by the Company of Shares credited as fully-paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) a Capital Distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of Shares in their capacity as such;

(iv) a grant by the Company to the holders of Shares (in their capacity as such) of rights to acquire for cash any assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer or grant of Shares being made by the Company to holders of Shares by way of rights or of options or warrants to subscribe for new Shares, at a price which is less than 90 per cent. of the market price (calculation as provided in the Instrument);

(vi) an issue wholly for cash being made by the Company or any other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per Share is less than 90 per cent. of the market price (calculation as provided in the Instrument), or the terms of any such issue are altered so that the said total Effective Consideration is less than 90 per cent. of the market price (calculation as provided in the Instrument); and

(vii) the purchase by the Company of Shares or securities convertible into new Shares or any rights to acquire Shares (other than on the Stock Exchange or any other stock exchange) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraphs (a)(ii) to (vii) above will be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion rights attached to securities convertible into Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares, or by the Company or any Subsidiary of securities convertible into or carrying rights to acquire Shares, in consideration in whole or in part for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) which has been or may be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of any other securities convertible into or carrying rights to acquire Shares); or

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculation as provided in the Instrument) of the Shares is not more than 110 per cent. of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash.

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with effect from a different time from that provided for under the said provisions, the Company may appoint either an Approved Merchant Bank or the Auditors (both as defined in the Instrument) to consider whether for any reason whatsoever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relevant interests of the persons affected thereby and, if such Approved Merchant Bank or the Auditors (as the case may be) shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis and/or the adjustment shall take effect from such other date and/or time) as shall be certified by the Approved Merchant Bank or the Auditors to be in their opinion appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent so that any amount under half a cent shall be rounded down and any amount of half a cent or more shall be rounded up and in no event shall any adjustment be made to the Subscription Price in any case in which the amount by which the Subscription Price would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. In no event shall an adjustment be made (otherwise than upon the consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price or which would result in the Shares being issued at a discount to their nominal value.

(e) Every adjustment to the Subscription Price shall be certified by the Approved Merchant Bank or the Auditors (acting as experts whose decision, in the absence of manifest error, shall be conclusive and binding on the Company and the Warrantholders) and notice of each adjustment (giving the relevant particulars) shall be given to the Warrantholders. Any such certificates of the Approved Merchant Bank and/or the Auditors will be available for inspection at the registered office of the Company or such other place as may be notified to the Warrantholders from time to time where copies may be obtained.

3. Registered Warrants

The Warrants will be issued in registered form. The Company shall be entitled to treat the registered holder(s) of any Warrants as the absolute owner(s) thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Warrants on the part of any other person, whether or not the Company has express or other notice thereof.

4. Transfer, transmission and registration

The Warrants will be transferable, in whole amounts or integral multiples of HK$8.00, by instrument of transfer in any usual or common form or in any other form which may be approved by the Directors. Where the transferor or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company as may be approved by the Directors for this purpose), the transfers may be executed under the hands of authorised person(s) or by machine imprinted signature(s) on its behalf or of such person(s), as the case may be. The Company shall maintain a register of Warrantholders accordingly. Transfers of Warrants must be executed by both the transferor and the transferee. The provisions of the Company's Bye-laws relating to the registration, transfer and transmission of Shares shall apply, mutatis mutandis, to the registration, transfer and transmission of the Warrants (except where there are express provisions in the Instrument to the contrary).

Persons who hold the Warrants and have not registered the Warrants in their own names and wish to exercise the Warrants should note that they may incur additional costs and expenses in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Warrants, in particular during the period commencing ten (10) Business Days prior to and including the last day for subscription (which is expected to be 19th February, 2011).

Since the Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Warrants to be a date at least three trading days before the last day of the Subscription Period (which is expected to be 19th February, 2011).

5. Closure of register of Warrantholders

The registration of transfers may be suspended and the register of Warrantholders may be closed for such periods as the Directors may from time to time direct, provided that the same may not be closed for a period, or for periods together, of more than thirty (30) days in any one year. Any transfer or exercise of the Subscription Rights attached to the Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attached to his Warrants (but not otherwise), be considered as made immediately after the re-opening of the register of Warrantholders.

6. Purchase and cancellation

The Company or any Subsidiaries may at any time purchase Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price per Warrant, exclusive of expenses, not exceeding 110 per cent. of the closing price of the Warrants on the Stock Exchange prior to the date of purchase of the Warrants,

but not otherwise. All Warrants purchased shall be cancelled forthwith and may not be re-issued or re-sold.

7. Meetings of Warrantholders and modification of rights

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the Conditions. A Special Resolution duly passed at any such meeting of Warrantholders shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to that generality, by waiving compliance with, or by waiving or authorising any past or proposed breach of any of the provisions of the Conditions and/or the Instrument) with the prior sanction of a Special Resolution and may be effected only by deed poll executed by the Company and expressed to be supplemental to the Instrument.

(c) Where the Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of Warrants in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise as if such person were an individual Warrantholder.

8. Quorum

A quorum of a meeting of Warrantholders will be two or more persons representing in aggregate the holders of not less than 5 per cent. of the Warrants for the time being outstanding, present in person or by proxy.

9. Replacement of Warrant certificates

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the Company's discretion, be replaced at the office of the Registrar on payment of such costs which may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security which the Company may require and on payment of such fee not exceeding HK$2.50 per certificate (or such other amount as may from time to time be permitted under the rules of the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, section 71A subsections (2), (3), (4), (6), (7) and (8) of the Companies Ordinance shall apply as if shares referred to therein included Warrants.

10. Protection of Subscription Rights

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. Call

If at any time the aggregate of the amount of Exercise Moneys (as defined in the Instrument) attached to the outstanding Warrants is equal to or less than 20 per cent. of the amount of moneys payable on exercise of all the Warrants issued under the Instrument, then the Company may, on giving not less than three months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Warrants will be automatically cancelled, without compensation to Warrantholders.

12. Further issues

The Company shall be at liberty to issue further subscription warrants in such manner and on such terms as it sees fit.

13. Undertakings by the Company

The Company undertakes in the Instrument that:

(a) upon the exercise of any Subscription Rights it will within twenty-eight (28) days after the relevant Subscription Date allot and issue the number of Shares for which subscription is made;

(b) all Shares allotted on the exercise of the Subscription Rights will, taking into account of any adjustment which may have been made pursuant to paragraph 2(a) of this Appendix, rank pari passu in all respects with the fully-paid Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders thereof to participate in full in all dividends and/or other distributions, declared, paid or made and/or offers of further securities made by the Company on or after the relevant Subscription Date unless adjustment therefor has been made as provided in the Instrument and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the Record Date therefor shall be before the relevant Subscription Date and notice of the amount and Record Date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date;

(c) it will send to each Warrantholder, at the same time as the same are sent to Shareholders, its audited financial statements and all other notices, reports and communications despatched by it to Shareholders generally;

(d) it will pay (if applicable) all Hong Kong stamp and capital duties, registration fees or similar charges in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights;

(e) it will use its best endeavours to ensure that all Shares allotted and issued on exercise of the Subscription Rights shall be admitted to listing on the Stock Exchange provided that no admission shall be obtained in the event that the Shares cease to be listed on the Stock Exchange as a result of an offer being made to the holders of Shares (or to holders excluding the offeror and/or its nominee(s) to acquire all or a proportion of the Shares);

(f) it will keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription or conversion into Shares; and

(g) it will use its best endeavours to procure that at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or any other Warrants), and all Shares allotted and issued upon exercise of the Subscription Rights may upon allotment and issue or as soon as reasonably practicable thereafter, be dealt on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to the Warrantholders).

14. Winding up of the Company

(a) If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company, then if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person(s) designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal will be binding on all the Warrantholders: and

(b) in the event a notice is given by the Company to its Shareholders during the Subscription Period to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each Shareholder give notice thereof to all Warrantholders (together with a notice of the existence of this provision) and thereupon, each Warrantholder shall be entitled to exercise all or any of the Subscription Rights attaching to his Warrants at any time not later than two Business Days prior to the proposed general meeting of the Company by delivering to the Company the completed Subscription Form(s), accompanied by payment of the relevant subscription money, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot and issue the relevant Shares to the Warrantholders credited as fully paid.

Subject to the foregoing, if the Company is wound-up, all Subscription Rights which have not been exercised at the date of the passing of such resolution will lapse and each Warrant certificate will cease to be valid for any purpose.

15. Overseas Warrantholders

The Instrument contains provisions giving certain discretion to the Directors in the case of any Warrantholder who has a registered address in any territory (other than Hong Kong) where (after making enquiry regarding the legal restrictions under the laws of the relevant jurisdiction and the requirements of the relevant regulatory body or stock exchange), in the opinion of the Directors, the issue of Shares upon exercise of any of the Subscription Rights represented by any Warrants held by such Warrantholder may be unlawful or impracticable.

16. Notices

The Instrument contains provisions relating to notices to be given to Warrantholders.

17. Governing law

The Instrument and the Warrants are governed by and will be construed in accordance with the laws of Hong Kong.

1. RESPONSIBILITY STATEMENT

This Prospectus includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Prospectus have been arrived at after due and careful consideration and there are no other facts not contained in this Prospectus, the omission of which would make any statement in this Prospectus misleading.

2. SHARE CAPITAL

The authorised and issued capital of the Company as at the Latest Practicable Date and completion of the Open Offer, full exercise of the Warrants were as follows:

Authorised		*HK$*
30,000,000,000	Shares as at the Latest Practicable Date	300,000,000.00
Issued and fully paid or credited as fully paid		
282,883,547	Shares as at the financial year ended 31st December, 2006	2,828,835.47
(6,700,000)	Repurchase of Shares	(67,000)
276,183,547	Shares as at the Latest Practicable Date	2,761,835.47
552,367,094	Shares after completion of the Open Offer	5,523,670.94
662,840,513	Shares after completion of the Open Offer and full exercise of the Warrants	6,628,405.13

All existing shares rank equally in all respect, including in particular as to dividend, voting rights and return on capital.

The issued Shares are listed on the Stock Exchange. No part of the Shares of the Company or any equity/debt securities is listed or dealt in, nor is listing or permission to deal in the securities of the Company being or proposed to be sought, on any other stock exchange.

The nominal value of the Shares is HK$0.01 each.

Save as disclosed above, there were no alternations in the capital of any member of the Group since the date to which the latest published audited accounts of the Company were made up.

Save as disclosed in this Prospectus, there were no capital or no member of the Group were under option, or agreed conditionally or unconditionally to be put under option as at the Latest Practicable Date.

Since 31st December, 2006, the date to which the last audited financial statement of the Company were made up, and up to the Latest Practicable Date, there had not been any issue of Shares.

3. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the Announcement and in each month before the Latest Practicable Date; and (ii) the Latest Practicable Date.

Date	**Closing Price per Share** *HK$*
31st May, 2007	5.70
29th June, 2007	6.38
31st July, 2007	8.06
31st August, 2007	6.70
28th September, 2007	6.82
31st October, 2007	6.80
21st November, 2007, being the last trading day immediately prior to the issue of the Announcement	6.55
The Latest Practicable Date	4.00

The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the period commencing on 21st May, 2007 (being the date six months prior to 21st November, 2007, being the last trading day immediately prior to the issue of the Announcement), and ending on the Latest Practicable Date were HK$8.1 on 1st August, 2007 and HK$4.00 on 17th January 2008 respectively.

4. DIRECTORS' INTERESTS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	106,484,400 *(Note 1)*	–	106,484,400	38.56%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 Shares.

(2) The interests stated above represented long position.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the register required to be kept under section 352 of the SFO.

As at the Latest Practicable Date, Dato' Wong Peng Chong has no shareholdings in the Company.

5. INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
China Spirit Limited	Held by controlled corporation *(Note 1)*	106,484,400	38.56%
Vigor Online	Beneficial owner	106,484,400	38.56%
Mr. John Zwaanstra ("Mr. Zwaanstra")	Held by controlled corporation *(Note 2)*	25,051,000	9.07%
Penta Investment Advisers Limited ("Penta")	Investment Manager *(Note 3)*	25,051,000	9.07%

Note:

(1) As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 Shares under the SFO. Out of a total of 276,183,547 Offer Shares, Vigor has agreed to subscribe 169,699,147 Offer Shares pursuant to the Underwriting Agreement and 106,484,400 Offer Shares to which Vigor is entitled and undertaken to subscribe as a Shareholder.

(2) Mr. Zwaanstra has an interest in 100% of Penta. Accordingly, Mr. Zwaanstra is deemed to be interested in 25,051,000 Shares.

(3) Penta has an interest in 25,051,000 Shares as an investment manager, and acts through its wholly-owned subsidiaries.

(4) All interests stated above represented long positions.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the register required to be kept under section 336 of the SFO.

6. DIRECTORS' SERVICE CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

(b) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which (including both continuous and fixed term contracts) have been entered into or amended within 6 months before the date of the Announcement.

(c) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which are continuous contracts with a notice period of 12 months or more.

(d) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which are fixed term contracts with more than 12 months to run irrespective of the notice period.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

8. CORPORATE INFORMATION

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Branch Share Registrar in Hong Kong
Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Legal Adviser
P. C. Woo & Co.
12th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

Principal banker
Industrial and Commercial Bank of China (Asia) Limited
33/F, ICBC Tower
3 Garden Road
Central
Hong Kong

Bank of China (Hong Kong) Limited
52/F,
Bank of China Tower
1 Garden Road
Hong Kong

Societe Generale Bank & Trust
1 Rafflee Quay
#35-01, North Tower
Singapore 048583

UBS AG
52/F Two International Finance Centre
8 Finance Street, Central,
Hong Kong

Merrill Lynch (Asia Pacific) Limited
17/F, ICBC Tower,
3 Garden Road, Central,
Hong Kong

ADR Depositary Bank
The Bank of New York
American Depositary Receipts
620 Avenue of the American, 6/F
New York, NY(001)
USA

Qualified Accountant
Mr. Kong Muk Yin

Company Secretary
Ms. Fung Ching Man, Ada

Authorised Representative
Dato' Wong Peng Chong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Mr. Kong Muk Yin
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Alternative Authorised Representative
Ms. Fung Ching Man, Ada
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

9. PARTICULARS OF DIRECTORS

Executive directors

Ms. Chong Sok Un, aged 53, was appointed as executive director and chairman of the Company on 23rd August, 2002. She has been chairman of Long Island Golf & Country Club, Dongguan, China since September 1998. She is now the Vice-Chairman of the 28th Term Board of Directors of Yan Oi Tong. During 1992 to 2000, she was appointed as director and chief executive officer of Shenyin Wanguo (H.K.) Limited. Ms. Chong holds a master degree in business administration.

Dato' Wong Peng Chong, aged 63, was appointed as executive director of the Company on 15th March, 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions, including executive directorships in public listed companies, in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 42, was appointed as executive director of the Company on 13th May, 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst and he has over 15 years of working experience in corporate finance, financial management, accounting and auditing.

Independent non-executive directors

Mr. Lo Wai On, aged 46, was appointed as non-executive director of the Company on 15th March, 2002 and then changed his office held to independent non-executive director on 29th October, 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, aged 49, was appointed as independent non-executive director of the Company on 3rd June, 2004. He has over 25 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau also serves on the board of various other listed companies in Hong Kong as independent non-executive director.

Mr. Zhang Jian, aged 65, was appointed as non-executive director of the Company on 16th October, 2006. He is a professional senior engineer in PRC. He is the Vice Chairman of China Manager Council of Construction Enterprises and China Precious Stone Council and the Chairman of Beijing Alumni Association of Xian Construction Technology University and the Outside Director of China National Building Material Group Corporation and also the Chairman of Expert Committee of Sino-Mining International Investment Co. Ltd. He has been awarded National Outstanding Intellect in 1997 and National Top 10 Honest Persons of Outstanding Ability in 2004. Mr. Zhang has been awarded as Influential Person to China Nonferrous Metal Industry in 2005. From 1982 to 1998, he held various senior positions in China Nonferrous Metal Industry Company. From 1998 to 2003, he acted as Chairman and General Manager of China Nonferrous Metal Construction Group Company Ltd. From 2003 to 2005, he acted as General Manager of China Nonferrous Metal Mining & Construction (Group) Co., Ltd.

10. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14th December, 1998 and nCube had failed to take further action since that date. There was no progress since then in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4th May, 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7th May, 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

11. MATERIAL CONTRACTS

The following contract (not being a contract entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the Latest Practicable Date and are or may be material:

(a) The Underwriting Agreement.

Save as disclosed above, there are no other contracts (not being contracts in the ordinary course of business) being entered into by the members of the Group after the date falling two years prior to the Announcement and ending on the Latest Practicable Date, which are or may be material.

12. MATERIAL CHANGE

As at the Latest Practicable Date save as disclosed in this Prospectus, the Directors were not aware of any material change in the financial or trading position or outlook of the Group since 31st December, 2006, the date to which the latest published audited financial statements of the Company were made up.

13. DIRECTORS' INTERESTS IN CONTRACTS AND ASSETS

As at the Latest Practicable Date, there was no contract or arrangement subsisting in which any Director was materially interested and which was significant in relation to the business of the Group. Save for the Underwriting Agreement, Vigor has not entered into any material contract in which any Director has a material personal interest as at the Latest Practicable Date.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been, since 31st December, 2006 (being the date to which the latest published audited accounts of the Group were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) proposed to be acquired or disposed of by; or (iv) proposed to be leased to, any member of the Group.

None of the Directors was or will be given any compensation for loss of office or otherwise in connection with the Open Offer, the Underwriting Agreement and/or the Whitewash Waiver. Save for the Underwriting Agreement, there is no agreement, arrangement or understanding (including any compensation arrangement) between Vigor or parties acting in concert with it, and any Directors, recent Directors, Shareholders or recent Shareholders and any other person which is having any connection with or conditional on or dependent upon the outcome of the Open Offer and/or the Whitewash Wavier or otherwise connected with the Open Offer and/or the Whitewash Wavier. There is no agreements or arrangements to which Vigor is a party, which relates to circumstances in which they may or may not involve or seek to involve a pre-condition or condition to the Open Offer and/or the Whitewash Waiver and the consequences of its doing so, including details of any break fees payable as a result.

As at the Latest Practicable Date, save for the Underwriting Agreement, the Irrevocable Undertakings and the standby facility of HK$680 million granted by Sun Hung Kai Investment Services Limited to Vigor for the sole purpose of satisfying the terms and conditions under the Underwriting Agreement, there is no agreement or arrangement between any Directors and any other person which is conditional on or dependent upon the outcome of the Open Offer and/or the Whitewash Waiver or otherwise connected with the Open Offer and/or the Whitewash Waiver.

14. SHAREHOLDINGS AND DEALINGS

(a) Except that Vigor is a company entirely and indirectly owned by Ms. Chong Sok Un who is the chairman of the Company, the Company and the Directors did not have any interest in the shares, convertible securities, warrants, options or derivatives of Vigor and had no dealings in the shares, convertible securities, warrants, options or derivatives of Vigor during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(b) No shareholdings in the Company were managed on a discretionary basis by fund manager connected with the Company nor did any such fund manager deal in any shares, convertible securities, warrants, options or derivatives which carry voting rights of the Company during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(c) Save for the 106,484,400 Shares held by Vigor, none of the Underwriter, its concert parties and any of their respective directors owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(d) No person with whom Vigor or its associates or their respective concert parties had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(e) Neither any pension fund of the Group nor any subsidiary of the Company nor nor Deloitte, nor any other advisers to the Company as specified in class (2) of the definition of associate (excluding exempt principal traders) in the Takeovers Code, their respective ultimate holding companies, nor any of their respective subsidiaries or fellow subsidiaries owned or controlled any shares, convertible securities, warrants, options or derivatives of the Company or Vigor as at the Latest Practicable Date, and none of them had any dealings in the shares of the Company during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(f) Save for the Underwriting Agreement and the Irrevocable Undertaking, at no time during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date was any member of the Group a party to any arrangement to enable the Directors and their associates to acquire benefits by means of the acquisition of the Shares or any other body corporate.

(g) Vigor has obtained a standby facility of HK$680 million with Sun Hung Kai Investment Services Limited for the sole purpose of satisfying the terms and conditions under the Underwriting Agreement. Subject to the Underwriter having to take up the Offer Shares not taken up by Shareholders under the Open Offer. Vigor and the parties acting in concert with it may require financing where Shares acquired in pursuance of the Open Offer may be transferred, charged or pledged to Sun Hung Kai Investment Services Limited. Otherwise Shares acquired in the Open Offer will be kept by Vigor.

(h) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code.

15. EXPERT AND CONSENT

The following is the qualifications of the expert who have given opinion or advice which are contained in this Prospectus:

Name	Qualification
Deloitte Touche Tohmatsu ("Deloitte")	Certified Public Accountants in Hong Kong

As at the Latest Practicable Date, Deloitte:–

(a) did not have any direct or indirect interest in any assets which have since 31st December, 2006 (being the date to which the latest published audited accounts of the Group were made up) been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(b) did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Deloitte has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of its reports or letters, as the case may be, and reference to its name in the form and context in which they respectively appear.

16. BINDING EFFECT

This Prospectus shall have the effect, if an application is made in pursuance of this Prospectus, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of Section 44A and 44B of the Companies Ordinance, so far as applicable.

17. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

A copy of each of the Prospectus Documents and the consent letter given by Deloitte have been delivered to the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance. Copies of the Prospectus Documents have been filed with the Registrar of Companies in Bermuda.

18. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The registered office of Vigor is the offices of TrustNet (British Virgin Islands) Limited, TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its correspondence address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. The principal members of Vigor are China Spirit Limited and Ms. Chong, who is the sole shareholder of China Spirit Limited.

(c) The registered office of China Spirit Limited is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands and its correspondence address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. Ms. Chong's address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(d) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(e) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(f) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(g) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(h) The Hong Kong branch share registrar of the Company is Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(i) The Prospectus Documents are prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

19. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours from 9:00 a.m. to 5:00 p.m. (except Saturdays and public holidays) at the principal office of the Company at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong, from the date of this Prospectus up to 5th February, 2008:–

(a) the memorandum and Bye-laws of the Company and Vigor;

(b) the material contracts referred to under the paragraph headed "Material Contracts" in this Appendix and the respective circular (if applicable) in relation to the material contracts;

(c) the unaudited consolidated financial statements of the Company for the six months ended 30th June, 2007;

(d) the annual reports of the Company for the two financial years ended 31st December, 2005 and 31st December, 2006;

(e) the accountants' report from Deloitte on the unaudited pro forma financial information of the Group, the text of which is set out in Appendix II to this Prospectus;

(f) the consent letter from Deloitte referred to in the paragraph headed "Expert and consent" in this Appendix;

(g) the Irrevocable Undertakings given by Vigor;

(h) the Circular;

(i) this Prospectus; and

(j) the Instrument.

此章程乃要件　請即處理

閣下如對本章程任何方面或對應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*，「本公司」）股份全部售出或轉讓，應立即將本章程連同隨附的申請表格送交買方或承讓人，或經手出售或轉讓之持牌證券商或註冊證券機構或其他代理，以便轉交買方或承讓人。

本章程連同本章程附錄四「送呈公司註冊處文件」一段所述文件，已依據香港法例第32章公司條例第342C條之規定送呈香港公司註冊處登記。本章程已經或將會盡快根據百慕達一九八一年公司法第26條於百慕達公司註冊處存案。香港公司註冊處、香港證券及期貨事務監察委員會、百慕達公司註冊處及百慕達金融管理局對此等文件之內容概不負責。

本公司股份之買賣乃透過中央結算及交收系統進行交收，　閣下應諮詢　閣下之股票經紀或其他持牌證券商、銀行經理、律師、專業會計師或其他專業顧問有關交收安排之詳情，以及該等安排對　閣下享有之權利及權益所構成之影響。



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

建議按於記錄日期每持有一股股份可獲一股發售股份之基準 以每股發售股份4.00港元向合資格股東公開發售 276,183,547股發售股份

及

建議每五股發售股份發行兩份認股權證

公開發售包銷商
VIGOR ONLINE OFFSHORE LIMITED

接納發售股份及支付有關股款之截止時間為二零零八年二月五日星期二下午四時正。接納程序載於本章程第12頁。

股東須注意，倘截至最後終止時間或之前任何時間，發生、出現或執行以下事件：

(i) 包銷協議的保證或其他條文遭違反而Vigor全權認為對公開發售整體而言屬重大者；或

(ii) 倘若任何事件緊接章程日期前出現而並無在章程中披露，則Vigor全權認為對公開發售整體而言屬重大遺漏者；或

(iii) 發現章程所載任何內容失實、不確或誤導而Vigor全權認為屬於重大者；或

(iv) 任何事件、行為或遺漏而導致或可能導致本公司根據包銷協議承擔重大責任者；或

(v) 本集團任何成員公司的業務、財務或經營狀況有不利轉變而Vigor全權認為屬於重大者；或

(vi) 有關或導致以下情況的個別或一連串事件、事宜或狀況：

  (a) 香港或其他司法權區當地、全國、國際、金融、政治、經濟、軍事、行業、財政、監管或股票市場的狀況或氣氛；或
  (b) 香港或其他司法權區推行新法例或現有法例、規則或規定有重大轉變，或法院或其他有關當局對該等法例、規則或規定的詮釋及應用有重大轉變；或
  (c) 香港或其他司法權區發生不可抗力事件，包括但不限於天災、火災、水災、爆炸、戰爭、罷工、停工、國民動亂、干擾、暴亂、公眾騷亂、政府行動、經濟制裁、疫症、恐怖活動或戰鬥升級；或
  (d) 聯交所由於特殊財政狀況或其他原因而全面禁止、暫停或嚴重限制證券買賣；或
  (e) 香港或其他司法權區可能改變稅務或外匯控制（或實施外匯管制）而影響對股份的投資或轉讓，或影響股息的支付；或
  (f) 美國或歐盟（或其成員）對中華人民共和國直接或間接實施經濟制裁；或
  (g) 港元與美國貨幣聯繫制度轉變而Vigor全權認為屬重大轉變；或
  (h) 美元與人民幣（中華人民共和國法定貨幣）的匯率或港元與人民幣的匯率轉變而Vigor全權認為屬重大轉變；或
  (i) 本集團任何成員公司面臨重大訴訟或索償；或
  (j) 香港市況轉變，包括但不限於暫停或嚴重限制證券買賣；

  而Vigor自行認為：

  (1) 現時或日後會或可能會對本集團的整體業務、財務或其他狀況或前景有重大不利影響；或
  (2) 已經、將會或應會對公開發售的成功有重大不利影響；或
  (3) 不應、不適當或不能進行公開發售。

則Vigor可以公開發售包銷商身份合理諮詢本公司後於自行認為恰當時，向本公司發出通知，全權即時終止包銷協議（惟並非其責任）。

除一切有關公開發售的合理成本、酬金、收費及費用外，發出終止通知後，Vigor根據包銷協議（於二零零七年十一月二十一日訂立）須承擔的全部責任將會終止，任何一方均不得就包銷協議（於二零零七年十一月二十一日訂立）所引致或有關的任何事宜或事件向另一方提出索償。倘Vigor行使上述權利，則不會進行公開發售。

謹請注意，本公司股份將按除權基準於二零零八年一月十日開始買賣，倘包銷協議（於二零零七年十一月二十一日訂立）條件屆時仍未達成，則不會進行該等股份買賣。股東務必注意，於所有公開發售條件達成當日（預期為二零零八年二月十一日）前，該等股份會面對公開發售不能成為無條件及不會進行的風險。出售或購買股份的股東或其他人士如有任何疑問，應諮詢其專業顧問。

* *中文名稱僅供識別*

二零零八年一月二十二日

目　錄

預期時間表

公開發售的預期時間表如下：

記錄日期 ....二零零八年一月二十一日星期一

股東特別大會日期 ....二零零八年一月二十一日星期一

公佈股東特別大會結果 ....二零零八年一月二十二日星期二

寄發章程文件 ....二零零八年一月二十二日星期二

恢復辦理股份過戶 ....二零零八年一月二十二日星期二

接納發售股份及支付有關股款之截止時間 .... 二零零八年二月五日星期二
下午四時正

公開發售預期成為無條件 .... 二零零八年二月十一日星期一
下午四時正或之前

於聯交所網站刊登公開發售結果之公佈 ....二零零八年二月十四日星期四或之前

預期寄發已繳足發售股份之
股票及認股權證證書 ....二零零八年二月十八日星期一或之前

已繳足發售股份及認股權證開始買賣 ......二零零八年二月二十日星期三或之前

本章程所載各事項的時間表僅供參考，或會延長或更改，而預期時間表的任何更改會另行公佈知會股東。

惡劣天氣對發售股份接納及付款截止時間的影響

倘出現以下情況，則不會落實發售股份接納及付款的截止時間：

(i) 八號或以上之熱帶氣旋警告訊號；或

(ii) 「黑色」暴雨警告訊號：

- 於二零零八年二月五日中午十二時正前之任何當地時間於香港懸掛，並於該日中午十二時正之後解除，則發售股份接納及付款的最後時限將順延至同一營業日下午五時正；或

- 於二零零八年二月五日中午十二時正至下午四時正期間的任何當地時間於香港懸掛，則發售股份接納及付款的最後時限將改期為下一個於上午九時正至下午四時正期間任何時間並無懸掛上述警告訊號的營業日下午四時正。

倘發售股份接納及付款的最後時限並無於二零零八年二月五日落實，則上述預期時間表內所提及的日期可能受到影響。倘發生該情況，本公司將刊發公佈。

本章程中，除文義另有所指外，以下詞語的涵義如下：

「公佈」	指	本公司於二零零七年十一月三十日刊發的公佈
「聯繫人」	指	上市規則所定義者
「董事會」	指	董事會
「營業日」	指	香港持牌銀行在一般辦公時間全面公開營業的日子，不包括星期六、星期日，亦不包括在上午九時正至下午五時正任何時間香港懸掛8號或以上熱帶氣旋警告訊號或黑色暴雨警告訊號的日子
「細則」	指	本公司細則
「中央結算系統」	指	香港結算設立及經營的中央結算及交收系統
「通函」	指	本公司於二零零七年十二月三十一日刊發有關公開發售、發行認股權證及清洗豁免的通函
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國網絡資本有限公司，於百慕達註冊成立的受豁免有限公司，其股份在聯交所主板上市
「押後公佈」	指	本公司於二零零七年十二月二十一日刊發的押後寄發通函公佈
「董事」	指	本公司董事

「除外股東」	指	記錄日期營業時間結束時名列本公司股東名冊而其登記地址在香港以外的股東，且董事經查詢後認為基於有關地區的法律限制或當地監管機構或證券交易所規定，必須或應當不向其出售發售股份者
「執行理事」	指	證監會企業融資部執行理事或其授權者
「本集團」	指	本公司及其附屬公司
「港元」	指	港元
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「獨立股東」	指	Vigor、與其一致行動人士、其聯繫人以及於包銷協議擁有權益或參與其中的人士以外的股東
「不可撤回承諾」	指	包銷商於二零零七年十一月二十一日所發出有關認購本身配額的106,484,400股發售股份（相等於本公司已發行股本約38.56%）的不可撤回承諾
「截止接納時間」	指	二零零八年二月五日（或本公司與包銷商書面協定並且在章程文件列明為有關發售股份最後接納日期的其他日期）下午四時正

「最後可行日期」	指	二零零八年一月十七日，即本章程付印前確定其中所載若干資料的最後可行日期
「最後終止時間」	指	緊隨截止接納時間後第二個營業日下午四時正
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「發售股份」	指	根據公開發售按認購價配發及發行的276,183,547股本公司股份
「公開發售」	指	公開出售發售股份的建議，於記錄日期合資格股東每持有一股股份可獲一股發售股份
「寄發日期」	指	二零零八年一月二十二日（或本公司與包銷商書面協定的其他日期），即向合資格股東（及除外股東，惟僅供參考）寄發章程文件的日期
「中國」	指	中華人民共和國
「章程」	指	本公司將向合資格股東發出的本章程，載有（其中包括）公開發售的詳情
「章程文件」	指	有關公開發售的章程及申請表格
「合資格股東」	指	記錄日期營業時間結束時名列本公司股東名冊的股東，除外股東除外

「記錄日期」	指	二零零八年一月二十一日，即確定公開發售的股東配額日期
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東特別大會」	指	於二零零八年一月二十一日舉行的本公司股東特別大會，以批准公開發售、發行認股權證、清洗豁免及授出特別授權
「股份」	指	本公司已發行股本每股面值0.01港元的普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	發售股份的認購價，每股發售股份4.00港元
「收購守則」	指	香港公司收購及合併守則
「包銷商」	指	Vigor
「包銷協議」	指	本公司與包銷商於二零零七年十一月二十一日所訂立有關公開發售的包銷協議
「Vigor」	指	Vigor Online Offshore Limited，於英屬處女群島註冊的有限公司，為本公司的控權股東。Vigor為China Spirit Limited的全資附屬公司，該公司屬莊舜而女士全資擁有，而董事則為莊舜而及Fong Ting。Vigor的最終實益擁有人為莊舜而女士，其董事為莊舜而及王炳忠

「認股權證」	指	本公司將根據發行認股權證而發行有關發售股份的110,473,419份認股權證
「發行認股權證」	指	合資格股東成功認購每五股發售股份可獲發行兩份認股權證，其持有人可按暫定認購價每份認股權證8.00港元認購新股份
「清洗豁免」	指	根據收購守則第26條豁免附註1，豁免包銷商及與其一致行動人士因包銷協議及不可撤回承諾的交易而須根據收購守則第26條提出收購包銷商或與其一致行動人士未擁有或未同意收購的所有已發行股份的強制全面收購建議責任



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

執行董事：
莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事：
勞偉安先生
劉紹基先生
張健先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者：

建議按於記錄日期每持有一股股份可獲一股發售股份之基準
以每股發售股份4.00港元向合資格股東公開發售
276,183,547股發售股份

及

建議每五股發售股份發行兩份認股權證

緒言

請參閱本公司分別於二零零七年十一月三十日、二零零七年十二月二十一日及二零零七年十二月三十一日刊發有關公開發售、發行認股權證及清洗豁免的公佈、押後公佈及通函。

* *中文名稱僅供識別*

本公司於二零零七年十一月三十日公佈，本公司建議按於記錄日期每持有一股股份可獲一股發售股份之基準，以公開發售形式按每股發售股份4.00港元的認購價發行276,183,547股發售股份，籌集不少於約1,104,700,000港元（未扣除開支）。於通函日期，本公司擁有276,183,547股已發行股本。

本公司亦建議在合資格股東每成功認購五股發售股份時發行兩份記名認股權證。基於根據公開發售將發行276,183,547股發售股份計算，本公司將發行共110,473,419份認股權證，賦予其持有人認購相同數目的權利。

Vigor已向執行理事申請清洗豁免，惟須待獨立股東於股東特別大會以投票表決方式批准方可作實。於二零零八年一月二十一日舉行的股東特別大會，獨立股東已正式通過批准公開發售、發行認股權證及清洗豁免的普通決議案。有關公開發售、發行認股權證及清洗豁免的決議案以投票表決方式決議。Vigor、其一致行動人士及於包銷協議及清洗豁免中擁有權益或參與其中的人士已就有關公開發售、發行認股權證及清洗豁免的決議案放棄投票。

本章程旨在進一步向股東提供有關公開發售、發行認股權證及清洗豁免，以及本公司若干財務及其他資料。

建議公開發售

二零零七年十一月二十一日，本公司與包銷商就公開發售訂立包銷協議，公開發售的其他詳情載列如下：

發行統計數字

公開發售準則：	於記錄日期合資格股東每持有一股股份可獲一股發售股份
認購價：	每股發售股份4.00港元
於最後可行日期已發行股份數目：	276,183,547股股份

將發行的發售股份數目：	276,183,547股發售股份
Vigor以股東身份承諾認購的發售股份數目：	106,484,400股發售股份
Vigor以包銷商身份全部包銷的發售股份數目：	169,699,147股發售股份

於最後可行日期，本公司概無可轉換或交換成股份而尚未行使的可換股衍生工具、購股權或認股權證及兑換權或其他同類權利。

公開發售的條款

發售股份認購價

每股發售股份認購價4.00港元，須於申請認購發售股份時繳足。

認購價較：

(i) 緊接公佈日期前股份最後交易日（即二零零七年十一月二十一日）在聯交所每股股份收市價6.55港元折讓約38.93%；

(ii) 緊接公佈日期前股份最後五個交易日在聯交所每股股份平均收市價6.76港元折讓約40.83%；

(iii) 緊接公佈日期前股份最後十個交易日在聯交所每股股份平均收市價6.735港元折讓約40.61%；

(iv) 截至二零零六年十二月三十一日止年度本公司經審核綜合帳目所示每股資產淨值8.48港元折讓約52.83%；及

(v) 根據緊接公佈日期前股份最後交易日(即二零零七年十一月二十一日)在聯交所每股股份收市價計算的每股股份理論除權價約5.275港元折讓約24.17%。

附註:理論除權價根據以下算式計算:

$$\frac{(1 \times \text{二零零七年十一月二十一日收市價}) + (1 \times \text{認購價})}{1+1}$$

(vi) 於最後可行日期在聯交所每股股份收市價4.00港元並無溢價或折讓。

認購價乃參考股份現行市價釐定。董事認為認購價及公開發售條款屬公平合理,且符合股東的整體利益。

發售股份的權利

發售股份於配發、發行及繳足後將在各方面與已發行股份享有相同權利。該等發售股份持有人可於配發及發行繳足發售股份當日或之後收取全部日後宣派、作出或派付的股息及分派。在香港,買賣繳足發售股份須繳交印花稅。

合資格股東

公開發售僅供合資格股東參與。本公司將寄發(i)章程文件予合資格股東;及(ii)本章程予除外股東,惟僅供參考。股東須於記錄日期登記成為本公司股東,方合資格參與公開發售:

(i) 於本公司股東名冊登記;及

(ii) 非除外股東。

暫停辦理股東登記

本公司於二零零八年一月十四日至二零零八年一月二十一日期間（包括首尾兩日）暫停辦理股東登記，以確認參與公開發售的資格，期間不會登記股份過戶。

接納程序

本章程附有申請表格，供合資格股東接納與其申請表格所示保證配發數目相同或較少的發售股份。合資格股東務必注意，彼等可接納任何數目的發售股份，惟僅獲保證配發申請表格所載配額 。合資格股東如欲接納隨附申請表格所示保證獲配發的發售股份或欲接納較保證配額為少的發售股份，則須按申請表格上的指示填妥及簽署申請表格，並連同接納暫定配發予有關合資格股東的發售股份數目應付的全數款項於二零零八年二月五日星期二下午四時正（香港時間）前送達香港灣仔皇后大道東28號金鐘匯中心26樓本公司過戶處卓佳登捷時有限公司。**所有款項須以港元支付，而支票的過戶銀行戶口須於香港持牌銀行設立，如為銀行本票，則須由香港持牌銀行發出，並註明抬頭人為「COL Capital Limited－Open Offer Account」及以「只准入抬頭人帳戶」方式劃線。**

謹請留意，除非申請表格及適當款項已於二零零八年二月五日星期二下午四時正前送達本公司過戶處，否則保證配額及一切相關權利將視為已遭放棄而註銷。

申請表格載有一切有關合資格股東如擬申請有別於保證配額的股份數目時須依從的程序資料。

所有支票或銀行本票將於收到後兑現，而有關款項的所得利息（如有）將歸本公司所有。若支票或銀行本票未能於首次過戶時兑現，有關的申請表格將不獲受理，而保證配額及一切相關權利將視為已遭放棄而註銷。

申請表格僅供以上所示人士使用，不得轉讓。

不會就收到的接納款項發出收據。

並無額外發售股份可供申請

合資格股東不可申請超過本身配額的發售股份。

根據包銷協議，Vigor須認購未獲認購的發售股份，而其他股東除認購本身的配額外，不得進一步參與公開發售。由於公開發售的條款乃為鼓勵合資格股東認購彼等各自獲保證配發的公開發售股份，故認購價較股份現行市價折讓，對合資格股東有相當吸引力，董事相信大部分合資格股東將會申請及付款認購各自獲保證配發的發售股份及認股權證。故此，發售股份及認股權證可供額外申請的機會估計極微，並無額外申請安排對合資格股東並不重要。董事相信並無額外申請安排乃公平合理，符合獨立股東利益。本公司並無已宣派但尚未支付的股息或其他分派。

發售股份的股票

在下文「公開發售的條件」一節所列公開發售的條件達成（或豁免）的情況下，預期於二零零八年二月十八日或之前向申請發售股份並已付款的股東發出所有發售股份的股票，郵誤風險由彼等承擔。

申請上市

本公司已向聯交所上市委員會申請批准發售股份上市及買賣。在香港買賣發售股份須繳納印花稅。

倘發售股份獲批准在聯交所上市及買賣，將獲香港結算接納為合資格證券，可自發售股份在聯交所開始買賣日期或香港結算選擇的任何其他日期起在中央結算系統內存放、結算及交收。聯交所參與者之間於任何交易日的交易須在該日後的第二個交易日在中央結算系統中進行。所有於中央結算系統進行的活動皆受其不時生效的中央結算系統一般規則及中央結算系統運作程序規則限制。

零碎發售股份

本公司不會發行零碎發售股份。所有零碎發售股份會集合出售，所得歸本公司所有。

除外股東的權利

章程文件並無根據香港及百慕達以外司法權區的適用證券法例登記及／或存檔。

經審閱於最後可行日期的股東名冊，本公司獲悉9名股東的地址位於英國、瑞士、馬來西亞、新加坡、德國、科隆、西班牙及泰國。本公司已就能否將公開發售擴大至海外股東的可行性諮詢法律顧問，且根據有關回覆，董事認為(i)適宜向英國、馬來西亞、瑞士、新加坡及泰國的海外股東提呈公開發售；及(ii)不適宜向德國、科隆及西班牙的海外股東提呈經修訂公開發售。故此，公開發售不會擴大至註冊地址為德國、科隆及西班牙的海外股東，但會包括註冊地址為英國、馬來西亞、瑞士、新加坡及泰國的海外股東。

本公司會向合資格股東寄出章程文件及向除外股東寄出本章程（僅供參考），惟不會寄出申請表格。

稅項

合資格股東如對認購、持有、出售或買賣發售股份的稅務影響有任何疑問，應諮詢彼等的專業顧問。謹此強調，本公司、董事或其他參與公開發售的人士概不會就合資格股東認購、持有、出售或買賣發售股份所產生的稅項或債項負責。

包銷安排

包銷協議

日期:	二零零七年十一月二十一日
包銷商:	Vigor
包銷發售股份數目:	合共276,183,547股發售股份其中169,699,147股發售股份，即Vigor根據不可撤回承諾將認購的106,484,400股發售股份以外的發售股份
佣金:	Vigor不會收取包銷佣金

不可撤回承諾

於最後可行日期，Vigor直接或間接擁有106,484,400股股份，佔本公司已發行股本約38.56%。Vigor由Vigor董事兼本公司主席莊舜而女士間接全資擁有。根據不可撤回承諾，Vigor已不可撤回地承諾認購其公開發售的全部配額，即106,484,400股發售股份。

包銷協議

根據包銷協議，Vigor已有條件同意，按照包銷協議的條款及條件，全數包銷未獲股東認購的發售股份餘額。

終止包銷協議

倘截至最後終止時間或之前任何時間，以下事件發生、出現或生效：

(i) 包銷協議的保證或其他條文遭違反而Vigor全權認為對公開發售整體而言屬重大者；或

(ii) 倘若任何事件在章程日期前出現而並無在章程中披露，則Vigor全權認為對公開發售整體而言屬重大遺漏者；或

(iii) 發現章程所載任何內容失實、不確或誤導而Vigor全權認為屬於重大者；或

(iv) 任何事件、行為或遺漏導致或可能導致本公司根據包銷協議承擔重大責任者；或

(v) 本集團任何成員公司的業務、財務或經營狀況有不利轉變而Vigor全權認為屬於重大者；或

(vi) 有關或導致以下情況的個別或一連串事件、事宜或狀況：

(a) 香港或其他有關司法權區當地、全國、國際、金融、政治、經濟、軍事、工業、財政、監管或股票市場的狀況或氣氛；或

(b) 香港或其他有關司法權區推行新法例或現有法例、法規或規定有重大轉變，或法院或其他主管當局對該等法例、法規或規定的詮釋及應用有重大轉變；或

(c) 香港或其他有關司法權區發生不可抗力事件，包括但不限於天災、火災、水災、爆炸、戰爭、罷工、停工、國民動亂、干擾、暴亂、公眾騷亂、政府行動、經濟制裁、疫症、恐怖活動或敵對行為升級；或

(d) 聯交所由於特殊財政狀況或其他原因而全面禁止、暫停或嚴重限制證券買賣；或

(e) 香港或其他有關司法權區可能改變稅務或外匯控制（或實施外匯管制）而影響對股份的投資或轉讓，或影響股息的支付；或

(f) 美國或歐盟（或其成員）以任何形式對中華人民共和國直接或間接實施經濟制裁；或

(g) 港元與美國貨幣聯繫制度轉變而Vigor全權認為屬重大轉變；或

(h) 美元與人民幣（中華人民共和國法定貨幣）的匯率或港元與人民幣的匯率轉變而Vigor全權認為屬重大轉變；或

(i) 本集團任何成員公司面臨重大訴訟或索償；或

(j) 香港市況轉變，包括但不限於暫停或嚴重限制證券買賣；

而Vigor自行認為：

(1) 現時或日後會或可能會對本集團的整體業務、財務或其他狀況或前景有重大不利影響；或

(2) 已經、將會或預期會對公開發售的成功有重大不利影響；或

(3) 不應、不適當或不能進行公開發售。

則Vigor可以公開發售包銷商身份合理諮詢本公司後自行認為恰當時，向本公司發出通知，全權即時終止包銷協議（惟並非其責任）。

除一切有關公開發售的合理成本、酬金、收費及費用外，發出終止通知後，Vigor根據包銷協議須承擔的全部責任將會終止，任何一方均不得就包銷協議所引致或與之有關的任何事宜或事件向另一方提出索償。倘Vigor行使上述權利，則不會進行公開發售。

包銷協議條件

於本章程派發前，包銷協議須達成的多項條件經已達成（包銷協議須達成的所有條件詳情請參考通函）。

本公司仍須於截止接納時間或之前承擔本身的責任，包銷協議方可作實。

倘截至包銷協議所述各日期或Vigor與本公司協定的其他日期，任何上述條件（包括首尾兩項條件）仍未達成（或獲Vigor豁免），則公開發售將會取消而不會進行。

公開發售的條件

除其他條件外，公開發售亦須待Vigor根據包銷協議所承擔的責任成為無條件，且在Vigor或本公司並無根據上文「包銷安排」一節「終止包銷協議」分節所述的條款及條件終止包銷協議的情況下方可作實。

倘若包銷協議未能成為無條件或遭終止，則不會進行公開發售。本公司股東及有意投資者買賣股份時謹請審慎行事。

發行認股權證

本公司亦建議合資格股東每成功認購五股發售股份可獲發行兩份認股權證，其持有人行使一份認股權證可按每股8.00港元的暫定認購價（或須調整）認購新股份。

認股權證條款

年期：	發行日期起計三年
面值：	每份面值8.00港元
換股權：	認股權證持有人可在換股期隨時將全部或部分認股權證兑換為股份（所有零碎認股權證不會發行，但會集合出售，所得利益歸本公司所有）
換股期：	二零零八年二月二十日至二零一一年二月十九日
暫定換股價：	每股8.00港元
轉讓：	可自由轉讓
每手買賣單位：	4,000份
預計開始買賣日期：	二零零八年二月二十日

本公司將向聯交所申請認股權證及因行使認股權證而發行的股份上市買賣。認股權證每手買賣單位為4,000份。

於最後可行日期，本公司並無其他已發行認股權證。

待認股權證及因行使認股權證所附認購權而可能發行的股份獲准於聯交所上市及買賣，以及符合香港結算的股份收納規定後，認股權證及因行使認股權證所附認購權而可能發行的股份將獲香港結算接納為合資格證券，由認股權證開始於聯交所買賣日期或香港結算釐定的任何其他日期起在中央結算系統內存放、結算及交收。聯交所參與者之間於任何交易日的交易須在該日後的第二個交易日在中央結算系統中進行。所有於中央結算系統進行的活動皆受其不時生效的中央結算系統一般規則及中央結算系統運作程序規則限制。

根據公開發售發行276,183,547股發售股份計算，將發行合共110,473,419份認股權證，其持有人可認購同等數目的股份，相等於發行認股權證當時及公開發售完成當時的本公司已發行股本約20%。

根據上市規則，董事確認本公司會確保認股權證開始在聯交所買賣時（即二零零八年二月二十日）會有不少於300名認股權證持有人。

認股權證認購價

認股權證持有人可以暫定認購價每股8.00港元（或須調整）行使認股權證認購新股份。認購價8.00港元較：

(i) 緊接公佈日期前股份最後交易日（即二零零七年十一月二十一日）在聯交所每股股份收市價6.55港元高出約22.14%；

(ii) 緊接公佈日期前股份最後五個交易日在聯交所每股股份平均收市價6.76港元高出約18.34%；

(iii) 緊接公佈日期前股份最後十個交易日在聯交所每股股份平均收市價6.735港元高出約18.78%；

(iv) 截至二零零六年十二月三十一日止年度本公司經審核綜合帳目所示每股資產淨值8.48港元折讓約5.66%；及

(v) 於最後可行日期在聯交所每股股份收市價4.00港元高出100%。

認購價乃參考股份現行市價釐定。董事認為認購價及認股權證條款公平合理，且符合本公司與股東的整體利益。

認股權證證書

倘上文「公開發售的條件」一節所述公開發售的條件獲達成或豁免，則預期於二零零八年二月十八日或之前向已申請並已付發售股份款項的股東寄發認股權證證書，郵誤由收件人承擔。

發行認股權證以完成公開發售為條件。

公開發售的理由及所得款項用途

董事認為公開發售為本集團集資以加強股本基礎及改善財政狀況的良機。

完成公開發售後，估計公開發售所得款項約為1,104,700,000港元（未扣除開支）。其他開支主要包括支付予胡百全律師事務所的法律費用、支付予德勤•關黃陳方會計師行的會計師費用及支付予優越財經印刷有限公司的印刷費用，合共約為3,000,000港元。本公司擬將公開發售估計所得款項淨額約1,101,700,000港元用作償還借貸及投資或於有機會時全數用作投資。本公司目前並無投資項目計劃。

公開發售估計費用約3,000,000港元，將由本公司支付。

買賣股份的風險警告

根據預期時間表，股份已於二零零八年一月十日起以除權方式買賣。倘若Vigor終止包銷協議，或包銷協議任何條件未能達成（或不獲Vigor豁免），則不會進行公開發售。任何人士買賣除權股份會因此承擔包銷協議未必成為無條件及公開發售未必進行的風險。

現時直至包銷協議成為無條件的期間有意買賣股份的股東或其他人士，如對本身情況有任何疑問，請徵詢本身之專業顧問意見。

股東及有意投資者買賣股份時務請審慎行事。

本公司股權架構變更

下表載列本公司因公開發售及發行認股權證的股權架構變更：

	於本章程日期		公開發售完成當時且假設所有股東認購全部配額		公開發售完成當時且假設所有股東認購全部配額及悉數行使認股權證		公開發售完成當時且假設概無合資格股東認購配額		公開發售完成當時且假設概無合資格股東認購配額及悉數行使認股權證	
	股份數目	股權(%)	股份數目	股權(%)	股份數目	股權(%)	股份數目	股權(%)	股份數目	股權(%)
Vigor及與其一致行動人士	106,484,400	38.56	212,968,800	38.56	255,562,560	38.56	382,667,947	69.28	493,141,366	74.40
公眾股東	169,699,147	61.44	339,398,294	61.44	407,277,953	61.44	169,699,147	30.72	169,699,147	25.60
合計	276,183,547	100.00	552,367,094	100.00	662,840,513	100.00	552,367,094	100.00	662,840,513	100.00

公開發售完成當時及假設悉數行使認股權證，倘無合資格股東接納所獲數目的發售股份，則Vigor將仍為本公司控權股東。Vigor將因此擁有本公司經完成公開發售而擴大的已發行股本約69.28%，及因完成公開發售及悉數行使認股權證而經擴大的本公司已發行股本約74.40%。

本公司有意於公開發售完成及發行認股權證後維持股份上市。因此，本公司承諾在公開發售完成及發行認股權證後，將採取必要之適當措施，一直保持或恢復股份的公眾持股量不低於規定水平。

本公司於公佈日期前六個月的股份買賣

本公司於公佈前六個月直至及包括最後可行日期期間透過聯交所場內交易以總購買價16,500,170港元合共購回2,776,000股股份，最近一次的購回活動於二零零七年八月八日進行，以總代價237,670港元購回36,000股股份。本公司已就購回股份向聯交所申報，購回股份已註銷，本公司已發行股本面值亦相應減少。

本公司於過去六個月購回股份乃根據本公司股東批准的一般授權進行，以增加本集團每股資產淨值及盈利，對股東整體有利。

執行理事於二零零七年十二月四日頒佈裁決，裁定就收購守則附表六第3(a)節而言，本公司購回股份的決定並非不合資格交易。

除上文所披露者外，Vigor或其一致行動人士概無於公佈日期前六個月直至及包括最後可行日期期間買賣本公司證券以獲取價值。

清洗豁免

於最後可行日期，Vigor合共持有106,484,400股股份，佔本公司已發行股本約38.56%。

倘概無合資格股東(Vigor除外)認購任何公開發售的發售股份,並於記錄日期或之前並無行使認股權證,則Vigor同意根據包銷協議認購公開發售中未獲認購的169,699,147股發售股份。因此,由Vigor承諾包銷公開發售的發售股份最高數額會導致Vigor及與其一致行動人士持有的本公司股權比率由本公司現有已發行股本的38.56%增至本公司經發行發售股份擴大的已發行股本69.28%,並促使彼等根據收購守則第26條提出強制性收購建議,收購本公司發行但尚未由Vigor與其一致行動人士持有的全部已發行股份。除Vigor須包銷公開發售發售股份的責任外,本公司與Vigor概無就股份或Vigor的股份作出任何對公開發售及清洗豁免有重大影響的其他安排(不論以購股權、彌償或其他方式進行)。

倘股東並無認購保證配額,完成後,Vigor與其一致行動人士將可能持有本公司經擴大已發行股本超過50%。因此,包銷商及與其一致行動人士或會增加本公司的持股量而無須根據收購守則第26條進一步提出全面收購。

Vigor已向執行理事申請清洗豁免,惟清洗豁免須待獨立股東於股東特別大會以投票表決形式批准後方可作實。

Vigor的資料及意向

Vigor由Vigor董事兼本公司主席莊舜而女士間接全資擁有,持有106,484,400股股份,相當於在最後可行日期本公司已發行股本約38.56%。

Vigor擬讓本集團繼續現行業務,且包銷商無意對其業務作出重大改變,包括重新部署本公司固定資產。Vigor擬繼續僱用本集團僱員。

要求進行投票表決的程序

根據本公司細則第70條，提呈大會投票表決的決議案須以舉手方式表決，惟（在宣佈舉手投票結果之前或當時，或任何其他進行投票表決之要求被撤銷時）由以下人士要求進行投票表決除外：

(i) 大會主席；或

(ii) 最少三名當時可於大會上投票並親身出席之股東（倘股東為公司，則其正式授權代表）或其受委代表；或

(iii) 一名或多名佔所有可於大會上投票股東總票權不少於十分之一且親身出席之股東（倘股東為公司，則其正式授權代表）或其受委代表；或

(iv) 一名或多名持有可在大會投票的本公司股份佔所有可於大會投票股份的已繳股本總額不少於十分之一而親身出席之股東（倘股東為公司，則其正式授權代表）或其受委代表。

其他資料

本公司主要業務為投資控股，透過附屬公司經營證券買賣及投資、提供財務服務、物業投資及策略投資。

閣下亦務請注意本章程附錄所載的其他資料。

此 致

合資格股東及
（僅供參考）除外股東 台照

代表董事會
中國網絡資本有限公司
主席
莊舜而
謹啓

二零零八年一月二十二日

1. 財務資料概要

下文所載本集團截至二零零六年十二月三十一日止三年度之經審核綜合收益表及綜合資產負債表概要乃摘錄自本公司截至二零零六年十二月三十一日止過去三個年度已刊發相關年報。由於本集團在二零零五年採納新香港財務報告準則，故重列若干財務資料以符合本集團於二零零四年採納之新會計政策。

德勤•關黃陳方會計師行就本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三年度各年的經審核綜合財務報表發出的會計師報告並無任何保留意見。本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三年度各年概無其他額外項目或非經常性項目。

綜合收益表

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
營業額	1,229,840	223,086	847,491
銷售流動電話	67,098	66,309	237,205
租金收入	3,801	2,723	2,444
	70,899	69,032	239,649
銷售成本	(65,493)	(62,541)	(203,533)
毛利	5,406	6,491	36,116
上市投資之股息收入	17,717	11,706	10,927
應收貸款之利息收入	9,071	11,693	11,874
佣金收入	–	–	3,854
投資之溢利淨額	801,269	79,562	173,396
其他收入	22,445	14,950	13,158
分銷成本	(4,655)	(6,060)	(11,702)
行政支出	(64,307)	(27,705)	(40,389)
其他支出	(988)	(136)	(547)
融資成本	(10,897)	(1,571)	(530)
出售一間聯營公司之溢利	1,740	–	–
出售一間附屬公司之溢利	–	3,544	–
投資物業公允價值之變動	6,856	11,360	5,540
樓宇之重估盈餘	387	773	1,704
除税前溢利	784,044	104,607	203,401
税項支出	(11,527)	(99)	(127)
本年度溢利	772,517	104,508	203,274

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
以下應佔:			
本公司權益持有人	772,468	104,511	203,274
少數股東權益	49	(3)	–
	772,517	104,508	203,274
股息			
－已付股息	14,280	15,060	17,876
－建議股息	11,280	11,879	12,070
每股盈利			
－基本	2.67港元	0.35港元	0.58港元
每股股息	5.0港仙	5.0港仙	5.0港仙

綜合資產負債表

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元* (重列)
非流動資產			
投資物業	81,589	136,526	44,640
物業、廠房及設備	4,712	51,825	3,884
預付租賃款項	2,424	2,483	2,542
於一間聯營公司之投資	–	–	–
證券投資	–	–	313,919
可供出售投資	557,375	171,633	–
貸款票據	50,476	86,805	–
可轉換債券	6,626	–	–
其他非流動資產	–	–	528
	703,202	449,272	365,513
流動資產			
持作出售之存貨－製成品	1,471	1,495	9,626
證券投資	–	–	709,854
持作買賣之投資	1,690,510	886,464	–
應收一位少數股東款項	–	4,805	–
應收賬項、按金及預付款項	33,708	12,501	28,405
應收貸款	123,598	74,429	103,018
可收回税項	3,543	–	–
已抵押銀行存款	–	10,526	15,182
銀行結餘及現金	58,007	16,819	32,265
	1,910,837	1,007,039	898,350
分類為待售之資產	134,419	–	–
	2,045,256	1,007,039	898,350
流動負債			
應付賬項及應計費用	55,480	41,176	32,383
客戶訂金及預收款項	31,283	2,713	3,513
其他借貸	170,100	100,986	–
應付税項	15,657	4,315	4,315
	272,520	149,190	40,211
分類為待售資產之有關負債	60,044	–	–
	332,564	149,190	40,211
流動資產淨值	1,712,692	857,849	858,139
	2,415,894	1,307,121	1,223,652

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
			(重列)
資本及儲備			
股本	2,829	2,975	3,018
儲備	2,396,218	1,281,957	1,220,634
本公司權益持有人應佔權益	2,399,047	1,284,932	1,223,652
少數股東權益	16,847	16,798	–
權益總額	2,415,894	1,301,730	1,223,652
非流動負債			
遞延稅項負債	–	5,391	–
	2,415,894	1,307,121	1,223,652

2. 本集團截至二零零六年十二月三十一日止年度的經審核綜合財務報表

以下為本集團截至二零零六年十二月三十一日止年度的經審核財務報表及財務報表附註，乃摘錄自本公司二零零六年年報：

綜合收益表
截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	6	1,229,840	223,086
銷售流動電話		67,098	66,309
租金收入		3,801	2,723
		70,899	69,032
銷售成本		(65,493)	(62,541)
毛利		5,406	6,491
上市投資之股息收入		17,717	11,706
應收貸款之利息收入		9,071	11,693
投資之溢利淨額	8	801,269	79,562
其他收入	9	22,445	14,950
分銷成本		(4,655)	(6,060)
行政支出		(64,307)	(27,705)
其他支出		(988)	(136)
融資成本	10	(10,897)	(1,571)
出售一間聯營公司之溢利		1,740	–
出售一間附屬公司之溢利	40	–	3,544
投資物業按公允價值之變動		6,856	11,360
樓宇之重估盈餘		387	773
除税前溢利		784,044	104,607
税項支出	12	(11,527)	(99)
本年度溢利	13	772,517	104,508
以下應佔：			
本公司權益持有人		772,468	104,511
少數股東權益		49	(3)
		772,517	104,508
股息	14		
－已付股息		14,280	15,060
－建議股息		11,280	11,879
每股盈利	15		
－基本		2.67港元	0.35港元

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
投資物業	16	81,589	136,526
物業、廠房及設備	17	4,712	51,825
預付租賃款項	18	2,424	2,483
於一間聯營公司之投資		–	–
可供出售投資	19	557,375	171,633
貸款票據	20	50,476	86,805
可轉換債券	21	6,626	–
		703,202	449,272
流動資產			
持作出售之存貨－製成品		1,471	1,495
持作買賣之投資	22	1,690,510	886,464
應收一位少數股東款項	23	–	4,805
應收賬項、按金及預付款項	24	33,708	12,501
應收貸款	25	123,598	74,429
可收回稅項		3,543	–
有抵押銀行存款	26	–	10,526
銀行結餘及現金	26	58,007	16,819
		1,910,837	1,007,039
分類為待售之資產	27	134,419	–
		2,045,256	1,007,039

	附註	二零零六年 千港元	二零零五年 千港元
流動負債			
應付賬項及應計費用	28	55,480	41,176
客戶訂金及預收款項		31,283	2,713
其他借貸	29	170,100	100,986
應付税項		15,657	4,315
		272,520	149,190
分類為待售資產之相關負債	27	60,044	–
		332,564	149,190
流動資產淨值		1,712,692	857,849
		2,415,894	1,307,121
資本及儲備			
股本	30	2,829	2,975
儲備		2,396,218	1,281,957
本公司權益持有人應佔之權益		2,399,047	1,284,932
少數股東權益		16,847	16,798
權益總額		2,415,894	1,301,730
非流動負債			
遞延税項負債	31	–	5,391
		2,415,894	1,307,121

綜合權益變動表

截至二零零六年十二月三十一日止年度

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	總額	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,261
可供出售投資公允價值之變動	-	-	-	(3,684)	-	-	-	(3,684)	-	(3,684)
因換算海外附屬公司之財務報表所產生之差異	-	-	-	-	-	472	-	472	-	472
直接於權益確認之淨(支出)收入	-	-	-	(3,684)	-	472	-	(3,212)	-	(3,212)
本年度溢利	-	-	-	-	-	-	104,511	104,511	(3)	104,508
本年度確認收入及(支出)總額	-	-	-	(3,684)	-	472	104,511	101,299	(3)	101,296
收購一間附屬公司時所產生*(附註39)*	-	-	-	-	-	-	-	-	11,996	11,996
少數股東之資本貢獻	-	-	-	-	-	-	-	-	4,805	4,805
已付股息	-	-	-	-	-	-	(15,060)	(15,060)	-	(15,060)
股份購回	(43)	(5,525)	-	-	43	-	(43)	(5,568)	-	(5,568)
於二零零五年十二月三十一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	427,864	-	-	-	427,864	-	427,864
樓宇重估盈餘	-	-	210	-	-	-	-	210	-	210
因換算海外附屬公司之財務報表所產生之差異	-	-	-	-	-	499	-	499	-	499
直接於權益確認之淨收入	-	-	210	427,864	-	499	-	428,573	-	428,573
轉移至出售可供出售投資之溢利或虧損	-	-	-	(26,268)	-	-	-	(26,268)	-	(26,268)
本年度溢利	-	-	-	-	-	-	772,468	772,468	49	772,517
本年度確認收入總額	-	-	210	401,596	-	499	772,468	1,174,773	49	1,174,822
已付股息	-	-	-	-	-	-	(14,280)	(14,280)	-	(14,280)
股份購回*(附註30)*	(146)	(46,232)	-	-	146	-	(146)	(46,378)	-	(46,378)
於二零零六年十二月三十一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
經營業務			
除税前溢利		784,044	104,607
調整項目：			
利息收入		(11,013)	(14,837)
物業、廠房及設備之折舊		389	617
存貨減值		1,070	92
利息支出		10,897	1,571
預付租賃款項之攤銷		59	59
出售一間聯營公司之溢利		(1,740)	–
衍生工具之已變現溢利淨額		(1,594)	(1,464)
出售可供出售投資之變現溢利		(26,268)	–
持作買賣投資按公允價值之變動		(439,498)	(61,506)
貸款票據提早贖回的折價		3,962	1,000
投資物業按公允價值之變動		(6,856)	(11,360)
樓宇之重估盈餘		(387)	(773)
出售一間附屬公司之溢利		–	(3,544)
營運資金變動前之經營現金流量		313,065	14,462
存貨（增加）減少		(1,046)	8,039
持作買賣投資增加		(362,954)	(122,997)
應收賬項、按金及預付款項（增加）減少		(21,822)	16,404
應收貸款（增加）減少		(49,169)	1,078
應付賬項及應計費用增加（減少）		38,920	(42,876)
客戶訂金及預收款項增加（減少）		58,597	(800)
經營業務之現金流出		(24,409)	(126,690)
已付利息		(10,897)	(1,571)
已付税款		(3,718)	(100)
經營業務之現金流出淨額		(39,024)	(128,361)

	附註	二零零六年 千港元	二零零五年 千港元
投資業務			
出售可供出售投資所得款項		42,122	–
贖回貸款票據所得款項淨額		39,503	59,000
有抵押銀行存款減少		10,526	4,656
已收利息		3,877	4,888
出售一間聯營公司所得款項		1,740	–
購買投資物業		(19,114)	–
購買可轉換債券		(6,626)	–
購買物業、廠房及設備		(101)	(88)
出售一項投資物業所得款項		–	100
購買可供出售投資		–	(7,760)
收購一間附屬公司	39	–	(30,971)
出售一間附屬公司	40	–	3,544
投資業務之現金流入淨額		71,927	33,369
融資業務			
新增貸款		1,451,630	151,048
償還貸款		(1,382,516)	(50,062)
股份購回		(46,378)	(5,568)
已付股息		(14,280)	(15,060)
融資業務之現金流入淨額		8,456	80,358
現金及現金等值增加(減少)淨額		41,359	(14,634)
外幣滙率轉變之影響		(171)	(812)
年初之現金及現金等值		16,819	32,265
年終之現金及現金等值， 代表銀行結餘及現金		58,007	16,819

綜合財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點已披露於本年報第2頁。

本綜合財務報表以港幣呈列，與本公司之功能貨幣相同。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註41。

2. 新訂及修訂香港財務報告準則之應用（「香港財務報告準則」）

於本年度，本集團首次採用由香港會計師公會（「香港會計師公會」）新頒佈之多條新準則、修訂及詮釋（「新香港財務報告準則」），該等準則適用於二零零五年十二月一日或以後、或二零零六年一月一日或以後開始之會計期間。採納新香港財務報告準則對本會計期間或以往會計期間本集團之業績及財務狀況之編製及呈列方式並無重大影響，因而毋須作出以往年度調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂或詮釋。本公司董事預期，採用該等新準則、修訂或詮釋對本集團業績及財務狀況並無任何重大影響。

香港會計準則第1號（修訂）	資本披露[1]
香港財務報告準則第7號	財務工具：披露[1]
香港財務報告準則第8號	營業分類[2]
香港（國際財務報表詮釋委員會）－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法[3]
香港（國際財務報表詮釋委員會）－詮釋第8號	香港財務報告準則第2號的範圍[4]
香港（國際財務報表詮釋委員會）－詮釋第9號	重新評估嵌入式衍生工具[5]
香港（國際財務報表詮釋委員會）－詮釋第10號	中期財務報告及減值[6]
香港（國際財務報表詮釋委員會）－詮釋第11號	香港財務報告準則第2號：集團及庫存股份交易[7]
香港（國際財務報表詮釋委員會）－詮釋第12號	服務經營權安排[8]

[1] *於二零零七年一月一日或之後開始之會計期間生效。*

[2] *於二零零九年一月一日或之後開始之會計期間生效。*

[3] *於二零零六年三月一日或之後開始之會計期間生效。*

[4] *於二零零六年五月一日或之後開始之會計期間生效。*

[5] *於二零零六年六月一日或之後開始之會計期間生效。*

[6] *於二零零六年十一月一日或之後開始之會計期間生效。*

[7] *於二零零七年三月一日或之後開始之會計期間生效。*

[8] *於二零零八年一月一日或之後開始之會計期間生效。*

3. 主要會計政策

誠如下列會計政策所述，綜合財務報表乃按歷史成本基準編製，惟若干物業及金融工具按重估價值或公允價值計算者除外。

綜合財務報表乃根據香港會計師公會所頒佈之香港財務報表準則編製。此外，綜合財務報表載列聯交所證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表由本公司及其所控制的機構（即附屬公司）之財務報表組成。控制是指本公司有權力掌管該機構之財務及營運政策，從而受惠於其經營活動。

於年內所收購或出售之附屬公司，其業績乃由收購日期起或至出售日期止（如適用）計算在綜合收益表內。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及支出均於綜合賬目內抵銷。

少數股東權益於綜合附屬公司所佔的淨資產與本集團所佔之權益分開列賬。少數股東權益於淨資產之權益包括其於原業務合併日期之應佔數額及在合併日期以來少數股東應佔權益的變動。倘少數股東所佔的虧損超越少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由集團承擔。

收入確認

收入按已收及應收代價公平值計量。即於日常業務中之貨物銷售及證券買賣及投資，扣除折扣及銷售相關稅項之應收款項。

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

金融資產產生之利息收入乃按時間基準，並參照尚未償還本金額及按適用之實際利率計算，而該實際利率乃按金融資產之預期可使用年期將估計未來現金收入實際折算至該資產之賬面淨值之比率。

投資物業

投資物業於首次確認時按成本（包括所有有關的直接支出）計量。於首次確認後，投資物業按公允價值模式入賬。公允價值變動所產生之收益或虧損直接於產生期間確認為損益。

投資物業於出售或永久停用或預期將其出售不會帶來未來經濟利益時取消確認。取消確認資產所產生之任何溢利或虧損(以出售所得款項淨額與資產賬面值之差額計算)計入取消確認該項目之年度內之綜合收益表中。

物業、廠房及設備

物業、廠房及設備(在建工程除外)均按成本值或公允價值減除累計折舊及累計減值虧損列賬。

在建工程包括物業、廠房及設備,在工程分類上被定為用作生產或自用。在建工程以成本扣除已確認減值虧損列賬。當工程完成或準備自用時,在建工程須合適地分類為物業、廠房及設備。當該資產可作既定用途時,其折舊開始計算並與其他物業資產折舊計算方法相同。

樓宇用作生產或提供產品或服務,或用作行政用途,乃按其重估值(於重估日期之公允價值減除其後出現之任何累計折舊及任何其後之累計減值虧損)列於資產負債表。重估工作定期進行,頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公允價值為準。

任何因樓宇之重估所產生之增值均撥入樓宇重估儲備內,因重估樓宇而致賬面淨值減少之價值須以支出形式扣除,除因相同之資產於以往重估時而引致之重估減值已確認為支出,此等重估增值需撥入綜合收益表中但不能超越以往之減值支出。因重估樓宇而致賬面值減少之數額須以支出形式處理,惟以超出以往就重估資產而撥入樓宇重估儲備之餘額(如有)為限。在日後出售或收回經重估後的樓宇時,應計重估增值均直接轉撥至保留溢利。

物業、廠房及設備(在建工程中之土地及物業除外)之折舊以直線法,按該資產估計可使用之年期撇銷其成本值或其公允價值。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何未來經濟利益時取消確認。資產取消確認所產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入綜合收益表。

於聯營公司之投資

聯營公司為本集團可運用重大影響之公司,聯營公司並非附屬公司或合營公司。

聯營公司之業績、資產及負債會以會計權益法於綜合財務報表中綜合入賬。根據權益法,於聯營公司之投資乃按成本於綜合資產負債表中列賬,並就本集團分佔該聯營公司之於收購後淨資產變動作出調整,以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(包括任何長期權益,而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份),則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備,而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超逾於收購日期所確認本公司應佔聯營公司可識別資產、負債及或然負債之公平值淨值之任何金額,將確認為商譽。商譽計入投資賬面值內,並會作為投資一部分評估減值。

於重新評估後,本集團任何所分佔可識別資產、負債及或然負債超逾收購成本之金額,即時於損益中確認。

當集團公司與本集團聯營公司進行交易,任何盈虧將按本集團應佔相關聯營公司權益的水平予以對銷。

持作銷售之非流動資產

倘非流動資產及出售組別的賬面值可主要透過銷售交易（而非透過持續使用）收回，則會將其分類為持作銷售。上述條件僅會於極有可能進行銷售，且有關資產（出售組別）能即時以其現狀出售時視為達成。

分類為持作銷售的非流動資產（及出售組別）乃以資產（出售組別）過往的賬面值與公允價值（扣除銷售成本）的較低者計量。

預付租賃款項

經營租賃下的土地預付租賃款項乃於租期內以直線法在綜合收益表內扣除。

金融工具

當某集團實體成為工具合同條文之訂約方時，金融資產及金融負債於資產負債表確認。金融資產及金融負債按公允價值首次確認。收購或發行金融資產及金融負債而直接應佔之交易成本（透過損益按公允價值處理之金融資產及金融負債除外）乃於首次確認時加入金融資產或金融負債之公允價值或自金融資產或金融負債之公允價值內扣除（如合適）。收購透過損益按公允價值處理之金融資產或金融負債而直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團之金融資產歸入下列三個類別之其中一個，包括以透過損益按公允價值處理之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售金融資產乃按交易日基準確認及取消確認。定期購買或出售乃購買或銷售金融資產，並要求於市場上按規則或慣例設定之時間框架內付運資產。就各類金融資產所採納之會計政策乃載於下文。

透過損益按公允價值處理之金融資產

透過損益按公允價值處理之金融資產包括持作買賣之投資。於首次確認後之各結算日，透過損益按公允價值處理之財務資產乃按公允價值計量，而公允價值之變動在彼等產生之期間內即時直接在損益賬中確認。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於首次確認後各結算日，貸款及應收款項包括貸款票據、可轉換債券、應收一位少數股東款項、應收賬項、按金、應收貸款、有抵押銀行存款及銀行結餘，均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入賬。減值虧損乃當可實質證明資產減值時於損益中確認，並按該資產之賬面值與按原先實際利率折讓之估計未來現金流量之現值間的差額計量。當資產之可收回數額增加乃確實與於確認減值後所引致之事件有關時，則減值虧損會於隨後會計期間予以回撥，惟該資產於減值被回撥之日之賬面值不得超過未確認減值時之已攤銷成本。

可供出售之金融資產

可供出售之金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為貸款及應收款項及透過損益按公允價值處理之金融資產。於首次確認後各結算日，可供出售金融資產按公允價值計算。公允價值之變動於權益確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益賬確認。可供出售金融資產之任何減值虧損於損益賬確認。可供出售之股權投資之減值虧損將不會於以後期間在損益中撥回。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具乃根據合同安排之性質與金融負債及股本權益工具之定義分類。

股本權益工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本權益工具所採納之會計政策乃載於下文。

金融負債

金融負債包括應付賬項及應計費用，預收款項及其他借貸，乃採用實際利息法按攤銷成本計算。

股本權益工具

本公司之發行股本權益工具以收取代價扣除直接發行成本記錄。

衍生金融工具

衍生金融工具初步以訂立衍生工具合約當日的公允價值計量，其後則以其於各結算日的公允價值重新計量。

嵌入式衍生工具

倘非衍生主合約的嵌入式衍生工具的風險與特性與主合約的風險及特質類似，且主合約並非以公允價值計量，則會視為獨立衍生工具處理，而公允價值變動將於損益中確認。

取消確認

若從資產收取現金流量之權利已到期，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部份風險及回報轉移，則金融資產將被取消確認。於取消確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之差額，將於損益中確認。

金融負債被取消確認，當有關合約之特定責任獲解除、取消或到期。取消確認之金融負債賬面值與已付代價之差額，包括任何非現金資產或負債承擔，乃於損益中確認。

存貨

存貨按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

減值

於各結算日，本集團均會審閱其資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據香港財務報表準則以重估金額列賬，則上述減值虧損將根據香港財務報表準則視為重估減值。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項準則以重估金額列賬，則撥回減值虧損將根據該準則被視為重估增值。

稅項

稅項支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目，亦不包括利潤表內毋須課稅或不獲減免之項目，故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報表表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之差異而預期應付或可收回之稅項，並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債，及倘應課稅溢利可能足以抵銷可獲減免之臨時差異，則確認為遞延稅項資產。倘因商譽（或負商譽）或初步確認（業務綜合除外）交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利，則有關資產及負債不予確認。

遞延稅項資產之賬面值會於各結算日審核，及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於損益表扣除或計入損益表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

借貸成本

所有借貸成本於產生之期間列入綜合收益表融資成本內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。於磋商及安排一項經營租賃時產生之初步直接成本，乃加入租賃資產之賬面值內，並於租期按直線法確認為支出。

本集團作為承租人

根據經營租賃下之應付租金包括土地的租賃利息，以直線法按有關租賃期於損益表內扣除。作為訂立經營租賃之獎勵而已收及應收之利益，均於租期按直線法確認為租金支出之減少。

退休福利計劃

向本集團之界定供款計劃或強積金計劃支付之款項，均於到期時作為開支扣除。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣（外幣）進行之交易均按交易日期之適用匯率換算為功能貨幣（即該實體主要經營之經濟地區之貨幣）記賬。於各結算日，以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公允價值以外幣定值之非貨幣項目乃按於公允價值釐定當日之適用匯率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額均於彼等產生期間內於損益賬中確認。惟因貨幣項目（形成本公司於海外業務之投資淨額之一部分）而產生之匯兌差額除外，在這情況下，有關匯兌差額乃於綜合財務報表之權益內確認。以公允價值定值之非貨幣項目經重新換算後產生之匯兌差額於該期間列作損益，惟換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兌差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出動大幅波動則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兑差額（如有）乃確認作權益之獨立部份（匯兑浮動儲備）。該等匯兑差額乃於海外業務被出售期間在損益賬內確認。

4. 主要不確定估計來源

於應用本集團的會計政策（見上文附註3所述）過程中，管理層已根據過往經驗、對未來的預期及其他資料作多種估計，可對下年度綜合財務報表所確認金額造成重大影響的主要不確定估計來源載於下文。

利得稅

於二零零六年十二月三十一日，於本集團之綜合資產負債表中已確認無遞延稅項資產及有關未動用稅項虧損約1,235,000,000港元。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅暫時差額而定。倘產生之未來實際溢利乃多於預期溢利，而該未來溢利會於有關撥回發生期間之綜合收益表內確認。

5. 財務工具

本集團主要財務工具包括股本投資、貸款票據、可轉換債券、應收貸款、應收賬款、應付賬款、客戶訂金、其他借貸及銀行結餘。該等財務工具的詳情於相關附註中披露。與此等財務工具相關的風險，以及降低此等風險的政策已載於下文。管理層管理及監察此等風險，以確保適時及有效地採取適當的措施。

市場風險

(i) 貨幣風險

本集團參與以外幣交易之證券買賣投資，因此存在外滙風險。本集團暫時仍未有一套外對沖政策。

然而，管理層會密切監察相關外滙風險，並於有需要時考慮對沖重大外滙風險。如有需要，管理層會就本集團所持有之投資組合徵求財務顧問之意見。

(ii) 價格風險

本集團之可供出售投資及持作買賣之投資均於各結算日按公允價值計量。因此，本集團面對股本價格風險。本集團之投資委員會維持一個包含不同風險特徵之投資組合，藉以管理價格風險。

(iii) 利率風險

本集團之公允價值利率風險，乃主要涉及定息貸款票據、定息可轉換債券及定息應收貸款。本集團之現金流量利率風險，乃涉及其浮息應收貸款及其他借貸。

本集團目前並無制定利率對沖政策。然而，管理層負責監管利率風險，並將於有需要時考慮對沖重大利率風險。

信貸風險

本集團之信貸風險可歸納為應收賬款、貸款票據、可轉換債券、應收貸款、銀行結餘及於金融工具內交易對手之金融承擔。

倘對方於二零零六年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認金融資產而須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。

本集團的銀行結餘存放於具有高信貸評級的香港銀行。

由於貸款票據、可轉換債券及應收貸款的信貸風險均主要源自若干有限責任交易方，故本集團於貸款票據、可轉換債券及應收貸款方面具有過渡集中的信貸風險。除上文所述者外，由於貿易應收款項的風險分散於若干交易方及客戶，故應收貿易款項並無過渡集中的信貸風險。

為了盡量減低信貸風險，管理層已指派一支隊伍負責釐定信貸風險、信貸批核及其他監督程序。此外，管理層定期審核各個別貿易債務之應收款項、貸款票據、可轉換債券及應收貸款，確保就不可收回債務提供足夠減值虧損確認。為此，管理層認為本集團已大幅減低信貸風險。

公允價值

金融資產及金融負債的公允價值乃根據下列方式釐訂：

- 於活躍市場中以標準條款及條件買賣的金融資產及金融負債的公允價值，乃參考市場所報的賣出及買入價釐訂；而單位信託的公允價值已參考已刊發的報價釐訂；會藉債券的公允價值則按類似的會藉債券的近期交易價格釐訂；

- 其他金融資產及金融負債（不包括衍生工具）的公允價值乃按照普遍接納的定價模式，按以相關的適用市場利率得出的貼現現金流分析釐訂；及

- 衍生工具之公允價值乃採用由獨立金融機構提供之報價而計算。倘未能取得該報價，非期權衍生工具之公允價值乃採用現金流量現值分析及有關的收益率曲線進行估計，而期權衍生工具之公允價值乃採用期權定價模式（例如二項模式）進行估計。

董事確認，於綜合財務報表入賬的金融資產及金融負債的賬面值與其公允價值相約。

6. 營業額

	二零零六年	二零零五年
	千港元	千港元
銷售流動電話	67,098	66,309
出售持作買賣之投資收益	1,132,153	130,655
上市投資之股息收入	17,717	11,706
應收貸款之利息收入	9,071	11,693
租金收入	3,801	2,723
	1,229,840	223,086

7. 業務及地區資料

業務分項

本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零六年十二月三十一日止年度

	流動電話分銷	證券買賣及投資	財務服務	物業投資	綜合
	千港元	千港元	千港元	千港元	千港元
營業額	67,098	1,149,870	9,071	3,801	1,229,840
分項業績	(4,856)	835,379	8,832	9,081	848,436
出售一間聯營公司之溢利					1,740
樓宇之重估盈餘					387
未分攤之其他收入					2,470
未分攤之公司支出					(58,092)
融資成本					(10,897)
除税前溢利					784,044
税項支出					(11,527)
本年度溢利					772,517

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	10,232	2,332,833	127,585	88,529	2,559,179
分類為待售之資產	–	–	–	134,419	134,419
未分攤之公司資產					54,860
綜合總資產					2,748,458
負債					
分項負債	5,083	215,280	2,658	11,138	234,159
分類為待售資產之相關負債	–	–	–	60,044	60,044
未分攤之公司負債					38,361
綜合總負債					332,564

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤 千港元	綜合 千港元
其他資料						
資本開支	89	–	–	19,114	12	19,215
折舊	92	–	–	141	156	389
存貨減值	1,070	–	–	–	–	1,070

截至二零零五年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	66,309	142,361	11,693	2,723	223,086
分項業績	(2,086)	104,524	11,528	12,166	126,132
出售一間附屬公司之溢利					3,544
樓宇之重估盈餘					773
未分攤之其他收入					853
未分攤之公司支出					(25,124)
融資成本					(1,571)
除稅前溢利					104,607
稅項支出					(99)
本年度溢利					104,508

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	5,965	1,150,463	75,034	195,760	1,427,222
未分攤之公司資產					29,089
綜合總資產					1,456,311
負債					
分項負債	3,789	101,834	1,550	35,518	142,691
未分攤之公司負債					11,890
綜合總負債					154,581

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤 千港元	綜合 千港元
其他資料						
資本開支	56	–	–	17	15	88
折舊	281	–	–	112	224	617
存貨減值	92	–	–	–	–	92
關於收購一間附屬公司之投資物業及在建工程	–	–	–	127,039	–	127,039

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷,證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區營業額之分析:

	按市場地區之營業額 二零零六年 千港元	二零零五年 千港元
香港	1,227,902	221,932
中國	1,938	1,154
	1,229,840	223,086

以下為按照資產分佈之地區，以分項資產之賬面值、投資物業及物業、廠房及設備之增加之分析：

	分項資產之賬面值		投資物業，物業、廠房及設備之增加	
	於二零零六年十二月三十一日	於二零零五年十二月三十一日	截至二零零六年十二月三十一日止年度	截至二零零五年十二月三十一日止年度
	千港元	*千港元*	*千港元*	*千港元*
香港	2,490,594	1,259,467	19,215	88
中國	68,585	167,755	–	127,039
	2,559,179	1,427,222	19,215	127,127

8. 投資之溢利淨額

	二零零六年	二零零五年
	千港元	*千港元*
出售持作買賣之投資之已變現溢利淨額	337,871	17,592
持作買賣之投資按公允價值之變動 *(附註a)*	439,498	61,506
衍生工具之已變現溢利淨額	1,594	1,464
出售可供出售投資之變現溢利	26,268	–
提早購回貸款票據之折扣 *(附註b)*	(3,962)	(1,000)
	801,269	79,562

附註：

(a) 持作買賣之投資按公允價值之變動並不包括股息收入。

(b) 年內，本集團以提早贖回折價約3,962,000港元，要求聯合（定義見附註20）提早贖回票面值約43,465,000港元之全部貸款票據，贖回淨收益約39,503,000港元。

於二零零五年十二月三十一日止年度，本集團要求提早贖回部份所持新鴻基（定義見附註20）所發行的貸款票據，價值60,000,000港元，提早贖回的折價為1,000,000港元，因此有關贖回的淨收益為59,000,000港元。

9. 其他收入

	二零零六年	二零零五年
	千港元	*千港元*
利息收入：		
－貸款票據	9,287	14,077
－銀行存款	1,412	695
－其他	314	65
	11,013	14,837
滙兑收益淨額	10,668	–
其他	764	113
	22,445	14,950

10. 融資成本

此數額代表於五年內全數償還銀行及其他借貸之利息。

11. 董事酬金及五名最高薪人仕

董事酬金

董事酬金分析如下：

	截至二零零六年十二月三十一日止年度				
	董事袍金	薪金及其他福利	與表現相關的獎金	退休福利計劃供款	總酬金
	千港元	*千港元*	*千港元* *(附註)*	*千港元*	*千港元*
執行董事					
莊淑涴女士	–	455	42,000	12	42,467
王炳忠拿督	–	1,300	200	12	1,512
江木賢先生	–	920	160	12	1,092
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
俞啟鎬先生	80	–	–	–	80
張　健先生	–	–	–	–	–
	440	2,675	42,360	36	45,511

	截至二零零五年十二月三十一日止年度				
	董事袍金	薪金及其他福利	與表現相關的獎金	退休福利計劃供款	總酬金
	千港元	*千港元*	*千港元* *(附註)*	*千港元*	*千港元*
執行董事					
莊淑婉女士	–	455	13,000	12	13,467
王炳忠拿督	–	1,300	–	12	1,312
江木賢先生	–	715	–	12	727
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
俞啟鎬先生	53	–	–	–	53
	413	2,470	13,000	36	15,919

附註： 與表現相關的獎金乃參考董事的個人表現釐訂，並經薪酬委員會批准。

於本年度內，本集團並無支付任何酬金給董事作為鼓勵他們加入本集團之報酬或離職之補償。於本年度內概無董事放棄任何酬金。

五名最高薪人仕

於本年度，五名最高薪人仕包括三名董事(二零零五年：三位)，詳情已載於上文。本集團餘下二位最高薪人仕(二零零五年：二位)之酬金如下：

	二零零六年	二零零五年
	千港元	*千港元*
薪金及其他福利	1,325	1,245
退休福利計劃供款	24	24
	1,349	1,269

酬金之分佈如下：

	二零零六年	二零零五年
	僱員人數	*僱員人數*
零至1,000,000港元	2	2

12. 稅項支出

	二零零六年	二零零五年
	千港元	*千港元*
本年期稅項：		
於香港之利得稅	(11,342)	–
於中國之企業所得稅	(185)	(99)
	(11,527)	(99)

香港利得稅乃根據年度之估計應課稅溢利按17.5%之稅率計算。

15. 每股盈利

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	二零零六年 *千港元*	二零零五年 *千港元*
計算每股基本盈利所依據之盈利 （本公司權益持有人應佔本年度之溢利）	772,468	104,511

	二零零六年	二零零五年
計算每股基本盈利所依據之普通股份 加權平均數	289,070,361	300,660,114

由於並無潛在發行股本，故並無就該兩個年度呈列每股攤薄盈利。

16. 投資物業

	千港元
公允價值	
於二零零五年一月一日	44,640
滙兑調整	621
因收購一間附屬公司而持有	80,005
出售	(100)
公允價值變動之溢利	11,360
於二零零五年十二月三十一日	136,526
滙兑調整	321
購入	19,114
待售之投資物業 *(附註27)*	(80,953)
由樓宇轉入	780
轉至樓宇	(1,055)
公允價值變動之溢利	6,856
於二零零六年十二月三十一日	81,589

五名最高薪人仕

於本年度，五名最高薪人仕包括三名董事（二零零五年：三位），詳情已載於上文。本集團餘下二位最高薪人仕（二零零五年：二位）之酬金如下：

	二零零六年 *千港元*	二零零五年 *千港元*
薪金及其他福利	1,325	1,245
退休福利計劃供款	24	24
	1,349	1,269

酬金之分佈如下：

	二零零六年 *僱員人數*	二零零五年 *僱員人數*
零至1,000,000港元	2	2

12. 税項支出

	二零零六年 *千港元*	二零零五年 *千港元*
本年期税項：		
於香港之利得税	(11,342)	–
於中國之企業所得税	(185)	(99)
	(11,527)	(99)

香港利得税乃根據年度之估計應課税溢利按17.5%之税率計算。

中國企業所得税乃根據兩個年度之估計應課税溢利按33.3%之税率計算，惟合資格享有中國利得税之若干免税期及税項寬減之附屬公司除外。

截至二零零五年十二月三十一日止年度，由於本集團之應課税溢利悉數被承前估計税項虧損所抵銷，故並未就香港利得税提取撥備。

年度之税項支出與綜合收益表內之除税前溢利調節如下：

	二零零六年	二零零五年
	千港元	*千港元*
除税前溢利	784,044	104,607
按本地利得税税率17.5%	(137,208)	(18,306)
不可減免支出之税項影響	(10,479)	(2,029)
毋須課税收入之税項影響	82,438	6,055
動用過往未確認税項虧損	54,539	14,914
未確認税項虧損之税項影響	(989)	(1,019)
於其他司法權區經營之附屬公司 不同税率之影響	(83)	(45)
其他	255	331
本年度税項支出	(11,527)	(99)

13. 本年度溢利

	二零零六年	二零零五年
	千港元	*千港元*
本年度溢利已扣除(撥回):		
核數師酬金	1,020	918
已確認為支出之存貨成本	62,847	60,532
預付租賃款項之攤銷	59	59
物業、廠房及設備之折舊	389	617
存貨減值	1,070	92
員工成本,包括董事酬金	52,560	24,095
物業之租金收入毛利	(3,801)	(2,723)
扣除: 產生租金收入之直接經營支出	1,535	1,671
非產生租金收入之直接經營支出	41	246
租金收入淨額	(2,225)	(806)
滙兑虧損淨額	–	159

14. 股息

	二零零六年	二零零五年
	千港元	*千港元*
年內認可分發之股息:		
已付中期股息-每股0.01港元(二零零五年:0.01港元)	2,855	2,990
已付二零零五年末期股息-每股0.04港元	11,425	–
已付二零零四年末期股息-每股0.04港元	–	12,070
	14,280	15,060

董事建議派發截至二零零六年十二月三十一日止年度每股0.04港元之末期股息,此項建議尚待股東於股東週年大會上批准。

15. 每股盈利

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	二零零六年	二零零五年
	千港元	*千港元*
計算每股基本盈利所依據之盈利（本公司權益持有人應佔本年度之溢利）	772,468	104,511

	二零零六年	二零零五年
計算每股基本盈利所依據之普通股份加權平均數	289,070,361	300,660,114

由於並無潛在發行股本，故並無就該兩個年度呈列每股攤薄盈利。

16. 投資物業

	千港元
公允價值	
於二零零五年一月一日	44,640
滙兑調整	621
因收購一間附屬公司而持有	80,005
出售	(100)
公允價值變動之溢利	11,360
於二零零五年十二月三十一日	136,526
滙兑調整	321
購入	19,114
待售之投資物業 *(附註27)*	(80,953)
由樓宇轉入	780
轉至樓宇	(1,055)
公允價值變動之溢利	6,856
於二零零六年十二月三十一日	81,589

本集團所持投資物業之分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
根據中期租約而持有之物業：		
－在香港	53,559	30,510
－在中國	24,950	103,176
根據長期租約持有而位於中國之物業	3,080	2,840
	81,589	136,526

本集團投資物業於二零零六年十二月三十一日之公允價值乃由與本集團無任何關係的獨立專業評估師－戴德梁行有限公司於當日進行估值。戴德梁行有限公司擁有合適的資格及近期重估有關地區相近物業估值的經驗。該評估乃遵照香港測量師學會所頒佈的物業估值準則，以相同物業之市場成交價作為參考釐定。

本集團根據經營租賃持有，以賺取租金或增加資本之所有物業權益，乃利用公允值模式計量，並分類及作為投資物業處理。

17. 物業、廠房及設備

	在建工程	在香港根據中期租約之樓宇	電腦及持有電子設備	傢俬及裝置	車輛	總額
	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值						
於二零零五年一月一日	–	2,608	2,148	3,058	501	8,315
滙兑調整	663	–	–	–	–	663
添置	–	–	37	51	–	88
重估增值	–	712	–	–	–	712
因收購一間附屬公司而持有	47,034	–	–	–	–	47,034
於二零零六年一月一日	47,697	3,320	2,185	3,109	501	56,812
滙兑調整	349	–	–	–	–	349
添置	–	–	100	1	–	101
重估增值	–	510	–	–	–	510
由投資物業轉入	–	1,055	–	–	–	1,055
轉至投資物業	–	(780)	–	–	–	(780)
待售之資產 *(附註27)*	(48,046)	–	–	–	–	(48,046)
於二零零六年十二月三十一日	–	4,105	2,285	3,110	501	10,001
包括：						
按成本值	–	–	2,285	3,110	501	5,896
於二零零六年估值	–	4,105	–	–	–	4,105
	–	4,105	2,285	3,110	501	10,001
累計折舊						
於二零零五年一月一日	–	–	1,633	2,297	501	4,431
本年度撥備	–	61	312	244	–	617
因估值而撇銷	–	(61)	–	–	–	(61)
於二零零六年一月一日	–	–	1,945	2,541	501	4,987
本年度撥備	–	87	139	163	–	389
因估值而撇銷	–	(87)	–	–	–	(87)
於二零零六年十二月三十一日	–	–	2,084	2,704	501	5,289
賬面值						
於二零零六年十二月三十一日	–	4,105	201	406	–	4,712
於二零零五年十二月三十一日	47,697	3,320	240	568	–	51,825

以上物業、廠房及設備之項目乃以直線法按如下年率折舊:

樓宇	按租約年期或30 – 50年(以較短者為準)
電腦及電子設備	20%
傢俬及裝置	20%
車輛	20% – 50%

本集團名下所有樓宇,經由獨立專業物業估值行戴德梁行有限公司於二零零六年十二月三十一日按公開市場基準重估其價值。樓宇之重估盈餘為597,000港元(二零零五年:773,000港元),387,000港元及210,000港元已分別列入綜合收益表及樓宇重估儲備內。

若此等物業並無重估,按成本減累計折舊於綜合財務報表列賬應為2,156,000港元(二零零五年:2,239,000港元)。

18. 預付租賃款項

本集團之預付租賃款項為於香港持有中期租約之租賃土地。

租賃土地以剩餘租賃年期按直線法攤銷。

19. 可供出售投資

可供出售投資包括：

	二零零六年	二零零五年
	千港元	*千港元*
上市投資：		
－香港上市股本證券	420,503	134,261
－其他地方上市股本證券 *(附註)*	115,607	19,272
	536,110	153,533
非上市投資：		
－單位信託基金	20,737	17,572
－會籍債券	528	528
	21,265	18,100
總額	557,375	171,633

附註： 其他地方上市股本證券之主要貨幣單位為新台幣。

20. 貸款票據

該貸款票據由新鴻基有限公司(「新鴻基」)及聯合集團有限公司(「聯合」)發行。該等貸款票據分別按年息4%(實際息率：7.9%)及年息2.25%(實際息率：7.5%)計算，而除非雙方另行協定，否則由新鴻基及聯合選擇於二零零八年三月七日及二零零八年八月十五日或之前由新鴻基及聯合提出贖回。

年內，聯合應本集團的要求提前贖回其所發行的所有貸款票據，於二零零六年十二月三十一日，餘下的所有貸款票據指新鴻基所發行的貸款票據。

21. 可轉換債券

	二零零六年 *千港元*
非上市債券證券	6,626

可轉換債券(「債券」)附有權利,可按換股價每股10.00港元將債券本金金額轉換為債券發行人(即聯合物業(香港)有限公司)(「債券發行人」)股本中每股面值2.00港元的股份。本集團有權由二零零九年七月一日起至緊接二零一一年十一月九日前十個營業日當日止期間內,按一份債券兑一股債券發行人股份的初步比率將債券的未償還本金額轉換為債券發行人的股份。

於轉換期間開始前,債券按年利率7%計息,而於轉換期內則按年利率4%計息。實際息率為7%。債券因債券的轉換權附有嵌入式衍生工具。本集團已利用二項模式評估嵌入式衍生工具的公允價值,並認為其對本集團的業績及財務狀況並無重大財務影響。

22. 持作買賣之投資

持作買賣之投資包括:

	二零零六年 *千港元*	二零零五年 *千港元*
上市證券		
一在香港上市之股本證券	1,150,189	571,410
一在其他地方上市之股本證券*(附註)*	540,321	315,054
	1,690,510	886,464

於二零零六年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
聯合集團有限公司	香港	普通股	10.3%
新鴻基有限公司	香港	普通股	5.9%
Mount Gibson Iron Limited	澳洲	普通股	9.0%

*附註：*其他地方上市之股本證券之主要貨幣單位為澳元

23. 應收一位少數股東款項

於二零零五年十二月三十一日該款項並無抵押，按優惠利率計息及於六個月內償還。

24. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析：

	二零零六年	二零零五年
	千港元	*千港元*
90日內	6,150	2,409
91 – 180日	992	–
181 – 360日	258	93
	7,400	2,502
其他應收賬項、按金及預付款項	26,308	9,999
	33,708	12,501

25. 應收貸款

	二零零六年	二零零五年
	千港元	*千港元*
定息貸款	121,380	62,429
浮息貸款	2,218	12,000
	123,598	74,429

定息應收貸款之已收取平均利息主要為港幣及人民幣，約為年息11%（二零零五年：12%）。

浮息應收貸款之實際利率（亦相等於訂約利率），乃介乎香港上海滙豐銀行有限公司（「滙豐銀行」）最優惠利率至滙豐銀行最優惠利率加2%（實際息率：10%），並以港元計值。利息一般每六個月重新定價一次。

定息應收貸款額80,102,000港元（二零零五年：2,400,000港元）及浮息應收貸款額2,218,000港元（二零零五年：12,000,000港元）均已抵押。

26. 已抵押銀行存款及銀行結餘及現金

銀行結餘按介乎2.75%至4.60%（二零零五年：0.03%至3.90%）的市場利率計息。於二零零五年十二月三十一日，已抵押銀行存款指已抵押予銀行的存款，作為本集團獲授銀行信貸的擔保，並按介乎0.38%至3.16%的固定利率計息。有關已抵押銀行存款已於年內解除。

27. 出售群分類為待售

於二零零六年三月二十三日，本集團與一名獨立第三方訂立一項買賣協議（「買賣協議」），據此，本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司（「天利安」）之全部75%股本權益，連同相關股東貸款及應收一名少數股東款項，總代價為99,900,000人民幣（相當於99,900,000港元），當中31,220,000人民幣之訂金（相當於30,027,000港元）已收取。代價其後增加至102,550,000人民幣（相當於102,550,000港元）及此買賣協議已於二零零七年四月三日完成。此出售之溢利將會於本集團截至二零零七年十二月三十一日之綜合財務報表中反映。天利安之相關資產及負債（預期於十二個月內出售）已分類為待售出售群，並已於綜合資產負債表內分開呈列。

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年十二月三十一日
	千港元
投資物業	80,953
在建工程	48,046
應收賬款、按金及預付款項	615
應收一位少數股東款項	4,805
分類為待售之總資產	134,419
應付賬項及應計費用	24,616
已收訂金	30,027
遞延稅項負債	5,391
應付稅項	10
分類為待售資產之相關負債	60,044

28. 應付賬項及應計費用

應付賬項及應計費用已包括主要的未決議之貿易賬項及其繼續運作成本。

以下為應付貿易賬項之賬齡分析：

	二零零六年	二零零五年
	千港元	*千港元*
90日內應付貿易賬項	14,684	35
其他賬項及應計費用	40,796	41,141
	55,480	41,176

29. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按利率由4.35%至8.25%（二零零五年：4.0%至8.0%）計息。

30. 股本

	股份數目		面值	
	二零零六年	二零零五年	二零零六年	二零零五年
			千港元	*千港元*
每股面值0.01港元之普通股				
法定:				
於年初及年終	30,000,000,000	30,000,000,000	300,000	300,000
已發行及繳足股款:				
於年初	297,479,547	301,755,547	2,975	3,018
股份回購	(14,596,000)	(4,276,000)	(146)	(43)
於年終	282,883,547	297,479,547	2,829	2,975

於本年度內，本公司於聯交所回購其股份如下：

回購月份	每股0.10港元之普通股數目	每股價格 最高	每股價格 最低	總支付代價
		港元	*港元*	*千港元*
二零零六年二月份	504,000	1.26	1.25	634
二零零六年四月份	2,000,000	2.68	2.48	5,202
二零零六年五月份	9,352,000	3.33	3.00	30,014
二零零六年十月份	112,000	3.15	3.14	352
二零零六年十一月份	2,628,000	3.88	3.79	10,176
	14,596,000			46,378

購回之股份已於年內註銷，而本公司之已發行股本則調低有關面值。有關購回股份之應付溢價46,232,000港元已於股份溢價賬扣除。與註銷股份之面值等同之金額已自本公司保留溢利轉撥往資本贖回儲備。

於年內購回之股份乃由董事根據股東所授出之授權進行，目的乃透過提高本集團之每股資產淨值及每股盈利令整體股東受惠。

31. 遞延税項

於二零零五年十二月三十一日，遞延税項為5,391,000港元，乃由於收購一間附屬公司而產生。此數額於二零零六年十二月三十一日已分類為待售資產之相關負債。

截至二零零六年十二月三十一日，本集團擁有可抵銷未來溢利之估計未動用税項虧損約為1,235,000,000港元（二零零五年：1,541,000,000港元），由於無法預知未來溢利，故並無確認遞延税項資產。其税項虧損可以無限期保留。

本集團其他可予扣減之暫時差異約為34,000,000港元（二零零五年：37,000,000港元）。鑑於未來不大可能有應課税溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延税項資產。

32. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(b) 於一九九七年，本公司曾向電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及税項負責。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約相當於15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000 港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本綜合財務報表獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於綜合財務報表中作出任何撥備。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

34. 資本承擔

	二零零六年 *千港元*	二零零五年 *千港元*
關於收購投資物業時已簽訂但並未呈列於綜合財務報表之資本費用	–	14,716

35. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券經紀行作為取得短期信貸融資之抵押：

	二零零六年 *千港元*	二零零五年 *千港元*
投資物業	26,640	22,100
持作買賣之投資	1,210,235	737,033
可供出售投資	115,607	19,272
證券經紀行存款	196	–
銀行存款	–	10,526
	1,352,678	788,931

36. 經營租約安排

本集團作為承租人

	二零零六年 *千港元*	二零零五年 *千港元*
根據物業之經營租約下，支付之最低租約付款	1,951	1,566

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	二零零六年	二零零五年
	千港元	*千港元*
一年內	875	2,008
第二年至第五年（首尾兩年包括在內）	–	813
	875	2,821

經營租約應付款為本集團若干辦公室物業之應付租金。租約協議平均為2年期而租金亦固定平均為2年期。

本集團作為出租人

於本年度物業租金收入為3,801,000港元（二零零五年：2,723,000港元）。所持物業於未來平均2年已有承租人。

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約，將於未來應收的最低租約付款如下：

	二零零六年	二零零五年
	千港元	*千港元*
一年內	3,778	3,528
第二年至第五年（首尾兩年包括在內）	2,739	5,087
	6,517	8,615

37. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自綜合收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

於截至二零零六年十二月三十一日止年度，沒有任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款（二零零五年：無）。

除定額供款退休福利計劃外，本集團須為若干香港僱員，就有關法例，以每月薪酬之適當比率，供款強積金。

年內於綜合收益表內之退休福利計劃供款為270,000港元（二零零五年：329,000港元）。

38. 關連各方交易

主要管理層的薪酬

本集團之董事及主要管理層於本年度內之薪酬如下：

	二零零六年	二零零五年
	千港元	*千港元*
薪金及其他短期僱員福利	46,800	17,128
退休福利費用	60	60
	46,860	17,188

薪酬委員會已根據個人表現及市場趨勢決定董事及主要管理層之薪酬。

39. 收購一間附屬公司

於二零零五年六月二十八日，本集團以35,988,000港元之代價，收購深圳市天利安實業發展有限公司（「天利安」）之75%已發行股本。本項交易已採用會計購入法入賬。

該項交易中收購之淨資產如下：

	收購公司合併前賬面值	公允值調整	公允值
	千港元	*千港元*	*千港元*
收購之淨資產：			
投資物業	44,065	35,940	80,005
在建工程	47,034	–	47,034
應收賬項、按金及預付款項	500	–	500
銀行結餘及現金	9	–	9
應付款項及應計費用	(51,669)	–	(51,669)
應付一位前股東之款項	(22,503)	–	(22,503)
税項負債	(1)	–	(1)
遞延税項負債	–	(5,391)	(5,391)
	17,435	30,549	47,984
少數股東權益			(11,996)
			35,988
總代價支付方式：			
現金代價支付			30,980
應收貸款			5,008
			35,988
因收購之淨現金流出：			
已付現金代價			(30,980)
現金及收購之現金等值			9
			(30,971)

關於以上之收購之代價以現金約30,980,000港元支付，其餘之款項約5,008,000港元以應收貸款方式支付。

如該項收購於二零零五年一月一日完成，本集團於二零零五年度之總收入將為223,086,000港元及溢利將為104,398,000港元。此備考資料只作説明用途，並不等於如收購於二零零五年一月一日完成後，本集團真正獲得之收入及經營業績，亦並不反映將來將會達至之業績。

收購附屬公司對本集團於收購日及二零零五年之資產負債表結算日之營業額及業績並未帶來重大之貢獻。

40. 出售一間附屬公司

截至二零零五年十二月三十一日，本集團於二零零五年九月二十日出售一間全資附屬公司：

	千港元
出售之負債淨額	
應付集團公司之款項 *(附註)*	(9,077)
支付方式：	
現金	3,544
因出售之淨現金流入：	
已收之現金代價	3,544

截至二零零五年十二月三十一日，出售附屬公司並未為本集團在盈利及現金流量上帶來重大之貢獻。

附註： 應付集團公司款項已於出售日期豁免，因此出售溢利為3,544,000港元。

41. 主要附屬公司詳情

於二零零六年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股1美元	100%	投資控股
Mission Time Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股400美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
間接持有				
中國資本集團有限公司	香港	普通股2港元	100%	財資管理服務
China Online (Bermuda) Limited	香港	普通股2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股2港元	100%	提供秘書服務
Dualiane Limited	英屬處女群島	普通股1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股1美元	100%	在香港從事證券買賣

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
Forepower Limited	英屬處女群島	普通股1美元	100%	香港物業投資
Future Rise Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
展和有限公司	香港	普通股 200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股1美元	100%	在香港及海外從事證券買賣及投資
邦盈有限公司	香港	普通股2港元	100%	放債
建迪有限公司	香港	普通股2港元	100%	物業投資
康達有限公司	香港	普通股2港元	100%	物業投資
New Fortress Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
景溢投資有限公司	香港	普通股2港元	100%	投資控股
統維有限公司	香港	普通股2港元	100%	流動電話分銷
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星振有限公司	香港	普通股2港元	100%	投資控股
星光電訊(中國投資)有限公司	香港	普通股2港元	100%	投資控股

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
星光電訊集團有限公司	香港	普通股200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	流動電話分銷
星光電訊置業有限公司	香港	普通股200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股2港元	100%	投資控股
中國網絡(百慕達)有限公司	香港	普通股2港元	100%	投資控股
盈光有限公司	香港	普通股2港元	100%	物業投資
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢
深圳市天利安實業發展有限公司**	中國	註冊 46,000,000人民幣	75%	物業投資

#　*遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派*

*　*全外資企業*

** *天利安為一家由本公司及中國獨立第三方擁有之中外合資經營企業。於二零零五年十一月八日，天利安之註冊資本增加人民幣20,000,000元（相等於19,220,000港元），且本公司一家間接全資附屬公司星振有限公司負責整筆注資。根據星振有限公司與天利安之一名少數股東訂立之貸款協議，星振有限公司代表一名少數股東支付上述注資額之25%（即人民幣5,000,000元，相等於4,805,000港元）。因此，本集團實際擁有天利安之75%應佔經濟利益。*

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況。如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行説明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零六年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

42. 結算日後事項

本集團於二零零七年三月停止流動電話分銷之運作。

3. 本集團截至二零零七年六月三十日止六個月的未經審核簡明綜合財務報表

以下為本集團截至二零零七年六月三十日止六個月的未經審核簡明綜合財務報表及財務報表附註，乃摘錄自本公司二零零七年中期報告：

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零七年 千港元 （未經審核）	截至六月三十日止六個月 二零零六年 千港元 （未經審核）
持續經營業務：			
營業額	3	1,115,705	512,376
租金收入		2,294	1,761
上市投資之股息收入		6,770	10,409
應收貸款之利息收入		6,497	3,683
投資之溢利淨額	4	572,584	617,515
其他收入		15,494	9,030
行政支出		(7,884)	(22,834)
其他支出		(339)	(532)
融資成本	5	(8,994)	(3,225)
投資物業之公允價值變動	18	14,707	–
應佔一間聯營公司之業績		609	–
出售一間聯營公司之溢利		–	1,740
除税前溢利		601,738	617,547
税項支出	6	(62,769)	(9,600)
來自持續經營業務之溢利		538,969	607,947
已終止經營業務：			
來自已終止經營業務之期內虧損	7	(1,548)	(4,551)
期內溢利	8	537,421	603,396
以下應佔：			
本公司權益持有人		528,424	603,396
少數股東權益		8,997	–
		537,421	603,396
已確認分派之股息	9	11,084	11,425
每股盈利	10		
來自持續及已終止經營業務			
－基本		1.88港元	2.06港元
來自持續經營業務			
－基本		1.89港元	2.07港元

簡明綜合資產負債表

	附註	二零零七年六月三十日 千港元 (未經審核)	二零零六年十二月三十一日 千港元 (已審核)
非流動資產			
投資物業	11	84,085	81,589
物業、廠房及設備	11	3,159	4,712
預付租賃款項		1,026	2,424
於一間聯營公司之權益	12	181,335	–
可供出售投資		588,052	557,375
貸款票據		51,428	50,476
可轉換債券		3,313	6,626
		912,398	703,202
流動資產			
持作出售之存貨－製成品		–	1,471
持作買賣之投資		2,467,464	1,690,510
應收賬項、按金及預付款項	13	109,330	33,708
應收貸款		121,122	123,598
可收回税項		4,050	3,543
銀行結餘及現金		53,107	58,007
		2,755,073	1,910,837
分類為待售之資產		–	134,419
		2,755,073	2,045,256

	附註	二零零七年六月三十日 千港元 (未經審核)	二零零六年十二月三十一日 千港元 (已審核)
流動負債			
應付賬項、應計費用及其他應付款項	14	134,719	55,480
客戶訂金及預收款項		11,363	31,283
其他借貸	15	444,336	170,100
應付税項		78,349	15,657
		668,767	272,520
分類為待售資產之相關負債		–	60,044
		668,767	332,564
流動資產淨值		2,086,306	1,712,692
		2,998,704	2,415,894
資本及儲備			
股本	16	2,766	2,829
儲備		2,986,892	2,396,218
本公司權益持有人應佔之權益		2,989,658	2,399,047
少數股東權益		9,046	16,847
權益總額		2,998,704	2,415,894

簡明綜合股本權益變動表

截至二零零七年六月三十日止六個月

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	小計	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	–	–	–	310,958	–	–	–	310,958	–	310,958
因換算海外經營所產生之匯兌差異	–	–	–	–	–	475	–	475	–	475
直接於權益確認之淨收入	–	–	–	310,958	–	475	–	311,433	–	311,433
因出售可供出售投資而變現	–	–	–	(26,450)	–	–	–	(26,450)	–	(26,450)
期內溢利	–	–	–	–	–	–	603,396	603,396	–	603,396
期內確認收入總額	–	–	–	284,508	–	475	603,396	888,379	–	888,379
股份購回	(119)	(35,731)	–	–	119	–	(119)	(35,850)	–	(35,850)
已付股息	–	–	–	–	–	–	(11,425)	(11,425)	–	(11,425)
於二零零六年六月三十日	2,856	635,562	1,064	315,012	2,084	945	1,168,513	2,126,036	16,798	2,142,834

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	滙兌儲備	保留溢利	小計	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零七年一月一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	–	–	–	32,111	–	–	–	32,111	–	32,111
因換算海外經營所產生之匯兌差異	–	–	–	–	–	1,462	–	1,462	–	1,462
直接於權益確認之淨收入	–	–	–	32,111	–	1,462	–	33,573	–	33,573
因出售可供出售投資而變現	–	–	–	596	–	–	–	596	–	596
期內溢利	–	–	–	–	–	–	528,424	528,424	8,997	537,421
期內確認收入及支出總額	–	–	–	32,707	–	1,462	528,424	562,593	8,997	571,590
出售一間附屬公司	–	–	–	–	–	–	–	–	(16,798)	(16,798)
撤銷之前已確認為持作買賣之投資之公允價值變動	–	–	–	–	–	–	68,266	68,266	–	68,266
以往持有上聯水泥之權益變動(於附註4說明)	–	–	–	–	–	–	(74)	(74)	–	(74)
股份購回	(63)	(29,027)	–	–	63	–	(63)	(29,090)	–	(29,090)
已付股息	–	–	–	–	–	–	(11,084)	(11,084)	–	(11,084)
於二零零七年六月三十日	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704

簡明綜合現金流量表

截至二零零七年六月三十日止六個月

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
	（未經審核）	（未經審核）
經營業務之現金流出淨額	(265,928)	(103,698)
投資業務		
出售可供出售投資所得款項淨額	1,434	41,200
贖回貸款票據所得款項淨額	–	39,504
出售一間附屬公司已收按金	–	30,027
已收股息	6,770	10,409
其他投資業務	6,216	8,017
投資業務之現金流入	14,420	129,157
融資業務		
新增其他貸款	1,721,041	719,295
償還其他貸款	(1,446,805)	(657,877)
已附股息	–	(11,422)
股份購回	(29,090)	(35,850)
融資業務之現金流入淨額	245,146	14,146
現金及現金等值（減少）增加淨額	(6,362)	39,605
外幣滙率轉變之影響	1,462	475
期初之現金及現金等值	58,007	16,819
期終之現金及現金等值		
代表銀行結餘及現金	53,107	56,899

附註：—

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零六年十二月三十一日止年度財務報表所採用的一致。

就涉及購買大量股份而有關投資過往以公平值列賬且公平值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公平值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

在本中期期間，本集團首次採納香港會計師公會頒佈之下列新準則、修訂及詮釋（「新香港財務報告準則」），該等新準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具:披露[1]
香港(國際財務報告詮釋委員會)－詮釋第7號	採用香港會計準則第29號之重列方式－在惡性通脹經濟環境下之財務報告[2]
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍[3]
香港(國際財務報告詮釋委員會)－詮釋第9號	重估嵌入式衍生工具[4]
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告及減值[5]

[1] *於二零零七年一月一日或之後開始之會計期間生效。*

[2] *於二零零六年三月一日或之後開始之會計期間生效。*

[3] *於二零零六年五月一日或之後開始之會計期間生效。*

[4] *於二零零六年六月一日或之後開始之會計期間生效。*

[5] *於二零零六年十一月一日或之後開始之會計期間生效。*

採納新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響,因而毋須作出過往期間調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂準則或詮釋。

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號:集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務經營權安排[3]

[1] *於二零零九年一月一日或之後開始之會計期間生效。*

[2] *於二零零七年三月一日或之後開始之會計期間生效。*

[3] *於二零零八年一月一日或之後開始之會計期間生效。*

本公司董事預期,採用該等準則或詮釋對本集團業績及財務狀況並無任何重大影響。

3. 業務資料

業務分項

本集團現時分為四大營運業務，分別是證券買賣及投資、財務服務、物業投資和流動電話分銷。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	1,106,914	6,497	2,294	1,115,705	7,681	1,123,386
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	–	(7,809)
應佔一間聯營公司之業績				609	–	609
融資成本				(8,994)	–	(8,994)
除税前溢利				601,738	(1,521)	600,217
税項支出				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

截至二零零六年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	506,932	3,683	1,761	512,376	31,432	543,808
分項業績	633,168	3,950	(402)	636,716	(4,562)	632,154
出售一間聯營公司之溢利				1,740	–	1,740
未分攤之其他收入				1,463	11	1,474
未分攤之公司支出				(19,147)	–	(19,147)
融資成本				(3,225)	–	(3,225)
除稅前溢利				617,547	(4,551)	612,996
稅項支出				(9,600)	–	(9,600)
期內溢利				607,947	(4,551)	603,396

4. 投資之溢利淨額

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
衍生工具之已變現(虧損)溢利淨額	(7,366)	4,609
出售持作買賣之投資之已變現溢利淨額	117,368	135,882
持作買賣之投資按公允價值之變動*(附註)*	463,178	454,535
出售可供出售投資之已變現(虧損)溢利淨額	(596)	26,450
提早購回貸款票據之折扣	–	(3,961)
	572,584	617,515

附註： 持作買賣之投資按公允價值之變動並不包括本集團持有9.99%權益之上海聯合水泥股份有限公司(「上聯水泥」)由本財務期間之最初至二零零七年六月二十九日(此日期為本集團額外收購上聯水泥17%權益而引致本集團於上聯水泥獲得重要性影響)之公允價值之變動溢利*(附註12)*。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項支出

	持續經營業務 截至六月三十日止六個月		已終止經營業務 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本期稅項包括：						
香港利得稅	61,034	9,600	27	–	61,061	9,600
中國企業所得稅	1,735	–	–	–	1,735	–
	62,769	9,600	27	–	62,796	9,600

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國企業所得稅乃根據本期間及上期間之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

7. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務之期內業績(即流動電話分銷運作)如下:

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
營業額	7,681	31,432
銷售成本	(8,072)	(28,867)
其他收入	1,678	11
分銷支出	(1,050)	(2,424)
行政及其他支出	(1,758)	(1,116)
呆壞賬準備	–	(3,587)
除税前虧損	(1,521)	(4,551)
税項支出	(27)	–
期內虧損	(1,548)	(4,551)

8. 期內溢利

	持續經營業務 截至六月三十日止六個月		已終止經營業務 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
期內溢利已扣除(撥回):						
員工成本,包括董事酬金	3,021	15,719	945	1,719	3,966	17,438
(撤銷)存貨減值	–	–	(1,117)	3,587	(1,117)	3,587
折舊及攤銷	144	218	311	93	455	311
利息收入	(4,974)	(8,436)	(33)	(31)	(5,007)	(8,467)

9. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
已確認分派之股息 －每股0.04港元（二零零六年：0.04港元）	11,084	11,425
建議中期股息 －每股0.01港元（二零零六年：0.01港元）	2,762	2,855

10. 每股盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔計算每股基本盈利所依據之盈利	528,424	603,396
	股份數目	*股份數目*
計算每股基本盈利所依據之普通股份加權平均數	280,790,340	293,554,554

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔期內盈利	528,424	603,396
加：來自已終止經營業務期內虧損	1,548	4,551
計算每股來自持續經營業務基本盈利所依據之盈利	529,972	607,947

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.006港元（二零零六年：每股0.016港元）。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,548,000港元（二零零六年：期內虧損4,551,000港元）及以上計算每股基本盈利之單位。

11. 投資物業、物業、廠房及設備之變動

董事考慮到樓宇包括物業、廠房及設備於二零零七年六月三十日之公允價值與二零零六年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

本集團之投資物業之公允價值經董事計量。

12. 於一間聯營公司之權益

於本期間，本集團額外收購上聯水泥17%權益（「收購」）。於收購前，本集團已擁有上聯水泥9.99%之權益，此投資被入賬作為持作買賣之投資。於二零零七年六月二十九日完成有關收購後，本集團擁有上聯水泥26.99%實益權益，並可對上聯水泥行使重要性影響。因此，上聯水泥已成為本集團之一間聯營公司。

於二零零七年六月二十九日，本集團持有上聯水泥9.99%權益之累計公平價值變動已入賬，即於附註2之說明。

於資產負債表結算日，本集團總數持有196,858,680股上聯水泥股份，市價為3.28港元。

13. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零七年六月三十日	二零零六年十二月三十一日
	千港元	*千港元*
90日內	2,790	4,392
91－180日	2,755	992
181－360日	2,266	258
360日以上	259	–
	8,070	5,642
其他應收賬項、按金及預付款項	101,260	28,066
	109,330	33,708

14. 應付賬項、應計費用及其他應付款項

以下為應付貿易賬項之賬齡分析：

	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
90日內之應付貿易賬項	–	1,008
其他應付賬項、應計費用及其他應付款項	134,719	54,472
	134,719	55,480

15. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按適用市場利率計息。

16. 股本

	股份數目	股本 千港元
每股面值0.01港元之普通股		
法定：		
於二零零七年六月三十日及二零零六年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零七年一月一日	282,883,547	2,829
股份購回	(6,240,000)	(63)
於二零零七年六月三十日	276,643,547	2,766

17. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零七年六月三十日	二零零六年十二月三十一日
	千港元	*千港元*
投資物業	26,640	26,640
持作買賣之投資	2,352,959	1,210,235
可供出售投資	175,321	115,607
證券經紀行存款	199	196
	2,555,119	1,352,678

18. 出售一間附屬公司

於出售日，此非全資擁有之附屬公司之淨資產如下：

	二零零七年四月三日
	千港元
出售之資產淨額	84,559
少數股東權益	16,798
	101,357
總代價支付方式：	
預先已收按金	30,027
遞延代價包括應收賬項、按金及預付款項	71,330
	101,357
因出售之淨現金流出：	
出售之銀行結餘及現金	1

此附屬公司之相關資產及負債已分類為待售出售群，並已於二零零六年十二月三十一日之綜合資產負債表分開呈列。

此附屬公司持有之資產主要為投資物業。因出售而令該等投資物業衍生14,707,000港元之公允價值變動，期內於簡明綜合收益表內被確認。

19. 結算日後事項

於二零零七年七月十一日，Famous Mount Investments Limited（「Famous Mount」），本公司一間間接全資擁有之附屬公司，與普林集團有限公司及首長科技集團有限公司訂立買賣協議，據此Famous Mount同意以總代價181,806,698港元購入普林電子有限公司（「普林電子」）（一間於香港成立之公司）全部已發行股本之40%。普林電子為一間投資控股公司，其聯營公司主要從事製造及銷售印刷電路板。於收購完成後，普林電子將成為本集團一間聯營公司。此交易已於二零零七年七月十八日完成。

4. 營運資金

董事認為，在並無不可預見之情況下，計及本集團現有現金及銀行結餘，現時可得的孖展貸款額、預期內部所得資金及公開發售所得款項，本集團由本章程刊發日期起計十二個月內將具備充裕營運資金，應付目前所需。

5. 債務報表

於二零零七年十一月三十日（即付印本章程前編製本債務報表之最後可行日期）營業日結束時，本集團的未償還貸款約為925,800,000港元，包括無擔保有期貸款490,813,000港元及約434,987,000港元的證券孖展貸款。該證券孖展貸款由本集團的已抵押有價證券作擔保。

於二零零七年十一月三十日，本集團賬面值分別為26,640,000港元、2,607,402,062港元、1,278,271,506港元及8,095,399港元的投資物業、持作買賣投資、可供出售投資及證券經紀公司按金已抵押予銀行及證券經紀公司，作為本集團取得短期信貸融資的擔保。

除本章程前文所披露者外，於二零零七年十一月三十日營業日結束時，本集團並無任何已發行及未償付或已授權或已設立但並無發行的債務證券、任何有期貸款（已抵押、無抵押、已擔保或無擔保）、任何其他貸款或具借貸性質的債務（包括銀行透支及承兑負債（不包括一般商業票據））或承兑信貸或租購承擔（無論有否抵押或有否擔保）、任何按揭或抵押或其他重大或然負債或擔保。

6. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(b) 於一九九七年，本公司曾向電訊盈科有限公司(前稱得信佳集團有限公司(「得信佳」))前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

7. 訴訟

於二零零七年十一月三十日，本集團的訴訟／索償在附錄四「訴訟」一段。除上述者外，本集團於二零零七年十一月三十日並無其他重大訴訟。

8. 本集團未來前景

全球金融市場近期反覆不定，對投資環境造成負面影響。次按問題所帶來之連鎖效應已衍生出其他問題，如流動資金收緊、經濟增長放緩，甚或會出現經濟衰退，在市場憂心美國經濟健康之情況下，投資者之投資意欲繼續受到影響。本集團於本年度下半年繼續取得滿意表現將具相當挑戰性。儘管如此，作為明智之投資者，本集團將定期審閱投資策略及投資組合，並作出調整以獲得改善，並將於中國、香港及亞太地區尋找及確認被低估之投資及商機，以提升股東之價值。

為配合上述策略，本集團於二零零七年七月十一日訂立買賣協議，以總代價約181,800,000港元收購普林電子有限公司(「普林電子」)全部已發行股本之40%。於二零零七年七月十八日完成有關交易後，普林電子已成為本集團之聯營公司。普林電子為一間投資控股公司，並為天津普林電路股份有限公司(「普林電路」)41,319,704股繳足股款股份之登記及實益擁有人，佔普林電路股本約21.01%。普林電路為一間於中國註冊成立之公司，其股份於深圳證券交易所以「A股」上市。普林電路之主要業務為製造及銷售印刷電路板。

於二零零七年七月二十六日，上海聯合水泥股份有限公司（「上聯水泥」）訂立一項有條件協議（「有條件協議」）購買於中國從事金礦業務之Redstone Gold Limited之全部已發行股本。有條件協議下之代價將以現金及上聯水泥之新股份支付。本集團相信，本收購事項為上聯水泥在天然資源業投資及發展業務之一大良機，並可讓上聯水泥藉此將業務多元化至具潛在利潤之中國金礦業務，並因而提升本集團股東之價值。

9. 重大改變

除本章程所披露者外，於最後可行日期，董事概不知悉自二零零六年十二月三十一日（即本集團最後刊發的經審核財務報表結算日）起本集團財務及貿易狀況或前景有任何重大變化。

I. 未經審核備考經調整綜合有形資產淨值報表

下列為本集團未經審核備考經調整綜合有形資產淨值報表，根據上市規則第4.29條編製該報表旨在說明假設公開發售已於二零零七年六月三十日完成，按於記錄日期每持有一股股份可獲一股發售股份之基準以每股發售股份認購價4.00港元公開發售276,183,547股發售股份對本集團有形資產淨值的影響。因報表僅供參考且基於其假設性質，故未必真實反映公開發售完成時本集團的財務狀況。

本集團未經審核備考經調整綜合有形資產淨值報表乃根據本章程附錄一所載本公司於二零零七年六月三十日未經審核簡明綜合資產負債表中所載於二零零七年六月三十日本公司權益持有人應佔未經審核綜合有形資產淨值編製，並按下文所述作出調整。

於二零零七年六月三十日本公司權益持有人應佔未經審核綜合資產淨值	於二零零七年六月三十日本集團未經審核無形資產	於二零零七年六月三十日本公司權益持有人應佔經調整未經審核有形資產淨值	預計公開發售所得款項淨額	就公開發售調整後於二零零七年六月三十日本公司權益持有人應佔未經審核備考經調整綜合有形資產淨值	就公開發售調整後於二零零七年六月三十日未經審核備考每股經調整綜合有形資產淨值
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*港元*
(附註1)	*(附註2)*		*(附註3)*		*(附註4)*
2,989,658	98,806	2,890,852	1,101,700	3,992,552	7.22

附註：

1. 於二零零七年六月三十日，本公司權益持有人應佔未經審核綜合有形資產淨值乃摘錄自本公司截至二零零七年六月三十日止六個月之已刊發中期報告。

2. 於二零零七年六月三十日本集團的未經審核無形資產指已計入所持聯營公司權益的收購一家聯營公司所得商譽98,806,000港元。

3. 預計公開發售所得款項淨額約1,101,700,000港元，即按認購價每股4.00港元發行276,183,547股發售股份之所得款項，並扣除公開發售所涉估計開支約3,000,000港元。Vigor將不會收取包銷佣金。

4. 本公司未經審核備考每股經調整綜合有形資產淨值乃根據公開發售完成後已發行552,827,094股股份（包括於二零零七年六月三十日本公司已發行股本276,643,547股股份及276,183,547股發售股份）計算。未經審核備考經調整綜合有形資產淨值報表並無計及本公司於二零零七年六月三十日後至最後可行日期期間購回460,000股股份。

II. 申報會計師報告

以下為本公司所接獲申報會計師德勤•關黃陳方會計師行(香港執業會計師)以供載入本章程而編製之報告全文。

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

致中國網絡資本有限公司董事
就　貴集團未經審核備考經調整綜合有形資產淨值報表發表之會計師報告

吾等謹就按每持有一股　貴公司股份可供配發一股發售股份之基準向合資格股東提呈公開發售之建議匯報中國網絡資本有限公司(「貴公司」)及其附屬公司(下文統稱「貴集團」)之未經審核備考經調整綜合有形資產淨值報表(載於　貴公司於二零零八年一月二十二日刊發之章程(「章程」)第103至104頁之附錄二「本集團未經審核備考財務資料」,乃由　貴公司董事僅為説明用途而編製),以便就公開發售可能如何影響所呈列之財務資料提供資料,以供載入通函附錄二。未經審核備考經調整綜合有形資產淨值報表之編製基準載列於通函第103及104頁。

貴公司董事及申報會計師之個別責任

貴公司董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第四章第29段並參考由香港會計師公會(「香港會計師公會」)頒佈之會計指引第7號「編製備考財務資料以載入投資通函內」而編製未經審核備考經調整綜合有形資產淨值報表。

吾等之責任是根據上市規則第四章第29(7)段之規定,對未經審核備考經調整綜合有形資產淨值報表出具意見,並向　閣下報告。對於就編製未經審核備考經調整綜合有形資產淨值報表時所採用之任何財務資料而由吾等在過往發出之任何報告,除於該等報告發出日期對該等報告之發出對象所負之責任外,吾等概不承擔任何責任。

意見之基礎

吾等是按照香港會計師公會所頒佈之香港投資通函申報委聘準則第300號「有關投資通函內備考財務資料之會計師報告」進行應聘工作。吾等之工作主要包括比較未經調整財務資料與來源文件，考慮調整之支持憑證，及與　貴公司董事討論未經審核備考經調整綜合有形資產淨值報表。吾等之工作並不涉及獨立查核任何相關財務資料。

吾等在策劃和進行工作時，均以取得吾等認為必需之資料及解釋為目標，使吾等能獲得充分憑證，就未經審核備考經調整綜合有形資產淨值報表已由　貴公司董事按所述基準妥善編製，該基準符合　貴集團的會計政策，及就根據上市規則第四章第29(1)段作出披露之未經審核備考財務資料而言，有關調整乃屬適當。

未經審核備考經調整綜合有形資產淨值報表乃根據　貴公司董事之判斷及假設而編製，其編製僅為說明用途，而基於其假設性質，其並不保證或顯示任何事情將於未來發生，亦不一定能反映貴集團於二零零七年六月三十日或任何未來日期的財務狀況。

意見

吾等認為：

(a) 未經審核備考經調整綜合有形資產淨值報表已由　貴公司董事根據所述基準妥為編製；

(b) 該基準符合　貴集團之會計政策；及

(c) 就根據上市規則第四章第29(1)段所披露之未經審核備考經調整綜合有形資產淨值報表而言，有關調整乃屬恰當。

德勤•關黃陳方會計師行
香港執業會計師

二零零八年一月二十二日

認股權證條款概要

認股權證將根據本公司以平邊契約形式簽立的契據(「契據」)以記名方式設立及構成,並將自成本公司一類證券,彼此且於各方面享有相同權利。

認股權證持有人(定義見下文)可享有契據所有條文的權益,且須受其約束,並將被視為已知悉其內容。有關契據主要條文概列如下,其副本將可於本公司註冊辦事處或認股權證持有人(定義見下文)不時接獲通知的其他地點索閱。

本概要內「股份」一詞指本公司於認股權證發行當日已有的法定股本中每股面值0.01港元的股份及不時並於當時與該等股份享有同等權益的所有其他股份及本公司股本中因任何股份拆細、合併或重新分類而產生的所有其他股份。

1. 認購

(a) 每份認股權證當時的登記持有人或聯名持有人(「認股權證持有人」)將有權(「認購權」)按每股股份8.00港元的價格(「認購價」)(可按下文所述調整)以現金認購繳足股款的股份(但不計及零碎股份)。認股權證持有人可就所持的全部或部分認股權證於聯交所開始買賣當日(預期為二零零八年二月二十日)(「開始日期」)至開始日期後三年之日(預期為二零一一年二月十九日)期間(包括首尾兩日,若其中任何一日並非營業日,則為緊接該日的營業日)(「認購期」)隨時行使認股權證所附的認購權。於認購期結束之日或之前尚未行使的任何認購權於該時限後將告失效,而有關認股權證亦將告作廢。

(b) 如欲行使認購權，認股權證持有人須填妥及簽署認股權證證書所附的認購表格或本公司批准使用的個別認購表格（兩種表格一經簽署及填妥均不得撤回），並將認股權證證書（如適用，連同另一張認購表格）連同行使認購權以認購股份的有關認購款項，一併送交本公司當時的股份過戶登記分處（「過戶登記處」）。該等經正式填妥及簽署之文件及有關款項送抵過戶登記處的日期將為有關認購權獲行使的日期，下文稱為「認購日期」。進行認購時，亦須遵守一切當時適用的有關外匯管制、財政規例或其他法例或規例。

(c) 本公司不會配發及發行任何零碎股份，但本公司將退還予有關認股權證持有人在其行使認購權時所支付的認購款項餘款，惟如一名認股權證持有人於同一認購日期行使兩份或以上的認股權證證書所附的認購權，則在決定有否（及如有，則多少）零碎股份產生時，該等認股權證證書的認購權將合併計算。

(d) 本公司於契據中承諾，將會在有關認購日期後二十八(28)日內配發及發行因行使認購權而須發行的股份，而該等股份將與有關認購日期當日的已發行繳足股款的股份享有相同權利。因此，其持有人將可享有於有關認購日期或以後本公司所宣派、派付或作出的一切股息及／或其他分派及／或提出的其他證券發售建議（除非已按條件（定義見契據）的規定作出調整），惟不會享有記錄日期（定義見契據）定於有關認購日期前並在較早時候已宣派或建議或議決派付或作出的股息或其他分派，而該等股息或分派的數額及記錄日期已於有關認購日期或之前通知聯交所。

(e) 本公司將於配發及發行有關股份後，於可行的情況下盡快（及不遲於有關認購日期後二十八(28)日）免費發給認股權證持有人下列各項：

(i) 認股權證持有人名下有關股份的股票；

(ii) （如適用）以記名方式發給有關認股權證持有人名下的任何尚未行使認購權（上文(b)分段所述已遞交的認股權證證書內所附的認購權）的餘額認股權證證書；

(iii) （如適用）在上文(c)分段所述任何不獲配發的零碎股份配額股款的支票；及

(iv) （如適用）差額證書（定義見契據）。

行使認購權而發行的股票、餘額認股權證證書（如有）、退款支票（如有）及差額證書（如有）將以郵遞方式寄交載列於認股權證持有人名冊內的認股權證持有人地址（如屬聯名持有人，則寄交認股權證持有人名冊內名列首位的聯名持有人地址），郵誤風險概由有關認股權證持有人承擔。在本公司同意下，該等證書及支票亦可事先安排由過戶登記處暫時保管，以待有關認股權證持有人領取。

2. 認購價的調整

契據載有關於調整認購價的詳細規定。以下為契據內有關規定的概要，並須受其約束。

(a) 在下列任何一種情況下，認購價將依照契據所載條款予以調整（下文(b)與(c)分段所載情況除外）：

(i) 股份因合併或拆細而更改面值；

(ii) 本公司以溢利或儲備（包括任何股份溢價賬或資本贖回儲備金）撥充資本方式發行入賬列為繳足股款的股份（以股份代替現金股息所發行者除外）；

(iii) 本公司就削減資本或其他事項分配資本(定義見契據)予股份持有人(以其身份行事);

(iv) 本公司授予股份持有人(以其身份行事)以現金收購本公司或其任何附屬公司(定義見契據)任何資產的權利;

(v) 本公司向股份持有人提出供股建議或授予可認購股份的購股權或認股權證,使其可按低於市價(根據契據所載方式計算)90%的價格認購新股份;

(vi) 本公司或任何其他公司以現金作為全部代價發行可兑換或交換或附有權利可認購新股份的證券,而每股股份的實際總代價(定義見契據)低於市價(根據契據所載方式計算)90%者,或發行條款予以更改以致實際總代價(根據契據所載方式計算)低於市價90%者;及

(vii) 在董事認為適宜調整認購價的情況下,本公司購買股份或可兑換新股份的證券或可認購股份的權利,惟於聯交所或任何其他證券交易所購買者除外。

(b) 除下文(c)分段所述者外,在下列情況毋須進行上文(a)(ii)至(vii)分段所述的調整:

(i) 因行使可兑換股份的證券所附任何兑換權或行使任何可購買股份的權利(包括認購權)而發行繳足股款的股份;

(ii) 本公司發行股份或本公司或任何附屬公司發行可兑換股份或附有購買股份權利的證券,以作為收購任何其他證券、資產或業務的全部或部分代價;

(iii) 將已設立或可能根據契據所載條款及條件在若干情況下設立的認購權儲備（定義見契據）（或根據任何其他可兑換股份或附有購買股份權利的證券的條款而已設立或可能設立的類似儲備）全部或部分撥充資本以發行繳足股款的股份；或

(iv) 根據以股代息計劃以股份代替現金股息而發行股份，將不少於據此發行的股份面值的款額撥充資本，而此等股份的市值（根據契據所載方式計算）不超過股份持有人原可選擇或原應收取的現金股息款額110%。

(c) 儘管上文(a)及(b)分段條款有所規定，但若董事在任何情況下認為不應按上述規定對認購價作出調整，或應根據不同基準計算，或即使根據上述規定毋須調整，但董事認為仍應對認購價作出調整，或調整應在上述條款訂明者以外的其他日期或其他時間生效，則本公司可委任經核准的商人銀行或核數師（兩者定義見契據）研究擬進行的調整（或不進行調整）會否因若干原因而未能公平及適當反映受影響人士的有關利益。若此經核准的商人銀行或核數師（視乎情況而定）認為確實如此，則應以此經核准的商人銀行或核數師證明認為適當的方式對原擬進行的調整加以修訂或廢除或在原來毋須調整的情況下進行調整，其中包括但不限於作出以不同基準計算的調整及／或調整須在其他日期及／或時間生效。

(d) 認購價的任何調整將計算至最接近的一仙，不足半仙之數不予計入，半仙或以上之數則作為整數一仙計入。如認購價減少之數少於一仙，則認購價於任何情況下將不會調整。任何因此而毋須作出的調整均不會予以結轉。於任何情況下認購價不得因任何調整以致有所提高（股份合併成較大面值及股份購回的情況除外）或導致股份以低於面值發行。

(e) 認購價的每項調整須由經核准的商人銀行或核數師(以專業人士身份,在無明顯錯誤的情況下,彼等所作的決定將屬最終決定,並對本公司及認股權證持有人具約束力)證明,載有每項調整詳情的通知亦須發送予各認股權證持有人。由經核准的商人銀行及/或核數師所發出的證明書可於當時本公司註冊辦事處或認股權證持有人不時接獲通知的其他地點供查閱,並可索取證明書副本。

3. 記名認股權證

認股權證將以記名方式發行。本公司有權將認股權證登記持有人視作其絕對擁有人。因此,除非經由具有司法管轄權的法院指令或法例有所規定,否則本公司不受規限承認任何其他人士對有關認股權證所提出的衡平權或其他索償要求或權益(不論其是否已向本公司作出明確表示或其他通知)。

4. 轉讓、過戶及登記

認購權證將可採用任何一般或通用格式的轉讓契據或董事批准的任何其他格式的轉讓契據以認購價8.00港元的整數單位或其倍數轉讓。倘轉讓人或承讓人為香港中央結算(代理人)有限公司或其繼任者(或董事就此批准的其他公司),則轉讓契據可由其授權人士代表親筆簽署或以機印形式簽署(視乎情況而定)。本公司將就此設立認股權證持有人名冊。認股權證轉讓契據必須由轉讓人與承讓人雙方簽署。本公司的細則有關股份登記、轉讓及過戶之規定(在作出必要修訂後),將適用於認股權證的登記、轉讓及過戶(如契據中已有明文規定除外)。

持有認股權證而並無將其登記於名下的人士如欲行使認股權證,謹請留意在轉讓或行使認股權證前(尤其在最後認購日期(預期為二零一一年二月十九日)前十(10)個營業日起至最後認購日期之期間),可能需要就任何特快重新登記認股權證而支付額外費用及開支。

認股權證將獲納入中央結算系統,因此,於適用法例或有關當局的規例、契據條款及情況許可下,本公司可決定認股權證的最後買賣日期為認購期最後一日(預期為二零一一年二月十九日)前最少三個交易日當日。

5. 暫停辦理認股權證持有人過戶登記手續

董事可不時決定暫停辦理認股權證過戶及暫停辦理認股權證持有人名冊登記手續之期間，惟在任何一個年度內，該段期間（或該等期間合共）不得超過三十(30)日。凡於暫停辦理認股權證過戶登記期間轉讓或行使認股權證附有的認購權，對本公司與任何提出有關轉讓的人士，或（視乎情況而定）對本公司與行使認股權證所附認購權的認股權證持有人而言（而非其他情形），有關轉讓或行使均被視為於重新辦理認股權證過戶登記後即時進行。

6. 買入及註銷

本公司或任何附屬公司可隨時以下列方式買入認股權證：

(a) 以任何價格在公開市場或以招標方式（所有認股權證持有人均可投標）買入；或

(b) 以私人協議方式按不超過買入認股權證日期前一日每份認股權證在聯交所的收市價110%的價格（所需開支不計算在內）進行，

但不得以其他方式買入。按上述方式買入的所有認股權證須立即註銷，且不得再獲發行或再作出售。

7. 認股權證持有人大會及修訂權利

(a) 契據載有關於為考慮任何可影響認股權證持有人權益事項而召開的認股權證持有人大會的規定，包括以通過特別決議案（定義見契據）的方式修訂契據的規定及／或條件。凡於此等認股權證持有人大會正式通過的特別決議案對認股權證持有人均具約束力，而不論個別認股權證持有人有否出席該大會。

(b) 認股權證當時所附的全部或任何權利（包括契據的任何規定）可隨時（無論本公司是否正在清盤）通過特別決議案予以修改或廢除（包括豁免遵從條件及／或契據的任何規定，或豁免或批准任何以往曾經或擬違反該等規定的事項，惟此舉並不影響其一般效力），上述修訂或廢除建議必須經本公司以平邊契約形式簽立方為有效，並作為契據的附加部分。

(c) 倘認股權證持有人為認可結算所(按香港法例第571章證券及期貨條例的定義)或其代理人,則可授權其認為合適的一位或多位人士於任何認股權證持有人大會上出任其代表或委任代表,惟倘授權超過一位人士,則授權書或代表委任表格須列明每位人士獲授權代表的認股權證數目及類別。每名獲授權的人士將有權代表該認可結算所行使與該結算所或其代理人相同的權力,猶如該授權人士乃本公司的個別認股權證持有人。

8. 法定人數

認股權證持有人大會的法定人數將為兩位或以上人士(不論親身或委派代表出席),彼等須合共持有不少於當時尚未行使認股權證的5%。

9. 補發認股權證證書

倘認股權證證書遭損壞、塗污、遺失或損毀,則本公司可酌情補發新證書。補領地點為過戶登記處的辦事處,補領新證書須繳交相關費用並按本公司所需要的證明、賠償保證及/或抵押的條款申請補發。此外,並須繳交本公司指定不超過2.50港元(或聯交所規則不時允許的款額)的費用。損壞或塗污的認股權證證書須先行交回,方可補領新證書。

倘遺失認股權證證書,則公司條例第71A條第(2)、(3)、(4)、(6)、(7)及(8)節將適用,而其中所指的股份將被視作包括認股權證。

10. 認購權的保障

契據上載有本公司的若干承諾及對本公司的若干規限,以保障認購權。

11. 催繳

倘在任何時間尚未行使的認股權證所附認購權的認購款項總額(定義見契據)相等或少於行使所有根據契據而發行的認股權證應付款項20%,則本公司可發出不少於三個月的通知,要求認股權證持有人行使彼等持的認購權,否則認購權將會失效。上述通知期滿後,所有尚未行使的認股權證將自動註銷,而毋須向認股權證持有人作出賠償。

12. 進一步發行

本公司可自由以其認為合適的方式及條款進一步發行可認購股份的認股權證。

13. 本公司承諾

本公司在契據中承諾：

(a) 於任何認購權獲行使時，本公司將於有關認購日期後二十八(28)日內配發及發行所認購的股份數目；

(b) 經考慮任何可能根據本附錄第2(a)段而作出的調整後，所有因行使認購權而獲配發的股份將在各方面與有關認購日期當日的已發行繳足股款的股份享有同等權利。因此，其持有人將可全數享有在有關認購日期或以後本公司所派發、宣派、支付或作出的一切股息及／或其他分派及／或提出的其他證券發售建議（除非已按契據的規定作出調整），惟不會享有記錄日期定於有關認購日期以前並在較早時候已宣派或建議或議決派發或作出的股息或其他分派，而該等股息或分派的數額及記錄日期已於有關認購日期前通知聯交所；

(c) 在向股東寄發本公司經審核財務報表及一般會寄予股東的一切其他通知、報告及通訊的同時，亦寄予每位認股權證持有人；

(d) 將會支付（如適用）因簽立契據、設立及以記名方式首次發行認股權證、行使認購權及就行使認購權時須發行股份所需的全部香港印花稅及資本稅、登記手續費或其他類似費用；

(e) 盡力確保因行使認購權而配發及發行的所有股份獲准在聯交所上市，惟倘由於任何人士向股份持有人（或向該收購人士及／或其代理人以外的持有人）提出建議，以收購全部或部分股份而引致股份在聯交所終止上市，則上述股份將不獲批准上市；

(f) 將維持足夠普通股本(定義見契據),以便當時尚未行使可認購股份或兑換股份的權利一旦悉數行使時可發行股份;及

(g) 盡力促使認股權證在認購期內任何時間可於聯交所買賣(惟倘提出收購全部或任何其他認股權證的建議後,認股權證在聯交所的上市地位被撤銷,則此項責任將告失效),而因認購權獲行使而配發及發行的所有股份可於配發及發行時或合理可行的較後時間於聯交所買賣(惟倘提出收購全部或任何股份的建議且亦有向認股權證持有人提出類似建議,以致股份在聯交所的上市地位被撤銷,則此項責任將告失效)。

14. 本公司清盤

(a) 倘於認購期內通過本公司自願清盤的有效決議案,而該清盤目的為根據協議計劃進行重組或合併,且認股權證持有人(或彼等就此通過特別決議案所委派的人士)為此項協議計劃的訂約方,或就該協議計劃向認股權證持有人提呈建議並獲得特別決議案批准,則此項協議計劃或(視乎情況而定)建議的條款將對所有認股權證持有人具約束力;及

(b) 倘本公司於認購期內向各股東發出通知,召開股東大會以考慮並酌情批准有關本公司自願清盤的決議案,則本公司須於向每名股東寄發有關通知當日或之後盡快向全體認股權證持有人發出有關通知(連同存有本規定的通知),其後各認股權證持有人可最遲於本公司建議舉行股東大會該日前兩個營業日,將填妥的認購表格及有關認購款額送交本公司,以行使其認股權證所附的全部或部分認購權,就此本公司將盡快(無論如何不遲於於建議舉行上述股東大會該日前一個營業日)向認股權證持有人配發及發行相關入賬列作繳足股款的股份。

除上述者外，倘本公司清盤，則於通過有關決議案當日尚未行使的一切認購權將告失效，而每份認股權證證書亦會作廢。

15. 海外認股權證持有人

契據載有規定，容許董事在諮詢有關司法權區法例的法律限制或相關監管機構或證券交易所的規定後，在其認為若該等認股權證持有人行使所持任何認股權證所附任何認購權時發行股份可能屬違法或不可行時，酌情處理任何登記地址位於香港以外地區的認股權證持有人。

16. 通知

契據載有關於向認股權證持有人發出通知的規定。

17. 管制法例

契據及認股權證將受香港法例管制，並按香港法例詮釋。

1. 責任聲明

本章程所載資料,乃遵照收購守則及上市規則規定提供有關本公司的資料。董事願就本章程所載資料的準確性共同及個別承擔全部責任,並於作出一切合理查詢後確認,就彼等所知,本章程所表達的一切意見乃經審慎周詳考慮後始行發表,且本章程並無遺漏任何其他事實,以致其所載任何聲明有誤導成份。

2. 股本

於最後可行日期,完成公開發售及悉數行使認股權證當時的本公司法定及已發行股本如下:

法定股本		*港元*
30,000,000,000	股於最後可行日期股份	300,000,000.00
已發行並繳足或入賬列為繳足股本		
282,883,547	股於截至二零零六年十二月三十一日止年度的股份	2,828,835.47
(6,700,000)	股購回股份	(67,000)
276,183,547	股於最後可行日期股份	2,761,835.47
552,367,094	股於完成公開發售後的股份	5,523,670.94
662,840,513	股於完成公開發售及悉數行使認股權證後的股份	6,628,405.13

所有現有股份在各方面具同等權利,尤其為股息、投票權及股本回報的權利。

已發行股份於聯交所上市。本公司股份或股本/債務證券概無於其他證券交易所上市或買賣,亦無尋求或建議徵求批准本公司證券於其他證券交易所上市及買賣。

股份面值為每股0.01港元。

除上文所披露者外，本集團成員公司自最近期刊發經審核帳目結算日起並無任何資本變更。

除本章程已披露者外，於最後可行日期，本集團概無資本或成員公司涉及購股權，或獲有條件或無條件同意涉及購股權。

自二零零六年十二月三十一日（即本公司最近期經審核財務報表的結算日）至最後可行日期，概無發行任何新股份。

3. 市價

下表顯示股份於(i)緊隨公佈日期前六個月各月及最後可行日期前各月的最後交易日；及(ii)最後可行日期在聯交所的收市價。

日期	每股收市價 *港元*
二零零七年五月三十一日	5.70
二零零七年六月二十九日	6.38
二零零七年七月三十一日	8.06
二零零七年八月三十一日	6.70
二零零七年九月二十八日	6.82
二零零七年十月三十一日	6.80
二零零七年十一月二十一日，即刊發公佈前最後一個交易日	6.55
最後可行日期	4.00

於二零零七年五月二十一日（即緊接刊發公佈前最後一個交易日二零零七年十一月二十一日前六個月當日）至最後可行日期股份在聯交所的最高及最低收市價分別為二零零七年八月一日的8.1港元及二零零八年一月十七日的4.00港元。

4. 董事權益

除下文所披露者外，於最後可行日期，董事及本公司高級行政人員並無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例規定當作或視為擁有的權益及淡倉（如有））須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入該條規定的登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份的百分比
莊舜而女士	–	106,484,400股 *(附註1)*	–	106,484,400股	38.56%

附註：

(1) 於最後可行日期，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）的全資附屬公司，持有106,484,400股股份。莊女士於China Spirit擁有100%實益權益，故視為擁有106,484,400股股份的公司權益。

(2) 上述權益屬於好倉。

上述權益均屬於好倉。於最後可行日期，並無淡倉記錄在證券及期貨條例第352條規定的登記名冊內。

於最後可行日期，王炳忠拿督並無本公司股權。

5. 主要股東及其他人士權益

除下文所披露者外，就董事及本公司高級行政人員所知，於最後可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3分部的條文予以披露，或於最後可行日期直接及間接持有可於任何情況下附有權利可在本集團任何股東大會投票的任何類別股本面值10%或以上權益。

名稱	身份	所持股份數目	佔所有已發行股份的百分比
莊舜而女士	所控制的公司持有 *(附註1)*	106,484,400	38.56%
China Spirit Limited	所控制的公司持有 *(附註1)*	106,484,400	38.56%
Vigor Online	實益擁有人	106,484,400	38.56%
John Zwaanstra先生（「Zwaanstra先生」）	所控制的公司持有 *(附註2)*	25,051,000	9.07%
Penta Investment Advisers Limited（「Penta」）	投資經理 *(附註3)*	25,051,000	9.07%

附註：

(1) 於最後可行日期，Vigor Online乃China Spirit的全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均視為擁有106,484,400股股份權益。合共276,183,547股發售股份中，Vigor同意根據包銷協議認購169,699,147股發售股份，而106,484,400股發售股份乃Vigor以股東身份有權及承諾認購。

(2) Zwaanstra先生擁有Penta全部權益。因此，Zwaanstra先生視為擁有25,051,000股股份權益。

(3) Penta作為投資經理於25,051,000股股份擁有權益，並透過其全資附屬公司行事。

(4) 上述所有權益均指好倉。

上述所有權益均為好倉。於最後可行日期，並無淡倉記錄在證券及期貨條例第336條規定的登記名冊內。

6. 董事服務合約

(a) 於最後可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償(法定賠償除外)的任何現有或擬定服務合約。

(b) 董事與本公司或其任何附屬公司或聯營公司概無於公佈日期前六個月內訂立或修訂任何仍然生效的服務合約(包括持續或有期合約)。

(c) 董事與本公司或其任何附屬公司或聯營公司概無訂立任何仍然生效且通知期為12個月或以上的持續服務合約。

(d) 董事與本公司或其任何附屬公司或聯營公司概無訂立任何仍然生效且屆滿日期為12個月以上的有期服務合約(不論有否通知期)。

7. 董事於競爭業務的權益

於最後可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼等各自的聯繫人概無被認為於足以或可能與本集團業務構成直接或間接競爭的業務中擁有任何權益。

8. 公司資料

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

股份過戶登記處香港分處

卓佳登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

法律顧問

胡百全律師事務所
香港
中環
遮打道10號
太子大廈12樓

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

主要往來銀行

中國工商銀行(亞洲)有限公司
香港
中環
花園道3號
中國工商銀行大廈33樓

中國銀行(香港)有限公司
香港
花園道1號
中銀大廈
52樓

Societe Generale Bank & Trust
1 Rafflee Quay
#35-01, North Tower
Singapore 048583

瑞士銀行
香港
中環金融街8號
國際金融中心二期
52樓

美林亞太有限公司
香港
中環花園道3號
中國工商銀行大廈17樓

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the American, 6/F
New York, NY(001)
USA

合資格會計師

江木賢先生

公司秘書

馮靖文女士

授權代表

王炳忠拿督
香港
灣仔
駱克道333號
中國網絡中心47樓

江木賢先生
香港
灣仔
駱克道333號
中國網絡中心47樓

替代授權代表

馮靖文女士
香港
灣仔
駱克道333號
中國網絡中心47樓

9. 董事詳情

執行董事

莊舜而女士，現年53歲，於二零零二年八月二十三日獲委任為本公司執行董事兼主席。彼自一九九八年九月起出任中國東莞長安高爾夫球鄉村俱樂部主席，現為仁愛堂第二十八屆(丁亥年)董事局副主席。彼曾於一九九二年至二零零零年出任申銀萬國(香港)有限公司董事兼行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年63歲，於二零零二年三月十五日獲委任為本公司執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，於香港及馬來西亞曾擔任不同高級管理職位(包括在上市公司擔任執行董事職位)。

江木賢先生，現年42歲，於二零零二年五月十三日獲委任為本公司執行董事。彼畢業於香港城市大學，取得工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師，在企業融資、財務管理、會計及核數方面擁有逾15年經驗。

獨立非執行董事

勞偉安先生，現年46歲，於二零零二年三月十五日獲委任為本公司非執行董事，其後於二零零二年十月二十九日轉任為本公司獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直於其名下公司勞偉安會計師事務所擔任執業會計師。彼在提供稅務顧問服務及審核服務予公司(包括香港上市公司)方面擁有豐富經驗。

劉紹基先生，現年49歲，於二零零四年六月三日獲委任為本公司獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾25年經驗。彼現為財務顧問界顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為英國特許公認會計師公會(「特許公認會計師公會」)及香港會計師公會資深會員，亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會委員會會員，並於二零零零年／二零零一年年度擔任特許公認會計師公會香港分會主席。劉先生同時亦為其他多間香港上市公司董事會的獨立非執行董事。

張健先生，現年65歲，於二零零六年十月十六日獲委任為本公司非執行董事。彼為中國教授級高級工程師，現任中國施工企業管理協會副理事長、中國寶玉石協會副會長、西安建築科技大學北京校友會會長、中國建築材料集團公司外部董事及中礦國際投資有限公司專家委員會主席。彼於一九九七年被授予國家有突出貢獻知識份子獎，並於二零零四年被評為「全國十大誠信英才」。於二零零五年，張先生更被評為中國有色金屬行業有影響力人物。於一九八二年至一九九八年期間，彼曾於中國有色金屬工業總公司擔任多項要職。於一九九八年至二零零三年期間，彼曾任中色建設集團有限公司董事長及總經理，並在二零零三年至二零零五年期間擔任中國有色礦業集團有限公司總經理。

10. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約等於15,305,000港元）連同利息的款項。nCube對STSL提出索償乃以數碼電視與nCube之間的合約上的STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能應對nCube的索償負法律責任。數碼電視亦正對nCube的索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟自此並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據公司條例第178條於一九九八年十一月向數碼電視發出要求償還約1,152,000美元（約等於8,983,000港元）的法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤的呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One的繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前向法院支付200,000港元，作為數碼電視的訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁程序並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於綜合財務報表中作出任何撥備。

除上述事項外，本公司及其任何附屬公司並無涉及任何重大訴訟或索償，而就董事所知，本集團任何成員公司亦無任何尚未了結或可能面臨或被提出的重大訴訟或索償。

11. 重大合約

下列為本集團成員公司於緊接最後可行日期前兩年訂立的重大或可屬重大合約(日常業務過程中訂立的合約除外):

(a) 包銷協議。

除上文所披露者外,本集團成員公司概無於公佈日期前兩年至最後可行日期內訂立任何重大或可屬重大的合約(日常業務過程中訂立的合約除外)。

12. 重大改變

除本章程所披露者外,於最後可行日期,就董事所知,自二零零六年十二月三十一日(即本公司最近期刊發經審核財務報表的結算日期)以來,本集團的財務或經營狀況或前景並無任何重大逆轉。

13. 董事於合約及資產的權益

於最後可行日期,概無董事擁有重大權益並對本集團業務屬重大的合約或安排。於最後可行日期,除包銷協議外,Vigor概無訂立任何董事在當中有重大個人權益的重大合約。

於最後可行日期,董事於本集團任何成員公司自二零零六年十二月三十一日(即本集團最近期刊發經審核賬目的結算日期)以來(i)買賣;或(ii)租用;或(iii)擬買賣;或(iv)擬租用的資產中,並無擁有直接或間接權益。

概無董事已經或將會因離職及就公開發售、包銷協議及／或清洗豁免獲得賠償。除包銷協議外，Vigor或其一致行動人士、任何董事、在任董事、股東或現時股東及其他涉及或視乎或依賴公開發售及／或清洗豁免結果或以其他方式與公開發售及／或清洗豁免有關的人士概無任何協議、安排或共識（包括任何賠償安排）。Vigor概無訂立任何有關其可能會或可能不會援引或尋求援引一項公開發售及／或清洗豁免的先決條件或條件的情況及作出有關行動的後果（包括所產生的違約費詳情）之協議或安排。

於最後可行日期，除包銷協議、不可撤回承諾及僅為符合包銷協議條款及條件而由新鴻基投資服務有限公司向Vigor授出680,000,000港元的備用信貸外，董事與其他人士概無訂立任何以公開發售及／或清洗豁免為條件或視乎公開發售及／或清洗豁免結果或與公開發售及／或清洗豁免有關的協議或安排。

14. 股權及買賣

(a) 除Vigor為本公司主席莊舜而女士間接全資擁有的附屬公司外，在公佈日期前六個月至最後可行日期期間，本公司及董事概無擁有任何Vigor股份、可換股證券、認股權證、購股權或衍生工具，亦無買賣任何Vigor股份、可換股證券、認股權證、購股權或衍生工具。

(b) 在公佈日期前六個月至最後可行日期期間，概無本公司股權受與本公司有關的基金經理酌情管理，該等基金經理亦無買賣附有投票權的本公司股份、可換股證券、認股權證、購股權或衍生工具。

(c) 除Vigor持有的106,484,400股股份外，於最後可行日期，包銷商、其一致行動人士及彼等各自的董事概無擁有或控制本公司股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無為換取價值而買賣該等證券。

(d) 於最後可行日期，與Vigor或其聯繫人或彼等的一致行動人士訂有屬收購守則第22條附註8所界定安排之人士概無擁有或控制本公司股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無為換取價值而買賣該等證券。

(e) 於最後可行日期，本集團的退休金計劃、本公司附屬公司、德勤或屬收購守則所指第(2)類聯繫人定義（不包括豁免主要交易商）的本公司其他顧問、彼等的最終控股公司或其附屬公司或同系附屬公司概無擁有或控制本公司或Vigor股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無買賣本公司股份。

(f) 除包銷協議及不可撤回承諾外，在公佈日期前六個月至最後可行日期期間概無任何本集團成員公司訂立任何安排致使董事及彼等的聯繫人可透過收購股份或其他企業實體獲得利益。

(g) Vigor已獲新鴻基投資服務有限公司授出680,000,000港元的備用信貸，僅供達成包銷協議條款及條件之用。視乎Vigor及包銷商須根據公開發售認購未獲股東認購的發售股份數量，Vigor及其一致行動人士可能需要融資而將根據公開發售購入的股份轉讓、質押或抵押予新鴻基投資服務有限公司，否則在公開發售認購的股份將由Vigor持有。

(h) 於最後可行日期，概無任何人士與本公司或本公司聯繫人（收購守則所界定第(1)、(2)、(3)及(4)類別聯繫人）訂立收購守則第22條附註8所述類別的安排。

15. 專家及同意書

以下為本章程載有其意見或建議的專家的資格：

名稱	資格
德勤•關黃陳方會計師行（「德勤」）	香港執業會計師

於最後可行日期，德勤：

(a) 於本集團成員公司自二零零六年十二月三十一日（即本公司最近期經審核賬目的結算日期）以來買賣或租用或擬買賣或租用的任何資產中，並無擁有直接或間接權益；及

(b) 並無擁有本集團任何成員公司任何股權或可自行或提名他人認購本集團任何成員公司證券的權利（不論可否合法行使）。

德勤已就本章程的刊行發出同意書，同意以現有形式及內容轉載其報告或函件，視乎情況而定，及引用其名稱，迄今並無撤回同意書。

16. 約束力

倘根據本章程提出申請，本章程即具效力，所有有關人士須受公司條例第44A及44B節所有適用條文（罰則除外）約束。

17. 送呈公司註冊處的文件

各份章程文件及德勤的同意書副本已按公司條例第342C條送呈香港公司註冊處。章程文件的副本已送往百慕達公司註冊處存檔。

18. 一般資料

(a) 本公司的註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) Vigor的註冊辦事處為TrustNet (British Virgin Islands) Limited的辦事處，地址為TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands，其通訊地址為香港灣仔駱克道333號中國網絡中心47樓。Vigor的主要股東為China Spirit Limited及莊女士(China Spirit Limited的唯一股東)。

(c) China Spirit Limited的註冊辦事處為Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands，其通訊地址為香港灣仔駱克道333號中國網絡中心47樓。莊女士的地址為香港灣仔駱克道333號中國網絡中心47樓。

(d) 本公司的香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(e) 本公司的秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(f) 本公司的合資格會計師為江木賢先生。彼畢業於香港城市大學，持有商學學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(g) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(h) 本公司的香港股份過戶登記分處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(i) 本章程備有中、英文版本。如有歧義，概以英文本為準。

19. 備查文件

下列文件的副本由本章程日期至二零零八年二月五日前的一般辦公時間上午九時正至下午五時正(星期六及公眾假期除外)在本公司主要辦事處(地址為香港灣仔駱克道333號中國網絡中心47樓)可供查閱:

(a) 本公司及Vigor組織章程大綱及公司細則;

(b) 本附錄「重大合約」一段所述的重大合約及有關重大合約的通函(如適用);

(c) 本公司截至二零零七年六月三十日止六個月未經審核綜合財務報表;

(d) 本公司截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度的年報;

(e) 德勤就本集團未經審核備考財務資料發出的會計師報告,全文載於本章程附錄二;

(f) 本附錄「專家及同意書」一段所述的德勤同意書;

(g) Vigor不可撤回承諾;

(h) 通函;

(i) 本章程;及

(j) 契約。

END